Exhibit C-5

Government of Canada Gouvernement du Canada

MASTERS OF OUR DESTINY

BUDGET 2026

November 5, 2026 | budget.canada.ca

Canada

November 5, 2026 | budget.canada.ca BUDGET 2026 MASTERS OF OUR DESTINY l I Government of Canada Gouvernement du Canada

Budget 2026

Masters

of our destiny

His Majesty the King in Right of Canada (2026)

All rights reserved

All requests for permission to reproduce this document or

any part thereof shall be addressed to the Department of Finance Canada.

This document is available at budget.canada.ca.

Cette publication est aussi disponible en français.

ISSN 1719-7740

Cat. No.: F1-26/3E-PDF

In the event that errors or inconsistencies are identified in this publication, the Department of Finance

Canada will make the necessary corrections in the online version.

Photos courtesy of participating Government of Canada departments and agencies.

Cover photo: Churchill Falls and Gull Island electricity project, Newfoundland and Labrador Hydro.

Table of contents

Cover letter by Prime Minister and Finance Minister	1

Masters of our destiny	9

Economic and fiscal overview	55

A stronger, more independent, and more affordable Canada	55

Global context	59

Oil shock persists, while global borrowing costs rise	59

Global economy resilient as technology and trade reconfigure growth	61

Canada’s economy is growing and adapting to change	64

Canada is successfully navigating a challenging environment	64

Growth is broadening	65

Canada is diversifying its export markets	65

Canada is creating the foundations for an investment supercycle	70

Major projects are a catalyst for investment	74

AI investment and adoption are accelerating	77

Creating jobs and making life more affordable	78

More Canadians are finding work	78

Canadians’ incomes are rising and affordability is improving	81

Higher inflation is being driven primarily by energy prices	85

Canadian economic outlook	87

Growth is expected to strengthen as the economy adjusts	87

Economic scenarios analysis	91

Higher investment scenario	91

Global supply disruptions scenario	91

Responsible fiscal management creates room to invest	93

Budget 2026 builds on Canada’s strong fiscal foundation	93

Growing capital investments while maintaining fiscal discipline	96

Canada’s fiscal advantage: a foundation for future prosperity	97

Economic scenario analysis: fiscal implications	99

Canada’s economic plan is fiscally sustainable	100

Securing Canada’s future prosperity and fiscal sustainability	100

Chapter 1: Canada’s Investment Supercycle	109

A new era of investment, productivity, and growth in Canada	109

1.1 Making Canada the best place to invest	111

Kickstarting Canada’s Investment Supercycle with the Productivity Mega Deduction	111

Rewarding innovation by helping Canadian ideas and talent succeed	115

Backing Canada’s next generation of entrepreneurs	115

Helping Canadian innovators scale at home	116

i

Boosting innovation and commercialisation	117

Unleashing billions for Canadian businesses with the Canada Investment Summit	119

Mobilising private investment to modernise Canada’s airports	120

1.2 Building a cleaner, more competitive economy	123

Powering Canada Strong	123

Growing Canada’s nuclear advantage and powering our electricity future	129

Expanding Canada’s electric vehicle charging infrastructure	132

1.3 Unlocking the full potential of Canada’s natural resources	133

Bringing critical minerals from mine to market	134

Strengthening Canada’s forest sector	137

1.4 Building a net-zero economy	138

Advancing Canada’s climate competitiveness	140

Mobilising sustainable investment	141

1.5 Strengthening competition	141

Advancing the Whole-of-Government Competition Plan	142

Increasing competition in the telecommunications sector	145

Increasing competition in the financial sector	146

Unlocking infrastructure investment and economic growth	148

Advancing the digital transformation of the financial system	149

Chapter 2: A more competitive and connected Canadian economy	155

Focusing on what we can control	155

2.1 Building a stronger, more sovereign economy	157

Moving major projects forward faster	157

Giving Canadians a stake in what we build	167

2.2 Diversifying trade and deepening ties with reliable partners	170

Managing Canada’s trading relationship with the United States	170

Opening new markets and strengthening reliable partnerships	171

Modernising trade systems	174

Enhancing Canada’s trade finance toolkit	175

2.3 Helping Canadians and their businesses navigate change	175

Supporting Canadian workers and businesses	176

Delivering more responsive regional support for businesses	180

Supporting a more competitive wine sector	180

2.4 Building one Canadian economy	180

Chapter 3: A more affordable life	187

3.1 Delivering a boost today	189

Providing more help with groceries and everyday essentials	189

Strengthening support for workers earning low wages	191

Making the Canada Caregiver Credit refundable	191

Lowering costs for Canadians at the pump	193

$2 billion investment, retrofitting 1 million homes to save Canadians $1 billion per year	193

Securing the future of a Canada-wide early learning and child care system	194

3.2 Providing a bridge to tomorrow	195

Building the homes Canada needs	195

Pillar 1: Putting Canada on a path to end homelessness in 10 years	197

Pillar 2: Expand non-market housing	201

Turning federal lands and buildings into homes	202

Pillar 3: Building a housing market that works for all	202

Building the infrastructure that growing communities need	204

Helping Canadians get an affordable mortgage	207

Securing a resilient food supply chain	208

3.3 Supporting a healthy and secure future	209

Supporting Canadians as they manage their budgets	210

Improving access to mental health and home and community care	210

Renewing the Emergency Treatment Fund	211

Improving access to medications	211

3.4 Growing our skilled workforce to build Canada Strong	212

Launching Team Canada Strong	213

Helping workers build skills for the jobs of tomorrow	214

Helping workers affected by tariffs gain new skills	215

Building a more responsive and resilient immigration system	215

Attracting the talent Canada needs	217

Chapter 4: A strong and united Canada	223

4.1 Bringing Canadians together by celebrating our stories and places	225

Celebrating Canada’s 160th anniversary	225

Revitalising recreational facilities and ice rinks	227

Canada Creative Credit	227

Renewing the Canada Strong Pass, making national museums permanently free for children and youth, and supporting national museums and heritage institutions	228

Supporting Canadian stories, journalism, and media	229

Extending the Canadian Journalism Labour Tax Credit	231

Promoting Francophone culture	231

Preserving the legacy of those who have served Canada	232

Supporting Canada’s national parks and historic sites	233

Investing in our oceans	233

Conserving our oceans	234

Supporting the Terry Fox Humanitarian Awards	234

4.2 Connecting communities	235

Supporting ferry and passenger rail services	235

Advancing the LaSalle Causeway Bridge Replacement Project	236

4.3 Advancing reconciliation with Indigenous Peoples	236

Investing in housing and infrastructure in First Nations communities	237

Supporting student success in First Nations communities	241

Supporting Indigenous children and families	241

Strengthening health and safety in Indigenous communities	242

Strengthening the fiscal and institutional capacity of Indigenous governments	243

Supporting reconciliation through partnership and ownership	244

4.4 Building a more inclusive Canada	244

Advancing gender equality	245

Implementing Canada’s Black Justice Strategy	246

Renewing the 2SLGBTQI+ Project Stream	247

Supporting Kids Help Phone	247

Chapter 5: A safe and sovereign Canada	255

5.1 Defending Canada	256

Investing in Canada’s defence capabilities	257

Advancing the Defence Drone Initiative	258

Expanding Operation REASSURANCE	259

Supporting Canadian Armed Forces members and their families after the Wainwright tragedy	259

Strengthening Canada’s defence industrial base	261

Establishing the Defence, Security and Resilience Bank	263

Investing in northern and Arctic readiness	264

Protecting Canada through sovereign intelligence	265

Fulfilling our NATO commitments	265

5.2 Keeping Canadians safe at home	270

Making online spaces safe for everyone	270

Delivering the benefits of AI for all Canadians	271

Supporting the Canadian Centre for Child Protection	273

Engaging communities and preventing violence	273

Supporting victims of crime and reducing repeat offending	274

Addressing gender-based violence	274

5.3 Protecting Canadians from digital and financial threats	275

Modernising privacy legislation	275

Protecting against economic abuse	275

Delivering Canada’s National Anti-Fraud Strategy	276

Detect, disrupt, deter financial crimes	277

Addressing national security risks from investments by financial institutions	279

Cracking down on tax evasion and financial crime	279

Consulting on Canada’s Common Reporting Standard rules	279

5.4 Strengthening disaster preparedness	280

Preparing for and responding to wildfires	280

Strengthening emergency preparedness in First Nations communities	280

Protecting against catastrophic earthquake risks	281

Enhancing the Memorial Grant Program for First Responders	281

Chapter 6: A more efficient government	287

6.1 Simplifying the tax system	288

Making it easier for Canadians to manage their taxes	290

Making it easier to manage retirement savings	294

Connecting more Canadians to federal benefits	294

Making it easier to do business	294

6.2 Making government work better for Canadians	296

Advancing artificial intelligence in government through Digital Transformation Canada	296

Reducing red tape and accelerating federal regulatory approvals	299

Modernising government benefits and services	300

Strengthening Crown corporations	300

Reinforcing Canada’s border infrastructure	301

Drawing talent from across the economy into government	301

6.3 Lowering the costs of government	302

Strengthening the effectiveness of fines and penalties	302

Strengthening tax compliance	303

Renewing the public service	303

Modernising Canada Post	304

Update on ongoing horizontal reviews	305

6.4 Getting more value from public assets	307

Generating more value from federal assets	307

Consolidating responsibility for federally owned bridges and crossings	307

Annex 1: Details of economic and fiscal projections	313

Annex 2: Debt Management Strategy	357

Annex 3: Legislative measures	365

Annex 4: Impacts Report is available online at budget.canada.ca Tax Measures: Supplementary Information	371

v

Budget 2026: Cover letter

by Prime Minister and

Finance Minister

In an increasingly turbulent world, Canada is determining our future. We have the strength to build. The discipline to deliver. And the values to take care of each other.

Budget 2026 is the next step of our ambitious, pragmatic, generational plan to make Canadians maîtres chez nous, building our sovereignty and giving us the freedom to live our lives as we choose.

Sovereignty

Budget 2026 reinforces Canadian sovereignty through tough, prudent decisions to manage government spending, through ambitious measures to drive an investment supercycle that builds Canada strong, and through bold measures to diversify our trade and technologies, so no one can dictate our choices.

Canadians know that when they balance their household budgets, they are in control. In the same way, Canada’s fiscal strength reinforces our sovereignty.

Budget 2026 reduces the growth of spending from over 8% per year during the last decade to less than 2% since Canada’s new government took office. We will maintain that discipline over the budget horizon. The government is on track to reduce the civil service by 10%, and we will balance the operating budget next year, one year ahead of schedule. Canada has the lowest net debt to GDP in the G7, the highest credit rating possible, and borrowing costs that are well below that of the United States.

Unlike what we are seeing in other advanced economies, Canadians—not the bond market—will determine our choices.

People

This budget is for people: hardworking Canadians struggling to get by, Canadians taking care of a loved one, homeless Canadians who need long-term shelter, Indigenous peoples building their future, Canadian artists who want to tell our stories.

Budget 2026 improves the everyday lives of Canadians by boosting affordability, investing in our future and those of children, and improving how we can care for each other.

Sovereignty begins chez vous, in your home. It lives in the choices Canadians make every day: how we heat our homes, how we get to work, how much we pay for banking and broadband, and how we manage our grocery bills and essential expenses.

Cover letter by Prime Minister and Finance Minister | 1

A boost today, a bridge to tomorrow

Building a stronger, more independent economy will deliver lasting benefits to all Canadians, but these structural gains will take time to be fully realised. That’s why we are helping families facing affordability pressures with a boost today and a bridge to tomorrow. Since day one of forming government, we have focused relentlessly on making life more affordable for you and your family.

What we are already delivering

•	A middle-class tax cut for nearly 22 million Canadians, saving a two-income family up to $840 this year

•	Cutting the GST for first-time homebuyers, saving up to $50,000 on a new home

•	Lowering prices at the pump by up to 28 cents per litre by eliminating the consumer carbon price and suspending the federal fuel excise tax

•	Launching Automatic Federal Benefits, which will help up to 5.5 million low-income Canadians get the benefits they are entitled to – such as the Disability Tax Credit and the Canada Disability Benefit

•	Lowering grocery costs for families of more than 400,000 children through the National School Food Program

•	Delivering a new Canada Groceries and Essentials Benefit for more than 12 million Canadians, providing up to $1,890 for a family of four this year, and about $1,400 a year for the next four years.

•	Making it easier to switch phone and internet providers and bank accounts, and helping independent grocers compete, so Canadians have more choices and lower costs

What’s new in Budget 2026…

•	Enhancing our Canada Groceries and Essentials Benefit with a 50% top-up in the new year. All told, a family of four will receive up to $2,570 within one year to cover the costs of groceries and other essentials

•	Delivering a $2-billion investment to retrofit 1 million homes to save Canadians more than $1 billion per year in heating and cooling costs

•	Making the Canada Caregiver Credit fully refundable to provide up to $1,260 to all eligible Canadians who are caring for a loved one

•	Strengthening support for workers so they can keep more money in their pockets through the Build Canada Workers Benefit which would now provide up to $1,859 to individuals and $3,143 to families

•	Building a housing market that works for all Canadians through an investment of $45 billion to build homes faster and more efficiently, using modern methods of construction and Canadian workers. In addition, the Canadian government is working with provinces to cut taxes, fees, and development charges on housing, reducing the cost of a new home by up to $200,000 in Ontario, for example.

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More choice in everyday life

More competition means more choice, lower prices and a more affordable life.

Consumer-driven banking gives Canadians more options to save, transact and borrow. This budget introduces reforms to banking and telecommunications to further open those markets to more competition and make it easier for Canadians to switch providers. Already, a 60GB mobile plan that cost $105 a few years ago can cost as little as $50 today, but we can do even better. New rules in this Budget will end fees to activate, change or cancel plans, saving Canadians about $100 million a year.

At the grocery store, we’re working with provinces to end property controls that keep new grocers out and taking on practices that stop stores from offering lower prices. We will act against surveillance pricing to protect your data and save you money.

A home for every Canadian

Being maîtres chez vous means little to someone who has no place to call their own. Canadians always care for each other, and the crisis of homelessness that has deepened since the pandemic strikes at the heart of Canadian values of fairness, solidarity, and human dignity.

Budget 2026 sets Canada on a path to end homelessness over the next decade through strong measures to provide help, housing and health to Canadians who are homeless.

•	Help: We will work closely with provinces, municipalities and philanthropy to provide the help people need as they transition from experiencing homelessness and find a permanent home. This includes jobs, training, and income supports

•	Housing: As part of this plan the Government of Canada is making a historic, multi-billion-dollar investment to build the transitional and permanent housing necessary to pragmatically ending the homelessness crisis

•	Health: for those who need it, we will build the facilities needed to care for and support the most vulnerable in our society.

We will begin immediately in Winnipeg to break the cycle of homelessness and provide the care and permanent housing for the more than 2,000 people who are currently homeless in that city. We will work with public and private partners to build a new Centre for Mental Health and Addictions and add an additional 2,000 new transitional and supportive homes.

With an estimated 65,000 homeless Canadians, ending homelessness must become a national initiative. Everyone must play their role: the federal government by building transition housing and associated medical facilities, the provinces and municipalities by operating these facilities and providing the job, training, mental health, and income supports. Philanthropic partners can add their support throughout the journey from sleeping rough on the streets to reaching home.

Cover letter by Prime Minister and Finance Minister | 3

Canadians take care of each other and ending homelessness will also make entire communities better and safer. Budget 2026 commits the Canadian government to this new model and opens the offer to every community across the country willing to play its role.

Building Affordable Housing for All

Over the past several decades, Canada simply did not build enough non-market homes to keep up with Canadians’ needs. In September 2025, Canada’s new government launched Build Canada Homes, a new federal housing agency to supercharge non-market housing construction across the country. Build Canada Homes brings together public land, financing, investment, and development expertise to build and catalyse affordable, non-market, supportive, and transitional housing – working directly with non-profit, Indigenous, public, and private partners to get more homes built.

Budget 2026 charts a new course to triple non-market housing construction in Canada over the next decade. By boosting capital in Build Canada Homes, unlocking more federal lands, leveraging private investment and working in partnership with provinces and territories, Canada’s government will work to significantly increase non-market housing starts across the country. The goal is not simply to fund more projects, but also to build a permanent housing delivery system that produces affordable homes at large scale.

Housing affordability is beginning to improve, with the share of household income covering ownership costs falling from 55% to 41%, according to the Bank of Canada. Low-cost financing through the Apartment Construction Loan Program and lower development charges through the Build Communities Strong Fund are also lowering the cost of construction and getting new homes built. At the same time, we are keeping overall immigration at sustainable levels to allow housing supply gradually to catch up with demand.

This progress is encouraging, but it is not enough and many Canadians are still priced out of affordable housing. Building homes at a generational scale and speed to bring down costs for Canadians requires innovative new approaches to how housing is planned and constructed.

In Budget 2026, Canada’s new government is creating the conditions to enable the supply and demand for modern methods of construction and our forestry sector, making more public land available, and boosting productivity in homebuilding through e-permitting and faster approvals.

These initiatives are a fundamental part of being maîtres chez nous: a home for every Canadian, and communities where everyone can live the lives they choose.

Culture

Being masters of our destiny will allow Canadian culture in all its diversity and creativity to flourish.

Budget 2026 provides unprecedented support to Canadian culture and recreation—more than five times last budget’s record levels.

4

That starts with supporting our major institutions—our museums, galleries, granting bodies for film, music and art, and CBC/Radio Canada. It means using our Presidency of the Francophonie to promote the French language and culture in all formats, particularly in the age of social media and AI.

More fundamentally, it means giving Canadians access by making the Canada Strong Pass permanent so people can visit our museums and national parks for free and by making the greatest works of Canadian literature freely available for all Canadians.

It means record investment in our national parks, recreational facilities, sportsplexes and hockey rinks. It means supporting our local festivals and performing arts events to celebrate Canada’s 160th anniversary.

And it means unprecedented support for young Canadian artists and those creators who are just getting by. Canadian painters, sculptors, ceramicists, writers, musicians, actors are our storytellers. They are how we see ourselves and how the world comes to know us.

Budget 2026 proposes a bold innovation to promote a diverse, vibrant Canadian culture by making up to $45,000 of artistic earnings tax free. We’re empowering creativity to tell great Canadian stories in our own voices, in our own ways.

An Investment Supercycle

Sovereignty is built on strength at home and diverse partnerships abroad. We are strengthening our economy through greater investment and rising productivity. And we are developing a web of reliable partners abroad who will create new opportunities for our businesses and more choice for Canadians.

For too long, our investment and productivity have lagged, we have relied too heavily on one market and too often on immigration to fill gaps in our workforce.

That’s all now changing. The government of Canada has taken back control of immigration, with material reductions of newcomers to return immigration to sustainable levels. Spurred by renewed confidence, purpose and a more attractive investment environment, Canadian businesses are investing and hiring again, productivity and wages are rising, and Canada now attracts the highest foreign direct investment per capita in the G7.

Canada is turning global uncertainty into national opportunity. Investment is growing. Major projects are advancing. New trade and investment agreements are opening new markets abroad. More Canadians are finding rewarding, well-paying careers in the industries that will drive growth in the decades ahead. Canada is working again and we are just getting started.

To build on this momentum, Budget 2026 puts three engines to work to create an investment supercycle:

•	Investment: the Productivity Mega Deduction lets businesses of every size deduct the full cost of a new investment. It reduces the tax on a new investment to 6.4%, less than one half the rate in the US and by far the lowest rate in the G7.

Cover letter by Prime Minister and Finance Minister | 5

•	Entrepreneurship: the Canada Growth Incentive encourages founders, employees and investors to reinvest up to $15 million in capital gains from a successful startup into the next Canadian success story, and enhancing the small business rollover to incentivise builders to reinvest their gains back into their companies.

•	Innovation: a $930 million expansion of SR&ED commercialisation, renewed support for clean technology through IRAP, a $1 billion investment into the Strategic Response Fund to support large-scale R&D projects, and a review of intellectual property helps turn good ideas into great Canadian companies.

Together, these measures will have a major impact today on jobs and growth while creating a positive legacy for generations. Our current legislation to simplify project approvals while maintaining high Canadian standards will unleash enormous economic activity and create hundreds of thousands of jobs.

Canada is now the best place in the world to invest. And we’re just getting started.

Electrifying Canada

Our forebears built the iron spine, a railway, that connected this country from east to west. Budget 2026 builds the electricity grid that links Canada together and powers our homes, cars, factories, and technologies with clean, affordable power. Because we are all connected.

Through the National Electricity Strategy, we are investing $50 billion to double Canada’s electricity generation. This means new transmission on the North Coast of British Columbia, new nuclear at Darlington Ontario, new hydro at Churchill Falls and Gull Island, Labrador, on the Taltson River in the N.W.T. and in Iqaluit, and new offshore wind projects in Nova Scotia.

We’re making a pragmatic double switch:

•	First, Canada is switching to energy we generate and control, with prices that are set here, not by outside forces. Budget 2026 takes major measures so that Canadians won’t have to worry about the impact of foreign conflicts when they heat their homes or drive their cars. That’s sovereignty in action.

•	Second, Canadians can choose to make a switch at home. We’re helping retrofit one million homes, and the National Heat Pump Rebate will help up to 820,000 households save more than $1 billion a year. We’re adding more than 55,000 federally supported chargers for electric vehicles, roughly doubling the network.

Our mission will give Canada more power and Canadians better choices, saving them on energy costs, while Canada reinforces our energy independence.

6

Climate

For too long, climate action was about targets without a practical plan and adequate investment to achieve them. Investments – more than punitive regulations – will allow us to build a clean economy.

Our new approach is a bold, pragmatic plan with four pillars:

•	Build: more clean, affordable power, made in Canada, to double the grid

•	Switch: moving the car, the furnace and the factory onto that power

•	Transform: waste less energy so homes and businesses can run more efficiently

•	Innovate: close the gap by backing Canadian clean technologies and sell them to the world, to become a global leader in low-carbon competitiveness.

Budget 2026 takes major steps as part of this plan, from $50 billion in investments in a clean and affordable electricity grid to an investment in one million heat pumps that help Canadians lower their energy bills, to more than double public charging stations for EVs, to $400 million in support for industrial and manufacturing businesses to slash their energy costs and boost competitiveness.

Every step is high impact, lowers costs and creates Canadian careers while cleaning our air. This is a credible path to net-zero, powered by energy no one can take from us.

An Ambitious, Pragmatic Approach to Being Masters of Our Destiny

Investment that builds our sovereignty. Entrepreneurs empowered to grow. Ideas that become companies. Artists who tell our stories. Energy we generate and control. More choices and lower costs for you. A home for every Canadian.

This is what it means to be Maîtres chez nous. A sovereign Canada, where we take care of each other, where we create opportunities for all, and where we are free to live our lives as we choose.

Cover letter by Prime Minister and Finance Minister | 7

Delivering for Canadians: progress since the spring of 2026

LEGEND
Growth
People
Sovereignty

APRIL 2026

April 20: **Federal fuel excise tax** temporarily suspended

MAY 2026

May 14: **National Electricity Strategy** aims to double grid capacity and accelerate electrification

May 15: **Canada-Alberta MoU Implementation Agreement** signed

May 19: Construction began on **Nouveau Monde Graphite's Matawinie Mine**, to be the largest graphite mine in the G7

JUNE 2026

June 4: **AI for All** to invest $2.7B so that 60% of businesses adopt AI by 2034

June 11-July 19: Co-hosted the **FIFA World Cup**

June 22: **National Food Security Strategy** to invest $3B in production and competition

JULY 2026

July 2: **Canada-British Columbia Cooperative Prosperity Agreement**

July 6: Selected the preferred supplier for the **Canadian Patrol Submarine Project**, the largest defence procurement in Canadian history

July 7: Launched negotiations with **Türkiye** on bilateral free trade agreement

July 16: Established first partnership under the **Defence Industrial Strategy Strategic Partnership Framework**

July 23: First ministers agreed to collaborate on **model mutual recognition legislation for one Canadian economy**

July 24: Signed a free trade agreement with **Ecuador**

AUGUST 2026

August 5: Partnered with City of Toronto to invest $2.7B in **5,600 new rental homes**

August 17: Announced federal financial support for **Churchill Falls and Gull Island electricity project** alongside Québec and Newfoundland and Labrador, the largest clean energy investment in North American history

August 24: $11B federal investment in six new **Canadian Coast Guard program icebreakers**, the largest shipbuilding contract in Québec's history

10 | Budget 2026

SEPTEMBER 2026

September 3:
Digital Transformation Canada launched to deliver better and faster government services

September 3:
$4.7B federal investment in VIA Rail to acquire **Canadian-made passenger rail cars**

September 10:
Drone production with Ukraine to be scaled up

September 14-15:
Canada Investment Summit generated nearly **$500B** in new investment commitments

September 15:
Productivity Mega Deduction reinforces Canada as the most competitive G7 country for new business investment

September 29:
LNG Canada announces $33B Final Investment Decision on **Phase 2 expansion** in British Columbia

September 29:
Historic $1.2B investment to protect Canada's **oceans**

OCTOBER 2026

October 1:
Pacific Link pipeline listed as project of national interest

October 2:
National Council on Artificial Intelligence established to provide independent, practical advice on Canada's AI transformation

October 8:
$2B investment in **1M home retrofits** to cut energy costs and emissions

October 15:
$1.2B federal investment to extend support for **mental health, addiction, and home care**

October 21:
$8.7B joint investment with Ontario to support the **auto and steel industries and businesses** impacted by U.S. tariffs, and advance **critical mineral** development in the Ring of Fire region

October 26:
First meeting between **First Nations leadership and First Ministers** to advance shared priorities

October 26
Announced that Canada and partners will sign Articles of Agreement of the Canadian-headquartered **Defence, Security and Resilience Bank** on November 30

October 27 :
Canada and the United Arab Emirates (UAE) signed the new **Canada-UAE Comprehensive Economic Partnership Agreement**

October 30:
Hosted the **Canada-EU Summit,** where the new **Alliance for the Future** was announced

October 30 :
Roberts Bank Terminal 2 listed as a project of national interest

11

Canada is ready for

this moment

The world has changed. Protectionism, geopolitical competition, and frontier technologies such as artificial intelligence (AI) and quantum computing are reshaping the global economy. The relationships that powered Canada’s prosperity for decades can no longer be taken as a given.

Since we were elected, our response has been clear: strengthening our foundations at home, diversifying our partnerships abroad, and making life more affordable for Canadians.

Canada is ready, and Canadians are prepared to seize the moment. Our competitive advantages are among the strongest in the world, ranging from skilled workers and energy and critical minerals to our strong public finances and access to global markets. We have what the world wants and what it takes to chart our own course. That is how we can become masters of our destiny: maîtres chez nous.

Canada acts on its values. We build trust and lead with conviction to shape our future. We are building one Canadian economy, moving nation-building projects forward, buying Canadian, and opening ourselves up to new markets. These investments will create better careers and deliver more of the homes, energy, food, and goods that Canadians need.

These actions are also laying the foundations for Canada’s Investment Supercycle—turning today’s nation-building investments into a flywheel of new opportunities, private investment, and growth.

At the same time, we are making life more affordable today while tackling the underlying drivers of rising costs by building more homes, helping people transition out of homelessness and into stable housing, strengthening competition, and removing internal barriers within Canada. This is how we give Canadians a boost today and a bridge to tomorrow.

We are also investing in the people, places, and institutions that bring Canadians together to reinforce the foundations of a strong and united Canada.

The results are beginning to show. Private employment, and investment are rising. Exports are diversifying. Major projects are moving forward across the country. New sources of growth are emerging. Canadians are resilient and ready to build.

1.  Position of strength

Canada is not immune to this geopolitical realignment, but we are moving decisively to seize the opportunities it creates. We have what the world wants and the foundations to build more for ourselves: clean and conventional energy, critical minerals and fertiliser, a world-class agricultural sector, advanced manufacturing, leadership in AI and quantum, a skilled and educated workforce, sound institutions, and a stable financial system.

Canada’s fiscal responsibility has kept Canada strong and created the room to invest more in the workers, industries, and infrastructure that will drive future growth. These advantages give Canada an opportunity not only to navigate a changing world, but also to help shape it. By building more at home, strengthening our economic resilience, and expanding our partnerships abroad, Canada is turning global uncertainty into long-term national opportunity.

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Canada is building on economic momentum and fiscal strength

Canada is entering this period of transformation from a position of economic resilience and fiscal strength.

•	Canada’s economy grew by 3.3% annualised in the second quarter of 2026 driven by higher exports, household spending, and business investment. Recent data suggest the economy remained relatively resilient in the third quarter as well.

•	According to the International Monetary Fund, Canada is projected to grow at the second-fastest pace in the G7 in 2027.

•	Canada has added 214,000 private sector and self-employed workers over the past year, while the unemployment rate has fallen to 6.5%—near its lowest level in two years.

•	Business capital investment rose 9% annualised in the second quarter, including greater investment in engineering structures, machinery, and equipment.

•	Canada continues to have the lowest net debt-to-GDP ratio in the G7 and one of the smallest deficit-to-GDP ratios.

•	Canada and Germany are the only G7 economies with AAA ratings from multiple major agencies. Canada also continues to borrow at relatively low rates compared to most G7 peers.

14 | Budget 2026

By spending less on day-to-day operations and managing public finances responsibly, we can invest more in Canadian workers and industries while making generational investments in the infrastructure, defence, housing, innovation, and productive capacity needed to expand our economy.

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Canada’s strong fiscal position is what gives us the room to invest for growth, in our people and in our sovereignty. We have the lowest net debt-to-GDP and one of the lowest deficits-to-GDP. As global pressures on borrowing persist, Canada is in a highly favourable position to make responsible, deliberate choices while preserving our fiscal advantage for the long term.

16 | Budget 2026

At the same time, Canada’s new government recognises that Canadians expect efficient and effective services. By spending less on government operations, Canada can dedicate more resources in Budget 2026 to enhancing growth, making life more affordable, and protecting our culture and way of life.

Canada is using its fiscal strength wisely. Through strategic, targeted investments and broad-based tax policy changes, Canada remains among the leading advanced economies for tax competitiveness. Budget 2026 advances flagship tax policy changes, including the Productivity Mega Deduction and the Canada Growth Incentive, which will further strengthen our tax competitiveness and create the conditions to catalyse an investment supercycle.

17

Canada’s deep and diversified public capital markets support capital raising across key sectors, from energy and natural resources to financial services, technology, industrials, and real estate. The Toronto Stock Exchange alone has more than 2,000 listed issuers, providing Canadian businesses with the access to the capital they need to finance investment and growth.

As of September 2026, Canadian mining companies are the world’s most valuable, with $488 billion in combined market value. We are building that value through strategic investments, regulatory reform, new tax incentives for business investment, and cooperation with our allies to form stronger, more secure mineral supply chains.

18 | Budget 2026

The strength to build. The discipline to deliver.

Canada’s strong fiscal position gives us the capacity to invest in the future while maintaining the stability and discipline that Canadians expect. Budget 2026 keeps us on track to meet both fiscal anchors: balancing day-to-day operating spending with revenues by 2027-28—a year ahead of schedule—and keeping the deficit-to-GDP ratio on a declining path, while charting a plan to invest for growth. The public service is vital to delivering results but for too long it grew at an unsustainable pace, outstripping growth in the population. We took decisive action to return the public service to a sustainable level and refocus the priority on delivering for Canadians.

19

2. The right plan

We have a plan, and it’s working

We have a plan to build a stronger, more affordable, and more independent economy that turns global uncertainty into national opportunity.

Over the past year, we have put in place a series of ambitious strategies spanning electricity, defence, critical minerals, food security, AI, and nature. Together, they are helping Canada seize major opportunities while strengthening our resilience in a more uncertain world.

Each strategy responds to an opportunity for Canada, and they all move the country in the same direction: building at scale and speed at home, saving families money, protecting what matters, creating better careers, and diversifying our partnerships.

The early results are clear. Investment is growing. Major projects are advancing. New trade and investment agreements are opening markets abroad. More Canadians are finding rewarding, well-paying careers in the industries that will drive growth in the decades ahead. That is how we make ourselves masters of our destiny.

Energy security. Food security. Economic security. National security. All inextricably interlinked. We are investing over $140 billion to strengthen the foundations for a secure and resilient Canada.

20 | Budget 2026

Investing over $140B in strategies to build Canada Strong and protect what matters most

National Electricity Strategy
Over $50B*

Supporting the electric utilities sector that employs 108,000 Canadians

Powering Canada Strong by:

- **Doubling Canada's electricity supply** by 2050.
- Reducing emissions and accelerating electrification and competitiveness.
- Between 2028 and 2050, an additional 60,000 jobs could be added to the sector.

Nuclear Strategy
$6.5B

Doubling the size of Canada's nuclear workforce

90,000 → 180,000

Developing Canada's nuclear advantage by:

- Accelerating nation-building projects, strengthening strategic value chains, and expanding high-value innovation.
- Positioning nuclear as a cornerstone of Canada's **clean energy future**.
- Reinvesting in Canada's nuclear R&D capacity and regulatory readiness.
- Providing strategic financing for domestic and export projects.

The nuclear sector supports 90,000 direct and indirect jobs, which the Strategy aims to **double**.

Critical Minerals Strategy
$2.3B*

Supporting a sector that employs 110,000 Canadians

This new funding builds on Canada's $5 billion Critical Minerals Strategy.

Becoming a critical minerals powerhouse by:

- Promoting domestic production and processing of critical minerals and safeguarding critical minerals value chains.
- Supporting the critical minerals sector, which directly and indirectly contributed **$33 billion** to Canada's GDP and 110,000 jobs in 2024.

Trade Diversification and Infrastructure Strategies
$6.6B

2.2 million jobs in Canada's export sectors

Diversifying Canada's export sectors, which directly support 2.2 million jobs, by:

- Doubling non-U.S. exports by the end of 2035.
- Expanding and deepening trade ties with different countries.

Investments in trade-enabling infrastructure are expected to increase GDP by up to **$21 billion** over time and create an average of 4,800 jobs per year during construction.

■ Chapter 1 ■ Chapter 2 ■ Chapter 3 ■ Chapter 4 ■ Chapter 5 * New support

Note: Funding amounts are presented on a cash basis.

21

Investing over $140B in strategies to build Canada Strong and protect what matters most

Forest Sector Transformation Strategy

$6.5B*

Supporting a sector that employs 200,000 Canadians

This new funding builds on $2.9B in support announced since August 2025.

Strengthen the competitiveness of the forest sector by:

- Increasing fibre supply and reducing costs through innovative forest management and technology adoption.
- Modernising forest product facilities.
- Supporting the production of higher-value products.
- Expanding market opportunities and attracting investment.

Automotive Strategy

$9B

Supporting 125,000+ jobs

Transforming Canada's automotive industry, which directly employs more than 125,000 workers, by:

- Helping it **adapt, grow, and diversify to new markets,** including by promoting electric vehicle (EV) production.
- Supporting consumer adoption through **EV incentives** and infrastructure development.
- Supporting the **installation of EV chargers** in areas where the infrastructure is needed most.

Building the Homes Canada Needs

$44.7B*

Supporting 42,000jobs through the Build Communities Strong Fund

Building a housing system that works for Canadians by:

- Putting Canada on a path to end homelessness.
- Boosting capital in **Build Canada Homes** to supercharge housing construction and close the affordable housing supply gap.
- Improving the efficiency of the homebuilding sector, including through support to firms, modernising housing data, and establishing common standards for modern construction methods.

Additionally, we are investing in housing-enabling infrastructure through the **Build Communities Strong Fund**, which is expected to support 42,000 jobs per year on average over the next 10 years.

National Food Security Strategy

$3.2B

Strengthening Canadian food security by:

- Building a more **resilient and affordable food system** for all Canadians.
- Creating markets for more independent grocery stores.
- Increasing the annual GDP growth of the food processing industry from

1.6% to 2.75%

from 2027 to 2035.

22 | Budget 2026

Investing over $140B in strategies to build Canada Strong and protect what matters most

Nature Strategy

$3.7B

Delivering on Canada's commitment to conserve **30%** of lands and waters by 2030 by:

- Working with partners to conserve terrestrial and marine areas, such as marine protected areas and national parks.
- **Protecting and recovering species at risk** across Canada.
- Protecting, conserving, and restoring wild Pacific salmon in British Columbia and the Yukon.

Canada is also developing a national **ocean strategy** to protect our oceans, secure our waters, and sustainably build our ocean economy.

Defence Industrial Strategy

$7.7B

More than doubling the size of Canada's defence sector workforce 38,000 → 89,000

Transforming Canada's defence industry by:

- Prioritising Canadian suppliers and materials.
- Investing in Canadian innovation and commercialisation.
- Providing predictable demand to supply chains across the country.

Increasing the share of defence acquisitions awarded to Canadian firms to **70%**.

30%
70%
Canadian
Non-Canadian

National Anti-Fraud Strategy

Introducing a **Multi-Sector Anti-Fraud Framework** by:

- Establishing fraud-focused protections across the financial and telecommunications sectors and digital platforms.
- Requiring organisations to prevent, detect, disrupt, and respond to fraud.

The government is consulting on the structure of the Framework, including scope and extent of obligations.

AI Strategy and investments in quantum

$2.7B

Creating 90,000 work placements in AI

- Strengthening Canadian AI sovereignty in computing, data, talent, and infrastructure.
- **Unlocking an additional $200 billion in economic activity** and providing up to 90,000 AI-related jobs and work placement opportunities for young Canadians over the next five years.
- **Investing in strategic projects**, such as at Xanadu Quantum Technologies and Cohere, to build Canada's competitiveness in quantum and AI.

23

Building our strength at home

Canada’s first market must be Canada itself. Yet internal barriers still make it harder for workers, businesses, goods, services, and capital to move across provincial and territorial lines—limiting competition, productivity, and the ability of Canadian firms to scale.

We are changing that. We have removed federal barriers to internal trade, while provinces and territories are advancing agreements on mutual recognition, labour mobility, and direct-to-consumer alcohol sales. Ontario’s commitment to join Canada’s national securities regulatory passport system is another important step toward a more integrated capital market. Together, these actions are helping turn 13 fragmented markets into one strong Canadian economy.

Eliminating internal trade barriers could increase Canada’s GDP by up to 7%—or about $210 billion over the long term—according to the International Monetary Fund. A unified market gives Canadian businesses the scale and capital to grow, helps workers build careers anywhere in the country, and strengthens our ability to compete globally.

Through the Buy Canadian Policy and joint procurement, we are leveraging approximately $37 billion in annual federal procurement to support Canadian suppliers, strengthen domestic supply chains, and help Canadian businesses grow and compete. As of October 2, 2026, 40 contracts have been awarded under the policy, with an estimated procurement value of $1.65 billion. By making Canada its own best customer, we are creating more opportunities for Canadian businesses and workers while building the domestic capacity needed to compete and win abroad.

24 | Budget 2026

Investing in workers and skills

Canada needs skilled workers to build the homes, infrastructure, and energy projects that will drive growth. Team Canada Strong will recruit, train, and hire up to 100,000 Red Seal workers, while six new Workforce Alliances will bring industry and workers together to address skills needs.

We have also introduced $3.5 billion in rapid-response supports for workers and employers affected by trade disruptions.

Young Canadians are also gaining opportunities to work and build careers, with 175,000 work and skills development opportunities in 2026-27 through Canada Summer Jobs, the horizontal Youth Employment and Skills Strategy, and the Student Work Placement Program.

Budget 2026 will build on this work through a Partnerships for Indigenous Workforce Readiness Fund to support Indigenous employment and skills development.

Together, these measures help ensure that all Canadians have a chance to acquire new skills, find rewarding careers, and help keep our economy strong and growing.

25

Diversifying our partnerships abroad

When businesses invest in Canada, they have immediate access to a diverse and resilient trade network, with preferential access to global markets that continues to grow and expand. Around the world, Canada is trusted. We are leveraging this to build a more diversified and resilient trade network with reliable partners.

Canada is the only G7 country with free trade agreements with every other G7 member. Through 15 agreements in force covering 51 countries, Canadian businesses already have preferential access to 1.5 billion consumers and economies representing roughly two thirds of global GDP. We are now working to double that reach to 3 billion consumers through new trade and economic agreements currently under negotiation.

26 | Budget 2026

3.	Canada’s Investment
Supercycle has already started

Canada is entering a new era of investment. Public investment, private capital, major projects, and new market opportunities are coming together to expand what Canada can build and produce for decades to come.

This is at the heart of Canada’s Investment Supercycle: a continuously evolving cycle in which each investment strengthens the conditions for the next. A competitive tax system improves returns and attracts capital. New infrastructure opens markets. A more competitive and clean economy builds predictable conditions for investors. Energy projects support new industries. And major projects create demand for Canadian workers, suppliers, and communities.

Canada has the resources, talent, energy, stability, and market access to compete at scale—and to ensure that the benefits stay here, in Canadian communities. Together, these advantages can turn investment into higher productivity, better careers, rising incomes, and a more affordable life for Canadians.

Our focus now is to turn nearly $500 billion in investment commitments into projects, jobs, and growth. That means more homes, modernised infrastructure, twice the electricity capacity, new critical mineral projects, defence investments that build new industries, and deeper connections to global markets. It also means helping businesses of all sizes invest in technology, automation, robotics, and AI to boost productivity and better compete globally.

27

Foreign direct investment in Canada is at its highest level in nearly two decades. Canada attracted $98 billion in foreign investment in 2025 and has led the G7 in direct investment inflows per capita since early 2025, and has been ranked as the most attractive country in the world for infrastructure investment.

Investors are increasingly choosing Canada because it has what the world needs: resources, talent, market access, and policy certainty, particularly in Canada’s key sectors. A competitive tax system, investment tax credits, faster project pathways, expanding market access, fiscal discipline, and stable, predictable institutions are helping attract the long-term capital needed to build the industries of the future.

28 | Budget 2026

Canada Investment Summit

Canada hosted its first-ever investment summit in Toronto in September 2026, bringing together approximately 200 of the world’s leading investors, along with federal ministers, senior officials, provincial representatives, and Indigenous leaders, to showcase investment opportunities across energy and critical minerals, AI, defence, and infrastructure. The Summit was a landmark event confirming Canada’s position as a destination of choice for global capital and long-term investment.

It helped secure nearly $500 billion in new investment commitments and financing for businesses in Canada. Participants from nearly 30 countries, representing more than $100 trillion in assets under management, announced major commitments across strategic sectors, including infrastructure, energy, digital technologies, critical minerals, and advanced manufacturing. These commitments will help advance nation-building projects, strengthen Canada’s competitiveness, and mobilise private capital at an unprecedented scale.

The Summit also featured major announcements that underscore growing investor confidence in Canada as a destination for large-scale investment. These projects span emerging technologies, energy, and strategic infrastructure, and will support economic growth, strengthen Canada’s competitive advantages, and create high-quality jobs across the country.

Turning commitments into investments

29

The Productivity Mega Deduction: kickstarting Canada’s Investment Supercycle

The new Productivity Mega Deduction will make it significantly less expensive for businesses to invest, expand, and become more productive in Canada. Three takeaways:

1.

Businesses of all sizes can now deduct the full cost of a new investment immediately. Under the Productivity Mega Deduction, eligible investments acquired on or after September 15, 2026, can be deducted right away. This lowers the upfront cost of investing and gives businesses of every size a stronger incentive to purchase equipment, adopt technology, expand operations, and create jobs.

2.

It covers far more of the investments businesses make every day. About two thirds of capital assets will qualify for immediate expensing, compared with approximately 15% previously. That means businesses of every size can benefit—from a local business purchasing new kitchen equipment, tools, office technology, or farm machinery to a growing company investing in manufacturing and mining equipment, pipelines, construction vehicles, software, research and development, fibre-optic cables, or rail track. Limited exclusions apply for certain assets that are long-lived, subject to regulated rates, or have a significant personal use component. The Canadian approach to immediate expensing is competitive for investors compared with the United States, more than that of other G7 countries.

3.

The measure is permanent. Businesses making major investments need to plan years ahead. Permanent immediate expensing gives them the long-term certainty needed to make those decisions and mobilise capital.

Over a 10-year horizon, the Productivity Mega Deduction could increase Canada’s productive capacity, raising GDP by approximately $22 billion annually, with long-term job creation reaching up to an estimated 80,000 jobs after 10 years.

The tax burden on a new investment will fall from 13% to 6.4%: less than half the U.S. rate, about one third of the OECD average, and about one quarter of the G7 average. Put simply, a company will pay approximately 60% less tax on the return from a new investment made in Canada than on the same investment made in the United States.

Estimated long-term economic impact

$22 billion	80,000

annual boost to economic activity	estimated long-term jobs created within 10 years

30 | Budget 2026

Estimated marginal effective tax rate (METR) on new investment under the **Productivity Mega Deduction**.

6.4% **Canada's estimated METR under the Productivity Mega Deduction**

Marginal effective tax rates (METRs) on new business investment, 2026 estimates

0%
5%
10%
15%
20%
25%
30%
35%
Canada
6.4
13.0
15.4%
United States
16.9
21.2%
OECD (average excluding Canada)
19.0%
Germany
22.1%
Italy
25.5%
G7 (average excluding Canada)
26.0%
France
29.3%
United Kingdom
30.2%
Japan
31.7%
Before Budget 2025
After Spring Economic Update 2026
After Productivity Mega Deduction
Before OBBBA
After OBBBA

Chart 14

Note: OBBBA refers to the *One Big Beautiful Bill Act*

> **"Canada, since [...] March 2025, has outperformed everyone in America, the Eurozone, and anywhere else in the world. This is one of the greatest moments for overseas investment in Canada that we've seen in a century."**
>
> Matt Winkler,
> Editor-in-Chief Emeritus, Bloomberg News

31

Helping businesses of all sizes invest and grow

Small- and medium-sized businesses are the backbone of Canada’s economy, making up over 98% of Canadian businesses and creating jobs in communities across the country. To help businesses invest, grow, and succeed in Canada, Budget 2026 introduces the following measures:

•

Canada Growth Incentive to help high-potential businesses attract investment and grow in Canada, consisting of two measures: introducing a new tax exemption on up to $15 million in capital gains earned from successful eligible investments for Canadian builders and enhancing the small business rollover to allow increased deferral of taxes on capital gains when proceeds are reinvested in another Canadian small business. By allowing builders to keep more of the benefits when a business succeeds, these measures will help level the playing field with the United States, encourage more capital to flow to Canadian businesses, and enable successful entrepreneurs to reinvest their proceeds into Canada.

•

SR&ED Program commercialisation expansion to help more Canadian businesses develop new products and technologies and bring them to market. This $930 million investment will help turn more Canadian ideas into growing companies, new high-paying careers, and made-in-Canada innovation.

•	NRC IRAP Clean Technology Renewal to help Canadian clean technology SMEs develop, demonstrate, and bring new technologies to market.

•

Federal Intellectual Property Review to help Canadian innovators protect, commercialise, and retain more intellectual property here in Canada, including stronger research commercialisation and safeguards against abusive patent practices.

In addition, we are launching the most ambitious effort in decades to simplify the tax system. A substantial first package of reforms is included in Budget 2026. This initiative would reduce compliance costs and administrative burden for businesses and individuals by:

•	simplifying tax rules

•	streamlining reporting requirements

•	modernising tax administration

This will help Canadians and businesses spend less time on tax paperwork and more time investing, hiring, innovating, and growing.

Together, these measures will help Canadian companies scale, compete, and reinvest success into the next generation of Canadian businesses.

32 | Budget 2026

Driving investment, productivity, and affordability through competition

Helping businesses of all sizes invest and grow means creating the conditions for them to compete and succeed. Stronger competition gives businesses more opportunities to enter markets and expand, while encouraging investment, innovation, and productivity growth across the economy. More competition also means more choice, better services, and lower prices for Canadians and businesses.

To advance these goals, the government is taking a new, systematic approach through the Whole-of-Government Competition Plan. Key actions include:

•	Advancing competition in key sectors, including through the Telecommunications Competition Roadmap and financial sector reforms.

•	Strengthening competition enforcement.

•	Making it easier for consumers to switch providers, including by expanding data portability rights.

•	Working with provinces and territories to tackle anti-competitive property controls in the retail grocery sector and restrictions on worker mobility.

•	Applying a competition lens across federal regulations, policies, and business supports.

Together, these actions will give new businesses more room to enter and grow, incent other businesses to invest and innovate, and drive productivity and growth while helping deliver lower prices, better services, and more choice for Canadians.

33

Powering Canada Strong

The world is changing rapidly. The United States is upending global trade, wars are ongoing in Europe and the Middle East, AI is scaling at speed, and climate change is intensifying. In this changing world, electricity is fundamental to Canada’s energy security, affordability, and competitiveness.

The economy of the 21st century will increasingly run on electricity, so countries that can provide abundant, reliable, and affordable power will be best positioned to attract investment, drive innovation, improve productivity, and sustain economic growth. Canada starts from a position of strength, with a nearly 80% clean grid and some of the lowest electricity costs in the G7. As our economy and our industries become more energy-intensive, the demand in Canada is expected to double by 2050. This shift is already underway in transportation, with Budget 2026 expanding charging infrastructure to support the accelerating shift toward electric vehicles. This is a unique opportunity to build a more sustainable, affordable, and prosperous future—and to become masters of our destiny.

At the centre of this effort is Canada’s new National Electricity Strategy, which through greater affordable, reliable, and clean electricity will:

•

Build a cleaner economy by working with provinces, territories, utilities, and Indigenous partners to double Canada’s electricity system by 2050 and provide the clean, reliable power needed to support economic growth and electrification.

•	Make energy more affordable by investing in the electricity infrastructure needed to expand supply and meet growing demand.

•	Connect Canada through electricity by building and expanding transmission lines that link regional grids east to west, making us our own best customer for power.

•	Create good careers and build the workforce Canada needs by training, attracting, and hiring the skilled workers who will build and maintain the grid of the future.

•

Build Canadian by using Canadian materials, suppliers, and technologies wherever possible to strengthen domestic supply chains. For example, the Strategic Response Fund has helped support domestic manufacturing of electricity grid components and battery materials production.

Budget 2026 is investing over $50 billion to power Canada Strong.

Central to Canada’s mission of becoming a global energy superpower is supplying and controlling our own energy. As our economy and industries become more energy intensive, electricity demand is expected to double by 2050. Building more energy projects will not only help us meet this demand—it will also boost our energy sovereignty, give Canadian industries a competitive advantage, and attract investment that supports long-term economic growth.

Canada leads the G7 in electricity generation relative to GDP in 2025

Electricity generated (TWh) per US$1 trillion of GDP of G7 countries, 2015
Canada
285
Japan
232
France
170
United States
155
Italy
108
Germany
100
United Kingdom
73
0
50
100
150
200
250
300

Chart 15

Source: 2025 figures calculated using gross domestic product (GDP) (current USD) from World Bank - World Development Indicators database and *2026 Energy Institute Statistical Review of World Energy* electricity data.

Abundant electricity is a defining feature of a prosperous economy

Per capita electricity generation vs. GDP per capita, 2025
Per capita electricity generation (kilowatt-hours)
25,000
20,000
15,000
10,000
5,000
0
Canada
$1,000
$10,000
$100,000
GDP per capita
(International $ in 2021 prices; plotted on a logarithmic axis)

Chart 16

Note: Average annual electricity generation per capita, measured in kilowatt-hours per person. GDP per capita is adjusted for inflation and differences in living costs between countries. Where data for 2025 is unavailable, the value from the closest year between 2020 and 2024 is shown instead.
Source: Our World in Data using data from: Eurostat, OECD, IMF, and World Bank (2026), with minor processing by Our World in Data; Ember (2026); Energy Institute – *Statistical Review of World Energy* (2026); Pinto et al. (2023); Department for Energy Security and Net Zero of the UK (2023); population based on various sources (2024), with major processing by Our World in Data.

35

Moving major projects forward faster

Canada has a once-in-a-generation opportunity to become a global energy superpower, transform our economy, diversify our trade, and strengthen our strategic autonomy. The best way to seize that opportunity is to build together, as one country, with the confidence and ambition that have defined Canada at its best.

Canada has built big before—from the Canadian Pacific Railway and the St. Lawrence Seaway to the Trans-Canada Highway and the oil sands. These projects connected our country, transformed our economy, and showed that Canada is stronger and more prosperous when we act with shared purpose. Once again, Canadian ambition is catching up to our potential. We are removing barriers, strengthening our domestic market, and creating the conditions to build, with Indigenous partners, nation-shaping projects across provincial and territorial boundaries.

The Major Projects Office (MPO) is turning that ambition into action. By bringing governments, Indigenous partners, proponents, and regulators together early, it is helping major projects move forward with greater speed, certainty, and coordination, while upholding Canada’s high health, safety, and environmental standards. Twenty-eight nation-building initiatives have already been referred to the MPO, including ports, mines, energy projects, and trade corridors in every region of the country. Together, they can contribute to unlocking nearly $500 billion in new investment opportunities, creating lasting prosperity, and building a more resilient Canada.

One project. One decision. One year.

High standards do not require slow decisions. Faster, more predictable reviews will give investors certainty and get Canada building.

36 | Budget 2026

Canada is accelerating the projects that will power growth

18 projects	about **$200B** in new investment	**200,000** jobs	**10** transformative strategies	Catalysing over **$500B** in future private sector investment

Referred projects
Transformative strategies
Y.T.
N.W.T.
Nvt.
B.C.
Alta.
Sask.
Man.
Ont.
Que.
N.L.
P.E.I.
N.S.
N.B.
National strategies
27 28

Yukon
7. Northwest Critical Conservation Corridor

Saskatchewan
16. McIlvenna Bay Project

Manitoba
17. Port of Churchill Plus

New Brunswick
25. Northcliff Resources' Sisson Mine

Atlantic Canada
26. Atlantic Energy Strategy

37

The Canada Strong Fund: creating wealth for future generations

As we build big, we are ensuring Canadians can share in our collective prosperity and invest in Canada’s future. The Canada Strong Fund, Canada’s first national sovereign-wealth fund, will invest $25 billion in nation-building projects and high-growth Canadian companies—turning Canadian ambition into long-term prosperity and ensuring Canadians share in the value we create together.

The Fund will invest exclusively in Canada, alongside and on the same commercial terms as private partners. It will take minority ownership positions and operate independently from government. This approach will attract more private investment while ensuring that Canadians benefit when public support helps a project or company succeed.

Canadians will also be able to invest directly in the Fund through Canada Strong Notes. Available through participating financial institutions, the Notes will enable Canadians to easily purchase, hold, and redeem their investment while participating in the Fund’s long-term success. In addition to the benefits generated through the Fund’s public ownership structure, Canada Strong Notes will provide investors with protection of their initial investment while offering a coupon payment and the chance to share in returns.

Giving Canadians a stake in what we build

38 | Budget 2026

4.	Helping Canadians get ahead

Canadians are working hard, but high living costs leave too many with too little to make ends meet after groceries, housing, and everyday bills. We are taking targeted action to give them a boost today and a bridge to tomorrow.

The boost includes the 2027 Canada Groceries and Essentials Benefit Supplement: a one-time payment in early 2027 to over 12 million low- and modest-income Canadians, equivalent to a 50% increase in their 2026-27 benefit.

Addressing the cost of housing, food, and energy

Note: Annual savings on rent, based on the decline in average asking rents from their peak in May 2024. Support for families based on illustrative annual support for a family of four through the Canada Groceries and Essentials Benefit.

Making benefits easier to access

Through expanded outreach to vulnerable Canadians, Budget 2026 announces the next step in Automatic Federal Benefits, to help an estimated 150,000 additional individuals receive the benefits they are entitled to.

39

A more affordable life for Canadians

Key national affordability benefits

Canada Child Benefit[1]
6M
$15,040
Number of beneficiaries
Maximum benefit
National School Food Program[1]
400K
$800
Canada Disability Benefit[2]
515K
$2,450
Canada Groceries and Essentials Benefit including the 2027 Supplement[1]
>12M
$2,570
Nutrition North Canada Retail Subsidy[3]
>100K
$12,000
Affordable early learning and child care
900K
50% fee reduction or more
Build Canada Workers Benefit (2027)[1]
3.1M
$3,143
Canadian Dental Care Plan[1]
5M
$2,653
Old Age Security Program[4]
7.7M
$23,341
Canada Student Loans and Grants[5]
780K
$14,400
Temporary suspension of federal fuel excise tax[6]
>25M
$5.75 on a 50L tank of gasoline

1 Illustrative dollar amounts are for a family of four, with children up to age 12. Benefits are maximum amounts available other than for the Canadian Dental Care Plan (CDCP) and the National School Food Program (NSFP). CDCP is based on a typical dental service mix for a household with an adjusted family net income below $70K. NSFP is based on average savings for a family with two children.

2 Maximum amount for one adult aged 18 to 64 holding a valid Disability Tax Credit certificate.

3 This is an approximation of the average annual retail subsidy for a family of four. This amount will vary by region and by the size and content of the food basket.

4 Combined maximum for the Old Age Security pension and the Guaranteed Income Supplement for a single senior aged 75 and older (amounts for the 2026 calendar year).

5 This reflects the current maximum student aid per academic year for a full-time student in financial need. Students with dependants or a disability are eligible for additional assistance. Number of beneficiaries corresponds only to participating provinces and territories. Québec, Northwest Territories, and Nunavut receive alternative payments from the federal government to provide comparable supports in their jurisdictions.

6 Assumes full pass-through of excise tax relief to consumers from April 20, 2026, to January 31, 2027 (inclusive). Calculation includes HST at 15% applied to fuel excise tax savings. Starting February 1, 2027, the rate will be at 50% relief until March 31, 2027 (inclusive).

Making life more affordable for Canadians

Budget 2026 builds on major existing federal benefits and supports.

New Budget 2026 affordability measures	Nearly $22B over 5 years

A. $395M higher instalment thresholds.

B. $312M automatic federal benefits.

C. $230M changing T1 filing and balance dates.

D. $124M Local Food Infrastructure Fund.

Key national affordability benefits 2026-27 baseline funding	Nearly $100B Total

1.	Represents Canada Groceries and Essentials Benefit including top-up and temporary increase announced in January 2026. Does not include 2027 Canada Groceries and Essentials Benefit Supplement.
2.	Represents estimated annual cash disbursements.
3.	Does not include excess advance payments.
4.	Total support for dental benefits, 2026-27.

41

$2 billion investment, retrofitting 1 million homes to save Canadians $1 billion per year

Heating is one of the biggest bills Canadians have to pay in the winter months. Over seven million households in Canada still heat their homes with oil, propane, diesel, electric baseboards, or outdated furnaces. These fuel sources are much more polluting, much less efficient, and can leave households paying more than necessary to keep their homes comfortable.

We are laser-focused on giving you options to lower your costs. When it comes to home heating, the best option for many Canadians is a heat pump. Heat pumps are more efficient, safer, and cleaner than oil and electric furnaces. In the summer, the same heat pump runs in reverse to cool your home. Families get a furnace and an air conditioner in one, for a fraction of the energy and far less pollution.

Through the National Electricity Strategy, we are helping build the clean, reliable, and affordable electricity system Canada needs. Building on this, the National Heat Pump Rebate, announced on October 8, will help up to 820,000 households install a heat pump. This $2 billion investment will help save Canadian families more than $1 billion every year on their energy bills and reduce Canada’s emissions by over 25 megatonnes, once fully implemented alongside additional measures that will support energy retrofits in a further 280,000 rental and multi-unit residential buildings. This is how Canada’s electricity advantage can help Canadian families keep their homes warm, with clean, reliable, and affordable power.

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Building the homes Canadians need

A safe and affordable home is the foundation for a good life. It gives people the stability to build a career, raise a family, and participate fully in their community. Canada needs a housing system that works across the full housing continuum, from shelter and supportive housing, to community and affordable housing, to market rental housing and homeownership. This means helping people experiencing homelessness move into stable housing, expanding the supply of non-market housing for those who need it, and building a housing market that works for all Canadians.

Federal action is on track to deliver results. Rental construction is being supported through the Apartment Construction Loan Program, mortgage insurance, and the GST rebate for purpose-built rental housing. Municipalities are streamlining approvals and planning for growth through the Housing Accelerator Fund, while Build Communities Strong Fund agreements are helping reduce development charges and barriers to new construction. Build Canada Homes is also creating a new federal capacity to build affordable housing at scale.

Putting Canada on a path to end homelessness means helping people find permanent housing and ensuring they can access the services they need to stay housed, including medical care, counselling, and mental health and substance use treatment.

Budget 2026 proposes to provide nearly $45 billion on a cash basis as a next step in a housing strategy that acts across the housing continuum, anchored by three pillars:

Pillar 1	Pillar 2	Pillar 3

Putting Canada on a path to end homelessness within 10 years.	Expanding the construction of affordable and non-market housing.	Building a housing market that works for all.

This strategy is founded on a renewed partnership. The federal government will put capital, land, financing, and development capacity on the table through Build Canada Homes, while provinces and territories will be expected to support services and operations, work with municipalities to remove barriers to housing, and help deliver results for Canadians.

Supporting Canadians across the housing continuum

Eliminate homelessness	Expand non-market housing	Build a housing market that works for all

Help people find and keep stable housing

•   Homelessness supports and services

•   Supportive and transitional housing

•   Housing benefits for low-income renters

•   Connect housing with health and social supports

Build and preserve more affordable homes • Build Canada Homes • Community and affordable housing • Develop federal land for housing • Partnerships with provinces and territories

Make it easier to build and buy homes

•   Existing government programming (Apartment Construction Loan Program), mortgage loan insurance, GST rebate on purpose-built rental

•   Lower development and construction costs

•   Housing enabling infrastructure

•   Support first-time homebuyers

•   Modernising housing data

Federal interventions cutting across the continuum	• Reduce barriers to homebuilding, including fees, taxes, zoning and permitting
• Streamline approvals through harmonised building codes, e-permitting and AI
• Support modern construction methods
• Support Indigenous housing

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5. Canada strong and united

Culture is foundational to a strong, proud, and sovereign Canada. In an increasingly fragmented world, investing in what connects Canadians allows us to share our stories, share our spaces, and share our experiences. Our two official languages of French and English, our Indigenous heritage, our vibrant hockey culture, and our parks, lakes, and cold winters are integral parts of being Canadian. When we are connected to one another, physically and culturally, we are masters of our destiny.

As Canada approaches its 160th anniversary, we are investing in the cultural institutions and the transportation networks that connect Canadians to one another. We are linking rural and remote communities, ensuring neighbours have places to gather, and supporting our talented artists, authors, and entrepreneurs as they showcase Canada to the world.

Canadian culture and stories

The Canada Strong Pass has already made it easier and more affordable for Canadians to explore the country and enjoy its cultural, historical, and natural treasures.First introduced in summer2025, the Pass offered free admission to Parks Canada sites and participating museums and galleries, as well as savings on VIA Rail travel.

Canadians immediately took advantage; visits to Parks Canada sites increased by 13%, national museum attendance grew by an average of 15%, and VIA Rail ridership rose by 6.5%. The Pass supports families, communities, and the institutions that preserve Canada’s natural and cultural heritage.

Building on that success, we are renewing the Canada Strong Pass for summer 2027 and making it permanently free for young Canadians under 25 to visit our national museums year-round.

At the same time, we are strengthening Canadian film, media, and journalism; CBC/Radio-Canada; and our national cultural institutions. Canada will also host the 2028 Francophonie Summit, an important opportunity to champion the French language and deepen the cultural and economic ties that connect us to the wider Francophone world.

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Protecting and celebrating what makes us Canadian

Budget 2026 proposes to invest $4 billion to protect and celebrate what makes us Canadian. Budget 2026 also announces the government’s intention to establish a new Canada Creative Credit to support artists as they foster creativity, artistic production, and cultural entrepreneurship in Canada.

Budget 2026 arts and culture measures	$4B over 5 years (cash basis)

A. $52 million Access to Canadian books.

B. $32 million Sports programming.

* $389.1 million over five years, starting in 2026-27, on an accrual basis.

** $387 million over four years, starting in 2027-28, on an accrual basis.

*** $100 million sourced from existing departmental resources.

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Protecting Canada’s natural beauty

Canada’s identity is also rooted in our forests, parks, coastlines, and waterways. From helping rebuild Jasper National Park after a devastating wildfire to maintaining national parks and historic sites across the country, we are protecting the places Canadians cherish and ensuring they remain accessible and in good condition for all to enjoy.

Protecting Canada’s natural heritage

Canada is protecting and restor-ing the natural places Canadians value. Through the Nature Strat-egy, we are working with Indigen-ous Peoples, provinces, territories, and conservation partners to conserve 30% of Canada’s lands and waters by 2030, recover spe-cies at risk, and restore wild Pacific salmon in British Columbia and the Yukon. We are also investing in parks, trails, visitor facilities, and historic sites across the country so Canadians can continue to visit, explore, and enjoy them.

Safeguarding our oceans

Canada is an ocean nation, and our oceans require focused action. As home to the longest coastline in the world, Canada depends on healthy oceans to support coastal communities, Indigenous cultures, trade, food security, and local economies. As shipping and economic activity increase, we will strengthen ocean science and ecosystem protection, improve Canada’s ability to prevent, detect, and respond to marine incidents, and strengthen marine conservation.

Reconciliation through partnership and ownership

Building Canada Strong means building together, in full partnership with Indigenous Peoples. We are advancing reconciliation by supporting self-determination; investing in clean water, housing, infrastructure, and core Indigenous services; and expanding opportunities for Indigenous-led economic growth.

Clean drinking water, safe housing, and dependable infrastructure are essential to a good quality of life. Between April 2025 and September 30, 2026, 11 long-term drinking water advisories have been lifted, and 44 short-term advisories have been lifted before becoming long-term. More than 1,000 housing and infrastructure projects in First Nations communities on reserve have also been completed since spring 2025, including roads, bridges, schools, health facilities, and energy systems.

Long-term, predictable funding for housing and infrastructure is essential to improving services, creating economic opportunities, and advancing Indigenous self-determination in Indigenous communities. Budget 2026 is making a historic investment of $32 billion over 10 years to provide long-term funding certainty, accelerate shovel-ready housing projects, and transform how Canada invests in First Nations housing and infrastructure, helping communities build faster, better, and stronger.

First Nations housing and infrastructure investments

More than $32B over 10 years

Budget 2026 also strengthens services for Indigenous children, families, and youth by renewing and stabilising funding for flagship initiatives that support Indigenous communities, including:

•	the First Nations Elementary and Secondary Education Program on reserve

•	the Non-Insured Health Benefits Program

•	the Emergency Management Assistance Program

•	the First Nations and Inuit Policing Program

•	funding for Jordan’s Principle and Pirutsiagutiit (Inuit Child First Initiative)

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Through Indigenous loan guarantees and new opportunities for equity ownership, including Canada’s offer to sell a 15% stake in Trans Mountain Corporation to 128 Indigenous groups in Alberta and British Columbia, more Indigenous communities are becoming partners and owners in the projects shaping Canada’s future. This work was continued at the landmark First Nations-First Ministers Meeting in October 2026, with positive, forward-looking discussions on new ways for Indigenous communities to be partners in building Canada Strong. That means lasting revenues for communities, new opportunities for local workers and businesses, and greater economic self-determination for generations to come.

The $10 billion Indigenous Loan Guarantee Program supports making that possible by giving Indigenous communities access to more affordable financing to invest in major projects. With three loan guarantees already issued, Budget 2026 announces the Tla’amin Nation Tree Farm project in British Columbia:

Tla’amin Nation Tree Farm: Supporting Tla’amin Nation in acquiring 100% ownership of Western Forest Products’ Stillwater Forest Operation, a major forestry asset within its traditional territory, providing stable revenues and creating local economic opportunities.

The fifth loan guarantee, for an oil and gas project, is currently under negotiation, giving multiple communities a direct stake in major energy infrastructure and the opportunity to build long-term revenue and wealth.

Protecting Canadians and our strategic autonomy

In a more dangerous world, Canada is strengthening its ability to defend its people, territory, and sovereignty. Canada has already reached NATO’s target of spending 2% of GDP on defence, with a funded plan to meet its commitment of spending 4% by 2030. This commitment puts Canada on a clear path toward the new NATO Defence Investment Pledge of spending 5% of GDP on defence and security by 2035. These investments will strengthen Canada’s military and Coast Guard while creating skilled jobs, supporting Canadian suppliers, and building more of what we need here at home.

We are working with allies to establish the Defence, Security and Resilience Bank (DSRB), a new international financial institution that will unlock financing to expand defence industrial capacity, support procurement, and turn defence spending into the equipment and capabilities Canada and allies need. Canada and international partners will gather in Luxembourg on November 30, 2026, to sign the Articles of Agreement establishing the DSRB, a key milestone toward the operationalisation of the DSRB in 2027. The Bank will be headquartered in Canada with a European Hub in Luxembourg, reflecting the collaborative, international partnership at the heart of this initiative.

Budget 2026 is also honouring our women and men who served by acquiring and maintaining the National Field of Honour in Pointe-Claire, Québec, the final resting place for more than 20,000 veterans and family members.

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Building a stronger, more secure Canada

Strengthening Canada's marine security and navigation from coast to coast to coast by building program icebreakers in Lévis, Québec.

Advancing discussions to acquire six airborne early warning aircrafts, supporting aerospace jobs in Ontario, Québec, and across Canada.

Growing Canada's defence industry across the country through the Defence Industrial Strategy.

Moving forward with up to 12 new submarines to protect Canada's three coasts and operate in the Arctic.

Building safer communities

Security also means protecting Canadians from threats in their communities and online, which we are doing through a range of measures:

•	Establishing a new Financial Crimes Agency to investigate serious financial crime, with operations beginning in fall 2027.

•	Protecting Canadians by addressing some of the most common forms of cash-based money laundering, preventing the criminal abuse of money services businesses, and cracking down on cryptocurrency ATMs, through Bill S-8, the Combatting Financial Crimes and Drug Trafficking Act.

•	Bringing banks, telecommunications companies, digital platforms, and government together to better prevent, detect, and disrupt fraud through the National Anti-Fraud Strategy.

•	Strengthening oversight and enforcement against digital harms and privacy violations by committing to establish a new arm’s-length Digital Safety and Data Protection Commission of Canada responsible for two new acts:

○	Bill C-34, the Safe Social Media Act, would make online services safer by requiring social media and AI chatbot services to better protect users, especially children; adopt age-appropriate safeguards; and be more transparent about how they operate.

○	Bill C-36, the Protecting Privacy and Consumer Data Act, would strengthen privacy protections, particularly for children, and transparency around the use of personal information in automated systems.

•	Renewing bilateral agreements with provinces and territories to end gender-based violence to enhance prevention efforts and support survivors.

•

Enabling communities to identify and address risks of radicalisation early with enhanced funding for the Canada Centre for Community Engagement and Prevention of Violence.

•

Advancing Canada’s Black Justice Strategy to reduce over-representation and repeat offending, with culturally responsive prevention, victim support, court navigation, and rehabilitation services.

This is the Canada we are building: secure in its sovereignty, Confident in its identity, and united in its future. A stronger Canada. Built by Canadians, for Canadians.

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Economic and fiscal overview

A stronger, more independent, and more affordable Canada

The world is becoming more complex, uncertain, and fragmented. Rising geopolitical tensions, shifting trade relationships, and conflicts in the Middle East and Europe are disrupting global supply chains and challenging long-held assumptions about economic integration. Meanwhile, technological advances, particularly in artificial intelligence and quantum computing, are rapidly transforming economies, industries, and labour markets. Together, these forces are reshaping the global economy and accelerating economic change.

Canada’s new government inherited an economy facing longstanding structural challenges. For much of the past decade, productivity growth was weak, private sector investment lagged, and affordability pressures intensified. Economic growth relied heavily on population growth rather than productivity gains, while Canada remained excessively dependent on the United States.

Amid significant trade and global economic uncertainty, Canada’s new government is confronting these challenges and building the foundations of a stronger, more independent economy. Since taking office in spring 2025, we have worked to accelerate major projects, strengthen trade within Canada, attract capital, and diversify our economic relationships. The objective is a structural transformation that raises productivity, strengthens economic security, and creates better opportunities and higher living standards for Canadians.

Canada has significant advantages on which to build. It benefits from abundant natural resources, a highly skilled workforce, world-class research institutions, strong public finances, reliable access to global markets, and institutions that investors can trust. In a world where stability, security, and reliable market access increasingly matter, these strengths provide a solid foundation for Canada to compete and prosper.

The transformation underway will take time to deliver its full benefits. But despite a more challenging global environment, the Canadian economy has shown notable resilience. Real gross domestic product (GDP) grew by 3.3% annualised in the second quarter of 2026, the fastest pace in the G7. Recent data suggest the economy remained relatively resilient in the third quarter as well. Real disposable incomes have risen, household spending remains resilient even in the face of affordability pressures, and Canadian workers are finding more opportunities.

Private employment increased by 214,000 jobs over the past year, while the unemployment rate is 6.5%, near its lowest level in two years. Canadians continue to participate in the labour market at high rates, with overall labour force participation remaining well above that of the United States, and women’s participation markedly so. Since the start of 2025, Canada has created nearly twice as many jobs per capita as the United States. Strong labour income growth, combined with targeted affordability measures such as the Canada Groceries and Essentials Benefit payment, helped lift real disposable income per capita by nearly 5% annualised in the second quarter of 2026, leaving it 1% higher than a year earlier.

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There are signs that housing affordability is improving. Strong housing construction and actions to better align immigration levels with infrastructure capacity are helping to rebalance housing markets. For prospective buyers, softer home prices and continued income growth have improved affordability, while asking rents have declined. Housing costs remain too high for too many Canadians, but these developments represent meaningful progress after years in which housing costs rose faster than incomes.

Figure 1 – Early progress is visible across the economy

We are reinforcing this progress through measures that put more money in Canadians’ pockets and lower essential costs, including the middle-class tax cut, the Canada Groceries and Essentials Benefit, the temporary suspension of the federal fuel excise tax, GST relief for new housing, and more affordable child care. Together with employment and real wage gains, these measures support households through a combination of higher disposable income and lower costs, easing affordability challenges.

Canadian businesses are also adapting to major structural changes, including the shift in the Canada-U.S. trade relationship and slower population growth. Canadian firms are finding new customers around the world, strengthening supply chains, adopting new technologies, and pursuing new sources of growth. Business investment rose at its fastest pace in two years in the second quarter of this year, while Canada’s exports are becoming more diversified. There are also encouraging signs that productivity growth is beginning to improve after several years of weakness. These adjustments are supporting the recovery and provide early evidence of a more productive, competitive, and independent economy.

Canada’s economic resilience is supporting better-than-forecast fiscal results. The deficit is expected to be $27.5 billion lower in 2025-26 compared to the Spring Economic Update 2026. Disciplined management of operating spending is creating more room for the capital investments that can expand Canada’s productive capacity. Together with Canada’s trade pivot, these investments will support stronger productivity and higher wages over the long term. Canada is projected to

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maintain one of the lowest deficit-to-GDP ratios in the G7. At the federal level, we are now on track to balance operating spending with revenues in 2027-28, a year ahead of schedule.

The coming years will remain challenging. The latest trade actions by the U.S. are imposing costs on affected businesses, workers, and communities. After growth picked up through the middle of the year, it is expected to moderate in the fourth quarter of 2026 and into 2027 as the economy adjusts, but private sector economists expect the Canadian economy to continue growing. Growth is then expected to strengthen over the course of 2027 as exports recover and business investment rises. The International Monetary Fund (IMF) projects Canada to be the second-fastest-growing economy in the G7 in 2027 (Chart 1). By supporting Canada’s growth prospects, capital investments proposed in Budget 2026 are expected to reinforce this position.

In a more uncertain world, Canada’s continued prosperity cannot depend on any single market, supply chain, or trading relationship. That is why Canada’s government is building a stronger and more independent economy. That requires a stronger foundation at home, including increasing investment, raising productivity, improving competitiveness, and enabling goods, services, and workers to move more freely across the country.

It also means building a broad network of stronger relationships abroad. Canadian businesses must be able to reach new customers, access fast-growing markets, and form more resilient supply chains. Diversification will take time, given the scale and depth of Canada’s economic relationship with the United States. But the shift is underway, and Canada has the resources, expertise, and trusted relationships needed to compete in a changing global economy.

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Global investors increasingly seek the combination that Canada offers: attractive returns, secure supply chains, reliable market access, and long-term stability. Investors recognise these advantages: Canada has recorded the highest foreign direct investment per capita in the G7 since 2025, well above the rate of our nearest G7 peer, and has been ranked the most attractive country in the world for infrastructure investment.

At the Canada Investment Summit, investors, financial institutions, and businesses announced nearly half a trillion dollars in financing and investment commitments. This includes approximately $325 billion in bank financing, nearly $100 billion in financing commitments from pension funds, insurers, and institutional investors, and more than $14 billion in financing commitments from investment funds. On the margins of the Summit, Bell Canada also announced a $52.5 billion capital investment in an AI infrastructure hub in Saskatchewan.

These commitments to mobilise financing and invest in Canada demonstrate confidence in our economic potential and will help advance our broader goal of catalysing $500 billion in new private sector capital investment and $1 trillion in total capital investment over five years.

The opportunities ahead are significant. TD Economics has suggested that current economic and strategic forces at play across six key sectors—oil, critical minerals, resources, transportation infrastructure, defence, and AI—have the potential to kickstart an investment boom of as much as $1.7 trillion over the next decade and beyond.

Budget 2026 is designed to turn this pipeline of potential projects into real investment. It will mobilise public and private capital, accelerate approvals, and provide the certainty needed for projects to proceed. Greater predictability will strengthen Canada’s competitiveness and investment climate. Together, these measures are supporting a new era of investment, productivity, and growth: Canada’s Investment Supercycle.

Canada’s economy has shown resilience, businesses are adapting, and Canadians are seeing progress. But the work is not finished. Affordability remains a pressing challenge, trade uncertainty continues to weigh on businesses, workers, and communities, and the structural weaknesses built up over the past decade will not be reversed overnight.

Canada’s new government is pursuing a clear plan: deliver affordability relief today while building a stronger and more independent economy for tomorrow. Budget 2026 will build on Canada’s advantages, turning opportunity into investment, investment into productivity, and productivity into higher incomes, greater affordability, and lasting prosperity for Canadians.

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Global context

Oil shock persists, while global borrowing costs rise

Despite rising trade barriers, geopolitical tensions, and higher energy prices, the global economy has remained more resilient than expected. The IMF projects global growth to slow to 3% in 2026 before picking up to 3.4% in 2027, only modestly below the pace of recent years. This resilience reflects several factors, including strong investment related to AI and energy infrastructure, supportive financial and fiscal conditions, and the ability of businesses and supply chains to adapt to trade and geopolitical disruptions. However, these sources of resilience have limits, and growth is increasingly concentrated in a relatively small number of sectors and economies, leaving the outlook more vulnerable to further geopolitical and policy-related shocks.

The situation in the Middle East remains volatile, and ongoing tensions have proven more persistent than previously expected, increasing risks to global energy supplies in recent months. Tensions in the Middle East and the intensification of Russia’s war in Ukraine have renewed pressures in global energy markets following a brief period of relative calm earlier in the summer (Chart 2). While the upward pressure from these disruptions has been partly offset by weaker global oil demand, increased production outside the Gulf, and releases from strategic petroleum reserves, futures markets suggest oil prices will remain well above pre-conflict expectations through 2027. At the same time, constraints on refining capacity have tightened fuel markets and pushed refined product prices sharply higher relative to crude oil prices, increasing the risk of pass-through to other goods and services prices. All together, these developments are expected to place more persistent upward pressure on global inflation than previously expected.

Policy rate expectations have risen across advanced economies in response to renewed inflationary pressures from the global energy price shock and a reassessment of the implications of the AI investment boom. In the United States, higher energy prices, the continued pass-through of tariffs, and strong private domestic demand have kept underlying inflation elevated (Chart 3). The Federal Reserve held its policy rate steady in October, after raising it in September. In Canada, the Bank of Canada raised its policy rate by 25 basis points in October amid concerns that persistently high energy prices could lead to broader inflationary pressures. Central bank communications have also signalled less tolerance for above-target inflation. As a result, financial markets are pricing in a firmer path for policy rates than anticipated at the start of the year.

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Higher expected policy rates, along with growing concerns about fiscal sustainability and sovereign debt issuance, have pushed government bond yields higher across advanced economies, with some long-term yields at times reaching levels not seen in nearly two decades. Canada is not immune to these global forces. Canadian long-term borrowing costs have also risen. However, the increase since the beginning of the year has been more moderate than in many peer countries (Chart 4). Canada’s 10-year government bond yield also remains among the lowest in the G7 (Chart 5). Canada’s strong fiscal position, combined with a resilient economy and favourable growth outlook, has helped sustain investor confidence and insulate Canada from the fiscal concerns that have put additional upward pressure on borrowing costs in some other countries.

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In many advanced economies, rising borrowing costs are already weighing on housing activity and non-residential investment while increasing debt-servicing costs for governments, businesses, and households. A global economy characterised by higher borrowing costs and intensifying competition for global capital is placing greater value on fiscal discipline and investments that enhance productivity and capital formation.

As borrowing costs rise around the world, Canada’s strong fiscal position provides greater flexibility to invest in long-term growth and economic resilience.

Currency markets have also experienced periods of volatility as investors reassess the outlook for growth, inflation, and interest rates. Since the beginning of the year, the Canadian dollar has edged lower and is now trading around 71 U.S. cents. Recent softness appears to largely reflect a generally stronger U.S. dollar and wider Canada-U.S. interest rate differentials. The Canadian dollar nevertheless remains above its early-2025 lows of around 68 cents, when concerns over broad-based U.S. tariffs were particularly acute.

Global economy resilient as technology and trade reconfigure growth

A global wave of protectionism and uncertainty continues to reshape trade patterns across the world. At the same time, geopolitical tensions remain high, disrupting energy markets, supply chains, and investment decisions. Recent energy-related shocks have underscored the world’s need for reliable sources of energy and critical inputs—areas where Canada can lead.

Rising trade barriers and heightened geopolitical uncertainty (Chart 6), alongside the impacts of U.S. trade policy, are resulting in a reconfiguration of the world’s established trade patterns and supply chains (Chart 7). Firms and governments are reorganising trade, and investment relationships are being reevaluated to balance opportunity and economic security. As businesses seek to reduce risks, trade and capital are increasingly flowing toward strategic sectors and trusted partners like Canada.

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At the same time, rapid advances in AI are emerging as a powerful force reshaping global investment and trade patterns (Chart 8). Growing demand for data centres, semiconductors, computing infrastructure, electricity generation, transmission networks, and critical minerals is redirecting capital flows and creating new opportunities across global supply chains.

As the global economy changes, Canada has what businesses are looking for: reliable energy supply, abundant natural resources, a skilled workforce, strong institutions, and deep integration with international markets.

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Rapid growth in AI investment is generating significant global demand for capital, infrastructure, energy, and critical inputs. Canada is well positioned to benefit from this global AI buildout through growing demand for energy, critical minerals, digital infrastructure, and advanced technologies. Canada continues to attract significant private AI investment and ranks among global leaders on several measures of AI-related financing. As adoption expands, AI has the potential to become an important driver of productivity growth and competitiveness. At the same time, responsible deployment and appropriate regulatory safeguards can help manage associated risks.

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Canada’s economy is growing and adapting to change

Canada is successfully navigating a challenging environment

Canada’s economy has demonstrated resilience despite tariffs, heightened global uncertainty, and slower population growth. Economic activity has expanded, Canadians have continued to find work, and household spending has remained solid.

The economy grew by 2% on average in 2025, maintaining the pace recorded over the previous two years despite significant headwinds. Economic growth was uneven as businesses and exporters adjusted to trade-related disruptions. However, the economy repeatedly regained momentum, supported by rising real household incomes and resilient consumer spending.

The Canadian economy entered the second half of the year on a solid footing. Growth strengthened through the first half of 2026, reaching more than 3% annualised in the second quarter (Chart 9), the fastest pace in the G7 and the strongest in nearly two years. Recent data suggest the economy remained relatively resilient in the third quarter.

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Growth is broadening

Canada’s economic growth is becoming more broadly based. After being driven largely by rapid population growth in recent years, growth is increasingly being supported by higher investment, stronger productivity, and expanding activity in emerging sectors.

Second-quarter growth was supported by a pickup in exports, stronger business investment, and increased housing activity (Chart 10). Household spending also remained resilient despite higher gasoline prices and slower population growth, supported by real disposable incomes growing at their fastest pace since 2024 and improving labour market conditions.

At the same time, new sources of economic growth are emerging. Investment and activity in areas such as AI, data centres, and digital infrastructure, defence-related activity, and energy are playing an increasingly important role in supporting economic activity and creating high-value jobs (Chart 11).

Productivity has improved over the past year, rising by 1.2%, compared with average growth of just 0.1% during the slower-productivity period following the pandemic.

Canada is diversifying its export markets

Canada is now the best-connected economy in the world, and the only G7 country that has a free trade agreement with every other G7 member. Businesses operating in Canada have preferential access to 1.5 billion consumers across 51 countries, representing roughly two thirds of global GDP. Canada is on track to double that market access in the next few months through new trade agreements, including with the Association of Southeast Asian Nations and India, which will in total provide preferential market access to 3 billion consumers globally. Despite recently imposed additional U.S. tariffs, Canada still has a competitive advantage relative to other economies (Chart 12).

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Even with headwinds from tariffs, real exports of goods are up around 5% over their 2024 average level, led by energy exports (Chart 13), whose volumes are nearly 15% higher, as well as stronger exports of consumer goods and machinery and equipment.

New transportation capacity for energy resources—particularly the Trans Mountain Expansion Project and LNG Canada Phase 1—has significantly improved Canada’s ability to sell products to global markets. The planned LNG Canada Phase 2 expansion, which will double the facility’s export capacity, will further strengthen Canada’s access to global markets. Enbridge is also advancing the first phase of its Mainline optimisation work. This project would add 150,000 barrels per day of capacity to transport Canadian crude oil to the U.S. Midwest and Gulf Coast markets, with connections to global export facilities, through upgrades to its existing pipeline system. Meanwhile, disruptions to global energy supplies stemming from the conflict in the Middle East have increased demand for reliable and secure sources of energy, driving demand and better pricing for Canadian energy.

Industries that are most exposed to U.S. section 232 tariffs are beginning to recover, with aggregate output, exports, and employment in these sectors stabilising, and in some cases, approaching pre-tariff levels. Stronger commodity prices, export diversification, and favourable global market conditions have helped support a number of sectors. Aluminum and copper producers have benefited from tighter global supply conditions, while the AI investment buildout is boosting demand for semiconductors. Higher prices and stronger domestic demand have helped offset lower U.S. demand, supporting activity across many tariff-impacted industries. Canada’s automotive sector is also gaining momentum. Exports of vehicles assembled in Canada have picked up after factory retooling earlier this

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year. Production is expected to increase modestly in 2027 amid mixed market conditions and ongoing adjustment pressures.

Nominal goods exports to the U.S. have largely recovered to around their pre-tariff levels, while goods exports to non-U.S. markets are more than 50% above their 2024 average, reflecting both better pricing for several commodities as well as early diversification efforts (Chart 14 and box below). In the past year, Canada has signed more than 20 trade and security deals across five continents, with the most recent trade deal with the United Arab Emirates completed in a record 47 days.

The latest trade actions by the U.S. are expected to weigh on Canada’s exports and further strain supply chains. While creating additional headwinds, they are not expected to change the trajectory of Canada’s economic recovery. We continue to assist affected businesses through the tariff remission framework and targeted support measures. To date, we have provided nearly $44 billion in tariff support to industries across Canada.

While the most recent U.S. tariffs are expected to exert greater pressure on exports in affected sectors and contribute to slower and uneven economic growth in late 2026 and early 2027, private sector economists expect real GDP growth to strengthen through 2027. Economists expect real GDP to reach around 2% annualised by next year’s end as businesses adapt, exports recover, and new sources of demand and new markets emerge.

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Exports are strengthening through new trade corridors

Diversifying our exports is central to building a stronger and more resilient economy. By expanding access to a broader range of markets, Canada can reduce its exposure to country-specific disruptions and create new sources of growth. Progress will not be uniform across sectors. Industries with deep integration in North American supply chains may face longer adjustment periods as production networks adapt and firms develop new markets.

Canada’s services sector, which accounts for around one third of non-U.S. exports, is well positioned to benefit from growing global demand. Digital services exports, including telecommunications services, software development, engineering and professional consulting, and financial services, are becoming an increasingly important driver of growth. These industries can serve customers in many markets simultaneously and are generally less exposed to tariffs and goods-related trade disruptions, making them an important source of export diversification while supporting growth, investment, and high-value jobs.

Modern and efficient trade-enabling infrastructure is critical to strengthening Canada’s competitiveness and supporting long-term economic growth. Investments in ports, rail networks, and export corridors have strengthened Canada’s ability to move goods to global markets. Gains are visible across many product categories, with energy exports poised to play a significant role in growing Canada’s global exports (Chart 15). Expanded export capacity has already improved access to Indo-Pacific markets, supporting growth in crude oil and liquefied natural gas exports. Looking ahead, further investments in trade corridors and pipeline infrastructure could accelerate these gains by connecting Canadian resources with growing demand abroad, reinforcing Canada’s position as a reliable supplier of energy to global markets.

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Exports are strengthening through new trade corridors

Chart 15 – Early diversification efforts are broad based

Change in nominal goods exports, relative to 2024 average, billions of dollars

Non-U.S.
U.S.
Export growth to non-U.S. markets extends beyond energy
50
40
30
20
10
0
-10
Energy
Metals & products
Electr. & cons. goods
Farm
Other
Motor vehicles & parts

Note: Data are as of August 2026. Data are annualised on a nominal customs basis and averaged over three months. "Metals & products" excludes gold exports.
Sources: Statistics Canada; Department of Finance Canada calculations.

Budget 2025 set an ambitious goal to double exports to non-U.S. markets over the next decade, generating an additional $300 billion in annual trade. Early indicators are encouraging. Nominal goods and services exports to non-U.S. destinations increased by $33 billion in 2025 and are on pace to rise by a further $57 billion in 2026 (**Chart 16**).

Chart 16 – Early progress toward doubling non-U.S. exports

Nominal goods and services exports to non-U.S. countries, billions of dollars

Target: $600B
On pace to add $57B in 2026
Path to double non-U.S. exports over the next decade
Actual
600
500
400
300
200
100
0
2011
2015
2019
2023
2027
2031
2035

Note: Last data point is 2026, representing the average of the first two quarters. Data are on a nominal balance of payments basis.
Sources: Statistics Canada; Department of Finance Canada calculations.

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Canada is creating the foundations for an investment supercycle

As the world responds to the rupture brought on by rising geopolitical tensions and a more fragmented trading environment, Canada is well positioned to attract investment in strategic sectors. Growing demand for reliable energy, critical minerals, and AI-related infrastructure, together with major projects, expanded market access, and improved investment incentives, is creating conditions that could support an investment supercycle in Canada.

An investment supercycle emerges when private capital, public investment, technology adoption, and market access reinforce one another, supporting a sustained period of higher investment, productivity growth, and economic expansion.

Private investment will play an important role in realising this opportunity. Canada’s goal of catalysing $500 billion in new private investment over five years reflects the scale of investment opportunity emerging across the economy. In an annual survey of global business executives, Canada was ranked as the second-most attractive destination for investment over the next three years, closing the gap with the U.S. (Chart 17). The ranking underscores growing international confidence in Canada’s economic fundamentals, strategic assets, and long-term growth prospects.

Canada will benefit as global capital shifts toward industries expected to drive the next wave of growth, including AI, electric vehicles and batteries, semiconductors, cybersecurity, space technologies, and nuclear energy (Chart 18). They are among a broader set of sectors that are expected to drive future economic growth and estimated to generate between US$29 trillion and US$48 trillion in annual global revenues by 2040.

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Canada can compete in many of these industries by combining its natural resources, reliable energy, research capacity, and skilled workforce with established commercial strengths. Canadian firms have already built globally competitive positions in several of these sectors, including world-leading video game clusters in Montréal and Vancouver, emerging leaders in AI, a strong presence in e-commerce and cybersecurity, established leaders in space, technology infrastructure, and telecommunications, and a key player in the nuclear renaissance. These capabilities are reinforced by Canada’s reserves of uranium and other critical minerals, abundant electricity, and advanced nuclear expertise, supporting opportunities in areas such as electric vehicles, batteries, and other energy-intensive industries.

Canada’s advantages extend beyond resources and skilled workers. Strong institutions, developed capital markets, and a resilient financial system provide a stable foundation for investment and economic activity.

Canada is ranked the most tax-competitive country in the G7 by the Tax Foundation’s 2026 International Tax Competitiveness Index.

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Canada is using its fiscal strength wisely. Through strategic, targeted investments and broad-based tax policy changes, Canada remains among the leading advanced economies for tax competitiveness. Budget 2026 advances flagship tax policy changes, including the Productivity Mega Deduction and the Canada Growth Incentive, which will further strengthen our tax competitiveness and create the conditions to catalyse an investment supercycle.

In a more uncertain world, investors increasingly value stability, reliable market access, and confidence that projects can succeed over the long term. Canada increasingly offers all three, along with a growing pipeline of investment opportunities at scale. Recent policy measures are also strengthening Canada’s attractiveness as an investment destination.

Today, Canada offers the most competitive tax treatment for new business investment in the G7. The proposed Productivity Mega Deduction is one of the most significant business tax changes in half a century, driving the reduction in Canada’s marginal effective tax rate on new business investment from 15.4% before Budget 2025 to 6.4%. Canada’s government has introduced a series of changes to make Canada a more competitive environment for businesses of all sizes and sectors. These include cutting taxes on personal incomes and incentivising new business investments.

Budget 2025 introduced the Productivity Super-Deduction, allowing businesses of all sizes to immediately deduct 100% of the cost of eligible new investments. The measure provided immediate expensing to a broad range of productive assets, including new machinery, equipment, technology, and other assets. With the Productivity Mega Deduction, Canada increased the amount of assets covered from roughly 15% of assets to more than 65%, including fibre-optic cable, mining property, oil and gas pipelines, software, research and development, computer equipment, aircraft and vehicles, patents, rail track, bridges, and roads.

Limited exclusions apply for certain assets that are long-lived, subject to regulated rates, or that have a significant personal use component. The Canadian approach to immediate expensing is competitive for investors compared with the U.S.

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Recent tax changes have fundamentally improved the economics of investing in Canada and are expected to encourage firms to expand their capital spending. With the Productivity Mega Deduction, Canada’s marginal effective tax rate on new investment will be about 10 percentage points below that of the U.S. and roughly one third of the average for countries in the Organisation for Economic Co-operation and Development (OECD).

There are emerging signs that Canadian businesses are investing for future growth. Business investment rose at its fastest pace in two years in the second quarter (Chart 19), supported by annualised gains of more than 20% in industrial building construction and machinery and equipment—in particular technology-related investment (Chart 20). Firms continue to invest despite the uncertainty brought on by trade disputes, reflecting strong balance sheets, improving confidence, and growing opportunities in sectors positioned to benefit from the structural changes underway in the global economy.

Higher energy prices and growing demand for secure, reliable energy are supporting capital spending in the energy sector. Strong global demand for critical minerals and other commodities is encouraging new exploration and development. Investments in productivity-enhancing assets, such as machinery, equipment, and computing infrastructure, are rising, supported in part by growing investment in and adoption of AI. These investments can generate benefits far beyond the sectors where they originate, supporting activity and job creation in manufacturing, logistics, transportation, engineering, and business services. Forward-looking investment intentions point to continued strength in business investment (Chart 21).

Major projects will convert these emerging areas of strength into a broader and more durable investment cycle. For example, new energy and trade infrastructure will expand access to global markets, increase the capacity to move Canadian energy and other goods, and improve the return on private investment.

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The capital needed to build these projects is increasingly flowing to Canada. Foreign direct investment (FDI) has risen to its highest level in nearly two decades, averaging $98 billion in 2025, and Canada has led the G7 in per capita direct investment inflows since the beginning of last year (Chart 22). For the first half of 2026, reinvested earnings have accounted for the majority of FDI, representing 54% of inflows. The large share of reinvested earnings suggests that foreign firms operating in Canada continue to identify attractive opportunities for expansion.

Major projects are a catalyst for investment

Canada’s major projects agenda is about connecting and transforming our country—cutting red tape, accelerating project reviews and construction, and giving investors the greater certainty they need to invest in major projects. Canada is setting the stage for an investment supercycle: crowding in private capital and building the infrastructure, capacity, and confidence needed for follow-on investment, all combined with one of the most significant business tax changes in half a century.

Large projects in areas such as energy, transportation, critical minerals, and digital infrastructure will generate substantial construction activity in the near term, while their broader impact will lower costs, expand market access, and open new opportunities for Canadian businesses to invest and grow. As projects move from planning to construction, they reduce uncertainty among investors by showcasing that large-scale projects can get built, encouraging businesses to commit capital.

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Projects referred to the Major Projects Office represent some of Canada’s most significant nation-building investments. The Office has announced 28 nation-building initiatives across the country: 18 projects, representing more than $194 billion in new investment and supporting an estimated 200,000 jobs per year during construction, and 10 transformative strategies designed to unlock broader regional and sectoral opportunities. Together, these projects span every region of the country and are advancing through planning, construction, and delivery (Figure 4).

These estimates do not include the potentially significant associated upstream investments that these projects are expected to enable. For example, estimates indicate that the Pacific Link could generate $70 billion to $81 billion in pipeline and upstream production investment.

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Figure 4 – Major projects represent some of Canada’s most significant nation-building investments Referred projects to date represent over $194 billion in capital expenditures by the private sector, federal and provincial governments British Columbia 1. Roberts Bank Terminal 2 2. Port of Vancouver Gateway Strategy 3. North Coast Transmission Line 4. LNG Canada Phase 2 5. Ksi Lisims LNG 6. Red Chris Mine Expansion Yukon 7. Northwest Critical Conservation Corridor Northwest Territories 8. Mackenzie Valley Highway 9. Arctic Economic and Security Corridor 10. Taltson Hydro Expansion Alberta 11. Alberta High-Speed Rail 12. Pacific Link Pipeline 13. Pathways Plus Nunavut 14. Grays Bay Road and Port 15. Iqaluit Nukkiksautiit Hydro Project Saskatchewan 16. McIlvenna Bay Project Manitoba 17. Port of Churchill Plus Ontario 18. Deep Geological Repository 19. Canada Nickel’s Crawford Project 20. Darlington New Nuclear Project Québec 21. Contrecoeur Container Terminal Project 22. Alto High-Speed Rail, Ontario-Québec Corridor 23. Nouveau Monde Graphite’s Matawinie Mine Newfoundland and Labrador 24. Labrador Trough Clean Power, Critical Minerals and Infrastructure Corridor New Brunswick 25. Northcliff Resources’ Sisson Mine Atlantic Canada 26. Atlantic Energy Strategy National 27. Transmission InterConnect Investment Strategy 28. Critical Minerals Strategy

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To get big things built again, we are pursuing a “one project, one decision, one year” approach to accelerate major projects, including through more coordinated federal-provincial reviews and reforms proposed under the Building Canada Strong Act to complete federal review and decisions in just one year. With many of these projects requiring several years to build, their construction will support significant employment and economic activity over an extended period, while the completed assets will generate lasting benefits for Canada through stronger productivity, expanded export capacity, and improved economic resilience.

AI investment and adoption are accelerating

Investment in AI is accelerating globally, opening new opportunities for Canadian firms and workers. Canada is well positioned to benefit, with a world-class research ecosystem, highly skilled talent, abundant clean electricity, and deep integration into the North American market. Global investors are increasingly recognising these advantages. Relative to the size of its economy, Canada ranks second in the G7 (among countries with available data) in attracting private AI-related financing (Chart 23).

The federal government has made important investments to strengthen Canada’s sovereign AI ecosystem and lay the foundation for long-term growth. This includes initiatives through Canada’s National Artificial Intelligence Strategy: AI for All. The strategy fosters trust in AI systems, provides opportunities for Canadian institutions and companies to adopt and benefit from AI, and safeguards Canada’s AI sovereignty through investments in domestic compute infrastructure, data, and talent.

The AI buildout is already generating new economic activity in Canada. Firms are investing in computing, software, research and development, and data-centre capacity, with business investment in computer-related assets rising 60% since 2023.

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Canada is also becoming an increasingly important location for the infrastructure that underpins the global AI economy. Exports of information, telecommunications, and computer services have increased by 25% since 2022, while clean, low-emission electricity and favourable conditions for energy-efficient computing are supporting a pipeline of more than 200 data-centre projects.

AI is also increasingly being adopted by Canadian businesses. According to the Canadian Survey on Business Conditions, the share of firms using AI has more than tripled since 2024, rising from 6.1% to 19.2% in 2026 (Chart 24). Firms are using AI technologies to automate routine tasks, improve decision-making, complement skilled workers, and raise efficiency. As adoption spreads, the OECD estimates AI could add between 0.4 and 1.1 percentage points to annual labour productivity growth in Canada over the next decade—a significant boost, especially in the context of an aging population.

Realising this opportunity will require continued investment. Expanding data-centre and computing capacity will increase demand for electricity generation, transmission networks, digital infrastructure, and skilled workers. In this way, the AI investment cycle extends well beyond the technology sector. Investment across the energy, infrastructure, and technology sectors will be needed to ensure that Canada can meet this growing demand, and to ensure the benefits of AI investment are broadly shared by Canadians.

Canada is taking action to build the capacity needed to compete in the global AI economy and accelerate the commercialisation of Canadian AI technologies through investments in Canadian AI champions such as Cohere. This is complemented by efforts to support the development of safe AI through investments like that in LawZero, a Montréal-based not-for-profit organisation developing a novel approach to advanced AI that is designed to be trustworthy, transparent, and safe. Support for major AI infrastructure investments, including TELUS’s data-centre projects in British Columbia and Bell Canada’s planned AI hub in Saskatchewan, is strengthening Canada’s domestic compute capacity, with the latter generating up to $52.5 billion in capital investment, the largest in Saskatchewan’s history, and supporting 4,500 high-quality jobs.

Creating jobs and making life

more affordable

More Canadians are finding work

Canada’s labour market conditions have improved over the last year (Chart 25). This has been led by a notable pickup in private employment, which has increased by 214,000 jobs over the past year (Chart 26), a significant shift toward business-led job growth. Overall employment rose by 95,000 jobs over this period despite some employment losses in August and September. At the same time, slower population growth also means fewer people are entering the workforce looking for work, helping bring the unemployment rate down to 6.5% as of September—near its lowest level in two years.

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In early 2025, rising trade tensions with the United States led many firms to slow hiring and reduce vacancies, rather than undertake widespread layoffs. This “low-hire, low-fire” dynamic helped preserve employment, household income, and consumer spending, but also contributed to longer job searches and higher unemployment, particularly among young people. As economic activity strengthened through the middle of 2026, hiring resumed and labour market conditions improved.

Despite U.S. tariffs and ongoing trade uncertainty, Canada’s labour market has continued to create jobs. Since the start of 2025, Canada’s pace of job creation (4.9 jobs per 1,000 population) has been nearly double that of the United States (2.6 per 1,000 population).

Labour market conditions for young people have also improved. The youth unemployment rate has declined from a peak of 14.6% in September 2025 to 13% as of September this year. And the labour force participation rate for youth aged 15 to 24 is by far the best in the G7 at 62.3%, about 6 percentage points higher than the U.S. rate. Nonetheless, subdued hiring and low job vacancies mean that it is more difficult than usual for young people and other new entrants to find work. Government initiatives, including the Canada Summer Jobs program and the Team Canada Strong initiative announced in Spring Economic Update 2026, which aims to recruit, train, and hire up to 100,000 new skilled trade workers, are aimed at helping young Canadians gain valuable experience and develop in-demand skills.

Looking ahead, renewed U.S. tariffs are expected to moderate employment growth, with the effects more pronounced in tariff-exposed sectors and regions. Small- and medium-sized businesses may face challenges given limited capacity to absorb lost export revenue and diversify into alternative markets. Chapter 2 provides further detail on the nearly $44 billion that we have announced to support workers and businesses impacted by tariffs.

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Canada’s labour supply has remained resilient, supported by remarkably strong labour force participation as population growth has slowed. Canada continues to lead the G7 with a participation rate of 64.8%, 3 percentage points above that of the United States (Chart 27). Participation among Canadians aged 25 to 54 has rebounded to 88.5%, just 0.4 percentage points below its all-time high, supported by historically high labour force participation for women. About 85% of women aged 25 to 54 are participating in the labour force, roughly 7 percentage points higher than in the United States.

Since assuming office 20 months ago, we have taken back control of immigration. The 2027-2029 Immigration Levels Plan focuses on stabilising immigration rates at sustainable levels (Chart 28). Within that context, the Plan continues to prioritise economic immigration that helps address critical labour gaps while maintaining Canada’s commitments to family reunification and humanitarian protection. It also recognises the important role of temporary foreign workers in supporting growth, especially in rural and remote communities, offering a fast track to permanent residency for many temporary workers who are already working in Canada and contributing to their communities.

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Canadians’ incomes are rising and affordability is improving

Canadian households have made meaningful gains in income and purchasing power in recent years. Real disposable income per capita has increased 6.4% since 2019, the second-strongest growth in the G7. Real hourly wages are 6.1% above their 2019 level, over twice the increase in the United States (Chart 29). Together with generally sound household finances, these income gains have supported continued growth in consumer spending (Chart 30).

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Not only have real wages increased since 2019, but gains have been seen across the wage distribution (Chart 31). More recently, higher global energy prices have moderated real wages in many countries, including Canada. At the same time, the cost of essentials such as food and housing remains elevated after strong increases in recent years, continuing to put pressure on household budgets.

Even as higher prices continued to pressure household budgets, household incomes strengthened in the second quarter of 2026, reflecting support from the Canada Groceries and Essentials Benefit alongside stronger labour income. Nominal disposable income per capita rose 8.3% annualised in the second quarter, leaving household incomes 4.2% higher than a year earlier (Chart 32). After inflation, real disposable income per capita grew nearly 5% annualised in the second quarter and was 1% higher than a year earlier.

We are also providing affordability relief today, while pursuing the longer-term investments needed to provide a boost to tomorrow, raising incomes and living standards. In terms of improving purchasing power, more than 12 million Canadians from low- or modest-income families are receiving the Canada Groceries and Essentials Benefit, which contributed to the rebound in household income growth (Chart 32), and which Budget 2026 proposes to enhance through an additional 50% top-up. Around 22 million Canadians are keeping more of what they earn because of our middle-class tax cut. Budget 2026 also proposes the Build Canada Workers Benefit to help those with low earnings qualify, while also increasing the amount of support available for lower-income workers.

We are also improving affordability by helping to lower costs where it is needed most. The temporary suspension of the federal excise tax on fuels has lowered the cost of gasoline, offsetting some of the increase from higher oil prices. To make food more affordable and improve domestic food security, we have introduced the National Food Security Strategy, as well as proposed new investments in the Nutrition North Canada program, which aims to lower food costs and increase food supply in remote northern communities. Canadians are also benefiting from new measures to help first-time home buyers and the Electric Vehicle Affordability Program. A new National Heat Pump Rebate Program is also proposed in

Budget 2026.

Household finances remain generally sound. Debt relative to income remains below pre-pandemic levels, household net worth is at a record high, and the saving rate remains above its historical average. These financial buffers have helped households maintain spending through a period of elevated uncertainty.

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There are also encouraging signs of progress on some everyday costs. Grocery inflation slowed to 1.7% in September, down from its recent high of 5% in December 2025. Rent inflation has also moderated as housing supply continues to expand (Box). Canadians are benefiting from lower costs that directly affect household budgets. The average cost of child care has fallen by around 30% nationwide since 2019, while cellular service prices have declined by roughly half since 2019. Asking rents have been declining year over year for two years, falling nearly 8% ($170 per month) from their peak to just over $2,000 nationally. This translates into annual savings of roughly $2,000 for newly rented units.

Since the launch of the Canada-wide Early Learning and Child Care system to build a Canada-wide, $10-a-day system, nationwide child care costs have declined by around 30% compared to 2019.

Affordability nevertheless remains top of mind. Food and housing costs remain elevated, and higher energy prices have recently put renewed pressure on purchasing power. The measures above provide relief today, while sustained improvements in productivity, investment, and economic growth will be essential to delivering durable gains in real incomes, living standards, and prosperity over time.

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Canada is making major progress on housing affordability

Housing affordability in Canada has continued to improve as elevated construction levels and moderated demand help rebalance housing markets. Housing starts averaged about 250,000 units in the first half of 2026, roughly 20% above pre-pandemic levels (2015-2019). Record rental construction has been a key source of resilience, helping offset ongoing weakness in some parts of the housing market, particularly condominiums and some low-rise housing segments.

The improvement has been most evident in rental markets. Strong rental construction, combined with a more sustainable pace of immigration and slower growth in the number of new households, has expanded choice for renters and reduced pressure on rent. Since peaking in May 2024, asking rents have declined by about 8% nationally, equivalent to roughly $2,000 per year in savings. Larger declines were seen in some of Canada’s least affordable markets, including Toronto (-14%) and Vancouver (-18%) (Chart 33).

Housing affordability for prospective buyers has also improved as previous declines in interest rates, softer home prices in several markets, and continued income growth have reduced ownership costs relative to income. The Bank of Canada’s housing affordability index has fallen to 41% from a peak of 55%, meaning the share of household income needed to cover housing costs has fallen by roughly one quarter. While affordability remains more challenging than before the pandemic, the index has moved materially closer to its 2016–2019 average of 37% (Chart 34).

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Canada is making major progress on housing affordability

Continued progress will require maintaining a strong pace of homebuilding. While housing market conditions have improved, Canada continues to face a significant housing supply shortfall that accumulated over several years. Our approach to housing, including Build Canada Homes, is helping increase the supply of affordable housing and support further improvements in affordability. We are also working with provinces and territories, including through the Build Communities Strong Fund and the Improving Housing Supply Act, to reduce barriers to housing supply, such as development charges and other levies on new home construction.

Higher inflation is being driven primarily by energy prices

Headline inflation has risen in recent months as conflict in the Middle East and Europe pushed up global energy prices. Disruptions to energy and shipping infrastructure, together with damage to global refining capacity, have kept gasoline and other energy prices elevated. As a result, headline inflation has averaged around 3% for the past six months, compared with roughly 2% before the conflict began. In September 2026, gasoline prices were nearly 28% higher than a year earlier. The extension of the federal fuel excise tax suspension to early next year will continue to provide a partial offset to these cost pressures.

Underlying inflationary pressures remain contained so far. The recent rise in inflation has been concentrated in energy-related components, including transportation and some travel-related services. The consumer price index (CPI) excluding gasoline has remained close to 2%, while measures of core inflation remain near 2% in September (Chart 35).

The recent rise in inflation is being driven primarily by higher energy prices. In response, we have temporarily suspended the federal fuel excise tax to ease pressure on households and provide relief to truckers and businesses in the food, agriculture, housing, construction, delivery, and aviation sectors.

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Although many households continue to face affordability challenges, price pressures have eased across many of the essentials that matter most to Canadians. Grocery inflation slowed to 1.7% in September, its slowest pace in more than a year, down from close to 5% at the beginning of the year. Shelter services inflation was 1.4% as of September, below its historical average. Slower growth in homeownership costs and rents have helped ease pressure on household budgets. Inflation for goods excluding food and energy was moderate at 1.2% in September.

High energy prices are expected to keep headline inflation elevated over the coming months. At the same time, cost pressures on businesses are building from higher energy and other input prices. How far these pressures spread to other prices will depend on how quickly energy prices ease, the extent to which higher costs are passed through to consumers, and the broader evolution of the economy.

The Bank of Canada raised its policy rate by 25 basis points to 2.5% on October 28, 2026, to reduce the risk that persistently high energy prices spread more broadly to other goods and services prices. While the economy continues to operate with some excess supply, economic activity has been stronger than previously expected and the risk that energy-related cost pressures pass through more broadly to consumer prices has increased. The Bank indicated that further policy rate increases could be needed but that, given uncertainty surrounding the outlook, it would proceed carefully.

Low, stable, and predictable inflation is central to economic decision-making and provides certainty for Canadians and businesses. The monetary policy framework, reviewed and renewed by the Government of Canada and the Bank of Canada, underpins how the independent Bank of Canada conducts monetary policy through flexible inflation targeting.

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Every five years, the Bank of Canada and the Government of Canada review and renew Canada’s monetary policy framework. The experience of recent years has reinforced the importance of a flexible inflation-targeting framework that supports low, stable, and predictable inflation, protects Canadians’ purchasing power, and helps foster rising living standards over time. Today, the Minister of Finance and the Governor of the Bank of Canada released the 2026 Renewal of the Monetary Policy Framework, renewing the framework through to 2031. The joint agreement reaffirms price stability as the primary objective of Canada’s monetary policy while retaining flexibility to respond to shocks and support sustainable economic and labour market outcomes.

Canadian economic outlook

Growth is expected to strengthen as the economy adjusts

The Department of Finance Canada regularly surveys private sector economists on their outlook for the Canadian economy (see Annex 1 for details).

Compared to the Spring Economic Update 2026, the latest private sector survey from September 2026 incorporates a stronger starting point, reflecting better-than-expected growth in the second quarter.

While the latest U.S. trade measures are expected to weigh on activity in the fourth quarter of 2026 and first quarter of 2027, the Canadian economy has demonstrated resilience in the face of heightened uncertainty. Stronger than expected momentum in the first half of 2026 has largely offset these additional trade-related headwinds, leaving the annual GDP growth outlook for 2026 relatively unchanged from the Spring Economic Update 2026.

As the near-term drag from trade-related adjustments diminishes, private sector economists expected growth to strengthen through 2027, supported by resilient household spending, stabilising housing activity, stronger business investment, and the continued adoption of productivity-enhancing technologies, including AI (Chart 36).

The outlook for 2028 to 2030 has also been revised upward, reflecting stronger business investment and productivity growth. New investment incentives, including the Productivity Mega Deduction, which will permanently increase the amount of assets eligible for immediate expensing from roughly 15% of assets to more than 65%, provide a further potential source of support to business investment. Private sector forecasts may not have fully captured the potential investment response to recently announced measures. Greater adoption of advanced digital technologies, including AI, was also expected to support investment and enhance productive capacity across the economy.

Overall, private sector forecasters expected real GDP growth of 1% in 2026 and 1.7% in 2027, compared to the Spring Economic Update 2026 outlook of 1% and 1.9%, respectively. Annual average growth in 2026 is held down by weak economic activity at the end of 2025 and the beginning of this year. However, stronger momentum through mid-2026 and indications that activity remained

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solid over the summer point to somewhat firmer underlying growth. On a fourth-quarter-over-fourth-quarter basis, real GDP was expected to increase by 1.6% in 2026 and 1.8% in 2027, indicating gradually strengthening economic momentum over the forecast horizon.

Canada’s outlook continues to compare favourably internationally. While many advanced economies face trade and geopolitical headwinds, the IMF projects Canada to be the second-fastest-growing economy in 2027. Canada benefits from significant resource and infrastructure investments, a growing pipeline of major projects, and the strength of the country’s fiscal and financial institutions.

Private sector economists expected GDP inflation to average 4.6% in 2026 and 1.9% in 2027, compared with 3.1% and 1.8% in the Spring Economic Update 2026, reflecting higher oil price expectations than in the spring. As a result, the level of nominal GDP was projected to exceed the Spring Economic Update outlook by about $48 billion per year on average over 2026-2030, primarily reflecting stronger GDP inflation from higher commodity prices, with stronger real GDP also contributing over the medium term (Chart 37).

Since the September survey was completed, markets have priced in a longer period of conflict and related supply disruptions as the situation in the Middle East persists. Oil futures now point to crude prices staying higher for longer than economists assumed, adding to inflationary pressures, while also raising the value of Canada’s exports and improving its terms of trade. Longer-term government bond yields are somewhat higher than expected, although they have moderated since the beginning of October. The Bank of Canada has since raised its policy rate by 25 basis points in response to increased inflation risks. Despite some moderation over the summer, economic activity has held on to much of the strength seen in the second quarter, with recent indicators pointing to solid growth in the third quarter. Taken together, these developments point to some potential improvement in the nominal GDP outlook relative to the September survey. The survey, nevertheless, remains a prudent baseline for economic and fiscal planning amid ongoing uncertainty.

In the September survey, private sector economists expected:

•	West Texas Intermediate crude oil prices to rise from US$86 per barrel in the third quarter of this year to US$90 per barrel in the fourth quarter before declining gradually to US$73 per barrel in the fourth quarter of 2027. For 2026 as a whole, the price of oil was expected to average US$85 per barrel compared to the Spring Economic Update forecast of US$73 per barrel. It was then expected to decline to US$79 per barrel in 2027, moderately above the Spring Economic Update forecast of US$66.

•	CPI inflation to average 2.8% in 2026 and 2.2% in 2027, compared to 2.5% and 1.9%, respectively, in the Spring Economic Update. Inflation was then expected to remain near target through 2030, similar to the Spring Economic Update.

•	The unemployment rate to average 6.6% in 2026, similar to the 6.5% expected in the Spring Economic Update, and to continue its downward trend, reaching 5.8% by 2030, slightly improved from the 5.9% expected in the Spring Economic Update.

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•	The Bank of Canada to keep its policy rate at 2.25% through 2026 before making two 25-basis-point increases in 2027. With the economy picking up, short-term interest rates were then expected to start rising in early 2027, reaching 2.7% by 2028, unchanged from the Spring Economic Update. In contrast to the Spring Economic Update, short-term rates were expected to remain at that level over the outlook, as opposed to declining marginally.

•	The 10-year bond rate to increase from an average of 3.6% in 2026 to 3.8% in 2027 before moderating to about 3.7% thereafter, largely unchanged from expectations in the Spring Economic Update.

•	In the U.S., real GDP growth to average 2.1% in 2026, down 0.3 percentage points from the Spring Economic Update. Thereafter, growth was expected to rise over the outlook, somewhat stronger than the Spring Economic Update.

The Department of Finance Canada estimates that, collectively, fiscal measures introduced since the Spring Economic Update 2026 will both support the economy in the near term and strengthen productive capacity over time (see Box). Together, these measures build on recent investments to strengthen Canada’s economy—supporting workers and businesses today while creating the conditions for higher incomes and better living standards over time.

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Budget 2026 supports Canadians today and builds a stronger economy for tomorrow

Budget 2026 is providing support to Canadians and the economy while laying the foundation for a more productive, competitive, and prosperous Canada. Fiscal measures introduced since the Spring Economic Update 2026 will provide about $151 billion in net support, excluding debt charges, to households, businesses, and other levels of government on an accrual basis over 2026-27 to 2030-31.

These measures will provide timely support in the near term, as tariffs and geopolitical headwinds are leaving the Canadian economy operating below its potential. By sustaining economic activity and jobs, the measures will help Canadian workers and businesses navigate this period of adjustment.

Beyond the near term, the more durable economic impacts of the fiscal measures in Budget 2026 are expected to come increasingly through stronger private investment and productivity, strengthening Canada’s growth potential.

At the centre of this effort is the broad-based and permanent Productivity Mega Deduction. This measure lowers the after-tax cost of investing by allowing businesses of all sizes to deduct the full cost of eligible investments immediately. Making immediate expensing permanent also provides greater certainty for long-term investment decisions, encouraging businesses to invest, expand, and build in Canada. This is expected to increase investment in new machinery, equipment, technology, and other assets that help businesses modernise and give workers better tools to be more productive. Department of Finance Canada estimates that, by the end of the budget forecast horizon in 2030, the Productivity Mega Deduction alone could increase the level of real GDP by about 0.5%.

For Canadians, stronger investment and productivity support higher real wages—and greater purchasing power—helping Canadians’ incomes go further. They also create more opportunities for workers and raise living standards, as investments in better tools and technologies enable workers to create more value from their work.

The Department of Finance Canada estimates that, collectively, the fiscal measures in Budget 2026 could raise annual real GDP growth by 0.2 percentage points, on average, through 2030, leaving the level of real GDP about 0.9% higher by 2030 than otherwise projected. The resulting increase in economic activity is expected to raise real GDP per capita by about $800 (in 2026 dollars) and employment by about 50,000 jobs by 2030. As productivity gains build, a greater share of the improvement in living standards is expected to be reflected in higher real wages, estimated to be 0.8% higher by 2030. These effects build over time as investment accumulates and the economy’s productive capacity expands.

These economic impacts are presented separately from the private sector economic forecast used as the basis for fiscal planning. The September 2026 private sector survey captures fiscal measures announced before the survey closed on September 16, including the Productivity Mega Deduction, but does not reflect the full suite of Budget 2026 measures. The potential investment and productivity effects of recent policy measures may also not yet be fully reflected in private sector forecasts. As a result, some of the economic impacts presented above represent potential additional effects beyond those reflected in the September survey forecast.

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Economic scenarios analysis

Risks to the Canadian economic outlook reflect both external developments and domestic factors shaping Canada’s long-term growth potential. While the Canadian economy has demonstrated resilience and a strong capacity to adapt, near-term growth prospects remain closely tied to global economic conditions. The global outlook remains vulnerable to a broader reassessment of growth prospects amid geopolitical tensions in the Middle East, resulting inflationary pressures, and rising global bond yields. Looking beyond the near term, Canada’s economic performance will increasingly depend on its ability to translate emerging opportunities in the country into stronger business investment, innovation, and productivity growth.

Analysing risks helps assess the range of possible outcomes around the baseline forecast and supports prudent fiscal planning. Further details of the economic outlook and scenario analysis can be found in Annex 1, while the following provides a brief outline of each scenario.

Higher investment scenario

The higher investment scenario illustrates an environment in which Canadian businesses respond more strongly to new investment incentives, including the Productivity Mega Deduction, and adopt productivity-enhancing technologies, such as AI, more extensively than assumed in the September survey. This leads to stronger investment, productivity, and economic growth. At the same time, stronger global demand for energy, critical minerals, and related supply chains supports greater investment, while Canadian exporters expand more rapidly into non-U.S. markets, accelerating trade diversification.

Stronger productivity and capital deepening support higher incomes and business profitability, reinforcing an investment supercycle and improving Canada’s competitiveness. As a result, annual real GDP growth exceeds the September survey forecast throughout the projection horizon, while the level of nominal GDP is materially higher than in the baseline. While outcomes are stronger than those in the September survey, the scenario is based on prudent assumptions and assumes that these gains build progressively over the forecast horizon as higher investment and productivity increase the economy’s productive capacity.

Overall, annual Canadian real GDP growth is higher, on average, by 0.3 percentage points over the projection horizon relative to the September survey forecast, leaving the level of real GDP 1.3% higher by 2030 (Chart 38). Nominal GDP is $26 billion higher on average per year compared with the September survey forecast from 2026 to 2030 (Chart 39).

Global supply disruptions scenario

In the global supply disruptions scenario, geopolitical tensions in the Middle East prove more persistent than expected, prolonging disruptions to global energy markets, refining capacity, and critical shipping routes. Higher oil and diesel prices, along with increased transportation and other key input costs, reinforce inflationary pressures. As a result, many central banks maintain more restrictive monetary policy for longer. Concerns about persistent inflation and fiscal sustainability also

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place further upward pressure on global bond yields, tightening financial conditions, increasing uncertainty, and weighing on investment and economic activity. Elevated asset valuations and compressed risk premiums before the shock leave markets vulnerable to larger asset price corrections when economic and financial conditions deteriorate.

These developments spill over into Canada through higher domestic prices, reduced household wealth, increased financing costs, and weaker foreign demand, at a time when the Canadian economy is already contending with elevated uncertainty surrounding U.S. trade policy.

As a result, Canadian real GDP growth is lower than projected in the September survey forecast (Chart 38), and the level of real GDP is 0.9% lower at peak impact in 2027. Although higher energy and domestic prices provide some support to GDP inflation, nominal GDP remains, on average, $8 billion lower per year than the September survey forecast from 2026 to 2030 (Chart 39).

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Responsible fiscal management creates room to invest

Our fiscal approach is focused and disciplined: maintaining fiscal sustainability while catalysing targeted, high-impact investments that strengthen growth, productivity, and long-term economic resilience.

Budget 2026 builds on this approach, proposing further investments that support infrastructure, innovation, and other growth-enhancing assets, while carefully managing day-to-day operating spending. Budget 2026 gives Canada room to invest, preserves our fiscal advantage among G7 peers, and respects the fiscal anchors laid out in Budget 2025: balancing operating spending with revenues by 2028-29 and maintaining a declining deficit-to-GDP ratio.

Canada is now positioned to balance operating spending with revenues one year ahead of schedule, by 2027-28.

Budget 2026 builds on Canada’s strong fiscal foundation

After factoring new measures in this budget, the fiscal outlook remains stronger than projected in the Spring Economic Update 2026. Over the next six years, the deficit is projected to be $34 billion lower than previously forecast. The deficit-to-GDP ratio is projected to decline across the planning horizon, from 1.8% in 2026-27 to 1.3% in 2030-31, remaining broadly consistent with, or improving on, the Spring Economic Update 2026 projections and our fiscal anchors.

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Table 1

Economic and fiscal developments, policy actions, and measures billions of dollars

	Projection
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
Budgetary balance – SEU 2026*	-66.9	-65.3	-63.1	-57.7	-56.2	-53.2
Economic and fiscal developments since SEU 2026	27.5	21.5	38.3	32.9	33.2	32.4
Budgetary balance before policy actions and measures	-39.3	-43.8	-24.8	-24.8	-23.0	-20.8
Policy actions since SEU 2026		-3.2	-3.9	-1.9	-0.1	-0.4
Budget 2026 measures (by chapter)
1. Canada’s Investment Supercycle		-2.0	-11.0	-12.8	-11.7	-14.4
2. A more competitive and connected Canadian economy		-2.3	-4.9	-2.6	-3.0	-2.3
3. A more affordable life		-8.6	-8.0	-5.1	-4.1	-4.8
4. A strong and united Canada		-1.0	-7.5	-8.5	-9.3	-8.3
5. A safe and sovereign Canada		-1.0	-1.6	-1.3	-1.5	-1.1
6. A more efficient government		-0.3	-0.6	-0.6	-0.8	-0.8
Subtotal – Budget 2026 measures		-15.2	-33.8	-30.9	-30.4	-31.8
Total – Policy actions since SEU 2026 and Budget 2026 measures		-18.4	-37.7	-32.8	-30.5	-32.1
Budgetary balance	-39.3	-62.3	-62.5	-57.6	-53.4	-52.9
Budgetary balance (% of GDP)	-1.2	-1.8	-1.8	-1.6	-1.4	-1.3
Federal debt (% of GDP)	40.2	39.9	40.2	40.4	40.3	40.1

Budgetary balance – SEU 2026*	-66.9	-65.3	-63.1	-57.7	-56.2	-53.2
Budgetary balance (% of GDP)	-2.1	-1.9	-1.8	-1.6	-1.5	-1.4
Federal debt (% of GDP)	41.1	41.5	41.8	41.9	41.8	41.6

Note: A negative number implies a deterioration in the budgetary balance (lower revenue or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenue or lower expenses).

*  As published in the Spring Economic Update 2026.

The federal debt-to-GDP ratio is also projected to be lower in every year of the forecast horizon and over one percentage point lower on average compared to the Spring Economic Update 2026.

At the same time, growth in direct program expenses has slowed significantly, from an average of 8% annually over the past decade (2014-15 to 2024-25) to less than 2% over the Budget 2026 horizon (2026-27 to 2030-31), while major transfers to Canadians and provinces and territories remain protected and continue to grow.

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This responsible fiscal plan is creating room to act where Canadians need it most. As tariff pressures and global economic uncertainty continue to affect workers and businesses, Budget 2026 provides targeted support to help Canadian industries remain competitive, protect jobs, and strengthen Canada’s economic security.

These actions will help businesses adapt, diversify markets, and seize new opportunities in a changing global economy. Budget 2026 also charts a substantially improved debt-to-GDP trajectory compared with Budget 2025 and the Spring Economic Update 2026—underscoring the continued importance of operational efficiency and the focus on fiscal discipline (Chart 40).

Budget 2026 is focused on improving Canada’s long-term economic performance, by strategically advancing measures that raise productivity, unlock private investment, modernise infrastructure, strengthen supply chains, support workers, and help Canadian businesses grow and compete. We are also continuing to tackle affordability challenges, with roughly one third of new measures in Budget 2026 focused on measures to lower costs for and protect Canadians.

Fiscal discipline is not a constraint on growth—it is an enabler. It allows government to preserve vital social programs and make growth-enhancing investments possible. Even as we invest, public debt charges remain low by historical standards—projected at 2.2% of GDP by 2030-31, far below the peak of 6.5% faced in the 1990s.

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Growing capital investments while maintaining fiscal discipline

Budget 2026 is continuing to spend less to invest more—carefully managing day-to-day operating costs so that it can invest more in the assets, infrastructure, and productive capacity Canada needs for long-term growth. This approach is supported by the Capital Budgeting Framework introduced in Budget 2025, which classifies federal expenses and tax expenditures as either capital investments or day-to-day operating spending.

Budget 2026 projects total federal capital investments of $403.9 billion on an accrual basis from 2025-26 to 2030-31, and $676.4 billion on a cash basis (Chart 41). Annual capital investment is projected to rise from $37.4 billion in 2025-26 to $78.2 billion in 2030-31, reflecting our commitment to strategic long-term investments.

Budget 2026 will help encourage more private sector capital investment, boost productivity, and invest in the housing and infrastructure that supports trade, economic growth, and strong communities. The new Productivity Mega Deduction will encourage companies of all sizes and sectors to invest, expand, and produce more of the goods and services the world needs. At the same time, investing $10.5 billion in building the homes Canada needs, $9.5 billion in housing and infrastructure in Indigenous communities, close to $9 billion in electricity infrastructure projects, and $2.8 billion to unlock the full potential of Canada’s natural resources will expand housing and vital infrastructure across Canada.

Consistent with our fiscal anchors, the composition of the deficit will continue to shift toward capital investment (Chart 42).

The deficit is projected to be fully accounted for by capital investments in 2027-28 and each subsequent year—one year earlier than committed to in Budget 2025.

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This disciplined approach to budgeting preserves room for high-impact investments while ensuring that public funds are managed in a responsible and sustainable way. It is supported by ongoing efforts to lower operating costs, reduce duplication, modernise service delivery, and improve value for money, including through horizontal reviews that are helping identify efficiencies and optimise the use of public resources. Chapter 6 provides further detail on these efforts and the savings identified to date.

Canada’s fiscal advantage: a foundation for future prosperity

Long-term investment requires long-term confidence. Canada’s low net debt-to-GDP ratio, strong budgetary position, and commitment to fiscal discipline provide the stability and resilience that investors increasingly value. While many peer countries face elevated debt and growing fiscal pressures, Canada’s fiscal advantage provides an important foundation to act with confidence: protecting Canadians through disruption, supporting investment, boosting productivity growth, and positioning Canada for lasting prosperity and greater economic independence.

This strength gives Canada greater room than many of its peers to turn global uncertainty into national opportunity.

•	Including all levels of government, Canada’s net debt-to-GDP ratio stands at just 9.3%, compared to the G7 average (excluding Canada) of 101.3% (Chart 43).

•	This debt ratio is lower than that of any other G7 country and is even below the levels in those countries prior to the pandemic.

•	Canada also has one of the smallest deficits in the G7 as a share of the economy (Chart 44).

Canada is also one of only two G7 economies, alongside Germany, to maintain AAA ratings from multiple major global credit rating agencies. These AAA ratings support investor confidence and help keep borrowing costs as low as possible.

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This fiscal advantage gives us the capacity to make investments today that will provide a foundation for future growth—helping make life more affordable, creating the conditions for businesses to create good, well-paying jobs, preserving the social services that allow us to take care of each other, and empowering Canada to chart its own course.

Beyond the G7, Canada’s fiscal position also stands out. Compared to 30 other advanced economies, Canada has a below-average deficit-to-GDP ratio and one of the lowest net debt-to-GDP ratios in the group (Charts 45 and 46).

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This fiscal advantage also provides Canada with resilience in the face of economic uncertainty, as illustrated by the scenarios that follow.

Economic scenario analysis: fiscal implications

The Canadian economy has remained resilient, but near-term risks remain elevated amid geopolitical tensions in the Middle East. To support prudent fiscal planning around the September 2026 private sector survey forecasts, and to stress-test the baseline fiscal forecast, the Department of Finance Canada has assessed the fiscal impact of the two alternative economic scenarios.

In the higher investment scenario, Canadian businesses invest more and adopt productivity-enhancing technologies more extensively, which increases productivity growth. In this scenario, the budgetary balance would improve by $3.0 billion per year, on average, over the forecast horizon (Chart 47). The federal debt-to-GDP ratio would be expected to increase to 40.0% in 2027-28 and then fall to 39.2% by 2030-31 (Chart 48).

In the global supply disruptions scenario, the conflict in the Middle East proves to be more persistent, leading to more persistent inflationary pressures and tighter global financial conditions. In this scenario, the deficit would increase by $2.2 billion per year, on average, over the forecast horizon (Chart 47). The federal debt-to-GDP ratio would increase to 40.7% by 2028-29 and fall to 40.5% by 2030-31 (Chart 48).

Details on the government’s fiscal outlook and the fiscal impact of these scenarios can be found in Annex 1.

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Canada’s economic plan is fiscally sustainable

Our economic plan is fiscally sustainable. Modelling by the Department of Finance Canada shows the federal debt-to-GDP ratio remaining on a declining trajectory over the longer term (Chart 49). Sensitivity analysis also indicates that the federal debt-to-GDP ratio would continue to decline by the end of the projection horizon, even under the global supply disruptions scenario. Strong fiscal discipline today gives Canada the capacity it needs to invest now, and in the future.

Securing Canada’s future prosperity and fiscal sustainability

Preserving Canada’s fiscal capacity is essential to navigating an uncertain global environment, responding to emerging pressures, and investing in Canada’s future prosperity.

Ultimately, however, long-term prosperity and fiscal sustainability depend on higher productivity. By enabling businesses and workers to produce more with the same resources, productivity supports higher incomes, stronger economic growth, and a broader tax base. In a more uncertain global environment, it also strengthens Canada’s competitiveness, economic sovereignty, and capacity to build at scale.

Canada’s new government inherited an economy that had experienced years of weak productivity growth and underinvestment. While recent progress is encouraging, Canada still has considerable ground to make up relative to many peer economies. Sustained productivity growth will be essential to raising Canada’s economic potential and delivering durable gains in wages, incomes, affordability, and living standards (Chart 50).

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Since 2025, we have pursued an economy-wide agenda to address the causes of and impediments to stronger productivity growth. Through pro-growth tax policy, strategic investments in infrastructure that unlock growth in resource and trade-oriented sectors, and measures to modernise regulation, improve labour mobility, strengthen competition, and develop skills, we have worked to strengthen the conditions for private sector investment, innovation, and capital formation.

Budget 2026 advances the next phase of this economic transformation. By reducing barriers to investment, accelerating major projects, mobilising private capital, and strengthening Canada’s productive capacity, Budget 2026 aims to support a new cycle of investment and capital formation. Over time, stronger investment and productivity will be essential to raising real incomes and living standards, improving affordability, and preserving the fiscal capacity needed to invest in Canada’s future.

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Canada’s productivity challenges and targeted policy actions

Constraint / weakness	What’s holding us back	Targeted policy actions since 2025

Canada’s productivity weakness is broad-based	The gap in productivity growth between Canada and the U.S. over the past decade reflects weaker productivity growth within industries, rather than shifts in industrial structure.

Budget 2025 proposed federal actions taking an economy-wide approach, spanning private investment, strategic infrastructure, regulatory and competition reform, and AI and clean technology adoption. Budget 2026 continues the same comprehensive approach by advancing measures based on both financial support (e.g., Canada Strong Fund) and market structure reforms (e.g., Whole-of-Government Competition Plan). The Productivity Mega Deduction also reinforces this economy-wide approach by extending immediate expensing to a broad range of assets, lowering the after-tax cost of investment across sectors.

Canada lags in adopting and investing in technology	Canadian firms invest less than U.S. firms in productivity-enhancing assets, including machinery, software, and R&D.

Measures to strengthen investment and technology adoption include the Productivity Mega Deduction, enhanced Scientific Research and Experimental Development tax incentives, venture capital initiatives, the Canada Strong Fund, and the Auto and Defence Industrial Strategies. Canada’s National Artificial Intelligence Strategy and measures to strengthen Canada’s intellectual property ecosystem aim to support these efforts by helping firms adopt AI, commercialise research, and retain more of the value created by Canadian innovation. The Canada Investment Summit has also strengthened efforts to mobilise long-term capital.

Many small and medium-sized businesses face barriers to investment and growth that hold back productivity	High upfront costs and uncertain returns can particularly discourage small and medium-sized businesses from investing in equipment and technologies, limiting their ability to close productivity gaps and grow.	The Productivity Mega Deduction lowers the after-tax cost of investment for businesses of all sizes, helping small and medium-sized businesses invest in equipment and technologies, improve productivity, and grow. The Canada Growth Incentive complements this broad-based support by allowing eligible investors, founders, and employees with an equity stake to retain more of the gains from successful investments, strengthening incentives to build and invest in promising Canadian businesses.

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Constraint / weakness	What’s holding us back	Targeted policy actions since 2025

Workforce productivity is held back by missing skills and barriers to mobility	Skills mismatches, limited training, and barriers to mobility keep workers from moving to where they could be most productive. Skilled-trades shortages also constrain the ability to build much-needed housing and infrastructure.

Government actions support international talent, youth skills, apprenticeship training, and worker mobility, with a renewed focus on expanding the skilled-trades workforce needed for housing, infrastructure, and major projects. Key measures include Team Canada Strong and enhanced support for Red Seal apprenticeships, including $2 billion for provinces and territories to expand pre-apprenticeship and technical training capacity. The Workforce Retention and Retraining Program helps employers retain and retrain their workers during the current economic uncertainty. The International Talent Attraction Strategy and Action Plan complements domestic skills development by attracting highly skilled workers, researchers, entrepreneurs, and innovators. Restrictions on non-compete agreements and the enhanced Labour Mobility Deduction for Tradespeople are also intended to help workers go where their skills are most needed.

Regulatory and internal trade barriers limit competition, investment, and business dynamism	Regulatory burden, uncertain approvals, and internal trade barriers can reduce competition and investment and prevent resources from being reallocated to more productive uses.	Regulatory and competition reforms aim to strengthen private investment, trade, labour mobility, and business dynamism. Key measures include the Major Projects Office, the One Canadian Economy Act, and continued work with provinces and territories to reduce internal trade barriers, including the model mutual recognition legislation. The new Cabinet Directive on Regulatory Competitiveness and Red Tape Reduction will strengthen the focus on competitiveness, growth, and investment in federal regulation. The Whole-of-Government Competition Plan will embed competition considerations across federal regulation and policy making, while restrictions on non-compete agreements and a “one project, one decision, one year” approach will support worker mobility and streamline major-project approvals.

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Constraint / weakness	What’s holding us back	Targeted policy actions since 2025

Weak competition and inefficiencies in key enabling network sectors raise costs across the economy and constrain productivity	Network sectors such as telecommunications, transportation, construction, and financial services underpin productivity across the economy by enabling digital adoption, supporting investment, and connecting firms to workers, suppliers, and markets. Weak competition, inefficiencies, and barriers to innovation in these sectors can raise costs across the economy and slow productivity growth.	Policy actions across network sectors aim to lower economy-wide costs by strengthening the performance of these sectors. The Telecommunications Competition Roadmap will focus on consumer choice and digital infrastructure, while consumer-driven banking, payment modernisation, and greater flexibility for investment in innovative financial services support competition and innovation in financial services. Budget 2026 also advances measures to support more timely decisions on applications from new financial sector entrants and greater ownership flexibility to help domestic and foreign challenger banks enter and grow. Build Canada Homes seeks to enable modern methods of construction and accelerate homebuilding. Complementary measures include more timely updates to the National Model Codes, common standards for modern construction methods, and improved housing data. Stronger trade corridors would also improve connectivity and market access.

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Constraint / weakness	What’s holding us back	Targeted policy actions since 2025

Infrastructure gaps constrain growth across sectors, particularly in resource and trade-exposed industries	Gaps in transportation, energy, and trade-enabling infrastructure raise costs and can prevent investment, particularly in mining, energy, agriculture, and manufacturing.	Measures support various links in the infrastructure chain needed to unlock investment and connect Canadian firms to markets. Dedicated trade-corridor and Arctic infrastructure funds strengthen ports, rail, airports, and northern transportation. The First and Last Mile Fund supports the road, transmission, and processing links needed to connect mines to markets, including critical minerals. Budget 2026 brings major focus on electricity generation by advancing the National Electricity Strategy—including extending the Clean Technology and Clean Electricity investment tax credits to the end of 2040, expanding eligibility to the highest-voltage intra-provincial transmission under the Clean Electricity investment tax credit, and investing through the Smart Renewables and Electrification Pathways Program in grid modernisation, energy storage, and renewable energy projects. The Major Projects Office is also advancing strategic, nation-building projects, supported by broader efforts to attract investment and mobilise private capital.

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1.1 Making Canada the best place to invest
1.2 Building a cleaner, more competitive economy
1.3 Unlocking the full potential of Canada’s natural resources
1.4 Building a net-zero economy
1.5 Strengthening competition

Chapter 1: Canada’s Investment Supercycle

A new era of investment, productivity, and growth in Canada

The world is changing rapidly. Global trade is being rewired, conflicts continue in Europe and the Middle East, and the allocation of capital, energy, and technology is being reset.

Canada, like many major economies, is experiencing that profound change firsthand. But Canada’s new government is focused on what can be controlled—and we are capitalising on our advantages. We are seizing a unique investment opportunity to build at a scale worthy of our potential. Canada is building faster, thinking bigger, and forging an economy that is stronger at home and more diversely connected around the world.

Canada has what the world wants, from energy, critical minerals, and clean electricity to core capabilities in aerospace, cyber, artificial intelligence (AI), and quantum. Our economy has never been more connected or more ambitious. We have signed over 20 economic and security deals on five continents over the last year. Canadian businesses now have access to 1.5 billion consumers representing nearly two thirds of global gross domestic product (GDP), and we are on track to double that market access in the next few months. We are a reliable, trusted, and stable partner in a world where trust is a defining value.

Canada enters this phase from a position of economic resilience and is well positioned for growth, with the IMF projecting the second-fastest growth in the G7 in 2027. We have set an ambitious goal to double our exports to non-U.S. markets over the next decade. Canada has recorded the highest foreign direct investment per capita in the G7 since 2025, well above its nearest G7 peer, and has been ranked the most attractive country in the world for infrastructure investment.

Today, public investment, private capital, and new market opportunities are coming together in ways that support a new period of sustained growth and resilience: Canada’s Investment Supercycle.

To seize the moment, Canada must become the best place in the world to invest. We are taking measures to support Canadian skilled workers and businesses to keep talent and investment in Canada. In doing so, we are strengthening productivity and building a stronger, more competitive economy. This means greater prosperity for all Canadians, higher wages, and better living standards.

Budget 2026 makes it easier to invest in Canada, attract new investment to Canadian projects and industries, and draw more private capital into major infrastructure and nation-building projects.

We are focused on helping more homegrown businesses become global champions. Budget 2026 improves access to growth capital and strengthens research and commercialisation while protecting intellectual property.

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Together, these actions help entrepreneurs, researchers, and businesses start, scale, and succeed in Canada. They will create more jobs and build a stronger economy here at home, ensuring that Canadians make choices from a position of strength and prosperity.

Taking action in Budget 2026

Budget 2026 advances the government’s plan to build a stronger, more competitive, more resilient Canadian economy. Key measures include:

   The Productivity Mega Deduction, giving Canada the lowest tax rate on new business investment in the G7 and providing businesses of all sizes and sectors a stronger incentive to invest, expand, and produce more.

   New incentives for entrepreneurs and investors to build, grow, and reinvest in eligible Canadian companies.

   More of Canada’s research and ideas turned into successful products and businesses.

   A stronger, larger electricity grid to meet growing demand and deliver more clean, affordable power.

   More Canadian critical minerals brought from mine to market.

   A growing nuclear industry that creates jobs at home and competes for opportunities around the world.

   Stronger competition across the economy, including the financial sector, to support greater access to capital, encourage investment and innovation, and drive productivity.

These measures build on the strong economic plan we are already implementing to catalyse investment and support long-term growth:

✓	Nearly $500 billion in new investment commitments were made at Canada’s first Investment Summit in September 2026.

✓	More than 150 infrastructure investments are already underway through the $51 billion Build Communities Strong Fund, supporting housing, health care, public transit, and communities in need.

✓

Changes to the Advance Income Tax Rulings program are fast-tracking Canada Revenue Agency rulings and providing greater certainty for investments of $1 billion or more in Canada, giving businesses greater confidence to build in Canada.

✓

Top global talent and exceptional researchers are being attracted to Canada through the International Talent Attraction Strategy and Action Plan, including ongoing work to attract over a thousand highly qualified international researchers.

✓

Canada’s National Electricity Strategy, Nuclear Energy Strategy, and Canadian Critical Minerals Strategy are giving businesses and investors greater certainty while reinforcing our position as a global energy and resources superpower.

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1.1 Making Canada the best place to invest

The world is more uncertain, and countries are competing for capital required to create and sustain high-paying careers, build major projects, and grow their economies.

Canada has a competitive edge. We have strong fundamentals. We are a reliable and trusted partner to our allies and partners around the world. We have stable institutions, skilled workers, abundant natural resources, and access to global markets needed to compete and win. Budget 2026 builds on these strengths and helps Canadian entrepreneurs and innovative businesses grow and succeed at home. Together these factors help make Canada the best place in the world to invest.

Kickstarting Canada’s Investment Supercycle with the Productivity Mega Deduction

In September 2026, we announced the Productivity Mega Deduction. Building on the Productivity Super Deduction introduced last year, the Productivity Mega Deduction allows businesses to immediately write off the full cost of a broader range of capital assets, representing more than 65% of investment, on a permanent basis. This gives businesses the certainty they need to make major investment decisions, offering greater cost efficiency, competitiveness, and simplicity. Private investment in new machinery, technology, and other assets is one of the best ways to increase productivity, create jobs, and strengthen long-term growth.

With the Productivity Mega Deduction, Canada’s marginal effective tax rate (METR) on new business investment will fall from 13% to
6.4%—the lowest in the G7 and less than half the rate in the United States. That makes Canada more tax competitive than the U.S. across all major sectors of the economy.

The Productivity Mega Deduction also gives Canada the lowest tax rate on new business investment of any major economy in the world. With an estimated fiscal cost of $36 billion over five years, beginning in 2026-27, it will help create the conditions for an extended period of higher investment: Canada’s Investment Supercycle.

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For businesses, lower effective marginal tax rates increase the after-tax rate of return on new investment, strengthening the incentive to invest in the machinery, equipment, and technologies needed to expand production. Together with the broader package of accelerated depreciation measures introduced since Budget 2025, the Productivity Mega Deduction will support higher investment and capital accumulation across sectors, expanding the economy’s productive capacity over time.

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Examples of assets eligible for the Productivity Mega

Deduction for certain categories of businesses

Restaurants and food service	Modular housing	Construction

• Ranges • Refrigerators • Preparation tables • Grills • Food processors • Mixers • Dishwashing equipment • Dining-room furniture • Point-of-sale hardware	• Overhead bridge cranes • Hoists • Blow-in insulation machines • Laser-cutting equipment • Computer-guided routing machines • Welding equipment • Assembly-line conveyors • Quality-control scanners	• Jackhammers • Excavators • Bulldozers • Mobile cranes • Concrete mixers • Graders • Loaders • Backhoes • Dump trucks

Farming	Agri-food processing	Fishing

• Tractors • Combine harvesters • Farm trailers • Plows • Seeders • Crop sprayers • Balers • Forage harvesters • Frame, log, or corrugated metal barns used for farming • Greenhouses • Silos	• Sorting machines • Industrial washers • Peelers • Industrial grinders • Blanchers • Homogenisers • Pasteurisers • Bottling equipment • Conveyors • Filling/sealing/ labelling machines	• Fishing vessels • Nets • Hooks • Ice makers • Winches • Fish-finders • On-board refrigeration equipment • Log, frame, or corrugated metal buildings used for fishing

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Tourism and hospitality	Health care and medical equipment

•

Hotel beds and other furniture

•

Refrigerators

•

Laundry machines

•

Fitness equipment

•

TVs

•

Coach buses

•

Sightseeing vessels

•

Chairlifts/gondolas

•

Snow-making and grooming equipment

•

Amusement park rides

•

Medical imaging equipment (X-rays, ultrasound)

•

ECG monitors

•

Pulmonary-function monitors

•

Specialised examination chairs

•

Sterilisation equipment

•

Laboratory analysers

•

Office furniture

•

Medical and dental tools

Transpotation	Arts, culture, and media production

• Aircraft • Baggage loaders • De-icing equipment • Vessels • Heavy freight trucks • Larger buses • Railway track • Locomotives and railway cars	• Cameras and video-recording equipment • Lighting equipment • Sound-recording equipment • Mixing consoles • Projection equipment • Stage rigging • Editing workstations • Studio furniture

This list of assets is illustrative. Once legislation is tabled, the Canada Revenue Agency will be responsible for determining whether specific assets qualify for the Productivity Mega Deduction based on the facts of each particular case.

The limited exclusions from the Productivity Mega Deduction are generally either very long-lived assets, assets that have a significant personal use component, or assets subject to regulated rates. These exclusions generally align with exclusions under 100% bonus depreciation provided in the U.S. The Canadian approach to immediate expensing is competitive for investors compared with the United States.

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Exclusions from immediate expensing

Canada	United States
The Productivity Mega Deduction excludes a limited range of assets, generally consisting of certain long-lived buildings and intangibles, certain passenger vehicles, regulated natural gas distribution pipelines, and property subject to specialised resource-depletion rules.

U.S. 100% bonus depreciation generally excludes tangible property depreciated over more than 20 years and certain other property. Longer-lived buildings, most intangible property, and property used in specified rate-regulated utility businesses generally do not qualify. Passenger vehicles are either excluded or the amount of bonus depreciation is subject to a dollar limit.

Rewarding innovation by helping Canadian ideas and talent succeed

New ideas, technologies, and businesses create jobs, raise incomes, and keep Canada’s economy globally competitive. Canada is home to many talented entrepreneurs, skilled researchers, and innovators. But turning a good idea into a successful business requires access to capital, talented workers, and opportunities to grow.

Budget 2026 will help Canadian businesses and talent succeed. Its measures will improve access to growth capital, attract world-class talent to our growing sectors, and strengthen support for research and commercialisation opportunities while protecting intellectual property. By boosting and rewarding Canadian innovation, we are helping more of our businesses start, scale, and compete worldwide.

Backing Canada’s next generation of entrepreneurs

Canada shares a border with one of the world’s largest economic powers. To compete, we must be ambitious and ensure Canadian entrepreneurs have the opportunities, access to capital, and confidence they need to build and grow here at home.

Canadian high-growth startups drive innovation across the economy. Yet too often, their lack of access to growth capital holds them back. Talent and ideas leave Canada and take root elsewhere. To counter this, Canada must aggressively compete to attract and retain those that will create the next generation of Canadian businesses. That demands strong, pro-entrepreneurial action.

That’s why Budget 2026 takes bold steps to strengthen Canada’s innovation ecosystem by increasing the incentives for risk-taking, enabling successful investors and founders to reinvest in new Canadian companies while mobilising new domestic capital to support Canadian businesses. This includes:

Introducing the Canada Growth Incentive to help high-potential businesses attract investment and grow in Canada, consisting of two measures: introducing a new tax exemption for Canadian builders on up to $15 million in capital gains earned from successful investments in eligible Canadian companies and enhancing the small business rollover to allow increased

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deferral of taxes on capital gains when proceeds are reinvested in another Canadian small business. By allowing builders to keep more of the benefits when a business succeeds, these measures will help level the playing field with the United States, encourage more capital to flow to Canadian businesses, and enable successful entrepreneurs to reinvest their proceeds into Canada. This incentive would provide $715 million in tax relief over four years, starting in 2027-28.

Together, these measures would mean that a founder has a stronger incentive to build a valuable company in Canada, an early-stage employee sees more upside in accepting equity as part of their compensation, and an investor gets a better potential after-tax return for backing a promising Canadian company. For a founder with a $15 million capital gain, that difference is substantial: they would retain nearly 96% of the value when they exit, compared with 71% before Budget 2026.

The Canada Growth Incentive will be one of the most significant incentives to attract and retain builders here in Canada. By creating the path for entrepreneurs, investors, and employees to reinvest in Canada, we are firmly backing our builders to drive innovation, growth, and jobs, ensuring that Canada does not face a “brain drain.” Combined with the Productivity Mega Deduction, this represents a level shift in the attractiveness of firms, large and small, to invest—and reinvest—in Canada, and deliver lasting prosperity for all Canadians.

Helping Canadian innovators scale at home

Canada’s economic security depends on innovative Canadian founders who start companies, commercialise new ideas, and scale up their businesses while remaining anchored to Canada. That is how we create good jobs at home and reap the greatest benefits from our world-class workforce and ingenuity.

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Canada’s Early and Growth Stage Investment Strategy, first announced in Budget 2025, addresses persistent financing gaps facing Canada’s most promising firms. Through up to $750 million in investments, offered on a cash basis, the Strategy will mobilise domestic private capital and help Canadian companies grow and scale right here in Canada.

Delivered by the Business Development Bank of Canada, the Strategy includes:

•	Pre-seed and Seed Investment Stream: $75 million to support investment in innovative early-stage companies.

•	Later and Growth Stage Investment Stream: $675 million to increase the availability of domestic growth capital for Canadian companies as they expand and scale.

Together, these streams will help more promising Canadian companies access the capital they need to grow and scale here at home.

Boosting innovation and commercialisation

Canada’s research and innovation agenda is entering a pivotal phase. Major projects are moving forward at speed and scale, and significant investments are being made in research, innovation, and emerging technologies. This is a competitive advantage for Canada. We have long been a global leader in these fields, and we can fuel our long-term economic growth and competitiveness by strongly supporting science and innovation. At a time when other countries are pulling back from research, Canada is doubling down. We are putting policies in place that attract leading researchers, innovators, and entrepreneurs from around the world, giving them the opportunity to contribute here.

Canadian businesses need a tax system that supports businesses of all sizes, from research and development through to commercialisation. Last year, we enhanced and simplified the Scientific Research and Experimental Development (SR&ED) tax incentive program by expanding access to the enhanced credit, restoring support for capital expenditures, and increasing the annual eligible expenditure limit on which the enhanced credit can be earned to $6 million to help businesses innovate and grow. To build on this momentum:

Budget 2026 proposes to further expand the SR&ED tax incentive program to include certain commercialisation expenses. Eligible expenditures would be expanded to include certain costs associated with bringing a new product or process to market, including obtaining necessary regulatory approvals or certifications, and securing and maintaining intellectual property protection. This measure would apply to expenditures incurred in taxation years that begin on or after Budget Day. This measure is expected to provide support of $930 million over five years, with $235 million ongoing.

In addition, the Canada Revenue Agency will work to provide sector-specific guidance to clarify SR&ED eligibility as it pertains to commercialisation expenses.

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The inclusion of certain commercialisation expenses under the SR&ED program will provide an additional level of support for builders and businesses performing cutting-edge research and development, translating their intellectual and technological capital into commercial-ready ventures.

To fully realise the economic benefits of their new ideas, Canadian businesses must also be able to translate their innovations into commercial success and retain the value they create. This requires a competitive, transparent, and coordinated approach to intellectual property: one that helps Canadian businesses and entrepreneurs retain and capitalise on their ideas right here at home.

To support this, Budget 2025 announced the government’s intention to undertake a performance review to strengthen Canada’s intellectual property ecosystem and support the growth of intellectual-property-intensive firms. Budget 2026 announces several initial measures to deliver on that commitment, including:

Modernising policies at Canada’s three federal granting councils—the Natural Sciences and Engineering Research Council of Canada, the Social Sciences and Humanities Research Council, and the Canadian Institutes of Health Research—to improve commercialisation rates for publicly funded research.

Initiating consultations with experts on how to strengthen technology transfer capacity at post-secondary institutions and help bring more Canadian research to market.

Leveraging the expertise, capabilities, and assets of the National Research Council of Canada to identify ways to expand the impact of its intellectual property and support Canadian innovation and economic growth.

Amending the Patent Act to require changes in patent ownership to be registered with the Canadian Intellectual Property Office, giving businesses and investors clearer information about who owns Canadian patents and helping reduce due diligence costs and investment risk.

Developing new regulations under the Patent Act to establish minimum requirements for written patent demand letters. This will help protect Canadian businesses from abusive practices, including vague or misleading patent infringement claims intended to extract nuisance payments.

Further measures will be announced in spring 2027.

Targeted support can also help innovative businesses take on larger, riskier projects, as well as commercialise and scale new technologies. The Strategic Response Fund, initially launched in 2017 as the Strategic Innovation Fund, helps Canadian industries innovate, adapt, and compete by supporting large-scale projects that strengthen Canada’s economy. To help bridge market gaps and catalyse investment in promising new innovations across the economy, including in areas like AI, agri-food, bio-manufacturing, and clean technologies:

Budget 2026 proposes to provide $1 billion over six years, starting in 2028-29, to the Strategic Response Fund to support large-scale research and development and innovation projects that can strengthen Canada’s long-term competitiveness and growth.

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Unleashing billions for Canadian businesses with the Canada Investment Summit

Canada hosted its first-ever Canada Investment Summit in September 2026, welcoming investors to Toronto and showcasing Canada as the destination of choice for global capital.

The Summit brought together investors from nearly 30 countries responsible for managing more than $100 trillion in assets, along with federal ministers, senior officials, provincial representatives, and Indigenous leaders. More than 165 investment opportunities in priority sectors—including energy and critical minerals, artificial intelligence, defence, and infrastructure—were profiled.

Investors immediately recognised Canada’s strengths and responded to our ambitions; by the end of the Summit, nearly $500 billion in new investment commitments to Canada had been made. As a result of the government’s economic plan:

•	Canada’s top banks committed nearly $325 billion in new financing for Canadian businesses and infrastructure.

•	Canada’s leading pension funds, insurers, and institutional investors committed nearly $100 billion in new capital to Canadian assets.

•	Investment funds committed to mobilise more than $14 billion in capital to grow Canadian companies, infrastructure, and strategic sectors.

On the margins of the Summit, Bell Canada, in partnership with the Government of Saskatchewan, announced a historic expansion of the Bell AI Fabric to build a 1.2-gigawatt Canadian AI infrastructure hub in Saskatchewan. This $52.5 billion capital investment is the largest in the province’s history and is expected to create more than 4,500 jobs across construction, operations, management, and related services.

For Canadians, these investments mean tens of thousands of new jobs for skilled workers in every region of the country. They mean modern, robust infrastructure being built in Canada again—from stronger electricity grids powering our cities to the railways and roads that connect our country. They will fund our aerospace and defence industries of tomorrow while getting shovels in the ground on new mines and data centres today. The Canada Investment Summit advanced our most important mission: building a stronger, more independent, more resilient Canadian economy for all.

We remain focused on our goal of catalysing up to $1 trillion in total investment over five years, including $500 billion in new private sector investment.

Reaching that goal means keeping Canada top of mind for the world’s biggest investors—and making sure that interest translates into investments that help Canadian projects, businesses, and workers. Invest in Canada, the federal agency that works to attract global investment to Canada, will have an expanded role in that effort. To help Invest in Canada deliver on this ambition:

Budget 2026 proposes to provide $181.4 million over four years, starting in 2027-28, $50.4 million in future years, and $40.4 million ongoing to expand Invest in Canada to add specialised financial sector expertise and establish its

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presence in key global markets to bring in capital from major investors and multinational corporations. Invest in Canada will also deliver Canada’s future Investment Summits.

Figure 1.1 – Turning commitments into investments

Nearly $500B in announced commitments and new investment incentives

Commitments span different financial activities and timeframes and should not be treated as directly comparable or additive.

Mobilising private investment to modernise Canada’s airports

Canada’s airports connect Canadians and support tourism, trade, and economic growth. Airport authorities have built and maintained a safe and reliable airport system for more than three decades. In the years to come, meeting growing demand for air travel, ensuring affordability, and improving the passenger experience will require additional investment and expertise.

To prepare Canada’s air transportation system for the future, we are seeking private investment through long-term operating concessions for our four largest airports. Under this model, used successfully in other countries, experienced investors, like Canada’s pension funds, would operate airports for 40 to 50 years while Canada retains ownership of airport lands and assets. Operators would be subject to strong oversight to protect travellers and the interests of Canadians.

The airport fees included in the price of an airline ticket would be subject to clear rules to protect travellers from unreasonable increases. New investment and expertise will improve airport services and infrastructure—making travel more efficient and expanding travel and tourism options. Canadians will share directly in the success of concessions through equity stakes for the Canada Strong Fund and local Indigenous communities.

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Figure 1.2 – The new operating concession model for Canada’s largest airports

To launch the first airport operating concession, Budget 2026 proposes to provide $37.6 million over three years, starting in 2026-27, to ensure a strong return for Canadians by completing due diligence, developing the concession framework, obtaining specialised commercial and legal advice, and completing a competitive process to select the operator by early 2029. Budget 2026 also proposes to introduce legislation necessary to implement and establish the operating concessions.

The transition to the new model is part of the government’s broader plan to build a more affordable, connected, and competitive air sector. Fiscal proceeds from the new model will be reinvested to benefit Canadians. They will support improvements across the air transportation system (e.g., regional airports, air connections between communities, and local transportation infrastructure) while helping build the infrastructure Canada needs. This could include helping to finance a sovereign broadband backbone that connects Canadians from coast to coast, with more direct and secure links to Europe and Asia.

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Figure 1.3 – Investing in Canada’s future

Budget 2026 announces the government’s intention to pursue additional measures—supported by concession proceeds—to improve the experience for travellers. These will prioritise regional connectivity, ensure air travel is affordable, and strengthen the governance and oversight of Canada’s airports. Detailed measures will be developed and released over time. They will:

o	Improve access to air travel in regional, remote, and northern communities by supporting new air routes and investing in infrastructure at smaller regional airports.

o	Adjust the ground rent formula to support growth at airports that will continue to operate under the existing model.

o	Introduce legislation to improve transparency around airport fees, strengthen performance reporting and governance, and support economic development and accessibility.

o	Expand eligibility for the Airports Capital Assistance Program to include smaller airports in the National Airports System.

Budget 2026 also proposes to provide $4.3 million over four years, starting in 2026-27, to Transport Canada to develop a Traveller Biometrics Strategy. The Strategy will make air travel faster and simpler, including through the potential use of digital credentials that can help travellers move through airports and other points of entry more efficiently. It will bring together airports, airlines, security screening, and border services, while protecting privacy, personal information, accessibility, cybersecurity, and individual choice. A Special Advisor on Traveller Biometrics will be appointed to lead this work and coordinate responsible and secure implementation across industry and government.

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1.2 Building a cleaner, more competitive economy

Now more than ever, countries are competing to attract investment, build major projects, and secure reliable sources of energy. Canada can do all three.

By producing more clean electricity, reducing emissions, and helping Canadian businesses stay competitive, Canada will strengthen its economy and achieve its climate goals.

Budget 2026 builds on this approach with measures to expand Canada’s electricity system, support investment in clean technologies, adopt zero-emission vehicles, attract private capital, and provide greater certainty for businesses. These actions will create jobs, strengthen energy security, and ensure Canada remains competitive as the global economy evolves.

Powering Canada Strong

Canada has the potential to be an energy superpower. We have abundant reserves; hydroelectric, wind, and nuclear capability; and a grid that is already among the cleanest and cheapest in the G7. Building upon this potential is how we secure our sovereignty, increase our exports, and become more self-reliant: it is, as it was for Québec when the term was first coined, an integral piece to being masters of our destiny.

Electricity is key to Canada’s energy security, sovereignty, and affordability; we know that the nations that master electricity will own the 21st century. Canada starts with advantages: we already have a nearly 80% clean grid and some of the lowest electricity costs among peer nations.

But as our economy grows and our industries become more energy-intensive, electricity demand in Canada is expected to double by 2050. This is an enormous opportunity for Canada to build a sustainable, affordable future—but we have to start now. Increasing electrification will boost our energy sovereignty, give Canadian industries a competitive advantage, and lower energy costs for 7 in 10 Canadian families, playing a key part in the government’s affordability efforts.

Electrification and your “energy wallet”

A household’s “energy wallet” can be thought of as combined payments for gasoline, natural gas, and electricity. Electrification means more and better choice. In the future, the “electricity” slice of the pie will get much bigger, but for most, the entire pie will get smaller since households will be relying on more efficient forms of energy.

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Chart 1.4 – Conceptual “energy wallet” of a typical Canadian household in 2050

Conceptual depiction of changes to the “energy wallet” of a typical Canadian household, adapted from 2024 Canada Electricity Advisory Council: Final report

Budget 2026 is investing over $50 billion in bold and ambitious measures to expand Canada’s electricity system, support investment in clean technologies, attract private capital, and provide greater certainty for businesses. These actions will create jobs, strengthen energy security, and ensure Canada remains competitive as the global economy evolves.

Announced in May 2026, Canada’s National Electricity Strategy outlined how Canada can work with provinces, territories, Indigenous Peoples, utilities, unions, and other partners to double the capacity of our grid by 2050. The Strategy is guided by four pillars and eight key actions:

Figure 1.4 – Electricity Strategy action areas

Mastering electricity also means finding the ways that greater electrification can interact and support priorities in other sectors. Canada’s Automotive Strategy is helping Canadians choose electric and enhancing Canada’s EV charging network, which makes it easier and more convenient for Canadians to drive their electric vehicles more. At the same time, we are helping retrofit one million homes with modern, energy-efficient technologies (including electric heat pumps), reducing energy use, lowering emissions, and helping Canadians save money on their energy bills.

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The message to the world is clear: if you need clean, affordable power, Canada is your answer.

Results to date			On track to add		For a total of
300,229 heat pumps installed (2020-26)	44,539 EV chargers installed (2019-26)	1,077,457 EVs on the road	+820,000 heat pumps to be installed (2026-34)	+14,335 EV chargers to be installed (2026-29)	1,120,229 heat pumps to be installed by 2033-34	58,874 EV chargers to be installed by 2028-29

Budget 2026 builds on this momentum with measures to unlock investment, build capacity for more generation and transmission, and improve the reliability of electricity systems across the country, so that we can power Canada Strong.

The Clean Technology and Clean Electricity investment tax credits help catalyse and unlock investment across the economy, from renewable energy systems to electricity transmission.

To provide the certainty needed for longer-term projects, Budget 2026 proposes to extend the Clean Technology and Clean Electricity investment tax credits to the end of 2040. For the Clean Technology investment tax credit, the phase-out to 15% would occur in 2040 rather than 2034.

To encourage more investment in electricity transmission, Budget 2026 proposes to expand eligibility for the Clean Electricity investment tax credit to the highest-voltage intra-provincial electricity transmission lines in each province, for property acquired and available for use on or after Budget Day.

Combined, these measures are expected to cost $2.4 billion from 2027-28 to 2030-31 and $36.1 billion from 2031-32 to 2041-42.

As global supply chains evolve and economic partnerships are reshaped, Canada must ensure that Canadian workers and industries fully benefit from new investment opportunities. The Government is committed to this objective.

To meet that commitment, the Government will conduct targeted consultations with stakeholders over the next 60 days to determine the scope and parameters of a domestic content bonus of up to 10 percentage points under the Clean Technology investment tax credit and up to 5 percentage points under the Clean Electricity investment tax credit. This will support the use of Canadian industrial products in the projects needed to double Canada’s production and transmission of electricity.

In addition, Budget 2026 proposes further investments to expand, strengthen, and better connect Canada’s electricity systems.

To deliver more reliable power as electricity demand grows, Budget 2026 proposes to provide nearly $4 billion over 10 years, starting in 2027-28. This funding will support electricity infrastructure expansion, renewable energy, and priority electricity sector projects across Canada, including new funding for the Smart Renewables and Electrification Pathways Program.

Our electricity grids in Canada are currently far too fragmented. Stronger interties can better connect electricity systems across Canada, allowing electricity to move more easily across provincial and territorial borders. Budget 2026 proposes to provide $37 million in 2027-28 to support robust cost-benefit analysis of proposed interties and inform cross-border cost-allocation discussions.

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To support the allocation of investment for Canada’s electricity system buildout, Budget 2026 proposes to provide $26.4 million over 10 years (on a cash basis) to Natural Resources Canada for data and modelling capacity to improve system planning and help guide investments where they will be most beneficial. Budget 2026 also proposes to provide $22.9 million over five years to Environment and Climate Change Canada to update the Clean Electricity Regulations and to develop equivalency agreements with provinces and territories where appropriate.

Growing Canada’s electricity system will require substantial investment. The measures above will help protect the affordability of Canada’s electricity, which is important for economic growth and competitiveness. As a complement to ongoing efforts to grow Canada’s electricity system in a way that safeguards affordability, Canada’s new government intends to begin working with interested provinces and territories to develop new approaches to financing the largest and most transformational electricity sector projects across the infrastructure lifecycle to support our competitiveness and energy sovereignty.

To improve energy reliability in the North, Budget 2026 proposes to provide $1.6 billion over 10 years, starting in 2027-28. This includes $713.8 million for renewable energy and capacity-building projects that help Indigenous, rural, and remote communities transition from diesel and fossil fuels to renewable energy sources, and $929.1 million to replace and upgrade aging electricity infrastructure in northern communities. This funding will support the Mayo Hydro Facility and Atlin Hydro Expansion projects.

The Mayo and Atlin projects would together help strengthen the reliability of Yukon’s electricity system by protecting critical existing generation capacity and bringing new power to the grid. Upgrades to the Mayo Hydro Facility would safeguard 15 megawatts of dependable hydroelectricity and help address winter blackout risks as record-breaking demand places increasing pressure on Yukon’s grid. The Atlin Hydro Expansion would bring additional hydroelectricity from northern British Columbia to Yukon, with the potential to add eight megawatts of capacity to Yukon’s grid and generate 31 gigawatt hours each winter, equivalent to the annual electricity use of approximately 2,500 Yukon homes.

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Figure 1.5

As demand for electricity grows, Canada needs new sources of reliable power that can be brought online quickly to enable investment, strengthen energy security, and support a more competitive economy. Positioning Canada at the frontier of emerging low-carbon technologies can help meet growing electricity needs while creating new opportunities for Canadian industries and workers.

To realise this opportunity, Budget 2026 proposes to provide $6 billion over six years, starting in 2028-29, earmarked to support the deployment of emerging electricity generation technologies.

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Solid oxide fuel cells are an example of emerging technology for power generation

Solid oxide fuel cells (SOFCs) can provide efficient, reliable power to help meet the needs of growing data centres and other energy-intensive industries. Greater access to power could support the expansion of digital infrastructure in Canada, strengthening data sovereignty. SOFCs also use relatively little water, produce very low levels of conventional air pollutants, and create opportunities to build Canadian expertise and manufacturing capacity in an emerging energy technology.

Figure 1.6 – Solid oxide fuel cells

Reliable power for Canada’s growing economy

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Updating Canada’s Clean Electricity Regulations

As electricity demand grows and Canada works to double the capacity of its grid, keeping electricity reliable and affordable will require flexibility in how power is generated. We intend to update the Clean Electricity Regulations to provide that flexibility while maintaining the goal of avoiding excessive emissions and achieving a net-zero electricity system by 2050. The proposed changes would:

•

Allow existing electricity facilities to operate for longer, including where needed to maintain reliability.

•

Provide more certainty for planned investments in electricity generation, as well as more flexibility, including, for example, for natural gas in the near term, as well as hybrid energy systems and distributed renewables, giving electricity systems more options to meet growing demand as the grid expands while still achieving net-zero by 2050.

•

Make emissions reductions more cost-effective by allowing electricity producers to offset more of their emissions through verified reductions elsewhere in the sector and economy.

Any changes would maintain the net-zero by 2050 goal and continue to protect the environment and human health from climate change. The proposed changes will be subject to consultation.

Growing Canada’s nuclear advantage and powering our electricity future

Nuclear energy is playing a growing role around the world as countries look for reliable, low-carbon electricity to meet rising demand and strengthen their energy security. Canada has a world-class nuclear sector and is well positioned to benefit from this demand, both domestically and internationally.

Nuclear energy is essential to powering Canada’s future. It provides non-emitting, dependable baseload power, backed by a strong domestic supply chain built on over 70 years of Canadian expertise, innovation, and intellectual property.

Today, the nuclear sector is responsible for 90,000 direct and indirect jobs, and in the nuclear industry itself, 90% of jobs are in high-skilled roles. Nuclear energy contributes 13% of our national electricity supply, and it adds $22 billion to Canada’s economy every year through the operation of 17 Canada Deuterium Uranium (CANDU) reactors at home and the servicing of nine reactors abroad in countries like Romania, India, and South Korea. We are committed to keeping this Canadian technology market-ready for use at home and in international markets.

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Figure 1.7 – Canada’s nuclear industries from mines to power generation

1.  Point Lepreau, New Brunswick

Nuclear power generation, waste management

2.  Gentilly-1 & 2, Québec

Inactive or decommissioned sites

3.  École Polytechnique, Québec

Nuclear science and technology

4.  Royal Military College, Ontario

Nuclear science and technology

5.  Peterborough, Ontario

Uranium processing - fuel fabrication

6.  Port Hope, Ontario

Uranium processing - fuel fabrication

7.  McMaster University, Ontario

Nuclear science and technology

8.  Hamilton, Ontario

Canmet MATERIALS - nuclear science and technology

9.  Toronto, Ontario

Uranium processing - fuel fabrication

10.  Bruce Power, Ontario

Nuclear power generation

11.  Port Hope, Ontario

Uranium processing - conversion

12.  Blind River, Ontario

Uranium processing – refining

13.  Chalk River Laboratories, Ontario.

Nuclear science and technology, waste management

14.  Deloro, Ontario

Shutdown or decommissioned sites

15.  Port Granby, Ontario Waste management

16.  Darlington, Ontario

Nuclear power generation, waste management

17.  Pickering, Ontario

Nuclear power generation, waste management

18.  Douglas Point, Ontario

Inactive or decommissioned sites

19.  Tiverton, Ontario

Western Waste Management Facility - waste management

20.  Agnew Lake, Ontario

Shutdown or decommissioned sites

21.  Elliot Lake Area, Ontario

Shutdown or decommissioned sites

22.  Rolphton NPD, Ontario

Inactive or decommissioned sites

23.  Ignace, Ontario.

Deep geological repository planned site - Long-term used fuel management

24.  Whiteshell Laboratories, Manitoba

Nuclear science and technology, waste management

25.  McArthur River, Saskatchewan. Uranium mining

26.  Rabbit Lake, Saskatchewan Mine and mill (in care and maintenance), waste management

27.  McClean Lake, Saskatchewan Uranium mining and milling, waste management

28.  University of Saskatchewan, Saskatchewan

Nuclear science and technology

29.  University of Saskatchewan,

Saskatchewan Nuclear science and technology

30.  Saskatchewan Research Council, Saskatchewan Nuclear science and technology

31.  Key Lake, Saskatchewan

Milling, waste management, shutdown or decommissioned sites

32.  Cigar Lake, Saskatchewan. Uranium mining.

33.  Cluff Lake, Saskatchewan

Shutdown or decommissioned sites

34.  Beaverlodge, Gunnar, and Lorado, Saskatchewan Shutdown or decommissioned sites

35.  Vancouver, British Columbia

TRIUMF - Nuclear science and technology

36.  Rayrock, Northwest Territories Shutdown or

decommissioned sites

37.  Port Radium, Northwest Territories

Shutdown or decommissioned sites

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Canada’s nuclear export opportunity

Global demand for nuclear energy is growing. Global nuclear investment reached approximately $88 billion in 2023 and is projected to reach between $94 billion and $202 billion annually by 2030. At least 30 countries are pursuing their first nuclear builds, creating a significant opportunity for Canadian companies.

Canada is well positioned to compete for that investment. Homegrown CANDU technology is part of the opportunity, but Canadian manufacturers and service providers also have capabilities that support other reactor technologies, giving Canada a role in nuclear projects regardless of the technology selected.

Canada also has the tools to help its nuclear industry compete internationally. Export Development Canada offers financing, insurance, and risk-management products to help Canadian companies expand abroad, complementing Canada’s technology, manufacturing, and service expertise.

Figure 1.8 – CANDU host countries

In June 2026, we presented the Nuclear Energy Strategy for Canada, setting out a plan to grow the sector by unlocking investment, modernising regulation, strengthening Canadian research and development, and promoting Canadian nuclear expertise abroad. To implement key commitments under the Strategy, Budget 2026 proposes to provide $518.5 million over five years, starting in 2027-28, and $18.1 million ongoing to advance Canada’s nuclear research, supply chains, workforce, and regulatory capacity. This includes:

$261 million over five years, starting in 2027-28, and $14 million ongoing, to Natural Resources Canada to develop nuclear supply chains, support research and development, and advance research reactor capacity and readiness.

$127 million over five years, starting in 2027-28, and $1 million ongoing, to Atomic Energy of Canada Limited for research infrastructure, research and development, workforce development, and other strategic nuclear capabilities.

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$131.1 million over five years, starting in 2027-28, to the Canadian Nuclear Safety Commission (CNSC) to prepare for new nuclear projects and become the sole federal regulator for nuclear energy projects. Of this amount, $18.3 million would be cost-recovered.

$14.4 million over five years, starting in 2027-28, and $3.1 million ongoing, to Global Affairs Canada, for nuclear export promotion and government-to-government engagement.

$3.3 million over five years, starting in 2027-28, to Health Canada to support the CNSC with expertise on the human health impacts of radiation exposure.

We have already taken significant steps to finance new nuclear projects, including up to $2 billion from the Canada Growth Fund for the Darlington Nuclear Project, alongside support for Indigenous participation through the Indigenous Loan Guarantee Program; $970 million in low-interest financing from the Canada Infrastructure Bank; and access to the refundable Clean Electricity investment tax credit. Export financing for up to $3 billion has also been made available, through Export Development Canada, for the construction of two new CANDU reactors in Romania.

The Indigenous Loan Guarantee Program, alongside Ontario through its Indigenous Opportunities Financing Program, will provide an approximately $715 million loan guarantee to allow seven First Nations in Ontario to own a significant minority interest in the Darlington New Nuclear Project. This transaction represents the largest Indigenous loan guarantee ever issued in Canada and one of the largest Indigenous investments in a major infrastructure project in Canadian history.

Expanding Canada’s electric vehicle charging infrastructure

As more Canadians choose zero-emission vehicles, demand for electric vehicle chargers will continue to grow. Within five years, EV sales are projected to reach nearly 40% of global car sales. We have invested steadily to expand the charging network by supporting more than 50,000 chargers to date. A larger network makes it easier and more convenient for Canadians to drive electric vehicles, particularly in rural communities, helping Canada become a global leader in vehicle electrification.

Budget 2026 builds on this progress achieved, with the ambition to roughly double the number of federally supported chargers, making it easier for Canadian drivers to save money, plan their routes, and travel in confidence:

To support the installation of over 55,000 additional EV chargers in areas where the infrastructure is needed most, Budget 2026 proposes to provide $587 million over five years, starting in 2027-28, to Environment and Climate Change Canada to renew the Zero-Emission Vehicle Infrastructure Program.

To fund research and development for charging infrastructure, Budget 2026 proposes to provide $45 million over five years, starting in 2027-28, to Natural Resources Canada. This funding would help bring innovative Canadian EV charging solutions to market, delivering more affordable, reliable, and accessible EV charging solutions that work for Canadians, businesses, and the electricity grid.

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To support the transition of the federal fleet to zero-emission vehicles, Budget 2026 proposes to provide $2.2 million over five years, starting in 2027-28, to renew the Greening Government Operations Fleet Program, which conducts readiness assessments to support the transition of the federal vehicle fleet to zero-emission vehicles.

Federally supported electric vehicle chargers in operation or planned by 2028-29, by province
Alberta	2,751	Ontario	23,802
British Columbia	17,147	Prince Edward Island	454
Manitoba	1,258	Québec	9,555
New Brunswick	733	Saskatchewan	455
Newfoundland and Labrador	346	Yukon	246
Northwest Territories	42	Location to be determined	112
Nova Scotia	1,973	Total	58,874
Figures reflect chargers supported under existing ZEVIP funding only and do not include proposed Budget 2026 funding.

1.3 Unlocking the full potential of Canada’s natural resources

Canada’s energy and natural resources are a source of economic strength and a strategic advantage in an increasingly competitive world. Charting our own course requires us to capitalise on those strengths.

Budget 2026 advances measures that will bring Canada’s reserves of in-demand critical minerals to market and work to support and modernise Canada’s position as a world leader in forestry and wood products. A strong Canadian resource industry creates high-paying Canadian careers, supports Indigenous communities, grows our exports, and strengthens our economy. That is why we are delivering more of what the world needs.

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Bringing critical minerals from mine to market

Canada stands as a global leader in mining and critical minerals, such as lithium, nickel, cobalt, and rare earth elements that are used in batteries, electric vehicles, and other clean technologies. We are known around the world for our mining schools, for our expertise and technology, and for the reliability we offer as a mining nation. But for too long, Canada has fallen behind in bringing those minerals from mine to market. That is why we are focused on increasing Canadian production and processing of our minerals.

Figure 1.10 – Critical minerals projects underway in Canada Sources: Natural Resources Canada Major Projects Inventory; Department of Finance calculations.

That work includes strengthening the domestic supply chains that bring these minerals from mine to market. By working with Indigenous partners, industry, and international allies to responsibly develop more resource opportunities in Canada, we are creating good jobs and increasing our resource sovereignty. Critical minerals projects valued at over $44.6 billion were under construction or had completed the Impact Assessment or Environmental Assessment processes as of 2025, as well as select 2026 projects (Figure 1.10).

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In the past year, Canada has signed over 50 critical minerals agreements with more than 15 countries, unlocking $20 billion in investment while reducing our reliance on foreign supply chains (Figure 1.11).

Figure 1.11 – Canada’s critical minerals international partnerships

1   Canada–European Union (EU) Strategic
Partnership on Raw Materials

2   Canada–France Bilateral Dialogue on
Critical Minerals

3   Canada–Germany Joint Declaration of
Intent on Critical Minerals

4   Canada–Chile Memorandum of
Understanding (MOU) on Critical
Minerals and the Sustainable
Development of Minerals and Metals

5   Canada–Japan Memorandum of
Cooperation on Battery Supply Chains

6   Canada–Republic of Korea MOU on
Cooperation in Critical Minerals Supply
Chains, the Clean Energy Transition and
Energy Security

7   Canada–Australia Joint Declaration of
Intent on Critical Minerals Cooperation

8   Canada–Indonesia MOU on Critical
Minerals Cooperation

9   Canada–United Kingdom Joint Statement
of Intent on Critical Minerals and Critical Raw
Materials Cooperation

10   Canada–Italy Joint Statement on Critical
Minerals and Critical Raw Materials
Cooperation

11   Canada–Argentina Collaboration Arrangement
on Critical Minerals and Mining Sustainability

12   Canada–Peru MOU on Critical Minerals and
Mining Sustainability

13   Canada–Norway MOU on Critical Mineral
Cooperation

14   Canada–Greenland Joint Declaration of Intent
on Critical Minerals and Energy Cooperation

15   Canada–India MOU on Critical Minerals
Cooperation

16   Canada–Kingdom of Saudi Arabia MOU in the
Field of Mineral Resources

17   Canada–Ukraine Cooperation Agreement in
Geoscience

In July 2026, we announced the launch of the $2 billion Canada Critical Minerals Accelerator (CCMA). Delivered by Export Development Canada, the CCMA helps move priority critical mineral projects forward, allowing us to invest alongside industry in projects that strengthen Canada’s supply of minerals needed for technologies such as batteries, semiconductors, and defence equipment. Canada announced its first agreement under the CCMA in support of Teck Resources’ $850 million expansion of its Trail Operations in British Columbia, alongside a $400 million investment from the Canada Growth Fund announced this summer.

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To build on this progress and unlock more of Canada’s critical minerals potential, Budget 2026 proposes to:

Renew the Canadian Critical Minerals Strategy, which supports strategic investments in the technology needed to mine and process our critical minerals, expands our geoscience and research capacity, provides targeted funding for priority critical minerals projects, and keeps government priorities aligned with market needs. Budget 2026 proposes to provide Natural Resources Canada with $424.4 million over four years, starting in 2027-28, to support this renewal.

Extend the Mineral Exploration Tax Credit and Critical Mineral Exploration Tax Credit for an additional five years, until March 31, 2032. Budget 2026 also proposes to expand the Critical Mineral Exploration Tax Credit to include antimony. These measures are expected to provide $956 million in support of mineral exploration investment over five years, starting in 2026-27.

Align the tax treatment of helium exploration and development expenditures, as well as expenditures incurred to acquire helium resource properties, with that of the conventional oil and gas sector. This change would also allow helium companies to benefit more from the proposed Productivity Mega Deduction, allowing them to immediately expense more capital investments in the helium sector. These amendments would apply to expenses incurred on or after Budget Day and are expected to provide tax relief of $54 million over four years, starting in 2027-28.

Chart 1.5 presents the policy approaches of nine countries across five key dimensions: strategic clarity, delivery architecture, funding and de-risking, evidence of execution, and sovereign capability. This analysis from a recent report (PwC’s Mine 2026: Ambition to Action) finds that Canada is positioned as a global leader in critical minerals policy.

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Strengthening Canada’s forest sector

Canada has a world-renowned forest sector. It is the bedrock of hundreds of rural, remote, and Indigenous communities, employs nearly 200,000 workers, and is a staple of Canadian resource exports. In 2025, the sector contributed $29.7 billion to Canada’s GDP.

Due to unjustified U.S. tariffs, changing global markets, and shifting wood product needs, our forest sector is facing significant pressures. The sector must improve its productivity and competitiveness to keep pace. That is why we are supporting and strengthening Canada’s forest industry for the challenges of today and the demands of the future in Budget 2026. It proposes:

$500 million over six years, starting in 2027-28, to Natural Resources Canada, to strengthen fibre supply chains and support provinces, territories, Indigenous partners, and industry in advancing forest management and stewardship, and deploying new technologies and practices.

$2 billion over six years, starting in 2027-28, to Natural Resources Canada to help businesses in the forest sector modernise facilities and equipment, improve productivity, and expand production of higher-value products, as well as to support research, development, and demonstration projects.

$4 billion over six years, starting in 2027-28, on a cash basis, to Export Development Canada through the Canada Account to support a new Forestry Sector Accelerator to make investments in new large-scale facilities and in major transformations of existing facilities, including biorefineries, biofuel facilities, and other facilities producing higher-value and innovative forest products.

Figure 1.12 – The forest sector is a key contributor to Canada’s economy

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1.4 Building a net-zero economy

There is no doubt we have a moral and economic imperative to address climate change. People and communities across Canada are experiencing the growing impact of climate change, with many Indigenous and northern communities facing particularly significant risks. At the same time, the global market for clean energy technologies is expected to exceed US$2 trillion by 2035, and countries that can build competitive clean industries and supply chains will be better positioned to capture these opportunities. Our path to a competitive, net-zero future is unique to us. It responds to the realities Canada faces and is integrated across our economic, energy and affordability policies. Our path to net-zero is about investing in the infrastructure, energy, and technologies that will make Canada more productive, competitive, and prosperous. The government cannot build a low-carbon, competitive economy alone. Achieving this transformation will require action from all parts of Canadian society, including provinces and territories, Indigenous Peoples, businesses, and communities.

Anchored on Canada’s electricity advantage, Canada is building its way to a cleaner economy with four pillars:

•	Build: Expand clean, reliable, and affordable electricity generation and transmission to power a growing economy.

•	Switch: Electrify transportation, buildings, and industry, moving more of the economy to clean electricity and other lower-carbon alternatives.

•	Transform: Improve energy efficiency and productivity so Canadian households and businesses use less energy, lower their costs, and become more competitive.

•	Innovate: Develop, deploy, and export Canadian clean fuels and technologies, creating new industries and positioning Canada among the world’s leaders in low-carbon competitiveness.

Budget 2026 is putting this plan into action with new investments proposed under each pillar. As set out in Section 1.2, we are building out Canada’s electricity system by providing greater certainty for clean energy investment, including proposed measures like extending the Clean Technology and Clean Electricity investment tax credits to the end of 2040. We are also helping Canadians make the switch to electric technologies through the new National Heat Pump Rebate to support up to 820,000 households to install an electric heat pump, and proposed funding for the Zero-Emission Vehicle Infrastructure Program to install up to 55,000 EV charging stations to support increased EV adoption.

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Budget 2026 proposes to renew funding for the Green Industrial Facilities and Manufacturing Program, now named the Strategic High-efficiency Industrial Facilities Transition, to optimise the energy efficiency of Canadian industrial and manufacturing facilities and help them remain competitive as demand grows for products with the lowest carbon footprint. We are also driving innovation through the proposed renewal of the Industrial Research Assistance Program Clean Technology Initiative. This program helps Canadian small- and medium-sized businesses commercialise clean technologies, supporting the development and deployment of the solutions needed for a lower-carbon economy.

Together, these investments will help Canada build more clean power, switch to electric technologies, waste less energy and bring new clean technologies to market. They will support the building blocks to transform and build Canada’s competitive, net-zero economy.

Building a cleaner, more affordable and competitive economy

Build	Switch	Transform	Innovate

Expanding our supply of non-emitting electricity	Powering our homes, businesses, and vehicles with non-emitting electricity	Wasting less energy	Developing and scaling clean fuels and technologies

Grow clean, reliable, affordable electricity supply to power growth, strengthen energy security and enable broad electrification	Shift to electric technologies across the economy to reduce energy costs and support economic growth	Do more with less energy and resources. Lower costs, improve productivity, and cut emissions across the entire value chain	Reduce emissions intensity, leveraging nature, technologies, and cleaner fuels to grow clean industries and tech

Proposed measures and actions underway	Proposed measures and actions underway	Proposed measures and actions underway	Proposed measures and actions underway

•

Upgrading electricity
infrastructure in the
North*

•

Clean Electricity ITC,
including extension to
2040 and expanded
eligibility*

•

Smart Renewables and
Electrification Pathways
Program

•

Updates to the Clean
Electricity Regulations

•

National Heat Pump
Rebate

•

EV Affordability
Program

•

Amendments to vehicle
GHG emissions
standards

•

Zero Emission Vehicle
Infrastructure Program
renewal*

•

Energy retrofits in
rental and multi-unit
residential buildings

• Strategic High- efficiency Industrial Facilities Transition * • Amendments to Energy Efficiency Act • Deep Retrofit Accelerator Initiative renewal

•

Clean Hydrogen ITC

•

Clean Technology
Manufacturing ITC

•

Carbon Capture
Utilization, and Storage
ITC

•

Amendments to the
Clean Fuel Regulations

•

Industrial Research
Assistance Program
Clean Technology
Initiative*

Creating the right conditions to scale action across all four pillars with effective carbon pricing and mobilising capital toward sustainable investment

* Key Budget 2026 measures.

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Advancing Canada’s climate competitiveness

As global demand grows for clean technologies, low-carbon products, and sustainable solutions, Canada has an opportunity to contribute to emissions reductions at home and abroad while generating significant economic benefits. By lowering the carbon intensity of our exports, we can help reach global climate objectives while increasing their competitiveness abroad. Furthermore, by providing certainty on emissions policy, we can help businesses and clean technology developers have greater confidence in their operations as we continue to build a low-carbon future.

Last year, we established a framework to help with this transition: driving investment, encouraging innovation, and reducing Canada’s emissions over time while maintaining Canada’s competitiveness. This pragmatic approach provides businesses with greater certainty as they make long-term investment decisions; it also helps ensure Canada remains an attractive place to invest, grow a business, and create good, well-paying jobs.

To support the continued transition to a low-carbon economy, we are:

•	Working to establish a predictable and effective carbon pricing system that supports emissions reductions while providing clarity for businesses and investors. As part of this effort, we intend to update the federal industrial carbon pricing benchmark to provide greater certainty for industrial emitters, clean technology developers, and capital markets, and to support continued investment in emissions reductions.

•	Collaborating with provinces and territories to explore opportunities for ensuring greater alignment and linkages between carbon markets across Canada, improving market efficiency, and helping achieve emissions reductions at lower cost.

•	Amending the Clean Electricity Regulations to provide greater flexibility while maintaining the goal of net-zero by 2050 and updating vehicle greenhouse gas emissions standards to reflect changes in consumer demand and advances in vehicle technology.

To further help Canadian businesses and industries adopt energy-saving technologies and reduce emissions:

Budget 2026 proposes to provide $400 million over seven years, starting in 2027-28, to Environment and Climate Change Canada to support the renewal of the Green Industrial Facilities and Manufacturing Program, now named the Strategic High-efficiency Industrial Facilities Transition (SHIFT). SHIFT will de-risk projects and accelerate adoption of energy-saving technologies at industrial and manufacturing facilities, including small- and medium-sized enterprises.

•	To help young Canadians shape Canada’s transition to a low-carbon economy, the Youth Climate Corps, led by Employment and Social Development Canada, Natural Resources Canada, and Parks Canada, will help more than 2,000 young people gain the skills and experience needed for careers in climate-related and emergency management fields, strengthening Canada’s workforce and supporting a clean, low-carbon, and resilient future.

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Mobilising sustainable investment

As global demand for low-carbon goods and technologies grows, Canada is taking steps to help attract investment in the industries and projects that will drive future economic growth. Work is underway on the independently developed Made-in-Canada sustainable investment guidelines that will help direct investment toward low-carbon projects, with draft criteria for the electricity, transportation, and buildings sectors expected by the end of 2026. In addition, Budget 2026 proposes to:

Develop a new Sustainable Bond Framework for government issuance, using the Made-in-Canada sustainable investment guidelines. This framework will be prepared by the Department of Finance Canada.

Showcase progress on the Made-in-Canada sustainable investment guidelines and connect investors with new opportunities through a Sustainable Finance Conference that the Canadian Climate Institute will host in February 2027.

We also continue to advance disclosure requirements for environmental, social, and governance considerations, including climate-related risks, for federally regulated pension plans. These form part of a broader initiative to improve the transparency and governance of these plans.

We also continue to engage provinces and territories on supporting voluntary climate disclosures across the economy. Clear and comparable climate disclosures help firms access new markets, strengthen business resilience and investor confidence, and remain competitive in the face of growing reporting expectations from customers and investors at home and abroad.

1.5 Strengthening competition

Competition in the marketplace gives Canadians more choice and incentivises businesses to offer better prices, services, and products. When markets are difficult to enter, promising new businesses have fewer opportunities to grow, established firms face less pressure to improve, and consumers are left with fewer options and higher prices.

We have taken important steps to open markets and modernise rules to enhance competition, but barriers remain. It is vital that Canada continues to eliminate unnecessary restrictions and improve access to capital and infrastructure so that we have a more diverse set of players offering goods and services to Canadians. Growing our economy to build Canada Strong must also mean growing the number of options available to each of us, in all sectors and industries.

That’s why Budget 2026 advances a whole-of-government approach to competition. It strengthens consumer protection, enhances affordability, and modernises financial sector frameworks and digital systems so Canadians and businesses can benefit from greater choice, lower prices, and new growth opportunities.

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Advancing the Whole-of-Government Competition Plan

Building on the momentum from recent reforms, in the 2026 Spring Economic Update, we launched the Whole-of-Government Competition Plan, which expands Canada’s competition agenda beyond individual sectors so that all government decision-making falls under a pro-competition lens. Through these efforts, we are reviewing federal policies, regulations, and programs to identify what unnecessarily limits competition while preserving important public policy objectives. The Competition Plan is advancing work across several areas:

•	Cutting red tape to open markets: Initial reforms include several competition-enhancing measures identified through the Red Tape Review. Many of these are advancing through the Cutting Red Tape for All Canadians Act, while others are expected to be implemented by departments within the next 12 months. The Competition Plan will identify outdated or unnecessary rules that make it harder for new businesses to enter markets, existing businesses to grow and innovate, and Canadians to benefit from more choice and better value. This work will inform further regulatory reforms to strengthen competition.

•	Opening federal contracts to more businesses: Public Services and Procurement Canada and the Treasury Board of Canada Secretariat are simplifying procurement rules, reducing paperwork, and improving transparency so that small- and medium-sized businesses can more easily compete for federal contracts. The Small Business Procurement Program will better align procurement regulations, helping bring more suppliers to the table, strengthen competition, and give Canadian businesses more opportunities to grow, while supporting broader procurement objectives, including the Buy Canadian Policy.

•	Designing business supports to promote competition: We are reviewing how federal business support programs can give new and growing firms a fairer chance to compete, while keeping funding focused on its economic objectives. This will examine whether program rules make it easier—or harder—for businesses to enter markets, grow, and challenge established players. The findings will help improve program design and develop an approach that can be applied more broadly across federal business support programs over time. As part of this work:

Budget 2026 announces the government’s intention to assess and integrate competition considerations into federal business support programs, starting with the Strategic Response Fund.

•	A Cabinet Directive on regulatory competitiveness: The federal Cabinet will ensure new regulations and the broader regulatory system are examined through a competitiveness, growth, and investment lens. The Cabinet Directive on Regulatory Competitiveness and Red Tape Reduction will help Canada advance a world-class regulatory system that protects the public interest while providing the efficiency and clarity needed for Canada to attract investment, support innovation, and strengthen Canada’s long-term competitiveness.

•	The Whole-of-Government Competition Plan is also advancing measures to strengthen competition, attract investment, and expand consumer choice

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across the Canadian economy. We will advance measures within federal jurisdiction and work with provinces and territories where coordinated action is required. Budget 2026 announces the government’s intention to:

Make it easier for consumers to switch providers: Expand data portability rights to additional sectors, including telecommunications and air transportation. These rights would be implemented following the establishment of the new data portability framework under the Protecting Privacy and Consumer Data Act, making it easier for Canadians to switch telecommunications providers and securely reuse their information when choosing different services.

Strengthen Competition Bureau investigations: Make it easier for federal institutions to share relevant information with the Competition Bureau when it is investigating possible anti-competitive conduct, by formally recognising the Bureau as an investigative body under the Privacy Regulations. Information sharing would remain subject to the same legal limits and privacy protections that apply to other investigative bodies.

Address restrictions on lower prices: Consult on potential reforms to address practices that prevent retailers from offering or advertising lower prices, such as suppliers pressuring stores not to discount products below a set price. The consultation would consider options to strengthen the Competition Bureau’s ability to act when these practices limit price competition and make it harder for Canadians to find better deals.

Remove anti-competitive property controls: Work with provinces and territories to end anti-competitive property controls that restrict competition in the retail grocery sector, building on Manitoba’s new model for restrictions.

Limit non-compete agreements: Work with provinces and territories to expand restrictions on non-compete agreements in employment contracts across Canada toward harmonised restrictions modelled on the federal approach.

To prevent new government initiatives from creating unnecessary barriers to competition, we are also embedding competition considerations into federal decision-making. As part of the Cabinet Directive on Regulatory Competitiveness and Red Tape Reduction, the Treasury Board of Canada Secretariat will integrate competitiveness impact assessment into the regulatory development process, while the Department of Finance Canada will do the same for budget and Cabinet decision-making. Each department will provide guidance and oversight in its area, with implementation targeted for winter 2027.

The Whole-of-Government Competition Plan, together with efforts to lower internal trade barriers, establishes a broad and ambitious agenda to strengthen competition across the economy and ensure pro-competitive policies are prioritised across government. Key elements of the Competition Plan and actions taken since 2025 to advance a more competitive Canadian economy are highlighted below.

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Government as a driver of competition

Competition by default: Modernising the federal rules, programs, and institutions that shape markets, and ensuring government decisions promote competition.

Apply a competition lens to new regulations and policies • Strengthen the Competition Bureau’s tools and investigative powers • Reinforce competition objectives in federal regulatory oversight

Removing barriers to growth	Empowering consumers	Supporting innovation

Make it easier for businesses to enter markets, compete on a level playing field, and grow by reducing unnecessary regulatory burdens, facilitating entry, and improving access to infrastructure and key inputs.

•

Reduce red tape

•

Improve access to essential infrastructure and networks in the telecom sector

•

Facilitate entry and growth in the financial sector by streamlining entry processes and modernising regulatory frameworks

•

Engage provinces and territories to support labour mobility in all sectors of Canada’s economy

Give Canadians the information and freedom to choose the provider that offers the best value by making prices easier to understand and compare, reducing switching costs and lock-in, and enhancing consumer protection.

•

Improve transparency of total banking fees charged annually to make it easier for Canadians to compare offerings, including through improved data sharing via consumer-driven banking

•

Make comparison and switching easier across telecom plans and enhance consumer protection across telecom services

•

Increase transparency in pricing, including in the insured mortgage market

•

Engage provinces and territories on restricting property controls in the retail grocery sector

•

Take action against surveillance pricing by modernising privacy legislation

Give new ideas and business models room to test products and commercialise technology through modernised market rules and greater access to data and infrastructure.

•

Establish regulatory frameworks to facilitate innovative financial products and technologies

•

Release more high-quality spectrum

•

Enable investment in high-quality telecommunications networks

•

Expand data portability beyond consumer-driven banking to other sectors to support innovation and consumer choice

Competition that delivers

More choice. Lower prices. Stronger growth.

For Canadians: more transparent prices, more choice, lower switching costs, and fewer excessive fees. For businesses: easier entry, fairer opportunities to compete, and more room to scale. For the economy: stronger investment and innovation, higher productivity, greater affordability, and a more resilient Canadian market.

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Increasing competition in the telecommunications sector

Fast, reliable, and affordable Internet and cellular services are essential to how Canadians work, learn, run their businesses, and stay connected. Yet too many Canadians, particularly in rural and remote communities, still face gaps in coverage and reliability. While wireless prices have fallen, with the price of a 60 GB mobile plan falling from an average of $105 in 2022 to being widely available in the $40 to $50 range, Canadians continue to face limited choice, confusing offers, and barriers to switching providers.

To increase competition, affordability, and transparency for consumers, in October 2026 we published the Telecommunications Competition Roadmap announced in the 2026 Spring Economic Update. It sets out a coordinated plan to strengthen competition and affordability across Canada, while enabling investment in network infrastructure to support emerging technologies and data traffic growth. This marks the first time a federal government has set out a comprehensive telecom competition agenda covering everything from broad policy to specific regulatory actions.

Once implemented, the Roadmap will:

•	Expand competition across the economy: Competitors need fair access to the infrastructure required to serve Canadians. The government and the Canadian Radio-television and Telecommunications Commission are advancing measures to help providers expand, including by finalising wholesale Internet rates, improving access to wireless networks, accelerating regulatory decisions, and resolving access disputes more quickly. New “dig-once” and tower-siting approaches will also lower construction costs and speed up network deployment.

•	Help Canadians find better prices: Competition works best when Canadians can easily compare offers and switch providers. The Roadmap builds on new rules that eliminate fees to activate, change, or cancel a plan. It is expected to save consumers approximately $100 million each year. It will also promote more affordable plans, ensure transparency when shopping for Internet offers, simplify consumer protection rules, and improve awareness of the independent complaints process.

•	Build stronger, more innovative networks: Canada also needs sustained investment in high-quality networks that reach every region. We will release more spectrum for 5G and private networks, support satellite services that can extend coverage in rural and remote areas, update spectrum transfer rules, and advance new infrastructure models that improve access for competition and significantly enhance investments in our national telecom network infrastructure.

These actions will support better coverage, faster services, and greater choice for Canadians, while strengthening the underlying digital infrastructure that businesses need to grow.

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Increasing competition in the financial sector

Canada offers an attractive world-renowned capital environment, and the financial sector is integral to getting projects financed, growing our economy, and building Canada Strong. At the same time, it would benefit from being a more competitive market.

Budget 2026 builds on the government’s existing reforms to improve Canada’s financial sector. These measures, including consumer-driven banking and payments, will facilitate market entry, support firms as they grow and scale, and modernise regulatory and supervisory frameworks.

For Canadians, this means more choice, lower prices, and greater access to innovative financial services. For businesses, it means better access to the financing they need to invest, grow, and create jobs here in Canada.

Strengthening competition in OSFI’s mandate

In a rapidly changing world, financial sector regulation must adapt and respond to evolving technologies, business models, and consumer needs. Canada is acting to ensure competition plays a greater role in how the Office of the Superintendent of Financial Institutions (OSFI) regulates. OSFI supervises federally regulated financial institutions, including banks, insurers, trust and loan companies, and federal credit unions. We are modernising how OSFI regulates and supervises these institutions as we maintain confidence in the reliability and resilience of Canada’s financial system.

Budget 2026 announces the government’s intention to:

Introduce a secondary competition objective for OSFI through amendments to the Office of the Superintendent of Financial Institutions Act. This will help ensure that competition considerations, such as proportionality, compliance burden, and market impacts, are more clearly and consistently reflected in how OSFI regulates and supervises financial institutions.

Attracting new entrants and expanding competition

Canada has a stable, world-class financial sector. At the same time, it is important to attract more entrants and help them expand to improve products and services while lowering prices for consumers. Responsibly modernising the financial sector is a key part of the government’s commitment to make life more affordable for Canadians.

To that end, Budget 2026 announces the government’s intention to:

Make the process for becoming a federally regulated financial institution more predictable, transparent, and timely by amending the Bank Act, Trust and Loan Companies Act, and Insurance Companies Act to establish a one-year timeline for making decisions on applications by new entrants.

Expand exit options for deposit-taking institutions by amending the Bank Act and Trust and Loan Companies Act to allow for more flexibility to transfer assets and liabilities to other financial institutions. This will make it easier for solvent but troubled financial institutions to pursue private market solutions, while protecting depositors and helping consumers avoid costly service disruptions.

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Encourage the entry and growth of mid-sized challenger banks by amending the Bank Act to permit greater flexibility on ownership structures. This will be achieved by exempting foreign bank subsidiaries with less than $8 billion in equity from the public holding requirement, provided that their foreign parent is widely held and listed on a recognised foreign stock exchange, and raising the threshold at which banks must transition to widely held ownership from $12 billion to $25 billion in equity.

Provide greater clarity and predictability for new and growing financial institutions through a policy statement issued by the Minister of Finance. The statement will provide guidance on how ministerial tools may be used to support the entry of federally regulated financial institutions, including credit union continuance, and promote a more proportionate and competition-supportive financial institutions framework.

Make it easier for federal credit unions to access capital and pursue growth opportunities by amending the Bank Act to provide greater flexibility for qualifying cooperative shareholders to invest in and control a federal credit union. These changes will help credit unions expand their reach and serve more Canadians and businesses.

Expanding funding channels to support growth and competition

To build a stronger Canada and be masters of our destiny, Canadians need access to reliable funding to plan for the future. It helps households finance the major purchases they make and gives businesses the capital they need to compete and win.

Expanding funding opportunities will allow smaller institutions to expand into new markets, provide more mortgages and support business investment, and compete more effectively on pricing, products, and services. At the same time, stronger depositor protections will help Canadians safeguard more of their savings and support greater competition for deposits. To support these objectives, Budget 2026 announces the government’s intention to:

Modernise the deposit insurance framework by amending the Canada Deposit Insurance Corporation Act, including to increase the deposit insurance limit to $250,000, provide temporary high-balance coverage for certain life events, such as the sale of a home, and remove the limit for eligible deposits in registered and tax-free accounts.

Work with small- and medium-sized deposit-taking institutions to better understand their funding needs and explore options to strengthen access to stable, cost-effective funding that supports growth, competition, and innovation.

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Modernising Canada’s prudential framework

The Office of the Superintendent of Financial Institutions (OSFI) is an independent federal agency responsible for the regulation and supervision of federally regulated financial institutions and pension plans. As an important part of the federal financial safety net, OSFI contributes to public confidence in the Canadian financial system.

As part of its broader modernisation agenda, OSFI is taking steps to make Canada’s regulatory framework more transparent, proportionate, and responsive while maintaining resilience. Current initiatives include:

•

Adjusting the capital framework and adapting prudential frameworks for small- and medium-sized deposit-taking institutions to better reflect their activities and risk profile, strengthening their ability to compete.

•

Making targeted capital adjustments across federally regulated financial institutions that improve risk sensitivity and support sustainable economic growth while maintaining resilience.

These initiatives build on recent reforms to reduce unnecessary regulatory burden, streamline approvals, and ensure requirements are proportionate to the size and risk profile of institutions, helping support entry, growth, and competition in Canada’s financial sector. Recent measures include OSFI’s Streamlined Approvals Framework for Targeted New Entrants, a modernised Supervisory Framework, and the consolidation of more than 600 pages of guidance.

Notably, OSFI has also lowered the Domestic Stability Buffer, an additional capital cushion that Canada’s largest banks are required to hold to help absorb losses during periods of stress. This measured adjustment reflects the sustained strength and resilience of Canada’s domestic systemically important banks and frees up capital that can be deployed in support of the Canadian economy.

These measures, along with the government’s proposed changes to the Office of the Superintendent of Financial Institutions Act, will help create a more open, competitive, and innovative banking sector, improve affordability and choice for consumers and businesses, and strengthen the conditions for long-term economic growth.

Unlocking infrastructure investment and economic growth

As we work to unlock the infrastructure investment and economic growth needed to get big things built at scale and speed, we know that access to long-term private capital is integral. We are taking action to expand infrastructure investment opportunities for Canadian life insurers to increase the capital available to Canadians. Budget 2026 announces the government’s intention to:

Expand infrastructure investment opportunities for Canadian life insurers by amending the Insurance Companies Act and the Investments in Permitted Infrastructure Entities Regulations to broaden the scope of permitted

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infrastructure investments. This will unlock additional capital that can be invested over the long term for infrastructure projects and support the construction of transportation networks, energy infrastructure, and other assets that strengthen Canada’s economy, creating high-paying careers for Canadians.

Advancing the digital transformation of the financial system

From the applications they choose, to buying Canadian at the grocery store, to picking where they vacation—Canadians are ensuring that we are our own best customer.

As Canadians increasingly choose Canada, we are making sure that money can move quickly, safely, and conveniently. Modern payment systems are integral to a stronger and more resilient economy. Budget 2026 builds on significant progress to modernise Canada’s payment ecosystem, including establishing a regulatory framework for payment service providers, expanding access to Payments Canada’s systems, and supporting the launch of a new fast-payment system called the Real-Time Rail on November 9, 2026, which will enable individuals and businesses to send and receive data-rich payments instantly, with immediate access to funds. These efforts complement other initiatives underway to advance consumer-driven banking, establish Canada’s stablecoin framework, and combat financial fraud.

Building on these foundational reforms, Budget 2026 announces the government’s intention to:

Launch the next phase of Canada’s payments modernisation, guided by a public consultation expected in early 2027 on future priorities and the statutory review of the Canadian Payments Act.

Strengthen the Bank of Canada’s oversight of payment service providers through targeted amendments to the Retail Payment Activities Act.

Work with provinces and territories to develop harmonised consumer protection requirements for payment service providers regulated under the Retail Payment Activities Act.

Develop a pilot project for the use of voluntary digital credentials in financial services to support innovation and help combat identity fraud. The project would be developed by the Canadian Digital Service in collaboration with the Department of Finance Canada.

Collectively, these initiatives will help maximise the benefits of recent reforms, strengthen consumer protection, improve the governance and stewardship of Canada’s payments infrastructure, and harness emerging technologies to deliver safer, more affordable financial services for Canadians and businesses.

We have also enacted the Stablecoin Act. With the Stablecoin Act, Canadians have a safer and more reliable way to make digital payments. The Act offers opportunities for faster and more efficient transactions, a broader range of payment options, and increased competition and innovation. At the same time, it introduces appropriate safeguards to protect consumers and maintain confidence in stablecoins. Alongside ongoing consultations on the proposed regulations under the Stablecoin Act, we are continuing to strengthen Canada’s stablecoin

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framework by providing greater regulatory clarity and advancing work to strengthen consumer protections. To that end, Budget 2026 announces the government’s intention to:

Require federally regulated financial institutions to issue stablecoins through non-financial institution subsidiaries regulated under the Stablecoin Act and extend the Stablecoin Act to foreign financial institutions that are not prudentially regulated in Canada, to promote consistent regulatory treatment across stablecoin issuers.

Continue to engage with stakeholders on options to strengthen consumer protections in the event of stablecoin issuer or custodian insolvency, while supporting responsible innovation in the stablecoin market.

Spotlight on gender and diversity impacts
Budget 2026 will help expand access to skills and economic opportunities as Canada builds a more clean and competitive economy, by:

•

Expanding access to reliable, clean electricity with measures under the National Electricity Strategy, while reducing greenhouse gas emissions and contributing to long-term health and environmental benefits. These investments will also support skilled jobs and help create new opportunities for northern, remote, and Indigenous communities, supporting broader participation in the clean energy economy.

•

Strengthening Canada’s forest sector to support employment and economic opportunities in rural, remote, and Indigenous communities, particularly where the forest sector is a major source of jobs and economic activity. Indigenous Peoples and communities would benefit from enhanced opportunities to participate in forest stewardship, business development, and economic growth, helping build stronger local economies and more resilient forest-dependent communities.

•

Expanding access to EV charging infrastructure, the Zero-Emission Vehicle Infrastructure Program supports new economic opportunities in the growing zero-emission vehicle sector, including jobs and skills related to the deployment, operation, and maintenance of clean transportation infrastructure.

Further information on the expected gender and diversity impacts of Budget 2026 measures across a range of population groups is provided in Annex 4.

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Chapter 1

Canada’s Investment Supercycle

millions of dollars

	2026- 2027		2027- 2028		2028- 2029	2029- 2030	2030- 2031	Total
1.1 Making Canada the best place to invest	2,044		9,170		9,266	7,455	10,089	38,024
Kickstarting Canada’s Investment Supercycle with the Productivity Mega Deduction*¹	2,015		8,870		8,895	7,020	9,255	36,055
Backing Canada’s next generation of entrepreneurs	...		35		35	120	525	715
Helping Canadian innovators scale at home	...		7		50	50	43	150
Less: Funds previously provisioned in the fiscal framework	-5		-11		-15	-14	-11	-56
Boosting innovation and commercialisation*	25		200		247	227	237	936
Unleashing billions for Canadian businesses with the Canada Investment Summit	...		50		40	50	40	181
Mobilising private investment to modernise Canada’s airports	9		18		13	1	0	42
1.2 Building a cleaner, more competitive economy	...		788		2,562	3,105	3,263	9,718
Powering Canada Strong*	...		622		2,297	2,835	2,993	8,747
Growing Canada’s nuclear advantage and powering our electricity future*	...		100		108	113	112	433
Less: Projected revenues	...		-3		-3	-4	-4	-14
Expanding Canada’s electric vehicle charging infrastructure*	...		69		159	162	162	553
1.3 Unlocking the full potential of Canada’s natural resources	-11		936		827	887	925	3,564
Bringing critical minerals from mine to market*	1		414		335	451	460	1,661
Less: Funds previously provisioned in the fiscal framework	-12		-32		-62	-62	-32	-200
Less: Projected revenues	...		...		...	-57	-57	-113
Strengthening Canada’s forest sector*	...		554		554	554	554	2,216
1.4 Building a net-zero economy	...		25		30	55	75	185
Advancing Canada’s climate competitiveness	...		25		30	55	75	185
1.5 Strengthening competition	0	*	0	*	0	0	0	1
Advancing the digital transformation of the financial system	0	*	0	*	0	0	0	1
Additional investments – Canada’s Investment Supercycle	...		118		161	189	59	527
Arctic offshore oil and gas governance	...		1		3	3	3	11
Funding proposed for CIRNAC to support the governance and oversight of offshore oil and gas activities in the Arctic Ocean.
Canada’s standards-setting and accreditation system	...		2		2	2	–	6
Funding proposed for the SCC to strengthen access to standards expertise and support Canadian firms’ participation in domestic and international markets.
Geo-mapping for energy and minerals (GeoNorth)*	...		6		10	10	9	34
Funding proposed for NRCan to renew the GeoNorth program, which generates and disseminates public geoscience data used to support land-use and infrastructure development decisions, exploration for geological and mineral resources, and environmental assessments in Canada’s North.
NRC IRAP Clean Technology renewal	...		65		107	126	–	298
Funding proposed for the NRC to renew the Industrial Research Assistance Program’s Clean Technology initiative, which supports Canadian small- and medium-sized enterprises to develop, demonstrate, and commercialise clean technologies.

Canada’s Investment Supercycle | 151

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	Total
Polar Knowledge Canada*	...	60	58	66	65	250
Less: Funds sourced from existing departmental resources	...	-37	-36	-36	-36	-145
Funding proposed for POLAR to support investments related to the Canadian High Arctic Research Station as well as enhancements to its Science and Technology program and related operations.
Supporting economic development in the North*	...	18	18	18	18	71
Funding proposed for CanNor to renew support for economic development projects in the North through Inclusive Diversification and Economic Advancement in the North (IDEANorth) and the Northern Indigenous Economic Opportunities Program.
Supporting the Canadian Infrastructure Council	...	2	–	–	–	2
Funding proposed for HICC to renew the Canadian Infrastructure Council, which publishes independent reports to help governments identify where infrastructure investment is most needed over the long term.
Chapter 1 - Net fiscal impact	2,033	11,037	12,845	11,691	14,412	52,018
Of which, capital investment:	2,029	10,388	12,070	10,794	13,227	48,507

¹ Kickstarting Canada’s Investment Supercycle with the Productivity Mega Deduction was announced on September 15, 2026.

Note:

i. An ellipsis (.... ) indicates no adjustments to existing funding levels (that is, no additional funding, or reduction in funding, is being proposed), or no funding implications (for example, a one-time event or a new program that begins in future years).

ii. A dash (-) indicates that consideration of a further extension will occur at a later time.

iii. A starred 0 (0*) indicates an amount of less than $0.5 million, which rounds to zero in this table.

iv. Measures that include funding classified as a capital investment are marked with an asterisk (*).

v. Numbers may not add due to rounding.

vi. A glossary of abbreviations used in this table can be found at the end of Annex 1.

152 | Chapter 1

Chapter 2

A more competitive and connected Canadian economy

COSCO
70

2.1  Building a stronger, more sovereign economy

2.2  Diversifying trade and deepening ties with reliable partners

2.3  Helping Canadians and their businesses navigate change

2.4  Building one Canadian economy

Chapter 2: A more competitive

and connected Canadian

economy

Focusing on what we can control

The world is in an era of great power rivalry, and the global economy is changing rapidly. Deep integration with the great powers was once a source of strength for middle powers like Canada. More recently, it has become a threat to our sovereignty.

Over the past two decades, a series of crises in finance, health, energy, and geopolitics has demonstrated the risks of increased global integration. Over the last few years, conflicts in Europe and the Middle East have underscored that vulnerability.

Canada cannot control global uncertainty. But Canada’s new government is focused on what we can control: our response.

A world that is changing rapidly is an opportunity if you have the right plan. Canada’s plan is simple. We are building our strength at home and diversifying our partnerships abroad to increase prosperity for all Canadians.

We are building a stronger, more connected, more competitive Canadian economy. One that is less reliant on a single trading partner and more resilient to global shocks. We are building at the speed and scale that this moment requires to ensure Canadians capitalise on this opportunity. As we do so, we are providing a boost to the Canadians who need one.

We are helping workers, businesses, and industries respond to the challenges created by trade disruptions. Budget 2026 moves major projects forward, strengthens supply chains, and supports businesses and workers affected by unjustified U.S. tariffs.

Canada’s new government is building a strong and confident Canada. One where Canadians chart their own course in a changing world.

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Taking action in Budget 2026

Budget 2026 advances our government’s plan to build the trade corridors, infrastructure, and market access to power Canada’s new era of economic growth. These measures include:

 Gettingmore major projects built faster and unlocking new investment across Canada.

 GivingCanadians more ways to invest in and benefit from the projects and companies shaping Canada’s future.

 Providingnew opportunities for Canadian businesses to compete in fast-growing markets around the world.

 Offeringstronger protection against unfair trade and better financing tools to help Canadian exporters compete abroad.

 Deliveringmore support for workers and businesses affected by tariffs, so they can adapt, invest, and grow.

 Removinginternal trade barriers so Canadian workers and businesses can take full advantage of our national market.

✓

These measures build on work already underway to create a more competitive and connected Canadian economy: The Major Projects Office is advancing 28 nation-building initiatives across the country, including 18 projects representing more than $194 billion in new investment and supporting an estimated 200,000 jobs per year during construction, and 10 transformative strategies designed to unlock broader regional and sectoral opportunities.

✓	Major projects will move forward faster under Bill C-39, the Building Canada Strong Act, through a “one project, one decision, one year” approach to federal approvals.

✓	The Canada Strong Fund—Canada’s first sovereign wealth fund—will give Canadians a direct stake in nation-building investments.

✓

Through 15 free trade agreements across 51 countries, Canadian businesses have preferential access to 1.5 billion consumers representing nearly two thirds of global gross domestic product (GDP), and we are on track to double that reach to more than 3 billion consumers worldwide, including with the Association of Southeast Asian Nations and India.

✓	Significant investments in trade infrastructure are reducing bottlenecks and helping Canadian goods reach new markets.

✓	The Productivity Mega Deduction is solidifying Canada’s position as the most tax-competitive jurisdiction in the G7 for new business investment.

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2.1 Building a stronger, more sovereign economy

Canada faces a pivotal moment, one that demands bold action. Our future will be shaped by the choices we make today—what we build, who owns it, and how Canadians benefit from it. Our waterways, critical minerals, vast energy reserves, and transportation corridors are a source of resilience. Canada’s ambition is catching up with our potential. A confident Canada is ready to build.

By getting major projects built, giving Canadians a direct stake in their success, and expanding opportunities for Indigenous ownership, we are building a stronger, more strategically autonomous country for all Canadians.

Moving major projects forward faster

For too long, nation-building infrastructure in Canada was bogged down in red tape, leaving enormous investments on the table. The path to approval was confusing and overlapping, and the onus was on the proponent to navigate the system.

In August 2025, Canada’s new government changed that by establishing the Major Projects Office to streamline and accelerate regulatory approval processes and help structure and coordinate project financing.

The Major Projects Office is working. Canada is working. Since September 2025, 28 nation-building initiatives have been referred to the Major Projects Office that position Canada for growth in broad sectors like electricity, nuclear energy, liquefied natural gas, critical minerals, and transportation infrastructure. The Office is doing this in full partnership with Indigenous Peoples, and while protecting the environment.

The 18 projects referred to the Major Projects Office have clear proponents and require federal coordination and support to succeed; collectively, these represent more than $194 billion in new investments, estimated to support 200,000 jobs per year during the construction phase. The 10 transformative strategies are early-stage initiatives that would strengthen Canada’s economy.

To advance these efforts, we introduced Bill C-39, the Building Canada Strong Act, in September 2026. It establishes a “one project, one decision, one year” approach to federal approvals. Consultations will be coordinated through a single federal process, reducing duplication and consultation fatigue while supporting more meaningful, rights-based dialogue. That is how we get projects built faster and strengthen Canada’s trade corridors and ports, supporting our workers in Canada’s federally regulated sectors.

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Our plan gives Canada one of the most streamlined and predictable major project approval processes among peer economies. It keeps us a country of high standards, one that is committed to consultation and upholding Indigenous rights. The new timelines do not change section 35 rights, the duty to consult, or treaty obligations. Faster decisions will come from better federal coordination and less duplication. Speed, certainty, and predictability are, themselves, competitive advantages. With these reforms, Canada can once again get big things built, for all Canadians.

The next steps in Budget 2026

Budget 2026 proposes to establish a major projects management entity to ensure approved projects can access the expertise and resources required to move quickly. This purpose-built organisation would have specialised technical and project development expertise to support certain projects, manage risks, and keep them on track.

Budget 2026 proposes to provide $187.4 million over five years, beginning in 2026-27, and $24.2 million in future years to launch and operate a major projects management entity and begin support for the Mackenzie Valley Highway and the Taltson Hydro Expansion project.

Our plan is working and delivering projects at generational speed. With the Major Projects Office and new measures in Budget 2026, we are creating a faster, more efficient, and more predictable system for building Canada Strong.

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Figure 2.1 – Building Canada now

One project, one decision, within one year under Canada’s Impact Assessment Act

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Figure 2.2 – Building Canada Strong Act (Bill C-39)

Proposed legislation introduced September 21, 2026 The proposed Act would strengthen Canada’s ability to build major projects, move goods, and support workers

Build Canada now

Faster project reviews and decisions

•

Target federal reviews and decisions within one year once a comprehensive application is submitted.

•

Advance a “one project, one decision, one year” approach to reduce duplication across federal reviews and permits.

•

Better coordinate assessments, permitting, and consultation through a lead federal assessor.

•

Clarify lead roles for the Impact Assessment Agency of Canada, the Canada Energy Regulator, and the Canadian Nuclear Safety Commission, depending on project type.

•

Establish a Crown Consultation Hub to help coordinate consultation with Indigenous Peoples.

•

Maintain environmental protections and uphold Indigenous rights.

Keep Canada moving

Trade corridors, ports, and transportation

•

Formally designate strategic trade corridors.

•

Create a Transportation Projects Office to coordinate federal approvals for priority transportation projects.

•

Remove bottlenecks and support more predictable federal processes for transportation projects.

•

Modernise port governance and transportation rules.

•

Reduce administrative burdens and expand digital trade processes.

•

Strengthen supply chains and help Canadian goods reach more markets efficiently.

Canada Strong for all

Worker protections and labour relations in federally regulated industries

•

Modernise the Canada Labour Code to support earlier bargaining, negotiated settlements, and dispute resolution while fully protecting the right to strike.

•

Update federal labour protections to reflect a changing economy.

•

Increase prevention activities, inspection capacity, and enforcement to improve workplace safety.

•

Add 26 Canada Industrial Relations Board staff to help reduce backlogs of complaints by workers against employers.

•

Strengthen enforcement against worker misclassification and wage theft.

Overall purpose

The Act is intended to provide greater speed, certainty, and predictability for major projects, strengthen trade infrastructure, and support workers while maintaining environmental protections and upholding Indigenous rights.

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Supporting major projects across the country

As we continue to move major projects forward faster, we are supporting projects at different stages of development. Projects referred to the Major Projects Office benefit from dedicated federal coordination and support. Those later listed as projects of national interest benefit from a streamlined federal approval process offering greater certainty and advancing them even faster.

For example, in October 2026, the Pacific Link and Roberts Bank Terminal 2 were listed as projects of national interest under the Building Canada Act.

Pacific Link and the Pathways Project

The government is taking a balanced approach to growing Canada’s energy sector while lowering its emissions. Pacific Link, a new pipeline to the West Coast, is now a project of national interest, while the Pathways Project would reduce emissions through large-scale carbon capture and storage infrastructure. Together, these projects would:

•

Expand market access, with Pacific Link providing capacity to transport one million barrels per day to the West Coast and expanding access to international markets for Canadian energy products.

•

Increase the value of Canada’s resources by enabling greater access to premium prices in growing Asian markets and helping to reduce the price discount on Canadian oil relative to U.S. oil.

•

Reduce emissions, with the Pathways Project and other emissions reduction commitments from the Oil Sands Alliance, achieving 16 million tonnes of emissions reductions per year.

•

Support investment and long-term economic growth, creating high-paying new jobs while lowering the emissions intensity of Canadian oil production.

On August 17, 2026, the Labrador Trough Clean Power, Critical Minerals and Infrastructure Corridor was referred to the Major Projects Office. This transformative strategy unlocks the Labrador Trough’s full economic potential, harnessing the region’s clean, hydroelectric power and high-purity iron ore while building the necessary transmission lines to realise the region’s true economic potential. The Major Projects Office will coordinate and structure federal financing, accelerate permitting requirements, and work with Indigenous Peoples, including the Innu people, to forge meaningful partnerships.

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Churchill Falls and the Labrador Trough Corridor

The Labrador Trough, stretching across Newfoundland and Labrador and Québec, is a world-class mining region with significant hydroelectric capability and high purity iron ore. To harness this strategic asset and create high-paying careers for Canadian workers, the government announced the referral of the Labrador Trough Clean Power, Critical Minerals and Infrastructure Corridor to the Major Projects Office. When complete, Labrador Trough will represent the largest clean investment in North American history. This development would:

•

Expand clean electricity generation, through the expansion of Churchill Falls and development of Gull Island, creating 14,000 megawatts of clean, renewable power and nearly tripling Churchill Falls’ current generating capacity;

•

Increase transmission capacity, through new transmission infrastructure to deliver electricity to the Labrador Trough;

•

Unlock mining and industrial development, by increasing clean power capacity in the region; and

•

Support low-carbon growth, by helping Canada produce the electricity needed to double its capacity by 2050 and increasing the supply of high-purity iron ore for low-carbon steel supply chains.

With Canada positioned to become the leading supplier of clean and conventional energy, both to ourselves and to the world, projects like Pacific Link and strategies like the Labrador Trough Clean Power, Critical Minerals and Infrastructure Corridor prove the benefits of the national, collaborative approach laid out in the Building Canada Act.

Since July 2026, the Major Projects Office has been assessing three additional potential projects of national interest alongside consultations with Indigenous communities and provincial and territorial governments (see Figures 2.3 – 2.7).

Among those three projects is the Mackenzie Valley Highway, which will create a new all-season economic corridor in the Northwest Territories connecting Wrigley to Inuvik. The Highway will provide year-round connectivity to nearly 2,000 residents in the three currently isolated communities of Norman Wells, Tulita, and Fort Good Hope and give the nearly 6,000 residents of the Beaufort Delta a 1,200 km shorter route to Yellowknife. The communities of Colville Lake and Deline will also benefit from shorter winter road construction and more reliable travel windows.

To unlock this economic corridor:

Budget 2026 proposes to fully fund the construction and certain maintenance costs of the Mackenzie Valley Highway.

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Projects listed or considered for listing under

the Building Canada Act

Pacific Link: Canada’s new West Coast oil pipeline Listed as a project of national interest under Schedule 1 of the Building Canada Act on October 1, 2026.

 Figure 2.3

Route is approximate. The corridor will in large part follow existing rights of way along the Trans Mountain pipeline system. Final route to be determined through collaboration with impacted stakeholders, and with input from Indigenous communities, landowners, and communities in British Columbia and Alberta.

Development: 1,250 km pipeline from Bruderheim, Alberta, to a deep-water port near Delta, British Columbia.

Capacity: The proposed pipeline would transport one million barrels per day of Canadian crude oil.

Economic impact: Will create up to 140,000 jobs across the country and generate over $20 billion in GDP per year.

Indigenous participation: Offer of a minimum of 10% ownership interest in the project and employment, training, contracting, and procurement opportunities.

Roberts Bank Terminal 2: expanding Canada’s Pacific trade gateway Listed as a project of national interest under Schedule 1 of the Building Canada Act on October 30, 2026.
Figure 2.4 Approximate location of the proposed three-berth marine container terminal at Roberts Bank, Delta, British Columbia.

Location: Delta, British Columbia

Port capacity: The proposed three-berth marine container terminal would add 2.4 million twenty-foot equivalent units of annual container capacity, increasing the Port of Vancouver’s container-handling capacity by approximately 50%.

Economic impact: Over $100 billion in annual trade capacity enabled, over $3 billion in projected annual GDP contribution, and over 17,000 projected ongoing supply-chain jobs.

Trade diversification: Will support Canada’s growth and trade diversification objectives, including doubling exports to non-U.S. markets by 2035.

Indigenous partnerships: 27 First Nations have signed Mutual Benefit Agreements with the Vancouver Fraser Port Authority.

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The Deep Geological Repository: Canada’s long-term solution for used nuclear fuel

Began consultations with Indigenous communities and the Government of Ontario in July 2026, as part of the process to assess its potential listing as a project of national interest under the Building Canada Act.

Figure 2.5

Sustainable: Will replace interim storage in facilities at reactor sites.

International best practice: Canada’s plan for the safe long-term management of used nuclear fuel is consistent with best practices adopted by other countries.

Safety: Canada’s plan will protect people and the environment for generations to come.

Funding: Funded by the owners of used nuclear fuel.

Mackenzie Valley Highway: connecting communities and protecting sovereignty Currently under consideration for listing as a project of national interest under the Building Canada Act.

Figure 2.6

Northern route approximate and being developed in consultation with Indigenous groups.

Resilient transportation system: Will replace seasonal ferries and winter roads, which are increasingly unreliable due to climate change. Will create a more resilient transportation system in the Mackenzie Valley and support cheaper road transport and community resupply.

The proposed ~800 km all-season gravel highway will extend from Wrigley to the Dempster Highway south of Inuvik, passing near Tulita, Norman Wells, and Fort Good Hope.

Connecting communities: Will connect the communities of Tulita, Norman Wells, and Fort Good Hope, and improve road access to Inuvik and other Beaufort Delta communities.

Economic development: Will improve affordability and lower the cost of living, create new employment, training, and contracting opportunities, and encourage resource exploration and development.

Indigenous participation: Will be designed and implemented with significant input from Indigenous governments in the Mackenzie Valley.

Canadian sovereignty and defence: Will improve connections between Yellowknife and Inuvik and support an expanding Canadian military presence in the North.

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Grays Bay Road and Port: unlocking Canada’s northern mineral corridor Currently under consideration for listing as a project of national interest under the Building Canada Act.
Figure 2.7 Route is approximate and subject to change after feasibility study and Nunavut Impact Review Board conclusions.

230 km road supporting a deep-water port and airstrip.

Moving Canada’s critical minerals to export markets.

Inuit owned and led resources company, developing the Kitikmeot for the benefit of the Kitikmeot Inuit.

Construction start: Targeted for late 2029.

In Nunavut, the project will support 572 jobs annually during construction and 239 during operations. Induced mining projects could result in a further 6,800 jobs during construction and 4,900 jobs annually once operational.

In addition to projects being considered for listing under the Building Canada Act, we are advancing a broader portfolio of nation-building projects through funding, coordination, and support from the Major Projects Office. A few of these projects are already well underway. These include:

•	LNG Canada Phase 2, Kitimat, British Columbia: In September 2026, LNG Canada began construction on the Phase 2 expansion of its site in Kitimat, which will double its production capacity to a total of 28 million tonnes of LNG per year. This project will provide employment opportunities in local communities, including around 6,000 direct construction jobs, and up to 240 operations jobs across the LNG plant and the Coastal GasLink pipeline.

•	Contrecoeur Terminal Container Project, Contrecoeur, Québec: In August 2026, the Montreal Port Authority announced the start of in-water construction work for the Contrecoeur Expansion Project, marking the beginning of a major new construction phase for the future container terminal. This will support up to 8,000 direct and indirect jobs during construction.

•	Red Chris Mine extension, northwestern British Columbia: In July 2026, we announced a federal contribution of $500 million to support the Red Chris Mine extension, which will increase Canada’s annual copper production by more than 15% while reducing greenhouse gas emissions by more than 70%. This project will employ roughly 1,500 workers during operation, with a peak of approximately 1,800 workers during construction.

•	Nouveau Monde Graphite’s Matawinie Mine: In May 2026, the Government of Canada and Nouveau Monde Graphite announced the start of construction on the Matawinie Mine in Saint-Michel-des-Saints, Québec, which will be the largest graphite mine in North America and in the G7. Together with the planned active anode material plant, this project will become a vital part of Canada’s first integrated graphite operation and bolster the emerging battery hub in Bécancour, Québec, employing over 1,000 people during construction.

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Figure 2.8 – Nation-building projects and transformative strategies referred to the Major Projects Office

British Columbia

1. Roberts Bank Terminal 2

2. Port of Vancouver Gateway Strategy

3. North Coast Transmission Line

4. LNG Canada Phase 2

5. Ksi Lisims LNG

6. Red Chris Mine Expansion

Yukon

7. Northwest Critical Conservation Corridor

Northwest Territories

8. Mackenzie Valley Highway

9. Arctic Economic and Security Corridor

10. Taltson Hydro Expansion

Alberta

11. Alberta High-Speed Rail

12. Pacific Link Pipeline

13. Pathways Plus

Nunavut

14. Grays Bay Road and Port

15. Iqaluit Nukkiksautiit Hydro Project

Saskatchewan

16. McIlvenna Bay Project

Manitoba

17. Port of Churchill Plus

Ontario

18. Deep Geological Repository

19. Canada Nickel’s Crawford Project

20. Darlington New Nuclear Project

Québec

21. Contrecoeur Container Terminal Project

22. Alto High-Speed Rail, Ontario-Québec Corridor

23. Nouveau Monde Graphite’s Matawinie Mine

Newfoundland and Labrador

24. Labrador Trough Clean Power, Critical Minerals and Infrastructure Corridor

New Brunswick

25. Northcliff Resources’ Sisson Mine

Atlantic Canada

26. Atlantic Energy Strategy

National

27. Transmission InterConnect Investment Strategy

28. Critical Minerals Strategy

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Supporting Indigenous ownership in Canada’s major projects

Building Canada Strong means building so that everyone participates, growth is shared, and prosperity reaches every region, every community, and every family. Ensuring that Indigenous communities can fully participate in, and benefit from, the major projects shaping Canada’s future is an important step toward economic reconciliation. Indigenous participation in major projects can create generational wealth and long-term prosperity, supporting stronger communities and a better quality of life for Indigenous Peoples.

The Darlington New Nuclear Project shows what this can look like in practice. Through a $715 million federal-provincial loan guarantee, seven Williams Treaties First Nations are investing in the project and will collectively acquire a significant minority interest in the project, giving them a direct stake in a world-leading Canadian nuclear technology project and the long-term economic opportunities it will create.

The Government of Canada has also begun discussions with eligible Indigenous groups in British Columbia and Alberta regarding the purchase of an ownership stake in the Trans Mountain Pipeline. The September 2026 offer to 128 Indigenous groups for a collective 15% ownership share in Trans Mountain Corporation marks an important milestone in fulfilling that commitment. The government also remains committed to pursuing a similar opportunity in relation to the Pacific Link project as it moves forward.

Through these initiatives, along with ongoing and expanded support under the Indigenous Loan Guarantee Program, we are working in partnership with Indigenous leadership to help address historical barriers that have limited access to economic opportunities for Indigenous Peoples.

Giving Canadians a stake in what we build

Through its plan to build Canada Strong, Canada’s new government is prioritising nation-building projects that create jobs, attract investment, strengthen economic sovereignty, and position Canada for long-term growth.

Canadians deserve a stake in this ambitious agenda. In the 2026 Spring Economic Update, we announced the Canada Strong Fund, Canada’s first national sovereign wealth fund. This Fund is a powerful new tool for supporting our economic sovereignty while building long-term national wealth for Canadians. Once running, the Canada Strong Fund will invest alongside private sector investors in strategic, nation-building Canadian companies and projects.

Canadians can also benefit directly from the Canada Strong Fund’s investments through the issuance of Canada Strong Notes, an investment product tied to the Fund’s performance. These notes will enable Canadians to share in the Fund’s returns, giving them a direct stake in the nation-building projects and companies in which the Fund invests.

Where projects or companies have received federal support, the Canada Strong Fund will typically have co-investment opportunities on terms equivalent to those

A more competitive and connected Canadian economy | 167

offered to private sector investors. The Fund will also have a mandate to selectively make strategic investments in high-potential projects and companies.

The government will provide an initial $25 billion over three years to seed the Fund, which will grow over time through reinvested returns and other assets that may be allocated to it. Operating at arm’s length and guided by a mandate to generate commercial returns, the Fund will help build a lasting pool of national wealth that supports Canada’s long-term prosperity.

Budget 2026 announces the government’s intention to bring forward legislation in the coming months to establish the Canada Strong Fund as an arm’s-length and standalone Crown corporation. In the interim period, the Canada Strong Fund will be incorporated as a wholly-owned subsidiary of the Canada Development Investment Corporation, with its own dedicated Board of Directors and Chief Executive Officer.

Independence and professional management will ensure the Fund makes long-term, financially sound investment decisions in the best interests of Canadians. This governance structure strengthens transparency, credibility, and long-term performance.

Canada Strong Notes

In 2027, the government intends to launch Canada Strong Notes, a retail investment product linked to the Canada Strong Fund that will give Canadians the opportunity to invest alongside the Fund and share directly in its returns.

Designed to be broadly accessible, the Notes will be available to purchase through participating financial institutions. Canada Strong Notes will be easy to purchase, hold, and redeem. The Notes will provide principal protection, safeguarding Canadians’ initial investment while allowing them to benefit from the Fund’s performance.

To execute its mandate, the Fund will develop a pipeline of investible opportunities through two main streams:

•	Under Stream 1: Co-investments, the Fund will work closely with federal entities providing support to projects or companies (e.g., a loan from the Canada Infrastructure Bank, a contribution agreement with the Strategic Response Fund). Though the pathways may look slightly different for each individual circumstance, the provision of federal support – through another federal financing vehicle or the Major Projects Office – would normally include an opportunity to make a minority co-investment on terms that mirror those of private sector participants.

•	Under Stream 2: Strategic Investments, the Fund will make selective investments on a commercial basis in high-potential projects and companies offering attractive long-term returns and supporting Canada’s economic strength and resilience.

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Stream 1 example: Major Projects Office project A hydroelectric generation and transmission project referred to the Major Projects Office has received a recommendation to be included on the project list. As part of the Major Projects Office process, it works with the project proponent to secure an opportunity for the Canada Strong Fund to participate in financing this project. The Fund determines that this opportunity meets its risk-adjusted return targets, and it offers structured financing to the proponent (e.g., a long-term loan that has the option to convert to equity) along the same terms as its principal investor. This structure allows the Fund to help finance a major project through an investment that converts to equity once the project enters into service. Stream 1 example: Canada Infrastructure Bank Loan The Canada Infrastructure Bank advances a concessional loan to enable road and power infrastructure to be built so a mining company developing a critical mineral project can reach a final investment decision. As part of the Bank’s financial offering, it provides an opportunity for the Fund to make an equity investment based on terms set by the lead investor. Stream 2 example: direct investment A Canadian agricultural technology company has developed a platform to provide technology-driven farm solutions. The company has a proven track record of commercial success and is looking to position itself as a global leader. The Canada Strong Fund would conduct its own due diligence and provide a direct investment into the company alongside a lead investor on commercial terms, taking an equity position in a financing round priced by the market. The Fund’s equity investment would help anchor and scale a Canadian company in a globally strategic and transformational technology. Stream 2 example: direct investment The government’s recent commitment to make an equity investment in Cohere provides an example of the type of investment that could be undertaken by the Fund once established. The government has committed to invest in Cohere’s Series E equity round on a commercial basis alongside private investors, taking a stake in a Canadian artificial intelligence company. This investment will help Cohere scale and compete globally, expand its computing infrastructure and Canadian workforce, and maintain its headquarters in Canada. Under a similar future scenario, the Fund would conduct its own due diligence and could invest alongside private sector investors on commercial terms, taking a minority equity position in a company. Such an investment could help anchor and scale a strategically important Canadian company while enabling Canadians to participate in the financial returns generated by its growth.

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2.2 Diversifying trade and deepening ties with reliable partners

In an increasingly complex world with shifting trade dynamics, Canada is well placed to succeed. Canada has established trade relationships around the world with preferential access to 1.5 billion consumers, and in the past year alone, we have signed more than 20 trade and security deals across five continents.

Canada’s new government is diversifying Canada’s trade to create certainty, security, and prosperity for Canadians. Exports to markets beyond the United States have now reached their highest share in four decades: a strong foundation from which to expand our global reach.

Budget 2026 builds on that advantage by strengthening supply chains and trade infrastructure, protecting Canadian industries from unfair trade practices, and giving exporters more tools to compete internationally.

Managing Canada’s trading relationship with the United States

For decades, Canada and the United States built one of the world’s most integrated economic relationships, one that supported predictable access to each other’s markets, major cross-border investment, and millions of jobs on both sides of the border. That relationship has fundamentally changed.

We have recognised that the United States is altering all of its trade relationships, putting tariffs on its closest allies and charging for access to its vast market. Canada and the United States will not return to our old relationship.

We have worked in that context to strike a fair deal that would provide the best access to the U.S. market and greater certainty to Canadian businesses and workers. Throughout, our goal has been to secure the best deal for Canadians, never a deal at any price or on any deadline.

When the United States asked too much and offered too little, we chose to walk away rather than compromise Canada’s sovereignty or put Canadian jobs at risk.

In the face of these unjust tariffs, we are stepping in to protect and support our businesses and workers. We have provided nearly $44 billion in tariff relief support to industries and workers across Canada through a suite of programs including the Regional Tariff Response Initiative, the Strategic Response Fund, and support through the Business Development Bank of Canada.

To protect Canadian interests and ensure our businesses compete on a level playing field, on September 8, 2026, Canada also announced proportional countermeasures on products targeted by the United States with rates matching U.S. tariffs. Other existing counter-tariffs against the United States, including on autos, remain in place.

Canada’s new government continues to believe that a mutually beneficial trade agreement is achievable. In seeking that path forward, our position is clear: any trade deal must respect Canada’s sovereignty and the right of Canadians to determine our own economic future.

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Opening new markets and strengthening reliable partnerships

Canada is a reliable global partner. We benefit from one of the most extensive networks of free trade agreements in the world, with preferential access to 1.5 billion consumers across 15 free trade agreements. This means Canada now has a market for our goods representing nearly two thirds of global GDP. But we recognise that long-term growth depends on reaching more customers in more markets. That is why we are working hard to further expand opportunities for Canadian exporters around the world.

The government is on track to double Canada’s market access and unlock preferential access to more than 3 billion consumers worldwide. To that end, it recently concluded trade agreements with Ecuador, Indonesia, and the United Arab Emirates, and is advancing efforts to complete new trade agreements in the coming months with the Association of Southeast Asian Nations, the Philippines, India and Mercosur countries (Argentina, Brazil, Paraguay, and Uruguay). The government has also recently begun free trade negotiations with Thailand and Türkiye.

Canada will also look to build on existing agreements, such as the Comprehensive and Progressive Agreement for Trans-Pacific Partnership and the Canada-European Union Comprehensive Economic and Trade Agreement. We are helping Canadian businesses take greater advantage of these agreements through trade missions, investment attraction efforts, and other initiatives to reach new customers.

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In recent months, Canada has launched negotiations on new tax treaties with Qatar and the Kingdom of Saudi Arabia, and negotiations to update and modernise its tax treaty with Australia. These agreements will strengthen Canada’s network of 93 tax treaties, reducing barriers to trade and investment with our key partners. Moving forward, the government will look to expand Canada’s network of tax treaties to ensure that Canada remains a competitive location for future investments by pension funds and sovereign wealth funds.

Canada-EU cooperation – Alliance for the Future

Canada and Europe are stronger together. As European Commission President Ursula von der Leyen said, “We share one ocean, one set of values, one way of seeing the world.” Deepening this partnership will help Canada and Europe secure greater strategic autonomy, build more resilient economies, and create substantial new opportunities for Canadians.

The government has worked to strengthen Canada-EU relations and find opportunities for closer cooperation. Since Canada’s new government was elected in spring 2025, Canada has become the first non-European participant in Security Action for Europe (SAFE), improving Canadian companies’ access to joint defence procurement supported by the EU’s €150 billion loan facility. We have also signed a Joint Declaration on Critical Minerals Collaboration to strengthen cooperation and multilateralism in support of more secure supply chains, bilateral investment and trade, and joint Canada-EU industrial competitiveness. These actions, alongside other agreements and negotiations, have laid the groundwork for this year’s Canada-EU summit.

At the Canada-EU summit in October 2026, the EU and Canada launched the Alliance for the Future — a new partnership of nations that will leverage the strategic capabilities of Canada, the EU, and a variable geometry of like-minded nations to address common issues, including strengthening our collective defence, giving us the deepest partnership possible short of accession. Additionally, Canada and the EU will work together in the coming months to make Canada the European Union’s first Associate Member, and will discuss the scope and scale of this form of membership.

At the Summit, Canada and the EU announced a series of measures to advance our strategic cooperation and deepen our partnership:

Create new opportunities for Canadians

•

More opportunities for Canadians to study, live, and work in Europe. Canada is launching negotiations to expand its participation in Erasmus+, Europe’s flagship student and skills exchange program.

•

Strengthen competition. Canada and the EU concluded negotiations on an updated Competition Cooperation Agreement, supporting fair competition, giving businesses a more level playing field, and helping protect consumers.

•

Faster payment systems. Canada and the EU will support connecting Canada and the EU’s instant payment systems to enable Canadians to send money to people and businesses in the EU seamlessly.

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Canada-EU cooperation – Alliance for the Future

•

More choice in banking and insurance. Canada and the EU will launch a Joint Working Group to explore opening their markets further to each other’s banks, insurers, and fintech companies.

Build more resilient economies

•

Increase LNG exports. Canada and the EU will examine market conditions, infrastructure requirements, and other factors to assess the viability of increased exports.

•

New ways to trade. Canada and the EU concluded negotiations on a landmark Digital Trade Agreement, reducing barriers, making our economic relations more resilient and future-ready, and reinforcing our cooperation. This agreement ensures that our trade relationship remains modern and reliable, and maintains strong safeguards for our peoples and their rights.

Secure greater strategic autonomy

•

Stronger critical minerals supply chains. Canada signed a new treaty framework with the European Investment Bank (EIB) to allow the EIB to invest in Canadian critical minerals projects that will provide the materials needed for defence and the energy transition. The government is also launching work to explore a raw materials stockpiling and investment framework to build more secure critical minerals supply chains.

•

More options for navigation services. By partnering with the EU’s Galileo program and the European Space Agency, Canada will strengthen positioning data and navigation services across Canada and the Arctic.

•

Connect Canada and Europe through secure digital infrastructure. We are taking the first steps toward a new transatlantic data cable that would give Canada and Europe a direct, secure route for rapid data exchange—reducing reliance on a single provider.

•

Increased production of Canadian-made waterbombers. Up to $2.5 billion in financing for Alberta-based De Havilland to dramatically increase waterbomber production capacity. This financing will help European partners and Canada fight wildfires and support thousands of jobs in Wheatland County, Alberta.

•

Better connection for responding to disasters. Canada and the EU will explore cooperation on IRIS², one of the world’s most advanced satellite systems. This satellite network will provide secure connectivity for governments, defence, and emergency services during crises.

The new Alliance for the Future is built for people—Canadian and European. It helps students looking to study abroad, researchers collaborating to push the boundaries of what is possible, and entrepreneurs looking to reach new markets. Together, Canada and Europe are building a better, closer, more resilient future for our peoples, and we will continue to build ever-closer ties.

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Modernising trade systems

Canada’s economy grows and competes when businesses can reliably get their goods and services to customers and when workers have access to good, high-paying jobs and opportunities. Recent consultations with industry, Indigenous partners, workers, and employers highlighted the importance of reliable supply chains, efficient trade corridors, and a modern labour relations framework: one that supports both economic resilience and workers’ rights.

To support investments in trade-enabling infrastructure and deliver on commitments made under the Trade Infrastructure Strategy announced in Budget 2025, the government launched the $5 billion Trade Diversification Corridors Fund and the $1 billion Arctic Infrastructure Fund. By reducing bottlenecks along key trade corridors, these investments will support more resilient supply chains, facilitate trade, and enhance competitiveness.

As outlined in Section 2.1, Bill C-39, the Building Canada Strong Act, will also strengthen trade corridors and transportation networks, help prevent disruptions to critical infrastructure, and support workers in federally regulated sectors.

Modernising trade infrastructure extends beyond just building new ports, roads, and railways. It also means modernising the digital systems that vitally support trade and keep goods moving efficiently through supply chains. These systems allow businesses to exchange documents electronically, track shipments in real time, meet customs requirements, and arrange financing and insurance. Canada has made important progress in moving away from paper-based documentation, but we continue to lag many of our trading partners in using digital tools to move goods. To close this gap:

Budget 2026 proposes to provide $55.3 million over two years on a cash basis, starting in 2026-27, to Transport Canada to advance digital trade processes. This funding would bring government and industry together to guide the work, update legislation and regulations, test new digital tools, and help businesses adopt them for a more competitive and productive trading environment.

The threats posed by unfairly traded imports also risk harming our industries and workers. To protect Canadians, our trade remedy system allows duties to be imposed on unfairly priced or subsidised goods that are sold here in Canada. In 2025, these duties applied to approximately $3.3 billion in imports across industries employing more than 43,000 Canadians. As global trade patterns continue to shift, Canada needs a trade remedy system that can respond effectively to emerging unfair competition. To strengthen Canada’s ability to respond to unfair trade:

Budget 2026 announces the government’s intention to launch public consultations on potential legislative and regulatory changes to strengthen this system and make it more efficient.

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Enhancing Canada’s trade finance toolkit

In the face of shifting global trade and uncertainty, the government is helping Canadian businesses reach new markets and reduce their reliance on any single trading partner. We are deploying federal financing tools to help businesses expand internationally, unlock new opportunities, and overcome barriers to growth.

One of these important tools is the Canada Account—a financing mechanism administered by Export Development Canada that supports high-impact projects and export transactions in our national interest. To ensure that the Canada Account continues to meet the needs of Canadian businesses:

Budget 2026 proposes to introduce legislative amendments to increase the Canada Account limit and modernise its governance framework, providing greater flexibility to streamline approvals and support strategic, high-value transactions.

Another tool is the Canadian Commercial Corporation (CCC), which helps Canadian businesses sell their goods and services to international government buyers, creating more export opportunities across our economy. To better support Canadian exporters:

Budget 2026 announces the government’s intention to amend the Canadian Commercial Corporation Act, Export Development Act, and Financial Administration Act to make the CCC a subsidiary of Export Development Canada. This will better bring together two organisations dedicated to supporting Canadian exporters and allow for better alignment with federal priorities.

These changes will ensure Canadian businesses have the financing and trade support they need to pursue opportunities abroad and grow in new markets.

2.3 Helping Canadians and their businesses navigate change

Tariffs and trade disruptions are creating new challenges for Canadian workers, businesses, and industries. From small businesses facing rising costs to workers worried about job losses and plant closures, Canadians across the country are feeling the effects of a rapidly changing global economy. But the government has a plan and is here to help.

We are responding with targeted support for workers, businesses, and sectors affected by damaging tariffs to help workers access income and training supports, help businesses invest and grow, and support key sectors as they adapt to changing global markets.

Budget 2026 builds on these efforts, helping small businesses and key sectors navigate immediate pressures while strengthening their ability to adapt, diversify, grow, and compete over the long term. That is how we can help Canadians navigate this period of profound change and come out of it with a stronger, more diversified, and more competitive economy.

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Supporting Canadian workers and businesses

Historically, economic integration with great powers was a source of Canada’s strength. More recently, it became a vulnerability, with tariffs being used as a tool of economic leverage. That is why we are building a stronger, more competitive Canadian economy at home and diversifying our partnerships abroad. We are reducing our reliance on one partner, and ensuring Canadian businesses can be more resilient in the face of global shocks.

In Canada, we take care of each other. In times of crisis, we leave no one behind. That is why we are taking action to help Canadian workers and businesses withstand these pressures and emerge stronger. Workers affected by trade disruptions can access income and training supports to help them through difficult periods and prepare for new opportunities. Businesses of all sizes can get support to modernise their operations, improve their productivity, and access new markets.

For companies that must import products from the United States, the government continues to provide a path to tariff relief through the United States Surtax Remission Order (2025).

Many businesses can qualify for relief automatically, without submitting an individual request. This includes:

•	goods used by identified public health, public safety, and national security entities

•	steel goods used in auto and aerospace manufacturing

•	non-steel goods used in Canadian manufacturing, processing, food and beverage packaging, and agricultural production

Relief is also available to any importer of more than 500 products that have been determined not to be produced in Canada.

Companies not covered by this existing relief can apply to the Department of Finance Canada for individual remission. We continue to prioritise these requests and are dedicating additional resources to respond to heightened demand.

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Figure 2.10 – The Government of Canada has announced almost $44 billion in support for workers and businesses affected by tariffs since March 2025

Supporting workers	Ensuring access to financing	Equipping companies for growth and diversification

$10 billion to help deliver reskilling and income support package for workers impacted by trade disruptions, including training and employment assistance, Workforce Alliances, and enhanced Employment Insurance supports.

	$12.9 billion to ensure access to liquidity and financing for businesses of all sizes through the Large Enterprise Tariff Loan Facility, the Business Development Bank of Canada’s Pivot to Grow program, and temporary deferrals of corporate income tax and GST/HST remittances. This includes $1 billion in new lending made available by Farm Credit Canada.	$20.6 billion to support firms affected by tariffs to pivot, grow, diversify markets, and maintain industrial capacity through the Strategic Response Fund, Regional Tariff Response Initiative, and other programming that provides targeted support to strategic sectors such as Forestry, Automotive, Metals, Mining, and Agriculture.
Enhanced Employment Insurance supports have benefited over 2.8 million workers and averted an estimated 30,000 layoffs.

Since the Spring Economic Update 2026, $16.6 billion of support has been announced for workers and businesses. In addition to targeted support for food security, forestry, and metals, this includes:

•	An additional $6.1 billion to protect Ontario’s steel industry, fortify its automotive industry, and build out Ontario’s critical minerals supply chain, including in the Ring of Fire.

•	An additional $1.5 billion through the Regional Tariff Response Initiative to provide cash and working capital to small- and medium-sized businesses, helping them maintain Canadian operations and retain employees in the face of tariffs.

•	A new $500 million financing stream under the Business Development Bank of Canada (BDC)’s Pivot to Grow program to help businesses manage immediate cash-flow pressures.

•	Broader access to the BDC’s tariff-related programs by lowering the minimum revenue requirement to $1 million, allowing more businesses to qualify for support.

•	An additional $2 billion investment through the new Canada Strong Diversification Fund to help tariff-affected businesses move forward with shovel-ready projects, including those that will help repair, replace, or restore existing equipment and buildings.

•	A new $3.5 billion package of Rapid Response Supports for Workers and Employers to help Canadians affected by tariffs. These include help to access income support through more flexible Employment Insurance rules and

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extended benefits for eligible workers, as well as improvements to JobBank.gc.ca, which helps workers find new opportunities. Employers can also access support through the new Workforce Retention and Retraining Program to help keep workers on the job and provide training during difficult periods.

•	New flexibilities for the Large Enterprise Tariff Loan Facility, administered by the Canada Enterprise Emergency Funding Corporation, including increasing the amount of support available to firms and the maximum term of loans.

Supporting small- and medium-sized businesses through trade disruptions

Small- and medium-sized businesses are the backbone of Canada’s economy. In every region and in every town of our country, they create jobs, support local economies, and make our communities good places to live. Today, faced with disruptive and unjustified tariffs, many small- and medium-sized businesses are fighting to protect jobs, maintain operations, and stay in business.

The government has responded to these challenges by making its programs more accessible and responsive to the needs of small- and medium-sized businesses. This includes simplifying the application process for the Business Development Bank of Canada (BDC)’s Pivot to Grow program, which has provided approximately $250 million in financing support through nearly 200 business loans to date, and lowering the minimum annual revenue requirement for BDC’s direct tariff-related programs to $1 million so that more small businesses can access it.

To help businesses cover payroll costs and defend Canadian jobs, industries, and supply chains, we have also enhanced the Regional Tariff Response Initiative (RTRI), delivered by Canada’s regional development agencies.

The RTRI provides two main forms of support. First, it supports investments that help businesses improve productivity and competitiveness, and reduce exposure to future trade disruptions, making them better equipped to succeed in a changing economy. Second, businesses can also use the RTRI to access liquidity assistance—financing to help maintain operations and keep workers on the job while they respond to trade disruptions and plan for the future.

Since fall 2025, the RTRI has supported nearly $1.2 billion in investments for approximately 1,200 businesses, helping leverage an additional $2 billion from private and partner investments and supporting almost 25,000 jobs across Canada. Investments have been targeted to sectors most impacted by tariffs, including the steel and automotive industries. For example, regional development agencies have exceeded their targets for the steel and automotive sectors, investing more than $340 million in steel and almost $170 million in automotive, compared with targets of $150 million and $100 million, respectively.

Building on this momentum, investments in the RTRI have reached nearly $3.5 billion. This includes additional support for sectors most affected by trade disruptions, including forestry, steel, copper, and aluminum, as well as sectors that help strengthen Canada’s food security.

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Figure 2.11 – Highlights from the Regional Tariff Response Initiative

Regional Tariff Response Initiative: project examples

1. Yukon

Cobalt Construction

Invest in 3D grade control to improve productivity, reduce training time, and improve safety

RTRI: $389,285

2. Nunavut

Nunavut Fisheries Association Research, identify, and evaluate new opportunities for northern Canadian seafood exports

RTRI: $933,586

3. British Columbia

COTA Aviation Ltd

Expand aerospace and defence manufacturing capacity

RTRI: $1,000,000

4. Alberta

RAM Elevators & Lifts Modernise manufacturing base, expand dealer networks, and strengthen Canadian supply chains

RTRI: $1,000,000

5. Saskatchewan

Saskatchewan Trade and Export Partnership

Help Prairie small- and medium-sized businesses access new domestic and international markets RTRI: $5,100,000

6. Manitoba

Premium Products Inc. Expand value-added flax processing in Manitoba and strengthen export readiness RTRI: $516,000

7. Northern Ontario

Pilot Diamond Ltd. Advance manufacturing technologies to support mineral exploration and mining RTRI: $969,000

8. Southern Ontario

Kumi Canada Corporation Invest in automotive parts manufacturer specialising in plastic injection-molded interior components to adopt new advanced technologies to modernise operations

RTRI: $9,375,000

9. Québec

Fjordal Aluminium Inc. Aluminum manufacturing productivity improvements and expanded production capacity

RTRI: $1,000,000

10. New Brunswick

Ocean Steel & Construction Ltd.

Invest in automation and advanced fabrication technologies

RTRI: $750,000

11. Nova Scotia

Tri-Star Industries Ltd. Manufacturing modernisation and digital technology adoption RTRI: $375,000

12. Prince Edward Island

P.E.I. Mussel King Inc.

Acquire automated equipment RTRI:

$363,250

13. Newfoundland and Labrador

Green Seafoods Ltd.

Product diversification and processing upgrades

RTRI: $237,500

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Delivering more responsive regional support for businesses

Canada’s regional development agencies are an important channel for supporting businesses and communities facing unique regional economic circumstances. They provide targeted support that protects jobs, strengthens local industries, and helps businesses respond to economic and trade-related disruptions. However, existing program parameters can limit the ability of regional development agencies to respond to the specific needs of businesses, including smaller firms. Greater flexibility would allow regional development programming to better respond to local economic conditions and emerging pressures.

Budget 2026 announces that the government will be providing flexibility for regional development agencies to tailor support to smaller businesses and organisations across Canada, while maintaining appropriate fiscal oversight and accountability.

Supporting a more competitive wine sector

From grape growing and wine making to retail sales and tourism, Canada’s wine sector supports Canadian careers and growing businesses in rural communities across Canada, from Niagara to the Okanagan Valley, and from the Eastern Townships to the Annapolis Valley. The sector is facing serious headwinds, including rising costs, labour shortages, tariffs, and severe weather events.

Originally launched in July 2022, the Wine Sector Support Program provides financial support to licensed Canadian wineries to help them adapt to these challenges and remain competitive. To further strengthen Canada’s wine sector:

Budget 2026 proposes to provide $176.9 million over three years, starting in 2027-28, to Agriculture and Agri-Food Canada to renew the Wine Sector Support Program.

  2.4 Building one Canadian economy

Canada is stronger when Canadians can buy, sell, and work anywhere in the country. Removing barriers between provinces and territories can create new opportunities for workers and businesses, strengthen domestic supply chains, and help Canada make the most of our own market.

Faced with outside threats to our economy and to our sovereignty, Canadians from all over the country have stood together. We are choosing to buy Canadian steel, lumber, and alcohol, and we are choosing Canadian services. Yet different skill recognition frameworks, regulatory barriers, and other internal barriers prevent Canada from acting as one Canadian economy.

The Atlantic Economic Panel’s recent blueprint, Bolder Ambitions: Greater Prosperity for All, highlights the benefits of greater cooperation among the four Atlantic provinces, including by working together as one economic region to achieve greater scale, unlock investment, and drive growth. These priorities reflect a broader imperative to strengthen economic integration and build a stronger Canadian economy. Budget 2026 advances initiatives in key areas highlighted by

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the Panel, including accelerating major project development, strengthening electricity infrastructure, developing Canada’s natural resources, and building the skilled workforce needed to support growth.

The International Monetary Fund estimates that eliminating internal trade barriers could increase Canada’s GDP by as much as 7%, or up to $210 billion annually. That is why the government is making it easier for Canadian businesses to reach customers from coast to coast to coast, and in turn, easier for Canadians to be our own best customers. We are creating a more united Canada by:

•	Continuing to work with provinces and territories to make it easier for service providers and businesses licensed or certified in one jurisdiction to operate in another.

•	Making it easier for Canadian workers to take their skills anywhere in the country by introducing a new 30-day service standard for credential recognition and the development of digital credential verification tools for skilled trades.

•	Supporting more than 2,000 businesses through 30 domestic trade missions and market-development initiatives, helping them find new customers and opportunities across Canada.

•	Advancing practical reforms to remove internal trade barriers in various sectors:

o	Aligning approval processes for new building materials and prefabricated homes, helping manufacturers and builders use modern construction methods across the country.

o	Making it easier for construction workers to work anywhere in Canada by recognising key health and safety training requirements, reducing the need to repeat comparable training.

o

Helping Canadian food producers reach new customers across the country by providing tailored support to provincially licensed businesses seeking the federal licence required to sell food across provincial and territorial borders.

o	Giving Canadians greater access to Canadian wine, beer, and spirits through direct-to-consumer alcohol sales in participating provinces and territories.

Governments across Canada have also signed the Canadian Mutual Recognition Agreement on the Sale of Goods, making it easier for businesses to sell products across provincial and territorial borders. Building on this momentum, first ministers have agreed to work toward an agreement in principle on the model mutual recognition legislation. In practice, this means that governments would adopt common rules so that if a product can be sold, a service can be provided, or a worker is qualified in one province or territory, the same can be done in another province or territory by default. This provides clearer and more predictable rules for businesses and workers to access markets and job opportunities across Canada.

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Making internal trade work for Canadian businesses

Internal trade barriers are not abstract. They can prevent a local business from serving nearby customers or make it harder for a growing company to find customers and suppliers elsewhere in Canada. In Lloydminster, straddling the Alberta–Saskatchewan border, a retailer on the Alberta side previously could not sell prepared foods such as sandwiches to a store only metres away on the Saskatchewan side without a federal food licence. Changes to the Safe Food for Canadians Regulations now allow provincially regulated food businesses to trade across Lloydminster, a reform that a survey found could benefit nine out of 10 local food businesses such as food processors, distributors, and those participating in farmers’ markets.

The Domestic Trade Commissioners Network is also supporting internal trade by helping Canadian businesses look across provincial and territorial borders for their next opportunities to grow. For example, with support from PrairiesCan and its regional partners, Prairie businesses have joined targeted missions across Canada, from connecting with major defence contractors and shipbuilders in Halifax, to exploring export diversification opportunities through the Port of Churchill, to meeting new customers and suppliers at major agricultural events. These connections are helping businesses tap into opportunities across Canada and grow in the Canadian market.

A more integrated economy requires capital to move efficiently across Canada. Canada’s capital markets are strong, yet securities regulation remains fragmented across 13 provincial and territorial jurisdictions. This creates unnecessary costs, duplication, and uncertainty for outside investors. Ontario’s planned participation in Canada’s national securities regulatory passport system is an important step toward a more integrated national capital market, making it easier for businesses to raise capital across Canada and reach a broader base of investors.

Removing internal trade barriers is only part of the solution. The government is also investing in the conditions needed for businesses and workers to take full advantage of a more integrated national market. Through support for tariff-affected sectors, investments in skills and labour mobility, actions to accelerate nation-building projects, and strategic procurements under the Buy Canadian Policy to strengthen Canadian industrial capacity, the government is helping businesses expand production and build scale across Canada.

Together, these measures will strengthen domestic supply chains, boost productivity, and ensure Canadians can benefit from the opportunities created by building one Canadian economy.

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Spotlight on gender and diversity impacts

Budget 2026 strengthens Canada’s competitiveness by making trade easier for Canadian businesses by:

•

Laying the groundwork for broader use of digital trade processes by bringing government and industry together to guide implementation, updating legislation and regulations, testing new digital tools, and supporting their adoption. These efforts will help make cross-border trade simpler and more efficient for importers and exporters, customs brokers, transportation and logistics providers, and financial institutions, while helping Canadian businesses reach new markets.

Further information on the expected gender and diversity impacts of Budget 2026 measures across a range of population groups is provided in Annex 4.

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A more competitive and connected Canadian economy

millions of dollars

	2026- 2027	2027- 2028	2028- 2029		2029- 2030		2030- 2031		Total
2.1 Building a stronger, more sovereign economy	56	363	734		1,074		1,061		3,287
Moving major projects forward faster — Major Projects Management Entity	18	44	47		48		30		187
Supporting major projects across the country – Mackenzie Valley Highway*	38	319	687		1,026		1,030		3,100
2.2 Diversifying trade and deepening ties with reliable partners	7	38	2		2		2		51
Modernising trade systems – Digital trade*	8	41	2		2		2		55
Less: Funds sourced from existing departmental resources	–1	–3	0		0		0		–4
2.3 Helping Canadians and their businesses navigate change	2,178	4,422	1,820		1,886		1,194		11,501
Supporting Canadian workers and businesses 1, 2,*	2,178	4,413	1,812		1,877		1,194		11,474
Less: Funds sourced from existing departmental resources	...	–50	–50		– 50		0		– 150
Supporting a more competitive wine sector	...	59	59		59		–		177
Additional investments – A more competitive and connected Canadian economy	43	83	6		6		6		143
Major Projects Office resources*	43	78	0	*	0	*	0	*	121
Funding proposed for PCO for the Major Projects Office to support work on projects listed and considered for listing under the Building Canada Act, including consultation with Indigenous Peoples and regulatory work.

Strengthening supply chain data and analysis	...	5	5		6		6		22
Funding proposed for TC to renew supply chain data and analysis used to identify bottlenecks, monitor disruptions, and inform decisions on trade diversification and economic security.

Chapter 2 - Net fiscal impact	2,284	4,906	2,562		2,968		2,263		14,983
Of which, capital investment:	328	1,520	1,799		2,845		2,182		8,674

[1] Supporting Canadian workers and businesses captures measures that were previously announced on May 4, 2026; June 3, 2026; August 25, 2026; and October 21, 2026. This includes broad-based support for workers and businesses and targeted support announced for steel, aluminum, automotive, copper, forestry, mining, and critical minerals sectors.

[2] This measure includes Employment Insurance (EI) expenditures which will be sourced from the fiscal framework, charged to the EI Operating Account, and ultimately recovered through future EI premiums. EI premiums will be set according to the seven-year break-even mechanism in order to recover these costs.

Note:

i. An ellipsis (...) indicates no adjustments to existing funding levels (that is, no additional funding, or reduction in funding, is being proposed), or no funding implications (for example, a one-time event or a new program that begins in future years).

ii. A dash (-) indicates that consideration of a further extension will occur at a later time.

iii. A starred 0 (0*) indicates an amount of less than $0.5 million, which rounds to zero in this table.

iv. Measures that include funding classified as a capital investment are marked with an asterisk (*).

v. Numbers may not add due to rounding.

vi. A glossary of abbreviations used in this table can be found at the end of Annex 1.

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3.1 Delivering a boost today 3.2 Providing a bridge to tomorrow 3.3 Supporting a healthy and secure future 3.4 Growing our skilled workforce to build Canada Strong

Chapter 3:

A more affordable life

Canada’s new government recognises the cost-of-living pressures facing Canadians. Since taking office, we have made meaningful progress in improving affordability, but many continue to face financial challenges. From rent and groceries to transportation and energy costs, the higher cost of living can make it challenging to make ends meet, plan for the future, and build financial security. And for those who are unhoused to begin with, getting into a safe, warm home can seem out of reach.

In response to these challenges, we are focused on providing Canadians with a boost today and a bridge to a better tomorrow. This means providing immediate help to ease the pressure on household budgets while also building a stronger, more independent, and prosperous economy for all Canadians well into the future.

In a country where we are masters of our destiny, we must be able to live, work, and build our lives as we see fit. It must be one where our workers, caregivers, children, and seniors have access to better opportunities and greater financial security in the years ahead. And it must be one where we never accept that some challenges are too great to overcome. That is why we are taking bold action to deliver a more affordable life for Canadians. Taken together, the measures in Budget 2026 and additional support through the Canada Groceries and Essentials Benefit could lift hundreds of thousands of people out of poverty in 2027.

Figure 3.1 – Putting more money back in Canadians’ pockets

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The work to create a more affordable life begins with lowering costs on everyday essentials like food, energy, fuel, and child care. It continues with investments to support Canadians transitioning out of homelessness and build more affordable homes for all, while helping Canadians access essential care, new careers, affordable financing, and the tax credits they have earned.

Taking action in Budget 2026

Budget 2026 takes action to make life more affordable and build a stronger Canada for the future. Key measures include:

   Making life more affordable for Canadians with low and modest incomes through the 2027 Canada Groceries and Essentials Benefit Supplement and new investments in Nutrition North Canada.

   Strengthening support for workers through the Build Canada Workers Benefit to keep more money in their pockets.

   Providing more support to low-income caregivers by making the Canada Caregiver Credit fully refundable.

   Putting Canada on a path to end homelessness in 10 years, in collaboration with provinces and territories.

   Boosting the capital of Build Canada Homes to supercharge the construction of affordable and non-market housing.

   Making mortgages more flexible for Canadians and homeownership more attainable.

   Supporting efforts to recruit, train, and hire the next generation of Canada’s workers.

   Making health care more accessible, including mental health, addictions, and caregiver supports.

   Strengthening consumer protections and helping Canadians access more affordable financial services.

These measures build on the ambitious affordability agenda we are already implementing to reduce costs for Canadians and drive greater prosperity:

✓	Nearly 22 million Canadians are keeping more of what they earn, with the middle-class tax cut saving a two-income family up to $840 this year.

✓	First-time home buyers are saving up to $50,000 through the removal or reduction of the Goods and Services Tax (GST) on new homes.

✓	Across most provinces and territories, the removal of the consumer carbon price is driving gas prices down by about 18 cents per litre.

✓	Canadians are saving up to 10 cents per litre on gasoline, and up to 4 cents per litre on diesel, through the temporary suspension of the federal fuel excise tax.

✓

More than 12 million Canadians are receiving hundreds of dollars of additional support through the Canada Groceries and Essentials Benefit, helping them afford healthy food and other everyday necessities.

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✓	More than 900,000 children now have access to affordable early learning and child care, helping families save on one of their largest household expenses.

✓	400,000 more children are receiving nutritious meals through the National School Food Program—lowering overall grocery costs for participating families.

✓	Canadians are paying less in banking fees, with new rules that cap non-sufficient fund fees at $10 and strengthen consumer protections.

✓	Canadians universally have access to enhanced low-cost and no-cost bank accounts now offering up to 50% more debit transactions for no more than $4 per month.

✓	Automatic federal benefits and pre-filled returns will help up to 5.5 million low-income Canadians access more financial supports, ensuring that help reaches those who need it most.

✓

175,000 young Canadians have more opportunities to earn money and save for the future through programs like Canada Summer Jobs, the Youth Employment and Skills Strategy, and the Student Work Placement Program.

✓	80,000 additional jobs annually supported over the long term through the Productivity Mega Deduction.

3.1 Delivering a boost today

In a more uncertain world, too many Canadians are feeling the pressure of rising costs. That is why Budget 2026 includes concrete measures that address the immediate needs of Canadians and makes investments to build a stronger Canadian economy. By reducing energy and fuel costs, ensuring that child care is more affordable and accessible, lowering food and grocery bills, and strengthening support for workers earning low wages and low-income caregivers, we are giving Canadians the boost they need today.

Providing more help with groceries and everyday essentials

Building a stronger economy will deliver lasting benefits for Canadians, but those gains will take time. Right now, many families are still feeling the pressure of high grocery bills and other everyday costs.

To provide more support now, we introduced the Canada Groceries and Essentials Benefit. This benefit provides quarterly support to more than 12 million individuals and families with low or modest incomes, and is indexed annually to keep pace with the cost of living. Introduced in January 2026 to help offset higher food costs, this benefit has continued to provide additional relief, with a one-time 50% top-up in June 2026 and a 25% increase in the benefit for five years beginning in July 2026. To provide more help with the cost of groceries and other essentials:

Budget 2026 proposes to enhance this benefit again through the 2027 Canada Groceries and Essentials Benefit Supplement, which would provide a one-time 50% increase for the 2026-27 benefit year, delivered in early 2027.

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The Supplement would provide up to $339 for a single person without children and up to $679 for a couple with two children. Combined with the June 2026 top-up and the 25% increase in the benefit as of July 2026, this supplement would bring total support in 2026-27 to up to about $1,290 for a single person without children and $2,570 for a couple with two children. It would provide $4.1 billion in additional support to Canadians and is expected to lift an additional 120,000 people out of poverty in 2027.

Budget 2026 also expands and stabilises funding for Nutrition North Canada and associated initiatives, which help lower the cost of imported foods and support local food harvesting and distribution initiatives in remote northern communities.

Budget 2026 proposes to provide $610.3 million over four years, starting in 2027-28, $118.1 million in 2031-32, and $117 million ongoing to ensure that Nutrition North Canada can maintain and enhance these essential supports.

Figure 3.2 – 2027 Canada Groceries and

Essentials Benefit Supplement

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Strengthening support for workers earning low wages

Working should give people a real chance to build a good life and get ahead, but for many Canadians earning lower wages, everyday costs can still put that goal out of reach. The Canada Workers Benefit provides a refundable tax credit to supplement the earnings of about 3 million low- and modest-income workers each year. This helps them work and contribute to Canada’s economy while giving them the boost they need to keep enough money in their pockets.

However, the existing minimum earnings threshold of $3,000 per year means some people with very low earnings do not qualify, despite being workers. Recipients also automatically receive part of the following year’s benefit in advance, based on their entitlement from the previous year. This means when their circumstances change, some may receive advance payments that exceed the support they ultimately qualify for.

To better target the benefit to workers who need help most:

Budget 2026 proposes to introduce the Build Canada Workers Benefit, building on and enhancing the existing Canada Workers Benefit. The new benefit would lower the minimum earnings threshold from $3,000 to $500, and from $1,150 to $200 for the disability supplement. It would also increase the maximum benefit to $1,859 for single individuals without children and $3,143 for families, up from $1,709 and $2,943 respectively under the existing benefit.

These enhancements would increase benefits for about 1.9 million low-income workers, including 180,000 new recipients, starting with the 2027 taxation year. Workers with the lowest earnings could receive up to $675 more, or nearly $1,000 more for those eligible for the disability supplement. Taken together, the Build Canada Workers Benefit would lift an estimated 240,000 people out of poverty and help make work pay for more Canadians.

To better target support to workers based on their current circumstances:

Budget 2026 also proposes to reduce advance payments by half for the 2027 taxation year, beginning in July 2027, and eliminate advance payments starting with the 2028 taxation year. Workers who are entitled to the Build Canada Workers Benefit would instead receive their full entitlement after filing their tax return for the year.

Making the Canada Caregiver Credit refundable

As Canadians, we take care of each other when help is needed. Caregivers, both paid and unpaid, provide essential support to Canadians with health conditions. More than half of Canadian women are caregivers, with about one quarter of women providing unpaid care to adults with long-term medical conditions or disabilities. These caregivers help family, friends, and people in need remain in their homes and communities.

However, many caregivers have incomes too low to pay tax and therefore do not fully benefit from the existing Canada Caregiver Credit. Making the credit

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refundable would extend meaningful support to more caregivers and protect and recognise the crucial role they play in keeping our communities and families together and safe. That is why Budget 2026 proposes to:

Make the Canada Caregiver Credit fully refundable, providing $845 million in additional support over four years, starting in 2027-28, and $245 million per year ongoing. 585,000 caregivers would receive support, including 180,000 who currently receive no benefit. Caregivers would receive up to $1,260 annually (for 2027, indexed thereafter). Making the credit refundable would lift an estimated additional 15,000 individuals out of poverty.

Figure 3.3 – Making the Canada Caregiver Credit refundable

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Lowering costs for Canadians at the pump

Global conflict and ongoing supply disruptions in the Middle East are driving up fuel prices around the world. To help Canadians and businesses manage the rising costs of fuel, we temporarily suspended the federal fuel excise tax on gasoline, diesel fuel, and aviation fuels, effective April 20, 2026.

This suspension reduced Canadians’ bills at the pump by up to 10 cents per litre on regular gasoline and up to 4 cents on diesel.

In September 2026, we announced that this temporary tax relief would be extended until the end of January 2027. Fuel excise tax rates will then be restored to 50% of their pre-suspension levels until the end of March 2027, before returning to their standard rates on April 1, 2027. This is a responsible measure that addresses a root cause of affordability challenges for Canadians now—the cost of transportation—while balancing fiscal prudence.

Extending the tax relief into early 2027 lowers costs at the pump and across supply chains. It provides important relief to truckers and businesses in the food, agriculture, housing, construction, and delivery sectors. For Canadians, it means continuing to save more than $5 every time they fill a typical 50-litre tank of gasoline while the full relief remains in place. The extension is expected to provide an additional $2.9 billion in fuel tax relief, bringing total estimated tax relief for Canadians to $5.3 billion in 2026-27.

$2 billion investment, retrofitting 1 million homes to save Canadians $1 billion per year

Heating is one of the biggest expenses for Canadians during the winter months, and too often, that money goes to the most expensive and least efficient ways to heat a home. Over seven million households in Canada still heat their homes with oil, propane, diesel, electric baseboards, or outdated furnaces, leaving many families with excessively high energy bills. We are working to give Canadians more choice over how they heat and cool their homes and more control over what they pay for energy.

For many Canadians, heat pumps offer a better option. Heat pumps provide efficient heating in winter and cooling in summer, lowering household energy bills while improving year-round comfort. Families that switch from oil, propane, or electric resistance heating can save an average of over $1,400 a year.

Supporting home retrofits will create opportunities for heating, ventilation, and air conditioning (HVAC) contractors, installers, energy advisors, suppliers, and other skilled trades across the country. Canada’s retrofit industry, which employs approximately 174,000 workers, helps households lower their energy bills through heat pumps and other energy-saving upgrades.

On October 8, we announced new measures to make it easier for households to switch to heat pumps while supporting the businesses that deliver those services.

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•	To lower Canadians’ energy bills, the new National Heat Pump Rebate Program will help up to 820,000 households install eligible cold-climate heat pumps. This program would provide enhanced support for lower-income households and provide approvals within 24 hours so Canadians can quickly replace expensive and inefficient heating systems. We announced more than $2 billion over eight years, starting in 2026-27, to Environment and Climate Change Canada to support this effort.

•	To help Canadian building and business owners tackle deep retrofits in commercial, institutional, and mid- or high-rise multi-unit residential buildings, we announced the renewal of the Deep Retrofit Accelerator Initiative, providing $107.1 million over three years, starting in 2027-28, to Environment and Climate Change Canada to support its renewal.

Securing the future of a Canada-wide early learning and child care system

Affordable, high-quality child care gives children a good start in life, helps parents work or study, and allows families to save more for the future, while enabling more parents to participate in Canada’s economy.

In 2021, the federal government launched a transformative plan to build a Canada-wide early learning and child care system alongside provinces, territories, and Indigenous partners.

As a result, average child care fees in regulated spaces have fallen by at least 50% across the country. Families are now saving thousands of dollars each year—up to $11,255 per child—and more child care spaces are on the way. Governments have also announced measures to create more than 250,000 new affordable, high-quality child care spaces across Canada.

Over $70 billion in signed agreements with provinces and territories has been announced since 2021 to keep child care affordable, including more than $39 billion starting in 2026-27. These investments help parents enter or remain in the workforce, supporting household incomes and Canada’s economic growth. In 2025, the labour force participation rate among mothers aged 25 to 54 with young children reached almost 80%—nearly a record high.

•	The federal government is committed to ensuring that Canadian families and children can continue to benefit from affordable, high-quality child care for years to come. In June 2026, we announced an investment of up to $5.4 billion over two years to keep child care affordable and provide stability while federal, provincial, and territorial governments work to strengthen the system for the future.

In September 2026, we built on this by announcing a four-year extension to the Canada–Ontario arrangement of the federal government’s Canada-wide Early Learning and Child Care Agreement. Through the extension, Ontario will receive nearly $12 billion in federal funding over the next four years, from March 31, 2027, to March 31, 2031.

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3.2 Providing a bridge to tomorrow

We know affordability is about more than just paying off monthly bills. Affordability is about whether Canadians can find a home, build a secure future, raise a family on a safe street, find a well-paying job, and have the freedom to make their own choices. It’s about the confidence that comes from knowing that hard work leads to opportunity and that we can all become masters of our destiny.

Budget 2026 is focused on creating those possibilities. That means increasing housing supply and getting more Canadians into a safe, warm home. It means investing in the infrastructure communities need to grow. And it means building a stronger and more resilient food system for an affordable and food-secure future.

All of our government’s efforts are centred on giving Canadians greater freedom, stability, and choice.

Building the homes Canada needs

A safe, warm, and affordable place to live is foundational for Canadians. It gives people the stability to build a career, raise a family, and engage fully in their community. Canada needs a housing system that works for Canadians no matter where they are in life: from emergency and transitional shelter to supportive and community housing, to rental housing or full homeownership. A Canada where we are masters of our destiny is a Canada where we all feel safe and secure, in a place we can proudly call home.

Canada’s new government is already taking action to increase housing supply for Canadians. Rental construction is being supported by the Apartment Construction Loan Program, which has committed $32 billion in loans to support the construction of over 80,000 new rental homes across Canada. The Housing Accelerator Fund has helped municipalities change zoning, streamline approvals, and plan for more housing. And agreements with provinces, territories, and municipalities through the Build Communities Strong Fund have contributed $12.2 billion to provinces and territories, including for housing-enabling infrastructure, helping lower development charges and remove barriers to new construction. Together, these measures are helping communities get housing built again: making room for more homes while lowering the cost of constructing them.

In September 2025, we created Build Canada Homes, a new federal housing agency to accelerate the delivery of affordable housing at scale. Build Canada Homes brings together federal land, financing, investment, and development expertise under one roof. Its mandate includes building and enabling affordable, supportive, and transitional housing; providing flexible financing; and working with non-profit, Indigenous, public, and private partners to get projects built. Build Canada Homes became a Crown corporation earlier this year, and its role has since expanded to encompass the real estate and housing development functions previously held by Canada Lands Company Limited.

Budget 2026 builds on this progress with the next step in a housing strategy that provides support across the full housing continuum. This strategy is organised around three pillars:

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Figure 3.4 – Supporting Canadians across the housing continuum

Eliminate homelessness	Expand non-market housing	Build a housing market that works for all

•

Support and services that connect people to housing and prevent inflows into homelessness via Reaching Home and Veterans Homelessness Program

•

Investments in supportive and transitional housing

•

Creation of an Integrated Supports Fund, bringing together housing, health, mental health, addictions, and social supports

•

New investments in the Build Communities Strong Fund’s Health Infrastructure Fund to build community mental health and addictions facilities

•

Support to low-income renters through the Canada Housing Benefit

•

Build and finance new affordable housing through Build Canada Homes, including capital investments in:

o non-market housing

oIndigenous housing

o the Canada Rental Protection

Fund (i.e., acquisition)

o development on public land

•

Bilateral Housing Agreements with Provinces and Territories

•

Apartment Construction Loan Program

•

Mortgage Loan Insurance

•

GST rebate on purpose-built rental

•

Development charges reductions through Build Communities Strong Fund

•

Housing-enabling infrastructure through Canada Housing Infrastructure Fund

•

Support for homebuyers through the First-Time Home Buyers’ GST rebate, the Tax-Free First Home Savings Account, and RRSP Home Buyer’s Plan

•

Modernising housing data, support for adoption of AI and e-permitting, standardising modern construction methods, support for firms

Federal interventions cutting across the continuum

•

Improving Housing Supply Act to increase supply, including by reducing fees, taxes, and regulations

•

Working with municipalities to remove barriers to housing development through Housing Accelerator Fund incentives (e.g., zoning and permitting)

•

Building Code harmonisation

•

Support Indigenous housing through Urban, Rural and Northern Strategy, Distinction-based and on-reserve programming

Achieving these goals requires a clear partnership across all levels of government. The federal government will put capital, land, financing, and development capacity on the table, while provinces and territories will be expected to fund wraparound services and operations, work with municipalities to remove local barriers, and ultimately deliver results for Canadians.

A shared approach to build homes, faster

Delivering more housing requires all levels of government to use the levers in their respective areas of responsibility. The federal government provides funding, capital, and financing, federal lands, and national policy levers. Provinces and territories set the regulatory and service delivery framework, working with municipalities to remove local barriers. Municipalities control many of the local rules that determine whether and how quickly housing gets built. By working together, we can build a more affordable Canada.

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Federal government National leadership, funding, and enabling conditions	Provinces and territories Regulatory frameworks, services, and delivery	Local governments Local planning, approvals, zoning, and implementation

•

Funding, capital, and financing (e.g., Build Canada Homes)

•

Federal taxation (e.g., GST)

•

Banking and financial regulation including mortgage insurance rules (e.g., mortgage financing)

•

National Building Code

•

Immigration levels planning

•

Management and sale of federal lands

•

Census and statistical data (e.g., monitoring core housing need)

•

Provincial and territorial taxation (e.g., provincial sales tax and land transfer tax)

•

Financial oversight and consumer protection

•

Provincial and territorial building codes

•

Landlord and tenant rights and responsibilities (e.g., rent control)

•

Planning and development

•

Community housing funding and delivery

•

Management and sale of provincial and territorial lands

• Property taxes • Zoning, permitting, and development cost charges • Bylaws (e.g., residential occupancy and repair) • Community housing delivery • Program delivery and implementation

Pillar 1: Putting Canada on a path to end homelessness in 10 years

Canada has the resources, the people, and the will to end homelessness—but every level of government and each sector has a role to play. It requires forward-thinking action: stable housing and a comprehensive set of services—including health care, mental health and addictions treatment, crisis services, and other community supports. We are committed to changing how Canada addresses homelessness and supports those who are unhoused, because every Canadian should have the security of a warm home. That is why Budget 2026 is putting significant federal resources toward helping create the conditions to end homelessness within 10 years. This is a call to action for every level of government, Indigenous partners, the private sector, and the not-for-profit sector to come together to reach this goal.

Homelessness remains one of Canada’s most urgent social challenges. But homelessness is not inevitable. It is the result of gaps across housing, health, mental health, addictions, and social support systems. Addressing it requires coordinated action from all levels of government, Indigenous partners, service

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providers, communities, and the private and public sectors. Budget 2026 proposes a renewed partnership: one in which the federal government invests capital in housing and infrastructure, while provinces and territories will take the lead in ongoing operations and wraparound services, like health care and mental health and substance abuse supports.

Budget 2026 sets Canada on a path to end homelessness over the next decade through strong measures to provide help, housing, and health to Canadians experiencing homelessness.

•	Help: We will work closely with provinces, municipalities, and philanthropy to provide the help people need as they transition from experiencing homelessness and find a permanent home. This includes jobs, training, and income supports.

•	Housing: As part of this plan, the Government of Canada is making a historic, multi-billion-dollar investment to build the transitional and permanent housing necessary to pragmatically ending the homelessness crisis.

•	Health: For those who need it, we will build the facilities needed to care for and support the most vulnerable in our society.

To deliver on this new partnership and reach the goal of ending homelessness within 10 years, Budget 2026 proposes to provide $11.2 billion, over 4 years, starting in 2027-28, and $17.8 billion in future years. These investments will:

Help people move from homelessness into stable housing:

o

Budget 2026 proposes to provide $1.8 billion over four years, starting in 2027-28, and $3.2 billion in future years to establish a new Integrated Supports Fund, delivered through Build Canada Homes. The Fund would support projects that bring housing together with health, mental health, addictions, and social supports. The Fund would also help develop new transitional and supportive housing, adapt existing buildings, and mobilise public, private, and philanthropic capital behind an integrated housing and care model.

o

Budget 2026 also proposes to provide an additional $3.6 billion over four years, starting in 2027-28, and $6.4 billion in future years, through Build Canada Homes to build new supportive and transitional housing across Canada. Federal funding will support capital costs, while provincial and territorial partners will be expected to fund ongoing operations and wraparound services, like job, training, income and health supports. This approach would help ensure that new housing is matched with the care and supports people need to remain housed.

Build community mental health and addictions facilities: Budget 2026 proposes to provide $2 billion over two years, starting in 2027-28, for the Health Infrastructure Fund. Facilities funded will provide care before people reach a crisis point, helping address the mental health and substance use challenges that are contributing to homelessness, instability, and growing pressures on communities across Canada.

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Maintain support for existing programs to help prevent homelessness: Budget 2026 proposes to provide $2.1 billion over three years, beginning in 2028-29, and $4.4 billion in future years to Housing, Infrastructure and Communities Canada to renew the Reaching Home initiative and the Veterans Homelessness Program for an additional 10 years. This funding will maintain community-led prevention and homelessness services, including dedicated support for veterans experiencing homelessness. To maximise outcomes, Reaching Home will require rigorous reporting, including real-time data, as a condition for continued funding. More details on the enhanced initiative will be released early in the new year.

Recognising the critical role of provinces and territories and sustaining partnerships to support low-income housing:

Budget 2026 proposes to renew the Canada Housing Benefit for 10 years ($1.7 billion over 3 years, starting in 2028-29, and $3.9 billion in future years), providing direct monthly rental assistance to low-income Canadians, helping prevent homelessness and enabling vulnerable individuals and families to secure and maintain stable housing.

The government will work with the provinces and territories on other elements of their bilateral agreements, ahead of the Spring Economic Update 2027. This work will align these agreements with the goal of putting Canada on a path to end homelessness in 10 years, protect existing non-market housing stock, take into consideration the expanded role of Build Canada Homes, and make responsibilities clearer for delivering affordable housing and targeted affordability supports. As we increase capital investments, provinces and territories will be expected to strengthen funding for operations, health care, and wraparound supports, and to demonstrate progress against shared outcomes.

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A new housing partnership with winnipeg

Why it matters

Homelessness is increasingly visible in communities across Canada. It affects people’s mental health, safety, and well-being. With sustained action and governments working together, we can prevent homelessness, help people move into permanent homes, and reduce the number of people who return to homelessness.

A stable and supportive home provides the foundation for better health, consistent care, recovery, and overall well-being. Bringing housing together with health care and wraparound supports helps shift the response from crisis to early intervention and long-term stability.

What this approach looks like
Centre for Mental Health and Addictions, Winnipeg
$1+ billion in new capital

The government is partnering with Manitoba to create the conditions to end homelessness in Winnipeg—bringing over $1 billion in new capital through Build Canada Homes to invest in an integrated approach that includes the Winnipeg Centre for Mental Health and Addictions, which will bring acute and outpatient care together with permanent supportive and transitional housing and wraparound services. Up to $800 million in capital will be provided to build 2,000 new transitional and permanent supportive housing units.

To support this partnership, Manitoba will provide funding for the ongoing services needed to make these investments successful.

Dunn House, Toronto
In Toronto, a similar approach is already in use at Dunn House, Canada’s first Social Medicine housing project.
52% reduction in emergency department visits	79% reduction in hospital stay length	$2.1 million in savings within the first two years of operation
Spring House, Toronto

$22 million Reduction in emergency department visits		$25 million additional investment to create 80 new supportive homes in the next phase
Homes. Health. Stronger communities. Together, we can build a more affordable, inclusive, and healthier Canada.

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Pillar 2: Expand non-market housing

Over the past several decades, the growth of Canada’s non-market housing supply has simply not kept pace with Canadians’ housing needs. As a result, non-market housing today represents only a small share of Canada’s housing stock, at about 4%. Budget 2026 charts a new course to triple the pace of non-market housing starts in Canada to 24,000 non-market housing starts each year over the next decade.

By boosting the capital of Build Canada Homes, unlocking federal lands, leveraging private and philanthropic investment, and working in partnership with provinces and territories, we will work to significantly increase annual non-market housing construction. The goal is not simply to fund more projects, but to build a permanent housing delivery system capable of producing affordable homes at scale. To that end:

Budget 2026 proposes to provide an additional $13 billion over ten years, on a cash basis, starting in 2028-29, to boost the capital of Build Canada Homes and supercharge non-market housing across this country. All told, the investments in this Budget will set Build Canada Homes on a path to deliver 200,000 new homes across the country in the next decade, making its total capitalisation $45 billion. At least 10% of Build Canada Homes’ expanded envelope will be dedicated to Indigenous housing projects using a distinctions-based formula.

Figure 3.5 – Examples of Build Canada Homes investments, millions of $

1  – Vancouver, BC: Supporting housing and affordability outcomes on Heather Lands

2  – Edmonton, AB: Housing development partnership with the Village at Griesbach to deliver 350 new homes

3  – Yellowknife, NT: Supporting the delivery of 560 homes in partnership with Housing Northwest Territories

4  – Winnipeg, MB: Supporting the delivery of 320 mixed-market homes at Naawi-Oodena

5  – Brantford, ON: Supporting Ojistoh House, a new Indigenous-led 12-unit transitional supportive housing project

6  – Malartic, QC: Supporting the delivery of 108 affordable homes with Accès Patrimmo

7  – Dartmouth, NS: Guiding the next stages of development to accelerate housing delivery on federal lands

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Turning federal lands and buildings into homes

Federal land is significantly underused as the basis for new homebuilding in Canada. Putting underused federal land to work for housing can lower development costs and make it easier to build homes at more affordable prices, while ensuring valuable public assets deliver greater benefit for Canadians. Budget 2026 strengthens Build Canada Homes’ ability to unlock federal land with the recent decision to incorporate elements of the Canada Lands Company Limited. This will bring land, development expertise, and housing investment under one roof, allowing federal properties to move more quickly from identification to construction. In addition to this expanded mandate:

Budget 2026 proposes to provide $1.5 billion over four years, starting in 2027-28, and $387.4 million in future years to prepare federal lands for housing by funding water, wastewater, roads, and other enabling infrastructure. This investment will help turn underused federal properties into complete communities and lower the cost of delivering affordable homes.

Pillar 3: Building a housing market that works for all

Central to the government’s affordability mission is a simple premise: building more homes, at a generational scale and speed, to bring costs down for Canadians. But building homes faster cannot happen by relying on old methods. It requires innovative new approaches to how housing is planned and constructed so that the workers, time, equipment, and materials currently available work efficiently and produce more homes. This is why we are focused on increasing housing construction productivity: better coordination, greater use of modern tools and building methods, and fewer costs and obstacles that slow down construction, including unnecessary fees, levies, taxes, and development charges.

Today, the homebuilding sector produces fewer homes for each worker than it did two decades ago. Canadians expect better, and the opportunity to reverse that trend is substantial. If Canada’s residential construction sector could build as efficiently as it did two decades ago, the gains would be equivalent to adding up to 150,000 additional housing starts per year.

We have already taken action to help unlock more housing supply. Through the Improving Housing Supply Act (Bill C-26), the government provided provinces and territories with a $1.7 billion one-time payment, while a new partnership with Ontario is helping cut taxes on housing to boost supply, reducing the cost of a home by up to $200,000. We are also working with communities to lower development charges, which will, in turn, decrease the cost of homebuilding through the Build Communities Strong Fund.

There are encouraging signs of progress. In Ontario, new data tracked by the Building Industry and Land Development Association (BILD) shows that more than 8,400 new homes were sold between April and June, compared with about 3,600 over the same period in 2025, an increase of more than 130%.

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Budget 2026 proposes $100 million over three years, starting in 2027-28, toward a partnership with the Federation of Canadian Municipalities to support municipal e-permitting and the adoption of artificial intelligence, enabling more efficient and effective review and approval processes, to get homes built faster. Already, municipalities are demonstrating the efficiencies gained from digital and AI-enabled permitting: in Edmonton, Alberta, automated reviews have reduced approval times from two weeks to just one day.

Budget 2026 also proposes $300 million over three years, starting in 2028-29, and $200 million in future years, to Innovation, Science and Economic Development Canada for the Strategic Response Fund to build and expand industrial capacity to accelerate the adoption of modern methods of construction and help lower construction costs.

Budget 2026 proposes new targeted investments to improve the efficiency of the homebuilding sector, accelerate home construction, and increase housing supply, including: $67.7 million over four years, starting in 2027-28, and $101.2 million in future years to modernise housing data and establish common standards for modern methods of construction. The National Research Council of Canada will also provide more timely updates to the National Model Codes to support the faster adoption of innovative building methods.

Homebuilding and the Productivity Mega Deduction

Canada needs to build more homes to improve affordability and give people more housing choices. The Productivity Mega Deduction will help builders invest in the machinery, equipment, and technologies needed to complete projects more quickly and efficiently. This will complement the government’s broader efforts to expand housing supply to help more Canadians find a home that fits their needs.

We also need to ensure that existing housing is available for Canadians, while at the same time expanding housing supply, including in established neighbourhoods.

Budget 2026 proposes to extend the ban on foreign purchases of existing residential properties for two years, to January 1, 2029, while exempting new residential properties. This would help protect housing affordability by keeping the vast majority of the market available for Canadians, while unlocking additional investment in new housing supply. We will continue to support a range of policy measures, such as those levied by other levels of government, which address housing market pressures, including speculation. The federal government will propose legislation and launch a regulatory process on this change in short order.

Budget 2026 announces that the government is delivering on the commitment in the Spring Economic Update 2026 to change mortgage insurance rules to help unlock financing for “missing middle” homes. Changes include new mortgage insurance flexibilities for three- and four-unit homes, and permitting private mortgage insurers to offer mortgage loan insurance on five- to fifty-unit residential properties. The Department of Finance Canada has published a technical backgrounder outlining the parameters for these changes, which will come into effect on February 1, 2027.

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Helping small-scale homebuilders build more homes
A homebuilder plans to construct a $3 million fourplex in their community, adding four new homes to the local housing supply. Under current mortgage loan insurance rules, the project would not qualify because the property’s value exceeds the $1.5 million cap and the homebuilder would be required to live in one of the units and rent out the other three. Budget 2026 proposes to expand access to insured construction financing for newly built three- and four-unit housing. With these changes, the homebuilder could obtain a loan insured by any mortgage loan insurer for up to 90% of the property’s value, with no maximum property value and no requirement to occupy one of the units. Once construction is complete, the homebuilder could retain the fourplex and rent out all four homes, with an insured mortgage amortised over up to 30 years, or sell the homes to individual buyers. These changes would make it easier for small-scale homebuilders to finance new housing projects, helping bring more homes to market for Canadians to rent or buy.

The Spring Economic Update 2026 announced consultations on new financing measures to help homebuilders build more homes for Canadians to own, faster. Housing, Infrastructure and Communities Canada completed these consultations in September, and we are now exploring a range of options based on the feedback received. These options are focused on lowering construction costs, improving access to capital and financing, and accelerating the construction of homes intended for ownership, particularly for young Canadians and families.

Building the infrastructure that growing communities need

Increasing housing supply is critical to improving affordability. For Canadians moving into the housing the government is getting built, strong infrastructure is essential, from electricity and wastewater systems to roads and transit. Improving housing affordability for people and their families doesn’t work if the places where those homes are built cannot support them.

The Canada Infrastructure Bank (CIB) is using flexible, repayable financing to help get the critical infrastructure that communities need built, faster:

•	In Brandon, Manitoba, a $42.8 million CIB investment in water and wastewater infrastructure will help make room for approximately 2,300 new homes.

•	In Whitehorse, Yukon, a $19.8 million investment is supporting Kwanlin Dün First Nation in bringing essential infrastructure, including roads, water, and utilities, to its settlement lands, paving the way for more than 380 new homes.

•	In Toronto and Mississauga, Ontario, a $600 million investment is expanding low-carbon district energy systems to support growing communities while reducing greenhouse gas emissions by approximately 77,800 tonnes annually.

We are also making major investments directly in the infrastructure that growing communities need. Supported by investment of $51 billion over 10 years, starting in 2026-27, and $3 billion per year ongoing, the Build Communities Strong Fund makes generational investments that speed up the construction of the hospitals, recreation

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centres, universities, and colleges that serve our communities; bridges that move our goods; and water and transit systems that keep our urban centres running.

Through the Build Communities Strong Fund, Budget 2026 proposes to support projects across the country, including:

o	British Columbia

◾	Chinese Canadian Museum – Wing Sang Building Rooftop Garden Revitalization, Vancouver

◾	Mackie and Hawthorne Park Fieldhouse Replacements, Delta

◾	Hume Park Master Plan Implementation, New Westminster

◾	Chimney Heights Park, Surrey

◾	Cowichan Valley Basket Society, Duncan

o	Alberta

◾	Silver Springs Community Centre Building Expansion, Calgary

◾	ArtsCommon 118, Edmonton

◾	Edmonton Federation of Community Leagues, Edmonton

o	Saskatchewan

◾	NorthWest Regional Recreation, Event and Emergency Protection Complex, Beauval

◾	Globe Theatre, Regina

o	Manitoba

◾	Tyndall Park Community Centre, Winnipeg

◾	Rainbow Resource Centre, Winnipeg

o	Ontario

◾	YMCA Community Centre, Barrie

◾	Northwest London Multi-Use Community Centre, London

◾	Bright’s Grove Library Expansion, Sarnia

◾	North Bay YMCA Facility Renewal, North Bay

◾	Water’s Bend Park, Nepean

◾	SEIU National Centre for Training and Development, Toronto

◾	York University School of Medicine, Vaughan

o	Québec

◾	Agrandissement des plateaux sportifs de l’Omni-Centre, Phase 1, Pincourt

◾	Requalification de l’église de Notre-Dame-du-Laus, Notre-Dame-du-Laus

◾	Rénovation et mise aux normes du Pantoum, Québec

◾	Rénovation de la bibliothèque Annie-Saint-Arneault, La Tuque

◾	Complexe multisports de Gaspé et Gespeg, Gaspé

◾	Salle sportive au Centre des loisirs Sainte-Anne, Ville de Sainte-Anne-de-Beaupré

o	New Brunswick

◾	Fredericton Regional Aquatics Centre, Fredericton

◾	Cornhill Community Hall Kitchen Renovation, Cornhill

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o	Nova Scotia

◾	Dickey Park Track and Field Facility Redevelopment, Amherst

◾	Cape Breton University Collaborative Health Annex and College of Health Integration and Advancement, Sydney

o	Prince Edward Island

◾	Cornwall Civic Centre Accessibility and Climate Adaptation, Cornwall

o	Newfoundland and Labrador

◾	Community Cultural Wellness Centre, Happy Valley-Goose Bay

◾	Regulation Softball Field Development, Irishtown–Summerside

o	Nunavut

◾	Kipsigak Arena Replacement, Igloolik

o	Northwest Territories

◾	Fort Good Hope Arena Rehabilitation, Fort Good Hope

o	Yukon

◾	Whitehorse Power Centres Project, Whitehorse

Furthermore, as Canada works toward becoming barrier-free by 2040, we are committed to removing barriers in both the built environment and the labour market. In recognition of the 40th anniversary of Rick Hansen’s Man in Motion World Tour and the continued leadership of the Rick Hansen Foundation, we will work with provinces, territories, and community partners to advance accessibility across Canada. This includes exploring opportunities to leverage existing federal investments, strengthen partnerships, and mobilise additional resources to make Canada’s homes, workplaces, and community spaces more accessible.

We are also helping remove barriers to employment for persons with disabilities. Through its Ready, Willing and Able initiative, Inclusion Canada supported 435 participants with work experience, helped 2,478 employers strengthen their ability to hire and support persons with disabilities, and provided career advancement support to 29 participants in 2025-26. To build on this progress:

Budget 2026 proposes to allocate $6.9 million in 2027-28 from the Opportunities Fund for Persons with Disabilities to extend Inclusion Canada’s Ready, Willing and Able initiative until March 31, 2028, helping more persons with disabilities find meaningful employment and advance in their careers.

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Examples of past commitments	Location

Hôpital de Chicoutimi, bloc opératoire – Agrandissement	Saguenay, Québec

Transforms health care delivery by expanding surgical capacity, advancing specialised care, and modernising hospital infrastructure to improve access, efficiency, and patient outcomes.

Terrace well redevelopment	Terrace, British Columbia

Invests to strengthen the reliability of the drinking water supply for this community of over 12,000 residents.

New fire station in the Goulds	St. John’s, Newfoundland and Labrador

Provides firefighters with a modern, functional facility featuring three drive-through apparatus bays, kitchen and living areas, sleeping quarters, training facilities, and administrative space, supporting fast, effective emergency response.

Supporting housing development through enhanced trucked and utilidor infrastructure	Iqaluit, Nunavut

Improves Iqaluit’s capacity to deliver reliable water and sewer services through upgrades to trucked and utilidor infrastructure, enabling the development of 2,000 to 2,500 new housing units by 2031.

Embleton Community Centre	Brampton, Ontario

Provides a modern, net-zero carbon community hub that expands access to recreational, fitness, child care, and community programming for residents, enhancing community well-being, promoting active lifestyles, and helping to meet the needs of a growing population.

Helping Canadians get an affordable mortgage

For many Canadians, buying a home is one of life’s biggest milestones, and the largest financial commitment they will ever make. Yet the mortgage process is often unclear, leaving too many prospective buyers facing challenges understanding how much they can afford, navigating the mortgage application process, comparing mortgage rates and terms, and finding the mortgage that best meets their needs. Buying a home must be made less difficult for Canadians. A simpler, more transparent mortgage process will help Canadians make informed decisions and find more affordable options.

Budget 2026 proposes several measures to make this process easier and more transparent, while giving Canadians greater choice and flexibility when shopping for a mortgage:

Budget 2026 proposes to establish new regulations to enhance publicly available information on insured mortgage rates, to be published by the Bank of Canada. Better and more timely information will help borrowers compare and shop for the best available rates.

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Budget 2026 proposes to amend the Canada Revenue Agency Act to provide the Canada Revenue Agency (CRA) with the authority to enter into agreements with mortgage lenders and mortgage insurers to provide an income verification service. This service would make the mortgage application process more reliable and efficient while helping to deter mortgage fraud. Budget 2026 proposes to provide $13 million to the CRA over three years, starting in 2027-28, to develop and pilot the service. Following this initial phase, we intend for the service to be supported through funding arrangements with industry.

Budget 2026 proposes to amend mortgage insurance rules to raise the home price limit for optional mortgage insurance from $1 million to $1.5 million and permit 30-year amortisations for these insured mortgages, provided that at least one borrower is a first-time home buyer or the home is newly built. These changes would encourage greater competition between lenders and give home buyers more flexibility.

Budget 2026 announces the government’s intention to consult industry and stakeholders on potential reforms to improve transparency around prepayment penalties for insured mortgages. These reforms would help Canadians better understand and compare the costs of paying off their mortgages early.

Securing a resilient food supply chain

Canada is one of the largest exporters of agri-food products in the world. Yet Canadians, like people in many other G7 countries, continue to face high levels of food price inflation. Currently, there is not enough competition in the grocery sector; we are not harnessing enough technology in our agri-food sectors; and our food chains rely too heavily on foreign suppliers.

To change this, in June 2026 we launched Canada’s first-ever National Food Security Strategy. The Strategy puts Canadians back in control of what we grow, what we buy, and what we put on our tables, effectively addressing one of the biggest drivers of affordability concerns for Canadians.

Backed by $3.2 billion in investments over 10 years, the Strategy has four objectives:

•	Spur grocery store competition and create more choice for Canadians

o

Invest $1 billion in food infrastructure to build new and expanded food terminals and hubs—helping independent grocers buy and move competitively priced products without relying on large retail chains.

o	Provide the Competition Bureau and Competition Tribunal with nearly $130 million to investigate, prevent, and combat anti-competitive business practices.

•	Boost domestic food production across Canada

o	Launch a new $1 billion Agri-food Project Finance Fund through Farm Credit Canada to provide seed capital financing for businesses to expand food processing capacity.

o	Establish a $150 million Food Security Fund to help small- and medium-sized businesses upgrade their equipment to grow, produce, and process more food in Canada.

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o	Create a $100 million Collaborative Food Innovation Fund to help producers expand agri-food processing.

•	Grow fruits and vegetables year-round

o	Invest $750 million to drastically expand year-round Canadian production of fruits and vegetables, including through greenhouses, vertical farms, and other enclosed growing spaces.

•	Cut red tape across the agricultural supply chain

o

Modernise key regulations; speed up approvals for seeds, feed, fertilisers, and veterinary products; and address backlogs that slow down the system to reduce the regulatory burden on farmers and producers.

o	Help provincially licensed food businesses meet federal requirements so that a Canadian product made in one province or territory can more easily reach a shelf in another.

Implementation of the National Food Security Strategy is well underway, with program funding streams now open to applicants across the country and with proposals already under review.

In addition to implementing the National Food Security Strategy, making the National School Food Program permanent, and providing $20 million to the Local Food Infrastructure Fund for food banks, Budget 2026 proposes targeted support to help keep food costs down. That includes funding to:

Renew the Local Food Infrastructure Fund. The Fund helps food banks and other national, regional, and local organisations buy food and invest in community food infrastructure. This includes the greenhouses, kitchens, food storage facilities, and transportation equipment that grow, process, store, and distribute food closer to home. Budget 2026 proposes to provide $124 million over three years, starting in 2027-28, to Agriculture and Agri-Food Canada to support the Fund.

3.3 Supporting a healthy and secure future

We recognise that building a more affordable life means reducing uncertainty for Canadians wherever it arises. Canadians need confidence that they can manage their finances, plan for the future, and access the care they need when illness or injury occurs. When Canadians have access to reliable financial and health supports, they can navigate life’s changes and challenges without falling behind.

Budget 2026 will help Canadians make informed financial decisions, reduce unnecessary costs, and improve access to essential care and medications. Government action will ensure that people have the information, protection, and services they need to navigate their finances with better certainty, helping them respond to unexpected challenges.

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Supporting Canadians as they manage their budgets

Everyday financial decisions are harder to make when costs are unclear, fees are difficult to compare, or borrowing rules leave Canadians paying more than necessary. Canadians deserve clear information, fair rules, and financial products that help them keep more of their money.

When Canadians do not have sufficient funds in their bank account to cover a payment, the fees they are charged can be a source of financial hardship. In March 2026, new rules capping non-sufficient funds (NSF) fees at $10 came into force, bringing down fees that previously climbed as high as $48. The recently published Bank Fee Review by the Financial Consumer Agency of Canada estimates that NSF fees exceeded $1 billion in charges in 2025, making them the largest consumer cost among the account service charges for which data were collected.

Budget 2026 proposes additional practical protections to make prices and financial products easier to understand, cut unnecessary borrowing costs, and help Canadians as they manage their budgets.

Canadians should not have to search through complex documents just to understand the costs of their everyday banking. Budget 2026 announces the government’s intention to develop regulations requiring banks to provide consumers with a single clear annual statement of the fees paid on their chequing and savings accounts, as is currently the case in the European Union and the United Kingdom. By consolidating and calculating the true costs of an account, banking costs will become easier to understand, helping Canadians choose the accounts that best fit their needs.

When a credit card balance carries more than one interest rate, every dollar paid should contribute to paying down the most expensive debt first. Budget 2026 announces the government’s intention to consult on legislative amendments that would require credit card payments above the minimum amount to be applied first to balances carrying the highest interest rate, as is currently practised in Québec. This would help Canadians pay down credit card debt faster and save on interest.

Payday loans can be difficult to repay over short periods. Longer, more flexible repayment options, as already provided in Alberta, would give borrowers more time to repay. Budget 2026 announces the government’s intention to amend the payday lending exemption in section 347.1 of the Criminal Code to extend the minimum time for repayment of payday loans to 42 days, require repayment in instalments, and prohibit credit insurance charges on payday loans.

Improving access to mental health and home and community care

Canada’s universal health care system is a source of national pride and a cornerstone of Canadian identity. When Canadians can get the care they need, when and where they need it, everyone benefits.

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Since 2018-19, the federal government has provided $11 billion to improve access to quality mental health and addictions services, as well as home care and community care, through bilateral agreements with provinces and territories. These supports have been crucial to helping Canadians access the care they need, regardless of their ability to pay.

To address immediate needs in mental health and home and community care delivery, Budget 2026 proposes to:

•	Provide $1.2 billion in 2027-28 to extend federal funding agreements with the provinces and territories for mental health and addictions services, as well as home and community care, until March 31, 2028.

Extending this funding will help relieve immediate pressures on provincial and territorial health care systems while creating the conditions for a structured dialogue on the long-term productivity and sustainability of health care systems across Canada. Through a spirit of cooperative federalism, this collaboration can help support a more sustainable, efficient, and responsive health care system for Canadians.

Renewing the Emergency Treatment Fund

The illegal drug crisis takes the lives of an average of 15 Canadians per day, straining Canada’s communities, health care systems, and social services. The government is working with communities across the country to respond to this crisis and connect people with the life-saving services and supports they need.

Budget 2026 proposes to provide $100 million over two years, starting in 2027-28, to renew Health Canada’s Emergency Treatment Fund. The Fund supports locally driven responses to urgent substance use and overdose needs, including mobile outreach, naloxone distribution, and land-based healing programs in municipalities and Indigenous communities across Canada.

Improving access to medications

Canadians depend on timely access to critical vaccines and life-saving medicines that keep us safe and healthy and allow us to be active members of our communities. Canadians need to know that treatment will be available when it matters most, whether the medicine is made here in Canada or abroad.

In June 2026, the Pharmaceutical and Life Sciences Sector Task Force launched by the ministers of Health and Industry published a final report with 39 recommendations to improve access to medicines and support a strong and competitive pharmaceutical and life sciences industry. The government is currently assessing the Task Force’s recommendations; further details will be announced in the coming months.

In the meantime, Budget 2026 is taking steps to support health research into new medical treatments, by proposing to provide $10 million over two years, starting in 2027-28, to the Praxis Spinal Cord Institute, to help it develop new treatments for life-altering medical conditions.

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Supporting health care professionals through the Productivity Mega Deduction

Canadians’ health and lives depend on timely access to high-quality medical care. The Productivity Mega Deduction will help health care professionals that own their practice invest in the medical equipment, diagnostic technologies, and other tools that support faster diagnosis and treatment. By helping providers expand and modernise their services, the deduction can help Canadians get answers sooner and spend less time waiting for the care they need.

3.4 Growing our skilled workforce to build Canada Strong

As Canada builds more homes, strengthens infrastructure, and invests in major projects across the country, we need more skilled workers to get the job done, with more than 7 million job openings projected over the next decade.

Canadians across the country are ready to meet the growing demand and contribute to building Canada Strong, yet too many find themselves discouraged by long wait times, insufficient opportunities, and the often-high cost of training. We are stepping up to help them.

Budget 2026 helps more Canadians gain the skills, experience, and support they need to pursue rewarding careers. It supports young people, apprentices, and other workers as they train for in-demand jobs while helping employers find the talent they need. Budget 2026 also outlines admission targets under the 2027-2029 Immigration Levels Plan and announces plans to better align the Temporary Foreign Worker Program with labour market needs. These measures will ensure Canada has the workforce needed to get big things built.

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Delivering on Team Canada Strong

Work is already underway to deliver on Team Canada Strong:	Additional Team Canada Strong initiatives are set to be launched early next year:

In July 2026, the government announced $2 billion over five years, starting in 2026-27, to establish new bilateral agreements with provinces and territories to help more people enter the skilled trades and complete their training faster.

The Team Canada Strong Youth Placements program will provide paid, hands-on work experience to young people interested in the skilled trades. The program is expected to reach 100,000 individuals over five years.

In summer 2026, the Department of National Defence delivered five post-secondary skilled-trades pilot programs across Canada to Cadets and Junior Canadian Rangers. The pilots provided hands-on exposure to young people interested in aerospace, aviation, marine, and construction trades.

The Build Canada Apprenticeship Service will connect apprentices with jobs at small- and medium-sized employers. Employers who hire a first-year apprentice in an eligible Red Seal trade could receive up to $10,000 to support their hiring and help apprentices continue their training.

Applications for the $5,000 completion bonus will open on November 16, 2026, for apprentices who successfully attain their Red Seal certification.

The Apprenticeship Training Grant will provide eligible apprentices attending mandatory in-class technical training with a $400 weekly top-up in addition to Employment Insurance, helping reduce financial barriers to training.

Launching Team Canada Strong

Canada’s nation-building agenda depends on the men and women who build the homes, transportation networks, energy systems, defence infrastructure, and industrial projects that will drive growth for decades to come. To replace retiring workers and meet growing demand, more than 1.4 million people will be needed in Canada’s skilled trades by 2033.

That is why we announced Team Canada Strong in the Spring Economic Update 2026. Our plan is to recruit, train, and hire this next generation of skilled men and women, with the goal of adding up to 100,000 new Red Seal skilled trades workers by 2031. It’s a win-win-win proposition: more Canadians, including young Canadians just starting out, will find it possible to pursue rewarding careers.

Employers will have access to talented, well-trained workers. And the major projects that benefit Canada will get built. This ambitious goal will be met by creating clearer pathways into skilled trades through paid work placements, offering better income support during training, and providing incentives to complete apprenticeships and

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earn Red Seal certification. It will also reduce barriers to labour mobility so that workers can pursue opportunities wherever their skills are needed.

Achieving Team Canada Strong’s ambition of adding up to 100,000 new Red Seal skilled trades workers by 2031 will require breaking down barriers that prevent women from entering and advancing in the trades. Across Canada, unions and community organisations are already leading by example.

The Labourers’ International Union of North America (LiUNA) is combining hands-on training with advocacy for properly fitting safety equipment, clean and private washrooms, and better child care supports, while its women-led POWER initiative promotes safer, more inclusive workplaces.

The United Brotherhood of Carpenters and Joiners of America’s Sisters in the Skilled Trades program helps women complete apprenticeships through child care, travel, and training supports.

In Québec, the Syndicat québécois de la construction and Centrale des syndicats démocratiques are helping recruit, mentor, and retain women apprentices, for the Femmes, Intégration, Construction program offered by Les Elles de la Construction. Organisations like Women Building Futures are connecting women with training and employers, while Blue Door’s Construct program provides paid, hands-on construction training and employment supports, expanding its reach beyond the Greater Toronto Area. Building on earlier federal investments and these partnerships, we look forward to helping more women enter, succeed, and build lasting careers in the skilled trades through Team Canada Strong.

To help ensure apprentices have income support throughout their training, we are also taking action to align Employment Insurance benefits with recently announced apprenticeship supports:

Budget 2026 announces the government’s intention to amend the Employment Insurance Act to temporarily increase the minimum number of Employment Insurance regular benefit weeks from 14 to 18 weeks for apprentices who take full-time training, at an estimated cost of $5 million over four years, starting in 2027-28, and $1.1 million in future years.

Helping workers build skills for the jobs of tomorrow

Canada’s labour market is evolving rapidly. New technologies and shifts in the global economy are changing the skill sets employers need while also creating new opportunities for workers throughout their careers.

To meet these changing conditions, Canadian workers and employers must adapt. Workers need access to training and employment supports to develop new skills, transition between jobs, and pursue rewarding opportunities in growing sectors. Businesses need access to talented, skilled men and women to innovate, invest, and expand their operations.

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We have already acted through Workforce Alliances, supports for workers affected by trade disruptions, and measures to improve and streamline the recognition of foreign credentials. Budget 2026 builds on these efforts by strengthening workforce development for Indigenous workers. This includes:

 Launching a new Partnerships for Indigenous Workforce Readiness Fund. Alongside the existing Indigenous Skills and Employment Training Program, the Fund would continue to support foundational skills and employment training through Indigenous service delivery organisations and provide a streamlined and flexible mechanism to align Indigenous workforce investments with national economic priorities. Budget 2026 proposes to provide $451.8 million over four years beginning in 2027-28, and $48 million ongoing (including new and existing funding) to launch the Fund.

We are also working on an Indigenous-focused stream of the Team Canada Strong initiative to connect Indigenous workers with paid, entry-level trades jobs and get them onto job sites faster. Together, these measures help more Canadians succeed in the labour market and ensure Canadian businesses and major projects have access to the skilled workforce needed to advance Canada’s economic priorities.

Helping workers affected by tariffs gain new skills

As trade disruptions continue to adversely impact many Canadians’ livelihoods, it is imperative that they be supported in the short term while they acquire the skills needed for tomorrow. Through targeted response measures, we can make the pathways for adapting, retraining, and moving into new positions significantly more accessible for our workers. That provides the immediate certainty, at home and at work, that Canadian workers need as they adapt to changing circumstances beyond our borders.

To support Canadian workers affected by tariffs and other disruptions in trade, we introduced $3.5 billion in Rapid Response Supports for Workers and Employers in August 2026. This includes the new Worker Retention and Retraining Program to help employers keep and retrain their workforce through a difficult period.

In response to the uncertainty brought on by ongoing trade disruptions, some affected workers may decide to upgrade their skills. Budget 2026 proposes to help make this a more accessible and affordable option for Canadians who wish to do so:

 To ensure that workers can continue to benefit from targeted training and employment services delivered in partnership with the provinces and territories, Budget 2026 proposes to provide $170 million in 2027-28 through the Workforce Tariff Response.

Building a more responsive and resilient immigration system

Immigration has been fundamental to who we are as a country and will be important to how we build for our future. Immigrants have built and shaped our past, from helping to settle communities to building leading businesses and advancing scientific discovery. They continue to strengthen our communities,

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economy, and culture. In exchange for benefiting from the talent, ideas, and entrepreneurship that newcomers bring to our country, Canada has a responsibility to ensure that the people we welcome as our workers and neighbours can build successful, productive lives here. A well-managed immigration system does both.

Our plan to take back control of immigration is working:

•	New international student arrivals between January and August 2026 were 71% (156,440) lower than during the same period in 2024.

•	New worker arrivals between January and August 2026 were 57% (170,455) lower than during the same period in 2024.

•	New asylum claims between January and August 2026 were 68% lower than during the same period in 2024.

Canada’s ambitious growth agenda needs targeted, sustainable immigration to help bolster and complement the skills of Canadian workers. At the same time, balance is needed: our immigration system must be responsive to regional and sectoral needs while keeping overall immigration at sustainable levels. This means balancing temporary immigration that responds to immediate workforce pressures with permanent immigration that addresses longer-term economic needs and structural gaps in the labour market.

The 2027-2029 Immigration Levels Plan will continue to seek a balance between the needs of Canada’s employers, industries, and communities and our ability to meet the needs of newcomers, while avoiding undue pressures on housing, health care, and social services. The Plan will also support pathways for people already living and working in Canada to continue contributing to our shared economic future.

To that end, Budget 2026 proposes to:

  Implement the 2027-2029 Immigration Levels Plan. The Plan sets targets of 370,000 new temporary resident arrivals and 380,000 permanent resident admissions in each of 2027, 2028, and 2029. Budget 2026 proposes to provide Immigration, Refugees and Citizenship Canada with $56.9 million over four years, starting in 2027-28, with $205.4 million in future years to implement the Plan.

  Help transition the many longstanding temporary residents to permanent residency. Up to 200,000 temporary residents already in Canada would have the opportunity to become permanent residents by the end of 2027. Through collaboration with provinces and territories, this measure would transition 100,000 workers eligible for Express Entry or the Provincial Nominee Program, increasing provincial and territorial share of permanent economic immigration and providing greater flexibility to respond to regional labour market needs. Budget 2026 proposes $302.3 million over four years, starting in 2027-28, with $90.6 million in future years, to support implementation.

  Reform the Temporary Foreign Worker Program to better align with regional labour market needs, in collaboration with provinces and territories, while improving processing time and strengthening employer compliance. Budget 2026 proposes to provide $151.5 million over five years, starting in 2026-27, to Employment and Social Development Canada to implement these reforms.

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Additional details on the 2027-2029 Immigration Levels Plan will be provided when the Minister of Immigration, Refugees and Citizenship tables the 2026 Annual Report to Parliament on Immigration.

Attracting the talent Canada needs

Canada’s economic success has long been supported by a welcoming approach to international talent, helping businesses grow, fuelling entrepreneurship, and bringing new skills and expertise to our economy. A well-managed system for attracting talent helps Canada meet its economic needs while supporting sustainable growth for all.

To help Canadian businesses and industries meet strategic labour market needs, Budget 2025 announced the $1.7 billion International Talent Attraction Strategy and Action Plan. The Action Plan helps businesses access the talent they need while respecting sustainable immigration targets. The Action Plan has helped bring highly skilled workers, researchers, entrepreneurs, and innovators from around the world to Canada, where they are already contributing to economic growth.

Progress includes:

•	The appointment of the first 64 Eddie Goldenberg Research Chairs hired under the Canada Global Impact+ Research Talent Initiative. These appointments include world-leading researchers from 13 countries and dozens of Canadians choosing to continue their cutting-edge research at home.

•	Providing employers in strategic sectors with expedited access to highly skilled workers through the Temporary Foreign Worker Program’s Global Talent Stream, with Labour Market Impact Assessment processing in as few as 10 business days.

•	Ongoing efforts to modernise the Express Entry system for economic immigration to better select people with the skills and expertise needed to fill critical gaps and support innovation.

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•	The development of a new high-impact startup pilot to attract entrepreneurs and innovators with the potential to create jobs and commercialise innovation in Canada.

Spotlight on gender and diversity impacts

Budget 2026 will help Canadians manage everyday costs and strengthen pathways to employment and economic opportunity by:

•

Funding to support retrofitting one million homes to help Canadian households lower their energy costs, with enhanced support for low- and median-income households, while also supporting retrofits in larger buildings. These investments would also help to reduce greenhouse gas emissions and support employment opportunities in construction, energy efficiency, and skilled trades.

•

Creating the conditions to end homelessness in Canada by renewing the Reaching Home Initiative and Veterans Homelessness Program. These investments would primarily benefit low-income Canadians experiencing or at risk of homelessness, including Indigenous people, Black Canadians, 2SLGBTQI+ people, veterans, and persons with disabilities or complex health needs, while helping improve housing stability, health outcomes, and social inclusion.

•

Renewing the Local Food Infrastructure Fund to support Canadians most at risk of food insecurity, including Indigenous people, women-led lone-parent households, and those reliant on social assistance. According to Statistics Canada, 24% of Canadians lived in households that reported some form of food insecurity, with higher rates among women-led lone-parent households, those reliant on social assistance, Black and Indigenous people, newcomers, and children.

•

Supporting Indigenous participation in major projects and high-demand sectors with the Partnerships for Indigenous Workforce Readiness Fund. Expanding access to skills development, apprenticeships, and Indigenous-led employment delivery would help make these opportunities more accessible, particularly for those who are lower-income, youth, workers with lower education levels, and those in rural or remote communities.

Further information on the expected gender and diversity impacts of Budget 2026 measures across a range of population groups is provided in Annex 4.

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A more affordable life

millions of dollars

	2026- 2027	2027- 2028		2028- 2029		2029- 2030		2030- 2031		Total
3.1 Delivering a boost today	8,687	3,634		355		377		1,061		14,113
Providing more help with groceries and everyday essentials	4,055	148		151		154		158		4,665
Strengthening support for workers earning low wages	…	515		515		515		515		2,060
Phasing out of advance payments	…	-470		-871		-871		-871		-3,082
Making the Canada Caregiver Credit refundable	…	185		200		220		240		845
Lowering costs for Canadians at the pump¹	2,870	0		0		0		0		2,870
$2 billion investment, retrofitting 1 million homes to save Canadians $1 billion per year²*	87	210		359		359		324		1,339
Securing the future of a Canada-wide early learning and child care system³	2,370	3,046		–		–		–		5,416
Realignment of existing funding	-695	0		0		0		695		0
3.2 Providing a bridge to tomorrow	132	3,208		4,953		4,054		4,114		16,461
Pillar 1: Putting Canada on a path to end homelessness in 10 years*	…	2,364		3,620		2,620		2,619		11,224
Pillar 2: Expand non-market housing*	…			473		495		530		1,498
Turning federal lands and buildings into homes*	…	387		387		387		387		1,550
Pillar 3: Building a housing market that works for all*	…	49		52		151		216		468
Helping Canadians get an affordable mortgage*	…	6		4		4		0		13
Securing a resilient food supply chain – National Food Security Strategy⁴*	132	360		375		357		361		1,585
Less: Costs to be recovered	…	0	*	0	*	0	*	0	*	0	*
Less: Projected revenues	…	0	*	0	*	0	*	0	*	0	*
Securing a resilient food supply chain – Renewing the Local Food Infrastructure Fund*	…	41		41		41		0	*	124
3.3 Supporting a healthy and secure future	…	1,245		65		–		–		1,310
Improving access to mental health and home and community care⁵	…	1,200		–		–		–		1,200
Renewing the Emergency Treatment Fund	…	40		60		–		–		100
Improving access to medications	…	5		5		0		0		10
3.4 Growing our skilled workforce to build Canada Strong	13	347		132		101		129		722
Launching Team Canada Strong⁶	…	0	*	1		2		2		5
Helping workers build skills for the jobs of tomorrow⁶,⁷	…	114		113		112		113		452
Less: Funds sourced from existing departmental resources	…	-48		-48		-48		-48		-192
Helping workers affected by tariffs gain new skills⁶	…	170		0		0		0		170
Building a more responsive and resilient immigration system	13	228		98		72		100		511
Less: Projected revenues	…	-117		-32		-38		-38		-224
Additional investments – A more affordable life	-195	-398		-405		-410		-482		-1,890

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	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031		Total
Administration of the First Home Savings Account*		20	20	21	0	*	62
Funding proposed for CRA for continued administration of the First Home Savings Account.	…
Asylum processing	5	9	37	40	8		98
Less: Funds sourced from existing departmental resources	-35	0	0	0	0		-35
Funding proposed for the IRB, IRCC and CBSA to reduce asylum inventories and support the effective functioning of Canada’s asylum system.
Enhancing biometrics collection for immigration screening	…	15	15	30	30		90
Less: Projected revenues	…	-6	-6	-5	-5		-22

Funding proposed for IRCC to expand screening checks using fingerprints and facial images to more travellers. This would include a new requirement for visa-exempt travellers applying for an electronic Travel Authorization (eTA), an online travel authorisation required before flying to Canada, to submit a facial image remotely to verify their identity and reduce fraud.

Extending support for the Vaccine Impact Assistance Program	…	27	–	–	–		27
Less: Funds sourced from existing departmental resources	…	-9	–	–	–		-9

Funding proposed for PHAC to renew the Vaccine Impact Assistance Program, which provides financial support to people in Canada who have been assessed as having sustained a serious and permanent injury as a result of receiving a HC-authorised vaccine.

Migrant Worker Support Program	…	20	20	20	20		82

Funding proposed for ESDC to renew funding for non-profit organisations that help temporary foreign workers understand their rights and get help if they experience abuse, exploitation, or workplace problems.

Supporting the Autism Framework and Strategy	…	6	6	–	–		11
Less: Funds sourced from existing departmental resources	…	-3	-3	–	–		-5
Funding proposed for PHAC to renew funding for AIDE Canada, which provides free autism information and resources for autistic people and their families, and to fund community-led autism projects.

Projected Employment Insurance premium revenues for measures included in Budget 2026	-165	-477	-496	-516	-535		-2,188

Includes projected Employment Insurance premium revenues for measures in section 2.3 (Supporting Canadian workers and businesses), in section 3.4 (Launching Team Canada Strong, Helping workers build skills for the jobs of tomorrow, and Helping workers affected by tariffs gain new skills), and in section 6 – Additional investments (Improving technical support for the My Service Canada Account).

Chapter 3 - Net fiscal impact	8,637	8,037	5,099	4,121	4,822		30,715
Of which, capital investment:	135	3,115	3,762	2,878	3,009		12,899

¹   The extension of the federal fuel excise tax relief on gasoline, diesel, and aviation fuels was announced on September 2, 2026.

²   $2 billion investment, retrofitting 1 million homes to save Canadians $1 billion per year was announced on October 8, 2026.

³  Securing the future of a Canada-wide early learning and child care system was announced on June 19, 2026

⁴   The National Food Security Strategy was announced on June 11, 2026.

⁵   Improving access to mental health and home and community care was announced on October 14, 2026.

⁶  This measure includes Employment Insurance (EI) expenditures which will be sourced from the fiscal framework, charged to the EI Operating Account, and ultimately recovered through future EI premiums. EI premiums will be set according to the seven-year break-even mechanism in order to recover these costs.

⁷   Helping workers build skills for the jobs of tomorrow was announced on October 26, 2026.

Note:

i.  An ellipsis (.... ) indicates no adjustments to existing funding levels (that is, no additional funding, or reduction in funding, is being proposed), or no funding implications (for example, a one-time event or a new program that begins in future years).

ii.  A dash (-) indicates that consideration of a further extension will occur at a later time.

iii. A starred 0 (0*) indicates an amount of less than $0.5 million, which rounds to zero in this table.

iv. Measures that include funding classified as a capital investment are marked with an asterisk (*).

v. Numbers may not add due to rounding.

vi. A glossary of abbreviations used in this table can be found at the end of Annex 1.

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Chapter 4

A strong and united Canada

4.1 Bringing Canadians together by celebrating our stories and places 4.2 Connecting communities 4.3 Advancing reconciliation with Indigenous Peoples 4.4 Building a more inclusive Canada

Chapter 4: A strong and

united Canada

Being sovereign means building a country where Canadian culture in all its diversity and creativity thrives. That means supporting our major institutions—our museums, galleries, granting bodies for film, music, and art, and CBC/Radio-Canada. It means using our Presidency of the Francophonie to promote the French language and culture in all formats and enhancing discoverability.

Canada has a rich and storied past, with a simple founding insight: unity does not mean uniformity. Canada was an unlikely country, born of complexity, necessity, and a collective will to unite in the face of adversity. Over time, we have grown to be a strong and successful nation, one greater than the sum of its parts. 2027 will be a special year of commemoration, when we will celebrate the 160th anniversary of the nation we call home.

It is a moment not only to celebrate how far we have come, but also to shape the country we want to become. As Canada celebrates its 160th anniversary, Canada’s new government is investing in the stories, places, and experiences that connect Canadians to their country and to one another. Our culture lives in the books we read to our children, the music we know by heart, and the rinks, libraries, and festivals where neighbours come together.

The land we share is also part of who we are as Canadians. In a country as vast as ours, railways, roads, ports, ferries, and airports are essential to bringing us together. This infrastructure is the connective tissue, the iron spine, that has turned a vast geography into a united nation.

As more of what we watch, read, and listen to is coming from beyond our borders, Canadians deserve to see themselves in their own stories. Our cultural sovereignty depends on Canadian artists and creators being able to tell those stories, express our perspectives, and ensure Canadians continue to see themselves reflected in the culture they experience. Budget 2026 is making investments that will deepen connections across regions, advance reconciliation, reinforce Canada’s sovereignty, and build a lasting legacy for future generations.

We are working to realise Canada’s potential, building a country Canadians can continue to be proud of for generations to come. A country where every Canadian has a warm home. Where no Canadian is left behind. A strong, sovereign, diverse Canada where we are all masters of our destiny.

This is why we are investing in the cultural institutions and the creatives that tell our stories and the transportation networks that connect us to one another. Because sovereignty means building a country where Canadian culture thrives, where Canadians see themselves in their stories, music, songs and movies, and where we are connected—both physically and culturally—to build Canada Strong.

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Taking action in Budget 2026

Budget 2026 connects Canadians with one another, their communities, and the country we share, including:

  Helping Canadians celebrate Canada’s 160th anniversary through local festivals, performing arts events, and arts,cultural, and heritage activities.

  Modern recreational facilities and ice rinks that give communities better places to play sports, stay active, and come together.

  Exploring a new Canada Creative Credit to foster creativity, artistic production, and cultural entrepreneurship in Canada.

  More opportunities for Canadians to explore their country, with another summer of the Canada Strong Pass and permanent, year-round free admission to national museums for children and youth under 25.

  Stronger support for Canadian stories, creators, and trusted local journalism.

  Better ferry, passenger rail, and bridge connections to help move people and goods quickly, affordably, and reliably.

  More homes and stronger essential infrastructure in Indigenous communities, backed by long-term, predictable investments.

  Better access to education, health care, and other essential supports for Indigenous children and families.

  Greater equality for people and communities that continue to face discrimination and systemic barriers.

These measures build on work already underway to strengthen communities, advance reconciliation, and expand opportunity for Canadians:

✓	Families and young people are exploring more of Canada through the Canada Strong Pass.

✓	Investments in sport are helping Canada’s world-class athletes compete and win, and giving more Canadians opportunities to stay active.

✓	Festivals, national celebrations, and community-driven cultural events are giving Canadians more ways to come together and take part in the cultural life of their communities.

✓	Long-term, predictable funding is helping Indigenous communities plan ahead, invest in their priorities, and deliver essential services.

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4.1 Bringing Canadians together by celebrating our stories and places

Canada’s culture, heritage, and traditions connect us to one another and the country we share. Through the parks and museums where we gather, the stories we tell, and the history and traditions we share, these connections help us better understand the people, places, and experiences that shape Canada.

Arenas, community centres, pools, and libraries are where children learn to skate and swim, families meet their neighbours, and newcomers find their footing.

Alongside museums, archives, and historic sites, they are among Canada’s most important shared civic spaces. Many of these spaces are aging, and too many communities lack them altogether.

Budget 2026 will help build, expand, and modernise the places where Canadians gather to play, create, and connect by investing in what brings Canadians together, protecting our natural and cultural heritage, celebrating Francophone communities, supporting Canadian stories and journalism, supporting young community leaders, and honouring the service of veterans and RCMP officers.

No matter where you live, you should be able to experience the best of what Canada has to offer.

Celebrating Canada’s 160th anniversary

Building on the legacy of Canada 150, Canada 160 celebrations will bring together the stories, spaces, and experiences that strengthen national pride and belonging, and leave a lasting legacy in communities across the country. Canada 160 is an invitation to every Canadian to read and tell our stories, gather in the places that bring us together, and celebrate what it means to be Canadian.

Budget 2026 proposes to provide $300 million in 2027-28 for a suite of programs that will support the stories, spaces,and experiences that bring Canadians together. The Canada 160 Fund will be a flagship initiative to mark Canada’s160th anniversary. The Fund will support signature experiences to celebrate this anniversary, support the iconicHeritage Minutes, the Trans Canada Trail—the world’s longest hiking network spanning over 30,000 kilometres—and fund community spaces through an existing $100 million sourced through the Build Communities Strong Fund.

Festivals, hometown games, concerts, and community celebrations turn local connections into lasting memories. They bring together people who might otherwise never meet, across regions, generations, languages, and backgrounds, and remind us of all that we share in common as Canadians.

As we mark Canada’s 160th anniversary, we want to celebrate the communities that have shaped our country and continue to define who we are today. From the Moosehide Gathering in Yukon, to the Festival Western de St-Tite in Québec, to the Deer Lake Strawberry Festival in Newfoundland and Labrador, these festivals give life to communities, and offer Canadians an opportunity to come together and celebrate the history, traditions, and people that make their communities unique.

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Budget 2026 proposes to provide $10 million in 2027-28 for the Building Communities through Arts and Heritage program and $15 million for the Canada Arts Presentation Fund, to support local festivals and performing arts events across Canada in honour of Canada’s 160th anniversary.

Building on the success of these festivals in 2026, the following festivals, among others, could receive additional funding in 2027-28, subject to application to the fund:

Figure 4.1 – Festivals funded in 2026 through the Building Communities through Arts and Heritage program – Local Arts and Heritage Festivals program

1.  Moosehide Gathering, Yukon

2.  20th Old Town Ramble & Ride Festival, Northwest Territories

3.  Sanikiluaq Music Festival, Nunavut

4.  Island Summer Theatre Festival, British Columbia

5.  Chilliwack Fair 2026, British Columbia

6.  Starbelly Jam 2026 Festival, British Columbia

7.  Dancing with the Dinosaurs Festival, Alberta

8.  Old Wives Lake Festival, Saskatchewan

9.  Manitoba Threshermen’s Reunion & Stampede,Manitoba

10.  ROTARYFEST, The Sault’s Summer Festival!, Ontario

11.  Sarnia-Lambton PrideFest, Ontario

12.  Bluesfest Ottawa, Ontario

13.  International de montgolfières de Saint-Jean-sur-Richelieu, Québec

14.  Festival Western de St-Tite, Québec

15.  Le Festif! de Baie-Saint-Paul, Québec

16.  Greater Moncton Pride Festival 2026 by River of Pride /Rivière de la Fierté, New Brunswick

17.  Antigonish Highland Games, Nova Scotia

18.  Abegweit Pow Wow, Prince Edward Island

19.  St. Peters Wild Blueberry Festival, Prince Edward Island

20.  Deer Lake Strawberry Festival, Newfoundland and Labrador

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Revitalising recreational facilities and ice rinks

Arenas, ice rinks, and recreational facilities are at the heart of many communities across Canada. They are where so many Canadians first learn to skate, where young Canadians gather after school and adults lace up after work, and where families and friends huddle in the stands for the sports they love. But many of these facilities are aging and need significant investment to remain safe, accessible, and ready to serve their communities for years to come. To renew these important community spaces:

Budget 2026 proposes to provide $1.5 billion over nine years through the Build Communities Strong Fund to support the construction, expansion, retrofit, and rehabilitation of community recreational facilities and ice rinks across Canada. This includes $750 million for the ice rinks and $750 million in additional funding for other community recreational facilities. These investments will help extend the life of aging facilities and ensure communities have modern, welcoming places to come together, compete, and play.

Canada Creative Credit

Artists, creators, musicians, and writers produce the stories, songs, and connections that stitch our country together. From Céline Dion to Jacob Tierney, Margaret Atwood to Edward Burtynsky, Canada continually raises the bar with its artistic output, impact, and creativity on the global stage.

But before Canadian artists reach audiences around the world, they have to be able to build a life around their art here in Canada. For emerging artists, that means having the opportunity to experiment with ideas, hone their craft, and create new work. A creator’s work begins long before a book reaches a shelf, a song finds an audience, or a curtain rises. Supporting the next generation means valuing the creative process and creating the conditions for Canadian artists to develop their craft and contribute to Canada’s cultural life.

Preserving Canadian culture means creating the conditions for the next generation of Canadian artists to live from their art, build their craft, and one day, bring it to the world.

Canada supports artistic research, creation, production, and professional development through the Canada Council for the Arts, which awarded over $280 million in grants and prizes to artists, groups, and organisations in Canada in 2024-25. The Canada Music Fund and Canada Book Fund provide further support to bring Canadian works to audiences at home and abroad. We want to build on these foundations by exploring how the tax system can better support artistic creation and help creators build lasting careers in Canada.

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Supporting creators is an investment in our identity, our cultural sovereignty, and our economy. Canada’s culture sector accounted for nearly 688,000 jobs in the first quarter of 2026. Canadian artists cement our freedom and sovereignty by proudly telling our stories, reflecting our perspectives, and helping Canadians fully see themselves in the culture around them.

Exploring new tax relief for the creative sector demonstrates that the people who write, compose, and create our stories are central to Canada’s future—and that Canadian talent should have the opportunity to thrive.

Budget 2026 announces the government’s intention to consult with Canadians and the cultural sector on a new Canada Creative Credit, a new form of tax relief that could support artists as they foster creativity, artistic production, and cultural entrepreneurship in Canada. This credit is expected to take the form of a non-refundable personal income tax credit that would, combined with the Basic Personal Amount, provide tax recognition on up to $45,000 of annual qualifying net business income derived from original and creative artistic works. Details will be announced in the Spring Economic Update 2027.

Arts, culture and the Productivity Mega Deduction

Canada’s arts and culture sector brings our stories to life and supports vibrant communities across the country. The new Productivity Mega Deduction will help Canada’s producers and storytellers invest in the equipment and technologies they use to create, including cameras, lighting and sound equipment, mixing consoles, editing workstations, projection equipment, and stage infrastructure. This will complement the government’s broader efforts to support a strong and competitive Canadian arts, culture, and media sector.

Renewing the Canada Strong Pass, making national museums permanently free for children and youth, and supporting national museums and heritage institutions

Last summer, Canada’s new government introduced the Canada Strong Pass to help Canadians discover more of their country for less. By providing free or discounted access to national parks, museums, galleries, and rail travel, the Pass has helped families and young people explore Canada’s natural and cultural heritage, supported tourism, and created shared experiences that bring Canadians together.

Canadians immediately took advantage: visits to Parks Canada sites increased by 13%, national museum attendance grew by an average of 15%, and VIA Rail ridership rose by 6.5%. To build on this success and ensure that more people can explore and learn about Canada’s history, culture, and natural beauty:

Budget 2026 proposes to renew the Canada Strong Pass for another summer. The Pass will be enhanced to expand discounted access to Indigenous-led museums and cultural centres. Budget 2026 proposes to provide $76 million in 2027-28 to support this renewal.

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Budget 2026 also proposes to permanently make admission to Canada’s national museums free year-round for children and youth under 25. To support this initiative, Budget 2026 proposes to provide $46.3 million over five years, starting in 2026-27, and $11.5 million ongoing to Canada’s national museums and the National Battlefields Commission.

Canadian museums preserve and bring to life our stories, history, culture, and languages. We will invest in our national museums and heritage institutions, helping them stand the test of time and ensuring we can pass this legacy on to the next generation.

Budget 2026 proposes to provide $783.1 million over five years, on a cash basis, starting in 2026-27, to support Canada’s national museums, the National Battlefields Commission, the National Arts Centre, and Library and Archives Canada. This investment will help repair and renew aging facilities, protect national collections, and sustain the exhibitions, performances, and services that connect Canadians to our history and culture.

Budget 2026 proposes to provide $60 million over four years, starting in 2027-28, on a cash basis, to the National Gallery of Canada to expand opportunities for Canadians to access and engage with Canada’s arts, culture, and heritage, both in person and online. This funding will support travelling exhibitions and improve digital access to the Gallery’s collections, helping Canadians across the country, including those in rural, northern, and remote communities, engage with Canadian and Indigenous art.

Supporting Canadian stories, journalism, and media

Canadian culture finds its fullest expression in the rich stories, experiences, and perspectives we share. Seeing those reflected in the media we watch, listen to, or read strengthens our shared identity and gives Canadian creators more opportunities to flourish. Canadian stories help us understand our country and one another. When a young reader in Iqaluit, Halifax, Saskatoon, or Trois-Rivières picks up a book by a Canadian author, they see their country, and themselves, more clearly.

Building on existing support for the audiovisual sector, local journalism, publishing, libraries, and digital access, these investments will help Canadian creators keep making the music, films, shows, books, and news that reflect who we are, and make that content easier to find wherever Canadians watch, listen, and read. To bring more Canadian stories to readers:

Budget 2026 proposes to provide $32.2 million over four years, starting in 2027-28, and $9.5 million in future years, to make it easier for Canadians to discover and borrow books by Canadian authors by establishing a free national digital collection. Launching with at least 200 titles in 2027-28, the collection will grow to more than 2,000 titles, with capacity for up to 2 million loans annually by 2031-32. Funding will support licensing, an online lending platform, promotion, and outreach to help Canadian stories reach more readers.

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Budget 2026 also proposes to provide $20 million over four years, starting in 2027-28, and $5 million ongoing to renew the Canada Book Fund so Canadian publishers can bring more Canadian-authored books to readers at home and abroad and give authors, illustrators, translators, and other creators more opportunities to build lasting careers.

And soon, Canadian artists will have a new international stage. Canada will participate in its first-ever Eurovision Song Contest through CBC/Radio-Canada in May 2027 in Burgas, Bulgaria. The contest is an opportunity to showcase Canadian artists to millions of viewers around the world, while giving Canadians a new opportunity to come together at home, watching and listening together.

On the global market, we are also modernising the framework that helps Canadian culture succeed. New policy directions for the Online Streaming Act will ensure that the framework supports Canadian creators and cultural industries while keeping Canadian content accessible and affordable for Canadians. In addition, we recently announced $600 million in immediate support for Canada’s audio and audiovisual sectors, providing greater stability for creators, producers, and broadcasters and helping build a more sustainable cultural ecosystem.

Canada’s public broadcaster—CBC/Radio-Canada—has been a staple of Canadian art and culture since it began in 1936. We are continuing to invest in CBC/Radio-Canada to ensure that it remains a strong and trusted national institution that connects Canadians, reflects our stories and values, and reinforces a shared sense of identity.

Budget 2026 proposes to provide an additional $300 million over two years, starting in 2026-27, to CBC/Radio-Canada to strengthen its capacity to meet the evolving needs of Canadians across the country.

Supporting Canadian media goes beyond supporting our national institutions. Local news is vital to helping Canadians understand what is happening in their communities, as well as celebrating people and stories that otherwise risk going unseen. This is especially true in rural and remote communities, where local news can be harder to access.

Trusted local reporting keeps people informed, holds institutions to account, and connects communities. Local journalism is how communities connect, share stories, and build a country where we are masters of our destiny. To strengthen local journalism and help people in rural, remote, and underserved communities access trusted news:

Budget 2026 proposes to provide $134 million over four years, starting in 2027-28, and $41 million ongoing to Canadian Heritage for the Local Journalism Initiative, supporting independent, reliable, and diverse local news organisations across the country.

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Extending the Canadian Journalism Labour Tax Credit

To support fact-based journalism and help sustain high-quality local news, the Spring Economic Update 2026 announced that Canada’s new government would extend eligibility for the Canadian Journalism Labour Tax Credit to audio and audiovisual news production. We have consulted stakeholders on the proposed extension; Budget 2026 was informed by that feedback. To help Canadians continue to access trusted local news and information through a wide range of media platforms:

Budget 2026 proposes to extend the Canadian Journalism Labour Tax Credit to qualifying private audio and audiovisual news organisations, in line with support provided to news organisations that produce written news. They would be eligible for the same temporarily enhanced credit rate of 35% and annual labour expenditure limit of $85,000 per employee. These changes would be effective for labour expenses incurred on or after Budget Day.

For print journalism, Budget 2026 proposes to renew the temporarily enhanced 35% credit rate for two more years, until December 31, 2028—providing greater stability as the sector adapts to a changing media landscape. Newly eligible qualifying private audio and audiovisual news organisations would benefit from the same enhanced rate through 2028.

These measures would cost an estimated $501 million over five years, starting in 2026-27, and $85 million ongoing.

Promoting Francophone culture

Millions of Canadians speak French, and Francophone culture is a core part of our history, culture, and identity. As an officially bilingual country, and a leading member of the international Francophonie, Canada plays an important role in promoting the French language at home and abroad. Canada’s diverse Francophone communities, including Quebecers, Acadians, Franco-Ontarians, Franco-Manitobans, and many others across the country, keep French language and culture vibrant in Canada. We are committed to supporting this integral part of our nation’s history, present, and future. It means using our Presidency of the Francophonie to promote the French language and culture in all formats and enhancing discoverability.

In 2028, Canada will host the Francophonie Summit for the first time in two decades, bringing together up to 90 member states in the National Capital Region. With its longstanding Francophone communities and role as the seat of Canada’s national, bilingual institutions, the National Capital Region is a fitting place to welcome the international Francophonie to Canada. The Summit will showcase the diversity and vitality of Canada’s Francophone cultures and strengthen connections among Francophone communities across Canada and around the world. It will also prioritise the protection and promotion of the French language in the age of social media and artificial intelligence.

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We will work closely with provincial, territorial, and municipal partners to deliver a successful summit, led by Global Affairs Canada and supported by federal partners including Canadian Heritage and the Royal Canadian Mounted Police. Hosting the Summit is expected to attract visitors and investment, generate opportunities for Canadian businesses and creators, and support stronger economic and cultural ties across the Francophonie.

To advance Canada’s Francophonie leadership objectives, as well as support the logistics and security required to host the 2028 Francophonie Summit, Budget 2026 proposes to provide $393.2 million over three years, starting in 2027-28, on a cash basis, to 10 departments and agencies.

Preserving the legacy of those who have served Canada

For nearly a century, the National Field of Honour in Pointe-Claire, Québec, has honoured the service and sacrifice of Canadian and allied veterans. More than 20,000 veterans and family members are honourably laid to rest amid the maple trees and granite plaques of this national historic site.

There, families, friends, and visitors can walk its grounds, learn about Canada’s military history, and pay their respects. This site has long been operated by the Last Post Fund. But faced with growing financial pressures and the need for significant upgrades and environmental remediation, the Last Post Fund has asked the Government of Canada to assume ownership so that the site may continue to serve as an important link to our past.

We are committed to ensuring that the National Field of Honour remains a dignified and respectful resting place for veterans and that future generations have a place to learn about and honour those who served Canada.

That is why:

Budget 2026 proposes to provide $15.9 million over four years, starting in 2027-28, and $2.1 million ongoing to Veterans Affairs Canada to acquire, remediate, and operate the National Field of Honour.

Honouring those who served means ensuring that their stories of courage, service, and sacrifice are passed on to future generations of Canadians. In the coming years, Canada will commemorate several defining moments in its military history. These include the 110th anniversaries of the Battle of Vimy Ridge, a foundational moment in Canada’s national story, and the Battle of Passchendaele, as well as the 85th anniversary of the Dieppe Raid. These commemorations will bring Canadians together to pay tribute to the men and women who served Canada, deepen public understanding of their contributions, and ensure that their service and sacrifice are remembered for generations to come.

Budget 2026 proposes to provide $11.4 million over three years, starting in 2026-27, to Veterans Affairs Canada to support the commemoration of defining moments in Canada’s military history.

Ensuring we protect the legacy, stories, and history of those who put their lives on the line to protect our communities is essential. For over 150 years, the RCMP has been a part of the Canadian story. The RCMP Heritage Centre, in Regina,

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Saskatchewan, is a space to discover shared history, reconcile with the past, and celebrate our future. We will designate the RCMP Heritage Centre as a national museum, with resources provided to support this transition. Budget 2026 will enable the RCMP Heritage Centre to access $3 million per year up to 2029-30 to support the transition to becoming a national museum.

Supporting Canada’s national parks and historic sites

Canada is home to breathtaking national parks and historic sites where Canadians can walk amid our past. Canada’s public institutions help protect and share some of our country’s most significant places, collections, and experiences. That is why we are renewing these assets: to ensure they remain available for future generations and continue to help Canadians discover—and rediscover—our home.

To preserve infrastructure in Canada’s national parks, historic sites, and marine conservation areas, Budget 2026 proposes to provide $3.6 billion over 10 years on a cash basis, starting in 2027-28, to Parks Canada to continue managing its capital assets. This builds on the $520 million (on a cash basis) that we announced in summer 2026 to support the rebuilding of Jasper National Park following the devastating 2024 wildfire. Together, these investments will support Parks Canada’s management of over 20,000 assets located in more than 200 national parks, national marine conservation areas, and national historic sites.

Investing in our oceans

Canada is shaped by water. From the Great Lakes and the St. Lawrence River to the three oceans that surround us, our waterways connect communities, sustain livelihoods, and link Canada to the world. We are an ocean nation, with the world’s longest coastline and a culture shaped by how we enjoy, use, and depend on our waters. That is why Canada has an important responsibility to protect its marine ecosystems, secure its coastal waters, and support a sustainable ocean economy.

In September 2026, we announced a historic $1.2 billion over four years, starting in 2027-28, to better protect our oceans and the life they sustain. These investments will help fast-track major infrastructure projects and expand energy and trade infrastructure along the West Coast in a more sustainable manner. They will:

•

Keep Canada’s coastal waters safe as marine traffic grows, with $740 million over four years, starting in 2027-28, to ensure Canada can support increasing economic activity on its coasts while protecting the marine environment.

•

Protect marine ecosystems and species with an investment of $136 million over four years, starting in 2027-28, building on the $671.6 million recently invested to support marine conservation efforts through the Pacific Salmon Strategy Initiative, the Whales Initiative, and funding for Southern Resident Killer Whales.

•

Strengthen Indigenous partnerships and conservation efforts with an investment of $186 million over four years, starting in 2027-28, for the Northern Shelf Bioregion Reconciliation Framework Agreement. This will

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continue to advance collaborative governance with Indigenous Peoples, conservation, waterway management, and emergency preparedness, and address cumulative environmental and cultural effects that economic development has had in the critical Great Bear Sea region.

Conserving our oceans

Canada is committed to conserving 30% of its marine and coastal areas by 2030. To make further progress toward this conservation target, Budget 2026 announces new investments to establish additional National Marine Conservation Areas and work with Indigenous governments and communities, other levels of government, and the philanthropic community to advance marine conservation in the Arctic. Specifically:

Budget 2026 proposes to provide $282.7 million over 11 years, starting in 2027-28, on a cash basis, and $18 million ongoing to Parks Canada to establish and operate two new National Marine Conservation Areas.

Budget 2026 proposes to provide $9.2 million over four years, starting in 2027-28, to Parks Canada, and $10.5 million over four years, starting in 2027-28, to Fisheries and Oceans Canada, to support feasibility assessments for up to three additional National Marine Conservation Areas in the North.

Canada will also continue to explore new conservation agreements in the Arctic, drawing on long-term financing models such as Project Finance for Permanence.

Supporting the Terry Fox Humanitarian Awards

For more than four decades, the Terry Fox Humanitarian Awards have recognised young Canadians who demonstrate courage, determination, and a commitment to serving their communities. To carry forward Terry Fox’s legacy of service to others, we are supporting the next generation of community leaders:

Budget 2026 proposes to provide $10 million in 2028-29 to Canadian Heritage to support the Terry Fox Humanitarian Awards. This investment will help strengthen financial support for post-secondary students from communities across Canada who exemplify Terry Fox’s humanitarian ideals.

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4.2 Connecting communities

Canada is a vast country that spans three oceans, six time zones, and thirteen provinces and territories. Communities live on remote islands and deep in the northern tundra, while mountain ranges and prairies separate our great cities. That is why we depend on strong connections to keep us united as Canadians. We are strongest when people and goods can move easily, affordably, and reliably between every corner of the country.

Our ferries, passenger rail, and bridges are more than just critical infrastructure. Every day, these vital connections help Canadians reach families, jobs, and essential services, and make it easier to discover more of our country. Budget 2026 strengthens the connections Canadians rely on by investing in the infrastructure that keeps Canada moving.

Supporting ferry and passenger rail services

We support a range of federal transportation services on water and on land that are integral to supporting local economies, connecting communities, and giving people access to essential services across the country.

These include the Eastern Canada Ferry Services through the Ferry Services Contribution Program, remote rail operators through the Remote Passenger Rail Program, and passenger rail service provided by VIA Rail. Building on this support, Budget 2026 proposes to:

Renew the Ferry Services Contribution Program until 2032. This includes support for activities that will help maintain the service continuity that communities rely on, such as building new terminals at Wood Islands and Caribou and chartering interim replacement vessels. Budget 2026 proposes to provide $1.3 billion over eight years on a cash basis, starting in 2026-27, to Transport Canada to support this renewal.

Renew the Remote Passenger Rail Program. This funding will preserve essential transportation links for remote and predominantly Indigenous communities by supporting the continued delivery of safe, reliable, and sustainable passenger rail services in Manitoba, Québec, and Newfoundland and Labrador. Budget 2026 proposes to provide $35.1 million in 2027-28 to Transport Canada to support this renewal.

Provide funding to support VIA Rail Canada’s operations and maintenance activities. This will ensure Canadians continue to benefit from reliable passenger rail services that connect communities across Canada. Budget 2026 proposes to provide $1.2 billion over three years on a cash basis, starting in 2027-28, to VIA Rail Canada to support these activities.

Additionally, as announced in September 2026, we are launching the largest investment in VIA Rail’s history, with more than $6.6 billion to VIA Rail to acquire and maintain new, modernised passenger rail cars and locomotives for its long-distance, regional, and remote services. And, in line with the government’s Buy Canadian Policy, the rail cars will be the first in 40 years to be made right here in Canada, with design and engineering in Saint-Bruno-de-Montarville, Québec, and manufacturing in Thunder Bay, Ontario, and in La Pocatière, Québec.

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This investment replaces aging, inefficient, and unreliable cars, some of which are over 70 years old, on current routes. This means VIA Rail can preserve the essential rail connections between communities across Canada.

Advancing the LaSalle Causeway Bridge Replacement Project

Eastern Ontario, which includes Ottawa, Kingston, and surrounding communities, is home to more than 1.8 million residents. This region is a vital economic and transportation corridor and a connection point for communities, workers, and businesses in central Canada. In 2024, the LaSalle Causeway’s bascule bridge in Kingston was permanently damaged and subsequently removed and replaced with a temporary modular bridge.

To strengthen connections in Kingston and across Eastern Ontario:

•

We will move forward with the LaSalle Causeway Bridge Replacement and Renewal Project using $261.8 million of existing funding, delivering a new movable bridge over the main marine channel and renewing the East and West Bridges. The project will provide a permanent crossing for vehicle, pedestrian, and cycling traffic while maintaining access through the marine channel, supporting the movement of people and goods in Kingston and Eastern Ontario.

Transportation and the Productivity Mega Deduction

Alongside these investments, the Productivity Mega Deduction will help businesses invest in the machinery, equipment, and technology that support more modern transportation networks to connect and unite Canadians, including business investment in air, land, and marine transportation infrastructure. This could include a wide range of investments such as aircraft, vessels, docks, rail track, rail cars, locomotives, bridges, roads, freight trucks, and coach buses.

4.3 Advancing reconciliation with Indigenous Peoples

Advancing reconciliation requires building strong Indigenous communities and ensuring that Indigenous Peoples have the tools, resources, and services needed to achieve their goals. Across the country, Canada is working with Indigenous governments and organisations to strengthen local economies, build housing and infrastructure, improve educational and health outcomes, support children and families, and deliver services that reflect communities’ needs.

Budget 2026 builds on this progress through significant investments that support Indigenous-led growth, ensure access to essential services, and provide greater certainty and stability for long-term planning, respecting Indigenous Peoples as equal partners in building our country and continuing to advance reconciliation.

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Investing in housing and infrastructure in First Nations communities

Every person living in Canada should have access to clean and safe drinking water, adequate housing, and dependable infrastructure, but for too many First Nations communities, clean water remains out of reach. Closing these gaps is essential to supporting healthy communities, a good quality of life, and economic opportunities.

Clean water is foundational to communities. That is why we are working to end all long-term drinking water advisories on First Nations reserves. To achieve this, we introduced Bill C-37, the proposed First Nations Clean Water Act and, as announced in June 2026, are investing $4.6 billion over five years, starting in 2026-27, to improve water and wastewater infrastructure. Between April 2025 and September 30, 2026, 11 long-term drinking water advisories were lifted, and 44 short-term advisories were lifted before becoming long-term.

Figure 4.2 – Supporting reliable access to safe drinking water

In addition to ongoing progress on clean, safe water, more than 1,000 housing and infrastructure projects in First Nations communities on reserve have been completed since Canada’s new government was elected in spring 2025. These projects include infrastructure like bridges and roads to connect communities as well as new and upgraded energy systems, hospitals, and schools to help keep communities powered and safe.

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New water treatment plant in Okanese First Nation supports lifting of long-term drinking water advisory

In November 2025, Okanese First Nation celebrated the opening of a new, state-of-the-art water treatment plant to support long-term, reliable access to safe and clean drinking water for community members. The new facility features advanced filtration and treatment technologies and will serve key community infrastructure, including the school and community buildings, as well as 52 homes. In May 2026, with the new water treatment plant in place, the community was able to lift a drinking water advisory that had been in place since 2020.

Waabnoong Bemjiwang Association of First Nations micro subdivision project

Wahnapitae First Nation, Nipissing First Nation, Dokis First Nation, and Henvey Inlet First Nation have come together to develop micro-subdivisions with 20 fully serviced residential micro-lots in each community over the next four years. Each lot will have essential infrastructure, including water and wastewater services, hydropower, communications, and road access, supporting 80 new homes ranging from approximately 400 to 1,000 square feet. The project will expand access to affordable housing for Elders, single individuals, and other households seeking alternative housing options, while responding to local needs and priorities.

Table 4.1 Indigenous housing and infrastructure projects completed between April 1, 2025, and June 30, 2026
	Number of projects completed	Number of communities served	Number of people benefiting from investments

Housing	727	314	280,000

Water infrastructure	199	208	226,000

Education infrastructure	38	63	77,000

Health infrastructure	8	8	10,000

Other community infrastructure (including energy systems, connectivity projects, fire protection, roads, and bridges)	135	203	194,000

Waste management	250	344	243,000
Total	1,357	571	44 9,000

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New investments in First Nations housing and infrastructure

Budget 2026 proposes to build on these investments through a significant long-term funding commitment of $32 billion over 10 years for First Nations housing and infrastructure. A sustained, 10-year commitment focused on providing greater certainty, accelerating construction, and transforming the way projects are financed would help communities make strategic investments and progressively close housing and infrastructure gaps over time.

For First Nations partners on reserve, long-term funding will lead to stronger, more reliable essential services by enabling communities to plan ahead, retain skilled workers, and make investments based on long-term needs rather than short-term pressures. It will also reduce the time and resources spent navigating short-term funding, allowing more of every dollar to go directly to delivering results.

To provide greater certainty:

To improve First Nations infrastructure on reserve, Budget 2026 announces the government’s intention to launch a First Nations On-Reserve Infrastructure Program and proposes to support the new program with $18.5 billion over 10 years, starting in 2027-28. This funding will support the construction and maintenance of a broad range of assets, from roads and bridges to schools and health facilities, while extending investments in water and wastewater infrastructure for six years beyond funding announced in June 2026. The new program will consider opportunities to consolidate existing First Nations on-reserve infrastructure programs and provide greater flexibility to plan the timing and sequencing of investments across assets according to specific circumstances rather than typical annual funding allocations.

To maintain and build on the results of Canada’s first Indigenous-owned and operated water utility, Budget 2026 proposes to provide $226.7 million over 10 years, starting in 2027-28, to the Atlantic First Nations Water Authority. This funding would support the Authority’s efforts to maintain water and wastewater services in 13 First Nations communities in New Brunswick, Prince Edward Island, and Nova Scotia, and allow it to plan major capital projects that would expand services. Since beginning operations in 2022, the Authority has reduced the average duration of boil water advisories from 52 to 6 days.

To accelerate and maintain housing construction:

To improve First Nations housing, Budget 2026 proposes to provide $11 billion over 10 years, starting in 2027-28. This funding will help communities manage and preserve 119,000 existing housing units through regular maintenance and repairs, construct more than 6,900 new homes, and renovate more than 10,900 existing homes over the next decade.

To accelerate housing construction, Budget 2026 also proposes to provide an additional $1.7 billion over five years, starting in 2027-28, for housing in First Nations communities on reserve. This funding will enable faster delivery of shovel-ready housing projects while freeing up core funding to plan, deliver, and maintain housing over the next 10 years.

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To transform financing:

To explore new approaches that could transform how we support First Nations housing and infrastructure in the future, Budget 2026 proposes to provide $657.5 million over 10 years, starting in 2027-28, for three initiatives:

$150 million over five years, starting in 2027-28, for the Yänonhchia’ Revolving Housing Finance Fund, a First Nation-led initiative that works with Indigenous Financial Institutions to provide First Nations individuals with housing loans, helping them on the path to home ownership. This funding would help Yänonhchia’ initiate lending activities, supporting an estimated 825 housing loans in 60 to 100 First Nations communities.

$7.5 million over five years, starting in 2027-28, for a Surety-Bonding Pilot to test a model for helping First Nations contractors overcome barriers to bidding on large construction contracts. The Pilot would provide federal financial guarantees for qualified First Nations contractors, helping them participate in larger construction projects across Canada.

$500 million over 10 years, starting in 2027-28, for a Monetisation Pilot to test a First Nations-led model for financing infrastructure projects. The Pilot would use federal funding to secure upfront financing through the First Nations Financial Authority, with support from the First Nations Infrastructure Institute. It would test to what extent access to upfront financing enables First Nations communities to deliver infrastructure projects sooner and with fewer cost increases caused by delays. This would provide First Nations communities with a financial tool currently used by municipalities for infrastructure and could inform more effective approaches to delivering infrastructure projects in the future.

First Nations housing and infrastructure investments

More than $32B over 10 years

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Supporting student success in First Nations communities

All Indigenous children in Canada should have access to high-quality education that respects and embraces their culture. Federal investments in First Nations-led kindergarten to Grade 12 education on reserve are producing strong results. Since last year, we have supported 541 First Nations-administered education programs and more than 120,820 students, helping to grow student participation, expand access to culturally grounded programming, and improve supports that enable First Nations students to reach their full potential:

•	Enrolment is up 31% in First Nations-administered schools relative to 10 years ago, outpacing other forms of schooling.

•

94% of students have access to First Nations language instruction for one or more subjects, and 95% of students have access to culturally-based learning, meaning almost all children now have access to culturally-enriched programming.

•

There are 115% more students in First Nations-administered kindergarten programs than in 2016-17, reflecting that more First Nations schools now have the resources needed to broaden the type of education they provide.

•

Over 41,000 students across 195 First Nations school programs have been supported by the National School Food Program, which we recently made permanent. This is helping ensure that First Nations children have access to healthy meals and snacks at school, and can reach their full potential in the classroom.

Building on this progress and sustaining positive outcomes requires stable, predictable funding for First Nations on-reserve education to give communities the certainty they need to plan ahead, strengthen supports for students, and continue improving outcomes:

To support high-quality, culturally relevant education and improve long-term outcomes for First Nations students, Budget 2026 proposes to provide $5.8 billion over five years, starting in 2027-28, for the Elementary and Secondary Education Program on reserve. This includes the renewal of targeted funding for adult education and will help ensure First Nations students have access to educational opportunities comparable to those available elsewhere in Canada while providing communities with the certainty needed for long-term planning.

To maintain access to post-secondary education and support the next generation of First Nations leaders, professionals, and skilled workers, Budget 2026 proposes to provide $437.9 million over five years, starting in 2027-28, through the Post-Secondary Student Support Program.

Supporting Indigenous children and families

Canada is committed to removing systemic barriers that make it difficult for Indigenous children and youth to access the services and supports they need. Budget 2026 proposes to provide longer-term funding for Jordan’s Principle and Pirutsiagutiit (the Inuit Child First Initiative) to help ensure First Nations and Inuit

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children can access government-funded services without delay, while supporting greater Indigenous control over child and family services within their communities:

To ensure First Nations children continue to receive the services and supports they need, Budget 2026 proposes to provide $6 billion over six years, starting in 2026-27, for Jordan’s Principle. This funding will support continued access to health, social, and educational services for First Nations children and ongoing work to address barriers.

To help Inuit children access essential services and supports closer to home, Budget 2026 proposes to provide $575 million over five years, starting in 2027-28, to renew the Inuit Child First Initiative and support the transition to the Pirutsiagutiit, co-developed with Inuit Tapiriit Kanatami and the four Inuit Treaty Organizations.

To support Indigenous communities in exercising greater control over child and family services, Budget 2026 proposes to provide $806.7 million over five years, starting in 2027-28, to renew funding for the implementation of An Act respecting First Nations, Inuit and Métis children, youth and families. This funding will help Indigenous communities provide culturally appropriate supports and services that better meet the needs of children, youth, and families.

Strengthening health and safety in Indigenous communities

To support the long-term success, health, and safety of Indigenous communities, Budget 2026 proposes targeted investments to strengthen public health services, provide coverage for health products and services, support stable and culturally responsive First Nations and Inuit policing services, and advance community-led approaches to safety and well-being. Together, these measures would help communities access essential services, respond to local priorities, and build safer, healthier, and more resilient communities.

To support access to health products and services through the Non-Insured Health Benefits Program, Budget 2026 proposes to provide $2.9 billion over three years, starting in 2027-28, to continue to provide First Nations and Inuit people with coverage for a range of health benefits including mental health services, medical travel, medications, and more.

To help Indigenous communities access the public health services and support they need to live healthy lives, Budget 2026 proposes to provide $290.7 million over four years, starting in 2027-28, to renew funding for public health workers and public health initiatives in Indigenous communities. This investment would strengthen outbreak response capacity, support communicable disease prevention, and improve recruitment and retention of public health workers.

To support stable and effective Indigenous policing agreements and infrastructure, Budget 2026 proposes to provide up to $633.7 million over four years, beginning in 2027-28, and $250.9 million ongoing to the First Nations and Inuit Policing Program. This funding would help communities maintain reliable, professional, and culturally responsive policing services, support the recruitment and retention of police officers, improve on-reserve

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policing infrastructure such as police stations, and expand access to community-led safety services.

We also propose to provide $140 million over four years, starting in 2027-28, to support community-led safety initiatives. This funding would enable First Nations and Inuit communities to develop and implement approaches tailored to their priorities and circumstances, helping prevent harm and address local safety concerns.

To support a rapid response when an Indigenous woman, girl, Two-Spirit, or gender-diverse person goes missing, Budget 2026 also proposes to provide $3.6 million in 2027-28 to renew the Red Dress Alert pilot, developed with Indigenous partners. Funding would also renew the government’s capacity to coordinate federal efforts to address the ongoing issue of Missing and Murdered Indigenous Women and Girls.

Strengthening the fiscal and institutional capacity of Indigenous governments

We know that building Canada Strong means building together. When Indigenous governments, supported by strong institutions, have more tools to generate revenue, they can better meet their communities’ priorities and advance their own economic goals. Enhancing the financial, fiscal, and institutional capacity of Indigenous governments is essential to expanding their full participation in Canada’s economy.

The federal government works collaboratively with interested Indigenous governments and organisations to achieve this goal by advancing Indigenous tax jurisdiction and opportunities to generate tax revenues, on an opt-in basis, which are key to transforming fiscal relationships.

This includes reaching agreements under the newly enacted Fuel, Alcohol, Cannabis, Tobacco and Vaping (FACT) value-added sales tax framework, and exploring additional opportunities for Indigenous governments to generate revenues. To further support the fiscal and financial autonomy of Indigenous governments, Budget 2026 proposes to:

Update First Nations Personal Income Tax arrangements by proposing to increase the revenue-sharing rate in conjunction with introducing a revenue-sharing mechanism.

Update First Nations Goods and Services Tax arrangements by proposing a revised cost-sharing arrangement for the Canada Groceries and Essentials Benefit.

Renew funding for the First Nations Financial Management Board, the First Nations Tax Commission, and the First Nations Infrastructure Institute. This funding will help First Nations build the financial governance, local revenue, and infrastructure planning capacity needed to participate more fully in economic opportunities. Budget 2026 proposes to provide $78.5 million over four years, starting in 2027-28, and $20.6 million ongoing to Crown-Indigenous Relations and Northern Affairs Canada to support this renewal.

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Supporting reconciliation through partnership and ownership

Through Indigenous loan guarantees and new opportunities for equity ownership, including Canada’s offer to sell a 15% stake in Trans Mountain Corporation to 128 Indigenous groups in Alberta and British Columbia, more Indigenous communities are becoming partners and owners in the projects shaping Canada’s future. That means lasting revenues for communities, new opportunities for local workers and businesses, and greater economic self-determination for generations to come.

The $10 billion Indigenous Loan Guarantee Program supports making that possible by giving Indigenous communities access to more affordable financing to invest in major projects. With three loan guarantees already issued, Budget 2026 announces the Tla’amin Nation Tree Farm project in British Columbia:

Budget 2026 is supporting Tla’amin Nation in acquiring 100% ownership of Western Forest Products’ Stillwater Forest Operation, a major forestry asset within its traditional territory, providing stable revenues and creating local economic opportunities.

The fifth loan guarantee, for an oil and gas project, is currently under negotiation, giving multiple communities a direct stake in major energy infrastructure and the opportunity to build long-term revenue and wealth.

Figure 4.3 – Loan guarantees issued to date

  4.4 Building a more inclusive Canada

A strong, united Canada is one where everyone knows they have a fair opportunity to participate and succeed, not one that is divided by gender, race, or identity. Meaningful progress has been made. But barriers and discrimination remain real issues for many people and communities. We are working relentlessly to overcome these barriers so that everyone can fulfil their potential. That is why Budget 2026 builds on existing efforts to promote equality, reduce systemic barriers, support young people, and help build a more inclusive Canada for all.

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Gender-Based Analysis Plus supports these efforts by assessing how budget measures affect diverse groups of Canadians, and impacts are reported in Annex 4. We will extend this reporting to future spring economic updates. This will complement legislated budget reporting and provide Canadians with greater transparency on how these considerations inform decisions.

Advancing gender equality

Canada is a global leader in advancing gender equality and in innovative financing for women’s rights organisations. At home, we have strengthened our support for women’s organisations, including through Women and Gender Equality’s Women’s Program.

National women’s rights organisations (NWROs) are essential partners in furthering equality in Canada and supporting our leadership internationally. They are an important part of Canada’s policy and democratic infrastructure. They bring together women’s lived experiences, generate evidence and expertise, identify systemic and emerging issues, provide front-line intelligence, contribute to policy and legal solutions, and offer an independent equality lens on government action.

We recognise the value of this national capacity and are committed to strengthening it. We are exploring how best to preserve the expertise, networks, and institutional knowledge that NWROs have built, so they can continue contributing to better public policy and to greater equality for women across Canada.

Over the years, federal actions have delivered meaningful progress toward greater gender equality. The Women’s Program has supported more than 700 projects since 2018, reaching more than 400,000 women, girls, and other Canadians and helping reduce barriers to employment and education. But we are striving to build on this progress and do more to advance gender equality.

That is why Budget 2026 proposes:

$8 million over four years, starting in 2027-28, and $2 million ongoing to support organisations working to advance equality for women and address systemic barriers through the Women’s Program, including projects that support women entrepreneurs, increase women’s representation in leadership roles, and help address gender-based violence.

$70 million over two years, starting in 2027-28, to provide free access to menstrual products and support menstrual health education and awareness through the Menstrual Equity Fund. Building on the success of this pilot initiative, which has helped over 4 million Canadians, a two-year renewal will support continued delivery while allowing Women and Gender Equality Canada to evaluate the initiative and better understand its reach and impacts.

$14.9 million over four years, starting in 2027-28, with $5 million in future years to support research on women’s health through the National Women’s Health Research Initiative.

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Implementing Canada’s Black Justice Strategy

Black Canadians continue to face systemic barriers within the criminal justice system. They are overrepresented both within the justice system and among victims of crime. Canada’s Black Justice Strategy is the country’s first national strategy dedicated to addressing anti-Black racism and systemic discrimination in our justice system. It provides a 10-year framework for improving justice and public safety outcomes for Black people in Canada, in direct partnership with Black communities across the country.

This strategy is helping Black Canadians navigate the court system, while supporting services for victims and survivors of crime. It is also helping young people avoid or move beyond the justice system altogether, delivering culturally responsive support for people in correctional facilities and those returning to their communities, all while improving our data on disparities in the justice system.

We are also working to expand economic opportunities for Black Canadians. This includes helping young people find work, strengthening Black-led, Black-focused, and Black-serving organisations, and supporting Black entrepreneurs and business owners. We have previously invested $189 million over five years, starting in 2025-26, through the Black Entrepreneurship Program.

Budget 2026 continues this important work, providing additional funding to support the implementation of Canada’s Black Justice Strategy. The next phase will focus on improving access to justice, reducing involvement in the justice system, reducing repeat offending, and continuing to work closely with Black communities to move the Strategy forward.

To support these efforts, Budget 2026 proposes to provide $136.3 million over four years, starting in 2027-28, to Justice Canada, Public Safety Canada, Correctional Service Canada, and Employment and Social Development Canada to advance the ongoing implementation of Canada’s Black Justice Strategy. This funding includes but is not limited to supporting the following programs:

o

$58.6 million over four years, starting in 2027-28, to Justice Canada to provide community-based diversion, rehabilitation, and reintegration initiatives for Black youth, victim services and supports, access-to-justice services, and for the delivery of Impact of Race and Culture Assessments and related training activities.

o

$41.1 million over four years, starting in 2027-28, to Public Safety Canada to support community reintegration services delivered by Black-led organisations, record suspension application services, recidivism research, and targeted public safety initiatives.

o	$20.8 million over four years, starting in 2027-28, to Employment and Social Development Canada in support of Youth Employment and Skills Strategy programming for Black youth.

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Renewing the 2SLGBTQI+ Project Stream

All Canadians should be able to be their whole selves, love who they love, and fully enjoy their rights. The Federal 2SLGBTQI+ Action Plan was Canada’s first whole-of-government plan to advance equality for 2SLGBTQI+ communities. In 2022, the Government of Canada committed $100 million over five years to support its implementation. Since then, Canada has made important progress in advancing the rights and inclusion of 2SLGBTQI+ people. But there is more work to do to build a safer, more inclusive country for all, and we are taking action.

In Budget 2025, Canada’s new government took further steps to advance this work, providing $54.6 million over five years, starting in 2026-27, and $10.9 million ongoing to build the capacity of 2SLGBTQI+ community organisations and networks and ensure Pride events remain safe and accessible in communities across Canada. To build on this for safer, more inclusive communities:

Budget 2026 proposes to provide $60 million over four years, starting in 2027-28, and $15 million ongoing to renew funding under the Federal 2SLGBTQI+ Action Plan, which supports community-based projects, public awareness, research, and the 2SLGBTQI+ Secretariat.

This ongoing support will provide greater stability for 2SLGBTQI+ organisations, allowing them to focus more of their efforts on serving communities, strengthening local networks, and delivering projects that improve outcomes for 2SLGBTQI+ people across Canada. We remain committed to continuing the work and advancing the priorities of the 2SLGBTQI+ National Action Plan.

Supporting Kids Help Phone

Whether at home, in school, or online, young people face increasingly complex mental health challenges. They need access to skilled, compassionate support from someone who will listen.

Kids Help Phone is Canada’s only 24/7 e-mental health service, providing young people with free, confidential support in English, French, and more than 100 other languages. To ensure this support is available to every young Canadian who needs it:

Budget 2026 proposes to provide $7.5 million over three years, starting in 2027-28, to the Public Health Agency of Canada to continue supporting Kids Help Phone’s work providing mental health, counselling, and crisis support to young people.

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Spotlight on gender and diversity impacts

Budget 2026 will support Indigenous communities, strengthening housing, infrastructure, education, and safety by:

•

Investing in housing and infrastructure in Indigenous communities to support Indigenous people, and particularly First Nations on reserve, with improved housing and infrastructure that contribute to community and individual well-being and stronger long-term socio-economic outcomes. These investments would be particularly significant for low-income people and remote communities, who face greater barriers resulting from inadequate infrastructure.

•

Supporting high-quality, culturally relevant education for First Nations students on reserve with funding for the Elementary and Secondary Education Program, helping ensure access to educational opportunities comparable to those available elsewhere in Canada. Benefits would be particularly significant for low-income students who tend to have lower levels of educational attainment due to additional constraints to participating in education.

•

Renewing the Missing and Murdered Indigenous Women and Girls Secretariat and the Red Dress Alert pilot to support faster, culturally informed responses to missing persons cases, improving safety and reducing the risk of violence for Indigenous women, girls, and 2SLGBTQI+ people. These efforts would be particularly important given the disproportionately high rates of violent victimisation experienced by Indigenous women and girls in Canada.

Budget 2026 will also advance gender equality by supporting the health, well-being, safety, and economic and social participation of women, girls, and gender-diverse people, by:

•

Supporting projects through the Women’s Program that promote gender equality and help improve outcomes for women and girls.

•

Improving access to menstrual products with support for the Menstrual Equity Fund, particularly for low-income people who menstruate, including women, girls, trans, and gender-diverse people. This would help reduce barriers to menstrual health. Approximately 1.24 million people who menstruate in Canada live below the poverty line.

•

Renewing the National Women’s Health Research Initiative to support research that improves health access and health outcomes for women, girls, trans, and gender-diverse people. This would help address longstanding gaps in women’s health research and strengthen the evidence available to inform care.

Budget 2026 will also celebrate Canada’s linguistic and cultural diversity, by:

•

Hosting the 2028 Francophonie Summit, which will celebrate the French language and culture across Canada, including the contributions of Francophone communities in Québec and New Brunswick and elsewhere across the country. The Summit will also strengthen connections with other Francophonie countries and provide a platform to showcase the diversity of Canada’s Francophone identities and cultures across the world.

Further information on the expected gender and diversity impacts of Budget 2026 measures across a range of population groups is provided in Annex 4.

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Chapter 4

A strong and united Canada

millions of dollars

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	Total
4.1 Bringing Canadians together by celebrating our stories and places	797	1,243	1,195	867	925	5,026
Celebrating Canada’s 160th anniversary	...	325	0	0	0	325
Less: Funds sourced from existing departmental resources	...	-100	0	0	0	-100
Revitalising recreational facilities and ice rinks*	...	80	200	200	200	680
Renewing the Canada Strong Pass, making national museums permanently free for children and youth, and supporting national museums and heritage institutions*	6	160	108	113	125	511
Supporting Canadian stories, journalism, and media¹	750	181	45	55	55	1,086
Extending the Canadian Journalism Labour Tax Credit	16	150	170	85	80	501
Promoting Francophone culture*	...	99	280	5	2	387
Preserving the legacy of those who have served Canada	4	5	8	5	5	27
Supporting Canada’s national parks and historic sites*	...	49	64	71	95	278
Investing in our oceans²*	20	301	281	304	324	1,231
Less: Funds sourced from existing departmental resources	...	-42	-3	–	–	-45
Conserving our oceans*	...	35	32	29	39	135
Supporting the Terry Fox Humanitarian Awards	...		10	0	0	10
4.2 Connecting communities	5	407	390	414	124	1,341
Supporting ferry and passenger rail services*	9	411	390	414	124	1,348
Less: Funds previously provisioned in the fiscal framework	-4	-4	–	–	–	-7
4.3 Advancing reconciliation with Indigenous Peoples	180	4,881	6,621	7,827	7,140	26,649
Investing in housing and infrastructure in First Nations communities – Investments in First Nations clean water infrastructure and legislation³*	180	367	543	1,623	1,898	4,611
Investing in housing and infrastructure First Nations communities – Investments to stabilise, accelerate construction, and transform financing*	...	1,716	2,112	2,031	2,055	7,913
Supporting student success in First Nations communities	...	1,077	1,196	1,318	1,365	4,956
Less: Funds sourced from existing departmental resources	...	-40	-40	-40	-40	-160
Supporting Indigenous children and families⁴*	...	1,511	1,511	1,510	1,519	6,051
Less: Funds sourced from existing departmental resources	...	-798	–	–	–	-798
Strengthening health and safety in Indigenous communities⁵*	...	1,031	1,279	1,364	324	3,998
Strengthening the fiscal and institutional capacity of Indigenous governments	...	18	20	20	21	79

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	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	Total
4.4 Building a more inclusive Canada	...	89	93	58	56	297
Advancing gender equality	...	37	42	7	7	93
Implementing Canada’s Black Justice Strategy	...	34	34	34	34	136
Renewing the 2SLGBTQI+ Project Stream	...	15	15	15	15	60
Supporting Kids Help Phone	...	3	3	3	–	8
Additional investments – A strong and united Canada	...	929	161	128	82	1,300
Extending support for the operations of the Canadian Air Transport Security Authority	...	776	–	–	–	776
Funding proposed for CATSA to continue operations for airport security screening.
Supporting Canada Council for the Arts	...	8	8	4	–	20

Funding proposed for Canada Council for the Arts to support professional artists and arts organisations in the creation, production, and presentation of theatre, dance, music, and other live performances.

Safety, integrity, and transparency in the Canadian sport system	...	4	4	4	4	16
Funding proposed for PCH to renew support for the Canadian Safe Sport Program to help prevent and address maltreatment in sport and support safe sport environments for all participants.
Renewing funding to combat aquatic invasive species*	...	9	10	10	10	38

Funding proposed for DFO to renew measures to prevent, detect, and respond to aquatic invasive species, while supporting partnerships with provinces, territories, Indigenous Peoples, and other stakeholders to protect Canada’s freshwater and marine ecosystems.

Circular economy for plastics renewal	...	22	21	16	17	76

Funding proposed for ECCC, NRC, and DFO to renew measures to reduce plastic waste and increase circularity by developing and implementing regulations, gathering relevant and consistent data, and conducting scientific research activities to inform policy-making, and to support the Ghost Gear Program.

Brain Canada Foundation	...	...	24	0	0	24
Funding proposed for HC to renew support for the Brain Canada Foundation, a national foundation dedicated to advancing neurological research.
Faster services for veterans	...	28	28	28	28	110

Funding proposed for VAC and the RCMP to maintain case management services that help veterans and former RCMP members with complex health and rehabilitation needs navigate services and access timely support.

Supporting veterans’ well-being	...	3	3	3	–	9

Funding proposed for VAC to expand the Veteran and Family Well-Being Fund to support research and community-based projects in areas such as women veterans’ health and well-being, employment after service, and recognition of modern military service.

Dechinta Centre for Research and Learning	...	3	3	3	3	10

Funding proposed for CIRNAC to support the operations of the Dechinta Centre for Research and Learning, which offers post-secondary land-based learning and research programs to Indigenous students in the Northwest Territories.

Indigenous Justice Strategy	...	10	–	–	–	10
Funding proposed for JUS to advance Indigenous-led justice initiatives, enforcement of Indigenous laws, and the revitalisation of Indigenous legal traditions.
Indigenous Land Surveys and Registration Services	...	2	2	2	2	8
Funding proposed for NRCan and ISC to support Canada’s land registry responsibilities under the Indian Act, including conducting land surveys and maintaining an online land registry.
Indigenous-related litigation research	...	5	5	5	5	20
Funding proposed for CIRNAC to continue to support the effective and timely resolution of Indigenous litigation.
Renewal of RCMP Legacy Residential School Funding	...	1	–	–	–	1

Funding proposed for the RCMP’s National Centre for Missing Persons and Unidentified Remains to support Indigenous communities through specialised investigations, training, and outreach related to missing persons, unidentified remains, and the legacy of residential schools.

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	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	Total
Renewal of support for expanding First Nations’ reserve lands	...	11	11	11	11	42

Funding proposed for ISC to expand the reserve land base of First Nations by supporting the processing of requests, enhancing First Nation technical capacity, and advancing Indigenous-led land governance.

Residential Schools Legacy: National Centre for Truth and Reconciliation	...	5	–	–	–	5

Funding proposed for CIRNAC to support the National Centre for Truth and Reconciliation in its mission to support Residential School Survivors, preserve historical records, and advance reconciliation initiatives.

Sports programming for Indigenous youth	...	4	4	4	4	16

Funding proposed for PCH for the Sport for Social Development in Indigenous Communities program to support Indigenous-led sport and recreation and support Indigenous community well-being through sport.

Supporting participation in negotiations to advance Section 35 rights	...	40	40	40	–	119

Funding proposed for CIRNAC to support Indigenous and federal participation in the negotiation of modern treaties, self-government agreements, and other constructive arrangements that advance predictability in the exercise of section 35 rights.

Chapter 4 — Net fiscal impact	982	7,549	8,460	9,294	8,327	34,613
Of which, capital investment:	153	1,740	2,232	3,215	3,549	10,888

¹ Support for Canada’s audiovisual sector component of the “Supporting Canadian stories, journalism and media” was announced on June 3, 2026.

² Investing in our oceans was announced September 29, 2026.

³ Investments in First Nations clean water infrastructure and legislation were announced on June 16, 2026.

⁴ In addition, there is a realignment of existing funds of $607 million for Jordan’s Principle from 2025-26 to 2026-27 and 2027-28.

⁵ The First Nations and Inuit Policing Program component of “Strengthening health and safety in Indigenous communities” was announced on October 26, 2026.

Note:

i. An ellipsis ( ) indicates no adjustments to existing funding levels (that is, no additional funding, or reduction in funding, is being proposed), or no funding implications (for example, a one-time event or a new program that begins in future years).

ii. A dash (-) indicates that consideration of a further extension will occur at a later time.

iii. A starred 0 (0*) indicates an amount of less than $0.5 million, which rounds to zero in this table.

iv. Measures that include funding classified as a capital investment are marked with an asterisk (*).

v. Numbers may not add due to rounding.

vi. A glossary of abbreviations used in this table can be found at the end of Annex 1.

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5.1 Defending Canada 5.2 Keeping Canadians safe at home 5.3 Protecting Canadians from digital and financial threats 5.4 Strengthening disaster preparedness

Chapter 5: A safe and

sovereign Canada

The world is more dangerous and more divided. The international rules-based order has been replaced by one that is far less secure, all while rapid technological change is expanding the fields of conflict. For generations, Canada’s geography, strong institutions, and close partnerships with its allies helped keep many threats at a distance. No longer. Cyberattacks, disinformation, and financial crime can cross borders instantly. Natural disasters are becoming more frequent and severe. Threats that once seemed distant can now reach Canadians, communities, and critical services directly.

Canadians know we must adapt to these new realities. That is why Canada’s new government is making major investments in expanding and modernising the Canadian Armed Forces (CAF), having already reached NATO’s 2% of GDP spending target. We are on track to reach 4% of GDP within this decade. We are building a stronger, more secure, and more sovereign defence industry so that we become more self-reliant.

At the same time, we are strengthening Canada’s online safety and privacy protections, fighting financial crimes such as fraud, and advancing the safe and responsible use of artificial intelligence (AI), alongside investing in our emergency preparedness and response capabilities so Canadians aren’t caught off guard when disaster strikes. In response to the demands of this moment, Canadians have bravely answered the call.

Recruitment for our armed forces has risen to its highest level in three decades. Canadian pilots flew thousands of hours, while firefighters advanced on the ground, to respond to one of the worst Canadian wildfire seasons in recent years. Our strategy is working, but the work for a safer and more sovereign Canada is far from finished.

Canada cannot wait for threats to emerge before taking action. Budget 2026 takes the next step—investing in the capabilities and partnerships needed to protect Canadians, defend our sovereignty, and ensure that Canada is ready to meet new threats at home and abroad.

Taking action in Budget 2026

Budget 2026 delivers new measures to defend Canada’s sovereignty, protect Canadians, and prepare for the future. These include:

  Strengthening Canada’s defence capabilities and supporting the military’s readiness at home and abroad.

  Building a stronger defence industry and more secure defence supply chains.

  Making online spaces safer for Canadians and protecting our children.

  Strengthening disaster preparedness and recovery in First Nations communities.

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These measures build on the significant actions we have already taken to strengthen Canada’s security and keep Canadians safe, including:

✓

Undertaking the biggest increase in defence spending since the Second World War, meeting the 2% of GDP spending target years ahead of schedule and remaining on track to reach 4% within this decade toward the NATO Defence Investment Pledge.

✓	Moving forward with major military capabilities, including new submarines, GlobalEye surveillance aircraft, and Canadian-made armoured vehicles.

✓	Helping Canadian businesses create jobs, expand exports, and compete in global defence markets.

✓	Strengthening border security, disrupting the fentanyl trade, and hiring 2,000 additional RCMP personnel and border officers.

✓	Giving law enforcement and the justice system stronger tools to prevent harm and address serious crimes.

✓	Strengthening privacy protections and giving Canadians greater control over their personal information.

5.1 Defending Canada

As conflict continues in Europe and the Middle East, Canadians know the world is more dangerous and divided. That is why we have moved quickly to ensure Canada can defend its sovereignty, protect its interests, and support its allies.

For too long, Canada did not invest enough in its defence capabilities. When we were elected last year, we made a firm commitment to rebuild, rearm, and reinvest in the CAF. That is because the first job of the Canadian government is to keep Canadians safe. In a changing world, the brave men and women of the CAF require modern equipment to defend our sovereignty and that of our allies.

That is why we are undertaking the biggest increase in defence spending since the Second World War. Canada achieved the NATO benchmark of spending 2% of gross domestic product (GDP) on defence in 2025-26—the first time since the end of the Cold War and half a decade ahead of the previous government’s schedule. Canada and its NATO Allies have built on this by announcing a new Defence Investment Pledge to spend 5% of GDP on defence by 2035—and we are well on track with a funded plan to reach 4% of GDP within this decade. These investments will ensure that the men and women in our CAF have modern equipment at hand. They enable us to maintain reliable defence infrastructure and support a sustained presence to protect our North and Arctic. And they are building a strong defence industrial base capable of supporting Canada’s long-term needs.

With Budget 2026, we are building on this momentum with further investments to strengthen Canada’s defence capabilities, build up our defence industrial capacity, and continue our progress toward rapidly meeting our NATO defence spending commitments.

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Investing in Canada’s defence capabilities

To expand and modernise Canada’s military, long-term investments in advanced equipment, infrastructure, and operational readiness are vital. We have responded to this need by making generational investments to bolster Canada’s security and protect our sovereignty. Budget 2025 committed $81.8 billion on a cash basis to rebuild, rearm, and reinvest in the Canadian Armed Forces (CAF). We built on this in the Spring Economic Update 2026, where we announced additional support of $2.4 billion on a cash basis to create the new Defence Investment Agency as a stand-alone entity and to continue our military support to defend Ukraine against Russia’s unprovoked invasion.

Since then, we have continued advancing major defence procurements and partnerships to strengthen the capabilities of our CAF, support our allies, and contribute to jobs and economic growth at home.

In June, the government:

✓

Entered formal agreements with Australia and BAE Systems Australia to procure the Over-the-Horizon Radar capability for Arctic surveillance. The project is estimated to contribute close to $290 million annually to Canada’s GDP and support approximately 2,270 jobs annually in Canada between 2026 and 2033.

✓

Announced an investment of nearly $2 billion for 190 additional Armoured Combat Support Vehicles alongside a strategic partnership with General Dynamics Land Systems–Canada (GDLS-Canada). This will expand Canada’s fleet by over 50% from 360 to 550 vehicles, giving the CAF the equipment they need to protect Canadians and strongly support our allies. In keeping with our commitment to expanding our sovereign defence industry, every vehicle will be designed by Canadian engineers, built with Canadian materials, and assembled by Canadian workers at the GDLS-Canada factory in London, Ontario.

In July, the government:

✓

Announced the preferred supplier for the Canadian Patrol Submarine Project—the largest defence procurement in Canada’s history. The Project will prioritise investments across the Canadian supply chain to create high-paying jobs and strengthen Canada’s defence industries.

✓

Launched the Uncrewed Systems Defence Innovation Secure Hub to bring together organisations to collectively accelerate the transition of promising Canadian uncrewed and autonomous technologies from research and development into field-ready solutions that support Canada’s defence and security priorities.

✓

Launched the Defence Drone Initiative to accelerate the development, testing, acquisition, and deployment of uncrewed and counter-uncrewed capabilities to ensure the reliable, rapid, and continuous supply of this sovereign capability for the CAF and the Canadian Coast Guard. The Initiative provides access to nearly 400 trusted Canadian suppliers and supports cooperation with allies and key partners like Ukraine. We are moving at scale and speed; the first contract under this initiative was awarded in just 50 days.

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In August, the government:

✓

Launched the Quantum Defence Innovation Secure Hub under the Bureau of Research, Engineering and Advanced Leadership in Innovation and Science (BOREALIS) in Calgary, Alberta. The Hub will bring together organisations from Canada’s quantum, defence, and innovation sectors to accelerate Canadian quantum technologies from research into capabilities that support Canada’s defence and security priorities.

✓

Announced an agreement with Chantier Davie Canada Inc. to build six new program icebreakers for the Canadian Coast Guard. This will create nearly 5,000 jobs during the construction phase alone and contribute nearly $650 million annually to Canada’s GDP while strengthening our security and capability in the Arctic.

In the fall, the government:

✓

Introduced the Strengthening Canada’s Defence Sector Act (Bill C-40) to establish the Defence Investment Agency as a Crown corporation. This will provide the Agency with a clear mandate, a permanent structure, and dedicated ministerial leadership so that it can better focus on defence procurement, production, and investment activities in support of the CAF.

✓

Signed a non-binding term sheet with Saab to negotiate the potential acquisition of the GlobalEye Airborne Early Warning and Control solution for the Royal Canadian Air Force (RCAF). On delivery, these six aircraft will modernise the RCAF’s surveillance capabilities, provide critical support to detect and deter threats in the Arctic and beyond, and strengthen Canada’s contributions to NORAD modernisation and continental defence while supporting an estimated 3,000 Canadian jobs.

Advancing the Defence Drone Initiative

Since we launched the Defence Drone Initiative in July, it is already transforming the way defence capabilities are delivered. In just under two months, the Initiative has begun laying the foundation for a stronger sovereign national defence drone ecosystem by establishing a marketplace—an innovative new tool to create a faster pathway for promising Canadian technologies to move from concept to operational testing and, where they meet defence requirements, into production. As the nature of war rapidly evolves, driven by the proliferation of drones, autonomous systems, and weapons in orbit, Canada’s drone capability is more crucial than ever before.

Budget 2026 proposes to provide $2.3 billion over five years, starting in 2027-28, on a cash basis to the Department of National Defence for the Defence Drone Initiative to accelerate the discovery, acquisition, and deployment of uncrewed and counter-uncrewed capabilities. A portion of funding for this initiative would be sourced from funding already provisioned in the fiscal framework.

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Expanding Operation REASSURANCE

In addition to investing in new capabilities, Canada is increasing its support for Operation REASSURANCE, Canada’s largest overseas deployment mission to deter Russian aggression on NATO’s Eastern Flank and fortify our shared European defence. We have extended Operation REASSURANCE until 2031 and plan to increase Canada’s persistently deployed personnel to up to 2,600. As part of the extension, Canada will join Latvia and Denmark as the third Framework Nation of Multinational Division North, boldly taking on more responsibility to protect NATO’s Eastern Flank in Europe. Budget 2026 proposes to provide:

$7.6 billion over five years, starting in 2026-27, on a cash basis to the Department of National Defence and Global Affairs Canada for the extension and expansion of Operation REASSURANCE. This would be sourced from existing Department of National Defence resources.

Supporting Canadian Armed Forces members and their families after the Wainwright tragedy

Members of the CAF dedicate their lives to serving Canada, defending our country, and standing ready when Canadians need them most. That service demands commitment and sacrifice not only from those who wear the uniform, but also from the families who support them.

The recent tragic incident at the Canadian Forces Base Wainwright in Alberta, in which members of the CAF were killed and others seriously wounded during a training exercise, is a harsh reminder of the risks CAF members assume in the course of their service, including while training to maintain operational readiness. These members of our armed forces served Canada. Now Canada must serve them.

Canada has a responsibility to support members of the CAF and the families who stand alongside them. We stand by the women and men of our CAF and their families as they bear the weight of this loss. In recognition of their shared service and sacrifice, Budget 2026 proposes to provide:

$25 million over two years, starting in 2026-27, to the Department of National Defence for the Canadian Forces Morale and Welfare Services to support the members of the CAF, their families, and local communities affected by the tragic incident at Canadian Forces Base Wainwright.

$3 million in 2026-27 to the Department of National Defence to support the Wainwright Military Family Resource Centre.

This incremental funding would complement existing services and programs providing support to CAF members and their families.

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Figure 5.1 – Strengthening Canada’s defence capabilities

① North/Arctic	② British Columbia
• Forward operations: Upgrades in Yellowknife, Inuvik, Iqaluit, and Goose Bay • Northern support: New operational hubs and nodes • Arctic airports: Improvements at Rankin Inlet and Inuvik	• Search and rescue: Fixed-wing aircraft maintenance and sustainment • Space surveillance: Advanced ground-based expertise • Naval support: Joint support ships for the Royal Canadian Navy

③ Prairies	④ Ontario

•  Quantum Defence Innovation Secure Hub

•  Future fighter capabilities at CFB Cold Lake

•  Chemical and Biological Laboratory and Blast Assessment Centre at CFB Suffield

•  Western operating base for the Royal Canadian Air Force’s CC-330 Husky fleet

•  Maintenance and repair work across CAF bases situated in Alberta

•  Multi-role Global 6500 aircraft: For official transport, medical evacuation, humanitarian missions, and airborne surveillance

•  Artillery production: New facility to manufacture modern projectile shells

•  Assault rifles: Canadian Modular Assault Rifle systems

•  Army logistics: Modernised vehicle fleet to support operations

⑤ Québec	⑥ Atlantic Canada

•  Program icebreakers: Strengthening Canada’s Arctic presence

•  Naval support: Modern tug vessels

•  Munitions production: Advancing nitrocellulose and high-explosive projectile facilities, ballistic steel production

•  Uncrewed systems: Uncrewed Systems Defence Innovation Secure Hub, assembly of uncrewed casualty evacuation vehicles

•  Husky fleet: Acquisition and conversion to tanker aircraft

• River-class destroyers: Advanced naval combat capability • Space launch: A dedicated facility for sovereign Canadian launches • Maritime Defence Innovation Secure Hub

Multi-regional

•  Polar icebreakers in British Columbia and Québec: Strengthening Canada’s Arctic presence

•  Regional Defence Investment Initiative: Accelerating the integration of businesses and regional ecosystems into domestic and international defence supply chains

•  Fighter infrastructure in Alberta and Québec: New and upgraded facilities for incoming fighter jets

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Strengthening Canada’s defence industrial base

Launched in February 2026, the government’s Security, Sovereignty and Prosperity: Canada’s Defence Industrial Strategy sets out an ambitious agenda to protect Canada’s sovereignty and strengthen our strategic autonomy while building greater economic prosperity here at home. The Strategy increases defence investments, while at the same time streamlining our supply chains. Through the government’s Buy Canadian Policy, we are ensuring that Canadian firms are the key partners in meeting Canada’s new defence and security needs. This gives Canadian defence companies the demand to scale up and invest with confidence. This also means that the Defence Industrial Strategy is another tool we are using to strengthen our economy while creating high-value jobs, building new infrastructure, and expanding Canadian defence offerings for global markets.

Key progress to date includes:

•	Supporting Canadian businesses and SMEs: Launched the Regional Defence Investment Initiative to help small- and medium-sized businesses enter or grow within defence supply chains.

•	Developing Canadian technologies: Selected three innovators to advance Canadian-based “light lift” rockets.

•	Supporting SMEs and dual-use technologies: Launched Defence Industry Assist, already supporting 860 SMEs, while advancing dual-use projects through the Life Sciences Fund and Strategic Response Fund.

•	Expanding Canadian defence production: Selected General Dynamics – Ordnance and Tactical Systems and IMT Precision to support new artillery manufacturing capacity in Québec and Ontario.

Building on the Defence Industrial Strategy, Budget 2026 proposes to:

Direct up to $2.7 billion over five years, starting in 2026-27, on a cash basis, from previously announced funding, including toward the following priority measures:

○

Advance Phase 2 of the Canadian Quantum Champions Program to support leading Canadian quantum companies in scaling up the development of industrial-scale quantum computers capable of solving real-world problems across industries, including in cryptography, advanced materials, signal processing, and pattern recognition. This will help ensure that Canada retains its quantum firms.

○

Expand the Launch the North initiative to establish a sovereign, medium-lift Canadian space launch capability through the development of domestic launch vehicles, a national rocket propulsion ecosystem, and dedicated Government of Canada launch and testing infrastructure managed by the Department of National Defence. This will be delivered through competitive, milestone-based support to Canadian industry to mature propulsion systems, vehicle architectures, and launch technologies.

○	Further develop Canadian space technology by helping firms scale up

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development and capacity for launch in space missions. The Canadian Space Agency’s Space Technology Development Program provides direct support to Canadian industry with a return on investment of over 3 to 1.

○

Strengthen cross-cutting funding tools and enablers of the defence industry. This includes extending initiatives such as BOREALIS, Defence Industry Assist, export promotion, and the Regional Defence Investment Initiative; and ensuring Canada has specialised secure facilities for industry to work with the Department of National Defence on sovereign capabilities.

○

Recapitalise the Canadian Defence Industry Resilience Program to enable direct strategic investments in sovereign capabilities that are critical to maintaining the CAF’s combat advantage, and build the industrial capacity we need.

○

Secure critical inputs for Canadian defence production. This includes funding to complete the construction of a General Dynamics Ordnance and Tactical Systems production facility in Québec for nitrocellulose, a critical input in munitions, and to support Canadian industry to produce high-grade ballistic steel, a critical enabler in specialised manufacturing of armoured vehicles, reducing dependency on foreign suppliers.

○

Fully operationalise the National Research Council’s drone innovation hubs and enable the Department of National Defence to create competitions for industry to advance technologies for uncrewed vehicles and air systems.

We created the Defence Investment Agency to play a central role in supporting Canada’s Defence Industrial Strateg’y. For far too long, Canada’s defence procurement system has been too complicated, slow, and reliant on international suppliers. It limited the growth of our defence industry, left our workers and businesses with fewer opportunities, and above all, left the women and men of our military without the equipment they need most.

Canada’s new Defence Investment Agency supports all five pillars of the Strategy, including a new strategic procurement process through the “Build-Partner-Buy” framework and investments that support defence innovation. Since its launch, the Agency has been advancing major procurement initiatives, including the Arctic Over-the-Horizon Radar and Canadian Patrol Submarine projects, and co-leading the Defence Drone Initiative.

In October, we introduced legislation to establish the Defence Investment Agency as a Crown corporation. This will give it a clear mandate, a permanent and centralised structure, and dedicated ministerial leadership. In doing so, the Agency can better focus on its core mission of defence procurement—faster, less fragmented, and with greater continuity and predictability across acquisitions.

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As Canada and its allies make significant investments to strengthen security, access to long-term, low-cost capital for defence and dual-use companies, especially small- and medium-sized enterprises, is vital. The Business Development Bank of Canada’s $6 billion Defence Platform is implementing a key action of the government’s Defence Industrial Strategy by helping Canadian companies scale, innovate, and compete globally through financing, investment, and advisory support. The Platform also aims to strengthen investor confidence in the sector and work to crowd-in additional private investment.

Our approach is working. In September 2026, the Canadian Imperial Bank of Commerce (CIBC) committed $2 billion to support the growth of small- and medium-sized defence-related and dual-use businesses. This will help firms expand production, create high-quality jobs, and contribute to a stronger and more competitive Canadian economy. In addition, Scotiabank launched a Canadian Defence Issuance Framework to help mobilise private capital in support of strengthening Canada’s defence and security ecosystem.

Canada also intends to join the European Union’s €90 billion Ukraine Support Loan, which can open new opportunities for Canadian defence companies. Participation would allow Canadian companies to compete for approximately €60 billion in Ukrainian defence procurement, supporting Canada’s defence industry, while contributing to Ukraine’s security and resilience. To support Canada’s defence industry while continuing to stand with Ukraine:

Budget 2026 proposes to provide up to $61.9 million over four years, starting in 2027-28, and $109.2 million in future years to Global Affairs Canada to support Canada’s anticipated participation in the EU’s Ukraine Support Loan procurement opportunities.

Complementing Canada’s Defence Industrial Strategy with the Productivity Mega Deduction

Complementing the Defence Industrial Strategy, the Productivity Mega Deduction would help firms across Canada’s defence supply chain invest in new machinery, equipment, and technologies by allowing eligible investments to be written off immediately, improving competitiveness and supporting domestic production capacity.

Establishing the Defence, Security and Resilience Bank

In an increasingly uncertain and divided world, Canada is working to bring together like-minded partners to mobilise and deploy private capital in support of collective security by unlocking long-term financing, expanding defence industrial production, and building more resilient supply chains. That work is bringing Canada together with Albania, Belgium, Greece, Latvia, Luxembourg, Romania, Türkiye, and Ukraine to establish the Defence, Security and Resilience Bank (DSRB), with membership open to other allies and close partners who share the Bank’s objective.

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The DSRB will be the world’s first multilateral financial institution specifically dedicated to defence, security, and resilience. The DSRB will mobilise public and private capital to help governments and defence industries meet growing security requirements, including through sovereign financing, industrial expansion, and procurement. It will rely on robust governance and strong financial backing from participating countries to achieve a AAA credit rating, which it will use to expand access to long-term financing, reduce financing costs, and help mobilise commercial investment.

Canada and international partners will gather in Luxembourg on November 30, 2026, to sign the Articles of Agreement establishing the DSRB. With its headquarters in Canada and a European hub in Luxembourg, the DSRB will reflect the collaborative, international partnership at the heart of this initiative. This signing will build on the negotiation of the Articles of Agreement in Montréal in spring 2026 and the declaration Canada issued with its partners in July, expressing our shared intention to establish the Bank. This is a major milestone toward full operationalisation of the DSRB in 2027.

Headquartered in Canada, the DSRB will place us at the centre of a new institution supporting allied security. Hosting the DSRB will build on Canada’s financial expertise and create opportunities to attract international talent, investment, and specialised financial services. For Canadian businesses, including small- and medium-sized enterprises, the DSRB will help address financing gaps and support their participation in allied defence supply chains—advancing our collective security while creating skilled jobs and economic opportunities at home and abroad.

Investing in northern and Arctic readiness

Canada’s North and Arctic region is going through a period of major change. Assumptions that shaped decades of Canadian defence and security are being upended. Climate change is warming our Arctic region nearly three times faster than the global average—and it is a shift that great powers are looking to exploit. In response, we are making major infrastructure investments in Canada’s North that protect our Arctic sovereignty and enhance our ability to protect, sustain, and support operations there. When completed, the Mackenzie Valley Highway (Section 2.1) will become a vital artery for the region, providing essential year-round access to Indigenous and remote communities in the Mackenzie Valley. The Grays Bay Road and Port will run from the Nunavut-Northwest Territories border to a port and airfield on the Arctic Ocean. It will include a deepwater export terminal for minerals and an airstrip, which have potential for both civilian and military benefits.

These projects support both our civilian and military presence in the North, which is integral to maintaining Canada’s sovereignty in the region. They allow us to concurrently solidify our defence presence while developing the immense, nation-building potential of the critical minerals and trade corridors in Canada’s North. At the same time, they will provide greater safety, opportunities, and a lower cost of living for Northerners and Indigenous Peoples.

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Protecting Canada through sovereign intelligence

Canadians should be able to trust that their country can identify and confront threats to their security, sovereignty, and way of life. In a more volatile and dangerous world, the threat environment is becoming more complex, from foreign interference and espionage to terrorism and other challenges that cross borders. Protecting Canada and advancing our interests requires sovereign, strong intelligence capabilities.

The Canadian Security Intelligence Service (CSIS) is central to that effort. It works to identify and counter threats to Canada’s national security, while providing the information and analysis needed to support sound decisions and act in Canada’s interests. To strengthen Canada’s ability to protect its national security and act independently in a changing threat environment:

Budget 2026 proposes to provide $6.0 billion over 10 years, starting in 2027-28, on a cash basis, and $579.5 million ongoing to CSIS to expand its presence and capabilities. This funding would help CSIS engage with Canadians in their communities; better protect Canadians from terrorism, foreign interference, espionage, and other evolving threats; and reduce reliance on foreign partners. It would also help CSIS deepen and diversify security relationships around the world.

Fulfilling our NATO commitments

In June 2025, Canada and its NATO Allies agreed to a new Defence Investment Pledge to spend 5% of national GDP by 2035 on core defence requirements (3.5%) and defence- and security-related investments (1.5%). In March 2026, the Prime Minister announced that Canada’s defence spending reached 2% of GDP, with more than $65 billion spent in 2025-26, the single largest annual investment in generations.

NATO GDP benchmark

To benchmark defence spending across the Alliance, NATO uses a standardised approach to estimate GDP based on data from the Organisation for Economic Co-operation and Development (OECD) and the International Monetary Fund (IMF).

NATO GDP estimates may differ from Statistics Canada and the Department of Finance Canada figures due to differences in methodology, data sources, and timing of updates and revisions.

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NATO core defence expenditures (3.5% commitment)

NATO defines core defence expenditures as payments made by a national government to meet the needs of its own armed forces, those of other allies, or the needs of the Alliance. In Canada, core defence spending includes expenditures by the Department of National Defence, including the CAF and the Canadian Coast Guard, and eligible spending by other federal departments and agencies that directly support Canada’s defence mandate.

Eligible spending can include military operations and capabilities, contributions to NATO common funding and NATO-managed trust funds, support to military personnel and veterans, defence research and development, defence industrial mobilisation, military assistance to partners, and mixed civilian-military (i.e., dual-use) activities that meet a demonstrated military need

Military personnel and veterans	Equipment and capabilities

Recent investments to recruit and retain military personnel and to ensure veterans are supported.	Additional investments in military capabilities, such as additional logistics utility, light utility, and armoured vehicles.

Military infrastructure	Defence industrial mobilisation

Investments in infrastructure to strengthen the CAF’s ability to operate across Canada, including in the Arctic and the North.	Investments through Canada’s Defence Industrial Strategy to mobilise and sustain a defence industrial base.
Reporting: Canada reports core defence expenditures to NATO twice a year, in May and December.

NATO also recognises more general expenses and investments that contribute to our collective defence and security needs. We have developed an approach to count these investments and inform NATO about the eligible expenses that strengthen our critical infrastructure, public safety, innovation and national resilience, and civil preparedness.

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NATO defence- and security-related investments (1.5% commitment)

NATO’s broader defence- and security-related category recognises investment contributions made by all levels of government that support defence- and security-related objectives but are not already counted as core defence expenditures.

In 2025-26, the Department of National Defence developed an approach to identify these investments and report eligible expenditures to NATO. This approach clarifies the scope of eligible expenditures in the Canadian context.

Provincial and territorial expenditures were assessed through publicly available planned spending data and the identification of potential inclusions against NATO criteria. We will continue working with provinces and territories in 2026-27 to refine the process for identifying, reviewing, and validating expenditures.

Critical infrastructure	Public safety

Investments to build critical infrastructure in the Arctic and northern regions.	Investments to hire an additional 1,000 RCMP personnel and 1,000 new Canada Border Services Agency officers.

Innovation and national resilience	Civil preparedness

Investments in the Regulatory and Security Science Campus in Ottawa, which will enhance Canada’s food and water resilience, biosecurity, and animal health surveillance capabilities.	Investments to strengthen the Canadian emergency management system including renewing the National Public Alerting System.
Reporting: Canada reports defence- and security-related investments to NATO annually, in May.

Canada is making significant progress toward NATO’s Defence Investment Pledge: we are on track to spend 4% of GDP on defence this decade and reach 5% of GDP by 2035. Over five years, starting in 2026-27, generational investments in defence will total more than $700 billion on a cash basis.

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This historic level of investment in defence and the government’s commitment to greater transparency demonstrate Canada is once again taking responsibility for defending its sovereignty, supporting its allies, and contributing to collective security through NATO. By investing to meet the NATO Defence Investment Pledge, Canada is helping ensure its armed forces remain ready to respond to emerging threats at home and abroad. We will continue to invest in the CAF in an ambitious but fiscally responsible way to protect Canadians and build on our strength in a rapidly changing world.

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In depth – Core defence expenditures

Table 5.1 Core defence spending ($ millions)
	2026-27	2027-28	2028-29	2029-30	2030-31	5-year total

Accrual basis	54,632.2	59,011.4	61,128.0	63,269.0	65,071.9	303,112.4

Cash basis	75,102.6	88,970.1	92,211.9	95,822.6	99,229.2	451,336.4

GDP forecast (NATO)	3,360,712.0	3,482,874.0	3,615,748.4	3,751,795.1	3,889,698.1

GDP percentage reached (cash basis)	2.2%	2.6%	2.6%	2.6%	2.6%

Note: Canada’s defence spending-to-GDP projections are subject to change as GDP forecasts are updated in response to evolving economic conditions and as implementation plans are refined over time. On an accrual basis, this forecast includes total program expenses associated with core defence, excluding net actuarial losses (gains). These projections do not account for future commitments made by the Government of Canada which will have an impact on core defence spending.

Cash vs accrual

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Cash accounting: Records expenses when cash payments are made. This method aligns with NATO’s defence reporting standards. It gives a clear view as to the timing and payments of defence acquisitions.

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Accrual accounting: Records expenses when the economic value of an asset occurs as opposed to recording them when cash payments are made. The expense of an asset is spread over its useful life, allowing for long-term planning and more accurate reflection of asset value. This method is used for federal budgeting.

While the accounting treatment of acquiring capabilities can diverge significantly based on an asset’s useful life, there is generally little difference between cash and accrual accounting for operating expenditures (e.g., salaries for the CAF, operating capabilities). Canada reports expenditures to NATO on a cash basis.

Example: Military vessel owned by the government

Military vessel lifecycle			Cash accounting		Accrual accounting
Designing and planning to acquire or build the vessel			Costs are recorded as payments are made to undertake these activities.		Costs are spread across the useful life of the vessel starting when it comes into service.
Purchasing or building the vessel
Operating the vessel (e.g., crew and maintenance personnel, fuel)			Costs are recorded as payments are made to undertake these activities
Maintaining and repairing equipment over its useful life			Costs are recorded as payments are made to undertake activities.		If activity extends the vessel’s life, costs are spread over the remaining useful life of the vessel.
Retiring and disposing of the vessel			Costs are recorded as payments are made to undertake these activities.		Expected end-of-life costs, such as dismantling or environmental cleanup, may be recorded before the payments are made.

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5.2 Keeping Canadians safe at home

Canadians deserve to feel safe in their communities, at home, and online.

Preventing violence before it occurs, protecting children online, supporting people who have experienced harm, helping individuals get back on track after entering the justice system, and ensuring emerging technologies like AI are developed and used safely and responsibly all contribute to safer communities. We are ensuring Canadians are confident that crime is being addressed preemptively, compassionately, and effectively.

Budget 2026 proposes to provide additional support to prevent violence, support victims and survivors, strengthen online safety, and advance the safe and responsible use of AI, building on Canada’s National Artificial Intelligence Strategy: AI for All.

Making online spaces safe for everyone

The pace of technological change is rapid, and the risks Canadians face online are evolving with it. Yet, the policies and approaches that once kept Canadians safe online are no longer enough. The data is clear: online harms and exploitation are intensifying. Children and youth are particularly vulnerable, facing harms such as child sexual exploitation, cyberbullying, and self-harm that can have long-term impacts on their mental health and well-being. In 2024, Canadian police services reported 16,905 incidents of online sexual offence against children, three times higher than in 2018 and four times higher than in 2014. Canadian parents are rightly concerned about their children’s safety online, while they themselves are at risk of increasingly sophisticated online crimes, which often target their finances or identities.

Canadians should not have to face these challenges alone. That is why we are taking action to protect Canadians from digital and financial threats and help build safer communities. In June 2026, we introduced Bill C-34, the Safe Social Media Act, to strengthen online safety by introducing new requirements for social media services and AI chatbot services and enhancing protections for children and young people. While laws exist to respond to harms once they have occurred, Bill C-34 shifts the focus toward preventing harms in the first place and holding platforms accountable for the safety of their users.

The Act includes two duties focused specifically on protecting children:

•	The Duty to Protect Children will apply to all regulated services under the Act and require them to incorporate design features aimed at protecting children from harm.

•	The Duty to Make Certain Content Inaccessible will require the rapid removal of content that sexually victimises a child or revictimises a survivor, or intimate content communicated without consent, including deepfake sexual images.

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The Act also includes a broader Duty to Act Responsibly which would apply to both social media services and AI chatbot services. It would require services to assess and mitigate risks related to seven categories of harmful content, label synthetically generated content, and give users clear and accessible tools to flag harmful content and block other users. AI chatbot services would have specific requirements under this duty aimed at reducing the risks of harmful content and behaviour, as well as increasing transparency around reporting thresholds in crisis situations.

To help implement the Act, Budget 2026 proposes to:

Establish the new Digital Safety and Data Protection Commission of Canada to enforce the Act, ensure compliance, and work toward creating a safer online space for Canadians. Budget 2026 proposes to provide $176.3 million over five years, starting in 2026-27, and $29.3 million ongoing to Canadian Heritage for this work.

Delivering the benefits of AI for all Canadians

AI is transforming daily life, changing how businesses operate while reshaping global economic competitiveness, productivity, and innovation. To ensure the benefits of AI are shared by all, it must be developed and used in ways that are safe, strengthen Canada’s sovereignty, and protect our democracy. As one of just four countries at the forefront of the AI revolution, Canada has a generational opportunity: one that we cannot afford to miss.

In June 2026, we launched Canada’s National AI Strategy: AI for All. Supported by an initial investment of $2.7 billion on a cash basis, the strategy strengthens digital privacy protections, protects Canadians from the safety risks of AI, expands access to computing power for Canadian researchers and businesses, and helps homegrown AI companies access the capital they need to grow. We are committed to a future where AI is adopted responsibly, in a way that truly serves all Canadians—building trust, expanding opportunities, and reinforcing our sovereignty.

With investments, programs, and new measures already well underway, AI for All cements Canada’s position as a global leader in this field.

Since September 2026:

•	Canada launched the National AI Literacy Initiative, a new partnership with the Alberta Machine Intelligence Institute (Amii) that will provide free AI training to help Canadians understand AI’s potential, use it responsibly, and benefit from its use.

•	Canada announced $162 million over five years for Mitacs to support 10,000 co-funded work placements for post-secondary students, recent graduates, and post-doctoral fellows to help Canadian businesses make better use of AI and give more students and researchers hands-on experience. This marks the first of up to 90,000 AI-related opportunities planned by 2031 under the AI for All Strategy.

•	Canada and Germany announced a joint investment of $150 million and €100 million in Montréal-based LawZero, founded by Canadian AI pioneer Yoshua Bengio, to help develop a trustworthy, transparent, and safe approach to advanced AI. Canada and Germany have also begun work through the

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Sovereign Technology Alliance to strengthen sovereign AI capabilities.

•	Canada supported the creation of a new Canadian-led open-source consortium between Mila and Mozilla, an initiative aiming to make advanced AI tools easier and more affordable for small- and medium-sized businesses to use while giving users greater control over their data.

•	Canada established the Prime Minister’s National Council on Artificial Intelligence to advise on Canada’s AI strategy, support the growth of Canada’s AI sector, and promote the safe use of AI.

•	Canada committed to an equity investment of up to $1.6 billion in Cohere, a Canadian success story poised to become a leader in sovereign AI. This equity stake will ensure Canadians can choose secure, sovereign, Canadian-made AI for decades to come and will create at least 1,000 high-paying technical jobs in Canada by 2030.

Canada is also working internationally to help Canadian AI companies reach new markets, support research partnerships, and promote the safe development and use of AI. Recent agreements with Spain in May 2026 and with South Korea and Saudi Arabia in July 2026 build on earlier partnerships, including an agreement signed with the European Union in December 2025.

We are also working to provide all students at Canadian universities, colleges, and CEGEPs with access to trusted AI agents. This puts capable, personal AI tools in the hands of the next generation of Canadian workers, researchers, and innovators, and will be part of broader efforts to ensure Canadians have access to the foundational tools to build an AI-skilled nation. Further details will be announced prior to the end of 2026.

Budget 2026 builds on this progress. It proposes to:

Support Canada’s continued participation in the Global Partnership on Artificial Intelligence via the International Centre of Expertise in Montréal on Artificial Intelligence. The Global Partnership on Artificial Intelligence is an international forum for countries to share information and develop practical tools related to responsible development of AI. Budget 2026 proposes to provide $6.2 million over four years, starting in 2027-28, to Innovation, Science and Economic Development Canada to support this work.

The rapid adoption of AI is driving unprecedented demand for compute power and chips, the foundational infrastructure needed to process data, train models, and power AI applications across areas such as health, agriculture, and natural resources. Canada has the clean power, land, and world-class talent to be a global leader in AI infrastructure. While new capacity is being built, much of it is being secured by large technology companies that can afford long-term contracts and rising computing costs. Often, this means that Canadian companies still cannot secure access to the computing capacity they need here at home.

To address these challenges, Budget 2025 committed to working with industry to advance a small number of large-scale, sovereign AI data centre projects in Canada. We are delivering on that commitment and have advanced collaborative agreements with leading proponents to move these projects forward. These investments will support both public and private sector needs. In addition to strengthening government capabilities and making government services more accessible, they will

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improve access to AI computing power for innovative Canadian companies, particularly those operating in high-growth and AI-intensive sectors.

Building on these initiatives:

Budget 2026 announces that Canada’s new government will enable Canadian AI companies to access 500 MW of sovereign AI compute through new financial tools, such as backstops and offtake agreements, to mobilise private capital and expand compute capacity.

Canada’s new government is also committed to working closely with international partners to explore the creation of a new body, such as a Technology Stability Board, to develop shared standards, assess whether advanced AI models are safe and remain under human control, and convene governments when new capabilities pose significant or emerging risks.

Supporting the Canadian Centre for Child Protection

For over 20 years, the Canadian Centre for Child Protection (C3P) has been on the frontlines responding to the steep and accelerating rise in online harms against children and supporting victims and survivors of child sexual abuse and exploitation.

In 2025 alone, Cybertip.ca, Canada’s tipline to report the online sexual exploitation of children, operated by C3P, received over 28,000 reports related to child sexual abuse and violence material. C3P also assisted around 2,500 children affected by online sexual violence. To build on the work of Bill C-34 and ensure victims, survivors, and families continue to have access to this critical support, Budget 2026 proposes to provide:

$8.4 million over three years, starting in 2027-28, to Public Safety Canada to support the Canadian Centre for Child Protection’s ongoing work in child protection.

Engaging communities and preventing violence

Preventing radicalisation requires early intervention, targeted support for at-risk individuals, and strong partnerships with communities. The Canada Centre for Community Engagement and Prevention of Violence leads the federal government’s efforts to counter radicalisation to violence by supporting research, community-based prevention programs, and interventions that help keep people from moving toward violence and extremism. To support this ongoing work, Budget 2026 proposes to provide:

$64 million over four years, starting in 2027-28, and $9 million ongoing to Public Safety Canada to support the activities of the Canada Centre for Community Engagement and Prevention of Violence, including $56 million over four years, starting in 2027-28, and $7 million ongoing to expand the Community Resilience Fund.

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Supporting victims of crime and reducing repeat offending

Being masters of our destiny means Canadians living, working, and enjoying themselves in safer communities. Yet when a crime does occur, it is key that we offer strong support for victims, while undertaking efforts to prevent future harm. Ensuring victims can access support, helping children and youth recover from crime, and reducing repeat offending all play important roles in building safer communities and a safer Canada. We are committed to supporting this work, which is why Budget 2026 proposes to provide:

$6 million over three years, starting in 2027-28, to Justice Canada to strengthen the Office of the Federal Ombudsperson for Victims of Crime and support its work reviewing complaints, identifying systemic issues, and advancing victims’ rights.

$30.9 million over three years, starting in 2027-28, to Justice Canada to ensure the continued availability of Intensive Rehabilitative Custody and Supervision services, which provide treatment and rehabilitation for eligible young violent offenders and help reduce repeat offending.

$12 million over three years, starting in 2027-28, to Justice Canada to expand support for Child Advocacy Centres, which provide coordinated, trauma-informed services for victimised children, youth, and their families.

Addressing gender-based violence

No one in Canada should have to live with the threat of gender-based violence. Yet too often, gender-based violence continues to have devastating impacts on individuals, families, and communities across Canada. Meaningful progress depends upon sustained action, strong partnerships, and ongoing investment. We are committed to supporting women, girls, and 2SLGBTQI+ people through initiatives that advance equality, strengthen community organisations, and help create safer and more inclusive communities across Canada.

Since launching the 10-year National Action Plan to End Gender-Based Violence in 2022, bilateral agreements with provinces and territories have helped expand prevention initiatives and improve supports for survivors. That is why, in July, we announced $607.4 million over four years, starting in 2027-28, to renew the bilateral agreements with provinces and territories to support continued action to end gender-based violence across the country.

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5.3 Protecting Canadians from digital and financial threats

Every day, Canadians make payments, do their banking, communicate, and live their lives on their digital devices. This has increased efficiency and unlocked productivity, and new advances in technology are benefiting Canadians in many ways. Yet at the same speed as technology evolves, so do the methods that criminals and other bad actors use to exploit Canadians and misuse the systems we rely on. Your data is valuable, and we are working to protect it.

That is why we are taking strong, forward-looking action in Budget 2026 to prevent economic abuse and fraud, combat financial crime, and protect the integrity of Canada’s financial system.

Modernising privacy legislation

In June 2026, we introduced Bill C-36, an Act to enact the Protecting Privacy and Consumer Data Act, which included major reforms to modernise Canada’s consumer privacy framework.

The legislation recognises privacy as a fundamental right for all Canadians and gives Canadians greater control over their personal information. It sets strong protections for children and youth, requires organisations to be clearer to Canadians on how they collect and use personal data, and holds companies accountable through tougher penalties for non-compliance.

Collectively, the government’s reforms would give Canadians greater assurance that their personal information is being handled responsibly, strengthen enforcement and oversight, and help strengthen Canada’s data and digital sovereignty.

Protecting against economic abuse

Budget 2025 announced the Code of Conduct for the Prevention of Economic Abuse. Since then, the government has moved quickly to turn that commitment into action, engaging survivors, community organisations, experts, and the banking sector to shape a practical and ambitious code, and is now negotiating its terms with banks.

Economic abuse—such as restricting access to money, sabotaging employment, or forcing debt—is a common form of gender-based violence. It can also affect seniors, who can often be vulnerable to financial manipulation or coercion by those they know and trust. This robs people of their independence and limits Canadians’ ability to build secure and fulfilling lives.

To support the creation and implementation of the Code of Conduct, the Department of Finance has worked with Women and Gender Equality Canada, Employment and Social Development Canada, and the Financial Consumer Agency of Canada, as well as many stakeholders, including the Canadian Centre for Women’s Empowerment.

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The proposed code would establish clear expectations for banks to prevent economic abuse, recognise warning signs, respond appropriately when concerns arise, and better support Canadians experiencing abuse. It would back those expectations with stronger employee training, internal safeguards, escalation processes, public reporting, and oversight by the Financial Consumer Agency of Canada.

Delivering Canada’s National Anti-Fraud Strategy

Canadians are increasingly targeted by sophisticated, technology-enabled fraud. It may look like a text from a relative asking for money, or a bank’s “new website” asking for credit card information. Almost instantly, Canadians can be defrauded without knowing what they did wrong until it’s far too late. Fraudsters are increasingly exploiting digital platforms, telecommunications services, and the financial system. These scams undermine Canadians’ confidence in our economy and profoundly threaten their financial security. The Canadian Anti-Fraud Centre reported losses totalling more than $704 million in 2025 alone—an amount estimated to represent only 5% to 10% of actual losses.

The private sector is already taking action to address this challenge. For example, Canada’s largest financial institutions and telecom companies jointly launched a Cross-Sector Anti-Fraud Exchange platform in October 2026, which will allow them to work together to identify and prevent repeat fraud as new techniques are developed.

To tackle this rising threat to the financial well-being of Canadians, strong government leadership is also needed. We are developing Canada’s first National Anti-Fraud Strategy, which brings together financial institutions, digital platforms, and telecommunication companies in a cross-sectoral approach to protect Canadians from fraud schemes as they evolve. Concurrently with Budget 2026, the Department of Finance Canada is publishing a policy statement outlining next steps for the Strategy.

To combat fraud and protect Canadians’ bank accounts, Budget 2026 announces the government’s intention to:

Introduce a legislated Multi-Sector Anti-Fraud Framework, as a cornerstone of the National Anti-Fraud Strategy, to enhance fraud-related protections for Canadians across the financial and telecommunications sectors and on digital platforms. To protect Canadians, organisations will be required to prevent, detect, disrupt, and respond to fraud, and to work with each other, across sectors, to resolve fraud-related complaints.

The Framework will be complemented by other legislative amendments to ensure the implementation of sector-specific anti-fraud requirements that protect users of financial, telecommunications, and digital platform services, including:

•	Amending the Bank Act to cap maximum consumer liability at $0 for any form of transaction resulting from unauthorised access to a consumer’s bank account, in the absence of gross negligence on their part.

•	Amending the Telecommunications Act, including giving the Canadian Radio-television and Telecommunications Commission (CRTC) the authority to introduce fraud prevention obligations for telecommunications service providers and to collect and publish information respecting the prevalence of fraudulent telecommunications.

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•	Amending Canada’s Anti-Spam Legislation (CASL), including providing authority for the CRTC to proactively disclose information to law enforcement.

We will consult on draft legislation and amendments before introduction. More information about the Strategy will be presented in 2027.

Detect, disrupt, deter financial crimes

Financial crimes have broad repercussions on the lives of Canadians and their communities. Money laundering supports and perpetuates economically motivated crimes such as drug trafficking, extortion, and fraud, which threaten the safety of our communities and the integrity of Canada’s robust, world-renowned financial system.

We take financial crime seriously and have taken significant steps in recent years to combat increasingly sophisticated schemes, while advancing new criminal justice reforms to help investigate and prosecute these crimes. We recently introduced measures:

•	In Bill C-29 to stand up the Financial Crimes Agency as Canada’s new lead enforcement agency on this issue.

•	In Bill C-12 to strengthen anti-money laundering and anti-terrorist financing (AML/ATF) supervision, compliance, and enforcement.

•	In Bill S-8 to address some of the most common types of cash-based money laundering, ban unlawful crypto ATMs, and protect money services businesses—which provide financial services such as remittances, foreign currency exchange, money transfers, virtual currency exchange—from illicit activity.

A recent international review of Canada’s AML/ATF framework by the Financial Action Task Force (FATF) recognised Canada’s progress on this issue. Canada’s strong legal framework, operational improvements, and aggressive pursuit of bad actors have helped upgrade Canada to the FATF’s best outcome category and placed us among countries whose AML/ATF systems are assessed to be broadly effective and aligned with international standards.

To strengthen Canada’s ability to detect, disrupt, and prevent financial crime as threats evolve, Budget 2026 announces the government’s intention to:

Strengthen oversight and close gaps that criminals can exploit

Improve information sharing between FINTRAC and OSFI, ensuring the appropriate safeguards for consumer information, and expand FINTRAC’s ability to obtain supervisory information from regulated entities.

Expand anti-money laundering requirements to cover higher-risk gambling activities, including certain pari-mutuel betting on horse racing, while exempting lower-risk activities.

Extend the AML/ATF registration regime, including to dealers in precious metals and stones, after engaging with industry.

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Make it harder to hide behind corporations

Help more government authorities with regulatory and enforcement responsibilities better detect and address the illicit use of shell companies and other complex corporate ownership structures by giving them access to non-public beneficial ownership registry information.

Strengthen the government’s ability to dissolve corporations being used for fraudulent purposes.

Tackle complex financial crimes

Bring forward legislation to strengthen investigative tools targeting organised criminals, modernise Criminal Code offences to address evolving forms of financial crime and strengthen penalties, and ensure that crime doesn’t pay by facilitating the recovery of proceeds of crime. Together, these reforms would improve Canada’s ability to detect, disrupt, investigate, and prosecute sophisticated financial crime.

Follow-the-money strategy against extortion

Too many Canadians are victims of extortion. Every day, people and businesses fall prey to organised criminal networks. These crimes are typically carried out by organised networks operating across borders and using digital platforms. That’s why coordinated, timely action between governments, law enforcement, and financial institutions is essential to combat it.

In 2026, FINTRAC stepped up its work with law enforcement and financial institutions to detect and disrupt these crimes. The results so far include:

•

250+ financial intelligence disclosures related to extortion, more than in the previous two years combined.

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800+ subjects identified.

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160,000+ financial transactions captured in those disclosures.

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900+ individual law enforcement officers reached through cross-country engagement.

Through its Countering Extortion Partnership, FINTRAC is also sharing emerging extortion trends and indicators with banks, credit unions, government, law enforcement, and other partners, helping businesses spot suspicious transactions and helping police advance their investigations. FINTRAC officers have been undertaking engagement activities with law enforcement in select cities across Canada to fight financial crime, including in Surrey, British Columbia; Brampton, Ontario; and Montréal, Québec.

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Addressing national security risks from investments by financial institutions

The government is encouraging investments by financial institutions as they contribute to building Canada Strong: they promote competition, innovation, and productivity in Canada, and provide the capital we need to get major projects built. At the same time, it is important to have the tools necessary to protect the integrity of the financial sector as capital flows in. Risks related to the investor or a Canadian business can arise after an investment has been reviewed, which means we must ensure the government maintains the ability to respond to national security threats over time. Banks are subject to distinct rules regarding the investments they make in Canada. As such, Budget 2026 proposes to:

Amend the Bank Act to provide the Minister of Finance with the authority to order the divestiture of investments held in Canadian businesses by banks if national security concerns emerge.

Cracking down on tax evasion and financial crime

Criminals should not be able to use Canada’s financial and tax systems to hide illicit income or launder the proceeds of crime. We are committed to ensuring the fairness of the tax system and addressing tax crimes to ensure that all Canadians pay their fair share. To make it harder for criminals to evade taxes:

Budget 2026 proposes to provide $182.4 million over four years, starting in 2027-28, to the Canada Revenue Agency to strengthen its capabilities to investigate tax evasion and work with law enforcement partners to combat money laundering and disrupt the flow of illicit income.

It is estimated that this measure will recover upwards of $60.3 million in revenue over three years starting in 2028-29.

Consulting on Canada’s Common Reporting Standard rules

Canadians expect everyone to pay their fair share, including those who hold financial assets in other countries. Exchanging tax information between national tax authorities helps promote compliance and combat offshore tax evasion. Canada is one of more than 120 jurisdictions participating in the OECD’s Common Reporting Standard, the global standard for automatically exchanging financial account information for tax purposes. A peer review identified areas where Canada’s implementation of these rules does not align with the global standard.

Budget 2026 announces the government’s intention to consult on potential measures to address these gaps and strengthen Canada’s implementation of the Common Reporting Standard.

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5.4 Strengthening disaster preparedness

Wildfires, earthquakes, and other natural disasters disrupt lives, damage homes and infrastructure, and leave communities recovering long after the immediate danger has passed. With the world increasingly facing the effects of climate change, Canadians need governments, emergency responders, and community organisations that are prepared to act quickly and support recovery when disasters inevitably strike. When life-altering events happen, Canadians always come together. We are stepping in to better support them.

Budget 2026 strengthens Canada’s ability to prepare for, respond to, and recover from disasters. It does this through investments that strengthen emergency management, support affected communities, and help protect the essential systems Canadians rely on in times of crisis.

Preparing for and responding to wildfires

Recent wildfire seasons have been among the most severe in Canadian history. This year, Canada had more than 5,400 wildfires that collectively burned approximately 4.5 million hectares of land; in total, they forced more than 33,750 people from their homes, including more than 8,800 people from Indigenous communities. Wildfires are devastating: they force people from their homes, destroy possessions, and put lives, businesses, and critical infrastructure at grave risk. Meeting the challenge posed by increasingly severe and less predictable wildfires requires greater preparedness and collaboration across all levels of government.

In Canada, no one is left behind. Canadians take care of one another, especially in moments of crisis. To help Canada better respond to the serious threat of wildfires, Budget 2026 proposes to provide:

Up to $2.5 billion in financing to De Havilland Canada delivered by Export Development Canada to help the company increase its production capacity of waterbombers at its facilities in Alberta. This investment will shorten delivery times for customers and help them fight domestic and global wildfires that are increasingly frequent and severe.

Strengthening emergency preparedness in First Nations communities

First Nations communities are often among the hardest hit by emergencies like wildfires. Extended evacuations can separate people from their homes, communities, and support networks for long periods of time, disrupting daily life and making recovery more difficult.

That is why Budget 2026 contains measures to help communities respond, recover, and prepare by strengthening emergency management support, expanding wildfire protection, and investing in First Nations-led fire safety priorities. In October 2026, we announced:

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•	$865.6 million in 2026-27 for the Emergency Management Assistance Program to respond to emergencies that occurred on reserve and an additional $446.2 million ongoing to support future response and recovery from emergencies.

•	$7.8 million in ongoing funding to support First Nations with wildfire protection where First Nations community boundaries are next to wildland.

•	$7 million in ongoing funding for the First Nations Fire Protection Strategy, which supports fire safety priorities identified by First Nations communities.

Protecting against catastrophic earthquake risks

Many Canadians face significant earthquake risk, particularly in southwestern British Columbia and the region between Ottawa and Québec City. While Canada’s property and casualty insurance sector is among the best prepared in the world for earthquake losses, the most extreme earthquakes can place extraordinary pressure on the insurance system, affecting its ability to respond and continue providing essential insurance services to Canadians.

To strengthen Canada’s ability to respond to these rare events and allow insurers to focus on helping Canadian households and businesses recover when support is most needed, Budget 2026 announces the government’s intention to:

Introduce legislation establishing the Canadian Earthquake Insurance Facility. Financed through nominal levies on insurers, the Facility would provide emergency funding of up to $50 billion to the property and casualty insurance sector following an extreme earthquake, supporting victims by increasing insurers’ ability to pay claims and promoting financial stability. We would work with industry to implement the Facility quickly for federally regulated insurers, while working with provinces and territories to extend access to provincially regulated insurers. The legislation would be reviewed five years after implementation to assess its impact on the earthquake insurance market.

Enhancing the Memorial Grant Program for First Responders

First responders are there when Canadians need them most, protecting lives, supporting communities, and helping people through moments of crisis. To recognise their service and sacrifice, the government intends to increase the maximum payment under the Memorial Grant Program for First Responders, which supports families of first responders that die as a result of their duties. Further details will be announced in the Spring Economic Update 2027.

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Spotlight on gender and diversity impacts

Budget 2026 will help make communities more resilient by:

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Funding the Digital Safety and Data Protection Commission of Canada to help ensure regulated online services are accountable for making online spaces safer, particularly for children, by requiring them to address harmful content and enhance privacy protections. A 2022 Statistics Canada survey found that 74% of youth reported seeing several types of harmful content online at least once in the past year, including content that may incite hate or violence, compared to 51% in the overall population.

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Expanding funding for the Canada Centre for Community Engagement and Prevention of Violence to support initiatives to prevent radicalisation to violence in Canada. This will particularly benefit populations affected by or vulnerable to evolving pathways to violence, including young people, who may be at risk of online radicalisation and exposure to violent extremist content. In 2024-25, 362 clients received services from organisations supported by the Canada Centre’s Community Resilience Fund, the majority of whom were under the age of 25.

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Funding to support victims of crime and reduce repeat offending to strengthen services for victims and survivors, including more coordinated, trauma-informed supports for children and youth who have experienced victimisation. For young offenders with mental illnesses, rehabilitative supervision will help address factors contributing to criminal behaviour and reduce the risk of repeat offending.

•

Renewing bilateral agreements with provinces and territories to end gender-based violence, help strengthen prevention efforts, and improve access to support for victims and their families. Benefits would be particularly significant for groups disproportionately affected by gender-based violence, including women and girls, Indigenous women and girls, 2SLGBTQI+ people, racialised women, newcomers, and persons with disabilities. For example, 61% of Indigenous women and 55% of women with disabilities report experiencing intimate partner violence at least once in their lifetime.

•

Funding the Emergency Management Assistance Program to support First Nations communities in strengthening local emergency management capacity advancing community-led preparedness and mitigation initiatives, and ensuring reliable access to support before, during, and after emergencies. With First Nations communities often among those most affected by the increasing frequency and severity of emergencies, this measure will help reduce the impacts of future emergencies, support faster recovery, and strengthen long-term community resilience.

Further information on the expected gender and diversity impacts of Budget 2026 measures across a range of population groups is provided in Annex 4.

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Chapter 5

A safe and sovereign Canada

millions of dollars

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	Total
5.1 Defending Canada	-166	501	39	240	141	755
Advancing the Defence Drone Initiative¹*	...	215	369	374	451	1,410

Less: Funds previously provisioned in the fiscal framework		-215	-369	-208	-236	-1,028
Expanding Operation REASSURANCE²*	1,400	1,330	1,373	1,415	1,475	6,994

Less: Funds previously provisioned in the fiscal framework and sourced from existing departmental resources	-1,400	-1,330	-1,373	-1,415	-1,475	-6,994
Supporting Canadian Armed Forces members and their families after the Wainwright tragedy	16	13	0	0	0	28
Strengthening Canada’s defence industrial base³*	124	595	821	624	438	2,602

Less: Funds previously provisioned in the fiscal framework and sourced from existing departmental resources	-305	-140	-845	-665	-685	-2,641
Protecting Canada through sovereign intelligence*	---	33	63	114	174	384
5.2 Keeping Canadians safe at home	264	565	791	808	521	2,949
Making online spaces safe for everyone	8	33	50	57	59	206
Less: Costs to be recovered	---	---	---	---	-29	-29
Delivering the benefits of AI for all Canadians – AI for All⁴	257	346	551	562	323	2,038
Delivering the benefits of AI for all Canadians - Global Partnership on Artificial Intelligence	...	2	2	2	2	6
Supporting the Canadian Centre for Child Protection	...	3	3	3	–	8
Engaging communities and preventing violence	...	16	16	16	16	64
Supporting victims of crime and reducing repeat offending	...	14	18	18	0	49
Addressing gender-based violence⁵	...	152	152	152	152	607
5.3 Protecting Canadians from digital and financial threats	1	25	33	32	37	128
Delivering Canada’s National Anti-Fraud Strategy	1	1	1	1	1	6
Cracking down on tax evasion and financial crime*	...	24	42	53	64	182
Less: Projected revenues	...	...	-11	-22	-28	-60
5.4 Strengthening disaster preparedness	866	463	419	408	408	2,564
Preparing for and responding to wildfires⁶	...	2	2	2	2	8
Strengthening emergency preparedness in First Nations communities⁷*	866	461	461	461	461	2,710
Protecting against catastrophic earthquake risks	...	...	-44	-55	-55	-154
Additional investments – A safe and sovereign Canada	...	63	61	55	18	197
Supporting the Canadian Cyber Defence Collective’s Strategic Forum	...	3	3	3	3	12
Funding proposed for PS to support the Canadian Cyber Defence Collective’s Strategic Forum. The Strategic Forum serves as Canada’s national platform for cyber leadership and coordinated action by convening experts to co-develop practical, cross-sector solutions that enhance Canada’s collective cyber resilience.

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	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	Total
Supporting enforcement activities related to Canada’s Afghanistan resettlement initiatives	...	4	5	5	–	14
Funding proposed for CBSA to continue enforcement activities associated with Afghan nationals who arrived under the Afghanistan Special Immigration Measures and related resettlement initiatives.
Delivering Canada’s sanctions regime*	...	6	6	6	6	25
Funding proposed for GAC, FIN and the RCMP to continue delivering Canada’s sanctions regime.
Supporting the integrity of the immigration system	...	24	24	24	–	73
Funding proposed for CBSA to continue to support the timely identification and removal of individuals who are inadmissible to Canada.
Supporting the Strategic Cooperation Centre on Information Sharing	---	1	1	1	1	4
Funding proposed for PS to support the Strategic Cooperation Centre on Information Sharing, which is the Government of Canada’s centre of expertise on the Security of Information and Disclosure Act.
Preventing the smuggling of migrants	...	6	6	–	–	13
Funding proposed for the RCMP to maintain activities to detect, deter, and disrupt migrant smuggling operations targeting Canada.
Administering the Criminal Code Authorisation Regime for humanitarian assistance	---	6	6	6	6	23

Funding proposed for PS and the RCMP to administer the Criminal Code Authorisation Regime, a process to facilitate the delivery of necessary international assistance activities in terrorist-controlled areas, while mitigating the risk that funding will benefit a terrorist group.

Combatting auto theft*	...	8	9	9	1	26
Funding proposed for CBSA to sustain its ability to identify, examine, and detain suspected stolen vehicles before they leave Canada.
Canada in a Changing Climate	...	1	1	1	1	4
Funding proposed for NRCan to continue to support the Canada in a Changing Climate National Assessment Process to synthesise knowledge on climate change impacts and adaptation in Canada.
Strengthening flood resilience	...	3	–	–	–	3
Funding proposed for PS to continue implementation of Canada’s Flood Risk Finder.
Chapter 5 - Net fiscal impact	966	1,617	1,342	1,543	1,126	6,593
Of which, capital investment:	196	674	505	422	206	2,004

¹ Advancing the Defence Drone Initiative was announced on July 23, 2026.

² Expanding Operation REASSURANCE was announced on July 8, 2026.

³ The Ukraine Support Loan component of the “Strengthening Canada’s defence industrial base” was announced on October 30, 2026.

⁴ Delivering the benefits of AI for all Canadians – AI for All was announced on June 4, 2026.

⁵ Addressing gender-based violence was announced on July 16, 2026.

⁶ Preparing for and responding to wildfires was announced on October 30, 2026.

⁷ Strengthening emergency preparedness in First Nations communities was announced on October 26, 2026.

Note:

i. An ellipsis (...) indicates no adjustments to existing funding levels (that is, no additional funding, or reduction in funding, is being proposed), or no funding implications (for example, a one-time event or a new program that begins in future years).

ii. A dash (-) indicates that consideration of a further extension will occur at a later time.

iii. A starred 0 (0*) indicates an amount of less than $0.5 million, which rounds to zero in this table.

iv. Measures that include funding classified as a capital investment are marked with an asterisk (*).

v. Numbers may not add due to rounding.

vi. A glossary of abbreviations used in this table can be found at the end of Annex 1.

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6.1	Simplifying the tax system

6.2	Making government work better for Canadians

6.3	Lowering the costs of government

6.4	Getting more value from public assets

Chapter 6: A more efficient

government

Building Canada Strong requires a government that delivers on its priorities. Canadians need public services to be reliable and accessible, a tax system that is easy to navigate, and public institutions that make good use of the resources entrusted to them.

In a more uncertain world, Canada’s new government is ensuring that it delivers certainty and stability for Canadians. Being masters of our destiny means having a government that Canadians can understand and depend on to deliver what they need.

Budget 2026 builds on the Comprehensive Expenditure Review and other actions already underway to strengthen our fiscal discipline and ensure that government is focused on what matters most. It introduces measures to improve how we operate, advances the most ambitious tax simplification effort in decades, saving Canadians money and time, and ensures public assets continue to deliver value and support our ambitious economic growth agenda.

Together, these measures will deliver better results, make more efficient use of taxpayer dollars, and focus resources where they are needed most.

Taking action in Budget 2026

Budget 2026 announces initiatives to improve government efficiency and effectiveness to better serve a strong and united Canada, including

Introducing flat-rate claims for selected tax deductions and credits and simplifying tax filing for Canadians.

Strengthening outreach to bring more people into the tax and benefit system, thus helping an estimated 150,000 more Canadians receive benefits to which they are entitled.

A single May 15 deadline for filing tax returns and paying taxes owing, making tax filing simpler and more accurate.

Federal decisions on major projects within one year, with impact assessments and permit reviews conducted at the same time.

Investments in digital transformation to improve federal services and make the public service more productive.

A more streamlined federal financing system, including the proposed merger of the activities of the Business Development Bank of Canada and Export Development Canada.

Getting more value from federal assets by improving how they are managed, operated, and developed.

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These measures build on steps we have already taken, including:

✓

Budget 2025’s commitment to saving $13 billion annually by 2028-29 through the Comprehensive Expenditure Review, with total savings and revenues of $60 billion over five years when combined with other measures.

✓	Reduced spending on external management and other consulting services by 20% over the next three years, achieving annual savings of $0.9 billion by 2028-29.

✓	Launching Digital Transformation Canada to improve how government develops, buys, and uses technology.

✓	Directing more federal spending toward Canadian businesses and products through the Buy Canadian Policy.

6.1 Simplifying the tax system

Our tax system funds the services that Canadians need. It maintains the infrastructure Canadians rely on, builds the energy projects that power our country, and supports the high-paying careers that those projects create.

Over time, however, the tax system has become more complex. Confusing administrative requirements make it harder for Canadians and businesses to claim the deductions and credits they are entitled to when meeting their tax obligations. As we work to improve affordability and efficiency, it is equally important that we simplify the tax system, reducing the time and effort required from Canadians to engage with it.

Budget 2026 addresses this by launching the most ambitious effort in a generation to improve how Canadians interact with the tax system and reduce the time spent on complying with tax obligations (the time spent by citizens unnecessarily interacting with the government). Through a substantial first package of reforms, we are making tax relief easier for Canadians to access and ensuring that support is delivered more effectively to those who need it.

These measures would directly simplify tax filing for more than 1.5 million people and would mark the next step in a broader effort to build a better, fairer, and simpler tax system that is more accessible. Many of these measures will have the added benefit of making life more affordable for Canadians.

We will build on these efforts by announcing additional measures in the future to make the tax system easier to navigate and administer.

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Guiding principles for tax simplification

Canada’s new government is committed to simplifying the tax system. Measures announced in this budget will reduce the compliance and administrative burden for millions of taxpayers and represent a first step in that direction. Guided by the following principles, we will continue to make tax simplification a core priority.

1. Putting the taxpayer experience at the centre of tax simplification

Simplification should be designed around how taxpayers experience the system in practice, from understanding and meeting their obligations to accessing relief and resolving issues.

2. Making tax rules easier to understand, comply with, and benefit from

Taxpayers should be able to understand their obligations, anticipate how tax rules will apply to their decisions and circumstances, and more easily access the relief for which they qualify.

3. Keeping the tax system responsive to change

Tax rules and administrative requirements should evolve with economic and business practices. Outdated provisions should be reviewed where they create unnecessary complexity or no longer serve their intended purpose.

4. Reducing unnecessary interactions with the Canada Revenue Agency

Simplification should reduce avoidable reassessments, extension requests, filings, and other administrative touchpoints with the Canada Revenue Agency (CRA). Digital services should make interactions with the CRA simpler and more efficient, rather than reproducing existing complexity online. This will reduce the time tax—minimising the time citizens spend interacting with government.

5. Reducing burden while preserving fairness and integrity

Reporting and procedural requirements should be focused on cases where they materially support compliance, fairness, and revenue protection. Businesses and individuals should spend less time on tax administration while maintaining the intended operation of the tax system.

Implementation commitment

We are committed to making quick, meaningful progress toward a simpler tax system, recognising that deeper reforms will take time and sustained effort. A second tranche of measures toward tax simplification will be announced in the Spring Economic Update 2027.

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Making it easier for Canadians to manage their taxes

Every year, Canadians spend hours navigating complex tax rules, deadlines, and payment requirements. To save Canadians time and effort while making it easier for them to meet their tax obligations, Budget 2026 proposes to:

Amend the Income Tax Act to increase the instalment thresholds, which have not changed since 2008, to $7,500 and index them to inflation. In addition, Budget 2026 proposes to simplify the instalment regime for self-employed business owners, including by allowing them to make a single payment of two thirds of their net tax owing by December 31. As a result, nearly 1.1 million individuals and 185,000 small incorporated businesses would no longer pay taxes in instalments. This would also reduce the compliance burden for 190,000 self-employed individuals. This measure would apply to 2028 and subsequent taxation years.

This measure ensures that Canadians can focus on the things that matter—not filling out unnecessary forms and paperwork.

More flexible tax instalments

Seniors often receive income from sources that are not subject to tax withholding, including Old Age Security, the Canada Pension Plan, and a Registered Retirement Income Fund. Under the current $3,000 instalment threshold, an Ontario senior earning $40,000 from such sources would have to pay quarterly tax instalments of about $750 each throughout the year. Under the proposed $7,500 threshold, they would instead pay their $3,000 tax bill when they file their tax return the following year, reducing paperwork and stress.

Some self-employed individuals earn most of their income during the summer but can be required to pay quarterly tax instalments earlier in the year, on income they have not yet earned. Raising the tax instalment thresholds for self-employed business owners would allow them to make a single instalment payment on December 31 and pay the remainder of their tax owing by the applicable balance due date the following year. This improved cash flow could be invested into their business, allowing them to hire more workers.

To reduce the time and effort Canadians are required to spend managing their tax affairs, Budget 2026 proposes practical changes to simplify deadlines, filings, and interactions with the CRA, ultimately reducing the time tax on Canadians:

Make tax filing simpler and more accurate by setting May 15 as the single due date for filing returns and paying taxes owing (including for self-employed individuals). Providing tax filers and the CRA with additional time to receive and process tax slips will reduce the number of reassessments and minimise interactions with the CRA for many individuals and small business owners. This measure would apply for the 2027 and subsequent taxation years and is expected to save Canadians about $230 million in interest and penalty payments over five years, starting in 2026-27, with $55 million in ongoing annual savings.

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Extend the timeframe to file a notice of objection and remove the need for taxpayers to request an extension of time. Taxpayers currently have 90 days to file a notice of objection to an income tax assessment (or the later of 90 days and one year from the tax return filing due date in the case of an individual or graduated rate estate) and, in most situations, have an additional year to request an extension of time to file. Budget 2026 proposes to provide most taxpayers with one year after a notice of assessment is sent to file an objection, while individuals and graduated rate estates would have until the later of that date and two years after their tax return filing due date. This change would simplify the process for individuals and businesses and eliminate the need for the CRA to review and approve extension requests.

Increase the $100,000 foreign property threshold for filing a Foreign Income Verification Statement (T1135) to $200,000, which would exempt approximately a third of all current filers from the obligation to file. The CRA would also increase the threshold for simplified reporting from less than $250,000 to less than $500,000. These measures would apply to taxation years that end after 2026.

Complex documentation and eligibility rules can prevent Canadians from receiving the tax relief or savings support they qualify for. Budget 2026 proposes to amend the Income Tax Act to reduce these barriers, including:

Simplifying the Northern Residents Deductions, for 2027 and subsequent taxation years, so that the calculation of the travel deduction no longer depends on whether an individual receives employer-provided travel benefits. This would make the deduction easier to calculate and claim. Certain limits on the residency deduction would also be removed. This measure is expected to provide $99 million over four years, starting in 2027-28, and $26 million ongoing in additional tax relief.

Provide more tax relief for northern residents

Northerners claiming travel expenses under the Northern Residents Deductions who do not receive travel benefits from their employer cannot currently claim more than a $1,200 “standard amount,” and must carefully allocate the standard amount across their trips to maximise their travel claim. As a result of these changes, Northerners would no longer be limited by their employer travel benefit or the $1,200 “standard amount” limit, and could skip this step entirely. People who bought the cheapest available airfare to the nearest designated city could simply claim the cost of their ticket.

As of January 1, 2027, permanently allowing a qualifying family member to open a Registered Disability Savings Plan (RDSP) on behalf of an adult whose ability to enter into a contract for an RDSP is in doubt, and who does not have a legal representative. The measure is expected to provide $39 million over five years, starting in 2026-27, and $15 million per year ongoing in additional Canada Disability Savings Grants and Canada Disability Savings Bonds.

Broadening the definition of a qualifying educational program, effective for 2027 and subsequent taxation years, to no longer exclude programs for which a student received tuition assistance from an employer. This change would make eligibility for the tax exemption for scholarships, fellowships, and

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bursaries easier to understand and ensure students receiving such assistance can still benefit from it.

Simplifying tax relief for apprentice vehicle mechanics who are eligible for tax relief on the cost of their tools. Apprentice vehicle mechanics would no longer have to separately claim the Tradesperson’s Tools Deduction and would no longer be subject to an income-based threshold on their claim. This measure would apply to 2027 and subsequent taxation years and is expected to provide $12 million over four years, starting in 2027-28, and $3 million ongoing in additional tax relief.

Removing an unnecessary rule that reduces the amount of travel expenses that commission employees can deduct for work if they choose to claim certain other expenses they incur to earn commission income. This rule forces some commission employees to calculate their expense deductions under two different rule sets to optimise their taxes, which unnecessarily complicates their tax filing process. This measure would apply to the 2027 and subsequent taxation years and is expected to provide $4 million over four years, starting in 2027-28, and $1 million ongoing in additional tax relief.

Making it simpler for tens of thousands of Canadians, particularly persons with disabilities and those with ongoing medical needs, to claim the Medical Expense Tax Credit. Instead of requiring a prescription for each specific device or service, certain expenses would require either no medical documentation or only certification of the underlying medical condition. This could allow individuals to use the same certification to claim multiple eligible expenses related to their condition, reducing paperwork for both patients and medical practitioners while maintaining appropriate safeguards. These changes would apply for the 2026 and subsequent taxation years.

Removing the $1,000 cap on the amount of work expenses that employed artists can deduct in a year, effective for 2027 and subsequent taxation years. This would make it easier for employed artists to claim their expenses and claim them in a timelier fashion. This change is in addition to measures in Chapter 4 that will support creatives and artists.

Combining the Volunteer Firefighters Tax Credit and the Search and Rescue Volunteers Tax Credit into a single streamlined Volunteer Firefighters and Search and Rescue Volunteers Tax Credit, as of the 2027 taxation year, for individuals who perform either role or a combination of both. This new combined credit would continue to provide for a 14% non-refundable tax credit based on an amount of $6,000.

Having to keep track of receipts throughout the year adds to the burden of complying with the tax system and can discourage Canadians from claiming the deductions and credits that they are eligible for.

To address this, we are introducing a series of measures that would allow eligible Canadians to claim set amounts for certain expenses without having to retain all their receipts or itemise their costs. Budget 2026 proposes to amend the Income Tax Act, for the 2027 and subsequent taxation years, to introduce flat-rate claim methods for certain deductions and credits:

People who move for work or school would be able to deduct an optional flat $1,000 under the Moving Expense Deduction instead of individually itemising their expenses. It is expected that this change would benefit around

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30,000 individuals. The measure would provide $4 million over four years, starting in 2027-28, and $1 million ongoing in additional tax relief for Canadians.

Individuals undertaking a qualifying renovation under the Home Accessibility Tax Credit would be able to claim a one-time optional flat $1,000 in a given year. It is expected that this proposal would benefit around 14,000 individuals by eliminating the need to track all of their expenses.

Members of the clergy would be able to claim an optional flat $1,000 per month that they are eligible for the Clergy Residence Deduction, up to their annual remuneration. It is expected that this change would benefit around 9,000 individuals. This measure would provide $27 million over four years, starting in 2027-28, and $7 million per year ongoing in additional tax relief.

Eligible individuals would be able to claim an optional flat $2,000 under the Medical Expense Tax Credit for the care, maintenance, and other related expenses incurred for a service dog specially trained to assist them with their disability or medical condition, and an optional flat $500 for incontinence products required for medical purposes, without the need to track and document these expenses. It is estimated that around 30,000 individuals would no longer have the burden of itemising these expenses.

Furthermore, for the 2026 and subsequent taxation years, individuals with celiac disease would be allowed to claim an optional flat $1,000 under the Medical Expense Tax Credit for incremental gluten-free food expenses, without the need to calculate and document these extra costs. It is estimated that around 35,000 individuals would benefit from this change. The measure would provide $7 million over four years, starting in 2027-28, and $2 million per year ongoing in additional tax relief.

A simpler Medical Expense Tax Credit

Individuals with celiac disease must follow a strict gluten-free diet. While they can claim the additional cost of gluten-free food under the Medical Expense Tax Credit, doing so requires keeping receipts and frequently calculating the difference in price between gluten-free products and regular alternatives. With a new flat amount for incremental gluten-free food expenses, an individual with celiac disease could simply claim $1,000 instead of tracking and documenting those expenses.

Individuals adopting a child would be able to claim an optional flat $1,200 under the Adoption Expense Tax Credit for the year they complete the adoption. As a result of this proposal, around 1,700 individuals would no longer need to track adoption-related expenses they incurred.

Eligible tradespeople and apprentices who undertake an eligible temporary relocation would be able to deduct an optional flat $1,500 in a year under the Labour Mobility Deduction for Tradespeople instead of itemising their expenses.

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Making it easier to manage retirement savings

Canadians should be able to confidently manage their retirement savings without having to navigate unnecessary rules or move their savings between different accounts as they age. Simplifying registered retirement savings plans (RRSPs) and registered retirement income funds (RRIFs) would make it easier to save, draw income, and transfer retirement savings to a spouse or partner after the death of the account holder.

Budget 2026 announces the government’s intention to merge the tax rules applicable to RRSPs and RRIFs, introducing an “RRSP-for-life.” This would eliminate the need to convert an RRSP to a RRIF at age 71. It would also allow a surviving spouse or partner to become a successor holder of an RRSP and simplify tax-free transfers to qualified survivors after the death of the account holder. This would not change minimum withdrawal requirements after age 71.

Connecting more Canadians to federal benefits

We are working to make it easier for Canadians to file their taxes and receive the benefits to which they are entitled, including the Canada Groceries and Essentials Benefit, the Canada Child Benefit, and the Canada Workers Benefit.

Budget 2025 launched Automatic Federal Benefits, including pre-filled tax returns for up to 5.5 million low-income Canadians by the 2028 tax year. It also announced legislative amendments enabling the CRA to file returns on behalf of eligible lower-income Canadians with simple tax situations who do not owe tax and do not file on their own. The CRA plans to offer a pre-filled return to about one million known filers, starting in the 2027 filing season.

To build on this progress, Budget 2026 proposes to provide the CRA with $22.3 million over four years, starting in 2027-28, and $5.9 million in 2031-32, to strengthen outreach with people disconnected from the tax and benefits system.

As a result of these efforts, an estimated 150,000 more Canadians are expected to receive benefits to which they are entitled, at an estimated cost of $312 million over three years, starting in 2028-29, and $180 million ongoing.

Making it easier to do business

Canadian businesses should be focused on growing, creating more jobs, and expanding their opportunities at home and abroad: they shouldn’t need to waste time and resources navigating tax paperwork. We are working to simplify our tax administration and reduce compliance burdens for businesses. That way, our firms can get back to doing what they do best and create value and jobs for Canadians.

Simplifying business tax rules

Taxable preferred shares: The taxable preferred share regime is intended to prevent the erosion of corporate tax revenues through after-tax financing using preferred shares. Budget 2026 proposes to reduce the administrative and compliance burden of the taxable preferred share regime by:

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○	Exempting dividends paid by Canadian-controlled private corporations, applicable to dividends paid after Budget Day.

○	Increasing the dividend allowance from $500,000 to $1,500,000 and the threshold for the reduction of the dividend allowance from $1,000,000 to $3,000,000, applicable to taxation years that end after 2026.

○	Launching a consultation on the broader preferred share regime with a view to making further changes to improve and simplify the rules.

Corporate loss transfers: Budget 2026 announces the government’s intention to introduce a corporate loss transfer rule. It invites stakeholder comments on a proposal to allow, in certain circumstances, the transfer of current-year non-capital losses within wholly owned corporate groups. The consultation seeks feedback on a simpler alternative to existing loss consolidation transactions, which can be complex, costly, and administratively burdensome.

Taxable Canadian property: Budget 2026 proposes to simplify the withholding and remittances rules that apply when non-residents dispose of taxable Canadian property by exempting certain tax-deferred transactions from those rules and reducing the withholding and remittance rates applicable to corporations.

Corporate tax elections: To reduce the administrative burden of making certain income tax elections and agreements, Budget 2026 proposes to eliminate the requirement for a corporation to file a certified copy of a resolution of its directors authorising the election or agreement.

Supporting specific sectors and organisations

Intergenerational Farm Transfer Support: The intergenerational rollover allows farmers and fishers to transfer qualifying farm and fishing property to a child or grandchild on a tax-deferred basis. To better facilitate the continued operation of family-owned farms and fishing operations, Budget 2026 proposes to expand eligibility for the rollover to nieces and nephews. This measure would apply to transfers that occur on or after January 1, 2027.

Excess Corporate Holdings Regime: Budget 2026 proposes to simplify the rules for registered charities by eliminating the excess corporate holdings regime for private foundations, relying instead on simpler rules that previously applied. This change would allow private foundations to better focus their efforts on their charitable and grant-making activities for the benefit of the charitable sector and all Canadians. This measure would apply to the 2027 and subsequent taxation years.

A Common Cannabis Excise Duty Stamp: To simplify requirements for licensed cannabis producers, Budget 2026 proposes to introduce a common cannabis excise duty stamp for all provinces and territories with the same excise duty rate: British Columbia, Québec, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland and Labrador, Yukon, and the Northwest Territories. This would reduce the number of unique cannabis excise duty stamps from 13 to 6, considerably reducing the compliance burden on licensed producers of cannabis. Alberta, Saskatchewan, Ontario, and Nunavut, which also have Coordinated Cannabis Taxation Agreements with the federal government, would

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be invited to adopt the common stamp, and may indicate their desire to do so by January 31, 2027. The common stamp would become available to licensed producers on January 1, 2028.

Making it simpler for businesses to invest with the Productivity Mega Deduction

The Productivity Mega Deduction is making it simpler and more attractive for businesses to invest by allowing immediate expensing for most new capital investments. This means that eligible investments can be fully written off against taxable income in the year that they become available for use, instead of being depreciated over time.

For eligible investments, businesses can focus more on making investment decisions and less on the timing of tax deductions under different capital cost allowance classes. Making this measure permanent also provides greater certainty for businesses making long-term investment decisions, and reduces the need to track changing capital cost allowance rates over time.

6.2 Making government work better for Canadians

With unprecedented technological change, geopolitical volatility, and the imperative to grow our collective prosperity, the federal government is transforming itself to become more efficient and effective. Canadians expect a government that delivers services while minimising the use of taxpayer dollars. That is what we are delivering with Budget 2026.

A more efficient government means that we can better support Canadians and better deliver on our promise to build Canada Strong. That is why we are retooling how we deliver services to modernise government operations, strengthen service delivery, improve accountability, and make better use of Canadian taxpayer dollars.

We are executing reforms that will further reduce red tape and improve how the government works for Canadians, ensuring that public resources are focused where they are needed most.

Advancing artificial intelligence in government through Digital Transformation Canada

Canadians expect government services to keep pace with changing technology. To make these services simpler, faster, and easier to use, we are establishing Digital Transformation Canada, a new federal organisation that will lead the adoption of AI and other emerging technologies across the public service.

Digital Transformation Canada will bring together key digital groups across the public service, including Shared Services Canada and the Canadian Digital Service. It will also recruit private-sector experts on a short-term basis through a new fellowship program, bringing specialised skills into government while building expertise within the public service.

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Digital Transformation Canada will develop, test, and scale new tools across government to reduce duplication and costs, improve Canadians’ experience with federal services, and strengthen Canada’s digital sovereignty.

Budget 2025 announced the creation of an Office of Digital Transformation, which was subsequently launched as Digital Transformation Canada. Work to establish the new organisation is now well underway. Building on this progress, Budget 2026 proposes to provide:

Approximately $1 billion over five years, on a cash basis, starting in 2026-27, to establish a Government Transformation Fund that will accelerate transformative Information Technology (IT) projects to improve service delivery for Canadians and help make the public service more productive.

$17.6 million over five years, starting in 2026-27, and $4.2 million in 2031-32, to establish a Fellowship Program through Build Canada Exchange to recruit technical experts, professionals, and academics to support priority projects.

To deliver on Digital Transformation Canada’s transformative mandate, Budget 2026 announces the government’s intention to introduce the Digital Transformation Canada Act. The Act would establish a legislative framework for the delivery, governance, and management of digital and information technology services and capabilities across the Government of Canada.

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Leveraging AI to better serve Canadians

We are already using secure Canadian AI tools to improve services and help public servants work more efficiently:

GCtranslate, an AI-powered translation tool launched in 2025, supports a more agile, modern, and bilingual public service. Since June 2025, GCtranslate has translated over 400 million words, and it is now accessible to more than 70 federal departments and agencies, providing over 310,000 public servants with virtually instantaneous translation services, which are then personally reviewed before usage.

CANChat, an enterprise generative AI tool, now supports over 26,000 chats per month. This tool helps public servants summarise information, translate documents, analyse data, conduct research, and generate ideas. CANChat is freeing up an estimated 15,000 to 60,000 hours every week that can be used for higher-value work while delivering better value to taxpayers and better services for Canadians.

Contact centres across government are using new technologies, including AI-enabled tools, to improve service delivery for Canadians by reducing wait times, streamlining services, and providing enhanced support to service agents. The CRA, for example, has introduced AI-powered virtual assistants to help people quickly find information and get answers to routine questions, allowing service agents to focus on cases requiring individualised assistance. In 2025-26, the tool handled approximately 2.6 million questions across 1.8 million chat sessions.

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Reducing red tape and accelerating federal regulatory approvals

Canada’s new government is taking action to reduce red tape and make it easier for businesses to invest, innovate, and grow, while protecting Canadians’ health and safety, and the environment. The Cutting Red Tape for All Canadians Act proposes targeted amendments to 31 individual pieces of legislation and their corresponding regulations to reduce unnecessary regulatory burden. These measures would remove irritants and obstacles that cost Canadians and businesses time and money. By streamlining processes, reducing duplication, supporting innovation, and accelerating decision-making, these changes could result in $264 million in savings over 10 years for both the government and the private sector.

We are also advancing broader reforms through the new Cabinet Directive on Regulatory Competitiveness and Red Tape Reduction. The Directive puts Canada’s long-term competitiveness at the centre of how federal regulation is developed. It will require regulators to reduce regulatory burden costs by $2 for every $1 added. Regulators would also be required to assess the impacts of regulatory proposals on competitiveness, remove outdated rules as quickly as possible, use recognised national or international standards by default, and regularly review regulations to ensure they remain effective and up to date.

In addition, we are modernising federal regulatory processes to speed up decisions on major projects so that Canada can build big again—in a timely, efficient, and predictable manner. These changes improve Canada’s ability to build at scale and speed again and attract international investment, while maintaining our rigorous health, safety, and environmental standards and upholding the rights of Indigenous Peoples.

In May 2026, we released a discussion paper outlining proposed legislative, regulatory, and policy reforms. We followed this up by undertaking public engagement throughout the summer. Building on this work, in September 2026, Canada’s new government introduced Bill C-39, the Building Canada Strong Act, to implement reforms aimed at making federal reviews and decisions on major projects faster, more coordinated, and more predictable. The reforms include:

•	One project, one decision, one year: Federal impact assessments and permit reviews would be conducted at the same time rather than one after the other, with decisions issued within a maximum of one year after proponents have provided all required studies and information.

•	Establishing a single Crown consultation process: A new Crown Consultation Hub within the Impact Assessment Agency would coordinate a single, streamlined federal consultation process for each major project, reducing duplication, easing consultation fatigue for Indigenous groups, and improving coordination across federal and provincial governments.

•	Issuing one project decision: Projects assessed under the Impact Assessment Act would receive a single federal decision document that consolidates all federal approvals needed to proceed.

•	Assigning a single project authority: Responsibility for project assessments would be assigned to the federal regulator that has the most relevant expertise, with the Canadian Energy Regulator leading reviews of pipelines, transmission

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lines, and offshore energy projects, and the Canadian Nuclear Safety Commission leading reviews of nuclear and uranium projects.

•	Establishing Corridors of National Interest through regional impact assessments: Corridors of National Interest would be established in strategic areas across Canada, including transportation, telecommunications, energy, and industrial corridors that have nation-building potential. These assessments would enable advance planning and reduce the need for duplicative project-by-project reviews, accelerating future development opportunities.

•	Creating a more efficient regulatory environment: Federal legislation would be amended to simplify and accelerate regulatory processes by reducing unnecessary requirements, increasing permitting flexibility, delegating some decisions to ministers, and allowing limited early project activities to begin in advance of final impact decisions.

Modernising government benefits and services

Canadians expect government services to be accessible, reliable, and responsive. The timely disbursement of benefits is nearly as important as the benefits themselves for the Canadians who receive them. Yet too often, the delivery of these services relies on antiquated or cumbersome systems that haven’t kept up with a digitised world. Canadians need a benefits and services system that reflects modern Canada: one that is not only fit for today but fit for the future.

Modernising how government services and benefits are delivered would improve accessibility and reduce the burden on Canadians to provide the same information to government multiple times. Budget 2026 announces the government’s intention to:

Amend the Department of Employment and Social Development Act to enable a “Tell Us Once” approach to service delivery. These amendments will allow Canadians to provide information once and have it applied across multiple programs and services, reducing paperwork, duplicate reporting, and administrative burden.

We are also modernising key benefit delivery systems to ensure critical systems can continue to support Canadians for years to come. These investments would strengthen service delivery, improve client experience, and support more efficient government operations. To that end, Budget 2026 proposes to provide:

$705.3 million over six years, starting in 2026-27, on a cash basis, to Employment and Social Development Canada to initiate the final phase of the Benefits Delivery Modernisation program, including migrating the Canada Pension Plan onto the new platform. Funding will support planning, design, and implementation activities to improve how Canadians access and receive their Canada Pension Plan benefits.

Strengthening Crown corporations

Crown corporations do important work for Canadians, from delivering services to managing public assets and supporting Canada’s economic and social priorities. As Canada’s needs change, the government is committed to ensuring these organisations continue to serve Canadians well and make the best use of public resources.

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We are considering changes to strengthen how Crown corporations are organised and operate. This includes examining opportunities to improve coordination, modernise governance and service delivery, reduce unnecessary duplication, and make better use of federal assets and expertise.

Any changes will take into account the distinct mandates and operating environments of individual Crown corporations, as well as the need to maintain continuity of services. We will provide further details on specific changes as this work advances.

Reinforcing Canada’s border infrastructure

Canada’s border infrastructure is critical to our economy and security, supporting the movement of millions of travellers and goods and services in and out of Canada each year. Increasingly, that infrastructure depends on reliable digital systems to keep people, goods, and services moving efficiently across the border.

However, aging border technology has challenged system reliability, increasing the risk of disruptions and affecting travellers, businesses, airports, and other partners that rely on these systems. Modernising this infrastructure will improve the reliability and resilience of Canada’s border, get more value from critical federal infrastructure, and support the secure and efficient flow of people and goods. Budget 2026 proposes to provide:

$192.5 million over four years, starting in 2027-28, and $42.5 million ongoing to the Canada Border Services Agency in support of modernising and stabilising critical border technology infrastructure.

Drawing talent from across the economy into government

Canada is at an important economic juncture, with an opening to turn global volatility into national opportunity. With a government that can draw on highly talented individuals, we can better make the decisions that will help shape our country’s competitiveness, financial stability, economic security, and long-term growth. Across the country, Canadians are stepping up and working together to build Canada Strong. We are making it easier to contribute.

That is why we are seeking accomplished professionals from business, academia, financial institutions, Indigenous organisations, non-profit organisations, and other sectors through a Build Canada Exchange assignment—an opportunity for Canadians to contribute their experience and expertise to a truly national purpose.

Great countries do not only mobilise capital: they mobilise talent. None of the problems government helps solve fit neatly into a single bucket: they require a whole-of-economy effort. This is an opportunity to work on issues of national significance and help inform decisions that affect Canadians across the country. Canadians have built communities, businesses, and organisations—the Build Canada Exchange is your opportunity to build Canada Strong.

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6.3 Lowering the costs of government

We are committed to delivering an agile, leaner, and less expensive government. Budget 2026 takes further steps to reduce operating costs, improve efficiency, strengthen compliance, and generate additional revenues for Canada. These actions will improve cost recovery and include projected revenue increases. This allows Canada’s new government to spend less on its operations and more on what matters—delivering for Canadians.

Strengthening the effectiveness of fines and penalties

Fines and penalties enforce the rules and regulations, but when they are treated as merely the cost of doing business, changes are needed to deter non-compliance. Following Budget 2025, we undertook a review of fines and penalties to identify where stronger deterrents are needed. Areas reviewed to date include the financial sector and the tax system, with particular attention to fines and penalties that might be outdated, inadequate, and ineffective. To address these issues, Budget 2026 announces the government’s intention to:

Amend the Office of the Superintendent of Financial Institutions Act to increase the maximum administrative monetary penalties for individuals and institutions.

Amend the Financial Consumer Agency of Canada Act to clarify that the current maximum administrative monetary penalty applies where conduct began before the present maximum came into force but continued afterward.

Amend federal tax statutes to increase fixed penalty amounts to account for inflation since they were enacted, as well as index these amounts to inflation going forward. Changes are also proposed to better align certain penalty amounts with taxpayers’ ability to pay, to introduce additional penalties for repeated non-compliance, and to make other targeted changes intended to protect government revenues by promoting compliance with Canada’s tax rules.

Beyond the tax system and financial sectors, we also reviewed other fines and penalties to assess if they remain effective in promoting compliance and preventing societal harm. Budget 2026 announces the government’s intention to propose legislative and regulatory amendments to specific fines and penalties and related administrative processes to ensure their continued effectiveness, including:

The Agriculture and Agri-Food Administrative Monetary Penalties Act, Feeds Act, Fertilizers Act, Health of Animals Act, Plant Protection Act, and Seeds Act to help protect Canadian agriculture and food while supporting agricultural competitiveness.

The Fisheries Act, Oceans Act, Coastal Fisheries Protection Act, and Fishing and Recreational Harbours Act to better protect Canada’s fish, fish habitat, and marine ecosystems.

The Weights and Measures Act and the Electricity and Gas Inspection Act to support a fair marketplace and protect consumers and businesses by strengthening compliance tools.

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Other proposed changes can be found in Annex 3. Collectively, these adjustments to fines and penalties are expected to increase net revenues by about $186 million over four years, starting in 2027-28, and $76 million on an ongoing basis.

Strengthening tax compliance

When Canadians pay their taxes, they rightfully expect others to be doing the same, honestly and accurately. We are protecting the integrity of our tax system by reinforcing the CRA’s ability to prevent fraud, conduct complex audits, and ensure that every Canadian pays their fair share.

Starting in 2027-28, Budget 2026 proposes to provide $116.5 million over four years to the CRA to:

Expand compliance activities related to individuals and businesses that do not file income tax returns.

Enhance the Trust Filers Verification Program to improve compliance among trust filers.

Strengthen pre-assessment validation activities for corporate income tax returns to help prevent unwarranted refunds.

These measures are expected to generate upwards of $1.2 billion in additional revenue over four years, starting in 2027-28.

Renewing the public service

The public service is vital to delivering results for Canadians, but for too long it grew at an unsustainable pace, outstripping the growth in the Canadian population. We took decisive action to return the public service to a sustainable level to refocus on delivering tangible outcomes and results for Canadians.

As part of the Comprehensive Expenditure Review introduced in Budget 2025, we launched the Early Retirement Incentive (ERI) program to support the transition to a leaner, more efficient federal public service while minimising the hardship for departing federal employees. More than 10,000 applications were submitted to the ERI program between March and July 2026.

As a further step to support a more sustainable size for the federal public service, Budget 2026 announces the government’s intention to align organisational operating budgets with personnel savings generated through the ERI program. Where ERI departures exceed planned workforce reductions under the Comprehensive Expenditure Review, a portion of the resulting personnel savings would be reflected in operating budget reductions. This would help ensure savings generated through the program are sustained over time.

Operating budget reductions resulting from this measure are expected to total $400 million over four years, starting in 2027-28, and $100 million ongoing, and reductions will be reflected in the 2027-28 Main Estimates. The ERI is part of the government’s continued efforts to ensure that public sector compensation costs are fair and reasonable, while aligning with Canadian labour market trends and our fiscal position. Together, these efforts free up resources for investment in Canada: growing the economy, building major projects, and creating new high-paying careers.

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Alongside these efforts, we are also ensuring that savings from changes to employer compensation costs are reflected in the fiscal framework. Accordingly, Budget 2026 captures savings resulting from the reduction in the base Canada Pension Plan contribution rate announced in the Spring Economic Update 2026. As an employer of more than 400,000 people across the federal public service, the Canadian Armed Forces, and the Royal Canadian Mounted Police, the federal government is expected to realise savings of $305 million over five years, beginning in 2026-27, and $78 million of ongoing savings, all without reducing the benefits that individuals currently receive.

Modernising Canada Post

The Canada Post Corporation is a longstanding national institution that provides postal services to all Canadians. Yet the use of traditional letter mail for communication and commerce continues to decline, and Canada Post’s existing model no longer works for 21st-century Canada’s needs. This is why we are taking steps to improve the corporation’s efficiency, accountability, and long-term financial sustainability, ensuring it continues to provide its critical services and keep our postal service delivering for Canadians. Budget 2026 proposes to:

Provide additional support to Canada Post’s operations including $1.4 billion over two years.

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Provide $1.2 billion over seven years to support the conversion of urban door-to-door mail delivery to community mailboxes. First announced in September 2025, the transition will streamline operations while maintaining high service standards and is expected to generate approximately $2.2 billion in savings over 10 years, helping put Canada Post back on the path toward financial sustainability.

Help bring Canada Post’s stamp pricing more closely in line with OECD peers by raising stamp rates, beginning in 2027, to $2.00 for single stamps and 7% per year continuously. This measure will have a relatively limited impact on consumers and small businesses, with an estimate of only approximately $6 per year for consumers and $9 per year for small businesses. This increase will further offset costs while ensuring continuous affordability.

Increase Canada Post Corporation’s Annual Reference Levels by $101.4 million from 2026-27 to 2030-31, and $28 million in future years to fund the special postage rate for library materials and for expanded postal inspections, particularly in Indigenous, northern, and remote communities.

Update on ongoing horizontal reviews

Horizontal reviews of federal programs and activities are part of the government’s approach to identify efficiencies and modernise operations. Following the Spring Economic Update, reviews of federal contracting and the delivery of federal financing were undertaken, with the results set out below. Reviews of business innovation, and skills and youth programming were also launched, with work ongoing to optimise resource use and strengthen expenditure management. Results will continue to be reported in future publications.

Improving Canadians’ value for money in federal contracting

Last year, we launched a federal contracting review of major contracts. It identified $55 million in cost avoidance across the highest-value existing contracts and a further $117 million in reductions to planned expenditures for upcoming procurements. The review identified these opportunities through early engagement with industry, clearer project requirements, strengthened performance expectations, and improved pricing strategies. Going forward, these strategies will be adopted as best practices.

The federal contracting review, in combination with our Buy Canadian Policy announced in Budget 2025, demonstrates the government’s commitment to ensuring federal procurement most effectively supports Canadian businesses, strengthens domestic economic activity, and delivers better value for Canadian taxpayers.

Streamlining the delivery of federal financing

Canada’s financing Crown corporations are a key tool to help promising companies and projects succeed in Canada and expand into international markets. They are particularly important where private capital alone is unavailable to meet the needs of Canadian businesses. At the same time, the increasing number of financing Crown corporations can create confusion among clients about which best fits their needs, create overlap in service delivery, and limit opportunities to improve efficiency and better use taxpayer dollars to build a stronger economy.

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To streamline the delivery of federal financing and provide greater clarity and efficiency for project proponents and companies, we completed a comprehensive mandate review of federal financing Crown corporations, as was announced in the Spring Economic Update 2026. This review assessed the mandates and approaches of various federal financing entities, including in relation to the Canada Strong Fund.

To clarify mandates, reduce overlap, and improve coordination across federal financing organisations, the government is proposing through Budget 2026 to:

Launch a transition process to create a single federal development bank by bringing together the Business Development Bank of Canada and Export Development Canada. The new institution will build on the strengths, expertise, and strong teams of both organisations to provide Canadian businesses with a more integrated suite of financing solutions from domestic growth through to international expansion. A specially constituted Board of Directors will be mandated to oversee the transition, supported by further analysis and consultations with key clients and stakeholders. Existing products and services will be fully maintained throughout the transition.

Expand the mandate of the Canada Growth Fund to support more economic growth and productivity opportunities in Canada, and ensure it better complements other federal financing instruments.

Move responsibility for the Canada Infrastructure Bank (CIB) to the Minister of Finance, focus the CIB’s mandate on providing loans and loan guarantees to support major investments in Canadian infrastructure, and consolidate the Indigenous Loan Guarantee Program within the CIB. This will centralise Indigenous major project investment support within the CIB and allow it to better execute on its mandate to support projects in Canada.

Taken together, these changes will improve the efficiency of federal financing by reducing duplication, clarifying institutional roles, and strengthening coordination across federal financing organisations.

To support the implementation of these changes, Budget 2026 proposes to provide $3.5 million over two years, starting in 2026-27, to the Department of Finance Canada to oversee the new financial Crown corporation functions and support the consolidation.

Budget 2026 announces that the government will take steps to ensure financing Crown corporations, including the future single federal development bank, have the flexibility and direction needed to deploy capital in support of Canada’s economic priorities. In particular, the government expects financing Crown corporations to have a greater risk tolerance than private sector peers. It is important that government-backed financing complements, rather than simply replicates investments available from private-sector capital market actors. The government will take steps, working with all financing Crown corporations, to consider the adoption of new approaches to diligent investing as well as to structuring investments to balance the Crown’s public policy and capital preservation mandates.

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6.4 Getting more value from public assets

From airports and transportation infrastructure to research and commercial assets, the Canadian government owns and operates assets that keep us moving, working, and living. As Canada’s needs evolve, so must our public assets.

Improving and modernising how these are managed, operated, and developed will strengthen services, support their long-term sustainability, and generate greater value for Canadians.

That’s why Budget 2026 introduces measures to improve the performance of federal assets, attract investment and expertise where appropriate, and help ensure Canadians continue benefiting from these assets for generations to come.

Generating more value from federal assets

To ensure Canadians are realising the greatest possible benefit from federal assets, we are pursuing new approaches to their management, operation, and long-term development.

For Canada’s four largest airports, this means introducing a new operating concession model to help them secure the investment and expertise needed for their next phase of growth. Further information regarding this proposal is outlined in Section 1.1.

In addition to the measures proposed for Canada’s largest airports, Budget 2026 announces that the government:

Continues to advance options to commercialise the Canadian Photonics Fabrication Centre, currently operating under the National Research Council of Canada. The centre is the only end-to-end pure-play compound semiconductor facility in North America. These options will ensure we maximise the value of private-sector capital to scale its operations and help put Canadian enterprises at the forefront of advanced computing technologies for AI.

Intends to explore opportunities to divest certain federal commercial assets to unlock capital that can be reinvested in other priority projects. This initiative will begin by identifying assets with commercial value that are not core to the government’s responsibilities and then developing alternative options for the ownership of those assets.

Consolidating responsibility for federally owned bridges and crossings

Bridges and crossings are more than pieces of infrastructure. They are vital strategic assets to build a stronger Canada: connecting our communities, supporting the movement of people and goods, and helping keep Canada’s economy growing. As critical links in Canada’s trade and transportation networks, federally owned bridges and crossings must be well managed. As part of the government’s efforts to reduce duplication and red tape, Budget 2026 will consolidate crossing authorities to better oversee their operations.

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To strengthen the management of Canada’s federally owned bridges and crossings, Budget 2026 confirms the government’s intention to consolidate oversight of federally owned bridges and crossings currently under the portfolio of Housing, Infrastructure and Communities Canada. Consolidating oversight under a single portfolio will reduce duplication, strengthen the stewardship of these important public assets, and support a more strategic approach to maintaining and renewing nationally significant trade and transportation infrastructure.

As a first step toward integrated oversight, the Minister of Housing and Infrastructure would newly assume responsibility for:

•	the Federal Bridge Corporation Limited and the four international bridges it oversees

•	the Confederation Bridge

•	the Victoria Bridge

•	the Buffalo and Fort Erie Public Bridge Authority

•	the New Eastern Bridge and Alexandra Bridge replacement projects in the National Capital Region

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Figure 6.1 – Canada’s nationally significant crossings

1.  New Westminster Rail Bridge
New Westminster–Surrey, BC

2.  Sault Ste. Marie International Bridge2
Sault Ste. Marie, ON–MI

3.  Gordie Howe International Bridge1
Windsor, ON–Detroit, MI .

4.  Blue Water Bridge2
Point Edward, ON–Port Huron, MI

5.  Burlington Canal Lift Bridge
Burlington–Hamilton, ON

6.  Peace Bridge2
Fort Erie, ON–Buffalo, NY

7.  Thousand Islands International Bridge2
Lansdowne, ON–Alexandria Bay, NY
Associated structure:

•

LaSalle Causeway Bridge
(Kingston, ON)

8.  Seaway International Bridge2
Cornwall, ON–Massena, NY

9.  Des Joachims Bridge Rolphton,
ON–Rapides-des-Joachims, QC

10. Des Allumettes Bridge
Pembroke, ON–L’Isle-aux-Allumettes, QC

11. Ottawa–Gatineau Interprovincial
Crossings
Ottawa, ON–Gatineau, QC

•

Champlain Bridge

•

Portage Bridge

•

Chaudière Bridge

•

New Alexandra Bridge2

•

Existing Alexandra Bridge

•

Macdonald-Cartier Bridge

12. Melocheville Tunnel1
Beauharnois, QC

13. Montréal area federal bridges and
structures
Montréal region, QC

•

Clément Bridge1

•

Honoré Mercier Bridge (federal section)

•

Victoria Bridge2

•

Île-des-Soeurs Bridge1

•

Jacques Cartier Bridge1

•

Estacade1

•

Samuel De Champlain Bridge1

14. Québec Bridge1
Québec City–Lévis, QC

15. J.C. Van Horne Bridge
Campbellton, NB–Pointe-à-la-Croix, QC

16. Confederation Bridge2
Prince Edward Island–New Brunswick

[1] Currently overseen by the Minister of Housing and Infrastructure. [2] Responsibility transferred to the portfolio of the Minister of Housing and Infrastructure as announced in Budget 2026

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Spotlight on gender and diversity impacts

Budget 2026 will make government services simpler and more accessible for Canadians by:

•

Simplifying tax filing for people who are disconnected from the tax and benefits system, which could connect more Canadians to federal benefits and could be particularly beneficial for seniors and persons with disabilities with accessibility needs; people with lower incomes; newcomers who may be less familiar with Canada’s tax and benefit system; and Indigenous people, including those who may face challenges accessing services in rural and remote communities.

•

Migrating the Canada Pension Plan onto a new benefits delivery platform to improve how Canadians access and receive their benefits, helping ensure payments and services are delivered reliably. This would particularly benefit seniors, persons with disabilities, and people with lower incomes for whom timely and dependable access to benefits can be especially important to financial security. Recognising that Canadians have differing levels of digital access and differing accessibility needs, telephone, mail, and in-person service options would remain available alongside expanded digital services.

•

Transforming how federal services are designed and delivered by establishing Digital Transformation Canada (DTC). Through the Government Transformation Fund, DTC would support user-focused digital projects that modernise service delivery, reduce duplication, and improve value for taxpayers. This would make federal services simpler, faster, and more accessible for Canadians and businesses. Importantly, projects would consider accessibility and the different circumstances that shape Canadians’ ability to use digital services, including digital literacy, connectivity, access to devices, and accessibility needs.

Further information on the expected gender and diversity impacts of Budget 2026 measures across a range of population groups is provided in Annex 4.

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Chapter 6

A more efficient government

millions of dollars

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	Total

6.1 Simplifying the tax system	20	174	287	425	485	1,391
Making it easier for Canadians to manage their taxes	16	114	219	231	241	821
Connecting more Canadians to federal benefits	…	5	8	138	183	334
Making it easier to do business	4	55	60	56	61	236
6.2 Making government work better for Canadians	12	146	173	242	226	798
Advancing artificial intelligence in government through Digital Transformation Canada*	12	87	131	192	184	606
Modernising government benefits and services*	15	79	39	42	60	237
Less: Funds sourced from existing departmental resources	…	-21	0	0	0	-21
Less: Funds from Canada Pension Plan (CPP) account	-15	-58	-39	-42	-60	-215
Reinforcing Canada’s border infrastructure	…	59	41	50	42	192
6.3 Lowering the costs of government	11	-375	-470	-571	-649	-2,053
Strengthening the effectiveness of fines and penalties[1]	0*	-17	-28	-65	-77	-186
Strengthening tax compliance*	…	25	28	31	33	116
Less: Projected revenues	…	-249	-290	-310	-330	-1,179
Renewing the public service – aligning operating budgets with ERI personnel savings	…	-100	-100	-100	-100	-400
Renewing the public service – savings on CPP employer contribution costs	-17	-69	-71	-73	-75	-305
Modernising Canada Post[2]	32	60	74	86	94	346
Less: Projected savings	-4	-28	-83	-139	-194	-448
Streamlining the delivery of federal financing	1	2	0	0	0	3

Less: amounts provisioned in Budget 2025 for future reviews3	…	375	470	571	649	2,064
Additional investments – A more efficient government	255	320	114	101	101	890
Information sharing – pension administrators	…	…	-10	-10	-10	-30
This measure proposes to allow the CRA to share information with an administrator of a registered pension plan about the death of a member who is entitled to an unclaimed pension benefit.
Registered pension plans	…	…	-50	-50	-48	-148

This measure introduces specific and clear tax consequences where the CRA revokes the registration of a registered pension plan that does not comply with registration conditions. In addition, it strengthens the integrity rules that apply to individual pension plans.

Federal fuel excise tax licensing framework	…	20	0	0	0	20
The measure proposes updates to the fuel excise tax licensing framework and to provide relief for certain past instances where unintended tax burdens occurred.
GST/HST health measures	20	41	46	46	46	199

This measure proposes to exempt the supply of qualifying massage therapy services and zero-rate devices specially designed to treat cancer using alternating electric field therapy for GST/HST purposes.

Interest deductibility limits	235	80	80	80	80	555

This measure proposes to expand the exceptions to the excessive interest and financing expenses limitation rules for purpose-built rental housing and regulated energy utility businesses to cover indirect funding within an affiliated group and by broadening the scope of a regulated energy utility business to incorporate prices set by Crown corporations and through government-operated markets.

The Public Service Occupational Health Program	…	8	11	9	9	38

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	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	Total

Funding proposed for HC to renew occupational health services, medical advice, and guidance that protect federal workers, including correctional officers, border services officers, and other employees who require mandatory occupational health evaluations.

Supporting employees affected by workplace injuries	…	137	–	–	–	137
Funding proposed for CSC to meet its statutory obligations as an employer with respect to workplace injury, including physical and psychological injuries.
Supporting the accountability and modernisation of the Royal Canadian Mounted Police (RCMP)	…	5	5	5	5	18
Funding proposed for the RCMP to support the implementation of findings from external reviews and the Management Advisory Board, which is a legislated advisory body that provides the RCMP Commissioner with independent expert advice in areas such as governance, risk management, and resource stewardship.
Strengthening the Courts Administration Service (CAS)*	…	12	14	17	15	58
Funding proposed for CAS to support compliance with the Official Languages Act and reduce the existing translation backlog, help the Federal Court manage elevated caseloads, as well as complete work to modernise the infrastructure that supports Canada’s national courts.
Improving technical support for the My Service Canada Account[4]	…	15	15	–	–	30

Less: Funds from CPP account	…	-1	-1	–	–	-2

Funding proposed for ESDC to renew support for Canadians who need help accessing their My Service Canada Account and the benefits and services it supports, including Employment Insurance, the Canada Pension Plan and Old Age Security.

Archiving the records of former Prime Minister Trudeau	…	3	3	3	3	12
Funding proposed for LAC to acquire, preserve, and provide Canadians with access to the records of Canada’s 23rd Prime Minister, the Right Honourable Justin Trudeau.
Supporting lieutenant governors	…	1	1	1	1	3
Funding proposed for PCH to support lieutenant governors in carrying out their roles and responsibilities.
Chapter 6 — Net fiscal impact	298	639	573	767	813	3,091
Of which, capital investment:	2	23	87	126	175	413

[1]	Includes $3.4 million over four years, starting in 2027-28, and $1 million ongoing to Fisheries and Oceans Canada to implement an administrative monetary penalties regime under the Fisheries Act.
[2]

Numbers reflect incremental savings resulting from modernisation activities at Canada Post Corporation. Canada Post Corporation’s overall net operating losses are accounted for in the fiscal framework and included in the Public Accounts.

[3]

After measures in this budget and savings from the review of external management and other consulting services announced in SEU 2026, the balance of savings to be identified at a future date is $0.5 billion in 2027-28, and an average of $1.8 billion annually from 2028-29 to 2030-31.

[4]

This measure includes Employment Insurance (EI) expenditures which will be sourced from the fiscal framework, charged to the EI Operating Account, and ultimately recovered through future EI premiums. EI premiums will be set according to the seven-year break-even mechanism in order to recover these costs.

Note:
i.

An ellipsis (….) indicates no adjustments to existing funding levels (that is, no additional funding, or reduction in funding, is being proposed), or no funding implications (for example, a one-time event or a new program that begins in future years).

ii.	A dash (-) indicates that consideration of a further extension will occur at a later time.
iii.	A starred 0 (0*) indicates an amount of less than $0.5 million, which rounds to zero in this table.
iv.	Measures that include funding classified as a capital investment are marked with an asterisk (*).
v.	Numbers may not add due to rounding.
vi.	A glossary of abbreviations used in this table can be found at the end of Annex 1.

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Annex 1

Details of economic and

fiscal projections

Economic projections

The average of private sector forecasts has been used as the basis for economic and fiscal planning since 1994. This helps ensure objectivity and transparency and introduces an element of independence into the government’s economic and fiscal forecast. The economic forecast reported here is based on a survey conducted in September 2026.

The September survey includes the views of 13 private sector institutions:

•	BMO Capital Markets

•	Capital Economics Canada

•	CIBC World Markets

•	Deloitte Canada

•	Desjardins

•	Industrial Alliance Insurance and Financial Services Inc.

•	Laurentian Bank Securities

•	Manulife Canada

•	National Bank Financial Markets

•	Royal Bank of Canada

•	Scotiabank

•	Signal49 Research

•	TD Bank Financial Group

Reflecting the resilience of the Canadian economy despite an increasingly challenging global environment, the private sector outlook for real gross domestic product (GDP) growth remains broadly in line with the Spring Economic Update 2026 (SEU 2026) (Table A1.2). Latest U.S. trade actions are expected to weigh on growth in the near term, while stronger business investment and productivity growth contribute to a modestly stronger outlook over the medium term.

In the September survey, private sector forecasters generally assumed that tariffs and elevated trade policy uncertainty would persist throughout the forecast horizon, although views differed on the timing and extent of any de-escalation. Overall, forecasters assumed some easing from current tariff conditions but did not anticipate there would be a return to the broadly open, low-tariff environment that prevailed in previous decades. Among forecasters that quantified the macroeconomic impacts, latest U.S. tariffs and related trade actions were estimated to reduce Canadian real GDP growth by about 0.3 percentage points in both 2026 and 2027 on average, with little additional drag on annual growth thereafter.

Details of economic and fiscal projections | 313

Beyond the trade outlook, forecasters revised up their oil price assumptions for 2026 through 2028, compared to the SEU forecast, reflecting a more prolonged conflict in the Middle East. Forecasters also expected continued AI adoption to support productivity and growth, with those providing quantitative estimates expecting an average contribution of about 0.2 percentage points annually to real GDP growth. New investment incentives, including the Productivity Mega Deduction, were expected to provide a further potential source of support to business investment and the medium-term growth outlook. Given the early stage of these measures, their potential impact on investment may not yet be fully reflected in private sector forecasts.

Comparisons of the September survey real GDP growth forecast to that of other institutions are presented in Table A1.1. For 2026 and 2027, the September survey falls within the range of other forecasts. For 2028 and 2029, the September survey is slightly stronger than some available forecasts.

Table A1.1

Comparison of real GDP growth forecasts

%

	2026	2027	2028	2029	2030
Budget 2026	1.0	1.7	2.0	2.0	1.9
Bank of Canada	1.0	2.0	2.0	n.a.	n.a.
International Monetary Fund (IMF)	1.1	1.7	1.7	1.7	1.7
Organisation for Economic Co-operation and Development (OECD)	0.9	1.3	n.a.	n.a.	n.a.
Parliamentary Budget Officer (PBO)	0.9	1.5	1.7	1.8	1.8

Sources: For Budget 2026, see Table A1.1; OECD, Interim Economic Outlook – September 2026; PBO, Economic and Fiscal Outlook – October 2026; IMF, World Economic Outlook – October 2026; Bank of Canada, Monetary Policy Report – October 2026.

Looking more closely at the September survey, forecasters expected growth to moderate in the second half of 2026 following a strong second quarter. After annualised real GDP growth of 3.3% in the second quarter of 2026, growth of 1.6% was expected in the third quarter as temporary factors unwind, before easing further to 1.3% in the fourth quarter as new U.S. tariffs weigh on affected sectors. Despite these headwinds, resilient domestic demand and strong energy exports were expected to continue supporting activity. Household consumption was expected to remain firm, supported by stable labour market conditions, solid income growth, and household financial buffers. Business investment also strengthened and was expected to remain solid, supported in part by the Productivity Mega Deduction.

Overall, private sector forecasters expected real GDP growth of 1% in 2026, in line with the SEU 2026, and 1.7% in 2027, slightly below the SEU forecast. Measured on a fourth-quarter-over-fourth-quarter basis, growth was somewhat stronger, at 1.6% in 2026 and 1.8% in 2027, pointing to greater underlying momentum than annual averages suggest. Growth was expected to be modestly stronger later in the forecast, reaching 2% in 2028 and 2029. By the end of 2030, the economy was expected to be 0.1% higher than projected in the SEU 2026 despite additional headwinds from energy cost pressures and new U.S. tariffs.

The unemployment rate was expected to average 6.5% in the third quarter of 2026, after reaching 6.7% in the second quarter. It was then expected to decline gradually over the forecast horizon, reaching 5.8% in 2030. Over 2026 to 2030, the unemployment rate averages 6.1%, slightly below the 6.2% projected in the SEU 2026.

314 | Annex 1

West Texas Intermediate (WTI) crude oil prices were expected to average US$85 per barrel in 2026, up from US$73 in the SEU 2026, before falling to US$69 in 2030, broadly in line with the SEU 2026 by the end of the forecast period. Forecasters generally expected the effects of higher oil prices to be concentrated primarily on inflation and nominal income, with more limited impacts on real activity and the labour market.

Reflecting higher oil prices, private sector economists also revised up their near-term outlook for Consumer Price Index (CPI) inflation. CPI inflation was expected to remain above or near the top end of the target range until the second quarter of 2027 and to average 2.8% in 2026 and 2.2% in 2027, 0.3 percentage points higher than projected in the SEU 2026 in both years. Forecasters expected modest spillovers from higher energy prices, with core inflation increasing from 2.1% in 2026 to 2.3% in 2027.

Against this backdrop, forecasters expected the Bank of Canada to raise its policy rate by two 25-basis-point over the next year and hold it broadly steady thereafter. Consistent with this outlook, the 3-month Treasury bill was expected to average 2.3% in 2026 and 2.6% in 2027, before settling at 2.7%, about 10 basis points higher than forecast in the SEU 2026. The 10-year Government of Canada bond rate was revised up slightly from the SEU 2026, averaging 3.6% in 2026 and 3.8% in 2027, both about 20 basis points higher than the SEU 2026, before settling around 3.7% over the remainder of the forecast horizon.

At the time of the September survey, forecasters expected real GDP growth in the U.S. to strengthen in the second half of 2026, at annualised rates of 2.7% and 2.3% in the third and fourth quarters, respectively. U.S. growth came in higher than expected in the third quarter at 3.4%. Annual growth was expected to be 2.1% in 2026, 0.3 percentage points below the SEU 2026. Growth was then expected to strengthen, reaching 2.3% by 2030, supported in part by ongoing investments in artificial intelligence infrastructure and related technologies. From 2027 to 2030, growth in the U.S. was expected to be 0.2 to 0.3 percentage points stronger than was expected in the SEU 2026. With growth running near or above potential, inflation pressures elevated, and labour market conditions solid, forecasters expected the Federal Reserve to start a new cycle of policy rate increases.

The September survey points to a substantially higher level of nominal GDP than in the SEU 2026, reflecting higher GDP inflation, supported by commodity prices, as well as by stronger real GDP outlook over the medium-term. Higher oil prices and domestic price pressures lifted GDP inflation to an average of 4.6% in 2026, compared with 3.1% in the SEU 2026, while the strong rebound in real GDP growth in the second quarter provided an additional near-term boost. Nominal GDP growth was forecast to be 5.6% in 2026, up from 4.1% in the SEU 2026. Relative to the SEU 2026, the level of nominal GDP is $48 billion higher in 2026 and averages $48 billion higher per year over 2026 to 2030, compared to the SEU 2026.

Forecasters continued to see significant risks on both sides of the outlook. Downside risks are concentrated around external developments, particularly a further deterioration in the trade environment and a more persistent global oil price shock, either of which could weigh more heavily on growth than assumed in the baseline. Upside risks are more domestically oriented, centred on the potential for stronger business investment and productivity growth. Investment could be stronger than expected if major projects proceed more rapidly, new investment incentives

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS | 315

generate a larger-than-expected response, or AI adoption leads to stronger productivity gains. An easing in trade uncertainty could provide additional support. Given the timing of the September survey, the private sector forecasts did not incorporate new measures introduced in Budget 2026 and may not fully reflect the Productivity Mega Deduction, providing additional potential upside to investment and growth.

Since the September survey was completed, developments in energy markets have been stronger and more persistent than anticipated, pointing to a stronger near-term outlook for oil prices. WTI crude oil prices have been trading around US$100 per barrel, well above the levels anticipated in the September survey, reflecting ongoing geopolitical tensions and concerns about global oil supply. These developments suggest WTI prices could average about US$87 per barrel in 2026 and US$89 per barrel in 2027. Higher energy prices add to inflationary pressures, while also raising the value of Canada’s energy exports and profitability in the energy sector.

Increased global inflationary pressures, along with concerns about fiscal sustainability for some major economies, have also contributed to long-term bond yields evolving somewhat higher than expected, although they have moderated since the beginning of October. Concerned about higher energy prices spreading more broadly to other consumer prices, the Bank of Canada has also since raised its policy rate by 25 basis points in October, earlier than expected in the September survey. Despite some moderation over the summer, economic activity has held on to much of the strength seen in the second quarter, with recent indicators pointing to solid growth overall in the third quarter.

Taken together, higher energy prices and stronger-than-expected economic momentum point to some potential improvement in the nominal GDP outlook relative to the September survey. The survey nevertheless remains a prudent baseline for economic and fiscal planning amid ongoing uncertainty.

To support prudent economic and fiscal planning, the Department of Finance Canada has developed scenarios to assess the potential implications of these risks for the economic and fiscal outlook (see below for details).

316 | Annex 1

Table A1.2

Average private sector forecasts

%, unless otherwise indicated

	2026	2027	2028	2029	2030	2026- 2030

Real GDP growth[1]

Spring Economic Update 2026	1.0	1.9	1.9	1.9	1.8	1.7

Budget 2026	1.0	1.7	2.0	2.0	1.9	1.7

Real GDP growth1 Q4 over Q4

Spring Economic Update 2026	1.7	1.9	1.9	1.9	1.8	1.8

Budget 2026	1.6	1.8	2.0	2.0	1.9	1.9

GDP inflation[1]

Spring Economic Update 2026	3.1	1.8	1.9	2.0	2.0	2.1

Budget 2026	4.6	1.9	1.6	1.9	1.9	2.4

Nominal GDP growth[1]

Spring Economic Update 2026	4.1	3.7	3.8	3.9	3.8	3.9

Budget 2026	5.6	3.7	3.6	3.9	3.9	4.1

Nominal GDP level (billions of dollars)[1]

Spring Economic Update 2026	3,378	3,502	3,636	3,779	3,924

Budget 2026	3,427	3,552	3,681	3,826	3,975

Difference between Budget 2026 and the SEU 2026	48	50	45	47	50	48

3-month treasury bill rate

Spring Economic Update 2026	2.2	2.5	2.7	2.6	2.6	2.5

Budget 2026	2.3	2.6	2.7	2.7	2.7	2.6

10-year government bond rate

Spring Economic Update 2026	3.4	3.6	3.7	3.7	3.7	3.6

Budget 2026	3.6	3.8	3.7	3.6	3.7	3.7

Exchange rate (US cents/C$)

Spring Economic Update 2026	73.7	75.4	75.5	75.8	76.0	75.3

Budget 2026	72.1	72.4	73.0	73.4	73.8	72.9

Unemployment rate

Spring Economic Update 2026	6.5	6.2	6.1	6.0	5.9	6.2

Budget 2026	6.6	6.2	5.9	5.9	5.8	6.1

Consumer Price Index inflation

Spring Economic Update 2026	2.5	1.9	2.0	2.0	2.0	2.1

Budget 2026	2.8	2.2	1.9	2.0	2.0	2.2

U.S. real GDP growth

Spring Economic Update 2026	2.4	2.0	2.0	2.0	2.0	2.1

Budget 2026	2.1	2.2	2.2	2.3	2.3	2.2

West Texas Intermediate crude oil price (US$ per barrel)

Spring Economic Update 2026	73	66	66	69	70	69

Budget 2026	85	79	69	67	69	74

Note: Forecast averages may not equal average of years due to rounding. Numbers may not add up due to rounding.

[1]

Forecasts have been restated to reflect the historical revisions in the Canadian System of National Accounts published along with the National Accounts for the second quarter of 2026 on August 28, 2026.

Sources: Statistics Canada; for the Spring Economic Update 2026, Department of Finance Canada March 2026 survey of private sector economists; for Budget 2026, Department of Finance Canada September 2026 survey of private sector economists; Department of Finance Canada calculations.

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Enhancing the private sector survey framework

As part of a review of the private sector survey framework underpinning its economic and fiscal outlook, the government has expanded the survey from 10 to 13 participating organisations. The expansion is intended to strengthen the breadth and long-term stability of the forecasting process by incorporating a broader range of private sector perspectives, while maintaining the transparent and structured approach that underpins the government’s economic and fiscal planning.

New participants were assessed against four criteria:

◾

Credibility and expertise: An established producer of Canadian macroeconomic forecasts with demonstrated knowledge of Canadian economic conditions.

◾

Operational readiness: The ability to consistently provide timely, complete, and comparable forecast submissions across the variables and horizons required fo the survey.

◾

Institutional continuity: The capacity for sustained participation in the survey and ongoing commitment to producing Canadian forecasts.

◾

Survey representativeness: A contribution to maintaining a balanced and diverse range of perspectives within the survey.

Following this assessment, Deloitte Canada, Capital Economics Canada, and Manulife Canada were added to the private sector survey. Their inclusion broadens the range of macroeconomic, policy, and financial market perspectives informing the government’s economic outlook.

Table A1.3 compares the September 2026 survey results with those obtained when the three new participants are excluded. The impact on the economic outlook is very small. This indicates that expanding the survey has broadened its coverage without materially affecting the economic assumptions underlying Budget 2026.

Table A1.3

Average private sector forecasts

%, unless otherwise indicated

						2026-
	2026	2027	2028	2029	2030	2030
Real GDP growth
September 2026 Survey	1.0	1.7	2.0	2.0	1.9	1.7
September 2026 Survey (excl. 3 new forecasters)	1.0	1.8	1.9	1.9	1.9	1.7
GDP inflation
September 2026 Survey	4.6	1.9	1.6	1.9	1.9	2.4
September 2026 Survey (excl. 3 new forecasters)	4.5	1.9	1.7	1.9	1.9	2.4
Nominal GDP growth
September 2026 Survey	5.6	3.7	3.6	3.9	3.9	4.1
September 2026 Survey (excl. 3 new forecasters)	5.5	3.7	3.6	3.8	3.9	4.1
Nominal GDP level (billions of dollars)
September 2026 Survey	3,427	3,552	3,681	3,826	3,975
September 2026 Survey (excl. 3 new forecasters)	3,425	3,552	3,682	3,823	3,970
Impact of 3 new forecasters in the survey	2	0	0	3	5	2

Note: Forecast averages may not equal average of years due to rounding. Numbers may not add up due to rounding. Source: Department of Finance September 2026 survey of private sector economists.

318 | Annex 1

Fiscal projections

The fiscal outlook presented in this budget is based on the economic projections from the September 2026 survey of private sector forecasters, detailed in the previous section.

The projections across this annex are consistent with the Government of Canada’s accounting policies, aligning with the Public Accounts of Canada and Canadian public sector accounting standards. In addition, the budget includes an outlook for capital investments, where presentations are specifically indicated to be in accordance with the government’s Capital Budgeting Framework, detailed in Budget 2025, Annex 2.

Changes to fiscal projections since the Spring Economic Update 2026

This section presents changes to the fiscal outlook since the SEU 2026. Table A1.4 provides an overview of all sources of change in the budgetary balance. Subsequent tables provide details on the outlook for capital investments and the day-to-day operating balance (Tables A1.5 and A1.6), as well as economic and fiscal developments including, for example, year-to-date financial results (Table A1.7).

Trade uncertainty continues to affect businesses, workers, and communities. As the economy adjusts, real GDP growth was expected to moderate in the second half of 2026, then strengthen in 2027. Against this backdrop, Budget 2026 makes targeted, high-impact investments to build strength at home while maintaining a disciplined fiscal approach. More than one third of the government’s actions are aimed at making life more affordable for Canadians and strengthening Canada’s sovereignty (Chart A1.1), while two thirds of Budget 2026 measures will help support growth, productivity, and long-term economic resilience. Budget 2026 also respects the fiscal anchors laid out in Budget 2025: the deficit-to-GDP ratio is projected to decline over the budget planning horizon, and day-to-day operating spending is on track to be balanced by revenues by 2027-28, one year ahead of the target set in Budget 2025.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS | 319

As shown in Table A1.4, the fiscal outlook remains stronger than projected in the Spring Economic Update 2026, even after accounting for new measures in Budget 2026. The deficit-to-GDP ratio is projected to decline over the planning horizon, while Canada’s fiscal position remains among the strongest in the G7. This responsible fiscal management preserves Canada’s fiscal advantage while providing room for targeted investments that support long-term economic growth and resilience.

Table A1.4

Economic and fiscal developments, policy actions, and measures since the Spring Economic Update 2026 billions of dollars

	Projection
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
Budgetary balance – SEU 2026*	-66.9	-65.3	-63.1	-57.7	-56.2	-53.2
Economic and fiscal developments since the SEU 2026	27.5	21.5	38.3	32.9	33.2	32.4
Budgetary balance before policy actions and measures	-39.3	-43.8	-24.8	-24.8	-23.0	-20.8
Policy actions since the SEU 2026		-3.2	-3.9	-1.9	-0.1	-0.4
Budget 2026 measures (by chapter) 1. Canada’s Investment Supercycle		-2.0	-11.0	-12.8	-11.7	-14.4
2. A more competitive and connected Canadian economy		-2.3	-4.9	-2.6	-3.0	-2.3
3. A more affordable life		-8.6	-8.0	-5.1	-4.1	-4.8
4. A strong and united Canada		-1.0	-7.5	-8.5	-9.3	-8.3
5. A safe and sovereign Canada		-1.0	-1.6	-1.3	-1.5	-1.1
6. A more efficient government		-0.3	-0.6	-0.6	-0.8	-0.8
Subtotal – Budget 2026 measures		-15.2	-33.8	-30.9	-30.4	-31.8
Total – Policy actions since the SEU 2026 and Budget 2026 measures		-18.4	-37.7	-32.8	-30.5	-32.1
Budgetary balance	-39.3	-62.3	-62.5	-57.6	-53.4	-52.9
Budgetary balance (% of GDP)	-1.2	-1.8	-1.8	-1.6	-1.4	-1.3
Federal debt (% of GDP)	40.2	39.9	40.2	40.4	40.3	40.1

Budgetary balance – SEU 2026*	-66.9	-65.3	-63.1	-57.7	-56.2	-53.2
Budgetary balance (% of GDP)	-2.1	-1.9	-1.8	-1.6	-1.5	-1.4
Federal debt (% of GDP)	41.1	41.5	41.8	41.9	41.8	41.6

Note: A negative number implies a deterioration in the budgetary balance (lower revenue or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenue or lower expenses).

* As published in the Spring Economic Update 2026.

Policy actions taken between the SEU 2026 and Budget 2026 are detailed in Table A1.19.

Capital investment outlook

Through the Capital Budgeting Framework, detailed in Budget 2025, the government is prioritising spending that supports capital formation and crowds in private sector investment for long-term growth. This framework provides a consistent way to classify spending (including tax expenditures) as either capital investment, which contributes to capital formation, or day-to-day operating spending.

320 | Annex 1

Table A1.5 shows capital investments are projected to more than double from $37.4 billion in 2025-26 to $78.2 billion in 2030-31. A significant share of the increase over the forecast horizon reflects the fiscal cost of the Productivity Mega Deduction. This increase is partly offset by downward revisions to previously announced capital investments, largely reflecting revised costing for clean economy investment tax credits, lower battery manufacturing supports resulting from revised production schedules, and lower capital amortisation expenses.

Table A1.5

Capital investments

billions of dollars

	Projection

	2025-	2026-	2027-	2028-	2029-	2030-
	2026	2027	2028	2029	2030	2031
Capital investments in Spring Economic Update 2026	40.5	54.9	57.9	58.6	60.6	59.3
Impact of updated projections	-3.2	0.2	-4.0	-2.9	-3.6	-4.0
Impact of new measures since Spring Economic Update 2026		3.7	19.9	22.2	20.9	22.8

Capital investments in Budget 2026	37.4	58.8	73.7	77.9	78.0	78.2
Capital investments in Budget 2026 (cash basis)	60.2	103.3	126.0	131.4	130.9	124.7

Table A1.6 shows day-to-day operating spending is projected to be balanced by revenues from 2027-28 onward, a year ahead of the fiscal anchor commitment announced in Budget 2025. The operating balance is calculated using forecasted budgetary revenues plus estimates of forgone revenue from tax measures that support capital formation, ensuring capital investments are treated consistently under the framework regardless of whether they are delivered through direct spending or the tax system.

Table A1.6

Day-to-day operating balance

billions of dollars

	Projection

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
A. Total expenses, including net actuarial losses and gains	565.7	602.6	626.8	639.1	661.1	682.1
B. Capital investments (expenses)	31.1	48.8	57.0	60.9	63.1	64.0
C. Day-to-day operating expenses (A minus B)	534.6	553.7	569.8	578.2	598.0	618.1
D. Budgetary revenues	526.4	540.3	564.2	581.5	607.7	629.1
E. Capital investments (revenues)1	6.3	9.9	16.8	16.9	14.9	14.2
F. Day-to-day operating balance (D plus E minus C)	-2.0	-3.5	11.2	20.3	24.6	25.2
[1] Includes estimates of forgone revenue due to the Productivity Mega Deduction and other tax expenditures that encourage capital formation. Forgone revenue is not recorded in the government’s financial statements and is therefore not observed directly. It is revenue that would have been collected in the absence of these tax measures.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS | 321

Economic and fiscal developments since the Spring Economic Update 2026

Table A1.7 shows how much of the change in the budgetary balance since the SEU 2026 is driven by economic and fiscal developments. This table does not include policy actions and measures introduced since the SEU 2026.

Table A1.7

Economic and fiscal developments since the Spring Economic Update 2026 billions of dollars

	Projection
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
Economic and fiscal developments by component[1]

Change in budgetary revenues

(1.1) Income taxes	10.9	12.6	16.0	17.2	16.7	15.8

(1.2) Excise taxes and duties	1.8	4.5	8.5	3.5	3.9	4.3

(1.3) Employment insurance premiums	-0.1	0.3	-0.4	-0.6	-0.6	-0.6

(1.4) Other revenues[2]	2.3	2.5	2.1	4.1	4.6	5.0
(1) Total budgetary revenues	14.9	19.8	26.3	24.2	24.5	24.5

Change in program expenses

(2.1) Major transfers to persons	0.6	0.9	-0.9	-1.2	-1.7	-2.2

(2.2) Major transfers to provinces, territories, and municipalities	0.0	0.3	-0.1	-0.6	-0.6	-0.6

(2.3) Direct program expenses[3]	13.6	1.5	14.4	13.6	15.2	17.3
(2) Total program expenses, excluding net actuarial losses (gains)[3]	14.2	2.8	13.4	11.8	12.9	14.5

(3) Public debt charges	0.5	-1.6	-1.6	-2.2	-2.7	-4.6

(4) Net actuarial losses (gains)	-2.1	0.5	0.2	-0.9	-1.6	-2.0
(5) Total economic and fiscal developments	27.5	21.5	38.3	32.9	33.2	32.4

[1] A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

[2] Pillar II and Output-Based Pricing System in this table only for presentation purposes.

[3] Includes pollution pricing proceeds returned to Canadians.

The fiscal outlook has strengthened considerably since the SEU 2026, with roughly 70% of the improvement stemming from stronger revenues and 30% driven by lower expenses. These improvements are driven by stronger-than-expected preliminary 2025-26 fiscal results that increase the revenue base going forward, a stronger private-sector economic outlook that lifts projected tax revenues, and lower expected program expenses, largely reflecting lower direct program expenses.

Budget 2026 reduces projected direct program expenses by about 4.5%, or roughly $12.4 billion per year on average over the forecast horizon, before new measures. This adjustment better aligns the forecast with the expected timing and level of spending, informed by recent financial results and updated spending plans.

Together, these developments result in a materially improved budgetary balance across the forecast horizon. At the same time, the forecast continues to reflect the shifting of the composition of federal spending over time toward capital investment and away from day-to-day operating spending, and savings from the Comprehensive Expenditure Review, which help slow the growth of day-to-day operating spending.

322 | Annex 1

Budgetary revenue projections have increased relative to the SEU 2026 by an average of $23.9 billion annually from 2026-27 to 2030-31. Higher prices, mainly for oil, and the second-quarter rebound in economic activity have lifted projected corporate profits and wages compared with the SEU 2026. These higher incomes support an increase in projected income tax revenues. In addition, higher Goods and Services Tax revenue and other revenues also contribute materially to the stronger outlook over the forecast horizon.

The outlook for income tax revenues improved by $15.7 billion annually, on average. The strength is driven by higher-than-expected preliminary 2025-26 results, some of which is projected to be sustained across the horizon, as well as a stronger outlook for nominal GDP, supported by upward revisions to the outlook for corporate profits and wages and salaries relative to the SEU. These factors improve projections for both personal and corporate income tax revenues.

The outlook for excise taxes and duties has been revised up over the forecast horizon owing to higher projected Goods and Services Tax revenue supported by a stronger outlook for taxable consumption. For projection purposes, it is also assumed that Canadian countermeasures in response to U.S. tariffs remain in place into 2027-28.

Revenues generated from Employment Insurance (EI) premiums are projected to be higher in 2026-27, mostly driven by growth in insurable earnings. Over the remainder of the horizon, premium revenues are projected to be lower by $0.5 billion annually on average, due to a lower forecasted premium rate, before new measures introduced in this budget.

Other revenues have increased over the forecast horizon primarily due to higher expected interest and penalty revenue in the near-term from growth in outstanding taxes receivable. Other revenue streams, including revenues from enterprise Crown corporations, net foreign exchange revenues, and returns on investments, also contribute to the increase over the forecast horizon.

The outlook for program expenses has decreased relative to the SEU 2026 by an average of $10.3 billion per year from 2026-27 to 2030-31, largely reflecting lower direct program expenses from updated projections for existing spending and actuarial and discount rate impacts on employee future benefit current service costs, partially offset by higher major transfers from indexation to inflation.

The outlook for major transfers to persons and to provinces, territories, and municipalities has increased relative to the SEU 2026 by an average of $1.3 billion per year from 2026-27 to 2030-31, largely due to indexation of select initiatives to inflation and nominal GDP.

Major transfers to persons are projected to increase over the forecast horizon, driven by growth in the Old Age Security program1 and Canada Child Benefit payments reflecting stronger projected CPI inflation, to which the benefits are indexed. Employment Insurance benefits are anticipated to be lower than forecast in

[1]

Beginning in 2025-26, Elderly Benefits are presented as the Old Age Security program. This presentation change does not affect the underlying benefits or expenditures reported, which continue to include all components formerly reported under Elderly Benefits.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS | 323

the SEU 2026 as a result of a lower number of beneficiaries driven by a lower unemployment rate forecast.

Major transfers to provinces, territories, and municipalities have increased slightly relative to the SEU 2026. This is primarily due to higher nominal GDP in the outer years of the forecast, which results in upward revisions to Equalization and Canada Health Transfer payments, partially offset by higher recoveries under the Quebec Abatement. Projected payments of Territorial Formula Financing are also higher, driven primarily by population growth.

The outlook for direct program expenses has decreased relative to the SEU 2026 by an average of $12.4 billion per year from 2026-27 to 2030-31, largely reflecting updated projections for existing spending (See box: Updating the direct program expense forecast) and actuarial and discount rate impacts on employee future benefit current service costs.

The reduction in projected direct program expenses mainly reflects updated timing and take-up across a broad range of existing spending, which reduces expected day-to-day spending, as well as certain capital investments including support for battery manufacturing and capital amortisation expense.

Direct program expenses are also down due to an expected rise in interest rates used to measure the present value of current service costs of employee future benefits. These changes are broadly offset by corresponding accrual expenses reported outside of direct program expenses, in public debt charges and net actuarial losses and gains.

An increase in projected expenses across the horizon has been made for the allowance for doubtful accounts on taxes receivable, in line with the increases seen in preliminary 2025-26 results, reflecting the growth of the tax base as well as the aging of the associated receivable. Under Canadian public sector accounting standards, tax revenue is recorded as revenue in the year it is earned, while the provision for doubtful accounts (updated annually to reflect the best estimate of uncollectable amounts receivable) is charged to expenses.

Public debt charges have increased by an average of $2.5 billion per year from 2026-27 to 2030-31 due to higher projected interest rates, as indicated in the survey of private sector economists, as well as higher borrowing requirements.

The reduction in projected spending growth is also supported by savings from the Comprehensive Expenditure Review and a reprioritisation of federal spending toward capital investment and away from day-to-day operating spending.

Net actuarial losses and gains represent the amortisation of changes in the value of the government’s accrued obligations for pensions and other employee future benefits and pension fund assets. In the later years of the forecast, net actuarial gains are expected to be lower relative to the SEU 2026, reflecting updated actuarial assumptions.

324 | Annex 1

Updating the direct program expense forecast

The Department of Finance Canada regularly reviews and updates its forecast models. Aligned with this best practice, Budget 2026 incorporates updates to the direct program expense forecast to better reflect the scale and composition of federal spending and the best available information on when approved funding is expected to be spent.

What are direct program expenses?

Direct program expenses comprise transfer payments administered by federal departments and the operating and other expenses of departments, agencies, and Crown corporations. They include both day-to-day expenses and a significant share of federal capital investment expenses.

Why was the forecast updated?

Direct program expenses have increased from about $150 billion in 2019-20 to $242 billion in 2025-26. This larger spending base also contains a wider range of programs and financial arrangements with differing cash and accrual accounting treatments, creating uncertainty in the timing and amount of expenses recorded.

Recent experience during and since the COVID-19 pandemic has also shown that the timing of spending can differ from earlier assumptions as organisations update delivery plans and corporate plans, expenditure reviews are implemented, and economic or financial conditions evolve. Preliminary results for 2025-26 showing considerably lower expenses than foreseen reinforced the need to reassess the aggregate spending profile across the forecast horizon.

What the update means

As a result, Budget 2026 reduces projected direct program expenses by about 4.5% or approximately $12.4 billion per year over the forecast horizon, before new measures. This is an aggregate forecasting adjustment, largely for non-defence, non-capital investments. It is not attributed to particular departments, programs, or policy decisions, and it does not change approved funding. Rather, it aligns the fiscal forecast with the government’s best current assessment of the timing and level of expected expenses on an accrual accounting basis.

The forecast will continue to be updated as new information becomes available, including departmental spending plans, in-year financial results, and revised economic and financial assumptions.

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Summary statement of transactions

Table A1.8

Summary statement of transactions

billions of dollars

	Projection
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
Budgetary revenues	526.4	540.3	564.2	581.5	607.7	629.1

Program expenses, excluding net actuarial losses (gains)	498.5	542.7	559.3	568.3	586.3	600.2

Public debt charges	53.5	60.2	67.3	73.8	78.4	85.5

Total expenses, excluding net actuarial losses (gains)	552.1	602.9	626.6	642.1	664.7	685.7

Budgetary balance before net actuarial losses (gains)	-25.7	-62.6	-62.4	-60.6	-57.0	-56.6

Net actuarial losses (gains)	13.6	-0.4	0.2	-3.0	-3.6	-3.7

Budgetary balance	-39.3	-62.3	-62.5	-57.6	-53.4	-52.9

Financial position

Total liabilities	2,318.3	2,484.1	2,671.8	2,855.3	3,003.9	3,151.7

Financial assets	866.6	945.8	1,035.6	1,123.5	1,179.0	1,234.1

Net debt	1,451.8	1,538.3	1,636.3	1,731.8	1,824.9	1,917.6

Non-financial assets	145.7	171.8	207.2	245.2	284.8	324.6

Federal debt[1]	1,306.1	1,366.5	1,429.0	1,486.6	1,540.1	1,593.0

% of GDP

Budgetary revenues	16.2	15.8	15.9	15.8	15.9	15.8

Program expenses, excluding net actuarial losses (gains)	15.4	15.8	15.7	15.4	15.3	15.1

Public debt charges	1.6	1.8	1.9	2.0	2.0	2.2

Budgetary balance	-1.2	-1.8	-1.8	-1.6	-1.4	-1.3

Federal debt	40.2	39.9	40.2	40.4	40.3	40.1

[1] The projected level of federal debt for 2026-27 includes an estimate of $1.7 billion for other comprehensive income of enterprise Crown corporations and other government business enterprises, and an estimate of $0.2 billion for net remeasurement gains on swap agreements, foreign exchange forward agreements, and other financial instruments.

326 | Annex 1

Outlook for budgetary revenues

Table A1.9 provides projected budgetary revenues by major component in the fiscal framework.

Table A1.9

The revenue outlook

billions of dollars

	Projection
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
Income tax revenues

Personal income tax	247.7	258.7	270.8	283.7	297.0	309.3

Corporate income tax	104.2	102.7	97.1	97.1	100.6	100.2

Non-resident income tax	14.5	14.8	15.0	15.3	15.5	15.8

Total	366.5	376.1	382.9	396.1	413.1	425.2

Excise tax and duty revenues

Goods and Services Tax	51.8	51.5	57.4	59.4	62.1	65.1

Customs import duties	10.3	11.1	13.4	8.1	8.4	8.7

Other excise taxes/duties	13.1	7.7	12.9	13.0	13.0	13.1

Total	75.1	70.2	83.7	80.6	83.5	86.9

Other taxes	0.0	2.7	1.9	2.1	2.1	2.1

Total tax revenues	441.6	449.1	468.5	478.7	498.7	514.2

Employment Insurance premium revenues	32.5	34.3	35.5	36.7	38.2	39.7

Other revenues

Enterprise Crown corporations	13.1	13.0	16.0	20.7	23.5	26.1

Other programs [1]	32.9	37.0	36.3	37.4	39.1	40.5

Net foreign exchange revenues and return on investments	6.2	6.9	7.9	8.0	8.2	8.6

Total	52.3	56.9	60.2	66.1	70.8	75.2

Total budgetary revenues % of GDP	526.4	540.3	564.2	581.5	607.7	629.1

Total tax revenues	13.6	13.1	13.2	13.0	13.0	12.9

Employment Insurance premium revenues	1.0	1.0	1.0	1.0	1.0	1.0

Other revenues	1.6	1.7	1.7	1.8	1.8	1.9

Total budgetary revenues	16.2	15.8	15.9	15.8	15.9	15.8

Note: Totals may not add due to rounding.

[1] Other programs includes pollution pricing proceeds to be returned to Canadians following the cessation of the federal fuel charge effective April 1, 2025. The federal Output-Based Pricing System (OBPS) remains in place, with associated proceeds averaging $14.3 million per year over the forecast horizon reflected in other programs forecast.

Income tax revenues

Income tax revenues are projected to increase by 2.6% to $376.1 billion in 2026-27. Growth in income tax revenues in 2026-27 is supported by upward revisions to nominal GDP, the broadest measure of the tax base, driven by higher oil prices.

Personal income tax revenues are projected to increase by 4.4% to $258.7 billion in 2026-27, reflecting a partial carry-forward of strong preliminary 2025-26 results and growth to date in 2026-27, alongside resilience of the labour market, including strong growth in wages and salaries, and elevated investment income. Over the

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remainder of the forecast horizon, personal income tax revenue growth is projected to average 4.6% per year.

Corporate income tax revenues are forecast to decrease by 1.5% to $102.7 billion in 2026-27, as the introduction of the Productivity Mega Deduction and weakness in year-to-date results more than offset expected strength in corporate profits and the carry-forward of strength from preliminary 2025-26 results. This new measure will permanently allow immediate expensing for a broad range of depreciable property. This shift in the timing of deductions is projected to lower revenues over the remainder of the forecast horizon.

Income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments, are expected to grow by 2% to $14.8 billion in 2026-27, reflecting moderate strength in year-to-date revenues. Over the remainder of the forecast horizon, growth in non-resident income tax revenues is expected to average 1.6% per year, reflecting a slowdown in interest and dividend payments to non-residents.

Excise tax and duty revenues

Goods and Services Tax (GST) revenues are projected to decline by 0.6% to $51.5 billion in 2026-27, reflecting the impact of the Canada Groceries Essentials Benefit top-up payments. Over the remainder of the forecast period, GST revenues are expected to increase by an average of 6.0% per year, supported by growth in taxable consumption and a rebound in revenues as the temporary impact of the top-up payments unwinds.

Customs import duties are forecast to increase by 7.8% to $11.1 billion in 2026-27. This growth primarily reflects, as of September 8, 2026, the application of new Canadian counter tariffs and the increase in the tariff rate of certain existing counter tariffs in response to the U.S. tariffs. Forecast revenues from these countermeasures are net of estimated remissions and other relief (e.g., Duty Deferral Program). For projection purposes, countermeasures are assumed to remain in place into 2027-28 and are subject to change in response to potential trade policy developments.

Other excise taxes and duties are expected to decline to $7.7 billion in 2026-27, or by 41.2%, largely driven by lower motive fuel revenues reflecting the Temporary Federal Fuel Excise Tax Relief measure and its extension. Revenues are projected to recover in 2027-28 as fuel excise tax rates return to their legislated levels and to stabilise at approximately $13 billion over the remainder of the forecast horizon.

Other taxes represent revenues from the Pillar Two global minimum tax, agreed to in October 2021 by the members of the OECD/G20 Inclusive Framework. Revenues from these taxes are projected to be $2.7 billion in 2026-27 and then $2 billion on average annually from 2027-28 to 2030-31.

Employment Insurance premium revenues

Employment Insurance (EI) premium revenues are forecasted to increase by 5.6% in 2026-27, supported by stronger wage and insurable earnings growth. Over the remainder of the forecast horizon, EI premium revenues are projected to grow by an average of 3.7% annually, reflecting steady gains in insurable earnings and labour force participation trends embedded in the economic outlook.

328 | Annex 1

In addition to economic drivers, the EI operating account is impacted by policy measures introduced to support workers like supporting Canadian workers and businesses - the rapid response supports for workers and employers, launching Team Canada Strong, helping workers build skills for the jobs of tomorrow, and helping workers affected by tariffs gain new skills, detailed in Chapter 2 and Chapter 3. These measures are expected to result in $3.9 billion in incremental costs over five years, placing upward pressure on the EI premium rate and influencing the pace at which the account is balanced.

The EI operating account2 is expected to start recording annual surpluses in 2028 and to achieve cumulative balance in 2034.

On September 14, 2026, the Canada Employment Insurance Commission announced the EI premium rate for 2027 is $1.64. It is projected to decline to $1.63 per $100 of insurable earnings in 2028. The actual premium rate for 2028 will be set in the fall of 2027, incorporating the recommendation of the Commission based on projections provided by the Office of the Chief Actuary.

Other revenues

Other revenues consist of three broad components:

Enterprise Crown corporation revenues are projected to decrease by 0.7% to $13.0 billion in 2026-27, before growing an average of 19.0% per year over the remainder of the forecast horizon, driven by net profits of enterprise Crown corporations as well as increased revenues from growth in the Government of Canada’s holdings of Canada Mortgage Bonds.

[2]

The EI Operating Account operates within the Consolidated Revenue Fund. As such, EI-related revenues and expenses that are credited and charged to the Account, respectively, in accordance with the Employment Insurance Act, are consolidated with those of the government, and affect the budgetary balance. For consistency with the EI premium rate, which is set on a calendar-year basis with the objective of having the Account break even over time, the annual and cumulative balances of the Account are also presented on a calendar-year basis.

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Other program revenues are projected to increase by 12.5% to $37.0 billion in 2026-27. This is primarily driven by higher expected interest and penalty revenue, reflecting year-to-date growth in outstanding taxes receivable, alongside higher expected offshore oil revenues. Over the remainder of the forecast horizon, growth is projected to average 2.3% annually.

Net foreign exchange revenues and return on investments, which consist mainly of returns on Canada’s official international reserves held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. Assets in the Exchange Fund Account are mainly invested in debt securities of sovereigns and their agencies. They are held to aid in the control and protection of the external value of the Canadian dollar and to provide a source of liquidity for the government, if required. Net foreign exchange revenues and return on investments are projected to rise 9.9% to $6.9 billion in 2026-27 and another 15.4% to $7.9 billion in 2027-28 due to higher interest rates and lower losses on sales of securities. Revenues are expected to grow more slowly over the remainder of the forecast horizon, averaging 2.7% per year as growth in the level of international reserves and other loans and investments is largely offset by waning foreign interest rates and foreign exchange rates on reserve assets, for which income is received in foreign currency but reported in Canadian dollars.

Canada’s surtaxes in response to U.S. tariffs on Canadian goods

As of October 26, 2026, $14.1 billion in gross revenue has been assessed from Canada’s counter tariffs in response to U.S. tariffs since March 4, 2025. A total of $8.9 billion in revenue has been remitted or relieved to mitigate the impact of the counter tariffs on the Canadian economy. The net revenue assessed is $5.2 billion and remains subject to revision.

The revenue projections assume these countermeasures will remain in place in 2027-28. The continued application of the counter tariffs is subject to outcomes of discussions with the United States to resolve U.S. tariffs applied on Canadian exports.

Canada’s surtaxes on certain imported goods from China

As of October 26, 2026, $577 million in gross revenue has been assessed under the China Surtax Order (2024) since October 2024. A total of $359 million in revenue has been remitted or relieved to mitigate the impact on the Canadian economy. The net revenue assessed is $218 million and remains subject to revision.

The figures in Chart A1.3 and A1.4 below detail the net revenue assessed as of October 26, 2026. As additional claims for remission are processed for these surtaxes, the total amount of relief provided will increase, which will result in downward revisions to net revenues assessed.

330 | Annex 1

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Outlook for expenses

Table A1.10 provides an overview of the projection for total expenses by major component.

Table A1.10

The expense outlook

billions of dollars

	Projection
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
Major transfers to persons
Old Age Security program[1]	82.7	89.4	95.2	99.9	104.8	109.5
Employment Insurance benefits	28.8	32.9	34.3	32.9	33.9	35.0
Canada Child Benefit	30.1	31.2	32.3	33.5	34.6	35.7
Total	141.7	153.4	161.8	166.3	173.3	180.2
Major transfers to provinces, territories, and municipalities
Canada Health Transfer[2]	54.7	57.4	60.3	62.9	65.2	67.7
Canada Social Transfer	17.4	17.9	18.5	19.0	19.6	20.2
Equalization[2]	26.2	27.2	28.4	29.6	30.7	31.9
Territorial Formula Financing[2]	5.5	5.8	6.3	6.7	7.0	7.2
Health agreements with provinces and territories	4.3	4.3	4.3	2.5	2.5	2.5
Canada-wide early learning and child care[3]	7.9	10.3	11.0	8.2	8.5	8.8
Build Communities Strong Fund – Community Stream	2.5	2.5	2.6	2.6	2.7	2.8
Other fiscal arrangements[4]	-7.6	-8.5	-8.6	-9.0	-9.4	-9.8
Total	110.8	116.9	122.8	122.5	126.8	131.2
Direct program expenses[5]
Other transfer payments[6]	115.0	122.4	125.7	128.6	129.6	129.2
Other direct program expenses	131.0	150.0	149.1	150.8	156.6	159.5
Total	246.0	272.4	274.7	279.4	286.2	288.8
Total program expenses, excluding net actuarial losses (gains)	498.5	542.7	559.3	568.3	586.3	600.2
Public debt charges	53.5	60.2	67.3	73.8	78.4	85.5
Total expenses, excluding net actuarial losses (gains)	552.1	602.9	626.6	642.1	664.7	685.7
Net actuarial losses (gains)	13.6	-0.4	0.2	-3.0	-3.6	-3.7
Total expenses	565.7	602.6	626.8	639.1	661.1	682.1
% of GDP
Major transfers to persons	4.4	4.5	4.6	4.5	4.5	4.5
Major transfers to provinces, territories, and municipalities	3.4	3.4	3.5	3.3	3.3	3.3
Direct program expenses	7.6	7.9	7.7	7.6	7.5	7.3
Total program expenses, excluding net actuarial losses (gains)	15.4	15.8	15.7	15.4	15.3	15.1
Total expenses	17.4	17.6	17.6	17.4	17.3	17.2

Note: Totals may not add up due to rounding.

[1]  Elderly Benefits are presented as the Old Age Security program. This presentation change does not affect the underlying benefits or expenditures reported, which continue to include all components formerly reported under Elderly Benefits.

[2]  The Canada Health Transfer, Equalization and Territorial Formula Financing amounts for 2027-28 will be finalised in December 2026, in accordance with the Federal-Provincial Fiscal Arrangements Act.

[3]  Canada-wide early learning and child care amounts do not include funding for early learning and child care agreements announced in Budget 2017 and the 2020 Fall Economic Statement. This funding is included under other transfers within direct program expenses.

[4]  Other fiscal arrangements include the Quebec Abatement (offsetting amounts to reflect the historical transfer of tax points and resulting reduction in federal tax collected for the Youth Allowances Recovery and Alternative Payments for Standing Programs); statutory subsidies; and payments for the transfer of Hibernia Net Profits Interest and Incidental Net Profits Interest net revenues to Newfoundland and Labrador.

[5]  Direct program expenses include pollution pricing proceeds returned to Canadians following the cessation of the federal fuel charge effective April 1, 2025, with preliminary 2025-26 results of 4.3 billion. The projection for 2026-27 is $0.7 billion, mainly for residual wind down payments, after which the forecast reflects only the federal Output-Based Pricing System, which remains in place.

[6]  The COVID-19 income support for workers line has been removed beginning in 2025-26, with any residual expenses reported within other transfer payments, consistent with the expected presentation in the Public Accounts of Canada.

332 | Annex 1

Major transfers to persons

Major transfers to persons are projected to grow at an average of 4.1% per year from 2026-27 onward, increasing from $153.4 billion in 2026-27 to $180.2 billion in 2030-31:

Old Age Security program payments are projected to increase by 8.0% in 2026-27 to $89.4 billion, and to continue to increase by 5.2% on average annually over the remainder of the forecast horizon. This is driven by an increase in the number of recipients and projected consumer price inflation, which is expected to average 2.2% from 2026 to 2030, to which benefits are fully indexed.

EI benefits are projected to reach $32.9 billion in 2026-27, up 14.1%, and continue to increase by 1.6% on average annually. Higher EI benefits in 2026-27 largely reflect new tariff support measures that expanded access to EI benefits. Over the forecast horizon, growth in EI benefits is supported by growth in average weekly earnings and by new measures announced in this budget.

Canada Child Benefit payments are projected to increase 3.6% to $31.2 billion in 2026-27, largely reflecting the indexation of benefits to consumer price inflation. Payments are expected to grow at an average of 3.5% annually over the remainder of the forecast horizon.

Major transfers to provinces, territories, and municipalities

Major transfers to provinces, territories, and municipalities are projected to grow at an average of 2.9% per year from 2026-27 onward, increasing from $116.9 billion in 2026-27 to $131.2 billion in 2030-31:

The Canada Health Transfer (CHT) is projected to increase from $57.4 billion in 2026-27 to $67.7 billion in 2030-31, supported by the CHT growth guarantee of at least 5% until 2027-28, after which it will grow in line with a three-year moving average of nominal GDP growth, with funding guaranteed to grow by at least 3% per year.

The Canada Social Transfer will increase from $17.9 billion in 2026-27 to $20.2 billion in 2030-31, reflecting legislated growth of 3% per year.

Equalization payments are indexed to the three-year average of nominal GDP growth and are projected to grow 4.1% annually, on average, from $27.2 billion in 2026-27 to $31.9 billion in 2030-31.

Territorial Formula Financing is projected to grow 5.5% annually, on average, from 2026-27 to 2030-31, due to growth in provincial/local expenditures, which are major components of the formula.

Health agreements with provinces and territories are projected to remain at $4.3 billion in 2026-27 and 2027-28, reflecting $2.5 billion per year for tailored bilateral agreements, $1.2 billion per year in transfers supporting home and community care and mental health and addictions services (which is being extended for one year in Budget 2026), and $600 million per year in transfers for long-term care. The latter two funding sources expire after 2027-28.

Canada-wide early learning and child care transfer payments are expected to decrease from $10.3 billion in 2026-27 to $8.8 billion in 2030-31, reflecting the phasing out of the Early Learning and Child Care Infrastructure Fund in 2026-27 and the ending of a temporary top-up of $5.4 billion over two years, starting in 2026-27, provided to ensure the sustainability of the system. Early learning and child care

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bilateral agreements are subject to a temporary 3% funding increase for four years, beginning in 2027-28.

Build Communities Strong Fund– Community Stream payments, which are indexed at 2% per year with increases applied in $100 million increments, are expected to grow from $2.5 billion in 2026-27 to $2.8 billion in 2030-31.

Other fiscal arrangements are projected to reduce transfers by $8.5 billion in 2026-27 and $9.8 billion by 2030-31 due to the Quebec Abatement. The Quebec Abatement reflects historical arrangements under which Québec residents pay lower federal taxes in lieu of federal cash support for certain social programs. As federal transfers to Québec are otherwise calculated on the same basis as those to other provinces, an equivalent amount is recovered from Québec’s cash transfers.

Direct program expenses

Direct program expenses consist of other transfer payments administered by departments and other direct program expenses. Growth in direct program expenses from 2026-27 to 2030-31 is driven disproportionately by investments identified in the Capital Budgeting Framework, which are growing faster than day-to-day expenses. Growth in capital investment expenses, most of which are in direct program expenses, averages 7.0%, while growth in direct program expenses excluding capital investments averages 0.2%. Overall growth in direct program expenses is expected to average 1.5% from 2026-27 to 2030-31.

Other transfer payments administered by departments are projected to rise from $122.4 billion in 2026-27 to $129.2 billion in 2030-31. This growth is mainly due to programs identified under the Capital Budgeting Framework, such as support for electric vehicle battery manufacturing, clean economy investment tax credits, the Strategic Response Fund, and the Canada Public Transit Fund.

Other direct program expenses reflect the cost of doing business for more than 100 government departments, agencies, and Crown corporations, as well as an allowance for doubtful accounts on taxes receivable. These expenses are forecasted to increase from $150.0 billion in 2026-27 to $159.5 billion by 2030-31, with growth muted by the phase-in of savings under the Comprehensive Expenditure Review. Growth in later years reflects rebuilding, rearming, and reinvesting in the Canadian Armed Forces, as well as investments identified in the Capital Budgeting Framework, including capital amortisation expense and expenses of the Canadian Infrastructure Bank.

Direct program expenses also include provisions for contingent liabilities, which reflect possible obligations arising from past events or transactions where the amount and timing of any future payment may be uncertain. These provisions include amounts related to claims and litigation, guarantees provided by the government, assessed taxes under appeal, callable share capital in international organisations, and insurance programs of agent enterprise Crown corporations. Growth in contingent liabilities has an impact on the budgetary balance in the year the liabilities are recorded. These expenses can vary significantly from year to year and have averaged around $10 billion annually in recent years.

334 | Annex 1

Public debt charges

Public debt charges are expected to increase from $60.2 billion in 2026-27 to $85.5 billion in 2030-31 due to projected increases in the stock of debt and higher interest rates. As a share of GDP, public debt charges are projected to rise from 1.8% in 2026-27 to 2.2% in 2030-31.

Net actuarial losses and gains

Net actuarial losses and gains, which represent changes in the value of the government’s obligations for pensions and other employee future benefits and pension assets, are expected to increase from a projected net gain of $0.4 billion in 2026-27 to $3.7 billion in 2030-31. This path reflects the amortisation of projected gains due to an expected rise in interest rates used to measure the present value of the obligations, as well as the end of the amortisation of prior years’ actuarial losses. The forecast of net actuarial losses and gains is volatile and sensitive to projections of future interest rates. To isolate these measurement impacts from underlying trends in government spending, expenses in Table A1.10 and the budgetary balance in Table A1.8 are shown before and after net actuarial losses and gains.

Financial source/requirement

This section sets out the government’s expected cash flow sources and requirements from its operating and investing activities. Together with the budget’s accrual-based projections, it provides a more complete picture of the government’s finances.

The financial source/requirement measures the difference between cash coming into the government and cash going out. When more cash comes in than goes out, the government has a financial source; when more cash goes out than comes in, it has a financial requirement. In contrast, the budgetary balance is presented on a full-accrual basis of accounting, meaning that revenues and expenses are recorded when they are earned or incurred, regardless of when the related cash is received or paid. For example, the cost of pension benefits earned by employees this year is expensed this year, even though the cash is paid out years from now.

Because the budgetary balance and financial source/requirement measure different things, they typically differ. Table A1.11 identifies the adjustments required to reconcile the accrual-based budgetary balance to cash to determine the financial source/requirement. The table starts with the budgetary balance and adjusts for non-budgetary transactions. These transactions include revenues and expenses that affect the budgetary balance but do not result in cash flows in the year, such as the amortisation of non-financial assets like a road or a bridge. They also include changes in assets and liabilities that result in cash flows but do not affect the budgetary balance in the year, such as the payment of an accounts payable obligation.

The government has a financial source when an asset decreases, such as when a loan is repaid to the government, or when a liability increases. It has a financial requirement when an asset increases, such as when the government makes a loan or purchases a longer-lived asset, or when a liability decreases, such as when it pays an outstanding liability. Together, the budgetary balance and non-budgetary transactions determine the government’s net source of (+), or requirement for (-), cash.

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The government’s financial requirements are an important component of its overall borrowing needs. Projected financial requirements, together with debt refinancing needs and other borrowing requirements, are reflected in the government’s borrowing plan set out in the Debt Management Strategy in Annex 2.

Table A1.11

The budgetary balance, non-budgetary transactions, and financial source/requirement billions of dollars

	Projection
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
Budgetary balance	-39.3	-62.3	-62.5	-57.6	-53.4	-52.9
Non-budgetary transactions
Pensions and other accounts	12.5	7.9	5.6	1.9	-1.6	-2.4
Non-financial assets	-18.5	-26.1	-35.5	-37.9	-39.6	-39.8
Loans, investments, and advances
Enterprise Crown corporations	-55.4	-59.1	-66.3	-66.4	-36.3	-32.1
Other	-5.2	-13.4	-7.7	-4.1	-5.2	-9.3
Total	-60.5	-72.5	-74.0	-70.4	-41.6	-41.4
Other transactions
Accounts payable, receivable, accruals, and allowances	-0.5	-0.9	3.5	1.4	2.5	3.0
Foreign exchange activities and derivatives	2.6	4.4	-6.1	-5.3	-5.4	-5.4
Total	2.1	3.5	-2.6	-3.9	-2.9	-2.5
Total non-budgetary transactions	-64.5	-87.2	-106.5	-110.4	-85.7	-86.1
Financial source (requirement)	-103.9	-149.5	-169.0	-168.0	-139.1	-139.1

As shown in Table A1.11, a financial requirement is projected in each year over the forecast horizon, reflecting financial requirements associated with the projected budgetary deficits and forecast requirements from non-budgetary activities.

A financial source is projected for pensions and other accounts over the earlier years of the forecast horizon, followed by projected requirements in the later years. Pensions and other accounts include the activities of the Government of Canada’s employee pension plans and those of federally appointed judges and members of Parliament, as well as a variety of other employee future benefit plans, such as health care and dental plans, and disability and other benefits for veterans and others. A financial source for pensions and other accounts reflects the difference between non-cash pension and benefit expenses recorded as part of the budgetary balance, such as the expensing of the estimated cost of future benefits earned by employees during the year, and actual cash outflows for benefit payments.

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortisation of capital assets included in the budgetary balance. They also include disposals of tangible capital assets and changes in inventories and prepaid expenses. Financial requirements are projected in each year over the forecast horizon, reflecting forecast net growth in non-financial assets, including defence purchases of items such as vehicles, ships, aircraft, IT systems, and weapons.

Loans, investments, and advances include the government’s equity in enterprise Crown corporations, including Canada Mortgage and Housing Corporation (CMHC),

336 | Annex 1

Export Development Canada, the Business Development Bank of Canada, and Farm Credit Canada; loans to enterprise Crown corporations to finance their activities; and the up-to $30 billion in annual purchases of Canada Mortgage Bonds issued by CMHC. Financial requirements associated with Canada Mortgage Bond purchases decline in later years as earlier purchases begin to mature and principal is repaid to the government, partially offsetting the cash required for new purchases. They also include loans, investments, and advances to national governments and international organisations, and under government programs such as the Canada Student Financial Assistance Program.

In general, the government expects loans, investments, and advances to generate additional revenues in the form of interest or additional net profits of enterprise Crown corporations, which partly offset its debt charges associated with these borrowing requirements. These revenues are reflected in the budgetary balance projections.

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities and derivatives. Projected net cash requirements for other transactions over the forecast horizon mainly reflect changes in accounts payable and accounts receivable, primarily due to timing differences between the recognition of revenues and expenses and the associated cash flows, and forecast increases in the government’s official international reserves held in the Exchange Fund Account.

Economic scenarios analysis

The Canadian economy has demonstrated considerable resilience and an ability to adapt to tariffs, trade disruptions, and heightened uncertainty. Nevertheless, its near-term outlook remains sensitive to developments in the global economy, including geopolitical tensions in the Middle East, renewed global inflation pressures, and higher global bond yields. These developments could result in weaker global growth and weigh on the Canadian economy through consumption, investment, and trade.

Looking further ahead, Canada’s economic performance will increasingly depend on its ability to strengthen the foundations for sustained, long-term growth, including through higher business investment, greater technology adoption, and stronger productivity gains. These represent important sources of domestic upside to the outlook, particularly if investment responds more strongly than assumed to recent and forthcoming policy measures and emerging growth opportunities. The extent to which these opportunities translate into higher investment and productivity will be key to Canada’s future growth trajectory, living standards, and resilience.

To support prudent fiscal planning and assess the sensitivity of the September survey forecast to alternative developments, the Department of Finance Canada has developed upside and downside scenarios for Canada’s economic outlook (Table A1.12). The scenarios illustrate two broad risks highlighted by private sector forecasters: stronger domestic investment and productivity on the upside and more persistent external shocks on the downside.

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Higher investment scenario

The higher investment scenario considers an environment in which businesses in Canada respond more strongly than assumed to new investment incentives and technological changes, supporting stronger investment and productivity growth. As such, the scenario more fully incorporates the departmental estimated economic impact of the Productivity Mega Deduction than is reflected in the September survey. Greater certainty around trade policy also supports business investment. Canadian businesses increase capital investment and adopt artificial intelligence and other productivity-enhancing technologies more extensively than assumed in the survey, improving efficiency and supporting stronger output growth. Strong global demand for energy, critical minerals, digital infrastructure, and related supply chains also encourages greater investment in Canada. Meanwhile, Canadian exporters expand and diversify export markets more rapidly than assumed, reducing their reliance on the U.S. market. While outcomes are more favourable than those in the survey, the scenario assumes that improvements occur gradually over the forecast horizon.

Higher investment and productivity growth increase the economy’s productive capacity and support higher standards of living. As a result, economic activity strengthens over the forecast horizon, with annual real GDP growth exceeding the September survey forecast by 0.3 percentage points on average from 2026 to 2030. Stronger nominal income growth also lifts wages and corporate profits, leaving the level of nominal GDP about $26 billion higher per year on average relative to the survey forecast.

•	Real GDP growth in 2027 reaches 2.0%, exceeding the September survey forecast of 1.7%. Reflecting the cumulative effects of greater capital deepening and total factor productivity growth, the level of real GDP in 2030 is about 1.3% higher than projected in the survey.

•	Stronger economic growth supports labour demand and job creation, while higher productivity supports real wage gains. The unemployment rate declines somewhat more rapidly than in the survey, averaging 6.1% in 2027, compared with 6.2% in the survey.

•	The boost to aggregate demand places some upward pressure on inflation, but this is offset by greater productivity and productive capacity. CPI inflation remains largely unchanged from the survey forecast throughout the projection horizon.

•	Short-term interest rates are modestly higher than in the survey over the forecast horizon, consistent with stronger economic activity and potential output growth. In 2027, short-term interest rates average 2.8% versus 2.6% in the survey.

•	GDP inflation is broadly unchanged relative to the survey forecast, as the impact of higher aggregate demand is largely offset by increased productive capacity.

Global supply disruptions scenario

In this scenario, geopolitical tensions in the Middle East persist for longer than anticipated, resulting in continued pressures on global energy markets, refining capacity, and critical shipping routes. These developments push up oil and diesel prices, as well as transportation and key input costs, adding to global inflationary

338 | Annex 1

pressures. As these pressures persist, central banks maintain more restrictive monetary policy for longer.

Meanwhile, persistent inflation and concerns about government finances in some advanced economies contribute to higher long-term interest rates through higher term premiums. At the same time, weaker economic prospects and greater investor risk aversion push up corporate risk premiums, further tightening financial conditions. These developments, along with increased uncertainty, weigh on investment and spending, slowing global economic activity. Stretched valuations and compressed risk premiums in the corporate sector before the shock further amplify the subsequent asset price corrections.

Canada is affected through several channels. Higher global energy prices improve Canada’s terms of trade, but they also raise production costs and inflation, eroding household purchasing power. Higher interest rates increase borrowing costs for businesses and households, while deteriorating global financial market conditions undermine wealth and confidence, all of which reduce housing activity, business investment, and consumption. At the same time, continued uncertainty surrounding U.S. trade policy dampens business confidence, investment, and exports. Heightened uncertainty and weaker investment also restrain capital deepening, while slower global growth reduces demand for Canadian exports.

Together, these pressures result in slower economic growth and higher unemployment in the scenario compared with the September survey forecast. Real GDP growth slows materially in the near term before gradually recovering thereafter. Although higher energy and domestic prices provide some support to GDP inflation, nominal GDP remains, on average, $8 billion per year lower than the September survey forecast from 2026 to 2030.

•	The Canadian economy contracts in the fourth quarter of 2026 before growth gradually recovers through the rest of 2027. Real GDP growth is 1% in 2027, compared with 1.7% in the survey. At its peak impact in 2027, the level of real GDP is about 0.9% below the survey forecast.

•	Weaker economic activity weighs on labour market conditions. The unemployment rate increases accordingly, peaking at 6.7% in the first quarter of 2027 (versus 6.4% in the survey) and averaging 6.6% in 2027, compared with 6.2% in the survey.

•	Despite the economy operating below its potential, inflation remains somewhat higher and more persistent due to increased cost pressures. Headline CPI inflation averages 2.5% in 2027, relative to 2.2% in the survey.

•	Weaker aggregate demand puts downward pressure on short-term interest rates, but this is largely offset by higher and more persistent inflation, leaving short-term rates broadly unchanged from the survey forecast. Meanwhile, long-term interest rates are temporarily higher due to higher term premiums. The 10-year government bond yield averages 4.1% in 2027 versus 3.8% in the survey.

•	GDP inflation is higher in the short term, reflecting higher domestic inflation and an improvement in Canada’s terms of trade due to higher energy commodity prices. GDP inflation averages 2.4% in 2027 relative to 1.9% in the survey.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS | 339

Table A1.12

Department of Finance economic scenarios

%, unless otherwise indicated

	2026	2027	2028	2029	2030	2026- 2030
Real GDP growth
Budget 2026	1.0	1.7	2.0	2.0	1.9	1.7
Higher investment scenario	1.0	2.0	2.3	2.3	2.2	2.0
Global supply disruptions scenario	0.9	1.0	2.1	2.3	2.0	1.6
GDP inflation
Budget 2026	4.6	1.9	1.6	1.9	1.9	2.4
Higher investment scenario	4.6	1.9	1.7	1.9	1.9	2.4
Global supply disruptions scenario	4.7	2.4	1.4	1.7	1.9	2.4
Nominal GDP growth
Budget 2026	5.6	3.7	3.6	3.9	3.9	4.1
Higher investment scenario	5.6	4.0	4.0	4.2	4.2	4.4
Global supply disruptions scenario	5.6	3.4	3.5	4.0	3.9	4.1
Nominal GDP level (billions of dollars)
Budget 2026	3,427	3,552	3,681	3,826	3,975
Higher investment scenario	3,428	3,565	3,707	3,864	4,026
Global supply disruptions scenario	3,428	3,544	3,669	3,815	3,965
Difference between Budget 2026 and higher investment scenario	2	13	26	38	52	26
Difference between Budget 2026 and global supply disruptions scenario	1	-8	-12	-11	-9	-8
3-month treasury bill rate
Budget 2026	2.3	2.6	2.7	2.7	2.7	2.6
Higher investment scenario	2.3	2.8	2.9	2.9	2.9	2.8
Global supply disruptions scenario	2.3	2.7	2.6	2.6	2.7	2.6
10-year government bond rate
Budget 2026	3.6	3.8	3.7	3.6	3.7	3.7
Higher investment scenario	3.6	3.9	3.8	3.8	3.8	3.8
Global supply disruptions scenario	3.7	4.1	3.9	3.7	3.7	3.8
Unemployment rate
Budget 2026	6.6	6.2	5.9	5.9	5.8	6.1
Higher investment scenario	6.5	6.1	5.8	5.8	5.7	6.0
Global supply disruptions scenario	6.6	6.6	6.2	5.9	5.8	6.2
Consumer Price Index inflation
Budget 2026	2.8	2.2	1.9	2.0	2.0	2.2
Higher investment scenario	2.8	2.2	1.9	2.0	2.0	2.2
Global supply disruptions scenario	2.9	2.5	1.9	1.9	2.0	2.2
U.S. real GDP growth
Budget 2026	2.1	2.2	2.2	2.3	2.3	2.2
Higher investment scenario	2.1	2.2	2.2	2.3	2.3	2.2
Global supply disruptions scenario	2.0	1.7	2.3	2.3	2.3	2.1
West Texas Intermediate crude oil price (US$ per barrel)
Budget 2026	85	79	69	67	69	74
Higher investment scenario	85	79	69	67	69	74
Global supply disruptions scenario	88	86	72	68	69	77

Note: Forecast averages may not equal average of years due to rounding. Numbers may not add up due to rounding.

Sources: Statistics Canada; Department of Finance September 2026 survey of private sector economists; Department of Finance Canada calculations.

340 | Annex 1

Fiscal impacts of economic scenarios

The potential impact of the economic scenarios on the projected federal deficit and federal debt to-GDP ratio is shown in Chart A1.5 and A1.6 below.

Global supply disruptions scenario fiscal impact

In the global supply disruptions scenario, the deficit would increase by about $2.2 billion annually, on average, over the planning horizon. The weakened outlook for nominal GDP would entail weaker tax revenue, partially offset by higher interest rates resulting in higher revenues from the government’s interest-bearing assets, and interest and penalty revenue on tax debt. Overall revenues are projected to be lower by $0.6 billion per year. Total expenses would increase by an average of $1.6 billion per year over the horizon, primarily driven by higher transfers to persons, some of which are indexed to consumer prices, and by higher public debt charges.

As a result of the higher deficits and weaker nominal GDP growth, the federal debt-to-GDP ratio would be expected to rise to 40.7% by 2028-29 and fall to 40.5% by 2030-31.

Higher investment scenario fiscal impact

In the higher investment scenario, the deficit would improve by about $3 billion annually, on average, over the planning horizon. Stronger nominal GDP results in higher income tax revenues. Overall, revenues are projected to be $3.9 billion higher annually, on average, in this scenario. Total expenses would be higher by $0.9 billion annually, on average, primarily due to increased public debt charges from higher interest rates and partially offset by lower expected EI benefit payments, driven by a stronger labour market.

As a result of the lower deficits and stronger nominal GDP, the federal debt-to-GDP ratio would stabilise at 40.0% in 2027-28, then fall to 39.2% by 2030-31.

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Long-term federal debt projections

Keeping the federal debt-to-GDP ratio on a stable or declining trajectory over the long term will help ensure that future generations are not unduly burdened by debt and that adequate fiscal room is preserved to respond to emerging fiscal pressures, challenges, and risks.

Long-term fiscal and economic projections can help assess whether the current fiscal policy trajectory is sustainable or policy adjustment may be needed. These simulations are not forecasts or predictions; rather, they are useful indicators of how economic and fiscal variables may interact under a defined set of conditions and assumptions.

Building on the Budget 2026 forecasts and extended using a set of reasonable assumptions described below, the baseline long-term fiscal projections continue to show the federal debt-to-GDP ratio declining over the long-term projection horizon (Chart A1.7).

Long-term projections also show that fiscal strength depends not only on sound fiscal management, but also on strong economic growth policies. Even modest, sustained gains in growth compound over time, strengthening Canada’s fiscal position and creating room to invest in priorities. That is why pro-growth, pro-investment policies, such as those being advanced by the government, are so important. Alongside these efforts, technological advances, including in artificial intelligence, have the potential to meaningfully boost productivity growth and further reinforce Canada’s fiscal strength. As an illustration, sensitivity analysis suggests that a modestly higher average annual economic growth by 0.25 percentage points over the long term would put the federal debt-to-GDP ratio on a notably steeper downward path.

342 | Annex 1

Keeping the federal debt-to-GDP ratio from rising over the long term will help preserve fiscal capacity to manage future pressures, including, among others, recessions, climate change, the transition to net-zero emissions, and additional defence spending.

To form the long-term economic projections, the medium-term (2026 to 2030) economic forecasts presented in Budget 2026 are extended to 2060 using the Department of Finance Canada’s long-term economic projection model. In this model, annual real GDP growth depends on labour productivity growth (0.9% per year), which is calibrated over its 2000-2025 historical average, and labour supply growth (average of 0.6% per year), which is based on demographic projections produced by Statistics Canada and projections for the labour force participation rate and average hours worked using econometric models developed by the Department. Assuming a constant 2% annual rate for GDP inflation, nominal GDP is projected to grow by an average of 3.5% per year from 2031 to 2060 (Table A1.13).

Table A1.13

GDP growth projection, baseline scenario, average annual growth rates

%, unless otherwise indicated

	2000-2025	2026-2030	2031-2060
Real GDP growth	2.1	1.7	1.5

Contributions of (percentage points):

Labour supply growth	1.3	0.5	0.6

Working-age population	1.5	0.8	0.7

Labour force participation	0.0	-0.3	-0.1

Unemployment rate	0.0	0.2	0.0

Average hours worked	-0.2	-0.2	-0.1

Labour productivity growth	0.9	1.2	0.9
Nominal GDP growth	4.7	4.1	3.5

 Note: Contributions may not add up due to rounding.

 Sources: Statistics Canada; Department of Finance September 2026 survey of private sector economists; Department of Finance Canada calculations.

The long-term federal debt projections are developed through an accounting model in which each revenue and expense category is modelled as a function of its underlying demographic and economic variables, with the relationships defined by a mix of current government policies and assumptions. The key assumptions underlying fiscal projections from 2031-32 through 2060-61 are as follows:

•	All tax revenues as well as direct program expenses grow broadly with nominal GDP, with the exception of a number of measures that will no longer be available after a certain date, such as the Clean Economy investment tax credits, which are incorporated based on their projected costs.

•	The Canada Health Transfer, Canada Social Transfer, and Equalization grow with their respective legislated escalators. The remaining major transfers to provinces, territories, and municipalities grow according to their respective factors, such as nominal GDP, the respective populations, inflation, and current legislation or agreements.

•	Old Age Security Program and Canada Child Benefit payments grow in line with the respective populations and are indexed to inflation. Employment Insurance (EI) benefits evolve in line with the number of beneficiaries and the growth in average weekly earnings. The EI premium rate is determined in accordance with current program parameters.

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•	The effective interest rate on federal market debt is assumed to average about 3.3% over the 2031-32 to 2060-61 period.

As with any projection that extends over several decades, long-term federal debt projections are subject to considerable uncertainty and are sensitive to the underlying assumptions. Sensitivity analysis helps illustrate how changes in key assumptions can affect the budgetary balance-to-GDP ratio and the federal debt-to-GDP ratio at the end of the long-term projection horizon (Tables A1.14 and A1.15).

Table A1.14

Description of alternative assumptions1

alternative assumption less baseline

	Baseline[2]	High	Low
Demographic:
Fertility rate (average births per woman)	1.3 births	+0.5 births	-0.5 births
Immigration (% of population)	0.9	+0.25 p.p.	-0.25 p.p.
Life expectancy at 65	23 years	+3 years	-3 years
Economic:
Total labour force participation rate (%)	63.6	+2.0 p.p.	-2.0 p.p.
Average weekly hours worked (hours)	32.4	+1.0 hour	-1.0 hour
Unemployment rate (%)	5.8	+1.0 p.p.	-1.0 p.p.
Labour productivity (%)	0.9	+0.25 p.p.	-0.25 p.p.
Interest rates (%)	3.3	+1.0 p.p.	-1.0 p.p.

Note: p.p. = percentage point

[1]	These alternative assumptions are applied starting in 2031 except for changes in life expectancy, which are gradually applied over the projection horizon.
[2]	Baseline shown as the average over the period 2031 to 2060.

Table A1.15

Budgetary balance and federal debt in 2060-61 under alternative assumptions

% of GDP

	Baseline		High		Low
	Budgetary balance	Federal debt	Budgetary balance	Federal debt	Budgetary balance	Federal debt
Demographic:
Fertility rate	0.4	18.6	0.3	21.7	0.4	15.4
Immigration	0.4	18.6	1.0	10.3	-0.4	28.9
Life expectancy at 65	0.4	18.6	0.0	22.1	0.6	15.6
Economic:
Total labour force participation rate	0.4	18.6	0.7	12.2	-0.1	26.0
Average weekly hours worked	0.4	18.6	0.7	12.3	-0.1	25.9
Unemployment rate	0.4	18.6	0.2	21.0	0.5	16.4
Labour productivity	0.4	18.6	1.0	10.1	-0.4	28.1
Interest rates	0.4	18.6	-0.4	30.0	0.8	9.9

344 | Annex 1

Supplementary information

Sensitivity of fiscal projections to economic shocks

Changes in economic assumptions affect the projections of revenues and expenses. The following tables illustrate the sensitivity of the projected budgetary balance to the following economic shocks relative to Budget 2026 projections:

•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•	A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation).

•	A sustained 100-basis-point increase in all interest rates.

These sensitivities are estimates that assume any decrease in economic activity is proportional across income and expenditure components and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. The sensitivity analysis conducted in this section has been presented routinely in budgets since 1994 and is separate from the upside and downside scenarios presented earlier in this annex. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables (e.g., GDP inflation and CPI inflation may have different responses to a given shock). Aligned with presentation throughout Budget 2026, the fiscal sensitivities are based on a four-year time horizon.

Table A1.16

Estimated impact of a 1-year, 1-percentage-point decrease in real GDP growth on federal revenues, expenses, and budgetary balance billions of dollars

	Year 1	Year 2	Year 4
Federal revenues
Tax revenues
Personal income tax	-3.2	-3.3	-3.6
Corporate income tax	-0.9	-1.2	-1.3
Goods and Services Tax	-0.5	-0.6	-0.6
Other	-0.2	-0.2	-0.2
Total tax revenues	-4.8	-5.3	-5.8
Employment Insurance premiums	0.3	1.2	1.2
Other revenues	-0.2	-0.2	-0.2
Total budgetary revenues	-4.6	-4.2	-4.7
Federal expenses
Major transfers to persons
Old Age Security program	0.0	0.0	0.0
Employment Insurance benefits	1.2	1.3	1.4
Canada Child Benefit	0.0	0.2	0.2
Total major transfers to persons	1.1	1.4	1.6
Other program expenses	-0.3	0.0	-0.6
Public debt charges	0.1	0.3	0.7
Total expenses	0.9	1.7	1.7
Budgetary balance	-5.6	-5.9	-6.4

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A 1-percentage-point decrease in real GDP growth proportional across income and expenditure components reduces the budgetary balance by $5.6 billion in the first year, $5.9 billion in the second year, and $6.4 billion in the fourth year

(Table A1.16).

•	Tax revenues from all sources fall by a total of $4.6 billion in the first year. Personal income tax revenues decrease as employment and the underlying tax base fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease because of lower consumer spending associated with the fall in employment and personal income.

•	EI premium revenues increase as a result of an increase in the EI premium rate, which, under the seven-year break-even mechanism, adjusts to offset the increase in benefits due to the higher number of unemployed, such that the EI Operating Account balances over time.

•	Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower expenses, like Equalization, as the decline in real GDP is reflected in nominal GDP, to which these payments are indexed.

Table A1.17

Estimated impact of a 1-year, 1-percentage-point decrease in GDP inflation on federal revenues, expenses, and budgetary balance billions of dollars

	Year 1	Year 2	Year 4
Federal revenues
Tax revenues
Personal income tax	-3.1	-2.9	-2.7
Corporate income tax	-0.9	-1.2	-1.3
Goods and Services Tax	-0.6	-0.6	-0.6
Other	-0.2	-0.2	-0.2
Total tax revenues	-4.8	-4.9	-4.9
Employment Insurance premiums	0.0	-0.1	-0.2
Other revenues	-0.3	-0.3	-0.3
Total budgetary revenues	-5.1	-5.2	-5.4
Federal expenses
Major transfers to persons
Old Age Security program	-0.6	-1.0	-1.1
Employment Insurance benefits	-0.1	-0.2	-0.3
Canada Child Benefit	0.0	-0.2	-0.4
Total major transfers to persons	-0.7	-1.4	-1.8
Other program expenses	-1.3	-1.1	-2.6
Public debt charges	-0.6	0.1	0.1
Total expenses	-2.6	-2.4	-4.3
Budgetary balance	-2.4	-2.9	-1.1

A 1 percentage-point decrease in nominal GDP growth proportional across income and expenditure components, resulting solely from lower GDP inflation (assuming that the CPI moves in line with GDP inflation), lowers the budgetary balance by

$2.4 billion in the first year, $2.9 billion in the second year, and $1.1 billion in the fourth year (Table A1.17).

346 | Annex 1

•	Lower prices across the economy result in lower nominal income and, as a result, personal income tax revenues decrease. As the parameters of the personal income tax system are indexed to inflation, the fiscal impact is smaller than under the real GDP shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

•	EI premium revenues decrease in response to lower earnings.

•	Other revenues decline slightly as lower growth in tax revenue results in slightly lower interest and penalty revenue, and lower prices lead to lower revenues from the sales of goods and services.

•	Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to CPI inflation, such as Old Age Security program payments, which put downward pressure on federal program expenses. In addition, other program expenses are also lower as certain programs are linked directly to growth in nominal GDP, such as Equalization.

•	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds.

Table A1.18

Estimated impact of a sustained 100-basis-point increase in all interest rates on federal revenues, expenses, and budgetary balance billions of dollars

	Year 1	Year 2	Year 4
Federal revenues	3.1	4.4	6.8
Federal expenses	7.2	10.0	14.7
Budgetary balance	-4.1	-5.6	-7.9

A 1% increase in interest rates decreases the budgetary balance by $4.1 billion in the first year, $5.6 billion in the second year, and $7.9 billion in the fourth year (Table A1.18). Higher interest rates directly impact estimated public debt charges on marketable debt in two ways. First, interest costs increase as existing debt matures and is refinanced at higher rates. Second, rising rates increase the expected cost of future borrowing needs. Public debt charges are estimated based on the current expectations for future changes in interest rates, which are subject to change based on economic conditions.

It is important to note that interest rates also directly affect other government revenues and expenses and that they typically do not change in isolation. That is, with higher interest rates, the government would realise some offsetting benefits, including:

•	Higher revenues from the government’s interest-bearing assets, and interest and penalty revenue on tax debt, which are recorded as part of other revenues.

•	Corresponding downward adjustments that reduce the valuations of public sector pensions and employee benefits obligations, which are not incorporated in the table above.

•	Higher government tax revenues if interest rate increases were due to stronger economic growth (also not included in the table above).

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Policy actions taken since the Spring Economic Update 2026

To ensure transparency, Table A1.19 lists all policy actions taken since the Spring Economic Update 2026, to ensure that Canadians are continually well served by the programs they rely on and that government operations carry on efficiently.

Table A1.19

Policy actions since the Spring Economic Update 2026

millions of dollars

Note:

1. An ellipsis (….) indicates no adjustments to existing funding levels (that is, no additional funding, or reduction in funding, is being proposed), or no funding implications (for example, a one-time event or a new program that begins in future years).

2. A dash (-) indicates that consideration of a further extension will occur at a later time.

3. A starred 0 (0*) indicates an amount of less than $0.5 million, which rounds to zero in this table.

4. Measures that include funding classified as a capital investment are marked with an asterisk (*).

5. Numbers may not add due to rounding.

6. A glossary of abbreviations used in this table can be found at the end of this table.

	Dept.	2026- 2027	2027- 2028		2028- 2029	2029- 2030	2030- 2031
Transportation, infrastructure, and environment		316	422		406	399	408
Canada hosting the 2027 Our Ocean Conference¹	DFO	2	6		0	0	0
Supporting supply chains and workers¹	TC, CTA,	15	53		50	46	47
Less: Funds sourced from existing departmental resources	ESDC, ATSSC	-3	-3		-3	-3	-3
OceanEye¹*	DFO	...	8		11	12	14
Rebuilding Jasper National Park*	PC	...	51		30	17	18
Strengthening flood mitigation in British Columbia¹*		20	0		0	0	0
Less: Funds sourced from existing departmental resources	HICC	-20	0		0	0	0
Support for the George Massey Crossing Project¹, ²*	HICC	300	300		300	300	300
Supporting Tumbler Ridge¹*		113	10		10	10	10
Less: Funds sourced from existing departmental resources	HICC, PS	-110	-10		-10	-10	-10
VIA Rail long-distance fleet renewal¹*	VIA Rail	...	7		17	27	32
Wild Capture Oyster Licence Buyback Program in
Prince Edward Island¹	DFO	6	0		0	0	0
Less: Funds sourced from existi resources		-6	0		0	0	0
Business and innovation	10		77		78	2	2
Implementing Indigenous Economic Participation in Trans Mountain	FIN	0*	0	*	1	0	0
Support for the International Sustainability Standards Board	CED	...	2		2	2	2
Support for Woodfibre LNG*		50	75		75	0	0
Less: Funds sourced from existing departmental resources	NRCan	-40	0		0	0	0
Health, immigration, culture, and communities		1,316	568		226	-192	-191
Ādisōke (Ottawa Public Library / Library and Archives Canada joint facility)*	LAC	...	0	*	1	1	1
Canadian Dental Care Plan debt remission¹	HC	435	0		0	0	0
Extending the PEI Affordable Prescription Drug Pilot¹		11	11		11	0	0
Less: Funds previously provisioned in the fiscal framework	HC	-11	-11		-11	0	0
HIV oral self-test kits¹	PHAC	1	5		0	0	0
Interim Federal Health Program	IRCC	404	411		0	0	0

348 | Annex 1

	Dept.	2026- 2027		2027- 2028		2028- 2029		2029- 2030		2030- 2031
Sustaining the Canadian Dental Care Plan³	HC	477		153		225		-193		-192
Public safety, defence, and Canada in the world		50		17		15		6		-11
Canadian Coast Guard - Program Icebreaker Ships¹*		2		4		5		7		15
Less: Funds sourced from existing departmental resources	DND	-3		-3		-3		-15		-40
Early preparations for La Francophonie*	GAC, RCMP	41		0	*	0	*	0	*	0	*
Preventing forced labour in Canadian supply chains	CBSA, GAC	10		16		14		14		14
Support for the Ukraine Energy Support Fund and State Reintegration Service¹		7		5		0		0		0
Less: Funds from the International Assistance Envelope’s Strategic Priorities Fund	GAC	-7		-5		0		0		0
Reconciliation with Indigenous People		51		2		2		2		2
Federal Indian Boarding Homes (Percival) Settlement	CIRNAC	44		0		0		0		0
Funding for Ajuinnata: The Mary Simon Catalyst for Mental Wellness Initiative	ISC	7		2		2		2		2
Effective government		20		34		32		35		35
Office of the Public Sector Integrity Commissioner resources*	PSIC	8		8		8		8		5
Resources for advancing new trade agreements	FIN,GAC	12		12		12		12		12
Resources for emerging policy issues		9		15		15		14		14
Less: Projected savings[4]	FIN	-21		-17		-13		-10		-6
Security, regional offices, and trade and economic policy resources*		13		16		11		11		11
Less: Funds sourced from existing departmental resources	PCO	…		0	*	0	*	0	*	0	*
Surtax revenues and countermeasures		-269		-54		7		2		2
Certain Canned Vegetable Goods Surtax Order⁵	—	-6		0		0		0		0
Certain Russian Goods Remission Order⁶	—	27		10		6		0	*	0
Certain Wood Cabinet and Vanity Goods Surtax Order⁷	—	-42		0		0		0		0
Extension of Steel Tariff-Rate Quotas⁸, ⁹	—	-251		-66		0		0		0
Honda Canada Inc. Remission Order¹⁰	—	0	*	0		0		0		0
Tariff relief on battery inputs for electric bicycles¹¹	—	2		2		2		2		2
Fiscal impact of non-announceable measures*¹²		1,743		2,848		1,116		-182		136
Net fiscal impact – Total policy actions since SEU 2026		3,236		3,915		1,882		71		382
Of which, capital investment:		856		2,393		1,735		648		483

¹ Measure previously included in 2026-27 Supplementary Estimates A and/or previously announced.

² Final financial commitments are to be determined, up to a maximum envelope of $3 billion.

³ In addition, there is a realignment of existing funds of $344.6 million for Sustaining the Canadian Dental Care Plan from 2025-26 to 2026-27.

⁴ Annual savings from the optimisation of risk management practices associated with the Exchange Fund Account.

⁵ Announced and implemented on June 19, 2026.

⁶ Implemented on June 22, 2026.

⁷ Announced and implemented on July 31, 2026.

⁸ Announced on June 3, 2026, and implemented on June 27, 2026.

⁹ Forecasted surtax revenue is presented net of expected remission and other duties relief.

¹⁰ Implemented on June 22, 2026.

¹¹ Implemented on August 7, 2026.

¹² The net fiscal impact of measures that are not announced is presented at the aggregate level and would include provisions for anticipated Cabinet decisions not yet made (including the use of such provisions from previous budgets and updates) and funding decisions related to national security, commercial sensitivity, contract negotiations, and litigation issues.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS | 349

Glossary of abbreviated titles

AECL	Atomic Energy of Canada Limited

ATSSC	Administrative Tribunals Support Service of Canada

CanNor	Canadian Northern Economic Development Agency

CAS	Courts Administration Service

CATSA	Canadian Air Transport Security Authority

CBSA	Canada Border Services Agency

CCA	Canada Council for the Arts

CDEV	Canada Development Investment Corporation

CED	Canada Economic Development for Quebec Regions

CIRNAC	Crown-Indigenous Relations and Northern Affairs Canada

CRA	Canada Revenue Agency

CSC	Correctional Service Canada

CTA	Canadian Transportation Agency

DFO	Fisheries and Oceans Canada

DND	National Defence

ECCC	Environment and Climate Change Canada

EDC	Export Development Canada

ESDC	Employment and Social Development Canada

FIN	Department of Finance Canada

GAC	Global Affairs Canada

HC	Health Canada

HICC	Housing, Infrastructure and Communities Canada

IRB	Immigration and Refugee Board of Canada

IRCC	Immigration, Refugees and Citizenship Canada

ISC	Indigenous Services Canada

ISED	Innovation, Science and Economic Development Canada

JUS	Department of Justice Canada

LAC	Library and Archives Canada

NCC	National Capital Commission

NRC	National Research Council Canada

NRCan	Natural Resources Canada

PC	Parks Canada

PCH	Canadian Heritage

PCO	Privy Council Office

PHAC	Public Health Agency of Canada

Polar	Polar Knowledge Canada

PS	Public Safety Canada

PSC	Public Service Commission of Canada

350 | Annex 1

PSIC	Office of the Public Sector Integrity Commissioner of Canada

PSPC	Public Services and Procurement Canada

RCMP	Royal Canadian Mounted Police

SSC	Shared Services Canada

TBS	Treasury Board of Canada Secretariat

TC	Transport Canada

VAC	Veterans Affairs Canada

VIA Rail	VIA Rail Canada

WAGE	Women and Gender Equality Canada

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS | 351

Capital investment (detailed) outlook

As set out in Budget 2025, Annex 2, the Capital Budgeting Framework establishes a consistent way to classify spending, including tax expenditures, that contributes to capital formation—while maintaining pre-existing categories used in budgets and financial reports.

Capital investments, for the purposes of the framework, are defined broadly as any government expenditures or tax incentives that contribute to public or private sector capital formation, held directly on the government’s balance sheet or on that of a private sector entity, Indigenous community, or another level of government.

To support consistent application of the framework, measures classified as capital investment are identified through two criteria and organised into six categories, summarised below.

Capital Budgeting Framework – Definitions and categories

Objective: Classify federal investments that support capital formation in a consistent and transparent manner to improve decision-making and comparability across programs and alignment with long-term economic objectives.

Focus is on capital investments that meet the following two criteria:

•

Conditionality: Funding recipient is required to invest in capital formation to receive the benefit.

•

Clear linkage: Spending encourages or enables capital investment in identifiable sectors or projects.

Six categories of federal measures are classified as capital investment:
Capital transfers Transfers to other levels of government and organisations expressly intended for the recipient to invest in infrastructure or a productive asset.
Capital-focused tax incentives Tax expenditures intended to incentivise new capital formation.
Amortisation of federal capital assets Expenses recorded to spread the cost of capital assets owned or controlled by the federal government over their useful lives.
Private sector research and development Direct funding or tax incentives for R&D activities that enable commercialisation or scale-up and raise future productive capacity.

Support to unlock large-scale private capital investment

Contractual agreements with proponents involving exceptional, significant operating subsidies designed to unlock incremental large-scale private capital investments.

Measures to grow the housing stock Measures that accelerate new housing supply

352 | Annex 1

Table A1.20

Detailed capital investments

billions of dollars

	Projection
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
Capital transfers	16.1	26.6	32.4	31.5	31.0	28.1
Build Communities Strong Fund
Baseline	–	2.5	2.6	2.6	2.7	2.8
Budget 2025	–	2.3	2.7	3.2	2.3	2.2
Budget 2026	–	0.3	1.4	1.5	0.5	0.5
Investing in Canada Infrastructure Program
Baseline	3.1	4.2	3.4	3.5	3.2	2.1
Budget 2025	–	–	—0.3	—1.2	1.5	–
Trade Infrastructure Strategy
Budget 2025	–	0.7	1.1	1.3	1.0	1.0
Budget 2026	–	–	0.0	–	–	–
Transportation, trade, energy, and northern infrastructure[1]
Baseline	0.9	1.4	1.8	0.7	0.6	0.4
Budget 2025	0.0	0.3	0.5	0.5	0.5	0.1
Budget 2026	–	0.3	2.5	2.5	2.1	1.7
Community, social, and local infrastructure[1]
Baseline	4.9	3.6	4.7	5.8	5.3	6.3
Budget 2025	0.1	-0.4	-0.6	-1.0	-0.8	-0.8
Spring Economic Update 2026	–	-0.1	–	–	–	–
Indigenous community infrastructure
Baseline	3.5	3.3	2.3	1.4	1.3	1.3
Budget 2025	–	0.7	0.7	0.7	–	–
Spring Economic Update 2026	–	0.3	0.1	0.0	0.0	0.0
Budget 2026	–	0.8	0.8	1.1	2.0	2.3
Canada Foundation for Innovation
Baseline	0.6	0.6	0.6	0.6	0.5	0.5
Budget 2025	–	–	0.1	0.1	0.1	0.0
Strategic Response Fund[2]
Baseline	1.7	1.4	1.2	1.3	1.4	2.1
Budget 2025	-0.7	0.6	1.3	1.2	1.0	0.5
Budget 2026	–	–	0.7	0.7	1.5	0.9
Industry and clean technology investments[3]
Baseline	1.4	1.7	1.2	0.9	0.1	0.1
Budget 2025	-0.1	-0.1	0.1	0.2	0.1	0.1
Spring Economic Update 2026	–	–	0.0	–	–	–
Budget 2026	–	0.1	1.1	2.4	2.7	2.9
Regional, community, and broad-based business development[3]
Baseline	0.4	0.3	0.3	0.2	0.2	0.2
Budget 2025	0.1	0.2	0.2	0.0	0.0	0.0
Spring Economic Update 2026	–	0.0	0.0	0.1	0.1	0.0
Budget 2026	–	0.3	0.6	0.2	0.1	0.2
Defence[4]
Budget 2025	0.2	0.8	0.9	0.8	0.6	0.8
Budget 2026	–	-0.1	0.1	0.0	0.0	—0.4
Co-Development Funding for High-Speed Rail
Baseline	0.1	0.1	0.1	0.1	0.1	–
Budget 2025	0.0	0.5	0.3	0.2	0.1	0.1
Capital-focused tax incentives	4.2	10.5	17.2	19.0	17.4	18.5
Clean Economy investment tax credits[5]
Baseline	0.2	3.2	3.4	4.5	4.9	6.8
Spring Economic Update 2026	–	–	0.0	-0.1	-0.1	-0.2
Budget 2026	–	–	0.1	0.7	0.6	0.8

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS | 353

	Projection
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
Productivity Mega Deduction and other accelerated capital cost allowances[6]
Baseline	2.5	3.3	2.7	2.7	2.6	–0.6
Budget 2025	0.0	0.3	0.4	0.4	0.5	0.5
Spring Economic Update 2026	0.0	0.0	0.0	0.0	0.0	0.1
Budget 2026	–	2.0	8.9	8.9	7.0	9.3
Film and video tax credits
Baseline	0.8	1.0	1.0	1.1	1.1	1.1
Other capital-focused tax incentives[6]
Baseline	0.6	0.7	0.5	0.6	0.6	0.6
Budget 2025	0.1	0.1	0.0	–	–	–
Budget 2026	–	0.0	0.3	0.2	0.2	0.2
Amortisation of federal capital assets	6.2	6.9	7.7	9.2	10.5	11.9
Capital amortisation expenses
Baseline	6.2	6.9	7.3	8.2	8.8	9.4
Budget 2025	0.0	0.0	0.2	0.5	1.0	1.6
Spring Economic Update 2026	–	0.0	0.0	0.1	0.1	0.1
Budget 2026	–	0.0	0.2	0.5	0.6	0.8
Private sector research and development	5.3	6.2	6.9	7.0	7.1	7.2
Industrial Research Assistance Program[7]
Baseline	0.5	0.5	0.5	0.4	0.3	0.3
Scientific Research and Experimental Development tax incentives[6]
Baseline	4.7	5.5	5.7	5.9	6.2	6.4
Budget 2025	–	0.1	0.1	0.1	0.1	0.1
Budget 2026	–	0.0	0.2	0.2	0.2	0.2
Defence[4]
Budget 2025	0.0	0.1	0.1	0.3	0.3	0.1
Budget 2026	–	–	0.3	0.1	–	–
Other research and development programs
Budget 2026	–	–	0.0	0.0	0.0	0.0
Support to unlock large-scale private capital investment	0.1	0.4	0.7	1.6	2.6	2.9
Support for battery manufacturing[6]
Baseline	0.1	0.4	0.7	1.6	2.4	2.8
Bringing Critical Minerals from Mine to Market
Budget 2026	–	–	–	–	0.1	0.1
Measures to grow the housing stock	5.5	8.0	8.8	9.5	9.5	9.5
Build Canada Homes
Budget 2025	–	1.2	1.2	2.1	2.1	2.1
Budget 2026	–	–	1.7	2.2	2.2	2.2
Affordable Housing Fund
Baseline	1.0	1.4	0.6	0.1	0.0	0.0
Budget 2025	–	–	–	0.0	0.0	0.0
Housing Accelerator Fund
Baseline	1.1	1.1	0.1	–	–	–
Apartment Construction Loan Program
Baseline	0.2	0.3	0.4	0.3	0.4	0.3
Spring Economic Update 2026	–	0.0	0.0	0.1	0.1	0.1
Tax measures – rental property and multi-generational units[6]
Baseline	1.1	1.6	1.9	2.1	2.3	2.7
Indigenous housing
Baseline	2.0	2.1	1.4	1.3	1.1	1.1
Spring Economic Update 2026[8]	–	0.1	0.2	0.2	0.1	0.1
Budget 2026	–	–	1.1	1.1	1.0	1.1

354 | Annex 1

	Projection
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
Other programs
Baseline	0.4	0.5	0.5	0.3	0.4	0.1
Budget 2025	-0.1	-0.2	-0.2	-0.2	-0.2	-0.1
Spring Economic Update 2026	0.0	0.0	0.0	0.0	0.0	0.0
Total capital investment	37.4	58.8	73.7	77.9	78.0	78.2
Baseline	37.7	47.7	44.7	46.1	46.7	46.9
Budget 2025	-0.4	7.1	8.8	9.3	10.1	8.3
Spring Economic Update 2026	0.0	0.3	0.4	0.3	0.2	0.1
Budget 2026	–	3.7	19.9	22.2	20.9	22.8
Total capital investment (cash basis)[9]	60.2	103.3	126.0	131.4	130.9	124.7

Note: Numbers may not add up due to rounding.

Amounts between -$50 million and $50 million are rounded to 0.0 in this table.

Measures with capital amortisation expenses are consolidated under the Amortisation of federal capital assets category.

[1]

Previously reported under Other provincial, territorial, and municipal infrastructure investments in the Spring Economic Update 2026. Transportation, trade, energy, and northern infrastructure includes programs such as Supporting major projects across the country – Mackenzie Valley Highway, the Smart Renewables and Electrification Pathways Program, and the National Trade Corridors Fund. Community, social, and local infrastructure includes programs such as the Canada Public Transit Fund, the New Building Canada Fund, and, in 2025-26, the Canada Community-Building Fund.

[2]	Budget 2025 funding prioritised under the Strategic Response Fund for the Defence Industrial Strategy is included under Defence.

[3]

Previously reported as part of Other capital transfers available to the private sector in the Spring Economic Update 2026. Industry and clean technology investments include funding earmarked to support the deployment of emerging generation technologies, measures such as strengthening Canada’s forest sector, and programs such as the Universal Broadband Fund. Regional, community, and broad-based business development includes programs such as the Regional Tariff Response Initiative and Regional Economic Growth through Innovation.

[4]	Portions of Budget 2025 funding for the Defence Industrial Strategy have been reclassified from Capital transfers to Private sector research and development.

[5]

The cost of the Budget 2025 full credit rate extension of the Carbon Capture, Utilization, and Storage investment tax credit, shown under Budget 2025 in the Spring Economic Update 2026, is now included in the Baseline.

[6]	Fiscal cost includes an estimate of forgone tax revenue.

[7]	Budget 2025 funding for the Defence Industry Assist stream is included under Defence.

[8]

Includes funding reallocated to Build Canada Homes, Crown-Indigenous Relations and Northern Affairs Canada, Indigenous Services Canada, and Housing, Infrastructure and Communities Canada for Continued Support for the Urban, Rural and Northern Indigenous Housing Strategy.

[9]	Aligned with projected financial requirements, including defence purchases of items such as vehicles, ships, aircraft, IT systems, and weapons.

DETAILS OF ECONOMIC AND FISCAL PROJECTIONS | 355

Annex 2

Debt Management Strategy

Introduction

The 2027-28 Debt Management Strategy sets out the Government of Canada’s objectives, strategy, and borrowing plans for its domestic and foreign debt program and the management of its official international reserves.

The Financial Administration Act requires that the Minister of Finance table, in each House of Parliament, a report on the anticipated borrowing to be undertaken in the fiscal year ahead, including the purposes for which the money will be borrowed and the management of the public debt, no later than 30 sitting days after the beginning of the fiscal year. The Debt Management Strategy is usually included with the Budget as it permits an assessment of the Government of Canada’s borrowing needs alongside contextual information included in Annex 1, such as overall financial requirements.

This Debt Management Strategy includes the borrowing plan for 2027-28 and an update to the 2026-27 borrowing plan, released in the Spring Economic Update in April 2026. The 2026-27 borrowing program is projected to be higher for the remainder of the fiscal year, resulting in an upward revision to treasury bill issuance.

Objectives

The fundamental objectives of debt management are to raise stable and low-cost funding to meet the financial requirements of the Government of Canada and to maintain a well-functioning market for Government of Canada securities.

The government is committed to managing the debt program in a prudent manner to ensure a balanced debt structure that contributes to maintaining the stability of debt costs and to reducing the risk of the debt portfolio.

Having access to a well-functioning government securities market contributes to lower costs and less volatile pricing for the government, ensuring that funds can be raised efficiently over time to meet the government’s financial requirements.

The Debt Management Strategy provides transparency on the government’s borrowing plans to support a liquid and well-functioning market for Government of Canada securities and ensures the long-term sustainability of the government’s borrowing program.

The government closely monitors financial markets and will adjust issuance if necessary to appropriately respond to shifts in market demand or changes to financial requirements.

Debt Management Strategy | 357

Outlook for Government of Canada debt

As a result of the government’s responsible fiscal management, Canada continues to have a desirable fiscal and debt position relative to international peers. Canada continues to have the lowest net debt-to-GDP ratio of G7 countries. Rating agencies cite Canada’s effective and predictable policymaking, stable political institutions, economic resilience and diversity, well-regulated financial markets, and monetary and fiscal policy flexibility as drivers of the strong credit profile. Canada is rated AAA (equivalent) by Moody’s, S&P, and DBRS, and AA+ by Fitch.

Outlook for public debt charges

The government continues to monitor public debt charges and is committed to maintaining stable and low debt servicing costs. The government now projects that public debt charges will amount to $60.2 billion in 2026-27, or 1.8% of gross domestic product (GDP), and increase to 2.2% by 2030-31.

Despite the rise of interest rates since 2022, the government’s debt charges as a share of GDP remain sustainable, near historical lows, and below the historical average over the past 40 years of 3.2%. Maintaining low debt charges as a percentage of GDP reflects the government’s prudent debt management in minimising debt servicing costs over recent years.

Update to the 2026-27 borrowing plan

The 2026-27 Debt Management Strategy released in November 2025 and updated in the 2026 Spring Economic Statement included projected financial requirements for fiscal year 2026-27.

358 | Annex 2

Financial requirements for 2026-27 have increased from what was projected in the Spring Economic Statement. As a result, treasury bill issuance will increase. Should actual borrowing needs differ between now and the end of the fiscal year, debt issuance will be adjusted initially through changes in the issuance of treasury bills.

The bond program is not forecast to change for the remainder of 2026-27. The 30-year benchmark date (see Table A2.5 below) has been updated to ensure that the benchmark maturity aligns with its building cycle.

Table A2.1

Updated domestic gross issuance of bonds and bills for 2026-271

Billions of dollars, end of fiscal year

	2026-27 Budget 2025	2026-27 Spring Update 2026	2026-27 Budget 2026 Update	Change from Spring Update
Treasury bills	291	268	284	+16
2-year	110	110	110	–
5-year	80	80	80	–
10-year	80	80	80	–
30-year	24	24	24	–
Green bond[2]	4	4	4	–
Total bonds	298	298	298	–
Total domestic issuance	589	566	582	+16
Share of long bonds (10-year+) to total bonds	35%	35%	35%	–
Share of treasury bills to total issuance	49%	47%	49%	+2 ppt

Sources: Bank of Canada; Department of Finance Canada calculations.

Note: Numbers may not add up due to rounding.

1 Issuance subject to expenditure availability and market conditions.

2 Green bond issuances may be higher or lower, according to market conditions.

Highlights from the consultations

In May 2026, the Department of Finance Canada and the Bank of Canada held consultations with market participants on the design and operation of the Government of Canada’s domestic debt program for fiscal year 2027-28.

Market participants describe the Government of Canada securities market as liquid, resilient, and well-functioning, with strong capacity to absorb a potential increase in issuance. Consistency and predictability remain top priorities for participants. The current mix of tenors for both bonds and treasury bills was broadly viewed as appropriate and well balanced.

Repo markets are generally functioning well; however, elevated issuance across all levels of government continues to create balance sheet capacity challenges for primary dealers. Participants highlighted the growing role of hedge funds in supporting primary bond auctions, expanding market liquidity, and diversifying the investor base.

Debt Management Strategy | 359

Projected borrowing activities for 2027-28

2027-28 borrowing program

In 2027-28, borrowing needs are projected to increase from 2026-27. The outlined objectives of raising stable low-cost funding and maintaining a well-functioning market have led the government to maintain a borrowing program broadly consistent with 2026-27, while adjusting issuance across sectors to accommodate higher borrowing needs. The government will continue to monitor economic and fiscal developments and expects to provide an update to the 2027-28 borrowing program around the turn of the fiscal year, alongside a spring fiscal update, as appropriate.

Sources of borrowings

The aggregate principal amount of money to be borrowed by the government in 2027-28 is projected to be $611 billion, up from $587 billion in 2026-27. Of the total borrowings, 72% will be used to refinance maturing debt. This level of borrowing is consistent with the current legislated limit of $2,541 billion set out in the Borrowing Authority Act.

Actual borrowings for the year may be higher or lower than expected due to economic and fiscal outcomes differing from projections, the timing of cash transactions, and other factors such as changes in foreign reserve needs and Crown corporation borrowings. To adjust for these unexpected changes in financial requirements, debt issuance can be altered during the year, typically first through changes in the issuance of treasury bills. The government may also adjust issuance for bonds in response to larger changes or shifts in market demand.

Uses of borrowings

Domestic borrowing

The projected 2027-28 gross issuance of domestic bonds and treasury bills (i.e., domestic borrowing program) totals $606 billion (see Table A2.3). This reflects requirements to refinance $437 billion of maturing domestic debt, in addition to projected financial requirements of $169 billion, which includes up to $30 billion to fund purchases of Canada Mortgage Bonds. The government’s financial requirements are subject to economic conditions and other developments which may lead to revisions.

Foreign borrowing

The government may also borrow an equivalent of CAD 5 billion in foreign currencies for the purpose of managing its official international reserves as part of its global bond program (more details below).

360 | Annex 2

Table A2.2

Planned / Actual sources and uses for 2027-28

Billions of dollars

Sources of borrowings	2027-28
Payable in Canadian currency
Treasury bills[1]	290
Bonds	316
Total payable in Canadian currency	606
Payable in foreign currencies	5
Total sources of borrowings	611
Uses of borrowings
Refinancing needs
Payable in Canadian currency
Treasury bills	284
Bonds	153
Total payable in Canadian currency	437
Payable in foreign currencies	5
Total refinancing needs	442
Financial requirement
Budgetary balance	63
Non-budgetary transactions
Pension and other accounts	-6
Non-financial assets	36
Loans, investments, and advances
Of which:
Loans to enterprise Crown corporations	66
Other	8
Other transactions[2]	3
Total financial requirement	169
Total uses of borrowings	611
Net increase or decrease (-) in cash	0
Change in other unmatured debt transactions[3]	0

Source: Department of Finance Canada calculations.

Note: Numbers may not add up due to rounding. In the uses of borrowings section, a negative sign denotes a financial source.

[1]  Treasury bills are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock outstanding at the end of the fiscal year, which is presented in the table.

[2]  Other transactions primarily comprise the conversion of accrual transactions to cash inflows and outflows for taxes and other accounts receivable, provincial, and territorial tax collection agreements, amounts payable to taxpayers and other liabilities, and foreign exchange accounts.

[3]  Includes unamortised discounts on debt issues, accrued interest, obligations related to capital leases, and other unmatured debt.

Table A2.3

Projected domestic gross issuance of bonds and bills for 2027-28

Billions of dollars, end of fiscal year

	2026-27 Projected	2027-28 Budget 2026
Treasury bills	284	290
2-year	110	120
5-year	80	88
10-year	80	80
30-year	24	24
Green bonds[1]	4	4
Total bonds	298	316
Total domestic issuance	582	606
Share of long bonds (10-year+) to total bonds	35%	33%
Share of treasury bills to total issuance	49%	48%

Sources: Bank of Canada; Department of Finance Canada calculations. Note: Numbers may not add up due to rounding.

[1] Actual green bond issuances may be higher or lower than projected, subject to market conditions.

Debt Management Strategy | 361

Composition of market debt

The total stock of market debt is projected to reach $1,912 billion by the end of 2027-28 (Table A2.4).

Table A2.4

Change in composition of market debt

Billions of dollars, end of fiscal year

	2024-25 Actual	2025-26 Estimated	2026-27 Estimated	2027-28 Projected
Domestic bonds	1,163	1,275	1,426	1,589
Treasury bills	285	286	284	290
Foreign debt	29	23	28	33
Total market debt	1,477	1,584	1,738	1,912
Source: Department of Finance Canada.

Treasury Bill Program

Budget 2026 anticipates a target stock of $290 billion in treasury bills by March 31, 2028. The government considers that the 3-, 6- and 12-month tenors appropriately reflect the market demand for short-term government issuance and will maintain its current biweekly auction schedule.

Bond Program

Annual gross bond issuance is projected to be $316 billion in 2027-28, above the $298 billion projected for 2026-27. Bonds are expected to account for 52% of total borrowing, with 33% of the bond program allocated to maturities of 10 years or more, compared with 35% in 2026-27. Minor adjustments to the bond program will support continued benchmark building and market liquidity.

Maturity date cycles and benchmark bond target size ranges

The government will maintain the benchmark target size ranges and the number of planned auctions (see Tables A2.5 and A2.6).

New 30-year benchmarks are expected to be established over an approximately 18-month period. The government will continue to build large and liquid 30-year benchmarks while maintaining flexibility in the timing and maturity dates of new issues.

Following the completion of the December 2057 benchmark, the government began building the next 30-year benchmark maturing in June 2059. This approach supports appropriate benchmark sizes and regular issuance in the sector.

The dates of each auction will continue to be announced through the Quarterly Bond Schedule, which is published on the Bank of Canada’s website prior to the start of each quarter.

362 | Annex 2

Table A2.5

Maturity date patterns and benchmark size ranges for 2027-28 billions of dollars

	Feb.	Mar.	May	June	Aug.	Sept.	Nov.	Dec.
2–year	26–34		26–34		26–34		26–34
5–year		38–46				38–46
10–year				38–46				38–46
30–year				28–38

Source: Department of Finance Canada.

Note: These amounts do not include coupon payments.

Table A2.6

Number of planned auctions for 2027-28

Sector	Planned bond auctions
2–year	20
5–year	16
10–year	16
30–year	8

Source: Department of Finance Canada.

Green and transition bonds

Canada’s green bond program continues to support the growth of the sustainable finance market in Canada and highlights Canada’s investments in climate action and the environment. The government remains committed to regular green bond issuances.

In October 2026, the government completed its seventh issuance of Canadian-dollar-denominated green bonds, raising $2 billion through a new 10-year offering. The transaction attracted robust investor demand, with environmentally and socially responsible investors accounting for 44% of buyers.

Following its commitment in Budget 2025 to explore the feasibility of a Sustainable Bond Framework, the government will proceed with the development of the Framework and aim to align its approach with the upcoming Made-in-Canada Sustainable Investment Guidelines (“Taxonomy”). The Framework would support the issuance of both green and transition bonds and evolve to incorporate additional economic sectors as the Taxonomy is developed.

Borrowing Authority Act

Under the Parliamentary borrowing authority framework enacted on November 23, 2017, Parliamentary authority is granted through the Borrowing Authority Act (BAA) and Part IV of the Financial Administration Act, which together allow the Minister to borrow money up to a maximum overall amount as approved by Parliament.

On March 27, 2026, Parliament increased the maximum borrowing amount in the BAA to $2,541 billion, from $2,126 billion. This includes amounts borrowed by agent Crown corporations other than from the Government of Canada, and Canada Mortgage Bonds guaranteed by Canada Mortgage and Housing Corporation (excluding amounts purchased by the Government of Canada). The outstanding

Debt Management Strategy | 363

borrowings subject to the maximum amount is projected to be $2,256 billion as at March 31, 2028. Final amounts subject to the BAA maximum are published in the annual Public Accounts of Canada.

Management of Canada’s official international reserves

The Exchange Fund Account (EFA), managed by the Minister of Finance on behalf of the Government of Canada, represents the largest component of Canada’s official international reserves. It is a portfolio of Canada’s liquid foreign exchange reserves and special drawing rights available to aid in the control and protection of the external value of the Canadian dollar and as a source of liquidity to the government, if needed. In addition to the EFA, Canada’s official international reserves include Canada’s reserve position held at the International Monetary Fund.

The government borrows to invest in liquid reserves, which are maintained at a level at or above 3% of GDP. Foreign currency bond issuance for 2026-27 may be up to an equivalent of CAD 10 billion across two issuances (with the first having taken place in May 2026). Issuance for 2027-28 is expected to be equivalent to $5 billion but could rise to $10 billion depending on the timing of an issuance early in the 2027 calendar year, and may also vary depending on market conditions.

Canada’s issuance of foreign currency denominated debt is used exclusively to fund official international reserves. Global bonds have been issued 14 times since the program restarted in 2009, with the most recent one being in May 2026.

Further information on foreign currency funding and the foreign reserve assets is available in the Report on the Management of Canada’s Official International Reserves and in The Fiscal Monitor.

Cash management and prudential liquidity

The government maintains sufficient liquidity to meet its operating and debt-servicing requirements, including during periods when access to funding markets may be disrupted. Liquidity is managed to normally cover at least one month of projected net cash flows, including coupon payments and debt refinancing needs.

As part of its cash management framework, the government also conducts cash management bond buybacks ahead of large bond maturities to help manage cash flows and refinancing requirements. The government plans to continue conducting these operations in 2027-28. Further information can be found in Cash Management Bond Buybacks on the Bank of Canada website.

364 | Annex 2

Annex 3

Legislative measures

This annex includes a number of measures (other than tax-related measures) that would be implemented through legislation.

Subject of the measure	Proposed legislative action
Mobilising private investment to modernise Canada’s airports	In Budget 2026, the government proposes to introduce legislation to support the transition to the new operating concession model and provide the authorities required to prepare and implement concession transactions.
Amendments to the Patent Act	In Budget 2026, the government proposes to amend the Patent Act to require that changes in patent ownership be registered with the Canadian Intellectual Property Office, and to make other amendments.
Giving Canadians a stake in what we build	In Budget 2026, the government proposes to enact and amend legislation to establish the Canada Strong Fund, including authorising it to be funded from the Consolidated Revenue Fund and to facilitate it offering a retail investment product.
Mackenzie Valley Highway and major projects management entity	In Budget 2026, the government proposes to introduce legislative provisions necessary for the funding and governance of a major projects management entity.
Enhancing Canada’s trade finance toolkit	In Budget 2026, the government proposes to amend the Export Development Act, Financial Administration Act, Canadian Commercial Corporation Act and other acts as necessary to modernise Canada’s trade finance architecture.
Strengthening mortgage lender income verification	In Budget 2026, the government proposes to amend the Canada Revenue Agency Act to provide the Canada Revenue Agency with the authority to enter into agreements with mortgage lenders and insurers to provide an income verification service.
Cracking down on predatory lending	In Budget 2026, the government proposes to amend the payday lending exemption in section 347.1 of the Criminal Code to require a minimum term of 42 days and repayment in instalments, and to prohibit credit insurance charges on payday loans.
Modernising the federal Financial Consumer Protection Framework	In Budget 2026, the government proposes to amend the Bank Act and the Financial Consumer Agency of Canada Act to modernise the federal Financial Consumer Protection Framework and ensure it operates clearly and consistently as financial products and services evolve. These amendments would better reflect the Financial Consumer Agency of Canada’s role in complaints handling; confirm consumers’ entitlement to redress where interest is unpaid or incorrectly credited; and streamline approval requirements for information-sharing agreements.
Supporting consumers affected by bank branch closures

Further to measures announced in Budget 2025, the government intends to amend the Bank Act to require banks to publish branch closure notices online, waive fees for closing or transferring affected accounts during the prescribed period, and have processes in place to authenticate government-issued personal identification when opening accounts remotely, consistent with existing requirements for in-person account-opening.

Extending Employment Insurance benefits for apprentices	In Budget 2026, the government proposes to amend the Employment Insurance Act to temporarily increase the minimum number of weeks of EI benefits available to apprentices from 14 weeks to 18 weeks.
Amendments to Section 79 of the Employment Insurance Act	In Budget 2026, the government proposes to amend Section 79 of the Employment Insurance Act to remove the requirement for Minister of Finance concurrence on the annual Employment Insurance Part II Expenditure Plan.
Modernising infrastructure investment rules for life insurers	In Budget 2026, the government proposes to amend the Insurance Companies Act to facilitate additional infrastructure investment by life insurers.

Legislative Measures | 365

Subject of the measure	Proposed legislative action
Removing barriers to new federally regulated financial institution formation	In Budget 2026, the government proposes to amend the Bank Act, Insurance Companies Act, and the Trust and Loan Companies Act to exempt new entrants from self-dealing requirements that constrain how they can organise and establish their businesses while they wait for final entry approvals.
Strengthening the federal pension framework	In Budget 2026, the government proposes to amend the Pension Benefits Standards Act, 1985 and the Pooled Registered Pension Plans Act to reduce burden on federally regulated pension plans by making it easier to use electronic communications and by removing some required communications to spouses and common-law partners, and to allow certain members of pooled registered pension plans to set their own contribution rates or amounts, as well as to make technical amendments. The government also intends to identify ways to reduce burden and red tape for federally regulated pension plans through a review of the Pension Benefits Standards Regulations, 1985 and the Pooled Registered Pension Plans Regulations.
Simplifying the approval processes for Crown corporations	In Budget 2026, the government proposes to amend the Financial Administration Act to simplify the process for approving limited adjustments to Crown corporation borrowing; and to amend the Royal Canadian Mint Act to simplify the approval process for circulation coins.
Bank of Canada foreign currency emergency lending assistance	In Budget 2026, the government proposes to amend the Bank of Canada Act to give the Bank of Canada the ability to create a foreign currency portfolio to provide Emergency Lending Assistance in foreign currencies to banks facing extreme liquidity pressures.
Enhancing regulatory clarity and strengthening consumer safeguards for stablecoins

In Budget 2026, the government proposes to amend the Bank Act, Trust and Loan Companies Act, and Insurance Companies Act, to prohibit federally regulated financial institutions from issuing stablecoins directly.

Budget 2026 also proposes to amend the Stablecoin Act to apply to foreign institutions that are not subject to prudential regulations and to further clarify that issuing a stablecoin does not constitute engaging in the business of accepting deposits for foreign banks and their affiliated entities regulated under Part XII of the Bank Act.

Increasing competition in the financial sector

In Budget 2026, the government proposes to amend the Office of the Superintendent of Financial Institutions Act to introduce a new secondary competition mandate for the Office of the Superintendent of Financial Institutions, supported by statutory interpretive principles.

The government also intends to amend the Bank Act, Trust and Loan Companies Act, and Insurance Companies Act to establish a maximum statutory one-year timeline for decisions on applications from prospective entrants to enter the federal financial institutions framework.

The government further intends to amend the Bank Act and Trust and Loan Companies Act to expand the suite of voluntary exit options available to deposit-taking institutions, while maintaining appropriate safeguards for depositors and oversight of significant asset and liability transfers.

Modernising the deposit insurance framework	In Budget 2026, the government proposes to amend the Canada Deposit Insurance Corporation Act to modernise the deposit insurance framework by increasing the deposit insurance limit to $250,000, providing temporary high-balance coverage for certain life events like selling a home, removing the depo insurance limit for eligible deposits in registered and tax-free accounts; legislating a periodic review of the deposit insurance framework every 10 years, ensuring that the Canada Deposit Insurance Corporation (CDIC) can access data to support evidence-based policy development, and updating the framework so provincial trust and loan companies seeking to become a CDIC member may only do so by continuing as a federal trust and loan company.

366 | Annex 3

Subject of the measure	Proposed legislative action
Next phase of payments modernisation: RPAA legislative amendments	In Budget 2026, the government proposes to amend the Retail Payment Activities Act to support the Bank of Canada’s effective supervision of payment service providers and administration of the Act.
Easing bank ownership rules to make it easier for banks to scale	In Budget 2026, the government proposes to amend the Bank Act to raise the threshold for when a bank is considered large and needs to become widely held from $12 billion to $25 billion, to create an exemption for certain foreign bank subsidiaries with less than $8 billion in equity from the 35% public holding requirement, and to make other related amendments.
Increasing flexibility for credit unions to operate and grow federally	In Budget 2026, the government proposes to amend the Bank Act to provide more flexibility for shareholder participation and control in a federal credit union, subject to ministerial approval.
Extending the prohibition on foreign buyers	In Budget 2026, the government proposes to introduce legislation to extend the application of the Prohibition on the Purchase of Residential Property by Non-Canadians Act to January 1, 2029.
Protecting artists’ and creators’ copyrights	In Budget 2026, the government proposes to amend the Copyright Act to create an Artist’s Resale Right in Canada, ensuring Canadian visual artists benefit from future sales of their work.
RCMP Heritage Centre	In Budget 2026, the government proposes to amend the Museums Act to establish the RCMP Heritage Centre within the national museums portfolio
Accelerating high-speed rail construction	In Budget 2026, the government proposes to introduce new legislation that will support accelerating the construction of Alto High-Speed Rail. Legislation will streamline expropriation activities and enable early preconstruction work.
Circular economy for plastics renewal	In Budget 2026, the government proposes to amend the Fisheries Act to create a new Part regarding the retrieval, possession, management, transportation, and disposal of abandoned, lost, or discarded fishing gear (ghost gear) in Canadian fisheries waters to support the responsible retrieval of ghost gear.
Strengthening Canada’s AML/ATF Regime

In Budget 2026, the government proposes to amend the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (PCMLTFA), and its regulations, to expand FINTRAC’s ability to share information with the Office of the Superintendent of Financial Institutions, clarify FINTRAC’s powers of examination, extend the scope of the PCMLTFA regime as it applies to the gambling sector, expand the requirement to register with FINTRAC to certain sectors and to make technical amendments. In addition, the government proposes to amend the PCMLTFA and the Office of the Superintendent of Financial Institutions Act, and to make consequential and related amendments to other statutes and regulations, to enhance the anti-money laundering and anti-terrorist financing supervision and compliance of the largest financial institutions by transferring the responsibility for anti-money laundering and anti-terrorist financing supervision of federally regulated financial institutions from the Financial Transactions and Reports Analysis Centre of Canada to the Office of the Superintendent of Financial Institutions. Finally, amendments to the Canada Business Corporations

Act, the Canada Not-for-profit Corporations Act, and the Canada Cooperatives Act would expand government access to non-public beneficial ownership registry information and provide enhanced powers to dissolve fraudulent corporations.

Addressing national security risks from investments by financial institutions	In Budget 2026, the government proposes to amend the Bank Act to provide the Minister of Finance with a new authority to order the divestiture of investments held in Canadian businesses by banks, bank holding companies, and foreign banks and their affiliates to address national security risks, with a supporting information-gathering authority.

Legislative Measures | 367

Subject of the measure	Proposed legislative action
National Anti-Fraud Strategy

In Budget 2026, the government proposes to introduce legislation to create a Multi-Sector Anti-Fraud Framework of cross-sector fraud-related consumer protection rules and to make additional related amendments to other federal statutes to ensure the implementation of sector-specific requirements, including:

•

amend the Bank Act to cap maximum consumer liability for an form of unauthorised transaction (e.g., a payment made by a fraudster who gains access to a consumer’s account) across all account types held with a bank, in the absence of gross negligence on the part of the consumer;

•

amend the Telecommunications Act, including giving the Canadian Radio-television and Telecommunications Commission (CRTC) the authority to introduce fraud preventio obligations for telecommunications service providers and to collect and publish information respecting the prevalence of fraudulent telecommunications;

•

amend Canada’s Anti-Spam Legislation (CASL), including providing authority for the CRTC to proactively disclose information to domestic law enforcement and/or national security organisations.

Earthquake insurance cost-sharing arrangement	In Budget 2026, the government proposes to introduce legislation to establish the Canadian Earthquake Insurance Facility, to promote financial stability in the property and casualty insurance industry following an extreme earthquake.
Measurement Canada fines and penalties	In Budget 2026, the government proposes to amend the Weights and Measures Act and the Electricity and Gas Inspection Act to modernise Measurement Canada’s fines and penalties regime, support a fair marketplace, and protect consumers and businesses by strengthening compliance tools.
Amendments to the Department of Employment and Social Development Act	In Budget 2026, the government proposes to amend the Department of Employment and Social Development Act to facilitate information sharing and enable the delivery of integrated and efficient services across government.
Digital Transformation Canada Act	In Budget 2026, the government proposes to introduce the Digital Transformation Canada Act to establish Digital Transformation Canada as a successor organisation to Shared Services Canada, and to outline Digital Transformation Canada’s responsibilities for the provision, governance, and delivery of enterprise digital and information technology services across government. The government also proposes to make consequential and related amendments to other federal statutes to enable these Digital Transformation Canada initiatives.
Maintaining the effectiveness of fines and penalties of the Financial Consumer Agency of Canada	In Budget 2026, the government proposes to amend the Financial Consumer Agency of Canada Act to clarify that the current maximum administrative monetary penalty applies where conduct began before the present maximum came into force but continued afterward.
Enhancing the Office of the Superintendent of Financial Institutions (OSFI’s) supervisory effectiveness and actuarial services	In Budget 2026, the government proposes to amend the Office of the Superintendent of Financial Institutions Act to strengthen OSFI’s Administrative Monetary Penalties regime and establish a statutory basis for OSFI’s actuarial services including cost recovery arrangements.

368 | Annex 3

Subject of the measure	Proposed legislative action
Canadian Food Inspection Agency fines and penalties	In Budget 2026, the government proposes to introduce amendments to the Agriculture and Agri-Food Administrative Monetary Penalties Act, Feeds Act, Fertilizers Act, Health of Animals Act, Plant Protection Act, and Seeds Act to modernise the Canadian Food Inspection Agency’s fines and penalties regime and strengthen its enforcement authorities.
Fisheries and Oceans Canada fines and penalties	In Budget 2026, the government proposes to amend the Fisheries Act, Oceans Act, Coastal Fisheries Protection Act, and Fishing and Recreational Harbours Act to strengthen fisheries and marine protection by modernising fines and penalties and establishing an administrative monetary penalties regime under the Fisheries Act.
Fines and Penalties - Canada Lands Surveyors Act and International Boundary Commission Act	In Budget 2026, the government proposes to amend the Canada Lands Surveyors Act and the International Boundary Commission Act to modernise outdated monetary penalties and strengthen deterrence.
Fines and penalties – environment acts

In Budget 2026, the government proposes to amend the Environmental Enforcement Act to adjust fine amounts to inflation, as well as to amend the Species at Risk Act to harmonise penalties with the Environmental Enforcement Act penalties regime. These amendments would ensure environmental statutes remain up-to-date and effective at deterring non-

compliance.

Transferring the Canada Small Business Financing Program (CSBFP) to the Business Development Bank of Canada (BDC)

In Budget 2026, the government proposes to amend the Canada Small Business Financing Act and the Business Development Bank of Canada Act to facilitate the transfer of administrative responsibility of the CSBFP to the BDC.

Streamlining the delivery of federal financing	In Budget 2026, the government proposes to amend the Canada Development Investment Corporation Act; Budget Implementation Act, 2024; the Canada Infrastructure Bank Act; the Financial Administration Act and other related Acts to reduce overlap and streamline activities for the financing Crown corporations. Budget 2026 also introduces new legislation and amends existing legislation, including the Business Development Bank of Canada Act and the Export Development Act and other related acts to facilitate the consolidation of BDC and EDC.
Amendments to the Corrections and Conditional Release Act	In Budget 2026, the government proposes to amend the Corrections and Conditional Release Act to increase the maximum term of appointment for part-time Parole Board of Canada members from three years to five years.
Amendments to the Customs Act	In Budget 2026, the government proposes to amend the Customs Act to support the ratification and implementation of the Agreement between Canada and the European Union on the Transfer and Processing of Passenger Name Record Data.
Amendments to the Department of Citizenship and Immigration Act

In Budget 2026, the government proposes to amend the Department of Citizenship and Immigration Act to improve information sharing with newcomers and other government departments to make it easier for newcomers to access government services.

Amendments to the First Nations Fiscal Management Act	In Budget 2026, the government proposes to amend the First Nations Fiscal Management Act to allow the First Nations Finance Authority to lend to Indigenous-owned Special Purpose Vehicles.
Amendments to the Aeronautics Act

In Budget 2026, the government proposes to amend the Aeronautics Act to better protect aircraft, airports, and aviation systems from cyber threats. The amendments would allow the government to establish cybersecurity requirements, respond more quickly to emerging threats, and strengthen inspection and enforcement authorities.

Amendments to the National Flag of Canada Manufacturing Standards Act	In Budget 2026, the government proposes to amend the National Flag of Canada Manufacturing Standards Act to more efficiently set the standards for Canadian flags used by the federal government.

Legislative Measures | 369

Subject of the measure	Proposed legislative action
Updating the Auditor General Act	In Budget 2026, the government proposes to amend the Auditor General Act to clarify and modernise the Office of the Auditor General of Canada’s access to information needed for audits, following consultations with stakeholders, and to make related consequential, transitional, administrative, and coordinating amendments.
Public Sector Pension Modernisation

In Budget 2026, the government proposes to amend the Public Service Superannuation Act, the Royal Canadian Mounted Police Superannuation Act, and the Canadian Forces Superannuation Act, and to make consequential amendments to related regulations, to restore the coordinated pension accrual of 2% of salary per year of service when combined with the

Canada Pension Plan or the Quebec Pension Plan.

Modernising the Canadian Transportation Accident Investigation and Safety Board Act	In Budget 2026, the government proposes to amend the Canadian Transportation Accident Investigation and Safety Board Act to clarify its legal obligations while conducting its investigations and to update its reporting requirements.
Amendments to the Canada Border Services Agency Act	In Budget 2026, the government proposes to amend the Canada Border Services Agency Act to enable the Canada Border Services Agency to provide support, through the provision of services, to organisations for which the Minister of Transport is responsible.
Amendments to the Greenhouse Gas Pollution Pricing Act	In Budget 2026, the government proposes to amend the Greenhouse Gas Pollution Pricing Act to retroactively remove the four-times “increased rate” for late compensation and facilitate refunds for past increased rate payments and in cases of corrected emissions information.
Amendments to the Canadian Agricultural Loans Act

In Budget 2026, the government proposes to amend the Canadian Agricultural Loans Act to improve access to capital for farmers, support intergenerational farm transfers, reduce costs and administrative requirements for lenders and producers, and better reflect today’s agricultural realities..

370 | Annex 3

Tax Measures:

Supplementary Information

Table of Contents

Overview	373
Personal Income Tax Measures	376
2027 Canada Groceries and Essentials Benefit Supplement	376
Mineral Exploration Tax Credit and Critical Mineral Exploration Tax Credit	376
Canada Caregiver Credit	377
Canada Growth Incentive – Capital Gains Exemption	378
Canada Growth Incentive – Rollover for Investments in Small Businesses	380
Instalment Payments for Individuals and Corporations	381
Income Tax Return Filing and Balance-Due Dates for Individuals	382
Northern Residents Deductions	383
Expansion of the Intergenerational Farm and Fishing Property Rollover	383
Registered Disability Savings Plan	384
Optional Flat Amounts for Personal Income Tax Deductions and Credits	384
Foreign Income Verification Statement – Form T1135	387
Apprentice Vehicle Mechanics’ Tools Deduction	387
Medical Expense Tax Credit and Disability Supports Deduction	388
Deductibility of Expenses Against Commission Income	391
Lump-sum Thresholds for Periodic Payment of Benefits	391
Scholarship, Fellowship, and Bursary Income	392
Deductibility of Expenses by Employed Artists	392
Volunteer Firefighters and Search and Rescue Volunteers Tax Credit	393
Registered Retirement Savings Plan	393
Excess Corporate Holdings Regime for Private Foundations	394
Objections to Assessments	394
Disclosure of Tax Debt to Credit Bureaus	395
Trust Distributions to Non-Residents	395
Information Sharing – Pension Administrators	396
Registered Pension Plans	396
Build Canada Workers Benefit	398
Business Income Tax Measures	401
Clean Electricity and Clean Technology Investment Tax Credits	401
Scientific Research and Experimental Development Tax Incentive Program	402
Interest Deductibility Limits	403
Canadian Journalism Labour Tax Credit	404
Taxable Preferred Shares	405

Tax measures: Supplementary information | 371

Helium Exploration, Development and Resource Expenses	406
Corporate Tax Elections	406
Corporate Loss Transfers	407
Administrative Penalties	409
International Tax Measures	411
Common Reporting Standard	411
Taxable Canadian Property	412
Sales and Excise Tax Measures	414
GST/HST Health Measures	414
Pre-Approval Regime for GST/HST Input Tax Credit Allocation Methods of Financial Institutions	415
Product Descriptions and Regulatory Cross-References in Sales and Excise Tax Rules	415
Cannabis Taxation	418
Spirits Licence Security Requirements	420
Federal Fuel Excise Tax Licensing Framework	420
Other Tax Measures	422
Indigenous Tax Jurisdiction Arrangements	422
Ministerial Delegations	422
Strategic Environmental and Economic Assessment Statement	424
Previously Announced Measures	426
Notices of Ways and Means Motion	427

372

Overview

This annex provides detailed information on tax measures proposed in Budget 2026.

Table 1 lists these measures and provides estimates of their fiscal impact.

The annex also provides Notices of Ways and Means Motions to amend the Income Tax Act, the Excise Tax Act, the Excise Act, 2001, the Federal-Provincial Fiscal Arrangements Act, the Air Travellers Security Charge Act, the Select Luxury Items Tax Act, and the First Nations Goods and Services Tax Act and draft amendments to various regulations.

In this annex, all references to “Budget Day” are to be read as references to the day on which this Budget is presented.

Tax measures: Supplementary information | 373

Table 1

Revenue Impacts of Proposed Tax Measures1, 2

(millions of dollars)

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	Total
Personal Income Tax
2027 Canada Groceries and Essentials Benefit Supplement	4,055	-	-	-	-	4,055
Mineral Exploration Tax Credit and Critical Mineral Exploration Tax Credit	1	307	216	216	216	956
Canada Caregiver Credit	-	185	200	220	240	845
Canada Growth Incentive – Capital Gains Exemption	-	-	-	80	485	565
Canada Growth Incentive - Rollover for Investments in Small Businesses	-	35	35	40	40	150
Instalment Payments for Individuals and Corporations	-	25	115	125	130	395
Income Tax Return Filing and Balance-Due Dates for Individuals	15	50	55	55	55	230
Northern Residents Deductions	-	21	26	26	26	99
Expansion of the Intergenerational Farm and Fishing Property Rollover	-	15	15	15	20	65
Registered Disability Savings Plan	1	5	8	10	15	39
Optional Flat Amounts for Personal Income Tax Deductions and Credits
Moving Expense Deduction	-	1	1	1	1	4
Clergy Residence Deduction	-	6	7	7	7	27
Labour Mobility Deduction for Tradespeople	-	-	-	-	-	-
Home Accessibility Tax Credit	-	1	1	1	1	4
Adoption Expense Tax Credit	-	-	-	-	-	-
Foreign Income Verification Statement - Form T1135	-	-	5	6	6	17
Apprentice Vehicle Mechanics’ Tools Deduction	-	3	3	3	3	12
Medical Expense Tax Credit and Disability Supports Deduction	-	1	2	2	2	7
Deductibility of Expenses Against Commission Income	-	1	1	1	1	4
Lump-sum Thresholds for Periodic Payment of Benefits	-	-	-	-	-	-
Scholarship, Fellowship, and Bursary Income	-	-	-	-	-	-
Deductibility of Expenses by Employed Artists	-	-	-	-	-	-
Volunteer Firefighters and Search and Rescue Volunteers Tax Credit	-	-	-	-	-	-
Registered Retirement Savings Plan	-	-	-	-	-	-
Excess Corporate Holdings Regime for Private Foundations	-	-	-	-	-	-
Objections to Assessments	-	-	-	-	-	-
Disclosure of Tax Debt to Credit Bureaus	-	-	-	-	-	-
Trust Distributions to Non-Residents	-	-	-	-	-	-
Information Sharing – Pension Administrators	-	-	-10	-10	-10	-30
Registered Pension Plans	-	-	-50	-50	-48	-148
Build Canada Workers Benefit	-	515	515	515	515	2,060
Less: savings from the phasing out of advance payments	-	-470	-860	-860	-860	-3,050

374

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	Total
Business Income Tax
Clean Electricity and Clean Technology Investment Tax Credits	-	70	780	710	860	2,420
Scientific Research and Experimental Development Tax Incentive Program	25	200	245	225	235	930
Interest Deductibility Limits	235	80	80	80	80	555
Canadian Journalism Labour Tax Credit	16	150	170	85	80	501
Taxable Preferred Shares	1	25	25	20	20	91
Helium Exploration, Development and Resource Expenses	-	4	15	15	20	54
Corporate Tax Elections	-	-	-	-	-	-
Corporate Loss Transfers	-	-	-	-	-	-
Administrative Penalties	-	-	-11	-48	-58	-117
Less: amounts provisioned in Budget 2025 for future reviews	-	-	11	48	58	117
International Tax Measures
Common Reporting Standard	-	-	-	-	-	-
Taxable Canadian Property	3	15	15	15	15	63
Sales and Excise Tax Measures
GST/HST Health Measures	20	41	46	46	46	199
Pre-approval regime for GST/HST Input Tax Credit Allocation Methods of Financial Institutions	-	-	-	-	-	-
Product Descriptions and Regulatory Cross-References in Sales and Excise Tax Rules	-	-	-	-	-	-
Cannabis Taxation	-	-	-	-	-	-
Spirits Licence Security Requirements	-	-	-	-	-	-
Federal Fuel Excise Tax Licensing Framework	-	20	-	-	-	20
Other Tax Measures
Ministerial Delegations	-	-	-	-	-	-

[1] A positive amount represents a decrease in revenue; a negative amount represents an increase in revenue.

[2] A “–” indicates a nil amount, a small amount (less than $500,000) or an amount that cannot be determined in respect of a measure that is intended to protect the tax base.

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 Personal Income Tax Measures

2027 Canada Groceries and Essentials Benefit Supplement

The Canada Groceries and Essentials Benefit (CGEB), formerly the Goods and Services Tax (GST) Credit, helps low- and modest-income individuals and families offset the rising cost of food and other everyday essentials and the GST they pay. The CGEB is non-taxable, income-tested, and indexed to inflation.

For the 2026-27 benefit year (July 1, 2026, to June 30, 2027), the current rules provide maximum CGEB amounts of $445 per adult, $234 per child and $234 for the single supplement. The CGEB is delivered as equal quarterly payments in July, October, January and April.

Under the current rules, for the 2026-27 benefit year:

•	the CGEB is subject to a five-per-cent phase-out rate based on the portion of 2025 adjusted family net income above $46,432;

•	for single adults without children, the single supplement is subject to a two-per-cent phase-in rate based on the portion of 2025 net income above $11,564; and

•	single parents receive the full single supplement (without the phase-in) and the adult amount, rather than the child amount, for their first child (the per-child amount is provided for each additional child).

Budget 2026 proposes to deliver a one-time CGEB supplement, to be delivered in early 2027, equal to half of the maximum annual CGEB amounts for the 2026-27 benefit year.

•	The maximum amounts of this supplement would be $223 per adult, $117 per child and $117 for the single supplement.

•	For this supplement only, the phase-in and phase-out rates would be adjusted to six per cent and 15 per cent, respectively, to ensure that the supplement would be fully phased in and phased out at the same income levels as under the current rules.

Mineral Exploration Tax Credit and Critical Mineral Exploration Tax Credit

Flow-through shares allow corporations to renounce or “flow through” Canadian exploration expenses (CEE) and Canadian development expenses (CDE) to investors, who can deduct the expenses in calculating their own taxable income. CEE is deductible at a 100-per-cent rate, while CDE is deductible at a 30-per-cent rate on a declining-balance basis. The proposed Productivity Mega Deduction would increase the deduction rate for CDE from 30 per cent to 100 per cent.

In addition to the tax benefits associated with the flow-through share regime, two tax credits provide a further benefit to individuals who invest in eligible flow-through

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shares. These tax credits support junior mining companies engaged in certain grassroots mineral exploration activities.

•	The Mineral Exploration Tax Credit (METC) is equal to 15 per cent of the specified mineral exploration expenses incurred in Canada and renounced to flow-through share investors. The METC is set to expire on March 31, 2027.

•	The Critical Mineral Exploration Tax Credit (CMETC) is equal to 30 per cent of specified critical mineral exploration expenses incurred in Canada and renounced to flow-through share investors. The CMETC is set to expire on March 31, 2027.

Budget 2026 proposes to extend eligibility for the METC and CMETC for five years, to flow-through share agreements entered into on or before March 31, 2032.

Budget 2026 also proposes to expand the CMETC to include antimony as an eligible critical mineral. This expansion would apply to expenditures renounced under eligible flow-through share agreements entered into after Budget Day and on or before March 31, 2032.

Canada Caregiver Credit

The Canada Caregiver Credit (CCC) is a non-refundable tax credit that recognizes the impact of non-discretionary, out-of-pocket expenses on a caregiver’s ability to pay tax. The amount of tax relief is determined by applying the lowest personal income tax rate to the credit amount.

For 2027, the maximum credit amounts are set out below.

•	$9,001 (providing tax relief of up to $1,260) in respect of infirm dependants who are parents, grandparents, siblings, aunts, uncles, nieces, nephews, or adult children of the caregiver or of the caregiver’s spouse or common-law partner.

•	$2,812 (providing tax relief of up to $394) in respect of:

○	an infirm dependent spouse or common-law partner in respect of whom the caregiver claims the Spouse or Common-law Partner Credit; or

○	an infirm dependant in respect of whom the caregiver claims the Eligible Dependant Credit.

Where this results in less total tax relief from a combination of the Spouse or Common-Law Partner Credit or the Eligible Dependant Credit and the lower CCC amount ($2,812) than would be available if the higher amount ($9,001 for 2027) were claimed, a top-up amount is provided to make up the difference. This can occur as the dependant’s net income impacts the amount available under the Spouse or Common-Law Partner Credit or Eligible Dependant Credit.

•	$2,812 (providing tax relief of up to $394) in respect of an infirm child who is under the age of 18 years at the end of the taxation year.

The credit amount is reduced dollar-for-dollar by the dependant’s net income above a specific threshold ($21,136 in 2027). No income test applies in respect of an infirm child under age 18.

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Budget 2026 proposes to make the CCC refundable to ensure that eligible caregivers can receive the full amount even if they have little or no tax liability.

A refundable CCC would retain the same design parameters of the current non-refundable credit, including the annual indexation of the maximum amounts and income threshold.

This measure would apply to the 2027 and subsequent taxation years.

Canada Growth Incentive – Capital Gains Exemption

Budget 2026 proposes to introduce a new Canada Growth Incentive (CGI) capital gains exemption which would allow a Canadian-resident individual to claim a tax exemption on capital gains realized on the disposition of qualifying shares of a qualifying corporation, up to a $15-million limit. This $15 million would apply separately to each qualifying individual in respect of each business.

 Qualifying Individual

A qualifying individual would have to be an individual other than a trust and be at least 18 years old at the time they acquired a qualifying share. The individual would have to be resident in Canada throughout the year in which they claimed the exemption. The claim could relate to a capital gain realized on the disposition of a qualifying share in that year or a preceding taxation year.

A qualifying share would have to be issued by a qualifying corporation to the qualifying individual (or a partnership of which the qualifying individual is a member) and owned directly by the qualifying individual or by the partnership. Where a partnership acquired a qualifying share, at the time that the partnership acquired the share, the qualifying individual would have to have been a member of the partnership and at least 18 years old.

 Qualifying Shares

A share of the capital stock of a corporation would be a qualifying share of a qualifying corporation if the following conditions were met.

•	At the time of share issuance:

○	the corporation must be a Canadian-controlled private corporation; and

○	all or substantially all of the fair market value of the corporation’s assets must be attributable to assets used, or reasonably intended to be used within 36 months, principally in a qualifying business carried on primarily in Canada.

•	Immediately before and after the share’s issuance, the combined carrying value of the assets of the corporation and all corporations related to it must not exceed $100 million.

•	The share must have been issued either solely for cash consideration or in exchange for employment services provided by the qualifying individual to the qualifying corporation. Continuity rules would be proposed to accommodate certain share-for-share exchanges and other corporate reorganizations that could occur after qualifying shares have been issued.

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•	Throughout the period during which the qualifying individual or a partnership of which the qualifying individual is a member owned the qualifying share, 50 per cent or more of the fair market value of the corporation’s assets must be attributable to assets used, or reasonably intended to be used, principally in a qualifying business. Further, for a minimum period of 24 consecutive months immediately following share issuance, the qualifying business would be required to be carried on primarily in Canada.

•	For a minimum period of 36 consecutive months immediately before the disposition, the share must have been held by the qualifying individual or the partnership of which the qualifying individual was a member.

•	At the time of disposition:

○	the corporation must be a Canadian-resident corporation that is either a private corporation or a public corporation listed on a designated stock exchange located in Canada; and

○	all or substantially all of the fair market value of the corporation’s assets must be attributable to assets used principally in a qualifying business.

 Qualifying Business

A qualifying business would be an active business other than:

•	a business providing consulting services, a professional practice of an accountant, lawyer, notary, physician, other health care practitioner, engineer, architect, and any business whose principal asset is the reputation or skill of one or more employees;

•	a business operating in the agricultural, fishing, forestry, mining, financial, insurance, utilities, real estate, food and accommodation, arts, recreation, or entertainment sectors; and

•	a business operating under a licensing or franchising agreement.

 Integrity Rules

Additional rules will be proposed to prevent individuals from accessing the CGI exemption in circumstances that do not align with the intent of the measure, including the multiplication of the exemption limit through the use of multiple corporations that carry on the same underlying business.

Details of these rules will be released at a later date.

 Alternative Minimum Tax

The Alternative Minimum Tax (AMT) is a parallel tax calculation that allows fewer tax credits, deductions, and exemptions than the ordinary personal income tax rules allow. Taxpayers pay either regular tax or AMT, whichever is higher. If a taxpayer pays AMT, the amount by which their AMT exceeds their regular tax can normally be carried forward for up to seven years and applied as a credit in computing tax payable for a subsequent taxation year to the extent that the taxpayer’s regular tax payable for that year exceeds their AMT.

Capital gains exempted through this measure would be subject to an inclusion rate of 30 per cent for the purposes of the AMT, consistent with the treatment of gains eligible for the Lifetime Capital Gains Exemption.

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 Interaction with Other Capital Gains Exemptions

A CGI exemption claimed on qualifying shares of a qualifying corporation would limit the ability of a qualifying individual to claim the Lifetime Capital Gains Exemption for a sale of shares of the same corporation. Similarly, a Lifetime Capital Gains Exemption claimed on the sale of shares of a corporation would limit the ability of a qualifying individual to claim the CGI exemption on the sale of shares of that same corporation.

A qualifying individual could generally claim both the capital gains exemption on a sale to an Employee Ownership Trust or a worker cooperative and the CGI exemption on the same sale of shares, with the use of one exemption having no impact on the limit available under the other exemption.

 Coming into Force

This measure would apply in respect of qualifying shares of a qualifying corporation issued on or after Budget Day and before 2037.

Canada Growth Incentive – Rollover for Investments in Small Businesses

Under the Income Tax Act, individuals are allowed to defer taxation on capital gains realized on a qualifying disposition of eligible small business corporation (ESBC) shares to the extent that proceeds from the disposition are used to acquire replacement ESBC shares in the year of disposition or the following calendar year.

For a disposition of ESBC shares by an individual to qualify, the following conditions must be met:

•	Holding period: The shares were held by the individual for a minimum of 185 days immediately before the disposition.

•	Active business requirement: Throughout the period during which the individual owned the shares, the corporation was a taxable Canadian corporation all or substantially all (generally at least around 90 per cent) of the assets of which (measured by fair market value) were: used principally in an active business carried on by the corporation or by a related active business corporation; or shares or debts of a related active business corporation.

•	Canadian activity: The active business of the corporation was carried on primarily in Canada for the lesser of two years and the period during which the individual held the share.

 Period to acquire replacement shares

Budget 2026 proposes to increase the period to acquire replacement shares and to introduce a special provision for individuals who have entered into agreements for future equity.

First, the period to acquire replacement shares would be extended to encompass the year of disposition and the three following calendar years. In general terms, an individual who made a qualifying disposition in a taxation year and did not reinvest the proceeds in that year would be able to choose either to pay tax on the capital

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gain for the year of disposition or to claim a reserve that defers recognition of the gain to the following year. This deferral mechanism would be available until the end of the replacement period.

Second, an individual who, before the end of the proposed three-year replacement period, enters into an agreement with an ESBC under which the investor provides upfront capital in return for shares to be issued at a future date (e.g., a simple agreement for future equity or SAFE), would be able to defer the capital gain for an additional two years, for a total replacement period of up to five years. If no ESBC shares are issued to the individual under the agreement by the end of the fifth year following the year of disposition, the deferred gain would be taxed.

With respect to any proceeds of a qualifying disposition that are not ultimately invested in replacement shares, interest would apply at a prescribed rate from the balance-due day for the year of disposition to the last day of the taxation year in which the gain is taxed.

 Active business requirement

Budget 2026 proposes to lower the threshold from “all or substantially all” to “primarily” for the active business requirement’s asset test that must be met throughout the period during which the individual owned the shares. However, the “all or substantially all” threshold would need to be met at the time of issuance and disposition of the shares.

Finally, the active business would be required to be carried on primarily in Canada at the time of share issuance and for a continuous period immediately following issuance. That period would be the lesser of two years and the period during which the individual owned the shares.

 Coming into force

These measures would apply to qualifying dispositions that occur on or after January 1, 2027.

Instalment Payments for Individuals and Corporations

Most individuals pay taxes through withholdings on their employment income that are remitted to the Canada Revenue Agency by their employers. However, where an individual receives income from sources that are not subject to withholding (e.g., certain sources of pension income, business income, dividends, interest, rental income, and capital gains), they may have to pay income tax in quarterly instalments. For most individuals, instalments are required if their combined federal-provincial net tax owing on income from such sources for the current year and either of the two previous years is more than $3,000 (or $1,800 federal net tax owing for Quebec residents). The income tax instalment thresholds are lower for Quebec residents because the federal government does not collect provincial income tax in Quebec.

Individuals whose chief source of income is from fishing or farming can currently make a single instalment payment of two thirds of their net tax owing by

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December 31, and pay the remainder by the applicable balance-due date in the following taxation year.

Corporations generally must make monthly or quarterly tax instalment payments in respect of their federal tax liability unless their total federal tax payable is $3,000 or less for either the current or previous year.

Interest and penalties may apply on late or insufficient instalment payments.

 Increasing the Instalment Thresholds

Budget 2026 proposes to increase the threshold from $3,000 to $7,500 for corporations and individuals resident outside Quebec, and from $1,800 to $4,500 for individuals resident in Quebec. The thresholds would be indexed to inflation and rounded to the nearest $500. Any remaining tax payable for a taxation year would be due on the applicable balance-due date.

This measure would apply to taxation years that begin on or after January 1, 2028. As with the current rules, in determining whether instalments would be required, the relevant threshold would need to be exceeded for the current year and either of the two previous years. For example, an individual resident in Manitoba would be required to make instalments for the 2028 taxation year if their 2028 net tax owing exceeds $7,500 and either their 2026 or 2027 net tax owing exceeds $7,500.

 Allowing an Annual Instalment for All Individuals with Business Income

Budget 2026 proposes that individuals whose primary source of income is from a business (including professional or commission income) be allowed to make a single annual instalment payment, instead of quarterly instalments. The single instalment payment would equal two thirds of their combined federal-provincial net tax owing for the year and be due by December 31. The remainder would be due on the applicable balance-due date. This change would extend similar treatment to what is currently available for farming and fishing income to other business income.

This measure would apply to the 2028 and subsequent taxation years.

Income Tax Return Filing and Balance-Due Dates for Individuals

The Income Tax Act requires most individuals to file their T1 income tax return and pay any balance owing by April 30 following the end of the taxation year. Self-employed individuals and their spouses or common-law partners have until June 15 to file their returns, although any balance owing remains due by April 30.

Budget 2026 proposes to change the T1 filing and balance-due dates to May 15 for all individuals, including self-employed individuals and their spouses or common-law partners.

These measures would apply to the 2027 and subsequent taxation years.

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Northern Residents Deductions

The Northern Residents Deductions consist of a residency deduction and a travel deduction, which are available to individuals who live in prescribed Northern and Intermediate Zones. Residents of the Northern Zone are eligible for the full deductions, while residents of the more southerly Intermediate Zone can claim half the maximum deductions.

 Residency Deduction

The residency deduction is generally based on the number of days that an individual lives in a prescribed zone, subject to two rules that reduce the value of the deduction in certain situations.

•	The amount of the residency deduction is reduced by the amount of non-taxable employer-provided benefits received by the taxpayer for board and lodging at special work sites in the north.

•	The residency deduction cannot exceed 20 per cent of the individual’s net income.

Budget 2026 proposes to eliminate both of these restrictions.

 Travel Deduction

The travel deduction permits a taxpayer to deduct amounts in respect of travel for themselves and eligible family members. The deduction is available for any number of trips made to obtain medical services not available locally and up to two trips per person per year for non-medical reasons. The amount that can be deducted in respect of a given trip is the least of:

•	the total travel expenses paid for the trip,

•	the lowest cost return airfare to the nearest city designated in the Income Tax Regulations, and

•	either the total amount of employer-provided travel benefits received in respect of the trip or the portion of a $1,200 “standard amount” allocated to the trip.

Budget 2026 proposes to eliminate the third limit, which is based on employer-provided travel benefits or the portion of the $1,200 standard amount allocated to the trip. All eligible northern residents would therefore be able to claim their travel expenses subject to the same limits, whether or not they receive employer-provided travel benefits.

These measures would apply to the 2027 and subsequent taxation years.

Expansion of the Intergenerational Farm and Fishing Property Rollover

The Income Tax Act allows for a tax deferral (“rollover”) of capital gains on intergenerational transfers of certain farming property and fishing property from a taxpayer to the taxpayer’s child or the child’s spouse or common-law partner. For these purposes, a child includes the taxpayer’s grandchild or great-grandchild.

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Budget 2026 proposes to expand the rollover so that it is available for transfers to a niece, nephew, grandniece, or grandnephew of the taxpayer or the taxpayer’s spouse or common-law partner.

This measure would be effective for transfers that occur on or after January 1, 2027.

Registered Disability Savings Plan

The Registered Disability Savings Plan (RDSP) is a tax-assisted savings plan designed to support the long-term financial security of a beneficiary who is eligible for the Disability Tax Credit.

Generally, an adult beneficiary is the holder of their own RDSP. Where they do not have contractual capacity due to a mental impairment, the plan holder must be a legal representative who is authorized under provincial or territorial law to act on the individual’s behalf. If the individual does not have a legal representative but after reasonable inquiry, it is the opinion of the RDSP issuer that the individual’s contractual capacity to enter into a plan is in doubt, a temporary measure is in place up to the end of 2026 to allow a qualifying family member of the individual to open an RDSP and be the plan holder. A qualifying family member may be a parent, spouse or common-law partner, or sibling.

Budget 2026 proposes to make the qualifying family member measure permanent.

Optional Flat Amounts for Personal Income Tax Deductions and Credits

Individuals need to keep receipts and satisfy other requirements to claim certain deductions and tax credits.

To reduce the need for individuals to keep receipts and itemize their expenses to support their amounts claimed, Budget 2026 proposes optional flat-amount calculation methods for certain deductions and credits. Individuals would still need to establish their eligibility.

These measures, described below, would apply to the 2027 and subsequent taxation years.

 Moving Expense Deduction

The Moving Expense Deduction allows individuals to deduct moving expenses in respect of an eligible relocation to carry on a business or to be employed. The deduction is limited to the amount of employment or self-employment income earned at the new location. Eligible moving expenses may also be deducted up to the amount of a student’s taxable income from scholarships, bursaries and research grants if the expenses are incurred to enable the taxpayer to be a student in full-time attendance at a post-secondary educational institution.

Deductible moving expenses include travel costs, the costs of transporting or storing household effects, meals and temporary accommodation, the cost of selling a former residence, and certain other expenses associated with the move. Individuals must keep documentation such as bills and receipts to support their claim.

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Budget 2026 proposes to allow individuals making an eligible relocation to deduct a flat $1,000 in respect of the relocation instead of tracking and claiming their deductible moving expenses. The amount deducted would still be limited to the individual’s employment or self-employment income earned at the new location, or to the student’s taxable income from scholarships, bursaries and research grants. If an individual claims the flat amount in respect of an eligible relocation, that individual’s spouse or common-law partner would not be permitted to claim a deduction in respect of the same eligible relocation.

 Clergy Residence Deduction

The Clergy Residence Deduction is available to individuals who are members of the clergy, members of a religious order, or regular ministers of a religious denomination. To qualify, these individuals must be in charge of, or minister to, a diocese, parish, or congregation, or be engaged exclusively in full-time administrative service by appointment of a religious order or religious denomination.

Eligible individuals receiving remuneration in the form of employer-provided housing can deduct the entire value of this benefit, including amounts in respect of utilities, from income. Eligible individuals who rent or own their own accommodation can claim a deduction that is the least of:

•	the greater of a) $1,000 multiplied by the number of months (to a maximum of ten) in the year during which the individual would qualify for the deduction, and b) one-third of the individual’s remuneration for the year from the office or employment;

•	the actual rent and eligible utilities paid or, if the residence is owned by the individual or their spouse or common-law partner, the fair rental value of the residence including eligible utilities, minus amounts claimed in respect of the same accommodation (e.g., home office expenses), during periods of qualifying employment; and

•	the individual’s remuneration for the year from their office or employment.

Budget 2026 proposes to allow eligible individuals to deduct a flat amount in a year of $1,000 for each month in which they are eligible for the deduction, up to a maximum of $12,000 for a year, instead of claiming according to the existing detailed method described above. The amount deducted would still be limited to the individual’s remuneration for the year from their office or employment.

If both members of a couple are eligible to claim the deduction and live in the same residence, only one could deduct $1,000 for a month in which both qualify for the deduction. If either the individual or their spouse or common-law partner chooses to deduct the flat amount for a year, neither would be permitted to claim a deduction using the detailed method in respect of that residence for that year.

 Labour Mobility Deduction for Tradespeople

Eligible tradespeople and apprentices working in the construction industry who undertake an eligible temporary relocation are entitled to deduct up to $10,000 in eligible temporary relocation expenses in 2026. For a particular eligible temporary relocation, the deduction is limited to 50 per cent of the individual’s employment income in respect of the relocation.

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Eligible expenses in respect of an eligible temporary relocation are reasonable amounts associated with temporary lodging near the temporary work location, round-trip transportation from where the individual ordinarily resides to that lodging, and meals for the individual in the course of that trip.

Budget 2026 proposes to allow eligible tradespeople and apprentices working in the construction industry who undertake an eligible temporary relocation to deduct a flat

$1,500 per year instead of claiming actual eligible expenses incurred.

 Home Accessibility Tax Credit

The Home Accessibility Tax Credit allows certain eligible individuals to claim up to $20,000 in qualifying home renovation or alteration expenses per calendar year. Expenses must be incurred to improve the safety, accessibility, or functionality of an eligible dwelling for a qualifying individual who is age 65 years or older or eligible for the Disability Tax Credit. The credit may be claimed by qualifying individuals and supporting family members who incur eligible expenses.

Budget 2026 proposes to allow eligible individuals who incur qualifying expenses to calculate the Home Accessibility Tax Credit using a one-time optional flat-expense amount of $1,000 for a year instead of claiming their actual expenses incurred. The following conditions would apply to any flat-amount claim:

•	Only one taxpayer would be allowed to claim the flat amount in respect of the same eligible dwelling for a particular year.

•	If an individual chooses to claim the credit based on their detailed expenses in respect of an eligible dwelling for a particular year, the flat amount would not be available to any claimant in respect of that dwelling for that year. Instead, each individual with eligible expenses could claim eligible expenses under the existing rules.

•	An eligible individual would be allowed to claim the flat amount under the Home Accessibility Tax Credit only once in their lifetime. An individual who claimed the flat amount in a given year would, however, still be able to claim the credit in future years based on their detailed expenses, provided all eligibility requirements are met.

•	Individuals claiming the flat amount would continue to be required to retain some documents that substantiate that they incurred qualifying expenses for a qualifying renovation.

 Adoption Expense Tax Credit

The Adoption Expense Tax Credit allows adoptive parents to claim up to $19,972 in eligible adoption expenses in 2026 relating to the adoption of a child under the age of 18. The credit may be claimed in the taxation year in which an adoption is completed for expenses that are incurred during the adoption period.

Budget 2026 proposes to allow eligible adoptive parents to calculate the Adoption Expense Tax Credit using an optional flat expense amount of $1,200 per adopted child in the year an adoption is completed, instead of their actual eligible adoption expenses.

•	Only one taxpayer would be allowed to claim the flat amount in respect of the same adopted child.

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•	If one individual chooses to claim the credit based on their detailed expenses under the existing rules, all claimants would also have to use this method (and would not be able to claim the flat amount).

Foreign Income Verification Statement – Form T1135

Canadian-resident individuals, corporations and trusts, as well as certain partnerships, must file a Foreign Income Verification Statement (Form T1135) with the Canada Revenue Agency if they own specified foreign property with a total cost of more than $100,000 at any time in a taxation year or fiscal period. Specified foreign property generally includes most types of income-earning property held outside of Canada, other than personal property and property used in carrying on an active business.

Form T1135 provides a simplified reporting method if the total cost of a taxpayer’s specified foreign property is less than $250,000 throughout the year.

Budget 2026 proposes to increase the threshold above which Form T1135 must be filed from $100,000 to $200,000. The Canada Revenue Agency would also increase the threshold for simplified reporting from less than $250,000 to less than $500,000.

These measures would apply to taxation years or fiscal periods that end after 2026.

Apprentice Vehicle Mechanics’ Tools Deduction

Under the deduction for tradespeople’s tool expenses, a tradesperson (including an apprentice vehicle mechanic) can claim a deduction of up to $1,000 of the amount by which the total cost of eligible new tools acquired in a taxation year as a condition of employment exceeds the amount of the Canada Employment Credit ($1,501 in 2026).

Apprentice vehicle mechanics may claim the deduction for tradespeople’s tool expenses in respect of their tools and may additionally claim the apprentice vehicle mechanics’ tools deduction on the extraordinary portion of their tool costs.

The extraordinary portion of an apprentice vehicle mechanic’s tool costs is the total cost of new eligible apprentice mechanics’ tools acquired in the taxation year, less the greater of:

•	the sum of the maximum amount of the deduction for tradespeople’s tool expenses ($1,000) and the Canada Employment Credit amount ($1,501 in 2026); and

•	5 per cent of the individual’s apprenticeship income for the year (including the net amount received under certain government apprenticeship programs).

These rules require apprentice mechanics to claim two separate deductions to get the maximum eligible tax recognition for their tool expenses.

Budget 2026 proposes to allow apprentice vehicle mechanics to deduct all eligible expenses under the apprentice vehicle mechanics’ tools deduction.

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Subject to certain other existing rules, the deduction would equal the total cost of new eligible tools acquired in the taxation year, less the Canada Employment Credit amount. It would no longer be reduced by the $1,000 amount available under the deduction for tradespeople’s tool expenses or by an amount based on the apprentice’s income.

Apprentice vehicle mechanics’ tools would no longer qualify for the deduction for tradespeople’s tool expenses. However, an apprentice vehicle mechanic could continue to claim both deductions if they also incurred eligible tool expenses in the course of employment as a tradesperson other than as an apprentice vehicle mechanic.

This measure would apply to the 2027 and subsequent taxation years.

Medical Expense Tax Credit and Disability Supports Deduction

The Medical Expense Tax Credit (METC) is a non-refundable tax credit that recognizes the effect of above-average medical expenses on an individual’s ability to pay tax. For 2026, the METC is available for eligible medical expenses in excess of the lesser of $2,890 and three per cent of the individual’s net income. Expenses eligible for the credit are described in the Income Tax Act and Income Tax Regulations and must be evidenced by receipts. Depending on the expense, additional documentation may be required, such as a prescription or written certification from an authorized medical practitioner.

The Disability Supports Deduction (DSD) allows an individual with an impairment in physical or mental functions to deduct certain expenses that enable them to earn business or employment income, attend school, or carry on research. Eligible expenses are described in the Income Tax Act. In general, an authorized medical practitioner must either prescribe or otherwise certify in writing that the expense is required, and expenses must be evidenced by receipts.

An expense that is eligible under both the METC and DSD may be claimed under either measure, but not both.

 Documentation Requirements for Certain Eligible Expenses

Budget 2026 proposes to simplify the METC while maintaining the integrity of the credit by reducing the documentation requirements for certain eligible expenses, as described below.

•	For certain expenses that are incurred exclusively for medical purposes (described in Table 2), remove the requirement for a prescription; a certification of the individual’s medical condition would continue to not be required.

•	For certain expenses that may be incurred for non-medical purposes (described in Table 3), replace the prescription requirement with a requirement that an authorized medical practitioner certify the individual’s medical condition.

The Canada Revenue Agency would continue to have the authority to ask for additional documentation or information to verify that all requirements for claiming the METC are met.

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This measure would apply to the 2026 and subsequent taxation years.

Table 2

  Expenses for which no prescription or certification of the medical condition would be required

Eligible expense
Insulin

Device or equipment designed exclusively for individuals suffering from a severe chronic respiratory ailment or a severe chronic immune system disregulation (e.g., continuous positive airway pressure machine)

Infusion pump, including disposable peripherals, used in the treatment of diabetes
Blood coagulation monitor, including disposable peripherals, for anti-coagulation therapy

Table 3

  Expenses for which only certification of the medical condition would be required

Eligible expense and medical condition to be certified by an authorized medical practitioner
Liver extract injectible or vitamin B12 for use by an individual who has pernicious anaemia
Device or equipment exclusively designed to pace or monitor the heart of an individual who suffers from heart disease
External breast prosthesis for use by an individual who has had a mastectomy
Teletypewriter or similar device, including a telephone ringing indicator, for use by a mute or deaf individual to make and receive phone calls
Optical scanner or similar device designed to be used by a blind individual to read print
Device or software designed to be used by an individual who is blind or has a severe learning disability to read print

Power-operated lift or transportation equipment designed exclusively for use by, or for, a disabled individual, to allow the individual to gain access to different areas of a building, to assist the individual to gain access to a vehicle, or to place the individual’s wheelchair in or on a vehicle

Device designed exclusively to enable an individual with a mobility impairment to operate a vehicle
Braille printer designed exclusively to be used by a blind individual
Electronic speech synthesizer for use by a mute individual
Visual or vibratory signaling device, including a visual fire alarm indicator, for an individual with a hearing impairment
Device designed to be attached to infants diagnosed as being prone to sudden infant death syndrome in order to sound an alarm if the infant ceases to breathe
Talking textbook for use by an individual with a perceptual disability in connection with their enrolment at an educational institution in Canada or a designated educational institution
Braille note-taker designed to be used by a blind individual
Page turner designed to be used by an individual who has a severe and prolonged impairment that markedly restricts their ability to use their arms or hands
Altered auditory feedback device designed to be used by an individual who has a speech impairment
Standing device designed to be used by an individual who has a severe mobility impairment

 Flat-Amount Method

Under the current rules, individuals need to track their expenses and keep receipts to claim the METC and DSD.

Budget 2026 proposes to allow individuals to claim an optional flat amount in respect of the following categories of expenses. For a particular year, an individual who incurs expenses in an eligible category could choose to either claim the applicable flat amount or itemize and claim the expenses they actually incurred. An individual who chooses the flat amount would not be required to calculate the actual

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expenses incurred or retain receipts for those expenses. The existing eligibility conditions would continue to apply.

If the flat-amount method is chosen for a category of expenses in respect of an eligible individual, only one individual would be able to claim that flat amount and itemized expenses could not be claimed. If multiple individuals wish to claim the same category of expenses in respect of the same eligible individual, the flat amount would not be available, and each would be required to itemize their expenses and keep receipts to claim them.

 Gluten-free Food Expenses

Under the METC, the incremental cost of gluten-free food products may be claimed in respect of an individual certified by an authorized medical practitioner as requiring a gluten-free diet because of a diagnosis of celiac disease. Eligible expenses are limited to the amount by which the cost of a gluten-free product exceeds that of a comparable gluten-containing product. It is also necessary to retain receipts and other supporting documentation.

Budget 2026 proposes to allow an METC claim in respect of an individual with celiac disease based on an optional flat amount of $1,000 for incremental gluten-free food expenses incurred over a particular year. Under this method, it would no longer be necessary to calculate the incremental cost of gluten-free food products.

This measure would apply to the 2026 and subsequent taxation years.

 Incontinence Product Expenses

Expenses incurred for diapers, disposable briefs, catheters, catheter trays, tubing, or other products in respect of an individual certified by an authorized medical practitioner as requiring these products because of incontinence caused by illness, injury, or affliction may generally be claimed under the METC.

Budget 2026 proposes to allow an METC claim based on an optional flat amount of $500 in respect of these expenses incurred over a particular year.

This measure would apply to the 2027 and subsequent taxation years.

 Service Dog Expenses

The METC and the DSD recognize certain expenses related to service animals, including dogs, that are specially trained to assist an individual in coping with certain severe and prolonged physical or mental impairments.

Eligible expenses include the cost of acquiring the animal, the care and maintenance of the animal, and reasonable travel expenses for the individual to attend an institution that trains in the handling of such an animal.

Budget 2026 proposes to allow an METC or DSD claim based on an optional flat amount of $2,000 for expenses that are incurred in relation to a service dog over a particular year. The cost incurred to acquire a service dog could be itemized and claimed separately in addition to the flat amount in a particular year.

The flat-amount method would not be allowed for eligible expenses in respect of a service animal other than a dog. It would continue to be necessary, under the METC

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and the DSD, to itemize expenses incurred in respect of these other service animals and retain receipts.

This measure would apply to the 2027 and subsequent taxation years.

Deductibility of Expenses Against Commission Income

Under a provision specific to commission employees, employees who earn commission income and meet certain conditions are permitted to deduct employment expenses up to their commission income for the year. A commission employee who claims any amount under this provision may not deduct any travel or motor vehicle expenses under general provisions that apply to all employees. As a result, in some cases it is advantageous for a taxpayer to forgo claiming any expenses under the commission-employee rules and instead claim a larger deduction under the general travel provisions available to all employees.

Budget 2026 proposes to eliminate the rules that prevent commission employees from deducting travel and motor vehicle expenses under the general employee provisions when they also claim expenses under the commission-employee rules. This would allow a commission employee claiming travel or motor vehicle expenses under the general provisions to additionally claim other employment expenses as a commission employee up to the amount of their commission income.

This measure would apply to the 2027 and subsequent taxation years.

Lump-sum Thresholds for Periodic Payment of Benefits

The Canada Child Benefit (CCB) and Canada Groceries and Essentials Benefit (CGEB) (formerly the GST Credit) provide targeted, income-tested support to eligible individuals and families through regular payments. These are based on a July 1 to June 30 benefit year. The CCB is paid monthly and provides support for eligible families with children under the age of 18, while the CGEB is paid quarterly and helps offset the impact of the GST on low- and modest-income individuals and families.

The Canada Workers Benefit (CWB) is a refundable tax credit that supplements the earnings of low- and modest-income workers. The Advance CWB provides part of an individual’s CWB entitlement for the taxation year in three advance payments, prior to filing the tax return for the year. (The “Build Canada Workers Benefit” section outlines the Budget 2026 proposal to phase out the Advance CWB).

For individuals and families entitled to small payment amounts under the CCB, CGEB and Advance CWB in a given benefit year, the Income Tax Act specifies that the annual entitlement be issued as a lump-sum, rather than regular payments throughout the year. This payment is equal to the eligible individual’s total benefit entitlement for the benefit year and is issued with the first payment for that benefit year (usually in July). A lump-sum payment is made to an eligible individual for:

•	the CCB if the individual’s monthly CCB entitlement is expected to be less than $20;

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•	the CGEB if the individual’s quarterly CGEB entitlement is expected to be less than $50; and

•	the Advance CWB if each of the individual’s advance payments is expected to be less than $33.

Budget 2026 proposes to increase the lump-sum payment threshold to $50 per month for the CCB, to $70 per quarter for the CGEB and, for the 2027 taxation year only, to $70 per payment for the Advance CWB.

This measure would apply to benefits paid after June 2027.

Budget 2026 also proposes to index the CCB and CGEB thresholds annually to inflation, rounded to the nearest $5, as of July 2028.

Scholarship, Fellowship, and Bursary Income

An individual can claim a full or partial tax exemption for scholarship, fellowship, and bursary income connected with enrolment in an elementary or secondary school educational program or a program in respect of which the individual is a qualifying student.

To be a qualifying student, an individual must be enrolled in a qualifying or specified educational program at a designated educational institution. Designated institutions generally include universities and colleges within Canada, educational institutions providing occupational skills that are certified by Employment and Social Development Canada, and certain institutions outside Canada.

Under the current rules, a program generally does not qualify as a qualifying or specified educational program if the student receives financial assistance for it from an arm’s-length person, such as an employer.

Budget 2026 proposes to allow a program to qualify even where a student received financial assistance from an arm’s-length person. As a result, receiving employer or other arm’s-length assistance for a program would no longer prevent students from claiming the exemption for scholarships, fellowships or bursaries received for that program.

This measure would apply to the 2027 and subsequent taxation years.

Deductibility of Expenses by Employed Artists

Employed artists are permitted to deduct expenses incurred in the course of employment in specified artistic activities. The deduction is generally limited to the lesser of $1,000 and 20 per cent of the artist’s employment income for the year from specified artistic activities. This limit is reduced by amounts deducted for certain other employment expenses. Any artists’ expenses that are not deductible in the year because of the cap can be carried forward and deducted in a future year.

Budget 2026 proposes to replace the existing cap on the deduction with a limit equal to the amount of the artist’s employment income for the year from the specified artistic activities.

This measure would apply to the 2027 and subsequent taxation years.

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Volunteer Firefighters and Search and Rescue Volunteers Tax Credit

The Volunteer Firefighters Tax Credit and the Search and Rescue Volunteers Tax Credit are each 14-per-cent non-refundable tax credits calculated on an amount of $6,000. An individual who performs a combined total of at least 200 hours of eligible services as either a volunteer firefighter or as a search and rescue volunteer in the year may claim either credit, but not both.

Budget 2026 proposes to combine the Volunteer Firefighters Tax Credit and the Search and Rescue Volunteers Tax Credit into a single 14-per-cent non-refundable Volunteer Firefighters and Search and Rescue Volunteers Tax Credit calculated on an amount of $6,000. Eligible volunteer firefighter and search and rescue services would both count towards the 200-hour requirement for the combined credit.

This measure would apply to the 2027 and subsequent taxation years.

Registered Retirement Savings Plan

A Registered Retirement Savings Plan (RRSP) is a tax-assisted vehicle for retirement savings accumulation. Most Canadians convert their RRSP to a Registered Retirement Income Fund (RRIF) by age 71. A RRIF is a vehicle for decumulation of retirement savings via annual minimum withdrawals.

Budget 2026 announces the government’s intention to merge the core features of the RRSP and RRIF under the Income Tax Act into a single “RRSP for life” and to make other changes to improve and modernize the RRSP tax rules. This would eliminate the need for individuals to convert their RRSP to a RRIF at age 71. Individuals over the age of 71 would continue to be required to make minimum withdrawals.

The specific issues under consideration include the following:

•	Whether and how the RRSP rules could include a “successor holder” (i.e. a spouse or common law partner) feature similar to other registered vehicles. This could permit a RRSP to remain open until the death of the successor holder (i.e., the original holder’s surviving spouse or partner) and avoid the value of RRSP property being included in the income of the deceased.

•	Whether and how the current RRSP indirect “rollover” provisions that apply on death (involving an income inclusion and offsetting deduction for a qualifying survivor) could be replaced with rules to permit direct tax-free transfers to qualified registered vehicles of qualifying survivors.

Under provincial and federal pension standards, funds transferred from a pension plan are generally subject to locking-in restrictions until retirement and may be required to be held in prescribed vehicles, such as a locked-in RRIF or RRSP. As a result, merging the RRSP and RRIF rules could require consequential changes to the federal Pension Benefits Standards Regulations, 1985 and similar provincial legislation.

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  Consultation

The government is seeking Canadians’ views on this proposal. Interested parties are invited to send written representations to the Department of Finance Canada at RRSP-consultation-REER@fin.gc.ca by January 8, 2027.

Excess Corporate Holdings Regime for Private Foundations

The Income Tax Act contains rules designed to limit the risk of self-dealing associated with private foundations registered as charities, by placing limits on the shareholdings of these foundations. These rules are known as the excess corporate holdings regime.

The excess corporate holdings regime prevents private foundations from acquiring more than 20 per cent of a class of shares of any corporation, in combination with all relevant persons (generally, non-arm’s length individuals). Under these rules, private foundations must track their shareholdings, and the shareholdings of any relevant persons. Private foundations must report these holdings, and any material transaction involving these holdings within the year, to the Canada Revenue Agency. If those total holdings exceed 20 per cent, and the private foundation itself holds more than 2 per cent of the class of shares, it is obligated to divest itself of its excess shareholdings within a particular timeframe.

Budget 2026 proposes to eliminate the excess corporate holdings regime. Instead, the rules that currently prohibit public foundations from acquiring control of a corporation would be extended to private foundations.

This measure would apply to taxation years that begin on or after January 1, 2027.

Objections to Assessments

To object to an income tax assessment, a taxpayer must file a notice of objection. Taxpayers generally have 90 days after a notice of assessment is sent to file a notice of objection. However, individuals and graduated rate estates have the later of 90 days after a notice of assessment is sent and one year from the tax return filing due date for the taxation year being assessed to file a notice of objection. If the objection deadline is missed, taxpayers have one year from the original deadline to apply to the Canada Revenue Agency for an extension of time to file a notice of objection. In almost every case, the Canada Revenue Agency grants an extension.

Budget 2026 proposes, for most taxpayers, to amend the deadline to file a notice of objection to an income tax assessment to one year after the day the notice of assessment is sent. For individuals and graduated rate estates, Budget 2026 proposes to amend the deadline to the later of one year after the notice of assessment is sent and two years from the tax return filing due date for the taxation year being assessed. Consequently, taxpayers would no longer need to apply for an extension of time and the ability to do so would be eliminated.

This amendment would apply to assessments sent on or after the day that is three months after royal assent.

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Disclosure of Tax Debt to Credit Bureaus

Most taxpayers pay their tax debts in a timely manner or make arrangements with the Canada Revenue Agency (CRA) to satisfy their tax obligations. Where a taxpayer does not, the CRA generally relies on collection tools such as the set-off of other amounts payable by the Crown, the garnishment of wages and other income, and the seizure and sale of assets. However, unlike other creditors, the CRA is unable to report taxpayer debts to credit bureaus because the Income Tax Act limits the disclosure of taxpayer information to specific circumstances.

To support the collection of outstanding tax debts and more accurate assessments of credit risk, Budget 2026 proposes to amend the Income Tax Act to allow the CRA to disclose information about a taxpayer’s tax debts to credit bureaus.

The CRA would be permitted to disclose a taxpayer’s tax debt only where:

•	the taxpayer’s outstanding tax debt exceeds $50,000;

•	the assessments or reassessments giving rise to the tax debt are not under objection or appeal, and all rights of objection and appeal in respect of them have expired or been exhausted;

•	the CRA has notified the taxpayer in writing of its intention to disclose the tax debt at least 30 days prior to disclosure; and

•	before the disclosure, the CRA has taken reasonable steps to collect the tax debt and has given the taxpayer an opportunity to make reasonable repayment arrangements.

Similar amendments would be made to the Excise Tax Act on the same conditions to allow the CRA to disclose information about Goods and Services Tax/Harmonized Sales Tax (GST/HST) debts to credit bureaus.

This measure would apply on royal assent of the enacting legislation.

Trust Distributions to Non-Residents

A trust that distributes property to its beneficiaries is generally deemed to have disposed of the property at fair market value under the Income Tax Act. However, a personal trust (often referred to as a “family trust”) and certain other prescribed trusts may transfer property to a Canadian resident beneficiary on a tax-deferred basis (i.e., a “rollout”) in satisfaction of all or part of the beneficiary’s capital interest in the trust.

A trust cannot roll out property to a non-resident beneficiary (except a limited group of assets that remain subject to Canadian tax). This ensures that Canada can tax any gain that accrued on property while held in the trust, either when the property is distributed from the trust or at a later date when it is disposed of by the beneficiary.

Certain tax avoidance planning techniques have been employed to roll out trust property to a non-resident beneficiary indirectly. For example, trust property may be rolled out to a beneficiary that is a corporation resident in Canada whose shares are held by a non-resident person. This planning may result in an indefinite deferral or the permanent avoidance of Canadian tax.

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Budget 2026 proposes to broaden the current rollout denial rule to include indirect distributions of trust property to non-resident beneficiaries. The rollout would be denied for any property that is transferred to a corporation (or partnership) that has a direct or indirect non-resident shareholder (or partner).

This measure would apply in respect of distributions of property that occur on or after Budget Day.

Information Sharing – Pension Administrators

Employer-sponsored pension plans are registered under the Income Tax Act and pension standards rules (e.g., the federal Pension Benefits Standards Act and similar provincial statutes). Under those laws, pension plan administrators have an obligation to pay out retirement benefits (or survivor benefits) in a timely manner.

In some cases, pension plan administrators may be unable to locate former employees who are entitled to pension benefits. If a former employee has died, a surviving spouse or other beneficiary may instead be entitled to survivor benefits. Although the Canada Revenue Agency (CRA) may have information indicating that the former employee is deceased, the Income Tax Act currently does not permit the CRA to confirm the death to the pension plan administrator.

Budget 2026 proposes to amend the Income Tax Act to permit the CRA to confirm to the administrator of a registered pension plan that a plan member is deceased.

This measure would apply on royal assent of the enacting legislation.

Registered Pension Plans

A registered pension plan (RPP) is an arrangement registered by the Canada Revenue Agency (CRA) under which an employer makes contributions to a fund that provides periodic payments to retired employees. At all times, an RPP must comply with registration conditions. If those conditions are not met, the plan becomes a “revocable plan” and the CRA may ultimately issue a notice to the administrator of the RPP that the registration of the plan is revoked as of the date specified in the notice. The tax consequences of a revocation are not fully specified under the current rules.

  Revocation of a Registered Pension Plan

Budget 2026 proposes to provide express tax consequences under the Income Tax Act and Income Tax Regulations where the CRA revokes the registration of an RPP.

•	A revoked plan would be liable to pay a special tax, equal to 10 per cent of the fair market value of its property immediately prior to the revocation, subject to waiver or cancellation by the CRA.

•	A revoked plan would be deemed to become a “retirement compensation arrangement” (RCA)—another type of retirement savings vehicle under the Income Tax Act.

•	An amount equal to the fair market value of its property (less any revocation tax assessed) would be deemed to be contributed to the RCA. As a result, the RCA would be required to remit a 50 per cent refundable tax on the deemed contribution.

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These measures would apply to revocations of RPPs after 2026.

  Individual Pension Plans

An individual pension plan (IPP) is a defined benefit RPP that has fewer than four members, at least one of whom is related to an employer that participates in the plan (e.g., a controlling shareholder). IPPs provide businesses with a mechanism to provide pension benefits to owner-managers in respect of their employment.

  IPP Status

Given the non-arm’s length relationship between a controlling individual and an employer that sponsors an IPP, IPPs are subject to additional conditions that do not apply to other RPPs. However, some plans seek to avoid these conditions by adding related members so that the plan exceeds the three-member threshold for IPP status.

Budget 2026 proposes to expand the IPP definition to include defined benefit RPPs under which all members are either related to a participating employer or do not deal at arm’s length with any member related to a participating employer.

This measure would apply as of January 1, 2027.

  Non-qualified Investments

Anti-avoidance rules apply to registered plans held by one individual (e.g., Tax-Free Savings Accounts, Registered Retirement Savings Plans and Registered Retirement Income Funds) to help ensure that these plans do not provide excessive tax advantages unrelated to their basic objectives. These rules include:

•	the advantage rules, which help prevent the exploitation of the tax attributes of a registered plan (e.g., by shifting returns from a taxable investment to a registered plan);

•	the prohibited investment rules, which generally ensure that investments held by a registered plan are arm’s length “portfolio” investments; and

•	the non-qualified investment rules, which restrict the classes of investments that may be held by a registered plan.

Though similar in nature to other registered plans of controlling individuals, IPPs are not subject to these anti-avoidance rules.

Budget 2026 proposes to subject IPPs to the same advantage rules, non-qualified investment rules, and prohibited investment rules that currently apply to other registered plans of controlling individuals. Consequently, if the IPP acquires a non-qualified or prohibited investment, or if it receives an advantage, the controlling individual of an IPP would be liable to pay a tax equal to

•	50 per cent of the fair market value of a non-qualified investment or prohibited investment acquired by the IPP; and

•	100 per cent of the value of an advantage in relation to the IPP.

This measure would apply as of January 1, 2028. Transitional rules would apply to investments acquired before 2028 that become non-qualified or prohibited on January 1, 2028.

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  Excessive Surplus

When the assets of an RPP exceed 125 per cent of its pension liabilities, the tax rules require that participating employers take contribution holidays until the RPP’s surplus falls below that threshold. Broad-membership RPPs generally absorb excess surplus by a combination of contribution holidays and ongoing growth in pension benefit liabilities.

Some IPPs have modest or no ongoing contributions and relatively stable liabilities. As a result, asset growth can result in excessive surplus that is not needed to satisfy pension benefits. The current rules do not require this surplus to be withdrawn, and income earned from such surplus is tax sheltered while held in the IPP.

Budget 2026 proposes to impose a new condition that an IPP must satisfy to maintain its RPP registration. If the value of an IPP’s assets exceeds 200 per cent of its pension liabilities, the plan would become a “revocable plan” for RPP registration purposes. The CRA is required to issue a notice of intent to revoke at least 30 days prior to issuing a revocation letter. This would provide the plan administrator with time to take steps (such as withdrawing excess amounts) to comply with the registration condition and thus no longer be in a revocable position. If the plan’s registration were ultimately revoked by the CRA, the same tax consequences of becoming a revoked plan, as described above, would apply.

This measure would apply as of January 1, 2028.

Build Canada Workers Benefit

The Canada Workers Benefit (CWB) is a refundable tax credit that supplements the earnings of low- and modest-income workers and improves incentives to work. Budget 2026 proposes to phase out the Advance Canada Workers Benefit, reinvest a portion of the resulting savings to enhance the Canada Workers Benefit and rename the enhanced benefit the Build Canada Workers Benefit.

  Advance Canada Workers Benefit

Under current law, individuals who received the CWB for the previous taxation year are automatically entitled to receive the Advance CWB for the current taxation year, totaling half of the previous year’s CWB entitlement. The Advance CWB is issued over three advance payments. Any residual entitlement is calculated and paid after the individual files their tax return for the current year.

Because advance payments are based on the prior-year tax return, they may exceed an individual’s ultimate entitlement to the CWB for the current year. There is no requirement to repay any excess.

For the 2027 taxation year, Budget 2026 proposes to reduce the Advance CWB from 50 per cent to 25 per cent of the individual’s CWB entitlement for the 2026 taxation year. The Advance CWB would be eliminated beginning in the 2028 taxation year.

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  Enhancing the Benefit

Under current law, for the 2027 taxation year, the CWB grows by 27 cents for every dollar of working income (from both employment and self-employment) above a phase-in threshold of $3,000, up to a maximum benefit of $1,709 for single individuals without children, or $2,943 for families (couples and single parents). The benefit is reduced by 15 cents for every dollar of adjusted net income above a phase-out threshold of $28,104 for single individuals without children or $32,064 for families.

Budget 2026 proposes to enhance the benefit and rename it the Build Canada Workers Benefit (BCWB). For the 2027 taxation year, the enhanced benefit would:

•	reduce the phase-in threshold to $500;

•	increase the maximum benefit amounts to $1,859 for single individuals without children and to $3,143 for families; and

•	adjust the phase-out thresholds to $27,104 for single individuals without children and to $30,731 for families, so that the higher maximum benefits do not change the income levels at which the entitlement is fully phased out.

Chart 1 illustrates the proposed BCWB in 2027 for single individuals without children, and Chart 2 illustrates the proposed BCWB for couples and single parents.

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The BCWB would retain the supplement for individuals eligible for the Disability Tax Credit. The phase-in threshold of the BCWB disability supplement would be reduced to $200 (down from $1,150 under the CWB).

BCWB parameters would be indexed in the same manner as those of the CWB for years after 2027.

The government recognizes the efforts that provinces and territories have taken to improve work incentives for low- and modest-income individuals and families. To ensure that benefits are harmonized and that the BCWB builds on these efforts, the government will continue to allow for province- or territory-specific changes to the design of the benefit through reconfiguration agreements. Any reconfiguration would be guided by the following principles:

•	build on actions taken by the province or territory to improve work incentives;

•	be cost-neutral to the federal government;

•	provide for a minimum benefit for all recipients of the benefit; and

•	preserve harmonization of the benefit with existing federal programs.

These measures would apply to the 2027 and subsequent taxation years.

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 Business Income Tax Measures

Clean Electricity and Clean Technology Investment Tax Credits

The Clean Electricity investment tax credit is a refundable credit of up to 15 per cent on the capital cost of eligible investments in low-emitting electricity generation, electricity storage, and the transmission of electricity between provinces and territories. The credit is generally available in respect of property that is acquired and becomes available for use on or after April 16, 2024, and before 2035, for projects that started construction on or after March 28, 2023.

The Clean Technology investment tax credit is a refundable credit of up to 30 per cent on the capital cost of eligible investments in low-emitting electricity generation, electricity storage, and low-carbon heating, as well as non-road zero-emission automotive equipment and related charging and refuelling equipment. The credit is generally available in respect of property that is acquired and becomes available for use on or after March 28, 2023, and before 2035. The credit rate is reduced to 15 per cent for property that becomes available for use in 2034.

Claimants must meet prevailing wage and apprenticeship requirements to obtain the full credit rates.

  Extension to 2040

Budget 2026 proposes to extend the Clean Electricity and Clean Technology investment tax credits to eligible property that becomes available for use before 2041.

The credit rate of the Clean Technology investment tax credit would continue to be reduced to 15 per cent for its last year of availability, which would be for property that becomes available for use in 2040 instead of 2034.

  High-Voltage Intra-Provincial Electricity Transmission

Budget 2026 proposes to expand eligibility for the Clean Electricity investment tax credit to include intra-provincial electricity transmission property built to operate at or above the highest voltage currently used for transmission lines in each province, and at or above 69 kilovolts in the territories.

Specifically, eligible intra-provincial electricity transmission property would include property that is built to operate at no less than:

•	735 kilovolts if installed in Quebec or Newfoundland and Labrador;

•	500 kilovolts if installed in Ontario, Manitoba, British Columbia, or Alberta;

•	345 kilovolts if installed in Nova Scotia or New Brunswick;

•	230 kilovolts if installed in Saskatchewan;

•	138 kilovolts if installed in Prince Edward Island; or

•	69 kilovolts if installed in the Northwest Territories, Yukon, or Nunavut.

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Eligible property would include certain equipment and structures related to transmission lines and substations, including cables, towers, lattices, and transformers. Eligible property would exclude buildings and electricity distribution equipment, as well as certain property that is used for international transmission.

Further details on what would constitute eligible intra-provincial electricity transmission property will be made available at a later date.

  Coming into Force

This measure would apply with respect to property that is acquired on or after Budget Day.

Scientific Research and Experimental Development Tax Incentive Program

Under the Scientific Research and Experimental Development (SR&ED) tax incentive program, qualifying expenditures are fully deductible in the year they are incurred. Qualifying expenditures are also eligible for an investment tax credit.

The tax credit is provided at an enhanced rate of 35 per cent for certain small- and medium-sized corporations. A general rate of 15 per cent is available for qualified SR&ED expenditures that do not qualify for the enhanced rate.

For the purposes of the tax incentive program, SR&ED generally means systematic investigation or search that is carried out in a field of science or technology by means of experiment or analysis, and that is basic research, applied research, or experimental development. Work undertaken beyond the experimental development stage is generally excluded from eligibility for SR&ED tax incentives.

Budget 2026 proposes to expand the activities and expenditures eligible under the SR&ED program.

  Regulatory and Certification Requirements

The expanded scope of eligible activities would include tests, technological validations, and studies conducted to meet regulatory requirements for obtaining the initial approval or certification necessary to commercialize a product or process.

To be eligible, these activities would need to directly relate to a project that is eligible under the SR&ED program’s existing rules.

The types of expenditures that could be claimed in respect of these additional eligible activities would be the same as those eligible under the SR&ED program (e.g., wages and salaries, materials, contracting costs, overhead costs, and machinery and equipment).

  Intellectual Property Protection

Eligible expenditures would be expanded to include costs related to the registration and maintenance of intellectual property (IP) protection in respect of IP developed in the course of conducting a project that is eligible under the existing scope of activities under the SR&ED program.

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Eligible IP would include IP registered or protected as patents, certificates of supplementary protection, plant breeders’ rights, or copyrighted software, under the relevant Canadian legislation or equivalent legislation in another jurisdiction.

Eligible expenditures would include costs reasonably incurred to obtain and, where applicable, maintain protection for eligible IP. In general, this would include expenses incurred to prepare and file an application for an eligible form of IP protection, as well as maintenance costs payable on a periodic basis to keep IP rights in force. Eligible expenditures would not include those incurred to enforce IP rights, such as litigation costs in respect of alleged IP infringement, or those not directly connected to securing and maintaining IP rights.

While administrative fees payable to an IP office outside Canada would be eligible, costs of supporting activities, such as those in respect of preparing an application, would be eligible only if those activities are conducted in Canada.

In the event that a taxpayer disposes of IP in respect of which SR&ED support was provided for IP protection costs, recapture rules would apply in respect of the related SR&ED deduction and investment tax credit amounts.

  Coming into Force

This measure would apply to taxation years that begin on or after Budget Day.

Interest Deductibility Limits

The Excessive Interest and Financing Expenses Limitation (EIFEL) rules provide Canada’s response to the recommendation under Action 4 of the OECD/G20 Base Erosion and Profit Shifting Project. The EIFEL rules restrict the amount of net interest and financing expenses that may be deducted by certain taxpayers in computing taxable income. These rules apply to taxation years that begin on or after October 1, 2023.

Budget 2024 announced an exception to the EIFEL rules for interest and financing expenses incurred before 2036 by a taxpayer on borrowings used by the taxpayer to acquire or build purpose-built rental housing in Canada, or convert a property into such housing. On August 12, 2024, an EIFEL exception for energy utilities was announced for interest and financing expenses incurred by a taxpayer on borrowings used by the taxpayer to carry on a regulated energy utility business in Canada. Neither exception has been enacted into law.

  Indirect Borrowings

Under the existing proposals, the exceptions would apply only if the borrower uses the borrowed funds directly to acquire, build, or convert a property into purpose-built rental housing in Canada or to carry on a regulated energy utility business in Canada.

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Budget 2026 proposes to expand the two EIFEL exceptions to cover a borrower’s interest and financing expenses where the borrowed funds are used for eligible activities carried on by another corporation, trust or partnership within the same group of affiliated entities. The exceptions would also be available where the eligible activities are carried on by a partnership in which the borrower (together with affiliated entities) has at least a 40 per cent interest. Additional consequential changes would be made to the proposed exceptions.

  Regulated Energy Utility Business

Budget 2026 also proposes to expand and clarify the definition of a regulated energy utility business in Canada to cover cases where the prices of all or substantially all of the products or services of the business are:

•	government-established, approved or guaranteed (including sales to Crown corporations); or

•	established through a government-operated market that facilitates delivery for consumption or use in Canada.

  Coming into Force

These measures would apply to taxation years that begin on or after October 1, 2023.

Canadian Journalism Labour Tax Credit

The Canadian Journalism Labour Tax Credit (CJLTC) provides qualifying journalism organizations with a refundable 35-per-cent tax credit on the salary or wages paid to eligible newsroom employees. Labour expenditures are capped at $85,000 per eligible employee for a tax year, resulting in an annual credit of up to $29,750 per employee.

To access the CJLTC, an organization must first meet the requirements for designation as a qualified Canadian journalism organization (QCJO). This principally entails being engaged in the production of original news content, and regularly employing two or more journalists who deal at arm’s length with the organization in the production of that content. The Independent Advisory Board on Eligibility for Journalism Tax Measures assesses whether an applicant meets certain requirements to be designated as a QCJO and makes non-binding recommendations to the Canada Revenue Agency.

  Extension to Audio and Audiovisual News

The CJLTC applies exclusively to the production of original written news content. Broadcasters and organizations that produce only audio and/or audiovisual original news content are therefore not currently able to claim the credit.

Budget 2026 proposes to extend eligibility for the CJLTC to the production of audio and audiovisual news. Audio and audiovisual news organizations that qualify as a QCJO and meet existing CJLTC-specific Canadian ownership requirements would be eligible to claim the tax credit in respect of the salary or wages of an eligible newsroom employee.

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Qualifying organizations would be entitled to the same 35-per-cent credit rate and annual labour expenditure limit of $85,000 per employee that apply to written news production.

An eligible newsroom employee would need to spend at least 75 per cent of their time engaged in the production or post-production of original news content, including researching, collecting information, verifying facts, photographing, recording or editing video or sound, writing, editing, designing, presenting a news bulletin or segment, and undertaking other activities related to the preparation or presentation of original news content.

All other existing eligibility criteria under the CJLTC in respect of an eligible newsroom employee would continue to apply. In particular, an employee would generally be required to work for an organization for an average of at least 26 hours per week and to be employed by it for at least 40 consecutive weeks within a taxation year.

This measure would apply to qualifying labour expenses incurred on or after Budget Day.

  Extension of the Enhanced Credit Rate

The CJLTC rate was temporarily increased from 25 per cent to 35 per cent from January 1, 2023 to December 31, 2026. The rate is currently scheduled to return to 25 per cent on January 1, 2027. Budget 2026 proposes to extend the 35-per-cent rate until December 31, 2028.

Taxable Preferred Shares

The Income Tax Act contains a regime designed to prevent the erosion of corporate tax revenues through after-tax financing that involves the issuance of shares with debt-like characteristics (referred to as “taxable preferred shares”) in lieu of debt instruments. This can arise when the issuer corporation is non-tax paying (e.g., it has unused deductions, losses or credits) and is unable to immediately benefit from the tax deduction for interest expense. Consequently, the tax benefit to the investor of receiving an amount as a tax-free intercorporate dividend (instead of as taxable interest income) may exceed the tax benefit to the issuer corporation of claiming an equivalent interest expense deduction.

To make the tax system more neutral between debt and preferred share financing, the taxable preferred share regime imposes a special tax (Part VI.1 tax) on dividends paid on taxable preferred shares. To provide relief for tax-paying corporations (that gain no advantage from after-tax financing), Part VI.1 tax can be offset against tax payable under Part I of the Act. Part VI.1 tax is also only payable for dividends paid in excess of a $500,000 dividend allowance threshold. The threshold is reduced to the extent dividends paid in the prior calendar year exceeded $1,000,000.

Budget 2026 proposes to introduce the following measures:

•	Exempt Canadian-controlled private corporations from the taxable preferred share regime by excluding dividends they pay from Part VI.1 tax. This measure would apply to dividends paid on or after Budget Day.

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•	Increase the dividend allowance from $500,000 to $1,500,000 and the threshold for the reduction of the dividend allowance from $1,000,000 to $3,000,000. This measure would apply to taxation years that end after 2026.

The government is also reviewing the broader preferred share regime and is seeking stakeholders’ views on the impact of the rules and on potential improvements. Written submissions may be sent by January 8, 2027 to the Tax Policy Branch, Department of Finance Canada, at consultation-legislation@fin.gc.ca.

Helium Exploration, Development and Resource Expenses

Under the Income Tax Act, certain expenses related to petroleum and natural gas exploration, development, and property acquisition are classified as Canadian exploration expense (CEE), Canadian development expense (CDE), or Canadian oil and gas property expense (COGPE). These expenses are deductible at rates of 100 per cent, 30 per cent and 10 per cent, respectively. The proposed Productivity Mega Deduction would increase the deduction rate for CDE from 30 per cent to 100 per cent.

CEE includes expenses related to seismic and other geophysical exploration work and the drilling of exploratory wells that are later abandoned or found to be non-producing. CDE includes expenses related to the development of oil and gas wells, including certain expenses for drilling and completing wells and for injection, monitoring, and waste-disposal wells. COGPE includes the costs of acquiring certain Canadian resource properties related to petroleum or natural gas.

Budget 2026 proposes to allow helium exploration and development expenses to qualify as CEE and CDE, consistent with the treatment of similar expenses in the petroleum and natural gas sector. Expenses incurred to acquire helium resource properties would qualify as COGPE.

This measure would apply to expenses incurred on or after Budget Day.

Corporate Tax Elections

Under various provisions in the Income Tax Act and Income Tax Regulations, corporations may file elections or agreements with the Canada Revenue Agency that determine the tax consequences of specific transactions or events.

Certain rules require corporations to provide a certified copy of a resolution of their directors authorizing the election or agreement or, in certain cases, a certified copy of the authorization of the person entitled to administer the affairs of the corporation. These certified-copy requirements apply, for example, to capital dividend elections; transfers of tax liability on certain taxable dividends; transfers of qualified scientific research and experimental development (SR&ED) expenditures; and allocations of wages and salary of SR&ED employees.

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Budget 2026 proposes to eliminate the existing requirements for corporations to file a certified copy of a resolution or authorization when making certain elections or agreements. This measure would apply to elections and agreements made on or after the date of royal assent of the enacting legislation.

Corporate Loss Transfers

Under the Canadian income tax system, corporations are taxed on a stand-alone basis. A corporation may offset its non-capital losses against its own income, subject to the rules in the Income Tax Act, but it cannot directly deduct a loss incurred by another corporation. As a consequence, the overall tax payable by a corporate group may differ depending on whether business activities are conducted through a single corporation or through multiple corporations.

Corporate groups may enter into transactions that effectively allow losses in one group member to offset income in another, such as amalgamations, wind-ups, or intra-group financing transactions. However, these transactions can be complex, costly, or unsuitable where separate corporate entities must be maintained for commercial, financing, regulatory, or liability reasons.

The taxation of corporate groups — in particular, the ability to transfer losses within a corporate group — was the subject of two previous Department of Finance consultations announced in 1985 and 2010. In addition to important federal fiscal impacts, these consultations identified two main issues with respect to corporate loss transfers. First, provincial and territorial corporate tax bases could be adversely affected; and second, tax integrity concerns could arise.

Budget 2026 invites stakeholders to comment on the introduction of a corporate loss transfer rule.

This mechanism would allow the transfer of current-year non-capital losses between corporations under certain conditions. The Department is interested in stakeholder views on the proposed conditions, the potential effects and practical operation of the mechanism, and whether the proposed parameters should be revised. Stakeholders’ submissions are encouraged to consider concerns identified in previous consultations regarding tax integrity and protecting the provincial and territorial tax bases. The basic design parameters of the loss transfer mechanism, and certain key considerations, are described below.

  Qualifying Corporate Group

Loss transfers would be permitted in the following cases:

•	between a parent corporation and a subsidiary corporation that is wholly owned, directly or indirectly, by the parent corporation; and

•	between two subsidiary corporations that are wholly owned, directly or indirectly, by the same parent corporation.

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  Eligible Corporations

The rule would apply only to corporations resident in Canada that are subject to tax under Part I of the Income Tax Act. However, certain types of corporations that are considered conduits for their shareholders or members (e.g., mutual fund corporations) would not be able to transfer or receive losses.

  Eligible Losses and Annual Joint Election

The rule would permit current-year non-capital losses to be transferred. A corporation could elect to transfer all or part of its current-year non-capital loss.

The transferor and transferee would be required to make a joint election. The transferee would be permitted to deduct the elected amount in computing its income for the relevant taxation year. The transferor’s non-capital loss for the relevant taxation year would be reduced by the elected amount. Any portion of the transferred amount that is not deducted by the transferee in that year would not be made available for carryback or carryforward.

  Provincial Allocation

The corporate loss transfer rule could affect provincial and territorial tax bases if a loss arising in one jurisdiction were used to reduce taxable income allocated to another jurisdiction. As such, a loss arising in a province or territory could only be transferred to offset income arising in that same jurisdiction.

In particular, the rule would be available only where:

•	the transferor has a permanent establishment in only one province or territory;

•	the transferee has a permanent establishment in only one province or territory; and

•	the permanent establishments of the transferor and transferee are located in the same province or territory.

The government invites views on whether, and if so how, the rule could be broadened while protecting provincial and territorial tax bases.

  Tax Integrity

Allowing corporate loss transfers may give rise to tax integrity concerns. The purpose of a loss transfer rule would be to provide a more efficient mechanism by which income of a corporate group could be offset by non-capital losses of the group. However, applying a loss transfer mechanism to a group of corporate entities, each of which is taxed on a stand-alone basis, may result in other unintended tax benefits.

Example

•

Parentco invests $100 in shares of Subco.

•

Subco spends the $100 in a failed business venture, incurring a $100 non-capital loss, and transfers that $100 loss to Parentco.

•

Result: Parentco has obtained $200 of tax attributes ($100 tax cost in the shares of Subco and $100 non-capital loss) despite having incurred only $100 of expenditures.

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Various approaches have been taken in other countries to address such integrity concerns, with varying degrees of complexity. These tax integrity concerns could be addressed through rules that adjust the tax cost of a group member’s shares or underlying assets, or that recalculate tax attributes when a corporation enters or leaves a wholly owned corporate group.

The government invites views on how the loss transfer mechanism should address tax integrity concerns.

  Consultation

Interested parties are invited to send written representations to the Department of Finance Canada at clt-consultation-tpes@fin.gc.ca by January 8, 2027.

Administrative Penalties

Administrative penalties are imposed under tax statutes when taxpayers do not comply with their tax obligations. These penalties support the integrity of Canada’s tax system by encouraging compliance and protecting the tax base.

Budget 2025 announced a review of fines and penalties to ensure that they remain sufficient and that non-compliance is not just treated as a cost of doing business. Following this review, Budget 2026 proposes several amendments to administrative penalties under federal tax statutes.

  Inflation Adjustment of Fixed-Dollar Administrative Penalties

The Income Tax Act provides for two types of administrative penalties: those based on fixed-dollar amounts and those based on percentages, such as the late-filing penalty, which is calculated as a percentage of the unpaid tax at the filing deadline.

Several of the penalties with fixed amounts have not been adjusted since they were enacted in the 1980s or 1990s, with one penalty being enacted in 1927. As a result of inflation, the real value of these fixed amounts has declined over time, which has reduced their deterrent effect.

Budget 2026 proposes to increase most fixed-dollar penalties to broadly account for inflation since their enactment, so that they remain meaningful and proportionate. Generally, older penalties would increase by a factor of two or three, depending on when they were enacted, while most recent penalties would remain unchanged, subject to limited exceptions. Budget 2026 also proposes to index these fixed amounts to inflation once every five years.

  Medium and Large Corporations and Partnerships

The Income Tax Act provides for some fixed-amount penalties that apply equally to all taxpayers, regardless of their ability to pay. A fixed amount that is significant for an individual or small business may not act as an effective deterrent for a larger corporation or partnership.

Budget 2026 proposes to calibrate certain penalty amounts by taxpayer size. These would apply to penalties for failing to provide required information on a form, failing to file certain tax forms, and failing to comply with certain other obligations under the Income Tax Act.

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Individuals and smaller corporations and partnerships would remain subject to a base level of fixed penalty amounts. Medium corporations and partnerships would be subject to penalties equal to three times the base amounts. Large corporations and partnerships would be subject to penalties equal to eight times the base amounts.

Medium corporations would be those that, together with any related corporations, have a combined total of more than $10 million and up to $50 million of taxable capital employed in Canada. Large corporations would be those that, together with any related corporations, have a combined total of more than $50 million of taxable capital employed in Canada. For this purpose, a corporation that is a Canadian-controlled private corporation would only be treated as related to a corporation with which it is also associated.

Medium partnerships would be those that have $2 million but less than $10 million in gross revenue and large partnerships would be those that have $10 million or more in gross revenue.

  Repeated Failures

The Income Tax Act imposes higher penalties in some cases of repeated non-compliance, including repeated failures to file an income tax return.

Budget 2026 proposes new penalties that would apply to repeated failures to file tax forms and repeated failures to comply with obligations that do not have a more specific penalty. These penalties would generally double the base penalty that applies in respect of the first failure. The amount of the penalty would be further increased in accordance with the calibration rules for corporations and partnerships discussed above.

These penalties would apply only to a failure in respect of a particular taxation year if the person or partnership has been liable for a penalty for the same type of failure in any of the three preceding taxation years. In addition, the person or partnership must have failed to remedy the current failure after being sent a notice, requirement or demand by the Canada Revenue Agency.

  Common Reporting Standard and Other Frameworks

The Common Reporting Standard, the Reporting Rules for Digital Platform Operators and the Crypto-Asset Reporting Framework proposed in Budget 2024 support the collection and exchange of taxpayer information between tax administrations to help combat tax evasion and other forms of tax non-compliance.

Budget 2026 proposes to strengthen the penalties applicable under these information reporting regimes by amending the Income Tax Act to ensure that a penalty would apply for failing to comply with a duty or obligation imposed under these regimes. In particular, this would ensure that penalties apply to reporting entities and individuals for failing to obtain or validate a self-certification, failing to apply due diligence or review procedures, or failing to keep, maintain or retain records as required under these regimes.

  Technical Income Tax Act Amendments

Budget 2026 also proposes to make a number of technical amendments to maintain the integrity of the penalty regime in the Income Tax Act.

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  Other Tax Statutes

Changes are also proposed to certain penalties under the Goods and Services Tax/Harmonized Sales Tax (GST/HST) provisions of the Excise Tax Act, the Excise Act, 2001, the Air Travellers Security Charge Act, the Select Luxury Items Tax Act and to align them with inflation adjustments proposed under the Income Tax Act. Specifically, Budget 2026 proposes to increase most fixed-dollar administrative penalties under these statutes and index them to inflation once every five years in line with proposed income tax penalties. These amounts would be increased by a factor of two or three, or otherwise adjusted as necessary to ensure consistency across the federal tax statutes.

Under the Excise Act, 2001, the Minister may issue a demand for any person to file a return within a reasonable period of time. Budget 2026 proposes to increase the amount for the penalty for failing to file a return following a ministerial demand from $250 to $1,000.

  Coming into Force

These Income Tax Act measures would apply to taxation years or fiscal periods ending after 2027. For the Common Reporting Standard and other frameworks, these measures would apply to the 2028 and subsequent calendar years. Changes to penalties under the Excise Tax Act, Excise Act, 2001, Select Luxury Items Tax Act and Air Travellers Security Charge Act would generally apply to reporting periods that end after 2027.

  International Tax Measures

Common Reporting Standard

Exchanging tax information between national tax authorities helps promote compliance and combat offshore tax evasion. The Common Reporting Standard (CRS) model rules, developed and endorsed by the Organisation for Economic Co-operation and Development (OECD), provide the global standard for the automatic exchange of financial account information for tax purposes. Over 120 jurisdictions participate in the CRS.

Canada’s rules implementing the CRS have been identified on peer review as departing from the global standard in two main areas. The first relates to the scope of financial institutions subject to due diligence and reporting obligations. Under Canada’s approach, an entity established to invest or trade in financial assets is excluded from CRS due diligence and reporting requirements if it is not represented or promoted to the public as an investment vehicle. In addition, certain residency conditions bring a narrower range of partnerships within the definition of a financial institution for CRS purposes than the model rules do.

Canada’s departures from the CRS model rules may create gaps that individuals could exploit to avoid having information about their financial accounts reported. The effectiveness of the CRS in combatting international tax evasion depends on consistent application of the rules across implementing jurisdictions.

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Budget 2026 announces the government’s intention to consult on potential measures to strengthen Canada’s implementation of the CRS. In particular, the government welcomes views on the following questions:

•	How should Canada’s CRS rules be amended to bring them into line with the international standard provided in the model rules, including by addressing the departures described above?

•	How could these amendments be designed and implemented without imposing unnecessary compliance burdens?

Interested parties are invited to send written representations to the Department of Finance Canada by emailing consultation-legislation@fin.gc.ca by December 31, 2026.

Taxable Canadian Property

Canada generally taxes non-residents on their income and gains from the disposition of taxable Canadian property (TCP). TCP generally includes property with a significant connection to Canada, such as Canadian real estate, resource properties, and certain shares or interests whose value is derived primarily from Canadian real property or resource assets.

To facilitate the collection of this tax, the Income Tax Act requires a purchaser that acquires TCP from a non-resident person (vendor) to withhold and remit an amount to the Canada Revenue Agency (CRA) on account of the vendor’s potential tax liability, imposing a liability on the purchaser for any failure to do so. This withholding obligation does not apply if the vendor obtains a certificate of compliance (clearance certificate) from the CRA. To obtain the certificate, the vendor must remit an estimate of the taxes owing, post security or demonstrate to the CRA that no tax will be owing.

The rules for determining a purchaser’s withholding obligation and the amount required to be remitted by a vendor as part of the clearance certificate request differ depending on the type of TCP disposed of by the vendor. In general terms, lower rates apply to property subject to the one-half inclusion rate for capital gains while higher rates apply to property (specified TCP) where the disposition may give rise to fully taxable ordinary income (e.g., depreciable property, Canadian life insurance policy, Canadian resource property and real property held as inventory).

In particular, a purchaser must generally withhold 50 per cent of the purchase price for specified TCP and 25 per cent for capital property other than specified TCP. A purchaser is liable for any failure to do so, unless a clearance certificate is issued. To obtain the certificate, the vendor must remit an amount acceptable to the CRA, generally determined by reference to the income arising from the disposition and the applicable income tax rates.

  Corporate Vendors

The withholding and remittance rules generally do not account for the different income tax rates applicable to different types of taxpayers (e.g., individuals/trusts and corporations). Consequently, the amounts withheld and remitted may exceed the income tax that could be payable by a corporate vendor. For example, a non-resident corporation carrying on business in Canada solely through a permanent establishment in Prince Edward Island would generally face a combined federal-

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provincial tax rate of 15 per cent on any capital gain from the disposition of capital property other than specified TCP.

Budget 2026 proposes to reduce the withholding and remittance rates from 25 and 50 per cent to 15 and 30 per cent, respectively (as shown in Table 4).

Table 4

Current and Proposed Withholding and Remittance Requirements

Type of TCP	Current Rules		Proposed Rules
	Purchaser’s Withholding Obligation	Vendor’s Tax Remittance for Issuance of a Clearance Certificate	Purchaser’s Withholding Obligation	Vendor’s Tax Remittance for Issuance of a Clearance Certificate
Capital property other than specified TCP	25 per cent of the purchase price	25 per cent of the capital gain	15 per cent of the purchase price	15 per cent of the capital gain
Specified TCP	50 per cent of the purchase price	Such amount as is acceptable to the CRA	30 per cent of the purchase price	Same rules apply

Section 85 Rollovers

In some circumstances, a vendor may dispose of property and jointly elect with the purchaser under section 85 of the Income Tax Act to transfer the property on a tax-deferred “rollover” basis. A rollover generally deems a property to be transferred at an amount less than its fair market value, thereby deferring all or part of the capital gain or income that would otherwise arise on the transfer.

If TCP is transferred by the vendor under section 85 on a fully tax-deferred basis, the current withholding and remittance rules continue to apply to the purchaser and vendor as if no tax deferral was available. The CRA may administratively allow the vendor to obtain a clearance certificate without remitting tax provided that sufficient documentation is submitted and no tax will be payable as a result of the rollover. However, the purchaser may prefer to withhold tax until the clearance certificate is issued by the CRA to limit their risk of liability. Consequently, for fully tax-deferred section 85 rollovers, there can be an administrative burden and delay in the availability of funds to the vendor.

Budget 2026 proposes to exempt vendors and purchasers from the withholding and tax remittance requirements for fully tax-deferred section 85 rollovers of TCP provided that, within 30 days of the disposition, the section 85 election form is filed and the purchaser provides a notice to the CRA setting out information regarding the transaction and the vendor.

An existing anti-avoidance rule denies a tax-deferred rollover if, within three years, there is a subsequent disposition of the transferred property or substituted property, and one of the main purposes of the series was to benefit from an exemption from Canadian tax (e.g., under a tax treaty). Budget 2026 proposes to strengthen this rule for rollovers of TCP by non-residents by extending the three-year period to five years and ensuring that a subsequent disposition of a property that principally derives its value from the transferred property or substituted property is also subject to the rule.

Coming into Force

These measures would apply to dispositions that occur on or after January 1, 2027.

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Sales and Excise Tax Measures

GST/HST Health Measures

Under the Goods and Services Tax/Harmonized Sales Tax (GST/HST), tax relief is provided for certain health care services and products. This is achieved by exempting the services of certain health care professionals and zero-rating certain medical devices.

Exempt treatment means that suppliers of exempt health care services do not charge the GST/HST, but they cannot claim input tax credits to recover the GST/HST paid on inputs in relation to these services. Zero-rating means that suppliers of certain health care products do not charge the GST/HST (i.e., these supplies are taxed at zero per cent) and are entitled to claim input tax credits to recover the GST/HST paid on inputs in relation to these supplies.

Budget 2026 proposes changes to ensure that the GST/HST treatment of certain health care services and devices remains aligned with developments in the health care sector.

GST/HST Treatment of Massage Therapy Services

In determining what health care services are eligible for exemption, the approach that the Government of Canada has generally taken is to refer to the practices of the provinces and territories, given their major role in delivering health care. In this regard, if a service is covered by the public health insurance program in a given province or territory, the GST/HST legislation exempts the service in that province or territory.

Exempt treatment is also provided to certain health care practitioners that are regulated in at least five provinces, such as doctors, dentists and physiotherapists. The list of health care practitioners whose services are tax-exempt is set out in the GST/HST legislation. Massage therapy is currently regulated as a health profession in at least five provinces and therefore meets the criterion generally used to determine whether the professional services of a health care practitioner should be exempt from the GST/HST.

Budget 2026 proposes that qualifying massage therapists be added to the list of health care practitioners whose professional services are exempt from the GST/HST.

Qualifying massage therapy services would generally be exempt from the GST/HST if they are supplied by a person who practices the profession of massage therapy and either of the following conditions are met:

•	where the person is required to be licensed or certified to practice the profession in the province in which the service is supplied, the person is so licensed or certified; or

•	where the person is not required to be licensed or certified to practice the profession in that province, the person has qualifications equivalent to those necessary to be so licensed or certified in another province.

This measure would apply to qualifying supplies of massage therapy services made after Budget Day.

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GST/HST Treatment of Alternating Electric Field Therapy Devices

Prescription drugs and certain medical and assistive devices that are specifically designed to assist an individual in treating or coping with a chronic disease, illness or physical disability may be zero-rated. The medical devices eligible for zero-rating are listed in the GST/HST legislation.

Budget 2026 proposes to add devices that are specially designed for alternating electric field therapy for use by an individual with cancer to the list of medical devices eligible for zero-rating under the GST/HST. An alternating electric field therapy device to treat glioblastoma multiforme, an aggressive form of brain cancer, is approved by Health Canada for use in Canada.

This measure would apply to qualifying supplies made after Budget Day.

Pre-Approval Regime for GST/HST Input Tax Credit Allocation Methods of Financial Institutions

Businesses that make both taxable and exempt supplies are generally eligible to claim input tax credits to recover GST/HST paid on inputs used for making taxable supplies but not on inputs used for making exempt supplies. Where an input is used to make both taxable and exempt supplies, a business must use an allocation method to determine the extent to which the input is used in the making of taxable supplies.

Certain large financial institutions are permitted to use their own GST/HST input allocation methods for a given fiscal year if they obtain approval from the Minister of National Revenue before the beginning of the fiscal year. Currently, this pre-approval must be requested every fiscal year.

Budget 2026 proposes to amend the Excise Tax Act to allow these financial institutions to apply for pre-approval of their GST/HST input allocation methods for three consecutive fiscal years, rather than only in respect of one fiscal year. In the case of a three-year application, the Minister could approve the methods for the first fiscal year only (for example, where the proposed methods are novel). In that case, the financial institution could make subsequent pre-approval applications for the second and third fiscal years and request to use the same or different methods.

This measure would apply in respect of fiscal years of a financial institution beginning after June 30, 2027.

Product Descriptions and Regulatory Cross-References in Sales and Excise Tax Rules

Sales and excise taxes generally apply to goods imported into Canada. That said, certain goods are fully or partially relieved of tax on importation or are subject to tax at a different time. These goods are often identified in the Excise Tax Act rules using the Harmonized Commodity Description and Coding System (“HS codes”) or by

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cross-referencing product descriptions set out in separate regulations under the Customs Tariff.

In 1998, Canada made significant changes to how it uses HS codes to manage importations and related customs regulations. However, sales and excise tax rules continue to refer to codes and regulations as they existed before 1998.

Budget 2026 proposes to update outdated HS codes and regulatory cross-references in the sales and excise tax rules. Most of these changes would preserve the existing tax treatment of affected goods while making the rules easier for importers and administrators to interpret and apply. In some cases, the changes would also broaden or simplify relief to align it with current customs rules, commercial practices or the treatment of comparable goods.

Key Updates to GST/HST Rules

 Specified Motor Vehicle

“Specified motor vehicle” is defined in the Excise Tax Act using HS codes and is intended to capture motor vehicles that must be registered with provincial authorities.

The measure would update the HS codes referenced in the definition of “specified motor vehicle”. It would also exclude electric cycles requiring pedal propulsion, wheelchairs, and pedestrian-moved vehicles. Although these are generally included in the updated HS codes, they are not required to be registered with provincial authorities.

 Cargo Containers Engaged in International Commercial Transportation

Current tax rules provide GST/HST relief for cargo containers entering Canada but restrict relief to those at least 6.1 metres long or with an internal capacity of at least 14m3 that are exported within 30 days, in accordance with HS codes as they existed before 1998. This relief ensures that non-resident importers that are not registered for the GST/HST and therefore unable to claim input tax credits do not incur unrecoverable GST/HST costs.

To align with standard commercial practices, this measure would update the HS codes used to identify containers engaged in international commercial transportation. As a result, tax relief would extend to containers that have a minimum internal volume of 1 m3 and are exported within 365 days.

These updates would also apply to GST/HST rules related to cargo containers that change from commercial to non-commercial uses and rules that provide GST/HST relief for certain emergency repair and storage services related to cargo containers.

 Goods Relieved or Partially Relieved from GST/HST on Importation

Goods fully relieved from GST/HST on importation are described in the Excise Tax Act and the Non-Taxable Imported Goods (GST/HST) Regulations. Goods partly relieved from GST/HST on importation are described in the Value of Imported Goods (GST/HST) Regulations. These sales tax rules use HS codes and references to the outdated Temporary Importations (Excise Levies and Additional Duties) Regulations made under the Customs Tariff to describe the goods relieved of tax and relevant conditions for relief.

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This measure proposes certain modifications to maintain or expand relief for goods for which HS codes have been modified or no longer exist or that depend on outdated references.

Proposed modifications include:

•	Current tax rules provide full or partial GST/HST relief for certain temporary importations by referring to the Temporary Importation (Excise Duties and Additional Levies) Regulations, which are outdated regulations made under the Customs Tariff. The measure would maintain relief for temporary importations by reference to updated regulations under the Customs Tariff (Temporary Importation (Tariff Item No. 9993.00) Regulations). This update would, as a result, extend GST/HST relief for temporary importations by increasing the maximum import period from 12 to 18 months, consistent with current customs rules.

•	Current tax rules use certain HS codes that no longer exist to provide relief for temporary importations of display goods, commercial samples, and advertising films. The measure would maintain tax relief for these importations by prescribing them in the Non-Taxable Imported Goods (GST/HST) Regulations rather than referring to HS codes.

•	Current tax rules allow international bridge authorities to import equipment for the purpose of repair and maintenance without incurring GST/HST. The customs regulations used to identify these types of importations no longer exist. The measure would maintain this relief by prescribing these importations in the Non-Taxable Imported Goods (GST/HST) Regulations rather than referring to outdated customs regulations and would extend relief to importations made by international tunnel authorities for consistency in treatment.

•	Current tax rules use HS codes that no longer exist to provide relief for books received from free lending libraries abroad and returned within 60 days. The measure would maintain relief by prescribing these importations in the Non-Taxable Imported Goods (GST/HST) Regulations rather than referring to HS codes.

•	Current tax rules provide full GST/HST relief for railway locomotives, railway rolling stock and related equipment entering Canada for use in international service and partial GST/HST relief for these goods when temporarily diverted or entering domestic service. This relief is provided under the Non-Taxable Imported Goods (GST/HST) Regulations and the Value of Imported Goods (GST/HST) Regulations by reference to outdated customs rules and remission orders. The measure would remove these outdated references to provide relief in the following manner.

•	Maintain full GST/HST relief for railway assets used in international service by reference to updated HS codes.

•	Maintain partial relief for certain railway assets engaged in a temporary diversion or entering domestic service under the Value of Imported Goods (GST/HST) Regulations while removing references to outdated remission orders.

•	Simplify partial relief for certain railway assets engaged in temporary diversions or entering domestic service by applying GST/HST based on 1/120 of their value for duty, instead of the current method of charging GST/HST based on

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monthly rental charges or average monthly rental charges.

•	Current tax rules provide GST/HST relief for certain goods temporarily imported for certain live entertainment events, such as circuses or aquatic shows. The measure would extend relief to temporary importations of side shows and concessions and provide partial relief for temporary imports of amusement rides to ensure consistency between importations of similar goods. This relief would be provided under the Non-Taxable Imported Goods (GST/HST) Regulations.

 Goods Brought into an HST Participating Province

Certain goods brought into an HST participating province from another province and certain goods delivered to a person in a participating province from a non-resident may be subject to the provincial component of HST. The Excise Tax Act provides relief from the provincial component of HST in these cases for some goods, which generally parallels relief provided for importations. The measure would update HS codes referenced in these rules and ensure consistency with rules for importations. These modifications generally maintain existing relief.

Key Updates to Excise Tax Rules

Under the Excise Tax Act, excise taxes apply to motive fuels, fuel-inefficient automobiles, air conditioners designed for automobiles and certain insurance premiums. Excise tax relief is generally provided to importations of goods engaged in international commercial transportation, importations of personal or household effects, importations made by government or international bodies, or temporary importations. Updates to HS codes and references to current trade regulations would generally maintain this existing excise tax relief including similar modifications for temporary importations as described above for GST/HST relief.

Coming into Force

These changes would generally come into force on the first day of the second month after the enacting legislation receives royal assent.

Cannabis Taxation

Budget 2026 proposes changes to the cannabis excise duty stamping regime and measures to strengthen the penalty framework.

 Cannabis Excise Duty Stamp

The federal government imposes an excise duty on cannabis products and shares 75 per cent of revenues with provinces and territories with which it has entered into Coordinated Cannabis Taxation Agreements – the “participating jurisdictions”, currently all but Manitoba. Agreements with four participating jurisdictions – Ontario, Saskatchewan, Alberta, and Nunavut – include an adjustment to their provincial/territorial portion of the duty to account for differences in applicable sales taxes. Licensed cannabis producers must remit and report the duty that applies for the province or territory where the product is destined and affix an excise stamp that is specific to the province or territory before it enters the duty-paid market.

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Budget 2026 proposes changes to the cannabis excise duty stamping regime. A new common stamp would be used for products sold in all provinces and territories with the same duty rate (Quebec, Nova Scotia, New Brunswick, British Columbia, Prince Edward Island, Newfoundland and Labrador, the Northwest Territories and Yukon) and in other participating jurisdictions that choose to adopt the common stamp in their jurisdictions. Provinces and territories would have until January 31, 2027 to confirm their participation to the Minister of Finance and National Revenue.

Licensed producers would be able to affix the new common stamp to products beginning January 1, 2028. Products intended to be sold in jurisdictions adopting the common stamp could be stamped and entered into the duty-paid market with either the new common stamp or the existing province- or territory-specific stamp until June 30, 2029. After this date, licensed producers would no longer be able to enter products with the province- or territory-specific stamp into the duty-paid market of jurisdictions adopting the common stamp. Products previously entered into the duty-paid market of these jurisdictions with the existing province- or territory-specific stamps would continue to be allowed to be sold by wholesalers and retailers until December 31, 2029.

Licensed producers would still be required to remit and report the duty applicable to the province or territory where a cannabis product with a common stamp is destined. A new penalty that would match that of other graduated penalties in the Excise Act, 2001, which are currently set at an amount up to $25,000, would be introduced for licensed producers failing to report, or reporting incorrectly, the destination of a cannabis product.

Once a cannabis product has entered into the duty-paid market of a province or territory, transporting or sending a cannabis product stamped with a common stamp across a provincial or territorial border would generally be prohibited. Exceptions would include cannabis transported by individuals for personal use within the possession limits established in the Cannabis Act. Associated contraventions would come with a penalty of 200 per cent of the duty paid on the product.

Licensed producers would be able to accept returned products with a common stamp and re-enter them into another province or territory that has adopted the common stamp by reporting the return and resale, and paying, or receiving a refund of, any difference in duties between the two provinces or territories.

Updated Fine and Penalty Framework

Budget 2026 proposes two penalty measures. First, it proposes a new civil penalty set at twice the duty that would have been payable on cannabis that a licensed producer reported as being in its possession but is unable to account for.

Second, it proposes changes to the calculation of fines and penalties for certain cannabis products. For contraventions related to the sale or distribution of unstamped cannabis edibles, topicals and extracts, applicable fines and penalties would be calculated as two to three times the duty that would be payable if the product had a THC concentration of:

•	10 milligrams per gram for cannabis edibles;

•	15 milligrams per gram for cannabis topicals; and

•	1000 milligrams per gram for cannabis extracts.

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These measures would come into force on royal assent of the enacting legislation.

Spirits Licence Security Requirements

Under the Excise Act, 2001, a person must hold a spirits licence to produce or package spirits in Canada and must hold an excise warehouse licence to possess non-duty-paid packaged spirits for storage or distribution. Spirits licensees are generally required to provide security to the Canada Revenue Agency as a condition of obtaining and maintaining a licence, based primarily on inventories of non-duty-paid spirits, e.g., spirits aging in barrels. Excise warehouse licensees are generally not required to provide security.

Budget 2026 proposes to:

•	Require excise warehouse licensees authorized to possess non-duty-paid packaged spirits to provide security as a condition of licensing. This requirement would not apply to an excise warehouse licence held by His Majesty in right of a province or a liquor authority.

•	Base security amounts on monthly excise duty liabilities. Security would be subject to a minimum of $5,000 and a maximum of $2 million for each licence.

The measure would apply to spirits licences and excise warehouse licences issued on or after the day that the enacting legislation receives royal assent.

Federal Fuel Excise Tax Licensing Framework

Under the Excise Tax Act, the fuel excise tax (the “tax”) is imposed on gasoline, diesel and aviation fuel (collectively, “fuel”) imported into or manufactured in Canada. The tax generally becomes payable by the importer upon importation or by the manufacturer when the fuel is delivered to a purchaser. Entities that manufacture fuel are generally required to obtain a manufacturer licence, while entities that purchase fuel for resale may qualify for a wholesaler licence. Licensed entities may qualify for relief when purchasing or importing fuel. The framework is intended to ensure that tax applies only once to a quantity of fuel in the supply chain, typically when a licensed entity sells and delivers fuel to an unlicensed entity, such as a retail gas station.

However, the existing eligibility requirements for wholesaler licences are dated and no longer reflect modern fuel wholesaling practices, with the result that certain businesses engaged in fuel wholesaling activities are unable to obtain a licence. In addition, the existing relieving rules do not apply to certain fuel purchases by licensed manufacturers. In certain circumstances, these limitations may result in tax becoming payable more than once along the supply chain in respect of the same quantity of fuel.

Budget 2026 proposes amendments to the Excise Tax Act to expand the eligibility for a wholesaler licence to businesses that resell fuel in the normal course of their business and to broaden the relieving rules for fuel purchased or imported by licensed manufacturers. Budget 2026 also proposes to introduce a time-limited payment in respect of certain past instances in which tax became payable more than once on the same quantity of fuel.

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Expansion of the Wholesale Licensing Framework

Under the proposed new rules, an entity would be eligible to apply for a wholesaler licence if the entity meets expanded conditions. Specifically, the entity must be in the business of selling or delivering fuel and, in the normal course of that business, must deliver fuel to a purchaser that is a licensed manufacturer, a licensed wholesaler, or another entity that will resell the fuel in the normal course of their business.

These proposed changes would come into force on the first day of the month following royal assent of the enacting legislation.

Relieving Rules for Licensed Manufacturers

Under the current rules, licensed manufacturers may import fuel without paying the tax, or purchase fuel without triggering the tax for the vendor, only if they intend to further manufacture the fuel (e.g., blending or incorporating additives). The proposed new rules would also permit licensed manufacturers to import fuel without paying the tax, or to purchase fuel without triggering the tax for the vendor, if they intend to resell the fuel. In the case of purchased fuel, relief would be available whether the fuel is acquired from a licensed manufacturer or a licensed wholesaler.

These proposed changes would come into force on the day following Budget Day.

Time-limited Payment

Budget 2026 proposes a time-limited payment to provide relief in certain past cases where the tax effectively applied more than once to the same quantity of fuel. The Minister of National Revenue would be authorized to make a payment to a licensed manufacturer (the “applicant”) when all of the following conditions are met:

•	Tax was paid by another entity on or after January 1, 2017 and before Budget Day in respect of fuel acquired by the applicant, and that tax was reflected in the applicant’s purchase price;

•	Tax subsequently became payable on or after January 1, 2017 and before Budget Day by the applicant on the fuel when the fuel was resold;

•	The applicant did not embed any portion of the first instance of tax in the selling price when reselling the fuel;

•	The applicant claimed deductions corresponding to the first instance of tax for reporting periods ending on or after January 2017 and before Budget Day and those deductions were denied by the Minister of National Revenue on assessment or reassessment;

•	No refund, rebate, drawback, remission or other payment in respect of the first instance of tax has been or may be granted to any entity;

•	The applicant provides evidence satisfactory to the Minister of National Revenue that all the above conditions are met; and,

•	The application is made within two years after the day on which the enacting legislation receives royal assent.

The proposed amendments for this payment would come into force on the day following royal assent of the enacting legislation.

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Other Tax Measures

Indigenous Tax Jurisdiction Arrangements

Budget 2026 proposes enhancements to First Nations Personal Income Tax and First Nations Goods and Services Tax arrangements.

•	Increasing the First Nations Personal Income Tax revenue-sharing rate from 95 per cent to 99 per cent of revenues attributable to a participating government, in conjunction with a revised revenue-sharing mechanism.

•	Establishing an annual ceiling on a participating Indigenous government’s share of the cost of the Canada Groceries and Essentials Benefit under First Nations Goods and Services Tax arrangements. This ceiling would ensure greater revenue stability for participating Indigenous governments.

These enhancements would be implemented through negotiations between the federal government and interested Indigenous governments.

Ministerial Delegations

Income Tax Matters

The Income Tax Act requires certain matters to be prescribed by the Income Tax Regulations that require routine updates.

To streamline the approval process for these updates, Budget 2026 proposes to amend the Income Tax Act to allow the following matters to be designated by ministerial authority rather than prescribed by the Income Tax Regulations.

•	The drought, flood and excessive moisture regions eligible for the livestock tax deferral would be designated by the Minister of Finance, in consultation with the Minister of Agriculture and Agri-Food, as of the 2025 calendar year.

•	The limits and rates applicable to certain deductions and benefits in respect of the business use of an automobile would be designated by the Minister of Finance, as of the 2026 calendar year.

•	Eligible distributions for the purpose of the foreign spin-off rules would be designated by the Minister of National Revenue, with the concurrence of the Minister of Finance, for distributions that occur on or after Budget Day.

•	Certain administrative requirements for charities and other qualified donees would be designated by the Minister of National Revenue, including the content of donation receipts and which organizations are considered as prescribed donees, effective 90 days after royal assent of the enacting legislation.

Budget 2026 also proposes to streamline the approval process for foreign charities by amending the Income Tax Act to remove the requirement that the Minister of National Revenue consult the Minister of Finance before registering a foreign charity as a qualified donee, effective on royal assent of the enacting legislation.

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Sales Tax & Excise Duty Agreements with Provinces and Territories

The Government of Canada has tax coordination agreements in place with provinces and territories for the collection, administration and enforcement of the GST/HST, as well as cannabis and vaping product excise duties. Under these agreements, federal regulations are required to implement provincial or territorial tax policy decisions. Amendments to these coordination agreements and related regulations currently require approval by the Governor in Council.

Budget 2026 proposes to amend the Federal-Provincial Fiscal Arrangements Act (FPFAA), the Excise Tax Act and the Excise Act, 2001 to allow the following matters to be approved by the Minister of Finance rather than by the Governor in Council.

•	Amendments to sales tax harmonization agreements, coordinated cannabis taxation agreements and coordinated vaping product taxation agreements entered into by Canada with a province or territory under the authority of the FPFAA.

•	Related amendments to regulations for the purpose of implementing provincial or territorial policy decisions permitted under those agreements.

This measure would come into force on royal assent of the enacting legislation.

Tax Administration Agreements with Provinces and Territories

The Government of Canada has tax administration agreements in place with provinces and territories, including agreements to collect and administer their income taxes. These agreements require periodic amendments to reflect administration or policy changes.

Budget 2026 proposes to amend the Federal-Provincial Fiscal Arrangements Act to remove the requirement for Governor-in-Council approval before the Minister of Finance or the Minister of National Revenue can amend these agreements.

This measure would come into force on royal assent of the enacting legislation.

Indigenous Tax Administration Agreements

Currently, with approval of the Governor in Council, the Minister of Finance may enter into or amend tax administration agreements with Indigenous governments so that if these governments choose to do so, they can levy personal income taxes or value-added sales taxes within their lands on the basis of their own tax laws.

Budget 2026 proposes to amend the Federal-Provincial Fiscal Arrangements Act and the First Nations Goods and Services Tax Act to remove the requirement for the Minister of Finance to seek approval from the Governor in Council to enter into or amend tax administration agreements with Indigenous governments.

This measure would come into force on royal assent of the enacting legislation.

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Strategic Environmental and Economic Assessment Statement

In accordance with the Cabinet Directive on Strategic Environmental and Economic Assessment, a strategic environmental assessment was conducted for the following measures:

•	the Productivity Mega Deduction;

•	the Mineral Exploration Tax Credit and Critical Mineral Exploration Tax Credit;

•	the Helium Exploration, Development and Resource Expenses; and

•	the Clean Electricity and Clean Technology investment tax credits.

With respect to the Productivity Mega Deduction, the assessment concluded that the measure could result in negative indirect environmental effects, as it could increase economic growth, which is normally associated with higher consumption, higher greenhouse gas emissions and faster depletion of natural resources. However, the measure could also result in some positive environmental effects to the extent that businesses replace existing capital with more energy-efficient and lower-emission technologies. Based on available data, it is not possible to assess whether the net environmental impact will be positive or negative.

With respect to the Mineral Exploration Tax Credit and Critical Mineral Exploration Tax Credit measures, the assessment concluded that mineral exploration, as well as new mining and related processing activities that could follow from successful exploration efforts, could be associated with a variety of environmental impacts on soil, water and air and, as a result, could have an impact on the targets and actions in the Federal Sustainable Development Strategy. Potential effects on nature and biodiversity could also arise, particularly from subsequent mining activity. However, such activities are subject to applicable federal and provincial or territorial environmental regulations, including project-specific environmental assessments where required. Further, the Critical Mineral Exploration Tax Credit supports exploration for certain critical minerals that may contribute to the transition to a low-carbon economy.

With respect to the Helium Exploration, Development and Resource Expenses measure, the assessment concluded that helium exploration, as well as new extraction and related processing activities that could follow from successful exploration, could have an impact on soil, water and air and, as a result, on the targets and actions in the Federal Sustainable Development Strategy. Subsequent extraction activities may also affect nature and biodiversity. These activities remain subject to applicable federal and provincial or territorial environmental regulations, including project-specific environmental assessments where required.

With respect to the proposed extension to 2040 of the Clean Electricity and Clean Technology investment tax credits and expansion of eligibility for the Clean Electricity investment tax credit to high-voltage intra-provincial transmission, the assessment concluded that these measures are expected to have a positive environmental impact by encouraging investment in projects that are expected to help reduce emissions of greenhouse gases and air pollutants, in support of Canada’s targets set out in the Federal Sustainable Development Strategy. The measures would also support Canada’s goal of achieving net-zero greenhouse gas

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emissions by 2050. However, these positive impacts could be partly offset by certain negative impacts. With respect to the expansion of eligibility to high-voltage intra-provincial transmission, electricity transmission infrastructure can have negative impacts on nature and biodiversity, such as those caused by development in protected areas or fragmentation of wildlife habitats. With respect to the extension of the investment tax credits, negative impacts could result from the use of certain supported technologies that release greenhouse gases as a result of fuel combustion, as well as particulate matter and other air pollutants that impact the environment and human health. In addition, upstream activities related to natural gas energy systems (e.g., natural gas extraction) can have negative environmental impacts, such as increased greenhouse gas emissions. However, the emissions-intensity requirement limits support to natural gas energy systems that use high-performance carbon capture technology, ensuring that emissions are maximally reduced. Additionally, supported waste biomass energy systems are generally viewed as carbon neutral on a lifecycle basis, and potentially carbon negative when combined with carbon capture, utilization and storage. These activities would remain subject to applicable federal and provincial or territorial environmental regulations.

A strategic economic assessment was also conducted for the following measures:

•	the Productivity Mega Deduction;

•	the 2027 Canada Groceries and Essentials Benefit Supplement;

•	the Mineral Exploration Tax Credit and Critical Mineral Exploration Tax Credit;

•	the Canada Caregiver Credit;

•	the Canada Growth Incentive;

•	the Build Canada Workers Benefit;

•	the Clean Electricity and Clean Technology investment tax credits;

•	the Scientific Research and Experimental Development Tax Incentive Program;

•	the interest deductibility limits; and

•	the Canadian Journalism Labour Tax Credit.

With respect to the Productivity Mega Deduction, the measure would have positive impacts on GDP growth from increased business investment and a positive impact on employment.

With respect to the 2027 Canada Groceries and Essentials Benefit Supplement, the one-time additional payment would increase disposable income and consumption for eligible recipients in the near term, but have negligible economic impacts at the national level.

With respect to the Mineral Exploration Tax Credit and Critical Mineral Exploration Tax Credit, these measures would have a positive economic impact on the mining sector by encouraging incremental investment in mineral exploration in Canada.

With respect to the Canada Caregiver Credit, making the credit refundable would increase disposable income and consumption for lower-income caregivers and would have negligible economic impacts due to the small cost of the measure relative to the size of the Canadian economy.

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With respect to the Canada Growth Incentive, the measure would have positive impacts on employment and GDP at the national level, driven by increased investment in Canadian high-growth firms and increased economic activity by these firms.

With respect to the Build Canada Workers Benefit, the measures would result in positive economic impacts at the national level, including through an improvement in incentives to participate in the labour force. Lower program costs would positively contribute to fiscal sustainability.

With respect to the proposed extension to 2040 of the Clean Electricity and Clean Technology investment tax credits and expansion of eligibility for the Clean Electricity investment tax credit to high-voltage intra-provincial transmission, the measures would have positive impacts on GDP and employment.

With respect to the Scientific Research and Experimental Development Tax Incentive Program, the measure would encourage investment, resulting in positive economic impacts at the national level.

With respect to the interest deductibility limits, the measure could improve the profitability of firms in the purpose-built rental housing and regulated energy utility sectors, with positive impacts on these sectors.

With respect to the Canadian Journalism Labour Tax Credit, the measure would have a positive economic impact on the journalism sector by reducing labour costs and improving profitability.

Previously Announced Measures

Budget 2026 confirms the government’s intention to proceed with the following previously announced tax and related measures, with any modifications resulting from consultations and deliberations since their release.

•	Legislative and regulatory proposals released on September 15, 2026, to implement the Productivity Mega Deduction.

o	Legislative and regulatory proposals released on July 23, 2026, including the following measures:

o	Disability Tax Credit;

o	Red Seal Completion Bonus;

o	Investment Tax Credit for Carbon Capture, Utilization and Storage;

o	Investment Income Derived from Assets Supporting Canadian Insurance Risks;

o	Transfer Pricing;

o	Hybrid Mismatch Arrangements;

o	Goods and Services Tax/Harmonized Sales Tax (GST/HST) reverse charge mechanism;

o	Technical amendments to the Income Tax Act and Income Tax Regulations;

o	Technical amendments to the Global Minimum Tax Act; and

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o	Technical amendments to the Excise Tax Act, the Excise Act, 2001, the Air Travellers Security Charge Act, the Select Luxury Items Tax Act, and related regulations.

•	Legislative proposals released on January 29, 2026, to implement reporting requirements for non-profit organizations.

•	Legislative proposals released on August 12, 2024, with respect to technical amendments to the Income Tax Act.

•	Tax measures relating to non-compliance with information requests, announced in Budget 2024, to be implemented through amendments to the Excise Tax Act, the Air Travellers Security Charge Act, the Excise Act, 2001 and the Select Luxury Items Tax Act.

•	Legislative proposals released on August 4, 2023, with respect to tax-exempt sales of motive fuels for export.

•	Legislative and regulatory proposals released on August 9, 2022, including the following measures:

•	Technical amendments to the Income Tax Act and Income Tax Regulations; and

•	Remaining legislative proposals relating to excise duties.

Budget 2026 also reaffirms the government’s commitment to move forward as required with other technical amendments to improve the certainty and integrity of the tax system.

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Notice of Ways and Means Motion to Amend the Income Tax Act and the Income Tax Regulations

That it is expedient to amend the Income Tax Act (the “Act”) and the Income Tax Regulations (the “Regulations”) as follows:

Notice to readers : Various clauses in these draft legislative proposals take into consideration the pos-sibility that Bill C-31, introduced in the 1st session of the 45th Parliament and entitled A second Act to implement certain provisions of the budget tabled in Parliament on November 4, 2025, may be grant-ed royal assent.

2027 Canada Groceries and Essentials Benefit Supplement

1 (1) Section 122.5 of the Income Tax Act is amended by adding the following after subsection (3.005):

Additional deemed payment — January 2027

(3.006) An eligible individual in relation to a month specified for a taxation year who files a return of income for the taxation year is deemed to have paid during the specified month on account of their tax payable under this Part for the taxation year an amount determined by the formula

0.25 × (A - B) - C

where

A is the total of

(a) $1,335,

(b) $1,335 for the qualified relation, if any, of the individual in relation to the specified month,

(c) if the individual has no qualified relation in relation to the specified month and is entitled to deduct an amount for the taxation year under subsection 118(1) because of paragraph (b) of the description of B in that subsection in respect of a qualified dependant of the individual in relation to the specified month, $1,335,

(d) $702 times the number of qualified dependants of the individual in relation to the specified month, other than a qualified dependant in respect of whom an amount is included under paragraph (c) in computing the total for the specified month,

(e) if the individual has no qualified relation and has one or more qualified dependants, in relation to the speci-fied month, $702, and

(f) if the individual has no qualified relation and no qualified dependant, in relation to the specified month, the lesser of $702 and 6% of the amount, if any, by which the individual’s income for the taxation year ex-ceeds $11,564;

B is 15% of the amount, if any, by which the individual’s adjusted income for the taxation year exceeds $46,432; and

C is the amount that the eligible individual is deemed to have paid under subsection (3.005) during the specified month on account of their tax payable for the taxation year.

(2) Section 122.5 of the Act is amended by adding the following after subsection (3.06):

January 2027 payment — shared-custody parent

(3.07) Notwithstanding subsection (3.006), if an eligible individual is a shared-custody parent (as defined in section 122.6, with reference to the term “qualified dependant” read as a reference to that term as defined in subsection (1)) in

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respect of one or more qualified dependants at the beginning of a month, the amount deemed by subsection (3.006) to have been paid during the specified month is equal to the amount determined by the formula

0.5 × (A + B)

where

A is the amount determined by the formula in subsection (3.006), calculated without reference to this subsection; and

B is the amount determined by the formula in subsection (3.006), calculated without reference to this subsection and subparagraph (b)(ii) of the definition eligible individual in section 122.6.

(3) Section 122.5 of the Act is amended by adding the following after subsection (4.6):

January 2027 — month specified

(4.7) Notwithstanding subsection (4) and for the purposes of this section, the month specified in subsection (3.006) is January 2027 and the taxation year is the 2025 taxation year.

2  (1) Paragraph 152(1)(b) of the Act is replaced by the following:

(b) the amount of tax, if any, deemed by any of subsections 120(2) or (2.2), 122.5(3) to (3.006), 122.51(2), 122.7(2) or (3), 122.72(1), 122.8(4), 122.9(2), 122.91(1), 122.92(3), 122.93(2), 125.4(3), 125.5(3), 125.6(2) or (2.1), 127.1(1), 127.41(3), 127.42(2) or (3), 127.421(2) or (3), 127.44(2), 127.45(2), 127.48(2), 127.49(2), 127.491(2) or 210.2(3) or (4) to be paid on account of the taxpayer’s tax payable under this Part for the year.

(2) Paragraph 152(1.2)(d) of the Act is replaced by the following:

(d) the Minister determines the amount deemed by any of subsections 122.5(3) to (3.006), 122.72(1), 122.8(4) or 127.421(2) or (3) to have been paid by a person for a taxation year to be nil, subsection (2) does not apply to the determination unless the person requests a notice of determination from the Minister.

(3) Paragraph 152(4.2)(b) of the Act is replaced by the following:

(b) redetermine the amount, if any, deemed by any of subsections 120(2) or (2.2), 122.5(3) to (3.006), 122.51(2), 122.7(2) or (3), 122.8(4), 122.9(2), 122.91(1), 122.92(3), 122.93(2), 127.1(1), 127.41(3) or 210.2(3) or (4) to be paid on account of the taxpayer’s tax payable under this Part for the year or deemed by subsection 122.61(1) to be an over-payment on account of the taxpayer’s liability under this Part for the year.

3 Paragraph 160.1(1.1)(b) of the Act is replaced by the following:

(b) the total of the amounts deemed by any of subsections 122.5(3) or (3.002) to (3.006) to have been paid by the individual during those specified months.

Mineral Exploration Tax Credit and Critical Mineral Exploration Tax Credit

1  (1) The definition critical mineral in subsection 127(9) of the Act is replaced by the following:

critical mineral means antimony, bismuth, cesium, chromium, cobalt, copper, fluorspar, gallium, germanium, graphite, indium, lithium, magnesium, manganese, molybdenum, nickel, niobium, phosphate, a platinum group metal, a rare earth element, scandium, tantalum, tellurium, tin, titanium, tungsten, uranium, vanadium or zinc; (minéral cri-tique)

(2) Paragraphs (c) and (d) of the definition flow-through critical mineral mining expenditure in subsection 127(9) of the Act are replaced by the following:

(c) that is an amount in respect of which is renounced in accordance with subsection 66(12.6) by the corporation to the taxpayer (or a partnership of which the taxpayer is a member) under an agreement described in that subsection and made after April 7, 2022 and on or before March 31, 2032,

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(d) that is not an expense that was renounced under subsection 66(12.6) to the corporation (or a partnership of which the corporation is a member), unless that renunciation was under an agreement described in that subsection and made after April 7, 2022 and on or before March 31, 2032,

(3) Paragraph (a) of the definition flow-through mining expenditure in subsection 127(9) of the Act is re-placed by the following:

(a) that is a Canadian exploration expense incurred by a corporation after March 2025 and before 2033 (including, for greater certainty, an expense that is deemed by subsection 66(12.66) to be incurred before 2033) in conducting mining exploration activity from or above the surface of the earth for the purpose of determining the existence, loca-tion, extent or inherent natural qualities of a mineral resource described in paragraph (a) or (d) of the definition min-eral resource in subsection 248(1),

(4) Paragraphs (c) and (d) of the definition flow-through mining expenditure in subsection 127(9) of the Act are replaced by the following:

(c) an amount in respect of which is renounced in accordance with subsection 66(12.6) by the corporation to the taxpayer (or a partnership of which the taxpayer is a member) under an agreement described in that subsection and made after March 2025 and before April 2032,

(d) that is not an expense that was renounced under subsection 66(12.6) to the corporation (or a partnership of which the corporation is a member), unless that renunciation was under an agreement described in that subsection and made after March 2025 and before April 2032, and

(5) Subsection (1) applies in respect of expenses renounced under a flow-through share agreement en-tered into after Budget Day.

(6) Subsections (2) to (4) apply in respect of expenses renounced under a flow-through share agree-ment entered into after March 2027.

Canada Caregiver Credit

1 The Act is modified to give effect to the proposals relating to the Canada Caregiver Credit as de- scribed in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Canada Growth Incentive — Capital Gains Exemption

1 The Act is modified to give effect to the proposals relating to the Canada Growth Incentive — Capital Gains Exemption as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Canada Growth Incentive — Rollover for Investments in Small Businesses

1 The Act is modified to give effect to the proposals relating to the Canada Growth Incentive — Rollover for Investments in Small Businesses as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Instalment Payments for Individuals and Corporations

1 (1) Paragraph 117.1(1)(a) of the Act is replaced by the following:

(a) the amount that would, but for subsections (3) and (3.1), be the amount to be used under the relevant provision for the preceding taxation year, and

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(2) Subsection 117.1(2) of the Act is amended by striking out “and” at the end of paragraph (s) and by adding the following after that paragraph:

(s.1) each of the amounts expressed in dollars in the definition instalment threshold in subsection 156.1(1), for a taxation year that begins after 2028;

(s.2)  each of the amounts expressed in dollars in subsection 157(2.1), for a taxation year that begins after 2028; and

(3) Section 117.1 of the Act is amended by adding the following after subsection (3):

Rounding — instalment thresholds

(3.1) If an amount referred to in subsection 156.1(1) or 157(2.1), when adjusted as provided in this section, is not a multiple of $500, it is to be rounded to the nearest multiple of $500 or, if it is equidistant from two such consecutive multiples, to the higher of the two multiples.

(4) Subsections (1) to (3) apply to the 2028 and subsequent taxation years.

2 (1) The portion of subsection 155(1) of the Act before paragraph (a) is replaced by the following:

Business income

155 (1) Subject to section 156.1, every individual whose primary source of income for a taxation year is income from a business or whose chief source of income for a taxation year is farming or fishing shall, on or before December 31 in the year, pay to the Receiver General in respect of the year, 2/3 of

(2) Subsection (1) applies to the 2028 and subsequent taxation years.

3 (1) The portion of the definition plafond des acomptes provisionnels in subsection 156.1(1) of the French version of the Act before paragraph (a) is replaced by the following:

seuil des acomptes provisionnels Le seuil des acomptes provisionnels d’un particulier pour une année d’imposition correspond au montant suivant :

(2) Paragraphs (a) and (b) of the definition instalment threshold in subsection 156.1(1) of the Act are replaced by the following:

(a) in the case of an individual resident in the Province of Quebec at the end of the year, $4,500, and

(b) in any other case, $7,500; (seuil des acomptes provisionnels)

(3) The portion of subsection 156.1(2) of the French version of the Act before paragraph (a) is replaced by the following :

Aucun acompte provisionnel exigé

(2)  Les articles 155 et 156 ne s’appliquent pas à un particulier pour une année d’imposition donnée lorsque, selon le cas :

(4) Paragraph 156.1(2)(a) and (b) of the Act are replaced by the following:

(a) the individual’s chief source of income for the particular year is farming or fishing and the individual’s net tax owing for the particular year, or either of the two preceding taxation years, does not exceed the individual’s instal-ment threshold for the particular year;

(b) the individual’s net tax owing for the particular year, or for each of the two preceding taxation years, does not exceed the individual’s instalment threshold for the particular year; or

(5) Paragraph 156.1(2)(c) of the French version of the Act is replaced by the following:

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c) le particulier est une succession assujettie à l’imposition à taux progressifs pour l’année donnée.

(6)  Subsections (1) to (5) apply to the 2028 and subsequent taxation years.

4 (1)  Subsection 157(2.1) of the Act is amended by replacing “$3,000” with “$7,500”.

(2)  Subsection (1) applies to taxation years that begin on or after January 1, 2028.

Income Tax Return Filing and Balance-Due Dates for Individuals

1 The Act is modified to give effect to the proposals relating to the Income Tax Return Filing and Balance-Due Dates for Individuals as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Northern Residents Deductions

1 (1) Paragraph 110.7(1)(b) of the Act is replaced by the following:

(b) the total of all amounts each of which is the product obtained by multiplying the specified percentage for a particular area for the year in which the taxpayer so resided by the total of

(i) $11.00 multiplied by the number of days in the year included in the qualifying period in which the taxpayer resided in the particular area, and

(ii) $11.00 multiplied by the number of days in the year included in that portion of the qualifying period throughout which the taxpayer maintained and resided in a self-contained domestic establishment in the particular area (except any day included in computing a deduction claimed under this paragraph by another person who resided on that day in the establishment).

(2) Subsections 110.7(3.2) to (4) of the Act are repealed.

(3) The definitions employer-provided travel benefits and standard amount in subsection 110.7(6) of the Act are repealed.

(4) Subsections (1) to (3) apply to the 2027 and subsequent taxation years.

2 (1) Subsection 7304(2) of the Income Tax Regulations is replaced by the following:

(2) For the purposes of this section and section 110.7 of the Act, the trip cost to a taxpayer in respect of a trip made by an individual who, at the time the trip was made, was a member of the taxpayer’s household is the least of

(a) the total of

(i) the value of travel assistance, if any, provided to the taxpayer in respect of the taxpayer’s employment in re-spect of travel expenses for the trip, and

(ii) travel expenses incurred by the taxpayer, or the spouse or common-law partner of the taxpayer, for the trip; and

(b) the lowest return airfare ordinarily available, at the time the trip was made, to the individual for flights between the place in which the individual resided immediately before the trip, or the airport nearest thereto, and the designated city that is nearest to that place.

(2) Subsections 7304(3) and (4) of the Regulations are repealed.

(3) Subsections (1) and (2) apply to the 2027 and subsequent taxation years.

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Expansion of the Intergenerational Farm and Fishing Property Rollover

1 (1) Section 70 of the Act is amended by adding the following after subsection (10):

Extended meaning of child

| (10.1) For the purposes of this section, a child of a taxpayer also includes

|   (a) a niece or nephew of the taxpayer;

|   (b) a niece or nephew of the taxpayer’s spouse or common-law partner;

|   (c) a spouse or common-law partner of a niece or nephew referred to in paragraph (a) or (b); and

|   (d) a child of a niece or nephew referred to in paragraph (a) or (b).

(2) Subsection (1) applies to transfers that occur after 2026.

2 (1) Subsection 73(6) of the Act is replaced by the following:

Application of subsections 70(10) and (10.1)

(6) The definitions in subsection 70(10) and the extended meaning of child in subsection 70(10.1) apply to this section.

(2) Subsection (1) applies to transfers that occur after 2026.

Registered Disability Savings Plan

1 (1) Clause (a)(ii)(B.1) of the definition disability savings plan in subsection 146.4(1) of the Act is re- placed by the following:

 (B.1) a qualifying family member in relation to the beneficiary who, at the time the arrangement is entered into, is a qualifying person in relation to the beneficiary,

(2) Paragraph 146.4(4)(b.1) of the Act is replaced by the following:

(b.1) as a consequence of the death of a qualifying family member who was the remaining holder of the plan immedi-ately before death, the plan may allow one qualifying family member — in respect of which the conditions set out in paragraph (c) of the definition qualifying person in subsection (1) are met — to acquire rights as a successor of the holder of the plan;

(3) Subsections (1) and (2) are deemed to have come into force on January 1, 2027.

Optional Flat Amounts for Personal Income Tax Deductions and Credits

1 The Act is modified to give effect to the proposals relating to the Optional Flat Amounts for Personal Income Tax Deductions and Credits as described in the budget documents tabled by the Minister of Fi-nance in the House of Commons on Budget Day.

Foreign Income Verification Statement — Form T1135

1 (1) The definition reporting entity in subsection 233.3(1) of the Act is replaced by the following:

reporting entity for a taxation year or fiscal period means a specified Canadian entity for the year or period where, at any time (other than a time when the entity is non-resident) in the year or period, the total of all amounts each of which is the cost amount to the entity of a specified foreign property of the entity exceeds $200,000. (déclarant)

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(2) Subsection (1) applies to taxation years and fiscal periods that end after 2026.

Apprentice Vehicle Mechanics’ Tools Deduction

1  (1)  Clause (B) of the description of B in subparagraph 8(1)(r)(ii) of the Act is replaced by the following:

(B) the amount determined for the taxation year for B in subsection 118(10), and

(2)  The portion of subsection 8(6) of the Act before paragraph (a) is replaced by the following:

Apprentice mechanics

(6)  For the purposes of paragraphs (1)(r) and (6.1)(e),

(3) Subsection 8(6.1) of the Act is amended by striking out “and” at the end of paragraph (c), by adding “and” at the end of paragraph (d) and by adding the following after paragraph (d):

(e) is not acquired by the taxpayer for use in connection with the taxpayer’s employment as an eligible apprentice mechanic.

(4)  The portion of subsection 8(7) of the Act before the formula is replaced by the following:

Cost of tool

(7) Except for the purposes of the description of A in subparagraph (1)(r)(ii) and the description of A in paragraph (1)(s), the cost to a taxpayer of an eligible tool the cost of which was included in determining the value of one of those descriptions in respect of the taxpayer for a taxation year is the amount determined by the formula

(5) The description of L in subsection 8(7) of the Act is amended by adding “or” at the end of paragraph (a), by replacing “or” with “and” at the end of paragraph (b) and by repealing paragraph (c).

(6) The description of M in subsection 8(7) of the Act is amended by adding “or” at the end of paragraph (a), by striking out “and” at the end of paragraph (b) and by repealing paragraph (c).

(7)  Subsections (1) to (6) apply to the 2027 and subsequent taxation years.

Medical Expense Tax Credit and Disability Supports Deduction

1 (1) Paragraph 118.2(2)(k) of the Act is replaced by the following:

(k) for oxygen or for an oxygen tent or other equipment necessary to administer oxygen, for use by the patient as prescribed by a medical practitioner;

(k.1) for insulin, for use by the patient;

(k.2) for liver extract injectible or vitamin B12, for use by the patient, if a medical practitioner has certified that the patient has pernicious anaemia;

(2) Subsection 118.2(2) of the Act is amended by adding the following after paragraph (m):

(m.1) to the extent that the amount so paid does not exceed the amount, if any, prescribed in respect of a device or equipment for use by the patient that

|   (i) is of a prescribed kind,

|   (ii) is not described in any other paragraph of this subsection, and

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(iii) meets such conditions as are prescribed as to its use or the reason for its acquisition;

(3) Paragraph 118.2(2)(r) of the Act is replaced by the following:

(r) on behalf of the patient who has celiac disease, if the patient has been certified in writing by a medical practitioner to be a person who, because of that disease, requires a gluten-free diet,

(i) for the incremental cost of acquiring gluten-free food products as compared to the cost of comparable non-gluten-free food products, and

(ii) if the individual elects, and no other person claims an amount in respect of the patient for the year under this paragraph, the incremental cost referred to in subparagraph (i) is deemed to be $1,000 and the individual is deemed to have filed receipts for this amount with the Minister as required under subsection 118.2(1);

(4) Subsections (1) to (3) apply to the 2026 and subsequent taxation years.

2 (1) The portion of subsection 118.4(2) of the Act before paragraph (a) is replaced by the following:

Reference to medical practitioners, etc.

(2) For the purposes of sections 63, 64, 118.2, 118.3 and 118.6, and section 5700 of the Income Tax Regulations, a reference to an audiologist, dentist, medical doctor, medical practitioner, nurse, nurse practitioner, occupational therapist, optometrist, pharmacist, physiotherapist, podiatrist, psychologist or speech-language pathologist is a reference to a person authorized to practise as such,

(2) Subsection (1) applies to the 2026 and subsequent taxation years.

3 (1) Section 5700 of the Regulations is replaced by the following:

5700 (1) For the purposes of paragraph 118.2(2)(m) of the Act, a device or equipment is prescribed if it is a

(a) wig made to order for an individual who has suffered abnormal hair loss owing to disease, medical treatment or accident;

(b) needle or syringe designed to be used for the purpose of giving an injection;

(c) air or water filter or purifier for use by an individual who is suffering from a severe chronic respiratory ailment or a severe chronic immune system disregulation to cope with or overcome that ailment or disregulation;

(d) electric or sealed combustion furnace acquired to replace a furnace that is neither an electric furnace nor a sealed combustion furnace, where the replacement is necessary solely because of a severe chronic respiratory ailment or a severe chronic immune system disregulation;

(e) air conditioner acquired for use by an individual to cope with the individual’s severe chronic ailment, disease or disorder, to the extent of the lesser of $1,000 and 50% of the amount paid for the air conditioner;

(f) orthopaedic shoe or boot or an insert for a shoe or boot made to order for an individual in accordance with a prescription to overcome a physical disability of the individual;

(g) power-operated guided chair installation, for an individual, that is designed to be used solely in a stairway;

(h) mechanical device or equipment designed to be used to assist an individual to enter or leave a bathtub or shower or to get on or off a toilet;

(i) hospital bed including such attachments thereto as may have been included in a prescription therefor;

(j) device that is exclusively designed to assist an individual in walking where the individual has a mobility impairment;

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(k)  device or equipment, including a synthetic speech system and large print-on-screen device, designed exclusively to be used by a blind individual in the operation of a computer;

(l)   device to decode special television signals to permit the script of a program to be visually displayed;

(m) device designed to enable a diabetic to measure the diabetic’s blood sugar level

(n)  electronic or computerized environmental control system designed exclusively for the use of an individual with a severe and prolonged mobility restriction;

(o)  extremity pump or elastic support hose designed exclusively to relieve swelling caused by chronic lymphedema;

(p)  inductive coupling osteogenesis stimulator for treating non-union of fractures or aiding in bone fusion;

(q)  Bliss symbol board, or similar device, designed to be used to help an individual who has a speech impairment communicate by selecting the symbols or spelling out words;

(r)  electrotherapy device designed to be used by an individual with a medical condition or by an individual who has a severe mobility impairment;

(s)  pressure pulse therapy device designed to be used by an individual who has a balance disorder; or

(t)  navigation device for low vision for an individual who has a vision impairment.

(2) For the purposes of paragraph 118.2(2)(m.1) of the Act, a device or equipment is prescribed if it is a

(a) device or equipment, including a replacement part, designed exclusively for use by an individual suffering from a severe chronic respiratory ailment or a severe chronic immune system disregulation, but not including an air conditioner, humidifier, dehumidifier, heat pump or heat or air exchanger;

(b) device or equipment designed exclusively to pace or monitor the heart of an individual who suffers from heart disease, if a medical practitioner has certified in prescribed form that the patient (in this subsection, within the meaning assigned by paragraph 118.2(2)(a) of the Act) has heart disease;

(c) external breast prosthesis, if a medical practitioner has certified in prescribed form that the patient has had a mastectomy;

(d) teletypewriter or similar device, including a telephone ringing indicator, that enables a deaf or mute individual to make and receive telephone calls, if a medical practitioner has certified in prescribed form that the patient is deaf or mute;

(e) optical scanner or similar device designed to be used by a blind individual to enable the individual to read print, if a medical practitioner has certified in prescribed form that the patient is blind;

(f) device or software designed to be used by a blind individual, or an individual with a severe learning disability, to enable the individual to read print, if a medical practitioner has certified in prescribed form that the patient is blind or has a severe learning disability;

(g) power-operated lift or transportation equipment designed exclusively for use by, or for, a disabled individual to allow the individual access to different areas of a building or to assist the individual to gain access to a vehicle or to place the individual’s wheelchair in or on a vehicle, if a medical practitioner has certified in prescribed form that the patient is disabled;

(h) device designed exclusively to enable an individual with a mobility impairment to operate a vehicle, if a medical practitioner has certified in prescribed form that the patient has a mobility impairment;

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(i) a braille printer designed exclusively to be used by a blind individual, if a medical practitioner has certified in prescribed form that the patient is blind;

(j) electronic speech synthesizer for use by a mute individual, if a medical practitioner has certified in prescribed form that the patient is mute;

(k) a visual or vibratory signalling device, including a visual fire alarm indicator, for an individual with a hearing impairment, if a medical practitioner has certified in prescribed form that the patient has a hearing impairment;

(l) device designed to be attached to infants diagnosed as being prone to sudden infant death syndrome in order to sound an alarm if the infant ceases to breathe, if a medical practitioner has certified in prescribed form that the patient has been diagnosed as being prone to sudden infant death syndrome;

(m) infusion pump, including disposable peripherals, used in the treatment of diabetes;

(n) blood coagulation monitor, including disposable peripherals, used for anti-coagulation therapy;

(o) talking textbook for use by an individual with a perceptual disability in connection with the individual’s enrolment at an educational institution in Canada, or a designated educational institution, if a medical practitioner has certified in prescribed form that the patient has a perceptual disability;

(p) Braille note-taker designed to be used by a blind individual, if a medical practitioner has certified in prescribed form that the patient is blind;

(q) page turner, designed to be used by an individual who has a severe and prolonged impairment that markedly restricts their ability to use their arms or hands, if a medical practitioner has certified in prescribed form that the patient has a severe and prolonged impairment that markedly restricts their ability to use their arms or hands;

(r) altered auditory feedback device designed to be used by an individual who has a speech impairment, if a medical practitioner has certified in prescribed form that the patient has a speech impairment; or

(s) standing device designed to be used by an individual who has a severe mobility impairment, if a medical practitioner has certified in prescribed form that the patient has a severe mobility impairment.

(2) Subsection (1) applies to the 2026 and subsequent taxation years.

4 The Act is further modified to give effect to other proposals relating to the Medical Expense Tax Credit and Disability Supports Deduction as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Deductibility of Expenses Against Commission Income

1 The Act is modified to give effect to the proposals relating to the Deductibility of Expenses Against Commission Income as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Lump-sum Thresholds for Periodic Payment of Benefits

1 (1) Paragraphs 117.1(2)(m) and (m.1) of the Act are replaced by the following:

(m) each of the amounts expressed in dollars in subsection 122.5(3), for months that are before July 2028;

(m.1) each of the amounts expressed in dollars in subsection 122.5(3.005), for months that begin after June 2027 and that end before July 2028;

(2) Subsection 117.1(3) of the Act is replaced by the following:

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Rounding

(3) If an amount referred to in this section, when adjusted as provided in this section, is not a multiple of one dollar, it is to be rounded to the nearest multiple of one dollar or, if it is equidistant from two such consecutive multiples, to the higher of the two multiples.

2 (1) Paragraphs 122.5(3.1)(a) and (b) of the Act are replaced by the following:

(a) the amount deemed by that subsection to have been paid by the eligible individual during the particular month specified for the taxation year is less than $70; and

(b) it is reasonable to conclude that the amount deemed by that subsection to have been paid by the eligible individual during each subsequent month specified for the taxation year will be less than $70.

(2) Section 122.5 of the Act is amended by adding the following after subsection (5):

Annual adjustment — post June 2028

(5.1) If the month specified is after June 2028, each amount expressed in dollars in subsections (3), (3.005) and (3.1) shall be adjusted so that the amount to be used under the relevant subsection for the month is the total of

(a) the amount that would, but for subsections (5.2) and (5.3), be the amount used under the relevant subsection for the month that is one year before the particular month, and

(b) the amount determined by the formula

A × B

where

A is the amount referred to in paragraph (a), and

B  is the amount, adjusted in such manner as is prescribed and rounded to the nearest one-thousandth or, where the result obtained is equidistant from two such consecutive one-thousandths, to the higher thereof, that is determined by the formula

C ÷ D - 1

where

C is the Consumer Price Index (within the meaning assigned by subsection 117.1(4)) for the 12-month period that ended on

(i) if the month is July or October, September 30 of the immediately preceding year, and

(ii)if the month is January or April, September 30 of the second immediately preceding year, and

D is the Consumer Price Index for the 12-month period preceding the period referred to in the description of C.

Rounding

(5.2) If an amount referred to in subsection (3) or (3.005), when adjusted as provided in subsection (5.1), is not a multiple of one dollar, it is to be rounded to the nearest multiple of one dollar or, if it is equidistant from two such consecutive multiples, to the higher of the two multiples.

Rounding — lump sum

(5.3) If an amount referred to in paragraph (3.1)(a) or (b), when adjusted as provided in subsection (5.1), is not a multi-ple of $5, it is to be rounded to the nearest multiple of $5 or, if it is equidistant from two such consecutive multiples, to the higher of the two multiples.

(3) Subsection (1) applies to amounts deemed to be paid after June 2027.

(4) Subsection (2) applies to months that are after June 2028.

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3 (1) Subsection 122.61(2) of the Act is replaced by the following:

Exceptions

(2) Despite subsection (1), if a particular month is the first month during which an overpayment that is less than $50 (or such other amount as is prescribed) is deemed under that subsection to have arisen on account of a person’s liability under this Part for the base taxation year in relation to the particular month, any such overpayment that would, but for this subsection, reasonably be expected at the end of the particular month to arise during another month in relation to which the year is the base taxation year is deemed to arise under that subsection during the particular month and not during the other month.

(2) The portion of subsection 122.61(5) of the Act before paragraph (b) is replaced by the following:

Annual adjustment

(5) Each amount expressed in dollars in subsection (1), if the base taxation year in relation to a particular month is after 2016, and subsection (2), if the base taxation year in relation to a particular month is after 2026, shall be adjusted so that the amount to be used under the relevant subsection for the month is the total of

(a) the amount that would, but for subsection (7) or (7.1), be the amount used under the relevant subsection for the month that is one year before the particular month, and

(3) Section 122.61 of the Act is amended by adding the following after subsection (7):

Rounding

(7.1) If an amount referred to in subsection (2), when adjusted as provided in subsection (5), is not a multiple of $5, it is to be rounded to the nearest multiple of $5 or, if it is equidistant from two such consecutive multiples, to the higher of the two multiples.

(4) Subsection (1) applies with respect to overpayments deemed to arise after June 2027.

(5) Subsections (2) and (3) apply to months that are after June 2028.

4 (1) Paragraphs 122.72(2)(a) and (b) of the Act are replaced by the following:

(a) the amount deemed by subsection (1) to have been paid by the individual during the particular month specified for the taxation year would be less than $70; and

(b) it is reasonable to conclude that the amount deemed by subsection (1) to have been paid by the individual during each subsequent month specified for the taxation year would be less than $70.

(2) Subsection (1) applies to amounts deemed to be paid after June 2027.

Scholarship, Fellowship, and Bursary Income

1 The Act is modified to give effect to the proposals relating to the Scholarship, Fellowship, and Bursary Income as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Deductibility of Expenses by Employed Artists

1 The Act is modified to give effect to the proposals relating to the Deductibility of Expenses by Employed Artists as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

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Volunteer Firefighters and Search and Rescue Volunteers Tax Credit

1 (1) The portion of subsection 81(4) of the Act after paragraph (b) is replaced by the following:

there shall not be included in computing the individual’s income derived from the performance of those duties the lesser of $1,000 and the total of those amounts, unless the individual makes a claim under section 118.06 for the year.

(2) Subsection (1) applies to the 2027 and subsequent taxation years.

2 (1) The description of E in subsection 118(11) of the Act is replaced by the following:

E

is the total of all amounts each of which is an amount deducted by the individual in computing the individual’s tax payable for the year under this Part under any of subsections (1), (2), (3) and (10) or any of sections 118.01, 118.041, 118.05, 118.06, 118.2, 118.3, 118.5, 118.61, 118.62, 118.7, 118.8 and 118.9, and

(2) Subsection (1) applies to the 2027 and subsequent taxation years.

3 (1) Sections 118.06 and 118.07 of the Act are replaced by the following:

Definitions

118.06 (1) The following definitions apply in this section.

eligible search and rescue organization means a search and rescue organization

(a) that is a member of the Search and Rescue Volunteer Association of Canada, the Civil Air Search and Rescue Association or the Canadian Coast Guard Auxiliary; or

(b) whose status as a search and rescue organization is recognized by a provincial, municipal or public authority. (organisme admissible de recherche et sauvetage)

eligible search and rescue volunteer services means services, other than eligible volunteer firefighting services, provided by an individual in the individual’s capacity as a volunteer to an eligible search and rescue organization that consist primarily of responding to and being on call for search and rescue and related emergency calls, attending meetings held by the organization and participating in required training related to search and rescue services, but does not include services provided to an organization if the individual provides search and rescue services to the organization otherwise than as a volunteer. (services admissibles de volontaire en recherche et sauvetage)

eligible volunteer firefighting services means services provided by an individual in the individual’s capacity as a volunteer firefighter to a fire department that consist primarily of responding to and being on call for firefighting and related emergency calls, attending meetings held by the fire department and participating in required training related to the prevention or suppression of fires, but does not include services provided to a particular fire department if the individual provides firefighting services to the department otherwise than as a volunteer. )(services admissibles de pompier volontaire

Volunteer firefighter and search and rescue volunteer tax credit

(2) For the purpose of computing the tax payable under this Part for a taxation year by an individual who, in the year, performs eligible volunteer firefighting services or eligible search and rescue volunteer services, there may be deducted the amount determined by multiplying $6,000 by the appropriate percentage for the taxation year if the individual

(a) performs in the year not less than 200 hours of

(i) eligible volunteer firefighting services,

(ii) eligible search and rescue volunteer services, or

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(iii) any combination of services described in subparagraphs (i) and (ii); and

(b) provides the certificates referred to in subsection (3) as and when requested by the Minister.

Certificates

(3) If the Minister so demands, an individual making a claim under this section in respect of a taxation year shall provide to the Minister a written certificate from

(a) the fire chief or a delegated official of each fire department to which the individual provided eligible volunteer firefighting services for the year, attesting to the number of hours of eligible volunteer firefighting services performed in the year by the individual for the particular fire department; and

(b) the team president, or other individual who fulfils a similar role, of each eligible search and rescue organization to which the individual provided eligible search and rescue volunteer services for the year, attesting to the number of hours of eligible search and rescue volunteer services performed in the year by the individual for the particular organization.

(2) Subsection (1) applies to the 2027 and subsequent taxation years.

4 (1) Paragraph 118.3(2)(d) of the Act is replaced by the following:

(d) the amount of that person’s tax payable under this Part for the year computed before any deductions under this Division (other than under sections 118 to 118.06 and 118.7).

(2) Subsection (1) applies to the 2027 and subsequent taxation years.

5 (1) The description of C in subsection 118.61(1) of the Act is replaced by the following:

C

is the lesser of the value of B and the amount that would be the individual’s tax payable under this Part for the year if no amount were deductible under this Division (other than an amount deductible under this section and any of sub-sections 118(1) to (10) and sections 118.01 to 118.06, 118.3 and 118.7);

(2) Paragraph 118.61(2)(b) of the Act is replaced by the following:

(b) the amount that would be the individual’s tax payable under this Part for the year if no amount were deductible under this Division (other than an amount deductible under this section and any of subsections 118(1) to (10) and sections 118.01 to 118.06, 118.3 and 118.7).

(3) Subsections (1) and (2) apply to the 2027 and subsequent taxation years.

6 (1) Paragraph (a) in the description of C in section 118.8 of the Act is replaced by the following:

(a) the amount that would be the spouse’s or common-law partner’s tax payable under this Part for the year if no amount were deductible under this Division (other than an amount deductible under subsection 118(1) because of paragraph (c) of the description of B in that subsection, under subsection 118(10) or under any of sections 118.01 to 118.06, 118.3, 118.61 and 118.7)

(2)  Subparagraph (b)(ii) in the description of C in section 118.8 of the Act is replaced by the following:

(ii) the amount that would be the spouse’s or common-law partner’s tax payable under this Part for the year if no amount were deductible under this Division (other than an amount deductible under any of sections 118 to 118.06, 118.3, 118.61 and 118.7).

(3) Subsections	(1) and (2) apply to the 2027 and subsequent taxation years.

 7 (1) The description of B in paragraph 118.81(a) of the Act is replaced by the following:

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B

is the amount that would be the person’s tax payable under this Part for the year if no amount were deductible under this Division (other than an amount deductible under any of sections 118 to 118.06, 118.3, 118.61 and 118.7), and

(2) Subsection (1) applies to the 2027 and subsequent taxation years.

8 (1) Section 118.92 of the Act is replaced by the following:

Ordering of credits

118.92 In computing an individual’s tax payable under this Part, the following provisions shall be applied in the following order: subsections 118(1) and (2), section 118.7, subsections 118(3) and (10) and sections 118.01, 118.02, 118.04, 118.041, 118.05, 118.06, 118.3, 118.61, 118.5, 118.9, 118.8, 118.2, 118.1, 118.62 and 121.

(2) Subsection (1) applies to the 2027 and subsequent taxation years.

9 (1) Section 118.94 of the Act is replaced by the following:

Tax payable by non-residents (credits restricted)

118.94 Sections 118 to 118.06 and 118.2, subsections 118.3(2) and (3) and sections 118.8 and 118.9 do not apply for the purpose of computing the tax payable under this Part for a taxation year by an individual who at no time in the year is resident in Canada unless all or substantially all the individual’s income for the year is included in computing the individual’s taxable income earned in Canada for the year.

(2) Subsection (1) applies to the 2027 and subsequent taxation years.

10 (1) Paragraph 127.531(a) of the Act is replaced by the following:

(a) 1/2 of an amount deducted under any of subsections 118(1), (2), (3) and (10), sections 118.01 to 118.06, subsections 118.3(1), (2) and (3) and sections 118.5 to 118.9 in computing the individual’s tax payable for the year under this Part;

(2) Subsection (1) applies to the 2027 and subsequent taxation years.

11 (1) Clause 128(2)(e)(iii)(A) of the Act is replaced by the following:

(A) under any of sections 118 to 118.06, 118.2, 118.3, 118.5, 118.8 and 118.9,

(2) Subsection (1) applies to the 2027 and subsequent taxation years.

Registered Retirement Savings Plan

1 (1) Subparagraph 60(l)(i) of the Act is replaced by the following:

(i) as a premium under a registered retirement savings plan under which the taxpayer is the holder,

(2) Paragraph 60(l) of the Act is amended by adding “or” at the end of subparagraph (i), by striking out “or” at the end of subparagraph (ii) and by repealing subparagraph (iii).

(3) Clauses (A) to (D) of subparagraph 60(l)(v) of the Act are replaced by the following:

(A) the amount included in computing the taxpayer’s income for the year as a payment (other than a payment that is part of a series of periodic payments) received by the taxpayer out of or under a pooled registered pension plan as a consequence of the death of an individual who was, immediately before the death, a spouse or common-law partner of the taxpayer,

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(B) the amount included by subsection 146.5(3) in computing the taxpayer’s income for the year as a payment received by the taxpayer as a consequence of the death of an individual who was

(I) immediately before the death, the spouse or common-law partner of the taxpayer, or

(II) a parent or grandparent of the taxpayer, if, immediately before the death, the taxpayer was financially dependent on the individual for support because of mental or physical infirmity,

(C) the amount included in computing the taxpayer’s income for the year as a payment (other than a payment that is part of a series of periodic payments or that relates to an actuarial surplus) received by the taxpayer out of or under a pooled registered pension plan, a registered pension plan or a specified pension plan as a consequence of the death of an individual of whom the taxpayer was a child or grandchild, if the taxpayer was, immediately before the death, financially dependent on the individual for support because of mental or physical infirmity,

(D) the least of

(I) the amount paid by or on behalf of the taxpayer to acquire an annuity that would be described in subparagraph (ii) if that subparagraph were read without reference to clause (A) thereof,

(II) the amount (other than any portion of it that is included in the amount determined under clause (C)) that is included in computing the taxpayer’s income for the year as a payment (other than a payment that is part of a series of periodic payments or that relates to an actuarial surplus) received by the taxpayer out of or under a pooled registered pension plan, a registered pension plan or a specified pension plan, as a consequence of the death of an individual of whom the taxpayer is a child or grandchild, and

(4) Subparagraphs 60(l)(iv) to (vi) of the Act are renumbered as subparagraphs 60(l)(iii) to (v) and are repositioned accordingly if required.

2 (1) Subsection 146(1) of the Act is amended by adding the following in alphabetical order:

holder of a RRSP means

(a) until the death of the individual described in the definition retirement savings plan, the individual, and

(b) after the death of the individual, the individual’s spouse or common-law partner, if that spouse or common-law partner was designated under the RRSP to become a successor holder of the RRSP; (titulaire)

minimum amount under a RRSP for a year means

(a) for any year prior to the year in which the holder attains the age of 72 years, a nil amount, and

(b) for any other year, the amount determined by the formula

A × B + C

where

A  is the total fair market value of all properties held in connection with the plan at the beginning of the year (other than annuity contracts held by the plan trust that, at the beginning of the year, are described in paragraph (j) of the definition qualified investment in subsection 207.01(1);

B is

(i) where the holder who entered into the RRSP so elects before any payment has been made under the plan by the issuer, the prescribed factor for the year in respect of an individual who was the spouse or common-law partner of that holder at the time of the election, and

(ii) in any other case, the prescribed factor for the year in respect of the holder of the RRSP, and

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C is,where the plan governs a trust, the total of all amounts each of which is

(i) a periodic payment under an annuity contract described in paragraph (j) of the definition qualified investment in subsection 207.01(1) that is held by the trust at the beginning of the year and is paid to the trust in the year, or

(ii) if the periodic payment under such an annuity contract is not made to the trust because the trust disposed of the right to that payment in the year, a reasonable estimate of that payment on the assumption that the annuity contract had been held throughout the year and no rights under the contract were disposed of in the year; (minimum)

(2) Paragraphs 146(2)(b.3) and (b.4) of the Act are replaced by the following:

(b.3) the plan does not provide for the payment of any premium in any year after the year in which the holder attains 71 years of age;

(b.4) the issuer undertakes to pay amounts to the holder, the total of which is, in each year in which the minimum amount under the plan for the year is greater than nil, not less than the minimum amount under the plan for that year, but the amount of any such payment does not exceed the value of the property held in connection with the plan immediately before the time of the payment;

(3) Subsection 146(8.1) of the Act is replaced by the following:

Deemed transfer on death

(8.1) An individual and the legal representative of a deceased holder of a RRSP may jointly designate in prescribed form filed with the Minister that all or a portion of a payment (other than a tax-paid amount) made out of or under the plan to the legal representative is deemed to have been transferred on behalf of the individual in accordance with subsection (16) at the time it was so paid and not to have been distributed to the legal representative, if a payment not less than the designated amount is made from the estate of the deceased holder to a plan, fund or annuity described in paragraph (16)(c).

Deemed distribution on death

(8.11) An individual and the legal representative of a deceased holder of a RRSP may jointly designate in prescribed form filed with the Minister that all or a portion of a payment (other than a tax-paid amount) made out of or under the plan to the legal representative is deemed to have been distributed to the individual at the time it was so paid as a benefit, and not to have been distributed to the legal representative, if

(a) theindividual is

(i) an individual who was, immediately before the death, a spouse or common-law partner of the deceased holder, or

(ii) a child or grandchild of the deceased holder who was, immediately before the death, financially dependent on the deceased holder for support; and

(b) apayment not less than the designated amount is made from the estate of the deceased holder to the individual.

(4) Subsections 146(8.8) and (8.9) of the Act are replaced by the following:

Death of last holder

(8.8) If the last holder of a RRSP dies, that holder shall be deemed to have received, immediately before death, an amount as a benefit out of or under a RRSP equal to the fair market value of all the property of the plan at the time of the death.

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Death of last holder — amount deductible

(8.9) There may be deducted from the amount deemed by subsection (8.8) to have been received by the last holder as a benefit out of or under a RRSP an amount not exceeding the amount determined by the formula

A × [1 - (B + C - D) ÷ (B + C)]

where

A is the total of

(a) all amounts (other than an amount paid to the legal representative of the last holder that is designated under subsection (8.1) or (8.11)) paid out of or under the plan, as a consequence of the death of the last holder, to an individual who was, immediately before the death, a spouse or common-law partner of the last holder, or a child or grandchild of the last holder who was financially dependent on the last holder for support,

(b) all amounts paid to the legal representative of the last holder that are designated under subsection (8.1) or (8.11), and

(c) all amounts each of which is a tax-paid amount in respect of the plan paid to the legal representative of the last holder of the plan, to the extent that the legal representative would have been entitled to designate that tax-paid amount under subsection (8.1) or (8.11), if tax-paid amounts were not excluded from the designation;

B is the fair market value of the property of the plan at the particular time that is the later of

(a) the end of the first calendar year that begins after the death of the last holder, and

(b) the time immediately after the last time that any amount referred to in paragraph (a) or (b) of the description of A is paid out of or under the plan;

C is the total of all amounts paid out of or under the plan after the death of the last holder and before the particular time; and

D is the lesser of

(a) the fair market value of the property of the plan at the time of the last holder’s death, and

(b) the sum of the values of B and C in respect of the plan.

(5) Subsection 146(8.91) of the Act is repealed.

(6) Subsections 146(8.92) and (8.93) of the Act are replaced by the following:

Deduction for post-death reduction in value

(8.92) If the last holder of a RRSP dies, there may be deducted in computing the last holder’s income for the taxation year in which the last holder dies an amount not exceeding the amount determined, after all amounts payable out of or under the plan have been paid, by the formula

A – B

where

A is the total of all amounts each of which is

(a) the amount deemed by subsection (8.8) to have been received by the last holder as a benefit out of or under the plan,

(b) an amount (other than an amount described in paragraph (c)) received after the death of the last holder by a taxpayer as a benefit out of or under the plan, and included because of subsection (8) in computing the taxpayer’s income, or

(c) a tax-paid amount in respect of the plan; and

B is the total of all amounts paid out of or under the plan after the death of the last holder.

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Subsection (8.92) not applicable

(8.93) Except if the Minister has waived in writing the application of this subsection with respect to all or any portion of the amount determined in subsection (8.92) in respect of a RRSP, that subsection does not apply if

(a) at any time after the death of the last holder, a trust governed by the plan held a non-qualified investment; or

(b) the last payment out of or under the plan was made after the end of the year following the year in which the last holder died.

(7) Subsection 146(16) of the Act is replaced by the following:

Transfers out of a RRSP

(16) Subsection (17) applies to an amount (other than a tax-paid amount) transferred from a RRSP if

(a) the amount is transferred on behalf of an individual who is

(i) the holder of the RRSP,

(ii) a spouse or common-law partner or former spouse or common-law partner of the holder of the RRSP and who is entitled to the amount under a decree, order or judgment of a competent tribunal, or under a written agreement, relating to a division of property between the holder and the individual, in settlement of rights arising out of, or on a breakdown of, their marriage or common-law partnership, or

(iii) entitled to the amount as a consequence of the death of the holder of the RRSP and who was immediately before the holder’s death

(A) a spouse or common-law partner of the holder,

(B) a child or grandchild of the holder who was financially dependent on the holder for support because of mental or physical infirmity, or

(C) a child or grandchild of the holder who was financially dependent on the holder for support and had not attained 18 years of age;

(b) the minimum amount, if any, in respect of the year of the transfer is paid out of the RRSP before the transfer is made; and

(c) the amount is transferred directly to

(i) another RRSP under which the individual is the holder,

(ii) a registered pension plan for the benefit of the individual,

(iii) an account of the individual under a pooled registered pension plan,

(iv) a VPLA fund of a pooled registered pension plan for the benefit of the individual, or

(v) a FHSA for the benefit of the holder of the RRSP, if subsection (8.3) would not apply to an amount in respect of the property in the case that the property was instead received by the holder as a benefit out of or under the RRSP,

(vi) a licensed annuities provider to acquire an advanced life deferred annuity for the benefit of the holder of the RRSP,

(vii) a licensed annuities provider to acquire an annuity described in the definition retirement income for the benefit of the holder of the RRSP,

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(viii) a licensed annuities provider to acquire an annuity for the benefit of an individual described in clause (a)(iii)(A) or (B)

(A) for the individual’s life, or for the lives jointly of the individual and the individual’s spouse or common-law partner either without a guaranteed period, or with a guaranteed period that is no greater than 90 years minus the lesser of the age in whole years of the individual and the age in whole years of the individual’s spouse or common-law partner at the time the annuity is acquired, or

(B) for a term equal to 90 years minus the age in whole years of the individual or the age in whole year of the individual’s spouse or common-law partner, at the time the annuity is acquired, or

(ix) a licensed annuities provider to acquire an annuity for the benefit of an individual described in clause (a)(iii)(C) for a term not exceeding 18 years minus the age in whole years of the individual at the time the annuity is acquired.

Tax-free transfer

(17) If this subsection applies to an amount transferred from a RRSP,

(a) the amount shall not, by reason only of the transfer, be included in computing the income of any taxpayer; and

(b) no deduction may be made under this Part in respect of the amount in computing the income of any taxpayer.

Annuity acquired on death

(18) Subections (16) and (17) apply to an annuity described in subparagraph (16)(c)(viii) or (ix) only if the annuity does not provide for any payment thereunder except

(a) the single payment by or on behalf of the individual to acquire the annuity;

(b) annual or more frequent periodic payments

(i) beginning not later than one year after the date of the payment referred to in paragraph (a), and

(ii) each of which is equal to all other such payments or not equal to all other such payments solely because of an adjustment that is, or that would, if the annuity were an annuity under a retirement savings plan, be permitted under subparagraphs (3)(b)(iii) to (v); and

(c) payments in full or partial commutation of the annuity and, if the commutation is partial, annual or more frequent periodic payments thereafter that are equal to each other or not equal solely because of an adjustment that is, or that would, if the annuity were an annuity under a retirement savings plan, be permitted under subparagraphs (3)(b)(iii) to (v).

Excess Corporate Holdings Regime for Private Foundations

1 The Act is modified to give effect to the proposals relating to the Excess Corporate Holdings Regime for Private Foundations as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Objections to Assessments

1 (1) Subsection 165(1) of the Act is replaced by the following:

Objections to assessment

165 (1) A taxpayer who objects to an assessment under this Part may serve on the Minister a notice of objection, in writing, setting out the reasons for the objection and all relevant facts,

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(a) if the assessment is in respect of the taxpayer for a taxation year and the taxpayer is an individual (other than a trust) or a graduated rate estate for the year, on or before the later of

(i)	the day that is two years after the taxpayer’s filing-due date for the year, and

(ii) the	day that is one year after the day of sending of the notice of assessment; and

(b) in any other case, on or before the day that is one year after the day of sending of the notice of assessment.

(2) The portion of subsection 165(1.1) of the Act after paragraph (c) and before paragraph (d) is replaced by the following:

the taxpayer may object to the assessment or determination on or before the day that is one year after the day of sending of the notice of assessment or determination, but only to the extent that the reasons for the objection can reasonably be regarded

(3) Subsections (1) and (2) apply to assessments or determinations sent on or after the day that is 3 months after Royal Assent.

2 (1) Subsection 166.1(1) of the Act is replaced by the following:

Extension of time by Minister

166.1 (1) Where no notice of objection to an assessment has been served under subsection 168(4), nor any request under subsection 245(6) made, within the time limited by those provisions for doing so, the taxpayer may apply to the Minister to extend the time for serving the notice of objection or making the request.

(2) Subsection (1) applies to assessments or determinations sent on or after the day that is 3 months after Royal Assent.

3 (1) The portion of subsection 168(4) of the Act before paragraph (a) is replaced by the following:

Objection to proposal or designation

(4) A person may, on or before the day that is 90 days after the day on which the notice was mailed, serve on the Minister a written notice of objection in the manner authorized by the Minister, setting out the reasons for the objection and all the relevant facts, and the provisions of subsections 165(1) (if the reference to “one year” in that subsection were read as “90 days”), (1.1) and (3) to (7) and sections 166, 166.1 and 166.2 apply, with any modifications that the circumstances require, as if the notice were a notice of assessment made under section 152, if

(2) Subsection (1) applies to notices mailed on or after the day that is 3 months after Royal Assent.

Disclosure of Tax Debt to Credit Bureaus

1 The Act is modified to give effect to the proposals relating to the Disclosure of Tax Debt to Credit Bureaus as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Trust Distributions to Non-Residents

1 (1) Subsection 107(5) of the Act is replaced by the following:

Distribution to non-resident

(5) Subsection (2.1) applies (and subsection (2) does not apply) in respect of a distribution of a property by a trust, in satisfaction of all or part of a capital interest in the trust, to

(a) anon-resident person, unless the property is described in any of subparagraphs 128.1(4)(b)(i) to (iii); or

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(b) a corporation resident in Canada or a partnership, any share or interest in which is held, directly or indirectly in any manner whatever, by a non-resident person.

(2) Subsection (1) applies to distributions that occur on or after Budget Day.

2 (1) Paragraph 220(4.6)(a) of the Act is replaced by the following:

(a) solely because of the application of paragraph 107(5)(a), paragraphs 107(2)(a) to (c) do not apply to a distribution by a trust in a particular taxation year (in this section referred to as the trust’s “distribution year”) of taxable Canadian property, and

(2) Subsection (1) applies to distributions that occur on or after Budget Day.

Information Sharing — Pension Administrators

1 The Act is modified to give effect to the proposals relating to the Information Sharing — Pension Administrators as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Registered Pension Plans

1 (1) Subsection 147.1(13) of the Act is replaced by the following:

Revocation of registration

(13) Unless the Federal Court of Appeal or a judge thereof orders otherwise, on application made at any time before the determination of an appeal pursuant to subsection 172(3), if the Minister gives a notice of revocation to the administrator of a registered pension plan, the following rules apply as of the date specified in the notice:

(a) the registration of the plan is revoked;

(b) the plan is deemed to be a retirement compensation arrangement; and

(c) the administrator of the plan is deemed to be the custodian (within the meaning assigned by the definition retirement compensation arrangement in subsection 248(1)) of the arrangement.

(2) Subsection (1) comes into force on January 1, 2027.

2 (1) The definition controlling individual in subsection 207.01(1) of the Act is amended by striking out “or” at the end of paragraph (d), by adding “or” at the end of paragraph (e) and by adding the following after paragraph (e):

(f) a member of an individual pension plan who controls, directly or indirectly in any manner whatever,

(i) the plan, or

(ii) aparticipating employer (as defined in subsection 147.1(1)) in relation to the plan. (particulier contrôlant)

(2) The definition registered plan in subsection 207.01(1) of the Act is replaced by the following:

registered plan means a FHSA, RDSP, RESP, RRIF, RRSP, TFSA or an individual pension plan. (régime enregistré)

(3) The descriptions of A and B in the definition transitional prohibited investment benefit in subsection 207.01(1) of the Act are replaced by the following:

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A

is the total of all amounts each of which is income (determined without reference to paragraph 82(1)(b)) earned, or a capital gain realized, in the taxation year by a trust governed by a RRIF, RRSP or an individual pension plan of the controlling individual that

(a) is reasonably attributable, directly or indirectly, to a property that is a prohibited investment, and a transitional prohibited property, for the trust,

(b) in the case of income, is earned after

(i) March 22, 2011, in respect of a RRIF or RRSP, or

(ii) December 31, 2027, in respect of an individual pension plan, and

(c) in the case of a capital gain, accrues after

(i) March 22, 2011, in respect of a RRIF or RRSP, or

(ii) December 31, 2027, in respect of an individual pension plan; and

B

is the total of all amounts each of which is a capital loss (determined without reference to subparagraph 40(2)(g)(i) and subsection 40(3.4)) realized in the taxation year by a trust governed by a RRIF, RRSP or an individual pension plan of the controlling individual that

(a) is reasonably attributable, directly or indirectly, to a property that is a prohibited investment, and a transitional prohibited property, for the trust, and

(b) accrues after

(i) March 22, 2011, in respect of a RRIF or RRSP, or

(ii) December 31, 2027, in respect of an individual pension plan. (bénéfice transitoire provenant d’un placement interdit)

(4) The definition transitional prohibited property in subsection 207.01(1) of the Act is amended by striking out “or” at the end of paragraph (a), by adding “or” at the end of paragraph (b), and by adding the following after paragraph (b):

(c) on December 31, 2027 by a trust governed by an individual pension plan of the controlling individual and that was a prohibited investment for that trust on January 1, 2028. (bien interdit transitoire)

(5) Subsection 207.01(1) of the Act is amended by adding the following in alphabetical order:

individual pension plan has the meaning assigned by subsection 8300(1) of the Income Tax Regulations. (régime de retraite individuel)

(6) Subsection 207.01(7) of the Act is amended by striking out “and” at the end of paragraph (a), by adding “and” at the end of paragraph (b) and by adding the following after paragraph (b):

(c) in the case of an individual pension plan, at the end of December 31, 2027.

(7) Subsection 207.01(12) of the Act is amended by striking out “and” at the end of paragraph (c), by adding “and” at the end of paragraph (d) and by adding the following after paragraph (d):

(e) in the case of a property held under an individual pension plan, the controlling individual elected under subsection 207.05(5).

(8) Paragraph 207.01(13)(a) of the Act is amended by striking out “and” at the end of subparagraph (i) and by adding the following after subparagraph (ii):

(iii) in the case of a trust governed by an individual pension plan, that was

(A) held on December 31, 2027 by a trust governed by an individual pension plan of the controlling individual referred to in subsection (12), and

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(B) a prohibited investment for the trust on January 1, 2028; and

(9)  Subsections (1) to (8) come into force on January 1, 2028.

3 (1)  Subsection 207.04(6) of the Act is replaced by the following:

Liability for tax

(6) Each person who is a holder of a RDSP, a subscriber of a RESP or a controlling individual of an individual pension plan at the time that a tax is imposed under subsection (1) in connection with the plan is jointly and severally, or solidarily, liable to pay the tax.

(2) Subsection (1) comes into force on January 1, 2028.

4 (1)  Section 207.05 of the Act is amended by adding the following after subsection (4):

Transitional rule

(5) If a person so elects before March 2, 2029 in prescribed form, subsection (1) does not apply in respect of any advantage that is an amount included in the calculation of a transitional prohibited investment benefit of a controlling individual in respect of an individual pension plan for a taxation year provided that an amount equal to the transitional prohibited investment benefit is received as a superannuation or pension benefit by a member of the plan under paragraph 56(1)(a), on or before the day that is 90 days after the end of the taxation year.

(2) Subsection (1) comes into force on January 1, 2028.

5 (1) Section 207.6 of the Act is amended by adding the following after subsection (4):

Deemed contribution on revocation

(4.1) If a registered pension plan that has received a notice of revocation becomes a retirement compensation arrangement pursuant to subsection 147.1(13), the custodian of the plan is deemed to have made a contribution to the arrange-ment on the date specified in the notice in an amount equal to the fair market value on that date of all the properties of the plan less any tax payable by the plan under section 207.91.

(2) Subsection (1) comes into force on January 1, 2027.

6 (1) The Act is amended by adding the following after Part XI.5:

PART XI.6

Tax on Revocation of a Registered Pension Plan

Tax payable

207.91 (1) A plan (in this Part referred to as a “revoked plan”) that ceases to be a registered pension plan under subsection 147.1(13) is liable to pay a tax under this Part in an amount equal to 10% of the fair market value of all the properties of the plan immediately before the time the plan ceased to be a registered pension plan.

Waiver of tax payable

(2) If a revoked plan would otherwise be liable to pay a tax under this Part, the Minister may waive or cancel all or part of the liability where the Minister considers it just and equitable to do so having regard to all the circumstances.

Return and payment of tax

(3) A person that was the administrator of a registered pension plan immediately before it became a revoked plan must within 90 days of the revocation

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(a) file with the Minister a return under this Part in respect of the revocation in prescribed form and containing prescribed information; and

(b) pay to the Receiver General the amount of tax payable under this Part in respect of the revocation.

Provisions applicable to Part

(4) Subsections 150(2) and (3), sections 152 and 158, subsections 161(1) and (11), sections 162 to 167 and Division J of Part I are applicable to this Part with such modifications as the circumstances require.

(2)  Subsection (1) comes into force on January 1, 2027.

7 (1)  The portion of the definition retirement compensation arrangement in subsection 248(1) of the Act before paragraph (a) is replaced by the following:

retirement compensation arrangement means a plan or arrangement under which contributions (other than payments made to acquire an interest in a life insurance policy) are made by an employer or former employer of a taxpayer, or by a person with whom the employer or former employer does not deal at arm’s length, to another person or partnership (in this definition and in Part XI.3 referred to as the “custodian”) in connection with benefits that are to be or may be received or enjoyed by any person on, after or in contemplation of any substantial change in the services rendered by the taxpayer, the retirement of the taxpayer or the loss of an office or employment of the taxpayer (including a plan that is deemed to be a retirement compensation arrangement pursuant to subsection 147.1(13)), but does not include

(2)  Subsection (1) comes into force on January 1, 2027.

8 (1)  The definition individual pension plan in subsection 8300(1) of the Regulations is replaced by the following:

individual pension plan, in respect of a calendar year, means a registered pension plan that contains a defined benefit provision if, at any time in the year or a preceding year,

(a)	the plan has fewer than four members and at least one of them is related to a participating employer in the plan,

(b) all of the members of the plan are either

(i) related to an employer that participates in the plan, or

(ii) not dealing at arm’s length with a member described in subparagraph (i), or

(c) the plan is a designated plan and it is reasonable to conclude that the rights of one or more members to receive benefits under the plan exist primarily to avoid the application of paragraph (a); (régime de retraite individuel)

(2)  Subsection (1) comes into force on January 1, 2027.

9  (1)  Paragraph 8501(1)(e) of the Regulations is replaced by the following:

(e)  there is no reason to expect that the plan may become a revocable plan under subsection 147.1(8) or (9) of the Act or subsections 8503(15) or 8506(4) or section 8521.

(2)  Subsection 8501(2) of the Regulations is replaced by the following:

(2) For the purposes of paragraph 147.1(11)(c) of the Act, and subject to sections 8509 and 8510, a registered pension plan becomes a revocable plan at any time that

(a) it fails to comply with

(i)  a condition set out in any of paragraphs 8502(b), (d), (g) to (k) and (m),

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(ii) if the plan contains a defined benefit provision, a condition set out in paragraph 8503(3)(a), (b), (d), (j), (k) or (l) or (4)(b), (d), (e) or (f), or

(iii) if the plan contains a money purchase provision, a condition set out in any of paragraphs 8506(2)(b) to (c.1) and (e) to (i); and

(b) it is an individual pension plan described in section 8521.

(3) Subsections (1) and (2) come into force on January 1, 2028.

10 (1)  The Regulations are amended by adding the following after section 8520:

Special rules for individual pension plans

8521 For the purpose of paragraph 8501(2)(b), an individual pension plan becomes a revocable plan

(a) at the end of a year if

(i) a person who is a member or a beneficiary, in respect of the plan, who was, at the time of the member’s death, a spouse or common-law partner of the member, is in receipt of retirement benefits under the terms of the plan,

(ii) the person has attained 71 years of age before the year, and

(iii) the plan has not paid in the year an amount to the person equal to the greater of

(A) the retirement benefits payable to the person for the year, and

(B) the lesser of

(I) the IPP minimum amount for the person for the year, and

(II) the actuarial surplus under the plan at the beginning of the year; and

(b) at any time that the fair market value of the property held under the plan exceeds 200% of the amount of actuarial liabilities associated with retirement benefits payable under the plan.

(2)  Subsection (1) comes into force on January 1, 2028.

11  (1)  Subsection 8503(26) of the Regulations is repealed.

(2)  Subsection (1) comes into force on January 1, 2028.

Build Canada Workers Benefit

1  (1)  Subsection 117(2.1) of the Act is repealed.

(2)  Subsection (1) applies to the 2028 and subsequent taxation years.

2 (1) Paragraphs 117.1(2)(q) and (r) of the Act are replaced by the following:

(q) the amounts of $1,859 and $3,143 in the description of A, and each of the amounts expressed in dollars in the description of B, in subsection 122.7(2), for a taxation year that begins after 2027;

(r) the amount of $882 in the description of C and each of the amounts expressed in dollars in the description of D, in subsection 122.7(3), for a taxation year that begins after 2027;

(2)  Subsection (1) applies to the 2027 and subsequent taxation years.

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3 (1) The heading before section 122.7 of the Act is replaced by the following:

SUBDIVISION A.2

Build Canada Workers Benefit

(2) The descriptions of A and B in subsection 122.7(2) of the Act are replaced by the following:

A  is

(a) if the individual had neither an eligible spouse nor an eligible dependant, for the taxation year, the lesser of $1,859 and 27% of the amount, if any, by which the individual’s working income for the taxation year exceeds $500, and

(b) if the individual had an eligible spouse or an eligible dependant, for the taxation year, the lesser of $3,143 and 27% of the amount, if any, by which the total of the working incomes of the individual and, if applicable, of the eligible spouse, for the taxation year, exceeds $500; and

B  is

(a) if the individual had neither an eligible spouse nor an eligible dependant, for the taxation year, 15% of the amount, if any, by which the adjusted net income of the individual for the taxation year exceeds $27,104, and

(b) if the individual had an eligible spouse or an eligible dependant, for the taxation year, 15% of the amount, if any, by which the total of the adjusted net incomes of the individual and, if applicable, of the eligible spouse, for the taxation year, exceeds $30,731.

(3)  The descriptions of C and D in subsection 122.7(3) of the Act is replaced by the following:

C  is the lesser of $882 and 27% of the amount, if any, by which the individual’s working income for the taxation year exceeds $200; and

D  is

(a) if the individual had neither an eligible spouse nor an eligible dependant, for the taxation year, 15% of the amount, if any, by which the individual’s adjusted net income for the taxation year exceeds $39,495 ,

(b) if the individual had an eligible spouse for the taxation year who was not entitled to deduct an amount under subsection 118.3(1) for the taxation year, or had an eligible dependant for the taxation year, 15% of the amount, if any, by which the total of the adjusted net incomes of the individual and, if applicable, of the eligible spouse, for the taxation year, exceeds $51,687 , and

(c) if the individual had an eligible spouse for the taxation year who was entitled to deduct an amount under subsection 118.3(1) for the taxation year, 7.5% of the amount, if any, by which the total of the adjusted net incomes of the individual and of the eligible spouse, for the taxation year, exceeds $51,687 .

(4)  Subsection (1) to (3) apply to the 2027 and subsequent taxation years.

4  (1)  Subsection 122.72(1) of the Act is replaced by the following:

Advance payment

122.72  (1)  Subject to subsection (5), an individual in relation to a month specified for a taxation year who is an eligible individual for the preceding taxation year who files a return of income for the preceding taxation year on or before the first day of November of the taxation year is deemed to have paid during the specified month on account of their tax payable under this Part for the taxation year an amount equal to 1/12 of the total of the amounts, if any, determined for the individual for the preceding taxation year under subsections 122.7(2) and (3).

(2) Section 122.72 of the Act is repealed.

(3) Subsection (1) applies to the 2027 taxation year.

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(4) Subsection (2) applies to the 2028 and subsequent taxation years.

Clean Electricity and Clean Technology Investment Tax Credits

1 The Act is modified to give effect to the proposals relating to the Clean Electricity and Clean Technology Investment Tax Credits as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Scientific Research and Experimental Development Tax Incentive Program

1 The Act is modified to give effect to the proposals relating to the Scientific Research and Experimental Development Tax Incentive Program as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Interest Deductibility Limits

1 (1) The definition exempt interest and financing expenses in subsection 18.2(1) of the Act is replaced by the following:

exempt interest and financing expenses of a taxpayer for a taxation year means the total of all amounts, each of which would, if the description of A in the definition interest and financing expenses were read without reference to “(other than an amount that is included in exempt interest and financing expenses)”, be included in interest and financing expenses of the taxpayer for that year and is incurred in respect of a borrowing or other financing (referred to in this definition as the “borrowing”) of the taxpayer or a partnership of which the taxpayer is a member (referred to in this definition as the “borrower”) if any of the following conditions is met,

(a) it is the case that

(i) the taxpayer or a partnership of which the taxpayer is a member entered into an agreement with a public sector authority to design, build and finance — or to design, build, finance, maintain and operate — property that the public sector authority, or another public sector authority, owns or has a leasehold interest in or right to acquire,

(ii)  the borrowing was entered into in respect of the agreement,

(iii) it can reasonably be considered that all or substantially all of the amount is directly or indirectly borne by a public sector authority referred to in subparagraph (i), and

(iv) the amount was paid or payable to

(A) a person that deals at arm’s length with the borrower, or

(B) a particular person that does not deal at arm’s length with the borrower if it may reasonably be considered that all or substantially all of the amount paid or payable to the particular person was paid or payable by the particular person to one or more persons that deal at arm’s length with the borrower;

(b) it is the case that

(i) the amount is paid or payable before 2036 to a person that deals at arm’s length with the borrower,

(ii) the amount is reasonably attributable to the portion of the borrowing that is used, directly or indirectly, by the borrower for the purpose of the borrower or a person or partnership that is, at the end of the taxation year of the taxpayer, an eligible group entity or extended eligible group entity in respect of the borrower,

(A) acquiring a purpose-built residential rental,

(B) building a purpose-built residential rental, or

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(C) converting a property into a purpose-built residential rental,

(iii) at the time that the amount was paid or payable, the property referred to in clause (ii)(A), (B) or (C), as the case may be, is

(A) owned by the borrower, the eligible group entity or the extended eligible group entity, and

(B) a purpose-built residential rental or being built or converted to be a purpose-built residential rental, and

(iv) the taxpayer elects, on or before the filing-due date of the taxpayer for the year, to have this paragraph apply to the taxpayer for the year; or

(c) it is the case that

(i) the amount is paid or payable to a person that deals at arm’s length with the borrower,

(ii) the amount is reasonably attributable to the portion of the borrowing that is used, directly or indirectly, by the borrower for the purpose of gaining or producing income from a Canadian regulated energy utility business carried on by

(A) the borrower, or

(B) a person or partnership that is, at the end of the taxation year of the taxpayer, an eligible group entity or extended eligible group entity in respect of the borrower, and

(iii) the taxpayer elects, on or before the filing-due date of the taxpayer for the year, to have this paragraph apply to the taxpayer for the year and for each subsequent taxation year. (dépenses d’intérêts et de financement exonérées)

(2) Paragraph (k) of the description of B in the definition adjusted taxable income in subsection 18.2(1) of the Act is replaced by the following:

(k)  the amount that would be the taxpayer’s loss for the year, or that would be the taxpayer’s share of the loss of a partnership of which the taxpayer is a member, if the taxpayer or partnership had no income or loss other than a loss that can reasonably be considered to be incurred by the taxpayer or the partnership in respect of activities funded by a borrowing (within the meaning of the definition exempt interest and financing expenses) that results in exempt interest and financing expenses of the taxpayer,

(3) Paragraph (j) of the description of C in the definition adjusted taxable income in subsection 18.2(1) of the Act is replaced by the following:

(j)  the amount that would be the taxpayer’s income for the year, or that would be the taxpayer’s share of the income of a partnership of which the taxpayer is a member, if the taxpayer or partnership had no income or loss other than income that can reasonably be considered to be earned by the taxpayer or the partnership in respect of activities funded by a borrowing (within the meaning of the definition exempt interest and financing expenses) that results in exempt interest and financing expenses of the taxpayer. (revenu imposable rajusté)

(4)  Subsection 18.2(1) of the Act is amended by adding the following in alphabetical order:

Canadian regulated energy utility business means a business carried on by a person or partnership in Canada

(a) that is the production, generation, storage, transmission, distribution, sale, delivery or provision of electricity, natural gas or steam, or any other input for the production of light, heat, cold or energy; and

(b) in respect of which the prices of all or substantially all of the products and services of the business are

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(i) established, approved or guaranteed by a government of a province or by a person or body of persons that is wholly owned or controlled by the government of a province and that is authorized under the laws of a province to establish, approve or guarantee those prices, or

(ii) established through a market or system operated by the government of a province, or by a person or body of persons that is wholly owned or controlled by the government of a province, that provides for the exchange of products or services described in paragraph (a) and the financial settlement of transactions in respect of those products or services and that facilitates the delivery of those products or services for consumption or use in Canada. (entreprise canadienne réglementée de services publics d’énergie)

extended eligible group entity, in respect of a person or partnership (referred to in this definition as a “particular person”) at any time, means

(a) a person or partnership that would at the time be affiliated with the particular person if section 251.1 were read without reference to the definition controlled in subsection 251.1(3), or

(b) a partnership in which the particular person alone or together with persons described in paragraph (a) or eligible group entities in respect of the particular person has an interest as a member of the partnership with a specified proportion of not less than 40% for the last fiscal period of the partnership that ended before that time (or, if the partnership’s first fiscal period includes that time, for that first fiscal period) and, for the purpose of this paragraph, if any interests in the partnership are held by another partnership (other than the particular person), or are deemed to be held by the other partnership, the interest is deemed to be held at that time by each member of the other partnership in a proportion equal to the specified proportion of each member of the other partnership for the last fiscal period of the other partnership that ended before that time (or, if the other partnership’s first fiscal period includes the time, for that first fiscal period). (entité admissible du groupe élargi)

purpose built residential rental means a building or a part of a building situated in Canada

(a) that contains

(i) four or more residential rental units at least four of which contain private kitchen facilities, a private bath and a private living area, or

(ii) 10 or more residential rental units; and

(b) in which all or substantially all the residential rental units are rented or offered for rent for continuous periods of not less than 28 consecutive days. (ensemble résidentiel construit spécialement pour la location)

residential rental unit means a housing unit used or intended for use as a rented residential premises that is not provided to the travelling or vacationing public. (logement locatif)

(5) Section	18.2 of the Act is amended by adding the following after subsection (19):

Application of subsection (20.1)

(20) Subsection (20.1) applies to a taxpayer for a taxation year if the taxpayer, an eligible group entity or extended eligible group entity in respect of the taxpayer, or another taxpayer that is a member of an extended eligible group entity in respect of the taxpayer, made an election

(a) under subparagraph (b)(iv) of the definition exempt interest and financing expenses to have that paragraph (b) apply for a particular taxation year that includes the end of the taxation year; or

(b) under subparagraph (c)(iii) of the definition exempt interest and financing expenses to have that paragraph (c) apply for a particular taxation year that includes the end of the taxation year.

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Deemed income and loss

(20.1) If this subsection applies to a taxpayer for a taxation year, in computing amounts under paragraph (k) of the description of B and paragraph (j) of the description of C of the definition adjusted taxable income of the taxpayer for the taxation year, where

(a) paragraph (20)(a) applies, any income, gain or loss from a purpose-built residential rental of the taxpayer, or the share of the income, gain or loss from a purpose built residential rental of a partnership which is an extended eligible group entity of the taxpayer, is deemed to be earned or incurred in respect of activities funded by a borrowing (within the meaning of the definition exempt interest and financing expenses) that results in exempt interest and financing expenses of the taxpayer; and

(b) paragraph (20)(b) applies, any income or loss from a Canadian regulated energy utility business carried on by the taxpayer, or the share of the income or loss from carrying on a Canadian regulated energy utility business by a partnership which is an extended eligible group entity of the taxpayer, is deemed to be earned or incurred in respect of activities funded by a borrowing (within the meaning of the definition exempt interest and financing expenses) that results in exempt interest and financing expenses of the taxpayer.

Deeming rule

(21) For the purposes of paragraphs (b) and (c) of the definition exempt interest and financing expenses in subsection (1), if a taxpayer is a member of a partnership, the taxpayer will not, solely because it is a member of the partnership, be considered to carry on any business or other activity of the partnership.

(6) Subsections (1) to (5) apply in respect of taxation years of a taxpayer that begin on or after October 1, 2023, except that for purposes of subparagraphs (b)(iv) and (c)(iii) of the definition exempt interest and financing expenses, as enacted by subsection (1), the filing due date of the taxpayer for a taxation year is deemed to be the later of the filing-due date of the taxpayer for the taxation year otherwise determined and the day that is 90 days after royal assent of the enacting legislation.

2 (1) Section 18.21 of the Act is amended by adding the following after subsection (8):

Deeming rule

(9) For the purpose of the description of N in the definition group adjusted net book income, of a consolidated group for a relevant period, if there is a borrowing (within the meaning of the definition exempt interest and financing expenses in subsection 18.2(1)) of a taxpayer, or a partnership of which the taxpayer is a member (referred to in this subsection as the “borrower”) that results in exempt interest and financing expenses of the taxpayer, the borrower is a member of the consolidated group and

(a) the taxpayer has made an election under subparagraph (b)(iv) of the definition exempt interest and financing expenses in subsection 18.2(1) to have that paragraph (b) apply for a taxation year ending in the relevant period, any net income reported in the consolidated financial statements of the consolidated group in respect of any income or gain from a purpose-built residential rental of the borrower, an eligible group entity, or an extended eligible group entity, in respect of the borrower is deemed to be earned by the borrower in respect of the borrowing; or

(b) the taxpayer has made an election under subparagraph (c)(iii) of the definition exempt interest and financing expenses in subsection 18.2(1) to have that paragraph (c) apply for a taxation year ending in the relevant period and for each subsequent taxation year, any net income reported in the consolidated financial statements of the consolidated group from a Canadian regulated energy utility business carried on by the borrower, an eligible group entity, or an extended eligible group entity, in respect of the borrower is deemed to be earned by the borrower in respect of the borrowing.

(2) Subsection (1) applies in respect of taxation years of a taxpayer that begin on or after October 1, 2023.

3 (1) Subsection 20(3) of the Act is replaced by the following:

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Borrowed money

(3) For greater certainty, if a taxpayer uses borrowed money to repay money previously borrowed, or to pay an amount payable for property described in subparagraph (1)(c)(ii) previously acquired (which previously borrowed money or amount payable in respect of previously acquired property is, in this subsection, referred to as the “previous indebtedness”), subject to subsection 20.1(6), for the purposes of paragraphs (1)(c), (e) and (e.1), the definition exempt interest and financing expenses in subsection 18.2(1), subsections 20.1(1) and (2), section 21, subparagraph 95(2)(a)(ii) and for the purpose of paragraph 20(1)(k) of the Income Tax Act, Chapter 148 of the Revised Statutes of Canada, 1952, the borrowed money is deemed to be used for the purpose for which the previous indebtedness was used or incurred, or was deemed by this subsection to have been used or incurred.

(2) Subsection (1) applies in respect of taxation years of a taxpayer that begin on or after October 1, 2023.

4 (1) Section 600 of the Regulations is amended by adding the following after paragraph (c):

(c.01) subparagraphs (b)(iv) and (c)(iii) of the definition exempt interest and financing expenses in subsection 18.2(1) of the Act;

(2) Subsection (1) is deemed to come into force on October 1, 2023.

Canadian Journalism Labour Tax Credit

1 (1) Paragraph (d) of the definition eligible newsroom employee in subsection 125.6(1) of the Act is replaced by the following:

(d) spends at least 75% of their time engaged in the production or post-production of original news content, including by researching, collecting information, verifying facts, photographing, video or sound recording, video or sound editing, writing, editing, designing, presenting a news bulletin or a news segment, or other activities related to the preparation or presentation of original news content ; and

(2) The definition low threshold qualifying labour expenditure in subsection 125.6(1) of the Act is re-pealed.

(3) The definition qualifying journalism organization in subsection 125.6(1) of the Act is replaced by the following:

qualifying journalism organization, at any time, means a corporation, partnership or trust that

(a) is a qualified Canadian journalism organization (or would be a qualified Canadian journalism organization if sub-paragraph (a)(iv) of that definition were read as “it operates in Canada, including that its content is edited, designed, produced and, except in the case of digital content, published or broadcast in Canada”); and

(b) if it is a corporation having share capital, meets the conditions in subparagraph (e)(iii) of the definition Canadian newspaper in subsection 19(5). (organisation journalistique admissible)

(4) The definition qualifying labour expenditure in subsection 125.6(1) of the Act is replaced by the following:

qualifying labour expenditure of a taxpayer in respect of an eligible newsroom employee for a taxation year means the lesser of

(a) the amount determined by the formula

$85,000 × A ÷ 365

where

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A is the lesser of 365 and the number of days in the taxation year during which the taxpayer is a qualifying journalism organization, and

(b) the amount determined by the formula

A - B

where

A  is the salary or wages payable by the taxpayer to the eligible newsroom employee in respect of the portion of the taxation year throughout which the taxpayer is a qualifying journalism organization, and

B is the total of all amounts each of which is an amount of assistance that

(A) the taxpayer has received, is entitled to receive or can reasonably be expected to receive, in respect of amounts described in A, and

(B) has not been repaid before the end of the year pursuant to a legal obligation to do so. (dépense de maind’œuvre admissible)

(5) Subsection 125.6(2) of the Act is replaced by the following:

Tax credit

(2) A taxpayer (other than a partnership) that is a qualifying journalism organization at any time in a taxation year and that files a prescribed form containing prescribed information with its return of income for the year is deemed to have, on its balance-due day for the year, paid on account of its tax payable under this Part for the year

(a)	if the year begins after 2022 and ends before 2029, an amount determined by the formula

0.35 × A - B

where

A	is the total of all amounts each of which is a qualifying labour expenditure of the qualifying journalism organization for the year in respect of an eligible newsroom employee, and

B	is the amount received by the taxpayer from the Aid to Publishers component of the Canada Periodical Fund in the year;

(b)	if the year begins before 2029 and ends after 2028, an amount determined by the formula

0.35 × A + 0.25 × B - C

where

A	is the amount determined by the formula

D × E ÷ F

where

D	is the total of all amounts each of which is a qualifying labour expenditure of the qualifying journalism organization for the year in respect of an eligible newsroom employee,

E	is the number of days in the taxation year that are before 2029 during which the taxpayer is a qualifying journalism organization, and

F	is the number of days in the taxation year during which the taxpayer is a qualifying journalism organization,

B	is the amount determined by the formula

G × H ÷ I

wherıe

G	is the total of all amounts each of which is a qualifying labour expenditure of the qualifying journalism organization for the year in respect of an eligible newsroom employee,

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H	is the number of days in the taxation year that are after 2028 during which the taxpayer is a qualifying journalism organization, and

I	is the number of days in the taxation year during which the taxpayer is a qualifying journalism organization, and

C	is the amount received by the taxpayer from the Aid to Publishers component of the Canada Periodical Fund in the year; and

(c)	if the year begins after 2028, an amount determined by the formula

0.25 × A - B

where

A	is the total of all amounts each of which is a qualifying labour expenditure of the qualifying journalism organization for the year in respect of an eligible newsroom employee, and

B	is the amount received by the taxpayer from the Aid to Publishers component of the Canada Periodical Fund in the year.

(6) Subsection 125.6(2.1) of the Act is replaced by the following:

Partnership — tax credit

(2.1) If a taxpayer (other than a partnership) is a member of a partnership (other than a specified member of the partnership) at the end of a fiscal period of the partnership that ends in a taxation year of the taxpayer, the partnership is a qualifying journalism organization at any time in that fiscal period and the partnership files an information return in prescribed form containing prescribed information for that fiscal period, then the taxpayer is deemed to have, on the taxpayer’s balance-due day for the taxation year, paid on account of the taxpayer’s tax payable under this Part for the taxation year

(a)	if the fiscal period begins after 2022 and ends before 2029, an amount determined by the formula

(0.35 × A - B) × C ÷ D

where

A	is the total of all amounts each of which is a qualifying labour expenditure of the qualifying journalism organization for the fiscal period in respect of an eligible newsroom employee,

B	is the amount received by the qualifying journalism organization from the Aid to Publishers component of the Canada Periodical Fund in the fiscal period,

C	is the specified proportion of the taxpayer for the fiscal period, and

D	is the total of all specified proportions of members of the partnership for the fiscal period, other than members that are partnerships or specified members of the partnership;

(b)	if the fiscal period begins before 2029 and ends after 2028, an amount determined by the formula

(0.35 × A + 0.25 × B - C) × D ÷ E

where

A is the amount determined by the formula

F × G ÷ H

where

F	is the total of all amounts each of which is a qualifying labour expenditure of the qualifying journalism organization for the fiscal period in respect of an eligible newsroom employee,

G	is the number of days in the fiscal period that are before 2029 during which the partnership is a qualifying journalism organization, and

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H	is the number of days in the fiscal period during which the partnership is a qualifying journalism organization,

B	is the amount determined by the formula

I × J ÷ K

where

I	is the total of all amounts each of which is a qualifying labour expenditure of the qualifying journalism organization for the fiscal period in respect of an eligible newsroom employee,

J	is the number of days in the fiscal period that are after 2028 during which the partnership is a qualifying journalism organization, and

K	is the number of days in the fiscal period during which the partnership is a qualifying journalism organization,

C	is the amount received by the qualifying journalism organization from the Aid to Publishers component of the Canada Periodical Fund in the fiscal period,

D	is the specified proportion of the taxpayer for the fiscal period, and

E	is the total of all specified proportions of members of the partnership for the fiscal period, other than members that are partnerships or specified members of the partnership; and

(c)	if the fiscal period begins after 2028, an amount determined by the formula

(0.25 × A - B) × C ÷ D

where

A	is the total of all amounts each of which is a qualifying labour expenditure of the qualifying journalism organization for the fiscal period in respect of an eligible newsroom employee,

B	is the amount received by the qualifying journalism organization from the Aid to Publishers component of the Canada Periodical Fund in the fiscal period,

C	is the specified proportion of the taxpayer for the fiscal period, and

D	is the total of all specified proportions of members of the partnership for the fiscal period, other than members that are partnerships or specified members of the partnership.

(7)	Subsections (1) to (6) apply to expenditures incurred on or after Budget Day.

Taxable Preferred Shares

1  (1)  Paragraph (b) of the definition excluded dividend in subsection 191(1) of the Act is replaced by the following:

(b) paid by a corporation that was a financial intermediary corporation, a Canadian-controlled private corporation or a private holding corporation at the time the dividend was paid,

(2)  Subsection (1) applies to dividends paid on or after Budget Day.

2  (1)  Subsection 191.1(2) of the French version of the Act is replaced by the following:

Exemption pour dividendes

(2) Pour l’application du présent article, l’exemption pour dividendes applicable à une société canadienne imposable pour une année d’imposition est l’excédent éventuel de 1 500 000 $ sur l’excédent éventuel du total des dividendes imposables, sauf des dividendes exclus, versés par la société sur des actions privilégiées imposables ou sur des actions qui en seraient si elles étaient émises après le 18 juin 1987 et si elles n’étaient pas des actions de régime transitoire, au cours de l’année civile qui précède celle au cours de laquelle l’année d’imposition se termine, sur 3 000 000 $. Toutefois, si au

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cours de l’année d’imposition la société est associée avec une ou plusieurs autres sociétés canadiennes imposables, l’exemption pour dividendes qui lui est applicable pour l’année est nulle, sauf disposition contraire du présent article.

(2)  Paragraph 191.1(2)(a) of the Act is replaced by the following:

(a) $1,500,000

(3)  Paragraph 191.1(2)(b) of the Act is replaced by the following:

(b)  the amount, if any, by which the total of taxable dividends (other than excluded dividends) paid by it on taxable preferred shares, or shares that would be taxable preferred shares if they were issued after June 18, 1987 and were not grandfathered shares, in the calendar year immediately preceding the calendar year in which the taxation year ended exceeds $3,000,000,

(4)  Subsection 191.1(4) of the French version of the Act is replaced by the following:

Exemption totale pour dividendes

(4) Pour l’application du présent article, l’exemption totale pour dividendes applicable à un groupe de sociétés canadiennes imposables associées entre elles au cours d’une année d’imposition est l’excédent éventuel de 1 500 000 $ sur l’excédent éventuel du total des dividendes imposables, sauf des dividendes exclus, que ces sociétés ont versés sur des actions privilégiées imposables ou sur des actions qui en seraient si elles étaient émises après le 18 juin 1987 et si elles n’étaient pas des actions de régime transitoire, au cours de l’année civile qui précède celle au cours de laquelle l’année d’imposition se termine, sur 3 000 000 $.

(5)  Paragraph 191.1(4)(a) of the Act is replaced by the following:

(a)  $1,500,000

(6)  Paragraph 191.1(4)(b) of the Act is replaced by the following:

(b) the amount, if any, by which the total of taxable dividends (other than excluded dividends) paid by those corporations on taxable preferred shares, or shares that would be taxable preferred shares if they were issued after June 18, 1987 and were not grandfathered shares, in the calendar year immediately preceding the calendar year in which the taxation year ended exceeds $3,000,000.

(7)  Subsections (1) to (6) apply to taxation years that end after 2026.

Helium Exploration, Development and Resource Expenses

1  The Act is modified to give effect to the proposals relating to the Helium Exploration, Development and Resource Expenses as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Corporate Tax Elections

1  (1)  The portion of subsection 37(9.3) of the Act before the formula is replaced by the following:

Agreement among associated corporations

(9.3)  Where all of the members of a group of associated corporations of which an individual is a specified employee file, in respect of their taxation years that end in a particular calendar year, an agreement in prescribed form with the Minister in which they allocate an amount in respect of the individual to one or more of them for those years and the amount so allocated or the total of the amounts so allocated, as the case may be, does not exceed the amount determined by the formula

(2)  Subsection 37(9.4) of the Act is repealed.

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2 Subsection 80.04(6) of the Act is amended by adding “or” to the end of paragraph (a) and by repealing paragraph (b).

3 (1) Subsection 127(15) of the Act is amended by adding “or” to the end of paragraph (b) and by repealing paragraph (c).

(2) Subsection 127(22) of the Act is amended by adding “or” to the end of paragraph (b) and by repealing paragraph (c).

4  The portion of subsection 204.81(8.1) of the Act before paragraph (a) is replaced by the following:

Voluntary de-registration

(8.1) If at any time the Minister receives notice in writing by registered mail that a registered labour-sponsored venture capital corporation is seeking the revocation of its registration under this Part,

5 Subsection 1500(3) of the Regulations is amended by adding “and” to the end of paragraph (a) and by repealing paragraph (b).

6 Section 1501 of the Regulations is amended by adding “and” to the end of paragraph (a) and by repealing paragraph (b).

7  Section 2101 of the Regulations is amended by repealing paragraph (b) and (c).

8  Section 2104 of the Regulations is amended by repealing paragraph (b) and (c).

9  Paragraph (a) of section 2104.1 of the Regulations is replaced by the following:

(a) the form prescribed by the Minister; and

10  Subparagraphs (a)(ii) and (iii) in section 2106 of the Regulations are replaced by the following:

(ii) a declaration that the election is made with the concurrence of all shareholders who received or were entitled to receive all or any portion of the said dividend and whose addresses were known to the corporation,

11  Section 4100 of the Regulations is replaced the following:

4100 For the purposes of subsection 20(9) of the Act, an election shall be made by filing with the Minister a letter from the taxpayer specifying the amount in respect of which the election is being made.

12 Subsection 4800(4) of the Regulations is amended by adding “and” to the end of paragraph (a) and by repealing paragraph (b) and (c).

Corporate Loss Transfers

1 The Act is modified to give effect to the proposals relating to the Corporate Loss Transfers as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Administrative Penalties

1  (1) The portion of subsection 66(12.75) of the Act before paragraph (a) is replaced by the following:

Penalty

(12.75) For the purposes of subsections (12.74) and (12.741), the penalty in respect of the late filing of a document referred to in subsection (12.68), (12.69), (12.691), (12.7) or (12.701) or in respect of a renunciation referred to in sub-section (12.741) is the lesser of $45,000 and

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(2)  Subparagraph 66(12.75)(a)(i) of the Act is replaced by the following:

(i)	$300, and

(3)  Subparagraph 66(12.75)(b)(i) of the Act is replaced by the following:

(i)	$300, and

(4)  Subparagraph 66(12.75)(c)(i) of the Act is replaced by the following:

(i)	$300, and

(5) Subsections (1) to (4) apply in respect of documents filed and purported renunciations made after 2027.

2 (1) Paragraph 85(8)(b) of the Act is replaced by the following:

(b) an amount, not exceeding $24,000, equal to the product obtained by multiplying $300 by the number of months each of which is a month all or part of which is during the period referred to in paragraph (a).

(2)  Subsection (1) applies in respect of elections and amended elections made after 2027.

3 (1) Paragraph 93(6)(b) of the Act is replaced by the following:

(b) an amount, not exceeding $24,000, equal to the product obtained by multiplying $300 by the number of months each of which is a month all or part of which is during the period referred to in paragraph (a).

(2)  Subsection (1) applies in respect of elections and amended elections made after 2027.

4  (1)  Subparagraph 96(6)(a)(ii) of the Act is replaced by the following:

(ii)

an amount, not exceeding $24,000, equal to the product obtained by multiplying $300 by the number of months each of which is a month all or part of which is during the period referred to in subparagraph (i); and

(2)  Subparagraph 96(6)(b)(ii) of the Act is replaced by the following:

(ii)

an amount, not exceeding $24,000, equal to the product obtained by multiplying $300 by the number of months each of which is a month all or part of which is during the period referred to in subparagraph (i).

(3)  Subsections (1) and (2) apply in respect of elections and amended elections made after 2027.

5 (1) Paragraph (a) in the description of A in subsection 149(7.1) of the Act is replaced by the following:

(a)	$1,000, and

(2)  Subsection (1) applies to the 2028 and subsequent taxation years.

6  (1)  Subsections 162(2) to (3) of the Act are replaced by the following:

Repeated failure to file

(2)  Every person is liable to a penalty who

(a)	fails to file a return of income for a taxation year as and when required by subsection 150(1);

(b)	has been sent a demand for a return for the year under subsection 150(2);

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(b.1) has not complied with the demand referred to in paragraph (b) within such reasonable time as was stipulated in the demand; and

(c) before the time of failure, was liable to a penalty under this subsection or subsection (1) in respect of a return of income for any of the 3 preceding taxation years.

Repeated failure to file — amount

(2.01) The amount of the penalty to which the person is liable under subsection (2) is equal to the total of

(a) an amount equal to 10% of the person’s tax payable under this Part for the year that was unpaid when the return was required to be filed; and

(b) the product obtained when 2% of the person’s tax payable under this Part for the year that was unpaid when the return was required to be filed is multiplied by the number of complete months, not exceeding 20, from the date on which the return was required to be filed to the date on which the return was filed.

Failure to file - non-resident corporation

(2.1)  Despite subsections (1) and (2), if a non-resident corporation is liable to a penalty under subsection (1) or (2) for failure to file a return of income for a taxation year, or would have been liable if the corporation’s tax payable under this Part for the year was greater than nil, the corporation is not liable to a penalty under subsection (1) or (2) and is liable to a penalty equal to the greater of

(a)  the amount computed under subsection (1) or (2.01), as the case may be; and

(b)  an amount equal to the greater of

(i)  $300, and

(ii) $75 times the number of days, not exceeding 100, from the day on which the return was required to be filed to the day on which the return is filed.

Failure to file by trustee

(3) Every person who fails to file a return as required by subsection 150(3) is liable to a penalty of $300 for each day of default but not exceeding $1,500.

(2)  The portion of subsection 162(4) of the Act after paragraph (c) is replaced by the following:

is liable to a penalty of $300.

(3)  The portion of subsection 162(5) of the Act before paragraph (a) is replaced by the following:

Failure to provide information on form

(5)  Every person or partnership who fails to provide any information required on a prescribed form made under this Act or a regulation is liable to a penalty for each such failure, unless

(4)  Section 162 of the Act is amended by adding the following after subsection (5):

Failure to provide information on form — amount

(5.01) The amount of the penalty to which the person or partnership is liable to under subsection (5) is equal to

(a) in the case of a medium-sized corporation or a medium-sized partnership, $300 for each failure;

(b) in the case of a large-sized corporation or a large-sized partnership, $800 for each failure; or

(c) in any other case, $100 for each failure.

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(5)  The portion of subsection 162(6) of the Act before paragraph (a) is replaced by the following:

Failure to provide identification number

(6) Every person or partnership who fails to provide on request their business number, their Social Insurance Number, their trust account number or their U.S. federal taxpayer identifying number to a person required under this Act or the Regulations to make an information return requiring the number is liable to a penalty of $300 for each such failure, unless

(6) Subsection 162(7) of the Act is replaced by the following:

Failure to file — information return

(7) Every person (other than a registered charity) or partnership who fails to file an information return as and when required by this Act or the regulations, is liable in respect of each such failure, except where another provision of this Act (other than subsection (10) or (10.1) or 163(2.22)) sets out a penalty for the failure, to a penalty equal to

(a) in the case of a medium-sized corporation or a medium-sized partnership, the greater of $300 and the product obtained when $75 is multiplied by the number of days, not exceeding 100, during which the failure continues;

(b) in the case of a large-sized corporation or a large-sized partnership, the greater of $800 and the product obtained when $200 is multiplied by the number of days, not exceeding 100, during which the failure continues; or

(c) in any other case, the greater of $100 and the product obtained when $25 is multiplied by the number of days, not exceeding 100, during which the failure continues.

Repeated failure — information return

(7.001) Every person (other than a registered charity) or partnership is liable to a penalty who

(a) fails to file an information return as and when required by this Act or the regulations, except where another pro-vision of this Act (other than subsection (7), (10) or (10.1) or 163(2.22)) sets out a penalty for the failure;

(b) has been sent a demand for the return for the year under section 233;

(c) has not complied with the demand referred to in paragraph (b) within such reasonable time as was stipulated in the demand; and

(d) before the time of failure, was liable to a penalty under this subsection or subsection (7) in respect of the same type of information return for any of the three preceding taxation years.

Repeated failure to file — amount

(7.002) The amount of the penalty to which the person or partnership is liable to under subsection (7.001) is equal to

(a) in the case of a medium-sized corporation or a medium-sized partnership, the greater of $600 and the product obtained when $150 is multiplied by the number of days, not exceeding 100, during which the failure continues;

(b) in the case of a large-sized corporation or a large-sized partnership, the greater of $1,600 and the product ob-tained when $400 is multiplied by the number of days, not exceeding 100, during which the failure continues; or

(c) in any other case, the greater of $200 and the product obtained when $50 is multiplied by the number of days, not exceeding 100, during which the failure continues.

Failure to comply — duty or obligation

(7.003) Every person (other than a registered charity) or partnership who fails to comply with a duty or obligation im-posed by this Act or the regulations, is liable in respect of each such failure, except where another provision of this Act (other than subsection 163(2.22)) sets out a penalty for the failure, to a penalty equal to

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(a) in the case of a medium-sized corporation or a medium-sized partnership, the greater of $300 and the product obtained when $75 is multiplied by the number of days, not exceeding 100, during which the failure continues;

(b) in the case of a large-sized corporation or a large-sized partnership, the greater of $800 and the product obtained when $200 is multiplied by the number of days, not exceeding 100, during which the failure continues; or

(c) in any other case, the greater of $100 and the product obtained when $25 is multiplied by the number of days, not exceeding 100, during which the failure continues.

Repeated failure — duty or obligation

(7.004) Every person (other than a registered charity) or partnership is liable to a penalty who

(a) fails to comply with a duty or obligation imposed by or under this Act or the regulations, except where another provision of this Act (other than subsection (7.003) or 163(2.22)) sets out a penalty for the failure;

(b) before the failure, was served with a written notice, requirement or demand respecting that duty or obligation;

(c) has not complied within 90 days of being served with a written notice, requirement or demand respecting that duty or obligation; and

(d) before the time of failure, was liable to a penalty under this subsection or subsection (7.003) in respect of an identical failure for any of the three preceding taxation years.

Repeated failure — amount

(7.005) The amount of the penalty to which the person or partnership is liable to under subsection (7.004) is equal to

(a) in the case of a medium-sized corporation or a medium-sized partnership, the greater of $600 and the product obtained when $150 is multiplied by the number of days, not exceeding 100, during which the failure continues;

(b) in the case of a large-sized corporation or a large-sized partnership, the greater of $1,600 and the product ob-tained when $400 is multiplied by the number of days, not exceeding 100, during which the failure continues; or

(c) in any other case, the greater of $200 and the product obtained when $50 is multiplied by the number of days, not exceeding 100, during which the failure continues.

(7) Subsection 162(7.01) of the Act is replaced by the following:

Late filing penalty — prescribed information returns

(7.01) Every person (other than a registered charity) or partnership who fails to file, when required by this Act or the regulations, one or more information returns of a type prescribed for the purpose of this subsection is liable to a penalty equal to the greater of $150 and

(a) where the number of those information returns is less than 51, $15 multiplied by the number of days, not exceeding 100, during which the failure continues;

(b) where the number of those information returns is greater than 50 and less than 501, $20 multiplied by the number of days, not exceeding 100, during which the failure continues;

(c) where the number of those information returns is greater than 500 and less than 2,501, $40 multiplied by the number of days, not exceeding 100, during which the failure continues;

(d) where the number of those information returns is greater than 2,500 and less than 10,001, $70 multiplied by the number of days, not exceeding 100, during which the failure continues; and

(e) where the number of those information returns is greater than 10,000, $100 multiplied by the number of days, not exceeding 100, during which the failure continues.

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(8) Paragraphs 162(7.02)(a) to (d) of the Act are replaced by the following:

(a) where the number of those information returns is greater than 5 and less than 51, $180;

(a.1) where the number of those information returns is greater than 50 and less than 251, $370;

(b) where the number of those information returns is greater than 250 and less than 501, $700;

(c) where the number of those information returns is greater than 500 and less than 2,501, $2,200;

(d) where the number of those information returns is greater than 2,500, $3,700; and

(9) Subsection 162(7.1) of the Act is replaced by the following:

Failure to make partnership information return

(7.1) Where a member of a partnership fails to file an information return as a member of the partnership for a fiscal period of the partnership as and when required by this Act or the regulations and subsection (10) does not set out a penalty for the failure, the partnership is liable to a penalty equal to

(a) in the case of a medium-sized partnership, the greater of $300 and the product obtained when $75 is multiplied by the number of days, not exceeding 100, during which the failure continues;

(b) in the case of a large-sized partnership, the greater of $800 and the product obtained when $200 is multiplied by the number of days, not exceeding 100, during which the failure continues; or

(c) in any other case, the greater of $100 and the product obtained when $25 is multiplied by the number of days, not exceeding 100, during which the failure continues.

(10) Section 162 of the Act is amended by adding the following after subsection (7.1):

Definitions

(7.11) The following definitions apply in subsections (5.01) to (7.1).

large-sized corporation means a corporation that would be a large corporation, within the meaning assigned by sub-section 225.1(8), in the taxation year immediately preceding the taxation year in which the failure occurs if the reference to “exceeds $10 million” in that subsection were read as “exceeds $50 million”. (société de grande taille)

large-sized partnership means a partnership with gross revenue (computed as if the partnership were a taxpayer) for the fiscal period immediately preceding the fiscal period in which the failure occurs equal to or greater than $10 million. (société de personnes de grande taille)

medium-sized corporation means a corporation that would be a large corporation, within the meaning assigned by subsection 225.1(8), in the taxation year immediately preceding the taxation year in which the failure occurs if the refer-ence to “exceeds $10 million” in that subsection were read as “exceeds $10 million but does not exceed $50 million”. (société de moyenne taille)

medium-sized partnership means a partnership with gross revenue (computed as if the partnership were a taxpayer) for the fiscal period immediately preceding the fiscal period in which the failure occurs equal to or greater than $2 mil-lion and less than $10 million. (société de personnes de moyenne taille)

(11) Paragraphs 162(7.3)(a) and (b) of the Act are replaced by the following:

(a) $30 for each such failure in respect of a return of an individual; and

(b) $140 for each such failure in respect of a return of a corporation.

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(12) Subsection 162(7.4) of the Act is replaced by the following:

Penalty — electronic payments

(7.4) Every person or partnership who fails to comply with subsection 160.5(2) is liable to a penalty equal to $100 for each such failure.

(13) Subsection 162(8) of the Act is amended by striking out “and” at the end of paragraph (b) and by adding the following after paragraph (b):

(b.1) the member has not complied with the demand referred to in paragraph (b) within such reasonable time as was stipulated in the demand, and

(14)  The portion of subsection 162(8) of the Act after paragraph (c) is replaced by the following:

the partnership is liable, in addition to the penalty under subsection (7.1), to a penalty of $300 for each member of the partnership for each month or part of a month, not exceeding 24 months, during which the failure referred to in paragraph (a) continues.

(15)  Subsection 162(8.1) of the Act is replaced by the following:

Rules — partnership liable to a penalty

(8.1) If a partnership is liable to a penalty under any of subsections (5) to (7.1), (7.3), (7.4), (8), (10) and (10.1), then sections 152, 158 to 160.1, 161 and 164 to 167 and Division J apply, with any modifications that the circumstances require, to the penalty as if the partnership were a corporation.

(16)  Paragraph 162(10)(a) of the Act is replaced by the following:

(a) knowingly or under circumstances amounting to gross negligence, fails to file an information return as and when required by any of sections 233.1 to 233.4, 233.6 and 233.8, or

(17) The formula in subsection 162(10) of the Act is replaced by the following:

($1000 × A × B) - C

(18) Paragraph 162(10.1)(a) of the Act is replaced by the following:

(a) a person or partnership is liable to a penalty under subsection 162(10) for the failure to file a return (other than an information return required to be filed under section 233.1 or 233.8),

(19) The description of A in subsection 162(10.1) of the Act is amended by striking out “and” at the end of paragraph (e) and by adding the following after paragraph (f):

(g) where the return is required to be filed under section 233.6 for a taxation year or fiscal period in respect of a nonresident trust, 5% of the total of

(i) all amounts each of which is the fair market value of a property that is distributed to the person or partnership in the year or period by the trust, and

(ii) all amounts each of which is the greatest unpaid principal amount of a debt that is owing to the trust by the person or partnership in the year or period, and

(20) Subsection 162(11) of the Act is replaced by the following:

Effect of subsequent events

(11) For the purpose of computing a penalty under subsection (1), (2.01), or (2.1) in respect of a person’s return of income for a taxation year, the person’s tax payable under this Part for the year shall be determined before taking into consideration the specified future tax consequences for the year.

(21) Subsections (1) and (20) apply to the 2028 and subsequent taxation years.

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(22) Subsection (2) applies in respect of certificates required to be filed after 2027.

(23) Subsections (3) to (8), (10), (13), (14) and (16) to (19) apply with respect to failures that occur after 2027.

(24) Subsection (9) applies in respect of information returns for fiscal periods that end after 2027.

(25) Subsection (11) applies in respect of returns of income for the 2028 and subsequent taxation years.

(26) Subsection (12) applies in respect of payments and remittances made after 2027.

(27)  Subsection (15) applies after 2027.

7 The Act is amended by adding the following after section 162:

Inflation adjustment

162.1 (1) Each specified amount in relation to a penalty payable under this Act shall be adjusted on January 1, 2033 and on January 1 in every fifth calendar year thereafter (in each case referred to in this section as the “indexation date”), so that the amount to be used on and after the indexation date under the provision for which the amount is relevant is the product obtained by multiplying

(a) the amount referred to in the relevant provision,

by

(b) the amount, adjusted in such manner as may be prescribed and rounded to the nearest one-thousandth, or, where the result obtained is equidistant from two consecutive one-thousandths, to the higher thereof, that is determined by the formula

A÷B

where

A is the Consumer Price Index (within the meaning assigned by subsection 117.1(4)) for the 12-month period that ended on September 30 immediately before the indexation date, and

B is

(i) if the specified amount referred to in the relevant provision came into force before October 1, 2028, the Consumer Price Index for the 12-month period that ended on September 30, 2027; and

(ii) in any other case, the Consumer Price Index for the 12-month period that ended on September 30 of the year specified in subsection (2) in respect of the relevant provision.

Inflation adjustment — amounts

(2) For the purposes of subsection (1), each of the following amounts is a specified amount in relation to a penalty payable under this Act and, if applicable, each of the following years is a year specified in respect of a relevant provision:

(a) each of the amounts expressed in dollars in subsection 66(12.75);

(b) each of the amounts expressed in dollars in paragraph 85(8)(b);

(c) each of the amounts expressed in dollars in paragraph 93(6)(b);

(d) each of the amounts expressed in dollars in subsection 96(6);

(e) the amount of $1,000 referred to in subsection 149(7.1);

(f) each of the amounts expressed in dollars in subsection 162(2.1);

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(g) each of the amounts expressed in dollars in subsection 162(3);

(h) the amount of $300 referred to in subsection 162(4);

(i) each of the amounts expressed in dollars in subsection 162(5.01);

(j) the amount of $1,000 referred to in subsection 162(5.1);

(k) the amount of $300 referred to in subsection 162(6);

(l) each of the amounts expressed in dollars in subsection 162(7);

(m) each of the amounts expressed in dollars in subsection 162(7.002);

(n) each of the amounts expressed in dollars in subsection 162(7.003);

(o) each of the amounts expressed in dollars in subsection 162(7.005);

(p) each of the amounts expressed in dollars in subsection 162(7.01);

(q) each of the amounts expressed in dollars in subsection 162(7.02);

(r) each of the amounts expressed in dollars in subsection 162(7.1);

(s) the amount of $1,000 referred to in subsection 162(7.2);

(t) each of the amounts expressed in dollars in subsection 162(7.3);

(u) the amount of $300 referred to in subsection 162(8);

(v) the amount of $1,000 referred to in subsection 162(10);

(w) the amount of $300 referred to in subsection 163(2);

(x) each of the amounts expressed in dollars in subsection 163(2.4);

(y) the amount of $2,500 referred to in subsection 163(6);

(z) each of the amounts expressed in dollars in subsection 163.2(3);

(aa) each of the amounts expressed in dollars in subsection 163.2(5);

(bb) each of the amounts expressed in dollars in subsection 163.3(2);

(cc) each of the amounts expressed in dollars in subsection 163.3(3);

(dd) each of the amounts expressed in dollars in subsection 163.3(4);

(ee) the amount of $1,000 referred to in subsection 188.1(6);

(ff) each of the amounts expressed in dollars in subsection 220(3.5);

(gg) the amount of $1,000 referred to in subsection 237.1(7.4);

(hh) the amount of $1,000 referred to in subsection 281(3);

(ii) the amount of $1,000 referred to in subsection 293(3); and

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(jj) the amount of $1,000 referred to in subsection 303(3).

Rounding — five dollars

(3) Subject to subsection (4), if an amount referred to in this section, when adjusted as provided in this section, is not a multiple of $5, it shall be rounded to the nearest multiple of $5 or, if it is equidistant from two such consecutive multiples, to the higher of the two multiples.

Rounding — five hundred dollars

(4) Despite subsection (3), if an amount referred to in this section, when adjusted as provided in this section is equal to or greater than $5,000, and is not a multiple of $500, it shall be rounded to the nearest multiple of $500 or, if it is equidistant from two such consecutive multiples, to the higher of the two multiples.

8 (1) The portion of subsection 163(2) of the Act before paragraph (a) is replaced by the following:

False statements or omissions

(2) Every person who, knowingly, or under circumstances amounting to gross negligence, has made or has participated in, assented to or acquiesced in the making of, a false statement or omission in a return, form, certificate, statement or answer (in this section referred to as a “return”) filed or made in respect of a taxation year for the purposes of this Act, is liable to a penalty of the greater of $300 and 50% of the total of

(2) Paragraph 163(2.4)(a) of the Act is replaced by the following:

(a) where the return is required to be filed under section 233.1, $45,000;

(3) Subparagraph 163(2.4)(b)(i) of the Act is replaced by the following:

(i) $45,000, and

(4) Subparagraph 163(2.4)(c)(i) of the Act is replaced by the following:

(i) $45,000, and

(5) Subparagraph 163(2.4)(d)(i) of the Act is replaced by the following:

(i) $45,000, and

(6) Subparagraph 163(2.4)(e)(i) of the Act is replaced by the following:

(i) $4,500, and

(7) Subsection (1) applies to the 2028 and subsequent taxation years.

(8) Subsections (2) to (6) apply in respect of statements or omissions made after 2027.

9 (1) Paragraphs 163.2(3)(a) and (b) of the Act are replaced by the following:

(a) where the statement is made in the course of a planning activity or a valuation activity, the greater of $2,000 and the total of the person’s gross entitlements, at the time at which the notice of assessment of the penalty is sent to the person, in respect of the planning activity and the valuation activity; and

(b) in any other case, $2,000.

(2) Paragraph 163.2(5)(a) of the Act is replaced by the following:

(a) $2,000, and

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(3) Subparagraph 163.2(5)(b)(ii) of the Act is replaced by the following:

(ii) the total of $200,000 and the person’s gross compensation, at the time at which the notice of assessment of the penalty is sent to the person, in respect of the false statement that could be used by or on behalf of the other person.

(4) Subsections (1) to (3) apply in respect of statements made after 2027.

10 (1) Paragraphs 163.3(2)(a) and (b) of the Act are replaced by the following:

(a) unless paragraph (b) applies, $7,000; or

(b) $70,000 if the action of the person occurs after the Minister has assessed a penalty payable by the person under this section or section 285.01 of the Excise Tax Act.

(2) Paragraphs 163.3(3)(a) and (b) of the Act are replaced by the following:

(a)  unless paragraph (b) applies, $7,000; or

(b) $70,000 if the action of the person occurs after the Minister has assessed a penalty payable by the person under this section or section 285.01 of the Excise Tax Act.

(3) Paragraphs 163.3(4)(a) to (c) of the Act are replaced by the following:

(a) unless paragraph (b) or (c) applies, $14,000;

(b) unless paragraph (c) applies, $70,000 if the action of the person occurs after the Minister has assessed a penalty payable by the person under subsection (2) or (3) or subsection 285.01(2) or (3) of the Excise Tax Act; or

(c) $140,000 if the action of the person occurs after the Minister has assessed a penalty payable by the person under this subsection or subsection 285.01(4) of the Excise Tax Act.

(4) Subsections (1) to (3) apply to conduct that occurs, all or in part, after 2027.

11 (1) Subsection 188.1(6) of the Act is replaced by the following:

Failure to file information returns

(6) Every registered charity, registered foreign charity, registered Canadian amateur athletic association and registered journalism organization that fails to file a return for a taxation year as and when required by subsection 149.1(14), (14.1) or (14.2) is liable to a penalty equal to $1,000.

(2) Subsection (1) applies to the 2028 and subsequent taxation years.

12 (1) Paragraphs 220(3.5)(a) and (b) of the Act are replaced by the following:

(a) $24,000, and

(b) the product obtained when $300 is multiplied by the number of complete months from the day on or before which the election was required to be made to the day the application was made in a form satisfactory to the Minister.

(2) Subsection (1) applies in respect of applications made after 2027.

13 (1) Paragraph 237.1(7.4)(a) of the Act is replaced by the following:

(a) $1,000, and

(2) Subsection (1) applies to conduct that occurs, all or in part, after 2027.

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14 (1) The portion of subsection 281(3) of the Act before paragraph (a) is replaced by the following:

Penalty for failure to provide TIN

(3) Every reportable person who fails to provide on request their TIN to a reporting financial institution that is required under this Part to make an information return requiring the TIN is liable to a penalty of $1,000 for each such failure, unless

(2) Subsection (1) applies in respect of failures that occur after 2027.

15 (1) The portion of subsection 293(3) of the Act before paragraph (a) is replaced by the following:

Penalty for failure to provide TIN

(3) Every reportable seller who fails to provide on request their TIN to a reporting platform operator that is required under this Part to make an information return requiring the TIN is liable to a penalty of $1,000 for each such failure, unless

(2) Subsection (1) applies in respect of failures that occur after 2027.

16 (1) The portion of subsection 303(3) of the Act before paragraph (a) is replaced by the following:

(3) Every reportable person and every crypto-asset user that has a controlling person that is a reportable person who fails to provide on request their TIN (or that of a controlling person that is a reportable person) to a reporting crypto-asset service provider that is required under this Part to make an information return requiring the TIN is liable to a penalty of $1,000 for each such failure, unless

(2) Subsection (1) applies in respect of failures that occur after 2027.

17  The Act is further modified to give effect to other proposals relating to the Administrative Penalties — Common Reporting Standard and Other Frameworks as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Taxable Canadian Property

1 (1) Section 69 of the Act is amended by adding the following after subsection (14):

Taxable Canadian property

(15) In applying subsection (11) (without reference to its paragraph (a)) in respect of a taxpayer that is a non-resident person and property that is, at the particular time referred to in that subsection, taxable Canadian property of the taxpayer, the following rules apply:

(a) the reference in paragraph (b) of that subsection to “the property or property substituted for the property” is to be read as a reference to “the property, property substituted for the property or a property if, at any time during the 60-month period that begins at the particular time, more than 50% of its fair market value is derived directly or indirectly from the property or the substituted property”; and

(b) the reference in that subsection to “3 years” is to be read as a reference to “5 years”.

(2) Subsection (1) applies to dispositions that occur after 2026.

2 (1) The portion of subsection 116(2) of the Act before paragraph (a) is replaced by the following:

Certificate in respect of proposed disposition

(2) Subject to subsection (5.5), if a non-resident person who has sent to the Minister a notice under subsection (1) in respect of a proposed disposition of any property has

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(2) The portion of subsection 116(3) of the Act before paragraph (a) is replaced by the following:

Notice to Minister

(3) Subject to subsection (5.012), every non-resident person who in a taxation year disposes of any taxable Canadian property of that person (other than property described in subsection 116(5.2) and excluded property) shall, not later than 10 days after the disposition, send to the Minister, by registered mail, a notice setting out

(3) The portion of subsection 116(4) of the Act before paragraph (a) is replaced by the following:

Certificate in respect of property disposed of

(4) Subject to subsection (5.5), if a non-resident person who has sent to the Minister a notice under subsection (3) in respect of a disposition of any property has

(4) The portion of subsection 116(5) of the Act before paragraph (a) is replaced by the following:

Liability of purchaser

(5) Subject to subsections (5.012) and (5.6), if in a taxation year a purchaser has acquired from a non-resident person any taxable Canadian property (other than depreciable property or excluded property) of the non-resident person, the purchaser, unless

(5) Paragraph 116(5)(a.1) of the Act is replaced by the following:

(a.1) subsection (5.01) or (5.011) applies to the acquisition, or

(6) Section 116 of the Act is amended by adding the following after subsection (5.01):

Subsection 85(1) or (2) rollover

(5.011) Subject to subsection (5.012), this subsection applies to the acquisition of a property by a person (referred to in this subsection and subsection (5.012) as the “purchaser”) from a non-resident person (referred to in this subsection and subsection (5.012) as the “vendor”) if

(a) the property was acquired by the purchaser in circumstances to which subsection 85(1) or (2) applied; and

(b) on or before the day that is 30 days after the date of the acquisition,

(i) the purchaser and the vendor have made an election under subsection 85(1) in respect of the property or the purchaser and all the members of the partnership have made an election under subsection 85(2), as the case may be,

(ii) the purchaser concludes after reasonable inquiry that, because subsection 85(1) or (2), as the case may be, applied to the acquisition, no amount in respect of the disposition of the property is included in the vendor’s taxable income earned in Canada for any taxation year, and

(iii) the purchaser provides notice in accordance with subsection (5.02) in respect of the acquisition.

Subsection 85(1) or (2) rollover — amendment

(5.012) If, in the absence of this subsection, subsection (5.011) would apply to the acquisition of a property, the election referred to in subparagraph (5.011)(b)(i) in respect of the property has been amended under paragraph 85(7.1)(b) and an amount in respect of the disposition of the property is included in the vendor’s taxable income earned in Canada for any taxation year as a result of the amendment, in applying this section to the acquisition of the property by the purchaser from the vendor or the disposition of the property by the vendor, as the case may be,

(a) the reference in subsection (3) to “10 days after the disposition” is to be read as a reference to “10 days after the Minister sent the notice of assessment referred to in subsection 85(9)”;

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(b) the reference in subsection (5) to “the month in which the purchaser acquired the property” is to be read as a reference to “the month in which the Minister sent the notice of assessment referred to in subsection 85(9)”;

(c) the reference in paragraph (5.3)(b) to “the month in which the taxpayer acquired the property” is to be read as a reference to “the month in which the Minister sent the notice of assessment referred to in subsection 85(9)”; and

(d) subsection (5.011) does not apply.

(7) Paragraph 116(5.02)(e) of the Act is replaced by the following:

(e) in the case of a property described in paragraph (5.01)(b) or subsection (6.1), the name of the country with which Canada has concluded a tax treaty under which the property is a treaty-protected property for the purposes of subsection (5.01) or (6.1), as the case may be.

(8) The portion of subsection 116(5.3) of the Act before subparagraph (a)(i) is replaced by the following:

Liability of purchaser in certain cases

(5.3) Subject to subsections (5.012) and (5.6), if in a taxation year a taxpayer has acquired from a non-resident person property referred to in subsection (5.2),

(a) the taxpayer, unless subsection (5.01) or (5.011) applies to the acquisition or unless after reasonable inquiry the taxpayer had no reason to believe that the non-resident person was not resident in Canada, is liable to pay, as tax under this Part for the year on behalf of the non-resident person, 50% of the amount, if any, by which

(9) Section 116 of the Act is amended by adding the following after subsection (5.4):

Non-resident corporation — tax rate

(5.5) Despite paragraphs (2)(a) and (4)(a), if the non-resident person referred to in either of those paragraphs is a corporation, the reference in each of paragraphs (2)(a) and (4)(a) to “25%” is to be read as a reference to “15%”.

Non-resident corporation — purchaser liability

(5.6) If the non-resident person referred to in either of those provisions is a corporation or if the purchaser referred to in subsection (5) or the taxpayer referred to in subsection (5.3), after reasonable inquiry, had no reason to believe that the non-resident person was not a corporation, the following rules apply:

(a) the reference in subsection (5) to “25%” is to be read as a reference to “15%”; and

(b) the reference in paragraph (5.3)(a) to “50%” is to be read as a reference to “30%”.

(10) Subsections (1) to (9) apply in respect of dispositions that occur after 2026.

Ministerial Delegations

1 (1) Subparagraph (v) of the description of A in paragraph 6(1)(k) of the Act is replaced by the following:

(v) in any other case, the amount equal to the product obtained when the designated automobile amount for the year is multiplied by the total number of kilometres that the automobile is driven (otherwise than in connection with or in the course of the taxpayer’s office or employment) during the period or periods referred to in subparagraph 6(1)(k)(ii), and

(2) Subsection (1) applies to the 2026 and subsequent taxation years.

2 (1) Subsection 13(2) of the Act is replaced by the following:

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Recapture — Class 10.1 Passenger Vehicle

(2) Notwithstanding subsection 13(1), where an excess amount is determined under that subsection at the end of a taxation year in respect of a passenger vehicle having a cost to a taxpayer in excess of $20,000 or such other designated automobile amount, unless it was, at any time, designated immediate expensing property as defined in subsection 1104(3.1) of the Income Tax Regulations, that excess amount shall not be included in computing the taxpayer’s income for the year but shall be deemed, for the purposes of B in the definition undepreciated capital cost in subsection 13(21), to be an amount included in the taxpayer’s income for the year by reason of this section.

(2) Paragraph 13(7)(g) of the Act is replaced by the following:

(g) where the cost to a taxpayer of a passenger vehicle exceeds $20,000 or such other designated automobile amount, the capital cost to the taxpayer of the vehicle shall be deemed to be $20,000 or that other designated automobile amount, as the case may be;

(3) Subparagraph 13(7)(h)(iii) of the Act is replaced by the following:

(iii) $20,000 or such other designated automobile amount; and

(4) The portion of paragraph 13(7)(i) of the Act preceding subparagraph (ii) is replaced by the following:

(i) if the cost to a taxpayer of a zero-emission passenger vehicle exceeds the designated automobile amount, or if the cost of a passenger vehicle that was, at any time, designated immediate expensing property as defined in subsection 1104(3.1) of the Income Tax Regulations exceeds the designated automobile amount,

(i) the capital cost to the taxpayer of the vehicle is deemed to be equal to the designated automobile amount, and

(5) Subsections (1) to (4) apply to the 2026 and subsequent taxation years.

3 (1) Paragraph 18(1)(r) of the Act is replaced by the following:

Certain automobile expenses

(r) an amount paid or payable by the taxpayer as an allowance for the use by an individual of an automobile to the extent that the amount exceeds the designated automobile amount, except where the amount so paid or payable is required to be included in computing the individual’s income;

(2) Subsection (1) applies to the 2026 and subsequent taxation years.

4 (1) Paragraph 20(16.1)(a) of the Act is replaced by the following:

(a) in respect of a passenger vehicle of a taxpayer that has a cost to the taxpayer in excess of $20,000 or any other designated automobile amount;

(2) Subsection (1) applies to the 2026 and subsequent taxation years.

5 (1) The description of A in section 67.2 of the Act is replaced by the following:

A  is $250 or such other designated automobile amount; and

(2) Subsection (1) applies to the 2026 and subsequent taxation years.

6 (1) The description of A in paragraph 67.3(c) of the Act is replaced by the following:

A  is $600 or such other designated automobile amount,

(2) The descriptions of B and C in paragraph 67.3(d) of the Act are replaced by the following:

B  is $20,000 or such other designated automobile amount,

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C	is the greater of $23,529 (or such other designated automobile amount) and the manufacturer’s list price for the vehicle,

(3) Subsections (1) and (2) apply to the 2026 and subsequent taxation years.

7 (1) Subsection 80.3(1) of the Act is amended by adding the following in alphabetical order:

designated drought region means a region designated under paragraph (8)(a) for a calendar year; (région de sécheresse désignée )

designated region of flood or excessive moisture means a region designated under paragraph (8)(b) for a calendar year. (région inondable ou à humidité excessive désignée)

(2) The portion of subsection 80.3(4) of the Act before the formula is replaced by the following:

Income deferral for regions of drought, flood or excessive moisture

(4) If in a taxation year a taxpayer carries on a farming business in a region that is at any time in the year a designated drought region or a designated region of flood or excessive moisture and the taxpayer’s breeding herd at the end of the year in respect of the business does not exceed 85% of the taxpayer’s breeding herd at the beginning of the year in respect of the business, there may be deducted in computing the taxpayer’s income from the business for the year the amount that the taxpayer claims, not exceeding the amount, if any, determined by the formula

(3) The portion of subsection 80.3(4.1) of the Act before the formula is replaced by the following:

Income deferral

(4.1) If in a taxation year a taxpayer carries on a farming business in a region that is at any time in the year a designated drought region or a designated region of flood or excessive moisture and the taxpayer’s breeding bee stock at the end of the year in respect of the business does not exceed 85% of the taxpayer’s breeding bee stock at the beginning of the year in respect of the business, there may be deducted in computing the taxpayer’s income from the business for the year the amount that the taxpayer claims, not exceeding the amount, if any, determined by the formula

(4) The portion of subsection 80.3(5) of the Act before paragraph (b) is replaced by the following:

Inclusion of deferred amount

(5) An amount deducted under subsection (4) or (4.1) in computing the income of a taxpayer for a particular taxation year from a farming business carried on in a region designated under subsection (8) may, to the extent that the taxpayer so elects, be included in computing the taxpayer’s income from the business for a taxation year ending after the particular taxation year, and is, except to the extent that the amount has been included under this subsection in computing the taxpayer’s income from the business for a preceding taxation year after the particular year, deemed to be income of the taxpayer from the business for the taxation year of the taxpayer that is the earliest of

(a) the first taxation year beginning after the end of the period or series of continuous periods, as the case may be, for which the region is designated under subsection (8),

(5) Section 80.3 of the Act is amended by adding the following after subsection (7):

Authority to designate

(8) For the purposes of this section, the Minister of Finance may at any time, in consultation with the Minister of Agriculture and Agri-Food, designate for a calendar year after 2024

(a) a drought region; and

(b) a region of flood or excessive moisture.

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Publication

(9) The Minister of Finance shall cause to be published, by posting on the website of the Department of Finance or by any other means that the Minister of Finance considers appropriate, the drought regions and the regions of flood or excessive moisture, as the case may be, that are designated under subsection (8).

(6) Subsections (1) to (5) apply to the 2025 and subsequent taxation years.

8 (1) Subparagraph 85(1)(e.4)(i) of the Act is replaced by the following:

(i) the property is depreciable property of a prescribed class of the taxpayer and is a passenger vehicle the cost to the taxpayer of which was more than $20,000 or such other designated automobile amount, and

(2) Subsection (1) applies to the 2026 and subsequent taxation years.

9 (1) The portion of paragraph 86.1(2)(c) of the Act before subparagraph (i) is replaced by the following:

(c) in the case of a distribution that is not designated,

(2) The portion of paragraph 86.1(2)(d) of the Act before subparagraph (i) is replaced by the following:

(d) in the case of a distribution that is designated,

(3) Subparagraph 86.1(2)(d)(iv) of the Act is replaced by the following:

(iv) the distribution is designated subject to such terms and conditions as are considered appropriate in the circumstances;

(4) Subparagraphs 86.1(2)(e)(vi) and (vii) of the Act are replaced by the following:

(vi) in the case of a distribution that is not designated, that the distribution is not taxable under the provisions of the Internal Revenue Code of 1986 of the United States, as amended from time to time, that apply to the distribution,

(vii) in the case of a distribution that is designated, that the distribution is not taxable under the law of the foreign country, and

(5) Section 86.1 of the Act is amended by adding the following after subsection (5):

Authority to designate distributions

(6) For the purposes of this section, the Minister of National Revenue may at any time, with the concurrence of the Minister of Finance, designate distributions.

Publication

(7) The Minister of National Revenue shall cause to be published, by posting on the website of the Canada Revenue Agency or by any other means that the Minister of National Revenue considers appropriate, the distributions that are designated under subsection (6).

(6) Subsections (1) to (5) apply in respect of distributions made on or after Budget Day.

10 (1) Subsection 248(1) of the Act is amended by adding the following in alphabetical order:

designated automobile amount means an amount designated by the Minister of Finance under subsection 262.1(1) for a calendar year; (montant désigné pour l’automobile)

(2) Subsection (1) applies to the 2026 and subsequent taxation years.

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11 (1)  The Act is amended by adding the following after section 262:

Authority to designate amounts

262.1 (1) For the purposes of the following provisions, the Minister of Finance may at any time designate an amount for a calendar year after 2025

(a) the description of A in section 67.2;

(b) subsection 13(2);

(c) paragraphs 13(7)(g), 13(7)(i), 18(1)(r) and 20(16.1)(a), the description of A in paragraph 67.3(c) and the descriptions of B and C in paragraph 67.3(d); and

(d) subparagraph (v) of the description of A in paragraph 6(1)(k) and subparagraphs 13(7)(i)(i), 13(7)(h)(iii) and 85(1)(e.4)(i).

Publication

(2) The Minister of Finance shall cause to be published, by posting on the Internet website of the Department of Fiance or by any other means that the Minister of Finance considers appropriate, any of the amounts that are designated by the Minister of Finance under subsection (1).

(3) Subsections (1) and (2) apply to the 2026 and subsequent taxation years.

12 The Act is further modified to give effect to the proposals relating to the Ministerial Delegations — Qualified and Prescribed Donees as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

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Notice of Ways and Means Motion to amend the Excise Tax Act, the Excise Act, 2001, the Federal-Provincial Fiscal Arrangements Act and other tax statutes and related texts

That it is expedient to amend the Excise Tax Act, the Excise Act, 2001, the Federal-Provincial Fiscal Arrangements Act and other tax statutes and related texts as follows:

GST/HST Health Measures

Excise Tax Act

1 (1) The portion of the definition practitioner in section 1 of Part II of Schedule V to the Excise Tax Act before paragraph (b) is replaced by the following:

practitioner, in respect of a supply of optometric, chiropractic, physiotherapy, chiropodic, podiatric, audiological, speech-language pathology, occupational therapy, psychological, psychotherapy, counselling therapy, midwifery, dietetic, acupuncture, naturopathic or massage therapy services, means a person who

(a) practises the profession of optometry, chiropractic, physiotherapy, chiropody, podiatry, audiology, speech-language pathology, occupational therapy, psychology, psychotherapy, counselling therapy, midwifery, dietetics, acupuncture, naturopathy as a naturopathic doctor or massage therapy, as the case may be,

(2) Subsection (1) applies to any supply made after Budget Day.

2 (1) Section 7 of Part II of Schedule V to the Act is amended by striking out “and” at the end of paragraph (l), by adding “and” at the end of paragraph (m) and by adding the following after paragraph (m):

(n) massage therapy services.

(2) Subsection (1) applies to any supply made after Budget Day.

3 (1) Part II of Schedule VI to the Act is amended by adding the following after section 41:

42 A supply of an alternating electric fields therapy device that is specially designed to treat cancer by disrupting the division of cancer cells and slowing or stopping tumour growth.

(2) Subsection (1) applies to any supply made after Budget Day.

Pre-Approval Regime for GST/HST Input Tax Credit Allocation Methods of Financial Institutions

Excise Tax Act

4 (1) Subsection 141.02(18) of the Excise Tax Act is replaced by the following:

Application for pre-approved method

(18) A person that is, or is reasonably expected to be, a qualifying institution for a particular fiscal year may apply to the Minister

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(a) to use particular methods to determine for the particular fiscal year the operative extent and the procurative extent of each business input of the person; or

(b) if the person is reasonably expected to be a qualifying institution for each of the two fiscal years of the person that immediately follow the particular fiscal year (in this subsection and subsections (20), (23) and (23.1) referred to as the “two subsequent fiscal years”), to use particular methods to determine for the particular fiscal year and for each of the two subsequent fiscal years the operative extent and the procurative extent of each business input of the person.

(2) Subparagraph 141.02(19)(b)(i) of the Act is replaced by the following:

(i) the day that is 180 days before the first day of the first fiscal year to which the application applies, or

(3) Paragraph 141.02(20)(a) of the Act is replaced by the following:

(a) consider the application and

(i) if the application is for only a particular fiscal year of the person, authorize or deny the use of the particular methods for the particular fiscal year, or

(ii) if the application is for a particular fiscal year of the person and for the two subsequent fiscal years of the person,

(A) authorize the use of the particular methods for the particular fiscal year and for each of the two subsequent fiscal years,

(B) authorize the use of the particular methods for the particular fiscal year but deny the use of the particular methods for each of the two subsequent fiscal years, or

(C) deny the use of the particular methods for the particular fiscal year and for each of the two subsequent fiscal years; and

(4) Clause 141.02(20)(b)(i)(B) of the Act is replaced by the following:

(B) the day that is 180 days before the first day of the first fiscal year to which the application applies, or

(5) Subsection 141.02(23) of the Act is replaced by the following:

Revocation

(23) An authorization granted under subsection (20) to a person in respect of a particular fiscal year of the person, or in respect of a particular fiscal year of the person and each of the two subsequent fiscal years of the person, ceases to have effect on the first day of the particular fiscal year and, for the purposes of this Part, is deemed never to have been granted if

(a) the Minister revokes the authorization and sends a notice of revocation to the person on or before the day that is 60 days before the day that is the first day of the particular fiscal year;

(b) the person files in prescribed manner with the Minister a notice of revocation in prescribed form containing pre-scribed information on or before the day that is 60 days before the first day of the particular fiscal year; or

(c) the person is not a qualifying institution for the particular fiscal year.

Revocation — subsequent year

(23.1) An authorization granted under subsection (20) to a person in respect of a particular fiscal year of the person and each of the two subsequent fiscal years of the person ceases to have effect on the first day of a fiscal year of the person (in

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this subsection referred to as the “specified fiscal year”) that is one of the two subsequent fiscal years and, for the purposes of this Part, is deemed to have been granted only in respect of each of the fiscal years in respect of which the authorization was granted that precede the specified fiscal year if

(a) the person files with the Minister, in prescribed manner on or before the day that is 60 days before the first day of the specified fiscal year, an application made in prescribed form containing prescribed information to have the authorization cease to have effect on the first day of the specified fiscal year and the Minister notifies the person in writing before the first day of the specified fiscal year that the Minister has approved the application; or

(b) the person is a qualifying institution for each of the fiscal years in respect of which the authorization was granted that precede the specified fiscal year but is not a qualifying institution for the specified fiscal year.

(6) Subparagraph 141.02(24)(b)(ii) of the Act is replaced by the following:

(ii) an authorization under subsection (20) for the particular fiscal year has ceased to have effect only because of the application of paragraph (23)(c) or (23.1)(b).

(7) Subsection 141.02(25) of the Act is replaced by the following:

Effect of approval

(25) On receipt of the application made under subsection (24) in respect of a fiscal year of a person, the Minister shall, with all due dispatch, consider the application and notify the person in writing of the decision and, if the Minister makes the designation, the person is deemed for the purposes of subsection (18) and paragraphs (23)(c) and (23.1)(b) to be a qualifying institution for the fiscal year.

(8) Subsections (1) to (7) apply in respect of any fiscal year of a person beginning after June 2027.

Product Descriptions and Regulatory Cross-References in Sales and Excise Tax Rules

Excise Tax Act

5 (1) Paragraphs 23(8)(b) and (b.1) of the Excise Tax Act are replaced by the following:

(b) goods imported into Canada that are classified under heading No. 98.01, tariff item No. 9802.00.00 or 9803.00.00, heading No. 98.04 or tariff item No. 9805.00.00, 9806.00.00, 9807.00.00, 9810.00.00, 9811.00.00, 9816.00.00 or 9971.00.00 of the List of Tariff Provisions set out in the schedule to the Customs Tariff or that are display goods meeting the requirements under tariff item No. 9993.00.00 of that List and the Temporary Importation (Tariff Item No. 9993.00) Regulations;

(2) Subsection (1) comes into force on the first day of the second month after the month in which the Act enacting that subsection receives royal assent.

6 (1) Paragraph (a) of the definition specified motor vehicle in subsection 123(1) of the Act is replaced by the following:

(a) goods (other than prescribed motor vehicles) that

(i) are or would be, if they were imported, classified under any of tariff item Nos. 8701.21.00 to 8701.30.00, 8701.91.00 to 8701.94.00 and 8701.95.90, heading No. 87.02, subheading Nos. 8704.21 to 8704.90, heading No. 87.05 and tariff item Nos. 8711.20.00 to 8711.50.00, 8711.90.00 and 8716.39.20 to 8716.40.00 of the List of Tariff Provisions set out in the schedule to the Customs Tariff,

(ii) are or would be, if they were imported, classified under any of tariff item No. 8703.10.10 and subheading Nos. 8703.21 to 8703.90 of that List, other than racing cars,

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(iii) are or would be, if they were imported, classified under tariff item No. 8711.60.00 of that List and do not require pedalling for propulsion,

(iv) are or would be, if they were imported, classified under tariff item No. 8716.10.00 of that List and are vehicles for camping, or

(v) are or would be, if they were imported, classified under subheading No. 8716.80 of that List and are designed to be towed by motor vehicles, and

(2) Subsection (1) comes into force on the first day of the second month after the month in which the Act enacting that subsection receives royal assent.

7  (1) Paragraph 195.2(1)(a) of the Act is replaced by the following:

(a) if tax under Division III was not paid on the property in respect of that importation because the property was included in section 1 or 9 of Schedule VII or the property was included in section 8 of that Schedule and was classified under tariff item No. 9813.00.00 or 9814.00.00 of the List of Tariff Provisions set out in the schedule to the Customs Tariff or would have been so classified if each of those tariff items were read without reference to paragraph (a) of its Description of Goods;

(2) Subsection (1) comes into force on the first day of the second month after the month in which the Act enacting that subsection receives royal assent.

8  (1) Paragraph 6.2(a) of Part V of Schedule VI to the Act is replaced by the following:

(a) an emergency repair service in respect of, or a service of storing, an empty cargo container that is used in transporting property to or from Canada and is classified under heading No. 98.01 of the List of Tariff Provisions set out in the schedule to the Customs Tariff; and

(2) Subsection (1) comes into force on the first day of the second month after the month in which the Act enacting that subsection receives royal assent.

9 (1) Section 1 of Schedule VII to the Act is replaced by the following:

1 Goods that are classified under heading No. 98.01 or tariff item No. 9802.00.00, 9803.00.00, 9804.10.00, 9804.20.00, 9804.40.00, 9805.00.00, 9806.00.00, 9807.00.00, 9810.00.00, 9811.00.00, 9812.00.00, 9815.00.00 or 9816.00.00 of the List of Tariff Provisions set out in the schedule to the Customs Tariff to the extent that the goods are not subject to duty under that Act.

(2) Subsection (1) comes into force on the first day of the second month after the month in which the Act enacting that subsection receives royal assent.

10 (1) Section 1.2 of Schedule VII to the Act is repealed.

(2) Subsection (1) comes into force on the first day of the second month after the month in which the Act enacting that subsection receives royal assent.

11 (1) Section 9 of Schedule VII to the Act is replaced by the following:

9 Containers that, because of tariff item No. 9813.00.00 or 9814.00.00 of the List of Tariff Provisions set out in the schedule to the Customs Tariff and regulations made under paragraph 129(a) of that Act, may be imported free of customs duties.

(2) Subsection (1) comes into force on the first day of the second month after the month in which the Act enacting that subsection receives royal assent.

12 (1) Section 1 of Part I of Schedule X to the Act is replaced by the following:

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1 Property that is at any time brought into a participating province and that is described in heading No. 98.01 or tariff item No. 9810.00.00 or 9812.00.00 of the List of Tariff Provisions set out in the schedule to the Customs Tariff to the extent that the property would not be subject to customs duties under that Act.

1.1 Books brought into a participating province that are received from free lending libraries, subject to return within 60 days.

(2) Subsection (1) comes into force on the first day of the second month after the month in which the Act enacting that subsection receives royal assent.

13 (1) Section 4 of Part I of Schedule X to the Act is replaced by the following:

4 Arms, military stores and munitions of war brought into a participating province by the Government of Canada in replacement of or in anticipation or actual exchange for similar goods loaned to or exchanged or to be exchanged with the governments of a foreign country designated by the Governor in Council under tariff item No. 9810.00.00 of the List of Tariff Provisions set out in the schedule to the Customs Tariff.

(2) Subsection (1) comes into force on the first day of the second month after the month in which the Act enacting that subsection receives royal assent.

14 (1) Sections 6 and 7 of Part I of Schedule X to the Act are replaced by the following:

6 Property (other than advertising matter or excisable goods), having a fair market value of $60 or less, that is a casual donation sent by a person in a province to a person in another province that is a participating province, or brought by a person who is a resident in a province into another province that is a participating province as a gift to a person in that other province, in accordance with any regulations as the Minister of Public Safety and Emergency Preparedness may make for purposes of tariff item No. 9816.00.00 of the List of Tariff Provisions set out in the schedule to the Customs Tariff.

(2) Subsection (1) comes into force on the first day of the second month after the month in which the Act enacting that subsection receives royal assent.

15 (1) The portion of section 8 of Part I of Schedule X to the Act before paragraph (a) is replaced by the following:

8 Property that is brought into a participating province on a temporary basis, where the property is

(2) Paragraph 8(d) of Part I of Schedule X is replaced by the following:

(d) conveyances or containers engaged in the international traffic of goods.

(3) Subsections (1) and (2) come into force on the first day of the second month after the month in which the Act enacting those subsections receives royal assent.

16 (1) Sections 10 and 11 of Part I of Schedule X to the Act are replaced by the following:

10 Any of the following property that is brought into a participating province and that is given as a gift or bequest to an individual who is resident in the participating province:

(a) personal and household effects of an individual who died outside the participating province and was, at the time of death, resident in the participating province, if the personal and household effects were owned, possessed and used by the individual outside the participating province, or

(b) personal and household effects received, by an individual who is resident in the participating province, as a result or in anticipation of the death of a particular individual who was not resident in the participating province, if the personal and household effects were owned, possessed and used by the particular individual outside the participating province.

11 Medals, trophies and other prizes that are brought into a participating province, not including usual merchantable goods, and that are won outside the participating province in competitions, are bestowed, received or accepted outside

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the participating province or are donated by persons outside the participating province, for heroic deeds, valour or distinction.

(2) Subsection (1) comes into force on the first day of the second month after the month in which the Act enacting that subsection receives royal assent.

17 (1) Section 16 of Part I of Schedule X to the Act is replaced by the following:

16 Containers that are brought into a participating province and that would, if they were imported, be imported free of customs duties under the Customs Tariff because of tarif f item No. 9813.00.00 or 9814.00.00 of the List of Tariff Provisions set out in the schedule to that Act and regulations made under paragraph 129(a) of that Act.

(2) Subsection (1) comes into force on the first day of the second month after the month in which the Act enacting that subsection receives royal assent.

Temporary Importation (Excise Levies and Additional Duties) Regulations

18 (1) The Temporary Importation (Excise Levies and Additional Duties) Regulations are repealed.

(2) Subsection (1) comes into force on the first day of the second month after the day on which that subsection is enacted or made.

Value of Imported Goods (GST/HST) Regulations

19 (1) The portion of section 3 of the Value of Imported Goods (GST/HST) Regulations before the formula is replaced by the following:

3 For the purposes of subsection 215(2) of the Act, the value of goods described in the schedule to these Regulations if imported in circumstances in which the terms and conditions of tariff item No. 9993.00.00 of the List of Tariff Provisions set out in the schedule to the Customs Tariff and the Temporary Importation (Tariff Item No. 9993.00) Regulations are met or, if the goods are classified under another tariff item of that List and those Regulations do not apply, imported in circumstances in which those terms and conditions (other than any respecting security) would be met if the goods were classified under tariff item No. 9993.00.00 of that List and those Regulations applied, is determined by the formula

(2) Subsection (1) comes into force on the first day of the second month after the day on which that subsection is enacted or made except that it also applies in respect of amusement riding devices and re-lated equipment imported after 1990.

20 (1) Sections 9 to 11 of the Regulations are replaced by the following:

9 For the purposes of subsection 215(2) of the Act, if a locomotive, railway rolling stock or miscellaneous railway equipment is imported in accordance with subheading No. 9801.10 of the List of Tariff Provisions set out in the schedule to the Customs Tariff and if it either enters domestic service or is temporarily diverted for use in Canada without meeting the requirements of tariff item No. 9801.20.00 of that List, its value is determined by the formula

(1/120 × A × B) + C

where

A	is the value for duty of the locomotive, railway rolling stock or miscellaneous railway equipment, as the case may be;

B	is the number of months during which the locomotive, railway rolling stock or miscellaneous railway equipment, as the case may be, remains in Canada; and

C	is the sum of the remaining duties payable in respect of the locomotive, railway rolling stock or miscellaneous railway equipment, as the case may be.

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(2) Subsection (1) comes into force on the first day of the second month after the day on which that subsection is enacted or made.

21 (1) The Regulations are amended by adding the following after section 15:

SCHEDULE

(Subsection 3(1))

Item	Column I Goods

1	Amusement riding devices and related equipment.

2	Machinery, equipment or other articles, not available from production in Canada, for demonstration by a Canadian resident to prospective customers, if imported by a non-resident person.

3	Tools or other equipment for the erection, installation, repair or trial of machinery or equipment, if supplied by the foreign manufacturer of that machinery or equipment and imported by a non-resident person.

4	Vehicles engaged in the transportation of machinery and equipment to be used for demonstration or instructional purposes, if specially designed or equipped to undertake such transport and imported by a non-resident person.

5	Specialized test equipment imported by the non-resident manufacturer of an article to be tested in Canada, for use in testing that article.

6	Trucks, equipment and mobile accommodation facilities, not available from Canadian sources, if imported by non-residents for their use in the harvesting of crops.

7	Equipment for use in the conduct of pollution or hygienic surveys in the interest of health or safety.

8	Photographic equipment imported by non-residents for their use in the filming of a television production, other than a television commercial, or in the production of feature-length motion pictures or films of an educational character if the film or video recording to be produced is intended for international distribution.

9	Wardrobe properties, stage properties and special effects equipment, not available from Canadian sources, imported by non-residents for their use in the filming or video recording of a television production, other than a television commercial, or in the production of feature- length films, motion pictures or films of an educational character if the film or video recording to be produced is intended for international distribution.

10	Equipment imported by non-residents for their use in recording performances by artists in Canada, if the recordings will be distributed internationally.
11	Lighting and sound equipment for use at a fair, exhibition or rodeo.

12	Photographic equipment, video and sound-recording apparatus to film the operation of a Canadian subsidiary of a foreign company if the content will be included in a film or brochure illustrating the company’s international aspects, if it is essential that the Canadian and foreign produced segments be consistent with each other and if imported by a non-resident person.

13	Simultaneous interpretation equipment for use at meetings of a non-commercial nature conducted by international, national or provincial organizations.

14	Goods imported by non-residents for their use in the conduct of religious or revival meetings in Canada, excluding goods for sale.

15	Recorded lectures from the Photographic Society of America Inc. for instructing individual members and affiliated camera clubs in photographic techniques.

16	Academic regalia consisting of academic hoods, caps, gowns, sashes and other articles of wearing apparel imported by non-commercial importers for graduation and commencement ceremonies, if exported within 30 days.

(2) Subsection (1) comes into force on the first day of the second month after the day on which that subsection is enacted or made except that it also applies in respect of amusement riding devices and related equipment imported after 1990.

Non-Taxable Imported Goods (GST/HST) Regulations

22 (1) The portion of paragraph 3(d) of the Non-Taxable Imported Goods (GST/HST) Regulations before subparagraph (i) is replaced by the following:

(d) goods imported for the sole purpose of maintenance, overhaul, alteration, adjustment or repair of those goods in Canada, if

(2) Subparagraph 3(d)(ii) of the Regulations is replaced by the following:

(ii) the goods are exported as soon after the maintenance, overhaul, alteration, adjustment or repair is completed as is reasonable having regard to the circumstances surrounding the importation and, if applicable, to the normal business practice of the importer;

(3) Subparagraph 3(f)(i) of the Regulations is replaced by the following:

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(i) the conveyance is non-taxable by reason of the reference to heading No. 98.01 of the List of Tariff Provisions set out in the schedule to the Customs Tariff in section 1 of Schedule VII to the Act, and the conveyance is diverted for maintenance, overhaul or repair in Canada,

(4) Paragraph 3(h) of the Regulations is replaced by the following:

(h) vessels imported in circumstances where customs duties have been remitted or removed under section 5, 6, 7, 15, 16 or 17 of the Vessel Duties Reduction or Removal Regulations;

(5) Paragraph 3(i) of the Regulations is replaced by the following:

(i) goods that are described in the schedule to these Regulations and that are classified under tariff item No. 9993.00.00 of the List of Tariff Provisions set out in the schedule to the Customs Tariff if the conditions set out in the schedule to these Regulations and in the Temporary Importation (Tariff Item No. 9993.00) Regulations in respect of the goods are met;

(6) Paragraph 3(l) of the Regulations is replaced by the following:

(l) machinery and equipment classified under chapter 84 or 85 of the List of Tariff Provisions set out in the schedule to the Customs Tariff and vehicles classified under chapter 87 of that List imported by international bridge or tunnel authorities to be employed in the maintenance or operation of international bridges or tunnels or their approaches;

(7) Subsections (1) to (6) come into force on the first day of the second month after the day on which those subsections are enacted or made.

23 (1) The Regulations are amended by adding the following after section 6:

SCHEDULE

(Paragraph 3(i))

Column I

Item	Goods

1	Books received from free lending libraries abroad, subject to return within 60 days.

2	Display goods and apparatuses to display those goods.

3	Commercial samples and advertising films.

4	Equipment imported for use in side shows or concessions at circuses, fairs, exhibitions or rodeos, excluding goods imported for the purpose of being sold or disposed of in any manner in Canada.

5	Goods produced or owned by a non-resident who is considering the acquisition of Canadian processing or packaging machinery, if the goods are imported to demonstrate the performance of Canadian processing or packaging machinery.

6	Articles to be tested and specialized test equipment permanently attached to or installed on those articles.

7	Specially designed tools imported by an organization, referred to in tariff item No. 9988.00.00 of the List of Tariff Provisions set out in the schedule to the Customs Tariff, for the maintenance, checking, gauging or repair of scientific equipment in use at or by that organization.

8	Cinematographic and video and sound recording equipment imported by non-residents for their use in the production of cultural, educational or entertainment films or video recordings under an agreement between Canada and any other country.

9	Equipment for air shows, aquatic displays, trained animal acts, automobile dare-devil shows and other acts of a similar character, excluding costumes, stage properties and related theatrical equipment, and trained animals; all of the foregoing if imported by non-residents for their use in providing live entertainment.

10	Musical instruments if imported by non-residents for their use in recording sessions or during live performances.

11	Equipment for circuses, with or without menageries, but not including amusement riding devices for which a separate admission fee is charged.

12	Cars, motorcycles, water-borne craft, aircraft, air-cushion vehicles, snow vehicles and other conveyances, and repair parts and repair equipment therefor, if for use in racing and imported by a non-resident person.

13	Animals and equipment for use therewith, for pasturage, competition, training or breeding.

14	Sulkies, saddles, harnesses and related equipment imported by non-residents for their use in racing.

15	Athletic equipment and apparel, and training and other equipment imported by non-resident teams or athletes, or their support personnel, for their use in connection with professional or organized amateur sports activities, excluding goods provided for under item 12.

16	Photographic equipment, including film; transmitting equipment not required to be licensed by the Government of Canada; radio and television equipment; video and sound-recording apparatus and related material and equipment; all of the foregoing if imported by non-residents for their use in covering news and sports events.

17	Photographic and related equipment, including film and videotape, imported by non-residents for their use in the production of travelogue films, television specials or illustrated articles in foreign periodicals that would be of benefit to the Canadian tourist industry.

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Column I

Item	Goods

18	Goods, not available from Canadian sources, to be used in the production of commercials or to be photographed for use in commercials, brochures, catalogues or other advertising material; goods for use in commercials, brochures, catalogues and other advertising material for export.

19	Motion-picture films, slides, audio and video tapes and sound recordings devoid of advertising for use in sales meetings or staff training or giving technical instruction to employees when imported by a non-resident person.

20	Lecture material including films, tapes, slides, projectors, videotape machines, sound recorders, charts and other articles imported by non- residents for their use in illustrating non-commercial lectures at meetings of educational societies, professional associations, athletic associations, church groups, service clubs and similar organizations, whether or not a fee is to be paid to the lecturer or an admission fee is to be charged.

21	Films, videotapes and slides of an instructive, informative or documentary nature, if consigned to social and service clubs, charitable organizations and other similar groups, for entertainment.

22	Articles for use by students undertaking correspondence courses sponsored by foreign schools for use in conjunction with those courses.

23	Motion-picture films, videotapes, television and radio programs and other articles for review by a recognized review board.

24	Articles for in-transit movement through Canada.

(2) Subsection (1) comes into force on the first day of the second month after the day on which that subsection is enacted or made.

Cannabis Taxation

Excise Act, 2001

24 (1) Section 2 of the Excise Act, 2001 is amended by adding the following in alphabetical order:

cannabis extract has the same meaning as in subsection 1(1) of the Cannabis Regulations. (extrait de cannabis)

cannabis topical has the same meaning as in subsection 1(1) of the Cannabis Regulations. (cannabis pour usage to-pique)

edible cannabis has the same meaning as in subsection 1(1) of the Cannabis Regulations. (cannabis comestible)

(2)  Section 2 of the Act is amended by adding the following in alphabetical order:

common cannabis stamp means a cannabis excise stamp the purpose of which is to indicate that additional cannabis duty has been paid in respect of a common cannabis stamp province but not to indicate the specific common cannabis stamp province in respect of which that duty has been paid. (timbre de cannabis partagé)

common cannabis stamp province means a province that is listed in section 4 of the Excise Duties on Cannabis Regu-lations and that is prescribed for the purposes of this definition. (province de timbre de cannabis partagé)

(3)  Subsection (2) comes into force on January 1, 2028.

25 (1) Subparagraph 158.09(1)(a)(ii) of the Act is replaced by the following:

(ii) if additional cannabis duty in respect of a specified province is imposed on the cannabis product

(A) in the case of a common cannabis stamp province, the cannabis product is stamped with

(I) a common cannabis stamp, or

(II) a cannabis excise stamp that indicates that additional cannabis duty in respect of the specified province has been paid, and

(B) in any other case, the cannabis product is stamped with a cannabis excise stamp that indicates that additional cannabis duty in respect of the specified province has been paid; or

(2) Clause 158.09(1)(a)(ii)(A) of the Act, as enacted by subsection (1), is replaced by the following:

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(A) in the case of a common cannabis stamp province, the cannabis product is stamped with a common cannabis stamp, and

(3) Subsection (1) comes into force on January 1, 2028.

(4) Subsection (2) comes into force on July 1, 2029.

26 (1) Subsection 158.11(2) of the Act is replaced by the following:

Unlawful possession or sale — specified province

(2) No person, other than a cannabis licensee, shall dispose of, sell, offer for sale, purchase or have in their possession a cannabis product in a specified province unless

(a) in the case of a common cannabis stamp province, the cannabis product is stamped with

(i) a common cannabis stamp, or

(ii) a cannabis excise stamp that indicates that additional cannabis duty in respect of the specified province has been paid; and

(b) in any other case, the cannabis product is stamped with a cannabis excise stamp that indicates that additional cannabis duty in respect of the specified province has been paid.

Sending or conveying with common stamp

(2.1) No person shall send or convey from one province to another a cannabis product that is stamped with a common cannabis stamp.

(2) Paragraph 158.11(2)(a) of the Act, as enacted by subsection (1), is replaced by the following:

(a) in the case of a common cannabis stamp province, the cannabis product is stamped with a common cannabis stamp; and

(3) Section 158.11 of the Act is amended by adding the following after subsection (6):

Exception — sending or conveying between provinces

(7) Subsection (2.1) does not apply to the sending or conveyance of a cannabis product from a particular province to another province

(a) by a cannabis licensee for delivery to a purchaser of the cannabis product if

(i) the cannabis product has not previously been entered into the duty-paid market of a province, or

(ii) the cannabis licensee entered the cannabis product into the duty-paid market of the particular province;

(b) by a cannabis licensee that owns the cannabis product for delivery to the premises of the cannabis licensee; or

(c) in prescribed circumstances or for a prescribed purpose.

(4) Subsections (1) and (3) come into force on January 1, 2028.

(5) Subsection (2) comes into force on January 1, 2030.

27 (1) Paragraph 158.12(1)(c) of the Act is replaced by the following:

(c) if additional cannabis duty in respect of a specified province is imposed on the cannabis product,

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(i) in the case of a common cannabis stamp province, the cannabis product is stamped with

(A) a common cannabis stamp, or

(B) a cannabis excise stamp that indicates that additional cannabis duty in respect of the specified province has been paid, and

(ii)  in any other case, the cannabis product is stamped with a cannabis excise stamp that indicates that additional cannabis duty in respect of the specified province has been paid.

(2) Subparagraph 158.12(1)(c)(i) of the Act, as enacted by subsection (1), is replaced by the following:

(i) in the case of a common cannabis stamp province, the cannabis product is stamped with a common cannabis stamp, and

(3)  Subsection (1) comes into force on January 1, 2028.

(4)  Subsection (2) comes into force on July 1, 2029.

28  (1)  Paragraph 158.13(d) of the Act is replaced by the following:

(d) if the cannabis product is to be entered in the duty-paid market of a specified province, the cannabis product is stamped — by the particular cannabis licensee or, if prescribed conditions are met, by another cannabis licensee — with

(i) in the case of a common cannabis stamp province,

(A) a common cannabis stamp that has been issued to the particular cannabis licensee, or

(B) a cannabis excise stamp that has been issued to the particular cannabis licensee and that indicates that additional cannabis duty in respect of the specified province has been paid, and

(ii) in any other case, a cannabis excise stamp that has been issued to the particular cannabis licensee and that indicates that additional cannabis duty in respect of the specified province has been paid; and

(2)  Subparagraph 158.13(d)(i) of the Act, as enacted by subsection (1), is replaced by the following:

(i) in the case of a common cannabis stamp province, a common cannabis stamp that has been issued to the particular cannabis licensee, and

(3) Subsection (1) comes into force on January 1, 2028.

(4) Subsection (2) comes into force on July 1, 2029.

29 (1) Subsection 158.14(2) of the Act is replaced by the following:

Absence of common cannabis stamp

(2) The absence on a cannabis product of a common cannabis stamp and of stamping that indicates that additional cannabis duty in respect of a common cannabis stamp province has been paid is notice to all persons that additional cannabis duty in respect of the common cannabis stamp province has not been paid on the cannabis product.

Absence of province-specific stamp

(3) The absence on a cannabis product of stamping that indicates that additional cannabis duty in respect of a specified province that is not a common cannabis stamp province has been paid is notice to all persons that additional cannabis duty in respect of the specified province has not been paid on the cannabis product.

(2) Subsection 158.14(2) of the Act, as enacted by subsection (1), is replaced by the following:

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Absence of common cannabis stamp

(2) The absence on a cannabis product of a common cannabis stamp is notice to all persons that no additional cannabis duty in respect of any of the common cannabis stamp provinces has been paid on the cannabis product.

(3) Subsection (1) comes into force on January 1, 2028.

(4) Subsection (2) comes into force on January 1, 2030.

30 Section 158.26 of the Act is amended by adding the following after subsection (4):

Exception — section 234.11 penalty

(5) If a penalty under section 234.11 in respect of cannabis products is imposed under section 254 and is neither cancelled under paragraph 270(1)(a) or 274(1)(a) nor waived under paragraph 275(1)(c), the cannabis products are relieved of the duties imposed under subsections (1) and (2).

31 (1) The Act is amended by adding the following after section 187.1:

Refund — additional cannabis duty

187.11 The Minister may, in prescribed circumstances, refund to a prescribed cannabis licensee an amount, determined in prescribed manner, that is all or part of the additional cannabis duty imposed on a prescribed cannabis product if the cannabis licensee applies for the refund on or before the prescribed date.

(2) Subsection (1) comes into force on January 1, 2028.

32 Paragraph 211(6)(e) of the Act is amended by adding the following after subparagraph (x):

(x.1) to a corporation all of the shares (except directors’ qualifying shares) of the capital stock of which are owned by His Majesty in right of a province and that sells or distributes cannabis products within the province for the purpose of determining any liability or obligation of a cannabis licensee or any refund or other payment to which a cannabis licensee is or may become entitled under this Act,

33  (1)  The description of A in paragraph 218.1(2)(a) of the Act is replaced by the following:

A is the total of all amounts, each of which is determined in respect of a cannabis product to which the offence relates and is

(i) in the case of dried cannabis, fresh cannabis, cannabis plants and cannabis plant seeds, the amount determined under paragraph 1(a) of Schedule 7, as that paragraph read at the time the offence was committed, in respect of the cannabis product, and

(ii) in any other case, the amount that would be determined under paragraph 1(b) of Schedule 7, as that paragraph read at the time the offence was committed, in respect of the cannabis product if the concentration of total THC of the cannabis product were

(A) in the case of edible cannabis, 10 milligrams per gram,

(B) in the case of a cannabis topical, 15 milligrams per gram, and

(C) in the case of a cannabis extract, 1000 milligrams per gram,

(2) The description of A in paragraph 218.1(3)(a) of the Act is replaced by the following:

A is the total of all amounts, each of which is determined in respect of a cannabis product to which the offence relates and is

(i) in the case of dried cannabis, fresh cannabis, cannabis plants and cannabis plant seeds, the amount determined under paragraph 1(a) of Schedule 7, as that paragraph read at the time the offence was committed, in respect of the cannabis product, and

494

(ii) in any other case, the amount that would be determined under paragraph 1(b) of Schedule 7, as that paragraph read at the time the offence was committed, in respect of the cannabis product if the concentration of total THC of the cannabis product were

(A) in the case of edible cannabis, 10 milligrams per gram,

(B) in the case of a cannabis topical, 15 milligrams per gram, and

(C) in the case of a cannabis extract, 1000 milligrams per gram,

34 Paragraph (a) of the description of A in section 233.1 of the Act is replaced by the following:

(a) the total of all amounts, each of which is determined in respect of a cannabis product to which the contravention relates and is

(i) in the case of dried cannabis, fresh cannabis, cannabis plants and cannabis plant seeds, the amount deter-mined under paragraph 1(a) of Schedule 7, as that paragraph read at the time the contravention occurred, in respect of the cannabis product, and

(ii) in any other case, the amount that would be determined under paragraph 1(b) of Schedule 7, as that paragraph read at the time the contravention occurred, in respect of the cannabis product if the concentration of total THC of the cannabis product were

(A) in the case of edible cannabis, 10 milligrams per gram,

(B) in the case of a cannabis topical, 15 milligrams per gram, and

(C) in the case of a cannabis extract, 1000 milligrams per gram, and

35 Paragraph (a) of the description of A in section 234.1 of the Act is replaced by the following:

(a) the total of all amounts, each of which is determined in respect of a cannabis product to which the contravention relates and is

(i) in the case of dried cannabis, fresh cannabis, cannabis plants and cannabis plant seeds, the amount determined under paragraph 1(a) of Schedule 7, as that paragraph read at the time the contravention occurred, in respect of the cannabis product, and

(ii) in any other case, the amount that would be determined under paragraph 1(b) of Schedule 7, as that paragraph read at the time the contravention occurred, in respect of the cannabis product if the concentration of total THC of the cannabis product were

(A) in the case of edible cannabis, 10 milligrams per gram,

(B) in the case of a cannabis topical, 15 milligrams per gram, and

(C) in the case of a cannabis extract, 1000 milligrams per gram, and

36 The Act is amended by adding the following after section 234.1:

Contravention — unaccounted cannabis

234.11 Every person that is responsible at a particular time for cannabis products and that cannot account for the cannabis products as being, at the particular time, in the possession of a cannabis licensee or in the possession of another person in accordance with subsection 158.11(3) or paragraph 158.11(5)(a) is liable to a penalty equal to the amount determined by the formula

(A + B + C) × 200%

where

A is the greater of

(a) the total of all amounts, each of which is determined in respect of a cannabis product to which the contravention relates and is

495

(i) in the case of dried cannabis, fresh cannabis, cannabis plants and cannabis plant seeds, the amount determined under paragraph 1(a) of Schedule 7, as that paragraph read at the particular time, in respect of the cannabis product, and

(ii) in any other case, the amount that would be determined under paragraph 1(b) of Schedule 7, as that paragraph read at the particular time, in respect of the cannabis product if the concentration of total THC of the cannabis product were

(A) in the case of edible cannabis, 10 milligrams per gram,

(B) in the case of a cannabis topical, 15 milligrams per gram, and

(C) in the case of a cannabis extract, 1000 milligrams per gram, and

(b) the amount obtained by multiplying the fair market value, at the particular time, of the cannabis products to which the contravention relates by the percentage set out in paragraph 4(a) of Schedule 7, as that paragraph read at the particular time;

B is

(a) if the contravention occurred in a specified province, 300% of the amount determined for A, and

(b) in any other case, 0; and

C is

(a) if the contravention occurred in a prescribed specified province, 200% of the amount determined for paragraph (b) of the description of A, and

(b) in any other case, 0.

37 (1) Subparagraph 238.1(2)(b)(ii) of the Act is replaced by the following:

(ii) if the stamp is a common cannabis stamp or is in respect of a specified province, three times the dollar amount set out in subparagraph 1(a)(i) of Schedule 7, and

(2) Subsection (1) comes into force on January 1, 2028.

38 The Act is amended by adding the following after section 250:

Contravention — cannabis licensees

250.1 Every cannabis licensee that, in a return for a reporting period of the cannabis licensee, fails to report as and when required or misstates one or more amounts prescribed by regulation, or fails to provide as and when required or misstates any information prescribed by regulation, is liable to a penalty in respect of the return of not more than $25,000.

Regulations Respecting the Possession of Tobacco, Cannabis or Vaping Products That Are Not Stamped

39 (1) Section 1.1 of the Regulations Respecting the Possession of Tobacco, Cannabis or Vaping Products That Are Not Stamped is replaced by the following:

1.1 For the purposes of subparagraph 158.11(3)(a)(i) of the Excise Act, 2001, subsections 158.11(1) and (2) of that Act do not apply to the possession of a cannabis product by a person that is transporting the cannabis product if the person has in their possession documentation that provides evidence that the person is transporting the cannabis product on behalf of a cannabis licensee or, in the case of an industrial hemp by-product, an industrial hemp grower.

(2) Subsection (1) comes into force on January 1, 2028.

40 (1)  The portion of section 1.2 of the Regulations before paragraph (a) is replaced by the following:

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1.2 For the purposes of subparagraph 158.11(3)(a)(ii) of the Excise Act, 2001, subsections 158.11(1) and (2) of that Act do not apply to the possession of a cannabis product by a person that is sterilizing the cannabis product if the person has in their possession documentation that provides evidence that

(2) Subsection (1) comes into force on January 1, 2028.

41 (1) The portion of section 1.3 of the Regulations before paragraph (a) is replaced by the following:

1.3 For the purposes of paragraph 158.11(6)(a) of the Excise Act, 2001, subsection 158.11(2) of that Act does not apply to the possession of cannabis products by a person in a particular specified province if

(2) Paragraph 1.3(b) of the Regulations is replaced by the following:

(b) the	person is authorized by another province to sell cannabis products in the other province and

(i) if the other province is a common cannabis stamp province, each of the cannabis products is stamped with

(A) a common cannabis stamp, or

(B) a cannabis excise stamp that indicates that additional cannabis duty in respect of the other province has been paid, or

(ii) if the other province is a specified province but not a common cannabis stamp province, each of the cannabis products is stamped with a cannabis excise stamp that indicates that additional cannabis duty in respect of the other province has been paid; or

(3) Paragraph 1.3(b)(i) of the Regulations, as enacted by subsection (2), is replaced by the following:

(i) if the other province is a common cannabis stamp province, each of the cannabis products is stamped with a common cannabis stamp, or

(4) Subsections (1) and (2) come into force on January 1, 2028.

(5) Subsection (3) comes into force on January 1, 2030.

42 (1) The Regulations are amended by adding the following after section 1.3:

1.301 For the purposes of paragraph 158.11(7)(c) of the Excise Act, 2001, subsection 158.11(2.1) of that Act does not apply to the conveyance, but does apply to the sending, of a cannabis product by a person from one province to another if

(a) the person is an individual who possesses the cannabis product for their personal use and the total amount of the cannabis products that is being conveyed by the person is equivalent to no more than 30 g of dried cannabis, as determined in accordance with the Cannabis Act; or

(b) the person has in their possession documentation that provides evidence that the person is conveying the cannabis product on behalf of another person.

(2) Subsection (1) comes into force on January 1, 2028.

Stamping and Marking of Tobacco, Cannabis and Vaping Products Regulations

43 (1) Subsection 5.1(10) of the Stamping and Marking of Tobacco, Cannabis and Vaping Products Regulations is replaced by the following:

(10) For the purposes of subparagraph 158.13(c)(ii) of the Act and paragraph 158.13(d) of the Act, a prescribed condition is that the cannabis product is stamped by the other cannabis licensee in accordance with an authorized service

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agreement and in accordance with applicable conditions, if any, in respect of the authorized service agreement specified by the Minister under subsection (6).

(2) Subsection (1) comes into force on January 1, 2028.

Excise Duties on Cannabis Regulations

44 (1) The Excise Duties on Cannabis Regulations are amended by adding the following after section 4:

Common cannabis stamp province

4.1 For the purposes of the definition common cannabis stamp province in section 2 of the Act, the following provinces are prescribed:

(for illustrative purposes only)

(a) Province 1;

(b) Province 2;

(c) ...

(2) Subsection (1) comes into force on January 1, 2028.

45 (1) The Regulations are amended by adding the following after section 7:

Subsection 158.2(1) and section 187.11 — transfer to another province

7.1 (1) If a cannabis licensee delivers a cannabis product that is stamped with a common cannabis stamp to a purchas-er for entry into the duty-paid market of a particular common cannabis stamp province, if ownership of the cannabis product is transferred back to the cannabis licensee, if the cannabis licensee subsequently delivers at a particular time the cannabis product to a purchaser for entry into the duty-paid market of another common cannabis stamp province and if the cannabis product is not re-worked after its entry into the duty-paid market of the particular common cannabis stamp province and before its entry into the duty-paid market of the other common cannabis stamp province, the fol-lowing rules apply:

(a) for the purposes of section 187.11 of the Act, the cannabis licensee is a prescribed cannabis licensee, the cannabis product is a prescribed cannabis product, the amount of the refund under that section is equal to the additional cannabis duty in respect of the particular common cannabis stamp province imposed on the cannabis product and the prescribed date is the day that is two years after the day that includes the particular time;

(b) for the purposes of subsection 158.2(1) of the Act, a duty in respect of the other common cannabis stamp province is imposed under that subsection on the cannabis product in the amount determined under subsection 5(2) in respect of the cannabis product and the other common cannabis stamp province; and

(c) for greater certainty, the duty referred to in paragraph (b) is payable by the cannabis licensee at the particular time.

Application of section 158.32

(2) For greater certainty, the rules set out in paragraphs 158.32(a) and (b) of the Act apply for the purposes of subsec-tion (1).

(2) Subsection (1) comes into force on January 1, 2028.

46  (1) The Regulations are amended by adding the following after section 9:

498

Prescribed amounts — section 250.1

9.1 For the purposes of section 250.1 of the Act, each of the following amounts is a prescribed amount:

(a) in respect of dried cannabis and fresh cannabis that is delivered to purchasers during the reporting period and that is for consumption, use or sale to consumers in a specific province,

(i) the total dollar amount of sales,

(ii) the total sales by weight, and

(iii) the total number of packages;

(b) in respect of cannabis plant seeds that are delivered to purchasers during the reporting period and that are for consumption, use or sale to consumers in a specific province,

(i) the total dollar amount of sales,

(ii) the total number of seeds, and

(iii) the total number of packages;

(c) in respect of cannabis plants that are delivered to purchasers during the reporting period and that are for consumption, use or sale to consumers in a specific province,

(i) the total dollar amount of sales,

(ii) the total number of plants, and

(iii) the total number of packages; and

(d) in respect of cannabis extracts, cannabis topicals and edible cannabis that are delivered to purchasers during the reporting period and that are for consumption, use or sale to consumers in a specific province,

(i) the total dollar amount of sales,

(ii) the total sales by weight of total THC, and

(iii) the total number of packages.

(2) Subsection (1) comes into force on January 1, 2028.

Spirits Licence Security Requirements

Excise Act, 2001

47 (1) Subsection 19(1) of the Excise Act, 2001 is replaced by the following:

Issuance of licence

19 (1) Subject to the regulations, on application, the Minister may issue an excise warehouse licence to a person that is not a retailer of alcohol authorizing the person to possess in their excise warehouse manufactured tobacco, cigars or vaping products that are not stamped, non-duty-paid packaged spirits or non-duty-paid packaged wine.

(2) Subsection (1) applies in respect of licences issued on or after the day on which the Act enacting that subsection receives royal assent.

48 (1) Paragraph 23(3)(b) of the Act is replaced by the following:

499

(b) shall require security in a form satisfactory to the Minister and in an amount determined in accordance with the regulations in the case of a spirits licence, a tobacco license, a cannabis licence, a vaping product licence or an excise warehouse licence authorizing a person to possess in their excise warehouse non-duty-paid packaged spirits (other than an excise warehouse licence issued to His Majesty in right of a province or a liquor authority); and

(2) Subsection (1) applies in respect of licenses issued on or after the day on which the Act enacting that subsection receives royal assent.

Regulations Respecting Excise License’s and Registrations

49 (1) Subsection 2(3) of the Regulations Respecting Excise License’s and Registrations is replaced by the following:

(3) Subject to subsection (4), an applicant for a licence issued under section 19 of the Act authorizing them to possess in their excise warehouse non-duty-paid packaged spirits or non-duty-paid packaged wine must, in addition to meeting the requirements of subsection (2), where the province in which the warehouse is located has enacted legislation respecting the warehousing of packaged alcohol, be authorized by that province or its liquor authority to warehouse the spirits or wine at that warehouse.

(2) Subsection (1) applies in respect of licenses issued on or after the day on which that subsection is enacted or made.

50 (1) The portion of subsection 5(1) of the Regulations before paragraph (b) is replaced by the following:

5 (1) For the purposes of paragraph 23(3)(b) of the Act, the amount of security to be provided by an applicant for a spirits licence, a tobacco license, a cannabis licence, a vaping product licence or an excise warehouse licence authorizing a person to possess in their excise warehouse non-duty-paid packaged spirits must be an amount of not less than $5,000 and

(a) in the case of a spirits license,

(i) if the licensee is authorized under subsection 159.1(2) of the Act to have reporting periods that are fiscal half years, be sufficient to ensure payment of one-sixth of the amount of duty referred to in paragraph 160(b) of the Act up to a maximum amount of $2 million per licence, and

(ii) in any other case, be sufficient to ensure payment of the amount of duty referred to in paragraph 160(b) of the Act up to a maximum amount of $2 million per license;

(2) Subsection 5(1) of the Regulations is amended by striking out “and” at the end of paragraph (b), by adding “and” at the end of paragraph (c) and by adding the following after paragraph (c):

(d) in the case of an excise warehouse license authorizing a person to possess in their excise warehouse non-duty-paid packaged spirits,

(i) if the licensee is authorized under subsection 159.1(2) of the Act to have reporting periods that are fiscal half-years, be sufficient to ensure payment of one-sixth of the amount of duty referred to in paragraph 160(b) of the Act in respect of spirits up to a maximum amount of $2 million per licence, and

(ii) in any other case, be sufficient to ensure payment of the amount of duty referred to in paragraph 160(b) of the Act in respect of spirits up to a maximum amount of $2 million per licence.

(3) Subsections (1) and (2) apply in respect of licences issued on or after the day on which those subsections are enacted or made.

500

Federal Fuel Excise Tax Licensing Framework

Excise Tax Act

51 (1) Subsection 23(4) of the Excise Tax Act is replaced by the following:

Imposition of excise tax — licensed wholesaler

(4) Subject to subsections (6) to (8.1), whenever goods mentioned in Schedule I are sold by a licensed wholesaler or are retained for the licensed wholesaler’s own use or for rental by the licensed wholesaler to others, there shall be imposed, levied and collected, in addition to any other duty or tax payable under this Act or any other Act or law, an excise tax in respect of those goods, at the applicable rate set out in the applicable section in that Schedule, payable by the licensed wholesaler at the time the goods are delivered to the purchaser or so retained for use or rental.

(2) Subsection 23(6) of the Act is replaced by the following:

Tax not payable — resale

(6) The tax imposed under subsection (1) or (4) is not payable in the case of goods mentioned in Schedule I that are purchased or imported by a person that is a manufacturer licensed for the purposes of this Part, or a licensed wholesaler, for resale by the person.

(3) The portion of subsection 23(7) of the Act before paragraph (a) is replaced by the following:

Tax not payable — manufacturer

(7) The tax imposed under subsection (1) or (4) is not payable in the case of

(4) The portion of subsection 23(8) of the Act before paragraph (a) is replaced by the following:

Tax not payable — other

(8) The tax imposed under subsection (1) or (4) is not payable in the case of

(5) Subsection (1) is deemed to have come into force on the day after Budget Day.

(6) Subsections (2) to (4) apply in respect of goods that are imported, or delivered, to a purchaser after Budget Day.

52 (1)  Subsection 55(2) of the Act is replaced by the following:

Licensed wholesaler — fuel

(2) A person is deemed to be a bona fide wholesaler for the purposes of this Act and the Minister may grant a licence to the person under subsection (1), even if the person does not fulfil the requirements of that subsection, if the person carries on the business of selling or delivering gasoline, diesel fuel or aviation fuel and, in the ordinary course of that business, delivers that type of fuel to

(a) a purchaser for the purpose of resale by the purchaser in the ordinary course of the purchaser’s business; or

(b) a purchaser that is licensed under subsection (1) or that is a manufacturer licensed for the purposes of Part III.

(2) Section 55 of the Act is amended by adding the following after subsection (6):

Cancellation

(7) The Minister may cancel a licence granted under this section if, in the opinion of the Minister, it is no longer required for the purposes of this Act.

501

(3) Subsections (1) and (2) come into force on the first day of the month after the month in which the Act enacting those subsections receives royal assent.

53 (1) The Act is amended by adding the following after section 68.02:

Extraordinary circumstances — upstream tax amount

68.03 (1) The Minister may pay an amount to a manufacturer licensed for the purposes of Part III (in this subsection referred to as the “licensed person”) if the following conditions are met:

(a) a particular quantity of fuel that is gasoline, diesel fuel or aviation fuel is delivered by a vendor to a purchaser that is the licensed person;

(b) an amount of tax under Part III (in this section referred to as the “upstream tax amount”) was paid after 2016 and before Budget Day to the Receiver General in respect of the particular quantity of fuel by a person other than the licensed person;

(c) the licensed person paid to the vendor an amount as or on account of tax under Part III (in this section referred to as the “embedded amount”) as part of the consideration that the licensed person paid to the vendor for the particular quantity of fuel and the embedded amount is equal to the upstream tax amount;

(d) after the delivery referred to in paragraph (a)

(i) the licensed person delivered the particular quantity of fuel to one or more purchasers under one or more sales of a quantity of fuel, and

(ii) in respect of each sale referred to in subparagraph (i)

(A) tax under Part III became payable by the licensed person after 2016 and before Budget Day in respect of the quantity of fuel, and

(B) the consideration that the purchaser paid to the licensed person in respect of the quantity of fuel did not include an amount as or on account of all or part of the upstream tax amount or the embedded amount;

(e) in calculating the total amount of tax payable under Part III for one or more reporting periods of the licensed person ending after 2016 and before Budget Day, the licensed person sought to reduce that total amount of tax payable for each of those reporting periods by an amount (in this subsection referred to as a “reduction amount”) in respect of all or part of the embedded amount or the upstream tax amount and the Minister, in assessing, reassessing or making an additional assessment of the total amount of tax payable by the licensed person for each of those reporting periods, did not allow or credit the reduction amount for that reporting period;

(f) the total of all reduction amounts is equal to the upstream tax amount;

(g) no refund, rebate, drawback or remission of tax under Part III in respect of the particular quantity of fuel, or other payment in respect of, or calculated with reference to, tax under Part III in respect of the particular quantity of fuel, under this Act or any other Act of Parliament has been or may be paid or credited to any person; and

(h) the licensed person has evidence satisfactory to the Minister that the conditions in paragraphs (a) to (g) are met.

Amount of payment

(2) The amount of a payment under subsection (1) is equal to the upstream tax amount.

Timing of application

(3) No payment shall be made under this section unless an application for the payment is filed no later than the second anniversary of the day on which this section comes into force.

502

Form and filing of application

(4) Despite subsections 72(2) and (3), an application for a payment under this section must be made in a form authorized by the Minister containing information specified by the Minister and filed in a manner authorized by the Minister.

Deemed tax payable

(5) If, under this section, the Minister pays an amount to a person to which that person is not entitled, or pays an amount to a person in excess of the amount to which that person is entitled, the amount of the payment or the excess is deemed to be a tax payable by that person under Part III on the day on which the Minister made the payment.

(2) Subsection (1) comes into force on the day after the day on which the Act enacting that subsection receives royal assent.

54 (1) Section 68.18 of the Act is amended by adding the following after subsection (3):

Exception

(3.1) No amount shall be paid under subsection (2) to a person that is granted a licence under section 55 because of subsection 55(2).

(2) Subsection (1) comes into force on the first day of the month after the month in which the Act enacting that subsection receives royal assent.

Disclosure of Tax Debt to Credit Bureaus

Excise Tax Act

55 The Excise Tax Act is modified to give effect to the proposals relating to the Disclosure of Tax Debt to Credit Bureaus as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Ministerial Delegations

Federal-Provincial Fiscal Arrangements Act

56 (1) Subsection 7(1) of the Federal-Provincial Fiscal Arrangements Act is replaced by the following:

Administration agreement — government of a province

7 (1) The Minister or the Minister of National Revenue, with the approval of the Governor in Council, may on behalf of the Government of Canada enter into an administration agreement with the government of a province.

Administration agreement — aboriginal government

(1.01) The Minister or the Minister of National Revenue may on behalf of the Government of Canada enter into an administration agreement with an aboriginal government.

(2) Subsection 7(2) of the Act is replaced by the following:

Amending agreement

(2) The Minister or the Minister of National Revenue may on behalf of the Government of Canada enter into an agreement amending the terms and conditions of an administration agreement.

(3) Subsections 7(2.1) and (2.2) of the Act are replaced by the following:

503

Confirmation of past amendments

(2.2) Amendments that were made to an administration agreement before June 26, 2013 are, for greater certainty, ratified and confirmed and all actions taken and payments made as a result of those amendments are ratified and confirmed if, on the date those amendments were made, the administration agreement authorized the Minister or the Minister of National Revenue to make those amendments and those amendments did not fundamentally alter the terms and conditions of the administration agreement.

57 Subsection 8.3(2) of the Act is replaced by the following:

Amending agreements

(2) The Minister may on behalf of the Government of Canada enter into an agreement with the government of a province amending or varying an agreement or arrangement with the province entered into under subsection (1) or this subsection or ratified and confirmed under section 8.7.

58 Subsection 8.8(2) of the Act is replaced by the following:

Amending agreements

(2) The Minister may on behalf of the Government of Canada enter into an agreement with the government of a province amending or varying an agreement or arrangement with the province entered into under subsection (1) or this subsection.

59 Subsection 8.9(2) of the Act is replaced by the following:

Amending agreements

(2) The Minister may on behalf of the Government of Canada enter into an agreement with the government of a province amending or varying an agreement or arrangement with the province entered into under subsection (1) or this subsection.

Excise Tax Act

60 (1) The portion of subsection 277.1(2) of the Excise Tax Act before paragraph (a) is replaced by the following:

New harmonized value-added tax system regulations — transition

(2) The Minister of Finance may make regulations, in relation to the transition by a province to the new harmonized value added tax system,

(2) The portion of subsection 277.1(3) of the Act before paragraph (a) is replaced by the following:

New harmonized value-added tax system regulations — provincial tax policy flexibility

(3) The Minister of Finance may make regulations

(3) The portion of subsection 277.1(4) of the Act before paragraph (a) is replaced by the following:

New harmonized value-added tax system regulations — general

(4) For the purpose of facilitating the implementation, application, administration and enforcement of the new harmonized value added tax system or the transition by a province to the new harmonized value added tax system, the Minister of Finance may make regulations

(4) Section 277.1 of the Act is amended by adding the following after subsection (4):

Regulations — other

(4.1) The Minister of Finance may make regulations

504

(a) prescribing anything that, by this Part, is to be prescribed or is to be determined or regulated by regulation and that relates to

(i) the transition by a province to the new harmonized value added tax system,

(ii) the provincial tax policy flexibility, within the meaning of subsection (3), or

(iii) facilitating the implementation, application, administration and enforcement of the new harmonized value added tax system; and

(b) described in any of paragraphs 225.2(9)(a) to (c) and 236.01(4)(a) to (c).

Regulations — concurrent authorities

(4.2) For greater certainty, in cases where the authorities conferred on the Minister of Finance under this section are concurrent with the authorities conferred on the Governor in Council under this Part, the Minister of Finance may make regulations under this section whether or not regulations respecting the same matter have been made by the Governor in Council under this Part and the authorities conferred on the Minister of Finance under this section do not limit or restrict the authorities conferred on the Governor in Council under this Part.

Excise Act, 2001

61 (1) The portion of subsection 304.1(2) of the Excise Act, 2001 before paragraph (a) is replaced by the following:

Coordinated cannabis duty system regulations — transition

(2) The Minister of Finance may make regulations, in relation to the joining of a province to the coordinated cannabis duty system,

(2) The portion of subsection 304.1(3) of the Act before paragraph (a) is replaced by the following:

Coordinated cannabis duty system regulations — rate variation

(3) The Minister of Finance may make regulations

(3) The portion of subsection 304.1(4) of the Act before paragraph (a) is replaced by the following:

Coordinated cannabis duty system regulations — general

(4) For the purpose of facilitating the implementation, application, administration and enforcement of the coordinated cannabis duty system or a rate variation or the joining of a province to the coordinated cannabis duty system, the Minister of Finance may make regulations

(4) Section 304.1 of the Act is amended by adding the following after subsection (4):

Regulations — other

(4.1) The Minister of Finance may make regulations prescribing any matter or thing that by this Act is to be or may be prescribed in relation to the coordinated cannabis duty system.

Regulations — concurrent authorities

(4.2) For greater certainty, in cases where the authorities conferred on the Minister of Finance under this section are concurrent with the authorities conferred on the Governor in Council under this Act, the Minister of Finance may make regulations under this section whether or not regulations respecting the same matter have been made by the Governor in Council under this Act and the authorities conferred on the Minister of Finance under this section do not limit or restrict the authorities conferred on the Governor in Council under this Act.

62 (1) The portion of subsection 304.3(2) of the Act before paragraph (a) is replaced by the following:

505

Coordinated vaping duty system regulations — transition

(2) The Minister of Finance may make regulations, in relation to the joining of a province to the coordinated vaping duty system,

(2) The portion of subsection 304.3(3) of the Act before paragraph (a) is replaced by the following:

Coordinated vaping duty system regulations — rate variation

(3) The Minister of Finance may make regulations

(3) The portion of subsection 304.3(4) of the Act before paragraph (a) is replaced by the following:

Coordinated vaping duty system regulations — general

(4) For the purpose of facilitating the implementation, application, administration and enforcement of the coordinated vaping duty system or a rate variation or the joining of a province to the coordinated vaping duty system, the Minister of Finance may make regulations

(4) Section 304.3 of the Act is amended by adding the following after subsection (4):

Regulations — other

(4.1) The Minister of Finance may make regulations prescribing any matter or thing that by this Act is to be or may be prescribed in relation to the coordinated vaping duty system.

Regulations — concurrent authorities

(4.2) For greater certainty, in cases where the authorities conferred on the Minister of Finance under this section are concurrent with the authorities conferred on the Governor in Council under this Act, the Minister of Finance may make regulations under this section whether or not regulations respecting the same matter have been made by the Governor in Council under this Act and the authorities conferred on the Minister of Finance under this section do not limit or restrict the authorities conferred on the Governor in Council under this Act.

First Nations Goods and Services Tax Act

63 (1) The portion of subsection 5(2) of the First Nations Goods and Services Tax Act before paragraph (a) is replaced by the following:

Administration agreement

(2) The Minister may on behalf of the Government of Canada enter into an agreement in respect of a first nation law, as defined in subsection 11(1) or 12(1), of a first nation with the authorized body of the first nation and, among other things, the agreement shall provide

(2) Subsections 5(3) and (3.1) of the Act are replaced by the following:

Amending agreements

(3) The Minister may on behalf of the Government of Canada enter into an agreement with the authorized body of a first nation amending or varying an administration agreement with the first nation or an agreement under this subsection.

64 (1) The portion of subsection 41(2) of the Act before paragraph (a) is replaced by the following:

Administration agreement

(2) The Minister may on behalf of the Government of Canada enter into an agreement in respect of a first nation law, as defined in subsection 39(1) or 40(1), of a first nation with the authorized body of the first nation and, among other things, the agreement is to provide

506

(2) Subsections 41(3) and (4) of the Act are replaced by the following:

Amending agreements

(3) The Minister may on behalf of the Government of Canada enter into an agreement with the authorized body of a first nation amending or varying an administration agreement with the first nation or an agreement under this subsection.

Administrative Penalties

Excise Tax Act

65 (1) Section 280.12 of the Excise Tax Act is replaced by the following:

Penalty — electronic payment

280.12 Every person that fails to comply with subsection 278(3) is liable to a penalty equal to $300 for each such failure.

(2) Subsection (1) applies in respect of payments and remittances made after 2027.

66 (1) Section 283 of the Act is replaced by the following:

Failure to answer demand

283 Every person who fails to file a return when required pursuant to a demand issued under section 282 is liable to a penalty equal to $500.

(2) Subsection (1) applies in respect of any demand sent by the Minister of National Revenue under section 282 of the Act after 2027.

67 (1) Section 284 of the Act is replaced by the following:

Failure to provide information

284 Every person who fails to provide any information or document when and as required under this Part or under a regulation made under this Part is, except if the Minister waives the penalty, liable to a penalty of $300 for every failure unless, in the case of information required in respect of another person, a reasonable effort was made by the person to obtain the information.

(2) Subsection (1) comes into force on January 1, 2028.

68 (1) The portion of section 285 of the Act before paragraph (a) is replaced by the following:

False statements or omissions

285 Every person who knowingly, or under circumstances amounting to gross negligence, makes or participates in, assents to or acquiesces in the making of a false statement or omission in a return, application, form, certificate, statement, invoice or answer (each of which is in this section referred to as a “return”) made in respect of a reporting period or transaction is liable to a penalty of the greater of $300 and 25% of the total of

(2) Subsection (1) comes into force on January 1, 2028.

69 (1) Paragraphs 285.01(2)(a) and (b) of the Act are replaced by the following:

(a) unless paragraph (b) applies, $7,000; or

(b) $70,000 if the action of the person occurs after the Minister has assessed a penalty payable by the person under this section or section 163.3 of the Income Tax Act.

507

(2) Paragraphs 285.01(3)(a) and (b) of the Act are replaced by the following:

(a) unless paragraph (b) applies, $7,000; or

(b) $70,000 if the action of the person occurs after the Minister has assessed a penalty payable by the person under this section or section 163.3 of the Income Tax Act.

(3) Paragraphs 285.01(4)(a) to (c) of the Act are replaced by the following:

(a) unless paragraph (b) or (c) applies, $14,000;

(b) unless paragraph (c) applies, $70,000 if the action of the person occurs after the Minister has assessed a penalty payable by the person under subsection (2) or (3) or subsection 163.3(2) or (3) of the Income Tax Act; or

(c) $140,000 if the action of the person occurs after the Minister has assessed a penalty payable by the person under this subsection or subsection 163.3(4) of the Income Tax Act.

(4) Subsections (1) to (3) come into force on January 1, 2028.

70 (1) Paragraphs 285.1(3)(a) and (b) of the Act are replaced by the following:

(a) if the statement is made in the course of a planning activity or a valuation activity, the greater of $2,000 and the total of the person’s gross entitlements, at the time at which the notice of assessment of the penalty is sent to the person, in respect of the planning activity and the valuation activity; and

(b) in any other case, $2,000.

(2) Paragraph 285.1(5)(a) of the Act is replaced by the following:

(a) $2,000, and

(3) Subparagraph 285.1(5)(b)(i) of the Act is replaced by the following:

(i) the total of $200,000 and the person’s gross compensation, at the time at which the notice of assessment of the penalty is sent to the person, in respect of the false statement that could be used by or on behalf of the other person, and

(4) Subsections (1) to (3) come into force on January 1, 2028.

71 The Act is modified to give effect to the proposals relating to the indexation to inflation of fixed-dollar administrative penalties as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Excise Act, 2001

72 (1) Section 234 of the Excise Act, 2001 is replaced by the following:

Contravention of certain sections

234  (1) Every person that contravenes section 38, 40, 49, 61, 62.1, 99, 149, 151, 158.15, 158.5, 158.52 or 158.67 is liable to a penalty of not more than $45,000.

Failure to comply — tobacco products

(2) Every person who fails to return or destroy stamps as directed by the Minister under paragraph 25.5(b), or who fails to re-work or destroy a tobacco product in the manner authorized by the Minister under section 41, is liable to a penalty of not more than $45,000.

508

Failure to comply — cannabis products

(3) Every person that fails to return or destroy stamps as directed by the Minister under paragraph 158.07(b), or that fails to re-work or destroy a cannabis product in the manner authorized by the Minister under section 158.16, is liable to a penalty of not more than $45,000.

Failure to comply — vaping products

(4) Every person that fails to return or destroy stamps as directed by the Minister under paragraph 158.4(b), or that fails to re-work or destroy a vaping product in the manner authorized by the Minister under section 158.53, is liable to a penalty of not more than $45,000.

(2) Subsection (1) comes into force on January 1, 2028.

73 (1) Section 235 of the Act is replaced by the following:

Penalty for unauthorized export of raw leaf tobacco

235 Every tobacco grower who exports raw leaf tobacco without the written approval of the Minister or who fails to comply with a condition imposed by the Minister in respect of the export is liable to a penalty of not more than $45,000.

(2) Subsection (1) comes into force on January 1, 2028.

74 (1) Section 247 of the Act is replaced by the following:

Contravention — specially denatured alcohol

247 Every person who contravenes any of sections 96 to 98, 100, 102 or 103 is liable to a penalty of $20 per litre of specially denatured alcohol to which the contravention relates.

(2) Subsection (1) comes into force on January 1, 2028.

75 (1) Section 247.1 of the Act is replaced by the following:

Contravention — restricted formulations

247.1 Every person who contravenes section 93.1 or 93.2 is liable to a penalty of $20 per litre of restricted formulation to which the contravention relates.

(2) Subsection (1) comes into force on January 1, 2028.

76 (1) Paragraph 249(a) of the Act is replaced by the following:

(a) $2,000, and

(2) Subsection (1) comes into force on January 1, 2028.

77 (1) The portion of section 250 of the Act before paragraph (a) is replaced by the following:

Failure to comply

250 Every person is liable to a penalty of not more than $45,000 if the person fails to comply with

(2) Subsection (1) comes into force on January 1, 2028.

78 (1) Section 251 of the Act is replaced by the following:

Failure to answer demand

251 Every person who does not file a return as and when required under a demand issued under section 169 is liable to a penalty equal to $1,000.

509

(2) Subsection (1) applies in respect of any demand sent by the Minister of National Revenue under section 169 of the Act after 2027.

79 (1) Section 251.11 of the Act is replaced by the following:

Penalty — electronic payments

251.11 Every person that fails to comply with subsection 163(2) is liable to a penalty equal to $300 for each such failure.

(2) Subsection (1) applies in respect of payments made after 2027.

80 (1) Section 252 of the Act is replaced by the following:

Failure to provide information

252 Every person who fails to provide any information or record as and when required under this Act is liable to a penalty of $300 for every failure unless, in the case of information required in respect of another person, a reasonable effort was made by the person to obtain the information.

(2) Subsection (1) comes into force on January 1, 2028.

81 (1) The portion of section 253 of the Act before paragraph (a) is replaced by the following:

False statements or omissions

253 Every person who knowingly, or under circumstances amounting to gross negligence, makes, or participates in, assents to or acquiesces in the making of, a false statement or omission in a return, application, form, certificate, statement, invoice or answer (each of which is in this section referred to as a “return”) made in respect of a reporting period or activity is liable to a penalty equal to the greater of $300 and 25% of the total of

(2) Subsection (1) comes into force on January 1, 2028.

82 The Act is modified to give effect to the proposals relating to the indexation to inflation of fixed-dollar administrative penalties as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Air Travellers Security Charge Act

83 (1) Section 54 of the Air Travellers Security Charge Act is replaced by the following:

Penalty — electronic payments

54 Every person that fails to comply with subsection 20(2) is liable to a penalty equal to $300 for each such failure.

(2) Subsection (1) applies in respect of payments made after 2027.

84 (1) Section 56 of the Act is replaced by the following:

Failure to answer demand

56 Every person who fails to file a return as and when required under a demand issued under section 26 is liable to a penalty of $500.

(2) Subsection (1) applies in respect of any demand sent under section 26 of the Act by the Minister of National Revenue after 2027.

85 (1) Section 57 of the Act is replaced by the following:

510

Failure to provide information

57 Every person who fails to provide any information or record as and when required under this Act is liable to a penalty of $300 for every failure unless, in the case of information required in respect of another person, a reasonable effort was made by the person to obtain the information.

(2) Subsection (1) comes into force on January 1, 2028.

86 (1) The portion of section 58 of the Act before paragraph (a) is replaced by the following:

False statements or omissions

58 Every person who knowingly, or under circumstances amounting to gross negligence, makes or participates in, assents to or acquiesces in the making of a false statement or omission in a return, application, form, certificate, statement, invoice or answer (each of which is in this section referred to as a “return”) is liable to a penalty of the greater of $300 and 25% of the total of

(2) Subsection (1) comes into force on January 1, 2028.

87 The Act is modified to give effect to the proposals relating to the indexation to inflation of fixed-dollar administrative penalties as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Select Luxury Items Tax Act

88 (1) Paragraph 119(a) of the Select Luxury Items Tax Act is replaced by the following:

(a) in the case of a prescribed provision, $300; and

(2) Subsection (1) comes into force on January 1, 2028.

89 The Act is modified to give effect to the proposals relating to the indexation to inflation of fixed-dollar administrative penalties as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

Electronic Filing and Provision of Information (GST/HST) Regulations

90 (1) Paragraphs 3(a) and (b) of the Electronic Filing and Provision of Information (GST/HST) Regulations are replaced by the following:

(a) for the first failure by the person, $300; and

(b) for each subsequent failure by the person, $500.

(2) Subsection (1) applies in respect of a return that is required under Division V of Part IX of the Act to be filed on or before a day that is after 2027.

91 The Regulations are modified to give effect to the proposals relating to the indexation to inflation of fixed-dollar administrative penalties as described in the budget documents tabled by the Minister of Finance in the House of Commons on Budget Day.

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